Form 20-F
period 2020-12-31
Brainsway Ltd.
filed 2021-04-19
CIK 1505065

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

For the transition period from _____ to ______

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

Hadar Levy, Senior Vice President, General Manager North America and Interim Chief Financial Officer
300 Knickerbocker Road, Cresskill, New Jersey, 07626
Tel: +1-844-386-7001
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 22,250,534 Ordinary Shares.

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

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer," accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐   No ☒

i

Unless the context otherwise requires, all references to “BrainsWay,” “we,” “us,” “our,” the “Company” and similar designations refer to BrainsWay Ltd., a limited liability company incorporated under the laws of the State of Israel, and its consolidated subsidiaries. The term “including” means “including but not limited to”, whether or not explicitly so stated. The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar”, “US$”, “$” or “U.S.” refer to U.S. dollars, the lawful currency of the United States of America. Our functional and presentation currency is the U.S. dollar. Unless otherwise indicated, U.S. dollar amounts herein (other than amounts originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of April 16, 2021 ($1 = NIS 3.2810). The dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated. Foreign currency transactions in currencies other than U.S. dollars are translated in this Annual Report into U.S. dollars using exchange rates in effect at the date of the transactions.

The “BrainsWay” name and design logo are our registered trademarks. Solely for convenience, the trademarks, service marks, and trade names referred to in this Annual Report are without the ® and TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, and trade names. This Annual Report contains additional trademarks, service marks, and trade names of others, which are the property of their respective owners. All trademarks, service marks, and trade names appearing in this Annual Report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

This Annual Report includes statistics and other data relating to markets, market sizes, and other industry data pertaining to our business that we have obtained from industry publications, surveys, and other information available to us. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Market data and statistics are inherently predictive, speculative and are not necessarily reflective of actual market conditions. Such statistics are based on market research, which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market. In addition, the value of comparisons of statistics for different markets is limited by many factors, including that (i) the markets are defined differently, (ii) the underlying information was gathered by different methods, and (iii) different assumptions were applied in compiling the data. Accordingly, the market statistics included in this Annual Report should be viewed with caution. We believe that information from these industry publications included in this Annual Report is reliable.

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

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	the adequacy of our existing capital to meet our future capital requirements;

●	market perception and acceptance of Deep Transcranial Magnetic Stimulation (“Deep TMS”) technology;

●	physician and patient satisfaction with the effectiveness, competitive advantages, and benefits of our Deep TMS system;

●	availability of reimbursement from third-party payers, including insurance companies and Medicare;

●	our ability to commercialize Deep TMS, including internationally, by ourselves or through third-party distributors;

●	our ability to develop enhancements to our Deep TMS system through our research and development efforts;

●	our reliance on third parties to conduct our clinical trials and manufacture our product candidates for clinical testing;

●	our ability to complete and obtain favorable results from existing clinical trials, and to launch and successfully complete new clinical trials, for Deep TMS indications;

●	our ability to obtain regulatory approvals of Deep TMS and enhancements to our Deep TMS system on our anticipated time frames, or at all;

●	our ability to comply with applicable regulatory approvals and requirements;

●	our ability to obtain and maintain adequate protection of our intellectual property, including intellectual property licensed to us; and

●	our ability to operate within the changing market conditions caused by the COVID-19 global pandemic.

iii

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table sets forth our selected financial data, which is derived from our financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We have derived the selected financial data as of December 31, 2020, 2019, and 2018 and for the years ended December 31, 2020, 2019, and 2018 from our audited financial statements included elsewhere in this Annual Report on Form 20-F. You should read this selected financial data and other information provided in this Annual Report in conjunction with, and is qualified in its entirety by, our historical financial information including “Item 5. Operating and Financial Review and Prospects” and our financial statements and related notes appearing elsewhere in this Annual Report.

	Year Ended December 31
	2020	2019	2018
Statements of Operations Data
Revenues	$22,057	$23,101	$16,397
Cost of revenues	5,058	5,129	3,589
Gross profit	16,999	17,972	12,808
Research and development expenses, net	5,823	7,876	6,156
Selling and marketing expenses	11,283	13,269	8,345
General and administrative expenses	4,722	5,303	3,421
Total operating expenses	21,828	26,448	17,922
Total operating loss	4,829	8,476	5,114
Financial expenses, net	319	1,430	1,156
Loss before income taxes	5,148	9,906	6,270
Income taxes	237	422	209
Net loss	5,385	10,328	6,479
Basic and diluted net loss per share(1)	(0.24)	(0.50)	(0.39)
Weighted average number of Ordinary Shares outstanding – basic and diluted	22,453,025	20,506,202	16,640,446

(1)	Basic loss per ordinary share and diluted loss per ordinary share are the same because outstanding options and warrants would be anti-dilutive due to our net losses in these periods.

	As of December 31
	(U.S. Dollars, in thousands)
	2020	2019	2018
Balance Sheet Data
Cash, cash equivalents and short-term deposits	$17,182	$21,895	$9,069
Total assets	34,011	38,736	23,602
Total liabilities	14,377	14,516	16,650
Accumulated deficit	(77,294)	(71,909)	(61,581)
Total equity	19,634	24,220	6,952

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this Annual Report, including our financial statements and the related notes beginning on page F-1, before deciding to invest in our ordinary shares (the “Ordinary Shares”) or our American Depositary Shares (“ADSs”). The risks and uncertainties described below in this annual report on Form 20-F for the year ended December 31, 2020 are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below or incorporated by reference in this Form 20-F, and any such additional risks, could materially adversely affect our reputation, business, financial condition or results of operations. In such case, you may lose all or part of your investment.

Summary of Risk Factors

The following is a summary of some of the principal risks we face. The list below is not exhaustive, and investors should read this “Risk factors” section in full.

•	We have a history of operating losses. We expect to incur additional losses in the future and may never be profitable.
•	We cannot ensure that our existing capital will be sufficient to meet our capital requirements.
•	Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidate(s).
•	Our success depends on Deep TMS as a treatment option for patients, as well as market perception and acceptance of TMS generally, and patient satisfaction with the effectiveness of Deep TMS.
•	Our long-term growth depends on our ability to increase market penetration and further commercialize Deep TMS, as well as develop enhancements and features to the Deep TMS system through our research and development efforts. If we fail to do so, we may be unable to achieve future growth.
•	We operate in a very competitive environment and if we are unable to compete successfully against our existing or potential competitors, our revenues and operating results may be negatively affected.
•	If we are unable to adequately train physicians and other treatment providers and operators on the safe and appropriate use of our Deep TMS systems, we may be unable to achieve our expected growth.
•	Failure to secure or maintain adequate coverage and reimbursement of our Deep TMS system for the currently authorized indications and other indications for which we obtain FDA authorization in the future, if any, may make physicians reluctant to use or recommend Deep TMS and have a material adverse effect on our sales, results of operations, and financial condition.
•	We rely on third-party suppliers for some components used in manufacturing Deep TMS, and we may be unable to immediately transition to alternative parties for these components.
•	We rely, and in the future, expect to rely on a network of third-party distributors to market and distribute our products internationally, and if we are unable to maintain and expand this network, we may be unable to generate anticipated revenues.
•	Clinical trials involve a lengthy and expensive process with an uncertain outcome, which may delay or cause us to abandon the development of Deep TMS for additional indications.

•	We rely in part on third parties to conduct our clinical trials. If these third parties fail to perform their duties on time or as expected, we may not be able to obtain regulatory authorization for additional indications that we may seek for Deep TMS.
•	Our collaboration arrangements may not be successful, which could adversely affect our ability to develop and commercialize our products.
•	If product liability lawsuits are brought against us, our business may be harmed, and we may be required to pay damages that exceed our insurance coverage.
•	Our insurance policies protect us only from some business risks, which will leave us exposed to significant uninsured liabilities.
•	Our operations could be affected by the COVID-19 global pandemic.
•	Performance issues, service interruptions or price increases by our shipping carriers could adversely affect our business and harm our reputation and ability to provide our services on a timely basis.
•	If we experience significant disruptions in our information technology systems, our business may be adversely affected.
•	We rely on the use of technology and may become subject to cyber-terrorism or other compromises and shut-downs.
•	Security and privacy breaches may expose us to liability and harm our reputation and business.
•	We may seek to grow our business through acquisitions or investments in new or complementary businesses, products or technologies, through the licensing of products or technologies from third parties. The failure to manage acquisitions, investments, licenses or other strategic alliances, or the failure to integrate them with our existing business, could harm our business.
•	Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.
•	We may not receive the necessary regulatory clearances or approvals to market our product for other proposed indications in the future, and failure to timely obtain necessary clearances or approvals for such future indications would adversely affect our ability to grow our business.
•	Modifications to our Deep TMS systems may require new 510(k) clearances, de novo classification or PMA, and may require us to cease marketing or recall the modified products until authorizations are obtained.
•	Our products must be manufactured in accordance with federal and state regulations, and we could be forced to recall our installed systems or terminate production if we fail to comply with these regulations.
•	If treatment guidelines for the clinical conditions we are targeting change or the standard of care evolves, we may need to redesign and seek new marketing authorization from the FDA for one or more of our products.
•	The misuse or off-label use of Deep TMS may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies, particularly if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.
•	Deep TMS may cause or contribute to adverse medical events that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition, and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.
•	If we or our distributors do not obtain and maintain international regulatory registrations or approvals for Deep TMS, we will be unable to market and sell our products outside of the United States.
•	We are subject to certain federal, state, and foreign fraud and abuse laws, health information privacy and security laws, and transparency laws, which, if violated, could subject us to substantial penalties. Additionally, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.
•	Healthcare policy changes, including recently enacted legislation reforming the U.S. healthcare system, could harm our cash flows, financial condition, and results of operations.
•	We depend on our intellectual property, and our future success is dependent on our ability to protect our intellectual property and not infringe on the rights of others.
•	The lives of our patents may not be sufficient to effectively protect our products and business.

•	Our right to the essential intellectual property upon which the Deep TMS technology is based results from in-license agreements with government agencies and research institutions, the termination of which would prevent us from commercializing Deep TMS.
•	Our license agreements for our critical patents and related intellectual property impose significant monetary obligations and other requirements that may adversely affect our ability to successfully execute our business plan.
•	The key patents that underlie our Deep TMS technology are subject to the U.S. government’s royalty free usage rights on a worldwide basis for any discovery based on such patents, which may have unexpected, adverse consequences upon the market for our product.
•	If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.
•	Legal proceedings or third-party claims of intellectual property infringement and other challenges may require us to spend substantial time and money and could prevent us from developing or commercializing Deep TMS.
•	The Israeli government grants that we have received require us to meet several conditions and may restrict our ability to manufacture our Deep TMS systems and transfer relevant know-how outside of Israel and require us to pay royalties and satisfy specified conditions, including increased royalties if we manufacture our Deep TMS systems outside of Israel or payment of a redemption fee if we transfer relevant know-how outside of Israel.
•	International patent protection is particularly uncertain, and if we are involved in opposition proceedings in foreign countries, we may have to expend substantial sums and management resources.
•	Our manufacturing, assembly and other significant functions are located in Israel and, therefore, our business and operations may be adversely affected by political, economic and military conditions in Israel.
•	Exchange rate fluctuations between the U.S. dollar, the New Israeli Shekel and other foreign currencies may negatively affect our future revenues.
•	The price of the ADSs may be volatile and may fluctuate due to factors beyond our control.
•	The significant share ownership position of our officers, directors, and entities affiliated with certain of our directors may limit your ability to influence corporate matters.

Risks Related to our Financial Condition and Capital Requirements

We have a history of operating losses. We expect to incur additional losses in the future and may never be profitable.

We have incurred net losses since our inception, largely reflecting research and development, general and administrative expenses, and sales and marketing expenses. We have experienced net losses of $5.4 million and $10.3 million for the years ended December 31, 2020 and 2019, respectively. As a result of ongoing losses, as of December 31, 2020, we had an accumulated deficit of $77.3 million. While we have sold and leased Deep TMS systems in various markets over the last few years, primarily for Major Depressive Disorder (MDD) and recently also for Obsessive-Compulsive Disorder (OCD), we expect to continue to incur significant sales and marketing, product development, regulatory and other expenses as we continue to expand our commercialization efforts to increase adoption of Deep TMS and expand existing relationships with our customers, to obtain regulatory clearances or approvals for Deep TMS in additional countries and for additional indications, and to develop new enhancements or features to our existing Deep TMS systems. Furthermore, our general and administrative expenses increased following our offering of ADSs on The Nasdaq Global Market, or Nasdaq, in April 2019 due to the increased costs associated with being a public company in the United States. The net losses we incur may fluctuate significantly from period to period. We will need to generate additional revenues to achieve and sustain profitability, and even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time. Our failure to achieve or maintain profitability could negatively impact the value of the ADSs.

We cannot ensure that our existing capital will be sufficient to meet our capital requirements.

We believe that our existing capital, other sources of liquidity will be sufficient to meet our capital requirements. To date we have funded our operations primary through offerings of our securities, research and development grants from the Israel Innovation Authority and other sources, a loan under our credit facility which has been repaid, and a Payment Protection Program loan through the Unites States Small Business Administration which has been forgiven. We expect to generate revenues primarily through sales and lease income generated by the commercial distribution of Deep TMS systems for approved indications.

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

We cannot be certain that in the future alternative financing sources will be available to us at such times or in the amounts we need or whether we can negotiate commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. Any issuance of additional equity or equity-linked securities could be dilutive to our existing shareholders, and any new equity securities could have rights, preferences, and privileges superior to those of holders of the ADSs. Additional debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt, pay dividends, repurchase our shares, make investments and engage in merger, consolidation or asset sale transactions. If we are unable to obtain future financing through the methods we described above or through other means, our business may be materially impaired and we may be unable to complete our business objectives and may be required to cease operations, curtail one or more product development or commercialization programs, significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

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

Our strategy depends on our ability to further commercialize and increase market penetration of Deep TMS for MDD, OCD, and smoking addiction, develop and seek regulatory approvals of Deep TMS for new indications and add new enhancements or features for the Deep TMS system. These goals are also designed to respond to changing customer demands, competitive pressures, and technologies. Our industry is characterized by intense competition, including from existing treatments (e.g., anti-depressant medications), a growing number of Traditional TMS competitors, rapid technological changes, new product introductions and enhancements, price competition, and evolving industry standards. It is important that we anticipate changes in technology and market demand, as well as physician practices to successfully develop, obtain clearance or approval, if required, and successfully introduce new, enhanced, and competitive technologies to meet our prospective customers’ needs on a timely and cost-effective basis.

We might be unable to further commercialize Deep TMS for approved indications or develop or obtain regulatory clearances or approvals to market Deep TMS for new indications, or to develop and obtain regulatory approvals for enhancements or new features for the Deep TMS system. Additionally, Deep TMS for MDD, OCD, smoking addiction, and any future indications, even if cleared, might not be accepted by physicians or the third-party payers who reimburse for the procedures performed with our products. Our risk share pricing model to capture increased market share may also not be successful, and we may be unable to devise new pricing strategies that are attractive to customers. The success of any new indications, enhancements or features for the Deep TMS system will depend on numerous additional factors, including our ability to:

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

In order to generate significant revenues from Deep TMS, patients must be satisfied with the effectiveness of Deep TMS. We train our physician customers to properly diagnose patient candidates and select the appropriate patient candidates for treatment using the Deep TMS system, explain to their patients the time-period over which the results from a treatment course can be expected to occur, and measure the success of treatments using medical guidelines. However, our physician customers may not properly diagnose or select appropriate patient candidates for Deep TMS treatment, which may produce results that do not meet patients’ expectations. To the extent physicians do not make the proper measurements for a specific patient or use the same procedures at each treatment session, it could result in variability of the treatment efficacy and results for the patient. If patients are not satisfied with the results of Deep TMS, our reputation, and future results of operations may be adversely affected.

We operate in a very competitive environment and if we are unable to compete successfully against our existing or potential competitors, our revenues and operating results may be negatively affected.

Our Deep TMS systems for MDD, OCD, smoking addiction, and any future indications are or will be subject to intense competition. The industry in which we operate is subject to rapid change and is highly sensitive to the introduction of new products or other market activities of current or new industry participants. Our ability to compete successfully will depend on our ability to develop and obtain regulatory clearances of Deep TMS for indications that reach the market in a timely manner, to receive adequate coverage and reimbursement from third-party payers, and to successfully demonstrate to physicians and patients the merits of Deep TMS compared to the products of our competitors. If we are not successful in convincing others of the merits of Deep TMS or educating them on the use of the Deep TMS system, they may not use our system or use them effectively and we may be unable to increase our revenues.

Deep TMS competes with several existing Traditional TMS competitors, including Neuronetics, Magventure, MAG & More, CloudTMS, Magstim, and Nexstim. Competing TMS therapy companies have developed or may develop treatments that can be administered for shorter time periods or may develop treatments that have improved efficacy when compared to our products or that require a less significant investment of resources from physicians. For instance, several Traditional TMS competitors have received FDA clearance for a TMS treatment protocol that can be administered within a shorter time period than the currently cleared protocol for Deep TMS. In addition, psychiatrists and other customers may not be able to easily compare Deep TMS to our focal TMS competitors given the limited data from head-to-head studies.

We also face competition from pharmaceutical and other companies, many of which have greater resources than we do, that develop competitive products, such as anti-depressant medications (including but not limited to a nasal spray utilizing the drug esketamine, which was recently approved by the FDA for use in conjunction with an oral antidepressant) and to a lesser degree, ECT, and other neuromodulation treatment options. Our commercial opportunity could be reduced or eliminated if these competitors develop and commercialize anti-depressant medications or other treatments that are safer or more effective than Deep TMS, or are offered at more competitive prices, are more easily administered to patients or are otherwise more attractive to our customers and patients. At any time, these and other potential market entrants may develop treatment alternatives that may make Deep TMS less competitive.

We also note that competition varies based on the indication, and some of the indications we are advancing may face marketability challenges based on existing treatment options. For example, there are a variety of smoking cessation products currently available on the market, including nicotine patch treatment. Electronic cigarettes, or e-cigarettes, are also widely available substitutes for tobacco smoking. Deep TMS for smoking cessation may not be a marketable alternative to these existing options.

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

Moreover, the potential for both TMS competitors or other medical device or pharmaceutical companies to introduce new and disruptive products or forms of therapy can significantly impact our financial performance and ability to compete.

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

The use of our Deep TMS system to treat OCD requires a special procedure to provoke the patient to exhibit symptoms of OCD while the patient is treated with Deep TMS. This procedure requires special training, and may make the treatment more difficult to apply than alternative treatments, as the treatment must be tailored for the condition of each patient. As a result, this may lead to a variability of the overall results and between patients, which could discourage use of Deep TMS for OCD. In addition, if the physicians and operators do not apply the treatment of OCD patients properly or experience difficulties in the use of the system for OCD, this could reduce the level of satisfaction with this system for OCD, and adversely affect our revenues and our operating results.

We may be unable to forecast our future growth accurately.

We may be unable to predict future growth related to Deep TMS for MDD, OCD, smoking addiction, and other psychiatric indications because some of these disorders are inherently difficult to diagnose and there are frequent co-morbidities (overlap) in these disorders that complicate treatment methods. Diagnosis for psychiatric disorders, such as MDD and OCD, is based on an individual’s reported experiences and mental status examination, and accordingly is subject to significant error. For example, it is estimated that about half of the individuals in the United States who experience a major depressive episode annually are not diagnosed correctly. In addition, there is a rising trend in which primary care providers, rather than mental health professionals, prescribe anti-depressant medications. Primary care providers often prescribe anti-depressants without a psychiatric diagnosis of disease. In 73% of visits in which a primary care provider prescribed an anti-depressant, patients did not have a psychiatric diagnosis. Without a psychiatric diagnosis, treatment cannot be tailored to the underlying condition. Accordingly, a significant portion of MDD patients that are considered treatment-resistant may be unresponsive to first-line treatment as a result of incorrect diagnosis, and any such patients may not respond to Deep TMS treatment. In addition, the H-Coils for our Deep TMS systems may prove to be interchangeable and clinicians may be able to treat patients with multiple disorders in the same procedure. With respect to comorbidities, there is a high rate of tobacco use amongst patients suffering from mental health conditions such as depression and anxiety. Approximately 3 of every 10 cigarettes smoked by adults in the United States are smoked by persons with mental health conditions. As a result of the foregoing factors, the addressable market for Deep TMS for MDD, OCD, and smoking addiction, may be smaller than we currently anticipate, and predictions for our future growth may prove to be inaccurate. This may have a materially adverse effect on our future results of operations.

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

As of December 31, 2020, we had 100 employees, including 26 employees in sales and marketing. Our operating results are directly dependent upon the sales and marketing efforts of our sales and customer support team and, to a lesser extent, on our independent third party distributors outside of the United States. If our employees or our independent distributors fail to adequately promote, market and sell or lease our Deep TMS systems, our revenues could significantly decrease and/or fail to meet our targets.

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

Third-party payers are increasingly examining the medical necessity and cost effectiveness of medical products and services, in addition to safety and efficacy. Significant uncertainty exists as to the reimbursement status of any newly approved (or cleared) products or therapies, such as Deep TMS for OCD or for smoking addiction, which represent novel approaches to treatment of a disease, addiction, or condition. Even if a third-party payer covers a particular treatment that uses Deep TMS, the resulting reimbursement rate may not be adequate to cover a provider’s cost to purchase or lease the Deep TMS system or ensure such transaction is profitable for the provider. Reimbursement by a third-party payer may depend upon a number of factors, including the third-party payer’s determination that a treatment is neither experimental nor investigational, safe, effective, and medically necessary, appropriate for the specific patient, cost-effective, supported by peer-reviewed medical journals and included in clinical practice guidelines.

In the United States, there is no uniform policy of coverage and reimbursement among third-party payers, including private insurers. Therefore, coverage and reimbursement for treatments can differ significantly from payer to payer. However, many third-party payers often rely upon Medicare coverage policies and payment limitations in setting their own coverage and reimbursement policies and methodologies. Private insurance coverage for Deep TMS as a treatment for MDD generally requires one to four failures of anti-depressant medications.

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

Obtaining and maintaining adequate reimbursement of Deep TMS for OCD, for smoking addiction, or for any future indications, as applicable, may be difficult. Currently, there is no third-party coverage of Deep TMS as a treatment for OCD nor for smoking addiction, as payors that have evaluated Deep TMS for OCD coverage have not yet concluded that it is a reasonable and necessary therapy for OCD or for smoking addiction, respectively. We are working to gather and submit additional clinical data in order to sufficiently demonstrate the efficacy of Deep TMS for the treatment of OCD and smoking addiction. These efforts may be expensive and time-consuming. Therefore, it may take significant time to obtain sufficient reimbursement coverage of Deep TMS for OCD and smoking addiction. We may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement compared to existing approved biologics and other therapies. There may be significant delays in obtaining coverage and reimbursement for newly approved therapies in the United States, and coverage may be more limited than the indications for which the product is approved by the FDA or similar regulatory authorities outside the United States. Further, there is no guarantee that Deep TMS will ever be adequately covered or reimbursed for OCD, smoking addiction, or any other future indication for which we obtain authorization, if any.

In addition, the U.S. federal government and state legislatures have continued to implement cost containment programs, including price controls and restrictions on coverage and reimbursement. To contain costs, governmental healthcare programs and third-party payers are increasingly challenging the price, scrutinizing the medical necessity, and reviewing the cost-effectiveness of medical treatments.

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

We rely on suppliers for most of the components used in manufacturing Deep TMS, including the computer controlling the stimulator, the helmet, and the arm of the helmet, and we may not have sufficient contractual assurances for the long-term supply of these components. We now assemble our proprietary stimulator in our new-generation Deep TMS systems; however, we remain dependent on a single source third-party supplier for stimulators used in older versions of our Deep TMS system, and accordingly we must still rely on third-party suppliers for those older versions. In addition, we rely on the outsourcing company utilized for the manufacture of certain components in our newer systems, including our proprietary stimulator and various other components. For us to be successful, our suppliers and contract manufacturer must be able to provide us with components in sufficient quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. While these suppliers have generally met our demand requirements on a timely basis in the past, their ability, and willingness to continue to do so going forward may be limited for several reasons, including our lack of long-term agreements with those suppliers, our relative importance as a customer of those suppliers, or, as applicable, their ability to produce the components for or provide assembly services to manufacture our Deep TMS systems. An interruption in our commercial operations could occur if we encounter delays or difficulties in securing these components, if we cannot obtain an acceptable substitute.

Any transition to a new supplier or contract manufacturer could be time-consuming and expensive, may result in interruptions in our operations and product delivery, could affect the performance specifications of Deep TMS or could require that we modify its design. If we are required to change our contract manufacturer, we will be required to verify that the new manufacturer maintains facilities, procedures, and operations that comply with our quality and applicable regulatory requirements, which could further impede our ability to manufacture Deep TMS systems in a timely manner. If the change in manufacturer results in a significant change to any product, a new 510(k) clearance from the FDA or similar non-U.S. regulatory authorization may be necessary before we implement the change, which could cause a substantial delay. We cannot assure you that we will be able to identify and engage alternative suppliers or contract manufacturers on similar terms or without delay. Furthermore, our contract manufacturer could require us to move to a different production facility. The occurrence of any of these events could harm our ability to meet the demand for Deep TMS in a timely and cost-effective manner.

We face risks associated with our international business.

We currently market and sell Deep TMS systems outside of the United States in various countries and/or intend to market and expand the commercialization of Deep TMS in other markets, including Japan, Europe, and various Middle Eastern, Central/South American, and Asian countries.

We are assessing the opportunity to expand into other international markets. However, our expansion plans may not be realized, or if realized, may not be successful. We expect each market to have particular regulatory hurdles to overcome, and future developments in these markets, including the uncertainty relating to governmental policies and regulations, could harm our business.

The sale, lease, and shipment of the Deep TMS system across international borders, as well as the purchase of components and products from international sources, subjects us to extensive U.S. and other foreign governmental trade, import, export, and customs regulations and laws. Compliance with these regulations and laws is costly and exposes us to penalties for non-compliance. We expect our international activities will be dynamic over the foreseeable future as we continue to pursue opportunities in international markets. Our international business operations are subject to a variety of risks, including:

●	difficulties in staffing and managing foreign and geographically dispersed operations, to the extent we establish non-U.S. operations;

●	differing and multiple payer reimbursement regimes, government payers or patient self-pay systems;

●	difficulties in determining and creating the proper sales pathway in new, international markets;

●	compliance with various U.S. and international laws, including export control laws and the U.S. Foreign Corrupt Practices Act of 1977 (FCPA), and anti-money laundering laws;

●	differing regulatory requirements for obtaining marketing authorizations for our products in non-U.S. jurisdictions;

●	changes in, or uncertainties relating to, foreign rules and regulations that may impact our ability to sell our products, perform services or repatriate profits to the United States;

●	tariffs and trade barriers, export regulations, sanctions, and other regulatory and contractual limitations on our ability to sell our products in certain foreign markets;

●	potential adverse tax consequences, including imposition of limitations on or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries or joint ventures;

●	imposition of differing labor laws and standards;

●	armed conflicts or economic, political, and/or social instability in foreign countries and regions;

●	fluctuations in foreign currency exchange rates;

●	an inability, or reduced ability, to protect our intellectual property, including any effect of compulsory licensing imposed by government action; and

●	availability of government subsidies or other incentives that benefit competitors in their local markets that are not available to us.

We rely and in the future expect to rely on a network of third-party distributors to market and distribute our products internationally, and if we are unable to maintain and expand this network, we may be unable to generate anticipated revenues.

We rely, and expect to rely in the future, on a network of third-party distributors to market and distribute our products in international markets. We are assessing the opportunity to continue expanding into other international markets. We may face significant challenges and risks in managing a geographically dispersed distribution network. We have limited ability to control any third-party distributors and agents. Our distributors and agents may be unable to successfully market, lease, and sell our products and may not devote sufficient time and resources to support the marketing, sales, education, and training efforts that we believe enable the products to develop, achieve or sustain market acceptance. Additionally, in some international jurisdictions, we rely on our distributors to manage the regulatory process, while complying with all applicable rules and regulations, and we are dependent on their ability to do so effectively. In addition, if a dispute arises with a distributor or if a distributor is terminated by us or goes out of business, it may take time to locate an alternative distributor, to seek appropriate regulatory approvals with the new distributor and to train new personnel to market our products, and our ability to sell those systems in the region formerly serviced by such terminated distributor could be harmed. Any of these factors could reduce our revenues from affected markets, increase our costs in those markets or damage our reputation. In addition, if an independent distributor or agent were to depart and be retained by one of our competitors, we may be unable to prevent that distributor or agent from helping competitors solicit business from our existing customers, which could further adversely affect our sales. As a result of our reliance on third-party distributors and agents, we may be subject to disruptions and increased costs due to factors beyond our control, including labor strikes, third-party error, and other issues. If the services of any of these third-party distributors and agents become unsatisfactory, we may experience delays in meeting our customers’ demands, and we may be unable to find a suitable replacement on a timely basis or on commercially reasonable terms. Any failure to deliver products in a timely manner may damage our reputation and could cause us to lose potential customers.

Clinical trials involve a lengthy and expensive process with an uncertain outcome, which may delay or cause us to abandon the development of Deep TMS for additional indications.

We are currently at various stages of completed, ongoing or planned clinical trials of Deep TMS for new indications. Development of medical devices includes pre-clinical studies and sometimes clinical trials, and is a long, expensive, and uncertain process, subject to delays and failure at any stage. Clinical trials for Deep TMS involve certain specific risks, including factors related to trial design and patient enrollment. Additionally, if we are unable to recruit a sufficient number of patients for our clinical trials, we may be unable to generate sufficient data to support marketing authorization. Moreover, our research and development, pre-clinical and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities. We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials, which would cause us or regulatory authorities to delay or suspend clinical trials, or delay the analysis of data from completed or ongoing clinical trials. We estimate that clinical trials involving various indications of Deep TMS will continue for several years; however, such trials may also take significantly longer to complete and may cost more money than we have expected. Furthermore, the data obtained from the studies and trials may be inadequate to support regulatory authorizations or to enable market acceptance of certain indications of Deep TMS. Failure can occur at any stage of testing, and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialization of the current, or a future, version of, Deep TMS, for any particular indication, including but not limited to:

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

Additionally, the FDA or other regulatory entities may disagree with our interpretation of the data from our pre-clinical studies and clinical trials, or may find the clinical trial design, conduct or results inadequate to demonstrate safety or efficacy, and may require us to pursue additional pre-clinical studies or clinical trials, which could further delay authorization of additional indications for Deep TMS. A number of companies in the medical device and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after seeing promising results in earlier clinical trials. We do not know whether any clinical trials we or our clinical partners may conduct will demonstrate adequate efficacy and safety to result in regulatory authorization to market new indications for Deep TMS. In addition, the results of our past clinical trials of Deep TMS may not be predictive of future trial results. If later-stage clinical trials involving Deep TMS for new indications do not produce favorable results, our ability to obtain regulatory authorization for such indications may be adversely impacted, which will have a material adverse effect on our business, financial condition, and results of operations.

We rely in part on third parties to conduct our clinical trials. If these third parties fail to perform their duties on time or as expected, we may not be able to obtain regulatory authorization for additional indications that we may seek for Deep TMS.

Our clinical trials are managed by our both own staff and personnel as well as certain third-parties, including clinical trial sites, medical institutions, clinical research organizations, or CROs, and private practices, for, among other things, site monitoring, statistical work, and electronic data capture in our clinical trials. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with applicable protocols, and legal, regulatory, and scientific standards, including current good clinical practices, or cGCPs, which are set forth in regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for clinical trials. If we or any such third parties fail to comply with applicable cGCPs, the clinical data generated in such trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before granting a marketing authorization for any particular indication. In addition, if such third parties do not devote sufficient time and resources to our clinical trials or otherwise carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they assist in obtaining is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory authorization for or successfully commercialize Deep TMS for a specified indication.

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

We are currently involved in a number of research and development collaborations with third parties relating to the development of new technology and additional uses of Deep TMS. These and any future collaborations that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborations are subject to numerous risks, which may include that:

●	collaborators have significant discretion in determining the efforts and resources that they will apply to collaborations;

●	collaborators may not pursue development and commercialization of our products or may elect not to continue or renew development or commercialization programs based on trial or test results or may change their strategic focus due to the acquisition of competitive products,

●	availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

●	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates;

●	a collaborator with marketing, manufacturing, and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;

●	we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

●	collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

●	disputes may arise between us and a collaborator that causes the delay or termination of the research, development, and/or commercialization of our current or future products or that results in costly litigation or arbitration that diverts management attention and resources;

●	our collaborators may default on their obligations to us and we may be forced to terminate, litigate, and/or renegotiate such arrangements;

●	our collaborators may have claims that we breached our obligations to them which may result in termination, renegotiation, litigation or delays in performance of such arrangements;

●	collaborations may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable current or future products;

●	collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; and

●	a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

If any of our collaboration arrangements are not successful, it could have a material adverse effect on our business, financial condition, and results of operations.

If product liability lawsuits are brought against us, our business may be harmed, and we may be required to pay damages that exceed our insurance coverage.

Our business exposes us to potential product liability claims that are inherent in the testing, manufacture, and sale of medical devices for the treatment of MDD, OCD, smoking addiction, and other potential indications. Our treatments are designed for patients who suffer from significant psychiatric, neurological disorders, and addictions, and these patients are more likely to experience significant adverse health outcomes, which could increase the risk of product liability lawsuits. Furthermore, if physicians and other operators are not sufficiently trained in the use of our Deep TMS systems, they may misuse or ineffectively use our system, which may result in unsatisfactory patient outcomes. We could become the subject of product liability lawsuits alleging that component failures, malfunctions, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information resulted in an unsafe condition or injury to

Regardless of the merit or eventual outcome, product liability claims may result in:

●	decreased demand for Deep TMS;

●	injury to our reputation and brand;

●	significant litigation costs;

●	substantial monetary awards to or costly settlements with patients;

●	product recalls;

●	material defense costs;

●	loss of revenues;

●	the inability to commercialize new indications, enhancements, or features; and

●	diversion of management attention from pursuing our business strategy.

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

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include liability, public liability, employer's liability, property, third party liability, umbrella, workers’ compensation, products and clinical trial liability, and directors’ and officers’ insurance. We do not know, however, if these policies will provide us with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

We bear the risk of warranty claims on our products.

We bear the risk of warranty claims on the products we supply, often for the entire contract term for systems which are leased either via the fixed lease or risk share models, and generally for one year for Deep TMS systems we sell to customers. There can be no assurance that we will have sufficient funds, devices, components and/or personnel to cover future warranty claims. We may not be successful in claiming recovery of relevant components from our suppliers or vendors in the event of a successful warranty claim against us by a customer or that any recovery from such vendor or supplier would be adequate. In addition, warranty claims brought by our customers related to third-party components may arise after our ability to bring corresponding warranty claims against such suppliers expires, which could result in costs to us.

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

Any violation of the FCPA or any similar anti-corruption law or regulation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might harm our business, financial condition, or results of operations.

Our operations could be affected by the COVID-19 global pandemic.

The COVID-19 global pandemic has led governments and authorities around the globe to take various precautionary measures in order to limit the spread of the COVID-19 global pandemic, including government-imposed quarantines, lockdowns, and other public health safety measures, which could have an adverse effect on the global markets and its economy, including on the availability and pricing of materials, manufacturing and delivery efforts, sales to existing and potential customers and leads, collections from accounts, and other aspects of the global economy. Therefore, the COVID-19 global pandemic could disrupt production and cause delays in the supply and delivery of products used in our operations, may further divert the attention and efforts of the medical community to coping with the COVID-19 global pandemic, impact our ability to recruit subjects for ongoing and planned clinical trials, and disrupt the marketplace in which we operate, and may have a material adverse effects on our operations, sales, revenues, collection from accounts and ability to raise funds. In particular, certain of our third-party suppliers may currently source certain components and materials of our Deep TMS systems from Asia and other countries, and the continued spreading of the COVID-19 global pandemic may adversely impact our third-party suppliers’ development, manufacture, and supply of our Deep TMS systems. In addition, treatment sessions conducted with our Deep TMS system, which are generally scheduled or non-emergency procedures, may be postponed as hospitals and healthcare centers shift resources to patients affected by the COVID-19 global pandemic. The extent to which the COVID-19 global pandemic impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 global pandemic, and the actions to contain the COVID-19 global pandemic or treat its impact, among others. Moreover, the COVID-19 global pandemic has caused substantial adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that this COVID-19 global pandemic or any other epidemic harms the global economy generally.

Performance issues, service interruptions or price increases by our shipping carriers could adversely affect our business and harm our reputation and ability to provide our services on a timely basis.

Expedited, reliable shipping is essential to our operations. We rely heavily on providers of transport services for reliable and secure point-to-point transport of our products to our customers and for tracking of these shipments. Should a carrier encounter delivery performance issues such as loss, damage or destruction of any systems, it would be costly to replace such systems in a timely manner, and such occurrences may damage our reputation and lead to decreased demand for our products and increased cost and expense to our business. In addition, any significant increase in shipping rates could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters or other service interruptions affecting delivery services we use would adversely affect our ability to process orders for our products on a timely basis.

Our operations are vulnerable to interruption or loss due to natural or other disasters, power loss, strikes and other events beyond our control.

A major earthquake, fire, or other disaster, such as a major flood, seasonal storms, military action or terrorist attack affecting our facilities, or those of our third-party manufacturers or suppliers, could significantly disrupt our or their operations, and delay or prevent product shipment or installation during the time required to repair, rebuild or replace our third-party manufacturers or suppliers’ damaged manufacturing facilities. These delays could be lengthy and costly. If any of our manufacturers’, suppliers’ or customers’ facilities are negatively impacted by a disaster, shipments of our products could be delayed. Additionally, customers may delay purchases of our products until operations return to normal. Even if we are able to quickly respond to a disaster, the ongoing effects of the disaster could create some uncertainty in the operations of our business. Any shortages may increase our costs for power and energy supplies or could result in blackouts, which could disrupt the operations of our affected facilities and harm our business. In addition, concerns about terrorism, the effects of a terrorist attack, political turmoil or an outbreak of epidemic diseases could have a negative effect on our operations.

If we experience significant disruptions in our information technology systems, our business may be adversely affected.

We depend on our information technology systems for the efficient functioning of our business accounting, data storage, compliance, purchasing, and inventory management. While we will attempt to mitigate interruptions, we may experience difficulties in implementing upgrades to our information technology systems, which would impact our business operations, or experience difficulties in operating our business during the upgrade, either of which could disrupt our operations, including our ability to timely ship and track product orders, project inventory requirements, manage our supply chain, and otherwise adequately service our customers. In the event we experience significant disruptions as a result of the current implementation of our information technology systems, we may be unable to repair our systems in an efficient and timely manner. Accordingly, such events may disrupt or reduce the efficiency of our entire operation and have a material adverse effect on our results of operations and cash flows.

We are increasingly dependent on sophisticated information technology for our infrastructure. Our information systems require an ongoing commitment of significant resources to maintain, protect, and enhance existing systems. Failure to maintain or protect our information systems and data integrity effectively could have a materially adverse effect on our business.

We rely on the use of technology and may become subject to cyber-terrorism or other compromises and shut-downs.

We rely heavily on our internal computer and information technology systems. Our information technology systems may be subject to cyber-terrorism or other compromises and shut-downs, which may result in unauthorized access to our proprietary information, destruction of our data or disability, degradation or sabotage of our systems, often through the introduction of computer viruses, cyber-attacks, and other means, and could originate from a variety of sources, including internal or unknown third parties. We cannot predict what effects such cyber-attacks or compromises or shut-downs may have on our business, and the consequences could be material. Cyber incidents may remain undetected for an extended period, which could exacerbate these consequences. If our information systems or other technology are compromised, it could have a material adverse effect on our business.

Security and privacy breaches may expose us to liability and harm our reputation and business.

As part of our business we may receive and process information about our customers, partners and, potentially, their patients, including protected health information (PHI), and we may configure our devices to store or contract with third parties to store our customers’ data, including PHI. PHI, a subset of “individually identifiable information,” is defined under the federal level by the Health Insurance Portability and Accountability Act of 1996 (HIPAA), as amended by the Health Information and Technology for Economic and Clinical Health Act of 2009 (HITECH), including applicable implementing regulations. HIPAA, along with various analogous laws at the state level, governs the protection and confidentiality of PHI, and other sensitive information, as applicable (as more fully described below). To the extent we, or third parties we contract with, store or transfer PHI, we may be required to safeguard PHI in accordance with HIPAA. Furthermore, to the extent we qualify as a business associate under HIPAA, we may be directly subject to HIPAA’s Privacy Rule.

While we implemented security measures relating to our operations, generally, those measures may not prevent security breaches that could harm our business or expose us to liability under HIPAA and/or applicable state privacy laws. Advances in computer capabilities, inadequate technology or facility security measures or other factors may result in a compromise or breach of our systems and any data we store and process. Our security measures may be breached as a result of actions by third parties or employee error or malfeasance, among many other possibilities. A party who is able to circumvent our security measures or exploit inadequacies in our security measures, could, among other things, misappropriate proprietary information, including information about our customers and their patients, cause the loss or disclosure of some or all of this information, cause interruptions in our or our customers’ operations or expose our customers to computer viruses or other disruptions or vulnerabilities. Any compromise of our systems or the data we store or process could implicate reporting requirements, civil penalties, and other enforcement actions under applicable laws, result in a loss of confidence in the security of our software, damage our reputation, disrupt our business, lead to legal liability, and adversely affect our results of operations. Moreover, a compromise of our systems could remain undetected for an extended period of time, exacerbating the impact of that compromise. Actual or perceived vulnerabilities may lead to claims against us by our customers, their patients or other third parties, including the federal and state governments. While our customer agreements typically contain provisions that seek to limit our liability, there is no assurance these provisions will be enforceable and effective under applicable law. In addition, the cost and operational consequences of implementing further data protection measures could be significant.

We may seek to grow our business through acquisitions or investments in new or complementary businesses, products or technologies, through the licensing of products or technologies from third parties. The failure to manage acquisitions, investments, licenses or other strategic alliances, or the failure to integrate them with our existing business, could harm our business.

Our success depends in part on our ability to continually enhance and broaden our product offerings in response to changing customer demands, competitive pressures, technologies, and market pressures. Accordingly, from time to time, we may consider opportunities to acquire, make investments in or license other technologies, products, and businesses that may enhance our capabilities, complement our current products, or expand the breadth of our markets or customer base. Potential and completed acquisitions, strategic investments, licenses, and other alliances involve numerous risks, including:

●	difficulty assimilating or integrating acquired or licensed technologies, products or business operations;

●	issues maintaining uniform standards, procedures, controls, and policies;

●	unanticipated costs associated with acquisitions or strategic alliances, including the assumption of unknown or contingent liabilities and the incurrence of debt or future write-offs of intangible assets or goodwill;

●	diversion of management’s attention from our core business and disruption of ongoing operations;

●	adverse effects on existing business relationships with suppliers, distributors, and customers;

●	risks associated with entering new markets in which we have limited or no experience;

●	potential losses related to investments in other companies;

●	potential loss of key employees of the acquired businesses; and

●	increased legal and accounting compliance costs.

We do not know if we will be able to identify acquisitions or strategic relationships we deem suitable, whether we will be able to successfully complete any such transactions on favorable terms or at all or whether we will be able to successfully integrate any acquired business, product or technology into our business or retain any key personnel, suppliers or distributors.

Foreign acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures, languages, legal, and regulatory environments, currency risks and the particular economic, political and regulatory risks associated with specific countries.

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

Risks Related to Employee Matters

If we are not able to retain our key management, or attract and retain qualified scientific, technical, and business personnel, our ability to implement our business plan may be adversely affected.

Our success largely depends on the skill, experience, and effort of our senior management. The loss of the service of any of these persons, including Dr. David Zacut, the chairman of our board of directors, Christopher R. von Jako, our president and chief executive officer, Hadar Levy, our senior vice president and general manager of North America operations, and Dr. Yiftach Roth, our chief scientist, would likely result in a significant loss in the knowledge and experience that we possess and could significantly delay or prevent successful product development and other business objectives. There is intense competition from numerous medical device, pharmaceutical, and biotechnology companies, universities, governmental entities, and other research institutions, seeking to employ qualified individuals in the technical fields in which we operate, and we may not be able to attract and retain the qualified personnel necessary for the successful development and commercialization of Deep TMS.

Employment litigation and unfavorable publicity could negatively affect our future business.

Employees may, from time to time, bring lawsuits against us regarding injury, creating a hostile work place, discrimination, wage and hour, sexual harassment, and other employment issues. In recent years there has been an increase in the number of discrimination and harassment claims generally. Coupled with the expansion of social media platforms and similar devices that allow individuals access to a broad audience, these claims have had a significant negative impact on some businesses. Companies that have faced employment or harassment related lawsuits have had to terminate management or other key personnel, and have suffered reputational harm that has negatively impacted their sales. If we were to face any employment related claims, our business could be negatively affected.

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

We are subject to extensive regulation in the United States and elsewhere, including by the FDA, FTC, and their foreign counterparts. The FDA and foreign regulatory agencies regulate, among other things, with respect to medical devices: design, development, and manufacturing; testing, labeling, content and language of instructions for use and storage; clinical trials; product safety; marketing, sales and distribution; premarket clearance and approval; record keeping procedures; advertising and promotion; recalls and field safety corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; post-market approval studies; and product import and export.

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

An element of our strategy is to continue to upgrade our Deep TMS systems, add new enhancements and features, and expand clearance or approval of the Deep TMS System to include new indications. In the United States, before we can market a new medical device, or claim new or expanded indications for use or introduce a significant modification to an existing product, we must first receive either clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDCA, de novo classification, or premarket approval application (PMA), from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to a PMA and later down-classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the PMA process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing, and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. However, some devices are automatically subject to the PMA pathway regardless of the level of risk they pose because they have not previously been classified into a lower risk class by the FDA. Manufacturers of these devices may request that FDA review such devices in accordance with the de novo classification procedure, which allows a manufacturer whose novel device would otherwise require a PMA prior to marketing to request down-classification of the device on the basis that the device presents low or moderate risk. If the FDA grants the de novo classification request, the applicant will then receive authorization to market the device. This device type can then be used as a predicate device for future 510(k) submissions.

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

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including: we may be unable to demonstrate to the FDA’s satisfaction that the product or modification is substantially equivalent to the proposed predicate device or is safe and effective for its intended use; the data from our pre-clinical studies and clinical trials may be insufficient to support authorization, where required; and the manufacturing process or facilities we use may not meet applicable requirements. The FDA may also, instead of accepting a 510(k) submission, require us to submit a PMA, which is typically a much more complex, lengthy, and burdensome application than a 510(k) submission. To support a PMA, the FDA would likely require that we conduct one or more clinical studies to demonstrate that the device is safe and effective. In some cases, such studies may be requested for a 510(k) as well. We may not be able to meet the requirements to obtain 510(k) clearance or PMA approval (or a De Novo classification request), in which case the FDA may not grant any necessary clearances or approvals. In addition, the FDA may place significant limitations upon the intended uses of our products as a condition to a 510(k) clearance or PMA approval. Product applications can also be denied or withdrawn due to failure to comply with regulatory requirements or the occurrence of unforeseen problems following clearance or approval. Any delays or failure to obtain FDA clearance or approval of new products we develop, any limitations imposed by the FDA on new product use or the costs of obtaining FDA clearance or approvals could have a material adverse effect on our business, financial condition, and results of operations.

Even if granted, a 510(k) clearance, de novo classification, or PMA imposes substantial restrictions on how our devices may be marketed or sold, and the FDA continues to place considerable restrictions on our products and operations. For example, the manufacture of medical devices must comply with the FDA’s Quality System Regulation (QSR). In addition, manufacturers must register their manufacturing facilities, list the products with the FDA, and comply with requirements relating to labeling, marketing, complaint handling, adverse event and medical device reporting, reporting of corrections and removals, and import and export restrictions. The FDA monitors compliance with the QSR and these other requirements through periodic inspections. If our facilities or those of our suppliers are found to be in violation of applicable laws and regulations, or if we or suppliers fail to take satisfactory corrective action in response to an adverse inspection, the regulatory authority could take enforcement action, including any of the following sanctions: untitled letters, warning letters, fines, injunctions, consent decrees, and civil penalties; customer notifications or repair, replacement, refunds, recalls, detention or seizure of our products; operating restrictions or partial suspension or total shutdown of production; refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products; withdrawing 510(k) marketing clearances or PMA approvals that have already been granted; refusing to provide Certificates for Foreign Government; refusing to grant export approval for our products; or pursuing criminal prosecution. Any of these sanctions could impair our ability to produce or commercialize our products in a cost-effective and timely manner in order to meet our customers’ demands, and could have a material adverse effect on our reputation, business, results of operations, and financial condition. We may also be required to bear other regulatory compliance costs or take other actions that may have a negative impact on our sales and our ability to generate profits.

In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay authorization of our future products under development or impact our ability to modify our currently marketed products on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance or restrict our ability to maintain our current clearances. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action in the United States, especially with a new administration that may have different policy priorities than the previous one.

In order to sell our products in member countries of the EEA, or in countries that also rely on the CE Mark outside the EEA, our products must comply with the essential requirements of the EU Medical Devices Directive (Council Directive 93/42/EEC), and with the Medical Device Regulation (Regulation 2017/745). Compliance with these requirements is a prerequisite to be able to affix the CE Mark to our products, without which they cannot be sold or marketed in the EEA. To demonstrate compliance with the essential requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the EU Medical Devices Directive, a conformity assessment procedure requires the intervention of an organization accredited by a Member State of the EEA to conduct conformity assessments, or a Notified Body. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the technical file and the quality system for the manufacture, design, and final inspection of our devices. The Notified Body issues a certificate of conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE Mark to its medical devices after having prepared and signed a related EC Declaration of Conformity. If we fail to remain in compliance with applicable European laws and directives, we would be unable to continue to affix the CE Mark to our device, which would prevent us from selling them within the EEA and may have an impact on our marketing authorizations in other countries.

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

Any modification to a 510(k)-cleared product that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or de novo classification, or possibly, a PMA. Modifications to products that have been approved through the PMA process generally require premarket FDA approval. Similarly, certain modifications made to products cleared through a 510(k) or authorized through the de novo classification process may require a new 510(k) clearance. Each of the PMA, de novo classification and the 510(k) clearance processes can be expensive, lengthy, and uncertain. The FDA’s 510(k) clearance process usually takes from three to 12 months, but can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is filed with the FDA. In addition, a PMA generally requires the performance of one or more clinical trials.

Despite the time, effort and cost, a device may not be approved or cleared by the FDA. Any delay or failure to obtain necessary regulatory authorizations could harm our business. Furthermore, even if we are granted regulatory authorizations, they may include significant limitations on the indicated uses for the device, which may limit the market for the device.

Any modifications to our existing products may require new 510(k) clearance; however, future modifications may be subject to the substantially more costly, time-consuming, and uncertain PMA process. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could cause our sales to decline.

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

The methods used in, and the facilities used for, the manufacture of our products must comply with the FDA’s QSR, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing, and shipping of medical devices. Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. Compliance with the QSR is necessary to receive FDA clearance or approval to market new products and is necessary for a manufacturer to be able to continue to market cleared or approved devices in the United States. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. Our products are also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing. Foreign regulatory authorities also impose manufacturing quality requirements, that may differ from the FDA requirements, with which we must comply.

We or our third-party suppliers may not take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our products. In addition, failure to comply with applicable FDA or foreign jurisdiction requirements or later discovery of previously unknown problems with our products or manufacturing processes could result in, among other things: warning letters or untitled letters; fines, injunctions or civil penalties; suspension or withdrawal of approvals or clearances; seizures or recalls of our products; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA’s refusal to grant pending or future clearances or approvals of Deep TMS for additional indications; clinical holds; refusal to permit the import or export of our products; and criminal prosecution of us or our employees. Any of these actions could significantly and negatively impact supply of our Deep TMS systems. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims, and we could lose customers and suffer reduced revenues and increased costs.

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

Deep TMS system has been authorized for marketing by the FDA only for MDD, OCD, and smoking addiction indications. We train our commercial organization to not promote our products for uses outside of the FDA-authorized indications for use, known as “off-label uses.” However, we cannot guarantee that all of our employees, representatives, and agents will abide by our marketing policies. If the FDA determines that our promotional materials, training or other marketing activities constitute promotion of an off-label or unapproved use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as laws prohibiting false claims for reimbursement.

Moreover, even if we, and all our employees, contractors, and agents, market our products in compliance with applicable FDA regulations, such regulations do not apply to the practice of medicine, and we cannot prevent a physician from prescribing and/or using our products off-label when, in the physician’s independent professional medical judgment, he or she deems it appropriate. Similarly, we cannot prevent patients from using our products off-label. There may be increased risk of injury to patients if physicians attempt to prescribe, or patients attempt to use, Deep TMS off-label. Furthermore, the use of Deep TMS for MDD, OCD or smoking addiction other than as stated on product labeling, or for indications other than those authorized by the FDA, may not be effective to treat such conditions, which could harm our reputation in the marketplace among physicians and patients. There are similar risks if Deep TMS is used off-label with respect to non-U.S. regulatory approvals.

Deep TMS may cause or contribute to adverse medical events that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition, and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

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

The FDA and foreign regulatory bodies have the authority to require, and in the United States companies are expected to voluntarily, the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. An FDA recall, whether mandatory or voluntary, may be based on a finding that there is reasonable probability that the device could cause serious injury or death. A government mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future. If we initiate a correction or removal for one of our devices to reduce a risk to health posed by the device, we would be required to submit a publicly available Correction and Removal report to the FDA and, in many cases, similar reports to other regulatory agencies. This report could be classified by the FDA as a device recall which could lead to increased scrutiny by the FDA, other international regulatory agencies, and our customers regarding the quality and safety of our devices. Furthermore, the submission of these reports could be used by competitors against us in competitive situations and cause customers to delay purchase decisions or cancel orders and would harm our reputation.

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

Companies are required to maintain certain records of corrective actions, even if they are not reportable to the FDA. We may initiate voluntary corrective actions for our products in the future that we determine do not require notification to the FDA. If the FDA disagrees with our determinations, it could require us to report those actions as recalls, and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales.

Any adverse event involving Deep TMS systems could result in voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, as well as exposing us to private litigation, would require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

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

We are subject to certain federal, state, and foreign fraud and abuse laws, health information privacy and security laws, and transparency laws, which, if violated, could subject us to substantial penalties. Additionally, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

There are numerous U.S. federal and state, as well as foreign, laws pertaining to healthcare fraud and abuse, including anti-kickback, false claims, and physician transparency laws. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations involve substantial costs. Our business practices and relationships with providers and patients are subject to scrutiny under these laws. We may also be subject to patient information privacy and security regulation by both the federal government and the states and foreign jurisdictions in which we conduct our business. The healthcare laws and regulations that may affect our ability to operate include:

●	the federal healthcare Anti-Kickback Statute, which prohibits, among other things, persons, and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order, or arrange for or recommend a good or service, for which payment may be made, in whole or in part, under federal healthcare programs, such as Medicare and Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. The government can establish a violation of the Anti-Kickback Statute without proving that a person or entity had actual knowledge of the law or a specific intent to violate. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal healthcare Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Although there are a number of statutory exceptions and regulatory safe harbors to the federal healthcare Anti-Kickback Statute protecting certain common business arrangements and activities from prosecution or regulatory sanctions, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration to those who prescribe, purchase, or recommend medical device products, including discounts, or engaging individuals as speakers, consultants, or advisors, may be subject to scrutiny if they do not fit squarely within an exception or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability. Moreover, there are no safe harbors for many common practices, such as reimbursement support programs, educational or research grants, or charitable donations;
●

the federal civil False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment of federal government funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. Private individuals, commonly known as “whistleblowers,” can bring civil False Claims Act qui tam actions, on behalf of the government and such individuals and may share in amounts paid by the entity to the government in recovery or settlement. False Claims Act liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of $11,665 to $23,331 per false or fraudulent claim or statement. The government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim under the federal civil False Claims Act. Many pharmaceutical and medical device manufacturers have been investigated and have reached substantial settlements under the federal civil False Claims Act in connection with alleged off-label promotion of their products and allegedly providing free products to customers with the expectation that the customers would bill federal health care programs for the product. In addition, manufacturers can be held liable under the federal civil False Claims Act even when they do not submit claims directly to government payers if they are deemed to “cause” the submission of false or fraudulent claims. There are also criminal penalties, including imprisonment and criminal fines, for making or presenting false, fictitious or fraudulent claims to the federal government;

●	HIPAA, which created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payers, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statements or representations, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal healthcare Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

●	the federal Physician Payments Sunshine Act under PPACA which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the United States Department of Health and Human Services, Centers for Medicare and Medicaid Services, information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and applicable manufacturers and group purchasing organizations, as well as ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report information regarding payments and transfers of value provided to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives;

●	HIPAA, as amended by HITECH, and their respective implementing regulations, which imposes privacy, security, and breach reporting obligations with respect to PHI, upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, and their respective business associates that perform services on their behalf that involve PHI. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make HIPAA compliance as well as civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions; and

●	analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers or patients; state laws that require device companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and local laws that require the licensure of sales representatives; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; data privacy and security laws and regulations in foreign jurisdictions that may be more stringent than those in the United States (such as the EU, which adopted the General Data Protection Regulation, which became effective in May 2018); state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and state laws related to insurance fraud in the case of claims involving private insurers.

These laws and regulations, among other things, constrain our business, marketing, and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with physicians or other potential purchasers of our products. We have also entered into consulting agreements with physicians, which are subject to these laws. Further, while we do not submit claims and our customers will make the ultimate decision on how to submit claims, we may provide reimbursement guidance and support regarding our products. Due to the breadth of these laws, the narrowness of statutory exceptions and regulatory safe harbors available, and the range of interpretations to which they are subject, it is possible that some of our current or future practices might be challenged under one or more of these laws.

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

If our operations are found to be in violation of any of the healthcare laws or regulations described above or any other healthcare regulations that apply to us, we may be subject to administrative, civil and criminal penalties, damages, fines, disgorgement, substantial monetary penalties, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, imprisonment, additional reporting obligations, and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, reputational harm, and the curtailment or restructuring of our operations.

Healthcare policy changes, including recently enacted legislation reforming the U.S. healthcare system, could harm our cash flows, financial condition, and results of operations.

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

For example, in March 2010, the Patient Protection and Affordable Care Act (PPACA) was enacted in the United States, which made a number of substantial changes in the way healthcare is financed by both governmental and private insurers. Among other ways in which it may impact our business, the PPACA:

●	establishes a new Patient-Centered Outcomes Research Institute to oversee and identify priorities in comparative clinical effectiveness research in an effort to coordinate and develop such research;

●	implements payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians, and other providers to improve the coordination, quality, and efficiency of certain healthcare services through bundled payment models; and

●	expands the eligibility criteria for Medicaid programs.

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

Our employees, consultants, distributors, agents, and other commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk that our employees, consultants, distributors, agents, and other commercial partners may engage in inappropriate, fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other unauthorized activities that violate the regulations of the FDA and other U.S. healthcare regulators, as well as non-U.S. regulators, including by violating laws requiring the reporting of true, complete and accurate information to such regulators, manufacturing standards, healthcare fraud and abuse laws and regulations in the United States and abroad or laws that require the true, complete, and accurate reporting of financial information or data. In particular, sales, marketing, and business arrangements in the healthcare industry, including the sale of medical devices, are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. It is not always possible to identify and deter misconduct by our employees, distributors, agents, and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Efforts to ensure that the activities of these parties will comply with applicable healthcare laws and regulations involve substantial costs. These risks may be more pronounced, and we may find that the processes and policies we have implemented are not effective at preventing misconduct. If any actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, individual imprisonment, disgorgement, possible exclusion from participation in government healthcare programs, additional reporting obligations and oversight if we becomes subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings and the curtailment of our operations. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these claims or investigations.

Risks Related to Our Intellectual Property

We depend on our intellectual property, and our future success is dependent on our ability to protect our intellectual property and not infringe on the rights of others.

Our success depends, in part, on our ability to obtain sufficient patent protection and/or licensing rights for Deep TMS (including, but not limited to, the various H-Coils utilized in our devices and various product features/capabilities), maintain the confidentiality of our trade secrets and know how, operate without infringing on the proprietary rights of others, and prevent others from infringing our proprietary rights. Our success also depends, in part, on the ability of the U.S. Public Health Service, or PHS, which refers collectively to the National Institutes of Health, or NIH, the Centers for Disease Control and Prevention, and the FDA, as agencies of the PHS within the United States Department of Health and Human Services, or the DHHS, and Yeda Research and Development Company Ltd., or Yeda, the technology transfer arm of the Weizmann Institute of Science, from whom we license essential intellectual property upon which Deep TMS technology is based, to obtain sufficient patent protection for such intellectual property, maintain the confidentiality of related trade secrets and know how, operate without infringing on the proprietary rights of others, and prevent others from infringing such intellectual property.

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

Because the patent position of medical device companies involves complex legal and factual questions, we cannot predict the validity and enforceability of patents with certainty. Changes in either the patent laws or in interpretations of patent laws may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowable or enforceable in our patents (including patents owned by or licensed to us). Our issued patents may not provide us with any competitive advantages, may be held invalid or unenforceable as a result of legal challenges by third parties or could be circumvented. Our competitors may also independently develop formulations, processes and technologies or products similar to ours or design around or otherwise circumvent patents issued to, or licensed by, us. Thus, any patents that we own or license from others may not provide any protection against competitors. Our pending patent applications, those we may file in the future or those we may license from third parties may not result in patents being issued. If these patents are issued, they may not be of sufficient scope to provide us with meaningful protection. The degree of future protection to be afforded by our proprietary rights is uncertain because legal means afford relatively limited protection, and may not adequately protect our rights or permit us to gain or keep our competitive advantage.

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

In addition, due to the extensive time needed to develop, test, and obtain regulatory approval for new indications of Deep TMS, any patents that protect these indications may expire early during the commercialization process. This may reduce or eliminate any market advantages that such patents may give us. Following patent expiration, we may face increased competition through the entry of competing products into the market and a subsequent decline in market share and profits.

However, our business interests may change, or our licensees may disagree with the scope of our license grants. In such cases, such licensing arrangements may result in the development, manufacturing, marketing, and sale by our licensees of products substantially similar to our products, causing us to face increased competition, which could reduce our market share and significantly harm our business, results of operations and prospects.

The lives of our patents may not be sufficient to effectively protect our products and business.

Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first effective non-provisional filing date. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. Even if patents covering our technologies, products, or product candidates are obtained, once the patent life has expired, we may be open to competition. Patents covering some of our core technology have expired or will expire within the next five years. In particular, the earliest of our U.S. patents on Deep TMS is set to expire in 2024. See “Business—Intellectual Property.” In addition, although upon issuance in the United States a patent’s life can be increased based on certain delays caused by the United States Patent and Trademark Office (USPTO), this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. If we do not have sufficient patent life to protect our technologies, products, and product candidates, our business, and results of operations will be adversely affected.

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

These agreements provide us an exclusive (subject to certain standard exceptions and such as described below), worldwide license, with a right to sublicense, subject to the approval of PHS and Yeda, respectively, for the life of the relevant patents (in the case of Yeda, on a per country basis or, until the 15-year anniversary of the first commercial sale (per country) of a product developed on the basis of the agreement, if later) for the development, creation, use, import, offer, and sale of any product or treatment that relates to Deep TMS technology and that is developed on the basis of such patents or (in the case of the agreement with Yeda) such research. These agreements require us, as a condition to the maintenance of our license and other rights, to make milestone and royalty payments and satisfy certain performance obligations, including with respect to manufacturing. If we were to receive a notice of non-compliance under any of these agreements, we would need to either obtain appropriate waivers and/or cure such non-compliance, which may require us to modify our operations.

All of the above-described obligations impose significant financial and logistical burdens upon our ability to carry out our business plan. Furthermore, if we do not meet such obligations in a timely manner, we could lose the rights to our proprietary technology, which would have a material adverse effect on our business, financial condition, and results of operations.

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

No material limits have been placed on the license held by the U.S. government for its own (or for its treaty partners’ or agreement counter-parties’) benefit, and it is possible that the U.S. government, a foreign government or an international organization could even commercialize a product on the basis of this license and the related technology. We cannot provide assurance that these rights will not be exploited in a manner that infringes upon our exclusive license to the PHS-owned patents, that does not develop or advance products that compete with our own, or that does not otherwise adversely impact our business. Because our rights with respect to the PHS-owned patents are critical to Deep TMS-based technologies and systems, any unexpected consequences from the U.S. government’s or other third party’s exploitation of such rights could have an adverse impact on the market for Deep TMS and, hence, on our business, financial condition, and results of operations.

If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

In addition to filing patent applications, we generally try to protect our trade secrets, know-how, technology, and other proprietary information by entering into confidentiality or non-disclosure agreements with parties that have access to it, such as our development and/or commercialization partners, employees, contractors, and consultants. We also enter into agreements that require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees, advisors, research collaborators, contractors, and consultants while we employ or engage them. However, we cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information because these agreements can be difficult and costly to enforce or may not provide adequate remedies. Any of these parties may breach the confidentiality agreements and willfully or unintentionally disclose our confidential information, or our competitors might learn of the information in some other way. The disclosure to, or independent development by, a competitor of any trade secret, know-how or other technology not protected by a patent could materially adversely affect any competitive advantage we may have over any such competitor.

To the extent that any of our employees, advisors, research collaborators, contractors or consultants independently develop, or use independently developed, intellectual property in connection with any of our projects, disputes may arise as to the proprietary rights to this type of information. If a dispute arises with respect to any proprietary right, enforcement of our rights can be costly and unpredictable, and a court may determine that the right belongs to a third party.

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

Patent law outside the United States may be different than in the United States. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States, if at all. A failure to obtain sufficient intellectual property protection in any foreign country could materially and adversely affect our business, results of operations, and future prospects. Moreover, we may participate in opposition proceedings to determine the validity of our foreign patents or our competitors’ foreign patents, which could result in substantial costs and divert management’s resources and attention. Additionally, due to uncertainty in patent protection law, we have not filed applications in many countries where significant markets exist.

Risks Related to Our Functions in Israel

Our manufacturing, assembly and other significant functions are located in Israel and, therefore, our business and operations may be adversely affected by political, economic and military conditions in Israel.

Aspects of our business are located in Israel. Accordingly, our business will be directly influenced by the political, economic, and military conditions affecting Israel at any given time. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries. These conflicts involved missile strikes against civilian targets in various parts of Israel including most recently, central Israel, and negatively affected business conditions in Israel. In addition, Israel faces threats from more distant neighbors, in particular, Iran. A change in the security and political situation in Israel and in the economy could impede the raising of the funds required to finance our research and development plans and to create joint ventures with third parties and could otherwise have a material adverse effect on our business, operating results, and financial condition.

Our facilities are in range of rockets that may be fired from Lebanon, Syria or the Gaza Strip into Israel. In the event that our facilities are damaged as a result of hostile action or hostilities otherwise disrupt the ongoing operation of our facilities, our research and development activities, and our ability to deliver products to customers could be materially and adversely affected. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, there can be no assurance that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition, and results of operations.

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

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturns in the economic or financial condition of could adversely affect our operations and product development, cause our revenues to decrease, and adversely affect the share price of publicly traded companies having functions in Israel, such as us.

Exchange rate fluctuations between the U.S. dollar, the New Israeli Shekel and other foreign currencies may negatively affect our future revenues.

While a substantial portion of our revenues is and will continue to be generated in U.S. dollars, we incur a significant portion of our expenses in currencies other than U.S. dollars, such as NIS. Likewise, our financial records are maintained in U.S. dollars, while many of our expenses are incurred in NIS. As a result, our financial results have been and may continue to be affected by fluctuations in the applicable exchange rates of currencies in the U.S., Israel, and other countries in which Deep TMS may be sold.

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

A significant portion of our senior management and key employees reside in Israel, and although most of them are no longer required to perform reserve duty, some may be required to perform annual military reserve duty, and may be called for active duty under emergency circumstances at any time. Our operations could be disrupted by the absence for a significant period of time of one or more of these officers or key employees due to military service. Any such disruption could adversely affect our business, results of operations, and financial condition.

The termination or reduction of tax and other incentives that the Israeli Government provides to domestic companies may increase the costs involved in operating a company in Israel.

The Israeli government currently provides tax and capital investment incentives to domestic companies, as well as grant and loan programs relating to research and development, and marketing and export activities. In recent years, the Israeli Government has reduced the benefits available under these programs and the Israeli Governmental authorities have indicated that the government may in the future further reduce or eliminate the benefits of those programs. We may take advantage of these benefits and programs in the future, however, there is no assurance that such benefits and programs would continue to be available in the future to us. If such benefits and programs were terminated or further reduced, it could have an adverse effect on our business, operating results, and financial condition.

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

We have received royalty-bearing grants from the government of Israel through the Israel Innovation Authority (IIA) formerly, the Office of the Chief Scientist of the Ministry of Economy and Industry, for the financing of a portion of our research and development expenditures in Israel. We are required to pay low single-digit royalties on the sale of those of our products developed with this funding, which payments shall not exceed, in the aggregate, the amount of the grant received (in U.S. dollars), plus interest at an annual rate based on LIBOR. When know-how is developed using IIA grants, the Encouragement of Research, Development and Technological Innovation in Industry Law 5744-1984, or the Innovation Law, the IIA’s rules and guidelines as well as the terms of each of these grants, impose an obligation to pay royalties from any income deriving from a product developed, in whole or in part, directly or indirectly, in the framework of a research and development program funded by the IIA, including any derivatives and related services, and restrict our ability to manufacture our products and transfer know-how developed as a result of the IIA’s funded research and development outside of Israel. In certain cases, transfer of the IIA funded know-how outside of Israel requires pre-approval by the IIA, which may also impose certain conditions, including payment of a redemption fee calculated according to the formulas provided in the IIA’s rules and guidelines, or Redemption Fee, which differentiate between certain situations (while in no event will the Redemption Fee be more than six (6) times the grants received from the IIA plus interest). In addition, we may need to manufacture our products outside of Israel, in which case prior approval from the IIA is required (such approval is not required for the transfer of less than 10% of the manufacturing capacity in the aggregate), and we would be required to pay royalties at an accelerated rate and would be subject to payment of increased royalties, as defined under the IIA’s rules and regulations (up to, in the aggregate, 300% of the amount of the grant received (dollar linked), plus interest at annual rate based on LIBOR, depending on the manufacturing volume that is performed outside Israel less royalties already paid to the IIA). Accordingly, we may be limited in our ability to manufacture outside of Israel, and the manufacture of our products outside of Israel could have a material adverse effect on our business and results of operations.

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

In addition, we may transfer Funded Know-How to another Israeli company, provided that the acquiring company assumes all of our responsibilities toward the IIA (the transfer would still require IIA approval, and is subject to the obligation to pay royalties to the IIA from the income of such sale transaction, but will not be subject to the payment of the Redemption Fee).

The obligation to comply with the IIA’s rules and guidelines and the Innovation Law (including with respect to the restriction of the transfer of Funded Know-How and manufacturing rights outside of Israel) remains in effect even after full repayment of the amount of royalties payable pursuant to the grants. Once a Redemption Fee is paid on a transfer of Funded Know-How outside Israel, all obligations towards the IIA (including the royalty obligation) cease. We are also subject to reporting obligations towards the IIA including submitting during the R&D approved program period periodic reports pertaining to the progress of research and development, reports on income derived from products developed using grants from the IIA and in certain circumstances, reports regarding change in the holding and change in control. Furthermore, in the event of any change of control or any change in the holding of voting rights or rights to appoint directors or the CEO a result of which any non-Israeli citizen or non-Israeli resident becomes an “Interested Party” in our company, the non-Israeli citizen or non-Israeli resident shall comply with all the restrictions imposed on us and our obligations pursuant to Innovation Law and the IIA’s rules and guidelines. See “Management—Internal Auditor” for definition of Interested Party. In addition, the government of State of Israel may from time to time audit sales of products which it claims incorporate technology funded via IIA programs, and this may lead to additional royalties being payable on additional product candidates. In addition, under certain circumstances, further offerings of our shares to the public in any stock exchange whether in Israel or abroad, is subject to the approval of the IIA.

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

We are incorporated in Israel. Members of our current senior management and directors reside in Israel (and most of our assets reside outside of the United States). Therefore, a judgment obtained against us or any of these persons in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States, and may not be enforced by an Israeli court. It may also be difficult to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.

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

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control, and therefore would potentially depress the price of the ADSs.

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

We have entered into assignment of invention agreements with our employees who engage in research and development for the company pursuant to which such individuals agree to assign to us all rights to any inventions created during and as a result of their employment or engagement with us. A significant portion of our intellectual property has been developed by our employees in the course and as a result of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the scope of his or her employment with a company and as a result thereof are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no agreement between an employer and an employee with respect to the employee’s right to receive compensation for such “service inventions,” the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her service inventions and the scope and conditions for such remuneration. Israeli case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. In order to determine the scope and validity of such wavier, the Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration (but rather uses the criteria specified in the Patents Law). As such, and although our employees have agreed to assign to us service invention rights, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

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

The rights and responsibilities of our shareholders are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. corporations. For example, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions, and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

Risks Related to our ADSs and Ordinary Shares

The price of the ADSs may be volatile and may fluctuate due to factors beyond our control.

The share price of publicly traded medical device companies has been highly volatile and is likely to remain highly volatile in the future. The market price of the ADSs or ordinary shares on either The Nasdaq Global Market, or Nasdaq, or the Tel Aviv Stock Exchange, or TASE, respectively, may fluctuate significantly due to a variety of factors, including:

●	positive or negative results of testing and clinical trials by us, strategic partners, and competitors;

●	delays in entering into strategic relationships with respect to development and/or commercialization of Deep TMS or entry into strategic relationships on terms that are not deemed to be favorable to us;

●	technological innovations or commercial product introductions by us or competitors;

●	changes in government regulations;

●	developments concerning proprietary rights, including patents and litigation matters;

●	public concern relating to the commercial value or safety of Deep TMS;
●	financing or other corporate transactions;

●	publication of research reports or comments by securities or industry analysts;

●	general market conditions in the medical device industry or in the economy as a whole; or

●	other events and factors, many of which are beyond our control.

These, and other market and industry factors, may cause the market price and demand for the ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of the ADSs. In addition, stock markets in general, and medical device companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

The significant share ownership position of our officers, directors, and entities affiliated with certain of our directors may limit your ability to influence corporate matters.

Our officers, directors, and entities affiliated with certain of our directors beneficially own or control, directly or indirectly, approximately 18.5% of our outstanding ordinary shares as of April 19, 2021. Accordingly, these persons are able to significantly influence, though not independently determine, the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors, and the outcome of any proposed merger or consolidation of our company. These interests may not be consistent with those of our other shareholders. In addition, these persons’ significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our ordinary shares.

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

ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of the ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes, and similar charges, and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See “Description of American Depositary Shares.”

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

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, holders, and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement.

If this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement, and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

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

No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws, and the rules and regulations promulgated thereunder.

You will not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Holders of the ADSs will not be able to exercise voting rights attaching to the ordinary shares represented by the ADSs. Under the terms of the deposit agreement, holders of the ADSs may instruct the depositary to vote the ordinary shares underlying their ADSs. Otherwise, holders of ADSs will not be able to exercise their right to vote unless they withdraw the ordinary shares underlying their ADSs to vote them in person or by proxy in accordance with applicable laws and regulations and our articles of association. Even so, ADS holders may not know about a meeting far enough in advance to withdraw those ordinary shares. If we ask for the instructions of holders of the ADSs, the depositary, upon timely notice from us, will notify ADS holders of the upcoming vote and arrange to deliver our voting materials to them. Upon our request, the depositary will mail to holders a shareholder meeting notice that contains, among other things, a statement as to the manner in which voting instructions may be given. We cannot guarantee that ADS holders will receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their ADSs. A shareholder is only entitled to participate in, and vote at, the meeting of shareholders, provided that it holds our ordinary shares as of the record date set for such meeting and otherwise complies with our articles of association. In addition, the depositary’s liability to ADS holders for failing to execute voting instructions or for the manner of executing voting instructions is limited by the deposit agreement. As a result, holders of ADSs may not be able to exercise their right to give voting instructions or to vote in person or by proxy, and they may not have any recourse against the depositary or us if their ordinary shares are not voted as they have requested or if their shares cannot be voted.

Our ordinary shares and ADSs are traded on different markets and this may result in price variations.

Our ordinary shares have been traded on the TASE since January 4, 2007, and our ADSs have been traded on The Nasdaq Global Market since April 16, 2019. Trading in our securities on these markets takes place in different currencies (dollars on the Nasdaq and NIS on the TASE), and at different times (resulting from different time zones, different trading days, and different public holidays in the United States and Israel). The trading prices of our securities on these two markets may differ due to these and other factors. Any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

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

As a foreign private issuer whose shares are listed on The Nasdaq Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of The Nasdaq Global Market. Pursuant to the “foreign private issuer exemption”:

●	we established a quorum requirement such that the quorum for any meeting of shareholders is two or more shareholders holding at least 33 1/3% of our voting rights, which complies with Nasdaq requirements; however, if the meeting is adjourned for lack of quorum, the quorum for such adjourned meeting will be two or more shareholders, having any percentage of our voting rights;

●	we also follow Israeli corporate governance practice in lieu of Nasdaq Marketplace Rule 5635(c), which requires shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the shares or assets of another company), and prior to an issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants. By contrast, under the Israeli Companies Law, shareholder approval is required (subject to certain limited exceptions) for, among other things: (a) transactions with directors concerning the terms of their service (including indemnification, exemption, and insurance for their service or for any other position that they may hold at a company); (b) extraordinary transactions with controlling shareholders of publicly held companies; (c) terms of office and employment or other engagement of our controlling shareholder, if any, or such controlling shareholder’s relative; (d) approval of transactions with the company’s Chief Executive Officer with respect to his or her compensation, whether in accordance with the approved compensation policy of the company or not, or transactions with officers of the company not in accordance with the approved compensation policy; (e) approval of the compensation policy of the company for office holders and (f) certain private placements involving the issuance of 20% or more of our total voting rights, or private placements as a result of which a person will become a controlling shareholder of the company. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies; and

●	as permitted by the Israeli Companies Law, our board of directors selects director nominees, and we do not have a written charter or board resolution addressing the nominations process. Directors are not selected, or recommended for board of director selection, by independent directors constituting a majority of the board’s independent directors or by a nominations committee comprised solely of independent directors as required by the Nasdaq Listing Rules.

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

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, related to the furnishing and content of proxy statements (including disclosures with respect to executive compensation), and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly, and current reports, and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting, and other expenses.

We are a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares and ADSs (calculated together) must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our senior management or directors may not be U.S. citizens or residents, (ii) more than 50 percent of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we were to lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We may incur increased costs as a result of operating as a public company in the United States, and our management may be required to devote substantial time to new compliance initiatives.

As a public company whose ADSs are listed in the United States, and particularly after we no longer qualify as an emerging growth company, we may incur accounting, legal and other expenses that we did not incur prior to our listing on Nasdaq and registration with the SEC, including costs associated with our reporting requirements under the Exchange Act. We also anticipate that we may incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), as well as rules implemented by the SEC and The Nasdaq Global Market, and provisions of Israeli corporate law applicable to public companies, and the rules of the TASE. These rules and regulations may increase our legal and financial compliance costs, introduce new costs such as investor relations, increased insurance premiums and stock exchange listing fees, and may make some activities more time-consuming and costly. Our board members and other personnel may need to devote a substantial amount of time to these initiatives. We are constantly evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Any future changes in the laws and regulations affecting public companies in the United States and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC, and the rules of the Nasdaq, will result in increased costs to us as we respond to such changes.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies.” Most of such requirements relate to disclosures that we would only be required to make if we also ceased to be a foreign private issuer in the future, for example, the requirement to hold shareholder advisory votes on executive and severance compensation and executive compensation disclosure requirements for U.S. companies. However, as a foreign private issuer, we could still be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We are exempt from such requirement for as long as we remain an emerging growth company, which may be up to five fiscal years after the date of our initial public offering on Nasdaq in April 2019. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.07 billion; (b) December 31, 2024 (the last day of our fiscal year following the fifth anniversary of the closing of our initial public offering on Nasdaq); (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We may choose to take advantage of some or all of the available exemptions. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find the ADSs less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs, and our share price may be more volatile.

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

In general, a non-U.S. corporation is a “passive foreign investment company” (a PFIC) for any taxable year in which (i) 75% or more of its gross income consists of passive income (the “income test”) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income (the “asset test”). Generally, “passive income” includes interest, dividends, rents, royalties, certain gains, and cash is a passive asset for PFIC purposes. We do not believe that we are currently a PFIC, and we do not anticipate becoming a PFIC in the foreseeable future. Notwithstanding the foregoing, the determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets), and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. The fair market value of our assets is expected to depend, in part, upon (i) the market price of the ADSs, which is likely to fluctuate, and (ii) the composition of our income and assets, which will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction. If we were a PFIC for any taxable year during which a U.S. shareholder owned the ADSs, such U.S. shareholder generally will be subject to certain adverse U.S. federal income tax consequences, including increased tax liability on gains from dispositions of the ADSs and certain distributions and a requirement to file annual reports with the Internal Revenue Service. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year. Prospective investors should consult their own tax advisers regarding our PFIC status. See “Material Tax Considerations—Certain U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal and commercial name is BrainsWay Ltd. We are a limited liability company that was incorporated under the laws of the State of Israel in November 2006. We completed our initial public offering on the TASE in January 2007, and in April 2019 we completed the listing of our ADSs on The Nasdaq Global Market. Our ordinary shares are currently listed on the TASE under the symbol “BWAY”, and our ADSs are currently listed on The Nasdaq Global Market under the symbol “BWAY”. Our Israel-based principal executive offices are located at 19 Hartum Street, Bynet Building, 3rd Floor, Har HaHotzvim, Jerusalem 9777518, Israel, and our telephone number is +972-2-582-4030. We also have U.S. offices located in New Jersey and Boston. Our registered agent in the United States is Brainsway USA, Inc. The address of Brainsway USA, Inc. is 300 Knickerbocker Road, Cresskill, New Jersey, 07626.

The Securities and Exchange Commission, or SEC, maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://sec.gov.

Our ordinary shares have been traded on the TASE since January 4, 2007, and our ADSs have been traded on The Nasdaq Global Market since April 16, 2019. On February 25, 2021 we closed a follow-on underwritten public offering of ADSs with gross proceeds of approximately $45.2 million.

Our web site address is http://www.brainsway.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report.

Our capital expenditures for the years ended December 31, 2020, 2019, and 2018 were approximately $2.5 million, $3.3 million and $2 million respectively. Our current capital expenditures primarily involve purchase of equipment and system components.

B.	Business Overview

We are a commercial stage medical device company focused on advancing neuroscience to improve health and transform lives. We are engaged in the development and commercialization of noninvasive neurostimulation products using our proprietary Deep Transcranial Magnetic Stimulation (Deep TMS) technology for the treatment of major depressive disorder (MDD), obsessive-compulsive disorder (OCD), and smoking addiction, for which we have received marketing authorization from the U.S. Food and Drug Administration (FDA). We have also received CE Mark for these as well as for a variety of other psychiatric and neurological indications. Deep TMS uses magnetic pulses to stimulate neurons and consequently modulates the physiological activity of the brain. Our technology can either increase brain activity in neuronal networks which are hypoactive, or alternatively decrease brain activity in neuronal networks which are hyperactive. Our proprietary electromagnetic coils, which we refer to as H-Coils, are designed to safely stimulate deep and broad brain regions, which we believe provides an advantage over other available TMS products, which we refer to collectively as Traditional TMS, that generally use a “figure 8” design. We sell our Deep TMS system for the treatment of MDD and OCD and are currently launching a controlled market release for the treatment of smoking addiction. We believe that our Deep TMS technology has the potential to be safe and effective for the treatment of a wide range of additional psychiatric, neurological, and addiction disorders.

MDD is a common and debilitating mental disorder characterized by physiological symptoms, such as sleep disturbance and changes in appetite, emotional symptoms, such as sadness, despair, emptiness, self-hate, and critique, and cognitive symptoms, such as difficulty concentrating, memory dysfunction, suicidal thinking, and faulty judgment of reality. According to a 2018 study cited by the World Health Organization (WHO), depression affects approximately 300 million people worldwide, with the rate of depression increasing in developed countries. The U.S. National Institute of Mental Health (NIMH) estimates that 17.3 million individuals in the United States suffer from a major depressive episode within a given year. Based on 2006-2007 data from the Sequenced Treatment Alternatives to Relieve Depression (STAR*D) study, we estimate that approximately 5.7 million adult MDD patients in the United States are considered treatment-resistant (i.e., do not benefit from anti-depressant medication), of which we estimate that approximately 3.4 million or more are currently eligible to receive reimbursement for Deep TMS from either governmental or private insurers. Assuming a course of treatment per patient of 33 treatment sessions and a price paid to us per treatment session of $70 (which is the price per treatment session used in our risk share pricing model), we believe our total annual addressable market opportunity for MDD in the United States is approximately $8 billion.

OCD is a common, chronic, and long-lasting disorder in which a person has uncontrollable, reoccurring thoughts (obsessions) and behaviors (compulsions) that he or she feels the urge to repeat over and over in a manner that can interfere with all aspects of life, such as work, school, and personal relationships. Based on data from the NIMH, we estimate that approximately 2.24 million adults in the United States suffer from OCD annually. Of these people, we estimate approximately 820,000 patients have sought treatment for OCD and approximately 410,000 are considered treatment-resistant. Assuming a course of treatment per patient of 29 treatment sessions and a price paid to us per treatment session of $70 (which is the price per treatment session used in our risk share pricing model), we believe our total annual addressable market opportunity for OCD in the United States is approximately $800 million.

Smoking is one of the leading causes of death in developed countries. The addiction to nicotine, similar to the addiction to drugs and alcohol, involves modulation of the brain reward system and causes uncontrollable desire to smoke. 480,000 U.S. adults die from smoking each year. Cigarette smoking has been found to harm nearly every organ system in the body and is the leading cause of preventable death in the U.S. and of disease burden worldwide (Rostron, BL, Chang CM, Pechacek TF. Estimation of cigarette smoking-attributable morbidity in the United States, JAMA Intern Med. 2014;174(12):1922-1928). Approximately 34 million U.S. adults smoke cigarettes, of which 68% state they want to quit and 55% actually attempted to quit in 2018. Of those attempting to quit, 5.4 million made a serious attempt to quit (i.e. using medication). Only 15-20% of those making serious attempts to quit via mediation were successful, leaving approximately between 4.3 and 4.6 million adults who made serious attempts to quit via medication who were unsuccessful. Assuming a course of treatment per patient of 18 treatment sessions, and even assuming an average price paid to us per treatment session of $50, we believe our total annual addressable market opportunity for smoking addiction in the United States is approximately between $3.9 and $4.1 billion.

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

In addition to our FDA clearance of Deep TMS for MDD, we were the first medical device company to offer an FDA-authorized noninvasive treatment for OCD, the marketing authorization for which we received in August 2018 as an adjunct therapy for adult patients suffering from OCD. Our pivotal trial for OCD demonstrated statistically significant response and partial response rates of 38.1% and 54.8%, respectively, after six weeks of daily active Deep TMS treatment of 19 minutes per session, compared to 11.1% and 26.7%, respectively, after sham treatment.

In addition, we are the first and only TMS company to offer an FDA-cleared treatment for smoking addiction, which also represents the first FDA clearance for any TMS device in the addiction space. We received this clearance from the FDA in August 2020 for use of our Deep TMS system as an aid in short-term smoking cessation in adults. Our pivotal trial for smoking addiction demonstrated statistically significant results, with a 28.4% Continuous Quit Rate (CQR) – defined as abstinence from smoking for any 4-week period during the study – achieved among patients who completed the full course of therapy, compared with 11.7% of completers undergoing sham treatment.

We believe that Deep TMS represents a platform technology that provides for an opportunity to develop additional Deep TMS products for a variety of psychiatric, neurological and addiction disorders. We are planning multicenter trials for other indications, including multiple sclerosis (MS), which would be our first neurological indication, and various other addiction disorders beyond smoking addiction.

Our current customers are principally doctors, hospitals, and medical centers in the field of psychiatry. Treatment with Deep TMS is typically performed as an office-based procedure using our Deep TMS system, which consists of our proprietary H-Coil helmet, as well as several other components, including a stimulator, cooling system, positioning arm and an operator interface. A course of treatment for MDD typically requires 20 treatment sessions five times a week over a period of four weeks, and thereafter up to 24 additional maintenance-continuation sessions twice weekly over a period of up to 12 weeks. The standard Deep TMS treatment protocol for OCD requires 29 treatment sessions over six weeks. A course of treatment for smoking addiction typically requires 18 treatment sessions, comprised of treatment five times a week over a period of three weeks, followed by treatment once per week for an additional three weeks. Each standard MDD, OCD or smoking addiction session lasts 20 minutes, 19 minutes, and 18 minutes, respectively. Patients may experience some discomfort during treatment and must use earplugs to reduce exposure to the loud sounds produced by the device. The treatment requires no anesthesia, hospitalization or sedation, and no systemic side effects are associated with the therapy.

We estimate that over 90% of the total private insurer adult covered lives in the United States have coverage for reimbursement of MDD treatment with Deep TMS, available after one to four failed (inadequate response or intolerable) trials of anti-depressant medications. In addition, our MDD treatment with Deep TMS is eligible for reimbursement from Medicare, and is expected to be available after one to four failed trials of psychopharmacologic agents (such as anti-depressant medications). Reimbursement is not yet generally available for Deep TMS for OCD or smoking addiction. We are actively engaged in efforts to obtain coverage for Deep TMS for OCD treatment based on the novelty of the technology, unmet clinical need and the efficacy and safety profile of the treatment, and plan to seek reimbursement for smoking addiction as our commercialization efforts for that indication progress.

The United States is our primary and most strategic market, representing approximately 88% of our revenues for the year ended December 31, 2020. We operate in the United States through our wholly owned subsidiary, BrainsWay USA Inc, as a direct marketing and sales channel, where we currently have existing sales, marketing, and support infrastructure. We generate revenue from various flexible pricing models that are designed to maximize market penetration. For the year ended December 31, 2020, we generated revenues of $22.1 million, a decrease of 4.5% compared to the year ended December 31, 2019.

Our Deep TMS Platform

Our proprietary Deep TMS technology is intended for noninvasive treatment of psychiatric, neurological, and addiction disorders. The system includes an H-Coil uniquely designed to transmit electric current flows at varying rates, creating an electromagnetic field that serves to depolarize cortical neurons and activate neural networks in certain areas of the brain in accordance with the operating frequency, with the effect of treating the disorder associated with that area of the brain. Our innovative technology is capable of stimulating deeper and broader regions of the brain than any other commercially available TMS product.

We have developed a number of H-Coils with differing configurations, building upon our technology with important changes for each coil. For different regions of the brain which are known to be associated with specific brain disorders, we offer different H-Coils that are designed to influence the neurological networks of those regions. For example, we have one H-Coil that is used in our Deep TMS system for MDD, another H-Coil for that is used for OCD, and another H-Coil used for smoking addiction. Some of our H-Coils are also able to potentially treat more than one indication. The H-Coils transmit pulses which are generated by a power supply, known as a stimulator. We developed our own proprietary stimulator that is more advanced than our previously used third-party stimulator and improves our approved Deep TMS systems through its user-friendly software interface and other features. We expanded our FDA clearances in MDD, OCD, and smoking addiction, which had previously applied to our older model systems with third-party stimulators to now also include newer systems with our proprietary stimulator. In addition, we are currently developing a next generation multichannel stimulator allowing for simultaneous modulation of different areas of the brain with independent stimulation parameters, thus potentially enabling more flexible and effective treatment of various brain disorders, which we believe would make our Deep TMS systems even more attractive to clinicians, researchers and patients. This innovation is potentially well-positioned for use in neurology indications.

Our Deep TMS system is comprised of the various key components, as illustrated below. Each system can accommodate two helmets, and a third helmet can be incorporated using a separate auxiliary stand (not pictured).

●	Helmet, including proprietary H-Coil

●	Stimulator, which provides the power supply and source of the Deep TMS electromagnetic field

●	Graphic User Interface (GUI)

●	One or More Arm(s)/Positioning Device(s)

●	Cooling System

●	Movable Medical Cart

Touchscreen GUI
OCD Helmet
With H7-Coil
MDD Helmet
With H1-Coil
BrainsWay
Hose Streaming
Cool Air to the Helmet
Stimulator and
Cooling System
Moveable Cart

We believe our Deep TMS system has many advantages relative to other TMS products currently on the market. Our H-Coil is a flexible device encased in a helmet that fits securely around the patient’s head. This, together with the proprietary structure of our H-Coil, means that a much larger surface area of the head is in contact with the H-Coil. Furthermore, if the patient moves his or her head, the helmet—and thus the H-Coil—moves along with it, eliminating the need for features which prevent the patient from moving his or her head during therapy. In contrast, all other currently available TMS products utilize what we refer to as Traditional TMS, which generally utilizes a variation of the figure 8 coil that is placed adjacent to the scalp of the patient and needs to be specifically positioned and attached to the head in order to deliver focal stimulation of the desired area of the brain. Whereas some figure 8 coils are handheld by the operator, some Traditional TMS systems attach the coil to an apparatus designed to minimize the ability of the patient to move the head away from the relevant portion of the coil during therapy, and thus failing to achieve the required stimulation. These features either alert the operator in the event of a shift of the patient’s head away from the coil, or actually fasten the coil next to the patient’s head. In either case, only a small surface area on the patient’s head comes into contact with the figure 8 coil. Traditional TMS is limited to the narrow area treated, and the manual placing of the figure 8 coil in Traditional TMS may cause inaccuracies in the region treated. Studies suggest that the figure 8 coil misses the target in 33% of patients.

A course of treatment for MDD typically requires 20 treatment sessions five times a week over a period of four weeks, and thereafter up to 24 additional maintenance-continuation sessions twice weekly over a period of up to 12 weeks. The standard Deep TMS treatment protocol for OCD requires 29 treatment sessions over six weeks. The clearance for this indication is categorized as an adjunct therapy, which means that it should be administered in conjunction with other first-line therapies and/or medications, as determined in the independent medical judgment of the treating healthcare professional on a case-by-case basis. A course of treatment for smoking addiction typically requires 18 treatment sessions, comprised of treatment five times a week over a period of three weeks, followed by treatment once per week for an additional three weeks. A standard MDD, OCD or smoking addiction session lasts 20, 19 and 18 minutes, respectively. The protocol for OCD also requires a short provocation procedure (i.e., triggering of OCD symptoms), to ensure that Deep TMS is calibrated to treat the particular needs of the patient, which is then followed by a Deep TMS session. The treatments are typically office-based procedures performed in private clinics, hospitals, universities, and other medical centers. As with Traditional TMS, Deep TMS is contraindicated for patients with metallic objects or implanted stimulator devices in or near the head, including cochlear implants, deep brain stimulators, other implanted electrodes or stimulators, aneurysm clips or coils, stents, bullet fragments, jewelry, and hair barrettes. During treatment, the patient must use earplugs to reduce exposure to the loud sounds produced by the device.

We believe that Deep TMS has additional advantages over Traditional TMS because it is capable of stimulating deeper and broader areas of the brain. Studies have shown that while Traditional TMS devices create an electromagnetic field estimated to penetrate the cortical surface of the brain up to depths in the range of 0.7 centimeters to 1.1 centimeters, Deep TMS creates a magnetic field with a slower and more gradual deterioration that reaches depths from the cortical surface of approximately 1.8 centimeters for BrainsWay’s MDD coil, approximately 3.5 centimeters for BrainsWay’s OCD coil and approximately 1.5 centimeters for BrainsWay’s smoking addiction coil. Studies have also shown that BrainsWay’s MDD coil has the capacity for total stimulated brain volume of 17 cm3 compared to 3 cm3 for the figure 8 coil used in Traditional TMS. We believe this deeper and broader penetration of Deep TMS provides an advantage over Traditional TMS because of its potential to address a wider variety of brain disorders, and for a given disorder, to stimulate more relevant brain structures.

The training for operation of a Deep TMS system is relatively simple and generally requires a day of training which includes classroom lectures as well as a number of hours of practice providing treatment. The OCD training protocol also includes instruction on addressing specific obsessions and compulsions.

Competitive Strengths

●	Deep TMS technology has advantages over Traditional TMS.

We believe that Deep TMS, with our proprietary H-Coil design, allows for deeper and broader penetration of regions of the brain compared to Traditional TMS, permitting Deep TMS to address a wider variety of psychiatric, neurological, and addiction disorders. We believe that this deeper and broader penetration provides us with the opportunity to address more indications with potentially greater clinical efficiency because Deep TMS stimulates a larger portion of the brain and is less sensitive to coil orientation and position during treatment. In addition, Deep TMS is administered at stimulation levels that we believe are as safe and tolerable as Traditional TMS.

●	We have obtained FDA marketing authorizations of Deep TMS for MDD, OCD, and smoking addiction.

We are the only manufacturer of a TMS device to have been FDA-cleared for three indications based on clinically proven efficacy which was demonstrated in pivotal studies conducted on the device: MDD, which was FDA-cleared in 2013, OCD, which was classified by FDA as a Class II device in a de novo classification in August 2018, and smoking addiction, which was cleared for short term treatment in August 2020. For MDD, we are one of only two TMS companies that have performed clinical studies supporting the FDA clearance. For OCD, we are one of only two TMS companies to have devices which are FDA-cleared for this indication, but we are the only company to have received such clearance based on clinical data from a pivotal study on the device. For smoking addiction, we are the first and only TMS company to have received FDA clearance for the treatment of any addiction.

●	Our clinical data supports the efficacy and safety of Deep TMS.

We believe that our clinical data supports the efficacy and safety of Deep TMS that will accelerate its market acceptance by clinicians. Our pivotal trial for MDD demonstrated statistically significant response and remission rates of 38.4% and 32.6%, respectively, in week five of Deep TMS treatment of 20 minutes per session, compared to 21.4% and 14.6%, respectively, after sham treatment. Our pivotal trial for OCD demonstrated statistically significant response and partial response rates of 38.1% and 54.8%, respectively, after six weeks of daily active Deep TMS treatment of 19 minutes per session, compared to 11.1% and 26.7%, respectively, after sham treatment. Our pivotal trial for smoking addiction demonstrated a statistically significant difference in reaching the Continuous Quit Rate (CQR), defined as 4-weeks of continuous abstinence from smoking at any point during the study. Among the 168 participants in the study who completed three weeks of Deep TMS or sham treatment, plus the mandatory additional three weeks of follow-up (reaching the six-week endpoint), the CQR was 28.4% in the treatment group, compared to 11.7% in the sham group (p=0.007). Overall, Deep TMS treatment was safe and well-tolerated by patients in these trials.

●	We have a commercial track record for MDD, are ramping up commercialization for OCD, and launching a controlled market release for smoking addiction.

We have an established commercial footprint in the United States for Deep TMS for MDD, including our own sales, marketing, and support employees at our U.S.-based subsidiary. We estimate that over 90% of total private insurer covered lives in the United States have coverage for reimbursement of MDD treatment with Deep TMS. In addition, our MDD treatment with Deep TMS may be eligible for reimbursement from Medicare. We are also currently selling Deep TMS for MDD in Europe, Mexico, Israel, and certain other countries. We are also increasing our commercialization efforts for Deep TMS for OCD. We believe that our installed base of Deep TMS systems for MDD will facilitate faster expansion into OCD because clinicians who already have a Deep TMS system only need to lease an add-on arm and helmet to the existing system. We are currently working to obtain insurance reimbursement coverage for OCD in the United States. We are currently working on the launch of a controlled market release of our system for the treatment of smoking addiction to be followed by a limited market release to a broader subset of customers. These two phases of the smoking addiction launch will allow the company to properly prepare for full market introduction of the therapy.

●	Our flexible pricing models are designed to achieve market penetration.

We operate commercially utilizing three basic pricing models for our products: (i) a fixed-fee lease model enabling unlimited use; (ii) a leasing risk share model requiring a pay-per-use fee, which often applies beyond a defined minimum fee; and/or (iii) a sales model. Warranty and support are either included (in varying degrees and for varying periods) or may be purchased as part of all pricing models. For Deep TMS for MDD, we offer customers all three pricing models. For Deep TMS for OCD, we generally offer customers either a fixed-fee lease model as part of a combined offering with MDD, or a pay per use fee model. As part of our launch of a controlled market release of Deep TMS for smoking, we plan to offer customers either a fixed-fee lease model or a sales model. We believe these different pricing models offer flexibility and allow for increased market acceptance among clinics and psychiatric professionals. Based on our commercial data, and depending on insurer reimbursement rates, we believe our psychiatrist customers for MDD systems can generate up to approximately $10,000 of gross revenues per patient, and in some cases more, for a course of treatment using our system.

●	Deep TMS has potential applicability to a range of psychiatric, neurological, and addiction disorders.

Deep TMS has the potential to serve as a platform technology that can address a potentially wide variety of other psychiatric, neurological, and addiction disorders by using the appropriate H-Coil structure for the targeted brain region. We are planning trials for opioid addiction, and other neurological indications. We were selected to be one of eight participants, out of over 250 applications, in the FDA Innovation Challenge: Devices to Prevent and Treat Opioid Use Disorder. Furthermore, in March 2019, the FDA granted our system a Breakthrough Device Designation for the Treatment of Opioid Use Disorder. The Breakthrough Devices Program is intended by the FDA to help patients have more timely access to medical devices which may provide more effective treatment of life-threatening or irreversibly debilitating diseases or conditions. As a result of these developments, all of our regulatory submissions for the planned opioids addiction study will be subject to priority review by senior FDA officials. Furthermore. In August 2020, we received 510(k) clearance from the FDA for our Deep TMS for its use as an aid in short-term smoking cessation in adults.

Our Strategy

We are currently focused on expanding the commercialization of Deep TMS with respect to the two indications that have FDA marketing authorization, MDD and OCD. Simultaneously, we recently received a 510(k) clearance from the FDA for the Company’s Deep TMS system for its use as an aid in short-term smoking cessation in adults, due to our completed pivotal multicenter trial for this indication. In addition, we are actively engaged in research for other potential applications for Deep TMS for patients suffering from neurological conditions and addictions. For each potential indication, we assess and evaluate our technology’s efficacy, safety, patent status, market potential, and development and regulatory pathways. Our systematic approach to evaluating and developing applications for Deep TMS allows us to continually build upon our clinical pipeline, and advance those applications with the greatest clinical effect and revenue potential. We also plan to advance other technological innovations in the neuromodulation space for the improvement of our products. For example, we are currently developing a multichannel stimulator allowing for simultaneous modulation of different areas of the brain, as well as pursuing personalized treatment solutions allowing for providers to customize ideal treatment approaches for each patient.

Specific elements of our strategy include the following:

●	Increase the full-scale commercialization of Deep TMS for MDD, accelerate commercialization of Deep TMS for OCD and launch commercialization of Deep TMS for smoking addiction.

We are continuing to scale up our commercialization of Deep TMS for MDD as we seek to further penetrate the MDD market. We continue to focus our principal commercial activity on the U.S. market in light of the market size and wide range of insurance coverage. In addition, we commenced full-scale commercialization of Deep TMS for OCD, which is first noninvasive medical device FDA-authorized for the treatment of OCD, pending reimbursement coverage for this indication. In addition, we launched a controlled market release of Deep TMS for smoking addiction, which is currently the only noninvasive medical device FDA-authorized for the treatment of smoking addiction.

●	Pursue additional indications and technological innovations for Deep TMS.

We are working to expand the application to other areas as well such as forms of addictions, targeting first opioid addictions, as well as neurological indications such as MS. We intend to progress these plans ourselves and through our relationships with third-party researchers and clinical institutions in conducting clinical trials for additional psychiatric, neurological, and addiction disorders. With this approach, we address psychiatric, neurological, and addiction disorders that we believe present some of the most promising market opportunities for Deep TMS.

●	Expand reimbursement coverage for Deep TMS for OCD, smoking addiction and other approved indications in the future.

A key prerequisite to the successful market acceptance of Deep TMS is securing sufficient insurance/third-party payer coverage. The scope and level of coverage are also key factors in our ability to penetrate the market and to expand further use of our Deep TMS system by healthcare providers and facilities for the benefit of the larger patient population. Our MDD treatment with Deep TMS is widely eligible for reimbursement, including from Medicare, subject to the satisfaction of certain clinical criteria. We aim to achieve similar levels of reimbursement for Deep TMS for OCD and for smoking addiction, which were granted marketing authorization in the United States, and we are also working to obtain reimbursement in other jurisdictions.

●	Develop innovative enhancements and features for our Deep TMS systems.

We continue to develop innovative enhancements and features for our Deep TMS systems to expand the applicability of Deep TMS to additional indications and improve the capabilities of the systems for approved indications. For example, we are currently developing a novel multichannel stimulator which is designed to target multiple brain regions simultaneously with independent stimulation parameters, thus potentially enabling more flexible and effective treatment of various brain disorders. These developments include the novel technology of rotational field TMS which involves the operation of two orthogonal coils to induce a rotating field in the brain. This method can stimulate neurons in various orientations, and we believe may potentially increase the efficacy of our technology in various applications. We further believe these enhancements hold the potential to make Deep TMS even more efficient for clinicians, researchers, and patients, and may serve to better position its use in neurology.

●	Increase our international commercial footprint.

We are working to expand our existing commercial footprint in Europe, Asia, Latin America, and Israel, and pursue commercialization in additional markets, such as Japan and various Asian countries. We currently have exclusive distribution agreements in Japan, South Korea, Taiwan, Thailand, the Philippines, Ecuador, India, the United Arab Emirates, and Costa Rica.

We obtained regulatory approval with the Pharmaceuticals and Medical Devices Agency (PMDA) in Japan, which is a precondition to receiving reimbursement coverage under the Japanese National Health Insurance Plan. We are working through our Japanese distributor with the relevant bodies in Japan to update the local society guidelines to include Deep TMS in order to obtain such coverage.

In Israel, we directly provide operations for our customers.

Deep TMS for MDD

Disease Overview

MDD is a common and debilitating mental disorder characterized by physiological symptoms, such as sleep disturbance and changes in appetite, emotional symptoms, such as sadness, despair, emptiness, self-hate and critique, and cognitive symptoms, such as difficulty concentrating, memory dysfunction, suicidal thinking, and faulty judgment of reality. MDD is expressed differently, and in different intensities, among patients, and significantly impacts the functioning in all aspects of life. Patients are often not diagnosed due to low levels of awareness of the disease and its symptoms by the patient and the family doctor involved, or due to prejudice related to psychotherapy. In order to be diagnosed with MDD, a patient must display symptoms that are present most of the day, nearly every day, for at least two weeks. A diagnosis of MDD is established by clinical interview, and an assessment of whether a patient reports a collection of the relevant symptoms.

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

In people with MDD, the complex system of neuronal communication does not function properly. One of the most important discoveries in neuroscience has been the recognition that improper regulation of one or more of the three major neurotransmitters, serotonin, norepinephrine, and dopamine, plays a key role in a patient’s depression. This understanding has guided psychiatric drug development and the treatment of depression for more than three decades by placing a major focus on targeting chemically-based mechanisms. The relatively recent introduction of TMS as a targeted, circuit-based treatment option has reintroduced the importance of electrical mechanisms in restoring proper function to neuronal pathways to treat depression.

Market Information

According to the WHO and the NIMH, an estimated 300 million people worldwide including 17.3 million individuals in the United States develop a major depressive episode within a given year. We estimate that there are 57 million depression patients in India, 55 million in China, 25 million in Europe, and 5 million in Japan. MDD is one of the most prevalent mental illnesses across all demographics. According to the Clinical Psychology Review, MDD follows a chronic course of repeated bouts of remission and recurrence in about 50% of people affected. The chronic nature of MDD makes it the leading cause of years lost to disability in the world, and MDD patients are more likely to commit suicide. According to the American Journal of Psychiatry, roughly 2% of MDD patients treated as outpatients, and 4% of those hospitalized because of their condition, commit suicide. In addition, studies suggest that some patients exhibit a higher mortality rate even after controlling for suicide. Due to the prevalence and severity of MDD, the treatment of the disorder is a pressing concern for mental health professionals.

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

The central group of anti-depressant medicines is the selective serotonin reuptake inhibitors (SSRI) and selective serotonin and norepinephrine reuptake (SNR). Drug side effects play a decisive role in treatment selection and modification, as each class of drugs is associated with a host of side effects, some more severe or more common than others. The most common side effects include gastrointestinal symptoms, sedation, insomnia, weight changes, sexual dysfunction, nervousness, sleep disruption, nausea, headaches, and cardiovascular or neurological effects. Side effects may also cause patients not to adhere to the treatment or to abandon it. On initiation of anti-depressant pharmacotherapy, close monitoring for response to treatment and development of side effects is essential.

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

Alternatives to pharmacological and TMS-based treatments include ECT, vagal nerve stimulation (VNS), and deep brain stimulation (DBS). ECT, the main psychotherapy alternative to TMS, is a therapy in which patients are administered brief electric currents through the brain. ECT is a noninvasive treatment carried out by a doctor under full anesthesia and muscle relaxant medicines, and patients often undergo partial hospitalization with recovery time lasting from hours to even days. While fewer treatment sessions are required (6-12 sessions) compared to TMS (20-30 sessions), each session lasts approximately an hour compared to the Deep TMS sessions that are about 20 minutes each. While ECT has high proven efficacy (70-75%) for patients with MDD, ECT’s potential for serious side effects, as well as negative stereotypes surrounding the treatment, often cause patients to be reluctant to undergo ECT. ECT affects the entire brain, including parts which do not need treatment, and may cause permanent cognitive damage, including memory loss. ECT may have significant and relatively severe side effects, the most common of which are cognitive and memory loss, changes in blood pressure, muscle pains, nausea, changes in mood, headaches, and pain or discomfort. ECT is currently approved for treatment-resistant depression, severe mania, schizophrenia, bipolar disorder, aggression or agitation in patients with dementia, and catatonia. It is provided usually in cases of severe MDD, where medicinal treatment is ineffective or impossible and in instances where the depression constitutes a risk to the life of the patient.

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

Deep TMS for MDD—Our Clinical Trials

Phase III Trial Measuring Efficacy and Safety of Deep TMS

We completed a Phase III trial at 20 different sites in the United States, Canada, Israel, and Germany to test the efficacy and safety of using Deep TMS to treat MDD between 2009 and 2013. The therapeutic effect was clinically meaningful in both patients who failed one to two medications and patients who failed three or more medications, indicating that Deep TMS is effective in an even more treatment-resistant population.

Based on these results, we filed a 510(k) application to the FDA for Deep TMS using BrainsWay’s MDD coil. In 2013, the FDA cleared Deep TMS for the treatment of MDD in adult patients who have failed to achieve satisfactory improvement from previous anti-depressant medication treatment in the current episode.

(a)	Trial Design

This randomized, double-blind, placebo-controlled, multicenter trial investigated the efficacy and safety of Deep TMS in 212 treatment-resistant adult MDD patients. Enrolled subjects were randomized in a 1:1 ratio to undergo either monotherapy with active Deep TMS or with a sham. For active Deep TMS treatment, BrainsWay’s MDD coil was used at 120% stimulation intensity and a frequency of 18 Hz.

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

Longer-Term Remission and Response

As demonstrated our pivotal multicenter study for MDD (as described above), and in another third-party study (Harel et al. (2014)), MDD patients who achieved remission or response after an acute course of Deep TMS treatment of 20 sessions over four weeks were able to sustain the therapeutic effect by continuing to undergo Deep TMS treatment beyond the treatment course. Additionally, our trial and the Harel study showed that among MDD patients who did not achieve a response after an acute course of Deep TMS treatment, the longer such patients continued to undergo Deep TMS therapy, the more likely they were to achieve remission or response. This result was also demonstrated in another study examining the results of our multicenter trial (Yip et al. (2017)), which found that 72.7% of the patients who did not achieve response after an acute course of treatment achieved a response within the next 12 weeks (which involved twice weekly Deep TMS treatment), of which 60.6% achieved response within the first four weeks. These studies suggest that Deep TMS may continue to be effective beyond the standard acute treatment course, potentially broadening its clinical applicability.

Deep TMS for OCD

Disease Overview

OCD is a common, chronic, and long-lasting disorder in which a person has uncontrollable, reoccurring thoughts (obsessions) and behaviors (compulsions) that he or she feels the urge to repeat over and over in a manner that can interfere with all aspects of life, such as work, school, and personal relationships.

Individuals with OCD exhibit obsessions, compulsions, or both. Obsessions are reoccurring ideas, thoughts, or impulses that cause anxiety that individuals experience excessively and without cause. Compulsions are defined as repetitive behaviors or thoughts that are performed on a strict schedule and appear to have a purpose to the patient exhibiting the behavior or thought. Even if an individual is aware that the thoughts are inappropriate or irrelevant, he or she still might not be able to suppress the thought or the corresponding action. Obsessions tend to be related to contamination, cleanliness, or orderliness, and so compulsions frequently involve cleaning, washing, counting, arranging things in a particular way, or repeatedly checking on things. These symptoms can interfere with all aspects of life, such as work, school, and personal relationships. While a wide spectrum of individuals may exhibit OCD-like symptoms, in order to be diagnosed with OCD, he or she must exhibit symptoms that cause severe distress or disrupt a person’s functioning for more than one hour per day.

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

Market Information

Despite variances in estimates of the incidence of the disorder, we believe that a majority of research reports that 2% of the global population suffer from OCD sometime during their lifetime. According to the National Institute of Mental Health, approximately 1% of the adult population in the United States suffered from OCD in the past year. Based on these data, we estimate that approximately 2.24 million adults in the United States suffer from OCD annually. Of these people, we estimate approximately 820,000 patients have sought treatment for OCD, and approximately 410,000 are treatment resistant. Of that population, 50.6% of cases are characterized had severe impairment. Another 34.8% of adults with OCD had moderate impairment, and 14.6% had mild impairment. The average age of onset is 19 years old.

There is a significant overlap of patients experiencing MDD and those experiencing OCD. Researchers found that MDD was 10 times more prevalent in OCD patients compared to the general population. Additionally, roughly 30% of OCD patients have concurrent OCD and MDD at the time of evaluation, and 60 to 80% of OCD patients experience a depressive episode over the course of their lifetime. Frequently, depressive symptoms follow OCD, which suggests that the depressive symptoms occur as a response to the distress caused by OCD.

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

Deep TMS for OCD — Our Clinical Trials

Phase III Trial Measuring Efficacy and Safety

We completed a Phase III trial at 11 sites in the United States, Israel, and Canada to test the efficacy and safety of Deep TMS as a treatment for OCD, which was conducted from 2014 through 2017. In this trial, Deep TMS met its safety and efficacy endpoints and based on these results, we filed a de novo application to the FDA for the Deep TMS (using BrainsWay OCD) in this indication. In August 2018, the FDA classified and granted marketing authorization for Deep TMS as an adjunct treatment for adult patients with OCD to be used together with other first-line therapies.

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

Figure 3. Response and Partial Response Rates for Deep TMS and Sham Treatment Groups

Deep TMS
Sham
38.10%
11.10%
n=47
P=0.0033
54.80%
26.70%
n=47
P=0.0076
Response Rate
Reduction of >30% in YBOCS
Partial Response Rate
Reduction of >20% in YBOCS

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

Figure 4. Total YBOCS Score Change from Baseline over 10-Weeks for Deep TMS and Sham Treatment Groups

Real world data further demonstrates the benefits of Deep TMS for OCD: In a post-marketing study, published as a peer-reviewed paper, the overall first and sustained response rates were 72.6% and 52.4%, respectively. The response rate was 57.9% in patients who had YBOCS scores after the FDA-cleared protocol of 29 Deep TMS sessions. First response was achieved in average after 18.5 sessions (SD = 9.4) or 31.6 days (SD = 25.2). Onset of sustained one-month response was achieved in average after 20 sessions (SD = 9.8) or 32.1 days (SD = 20.5). Average YBOCS scores demonstrated continuous reduction with increasing numbers of sessions. The results indicate that in real-world clinical practice, the majority of OCD patients benefitted from our therapy, and the onset of improvement usually occurs within 20 sessions. Extending the treatment course beyond 29 sessions resulted in continued reduction of OCD symptoms, raising the prospect of value for extended treatment protocols in non-responders.

Deep TMS for Smoking Addiction

Disease Overview

Smoking is one of the leading causes of death in developed countries. The addiction to nicotine, similar to the addiction to drugs and alcohol, activates the limbic system and causes uncontrollable desire to smoke. According to the World Health Organization (WHO), 1.3 billion people globally use tobacco, primarily cigarette smoking. Globally, more than 8 million people die from smoking each year: 7 million from direct us and 1.2 million from second-hand smoke. Approximately 34 million U.S. adults smoke cigarettes, and 480,000 die from smoking each year. Repeated nicotine use leads to tobacco use disorder (TUD), characterized by craving and withdrawal, compulsive use despite negative consequences, repeated relapses, and is associated with multiple health problems and failed attempts to cease. Smoking causes about 90% of all lung cancer deaths.

Market Information

The global nicotine replacement therapy (NRT) market was estimated at $2.6 billion in 2019, and this market value is anticipated to increase as a result of the increasing incidence of chronic, smoking-related diseases. Chantix (Varenicline), the leading smoking cessation pharmaceutical from Pfizer, had sales of $1.1 billion worldwide in 2019, $899 million from the United States. Considering the U.S. market, there are 34 million cigarette smokers. Each year, 55% attempt to quit smoking (81% of which are motivated to quit.). Only 29% of adult smokers that attempt to quit report using medication (e.g. NRT, Varenicline, Buproprion), and less than 10% of smokers quit within a given year with varied long-term success.

Treatment Options for Smoking Addiction

One of the most common smoking addiction options is nicotine replacement therapy (NRT), which is the affixing of patches to the body or the chewing of gum which secrete decreasing concentrations of nicotine in a manner which may assist physical withdrawal. However, this method does not treat the psychological-behavioral component of the addiction, and therefore there is a high probability that the patient will return to smoking if nicotine patch treatment is discontinued. A study found that 93% of over-the-counter NRT users relapse and return to smoking within six months.

First line treatment options include antidepressants such as Zyban (bupropion) and Chantix (varenicline). Studies have found advantageous abstinence rates compared to placebo. Yet, recent studies using objective measures found very low quit rates. A recent meta-analysis found that 20% of smokers treated with medications remained abstinent for one year, compared to 12% with placebo. The medications may frequently be associated with undesirable adverse events.

There are studies that indicate that combination of psychological support with pharmacotherapy may increase the chances to quit smoking.

Deep TMS for Smoking Addiction – Our Clinical Trials

Deep TMS presents a novel, FDA-authorized treatment for smoking addiction. In August 2020, the FDA classified and provided marketing authorization for the use of Deep TMS as an aid in short-term smoking cessation in adults. Deep TMS has the unique ability to simultaneously influence a network of specific regions in the brain associated with reward and craving. The effects of the treatment begin within a relatively short time period and the duration of the entire treatment plan is shorter compared to a medicinal treatment. Deep TMS therapy for smoking cessation has not demonstrated any systemic side effects, and we believe that Deep TMS presents an attractive alternative to existing treatment options for smoking cessation because anti-depressant medications, due to their side effects, often lead to cessation of treatment by the patient and as a result, relapse to smoking.

We concluded with positive results a pivotal multicenter trial assessing the safety and efficacy of Deep TMS as an aid in smoking cessation in adults suffering from chronic smoking addiction.

The trial was a randomized, double-blind, multicenter study designed to evaluate the safety and efficacy of Deep TMS treatment as an aid in reducing cigarette smoking in individuals suffering from chronic smoking addiction. It was conducted at 14 sites, primarily in the U.S., and enrolled 262 eligible subjects randomized into two groups: an active treatment group treated with our proprietary H4 coil targeting addiction-related brain circuits, and a sham (placebo) control group. The primary endpoint of the study was a comparison between the two groups of the four-week continuous quit rate (CQR), representing abstinence during a consecutive four-week period. Weekly abstinence was defined as a subject’s self-report (in a diary) of no smoking, confirmed by urine tests indicating abstinence from smoking. The participants in the study were highly addicted to smoking, with a history of smoking on average for over 26 years and multiple failed attempts to quit. All of the subjects in the study had at least one prior unsuccessful attempt to quit smoking before being enrolled in the trial. Over 68% of the subjects had undertaken at least three prior unsuccessful attempts, and over 25% had undertaken at least five prior unsuccessful attempts.

Participants received three weeks of daily Deep TMS (or sham) treatment followed by one session per week for three more weeks (for a total of 18 treatments over six weeks). Assessment visits, including questionnaires and the collection of urine samples, were performed weekly from week two until week six. In addition, subjects were asked to keep a record of their smoking behavior on a diary card. Patients reporting abstinence at 6 weeks were invited for a long follow-up (L-UP) visit at 4 months.

Of the 169 participants in the study who actually completed three weeks of Deep TMS or sham treatment, plus the mandatory additional three weeks of follow-up (reaching the six-week endpoint), the CQR was 28.0% in the treatment group compared to 11.7% in the sham group (p=0.007).  The primary endpoint was defined based on the CQR among those subjects who received at least one Deep TMS (or sham) treatment session and had at least one post-baseline assessment, even if not completing the treatment period.  Within this cohort (ITT-E- which consisted of 234 participants and included dropouts) the CQR was 19.4% in the treatment group and 8.7% in the sham group (p= 0.0174).

The Overall 4-week continuous quit rate (CQR) is shown in the figure below for the active dTMS and sham groups, within the ITT-E and completers (CO) cohorts.

Figure 5. Overall 4-week Continuous Quit Rates for Deep TMS and Sham Treatment Groups

An important secondary endpoint was the reduction in the number of cigarettes smoked. At baseline, the average number of cigarettes smoked per week was 123 for the active group and 139 for the sham group. After 3 weeks of treatment, the average number of cigarettes smoked per week was reduced to 38 in the active group and 57 in the sham group (p= 0.0018, active vs. sham). By the sixth week of the study, the average number of cigarettes smoked per week declined to 31 for the active group and 48 for the sham group (p=0.0125, active vs. sham).

The numbers of cigarettes per week, from baseline to the 6-week time-point, are shown in the figure below for the two groups. As can be seen, the difference between the dTMS and sham group is significant starting from week 2.

Figure 6. Number of Cigarettes Smoked for Deep TMS and Sham Treatment Groups

Sales and Marketing

United States

The United States is our primary and most strategic market, representing approximately 88% of our revenues for the year ended December 31, 2020. We operate in the United States through our wholly owned subsidiary, BrainsWay USA Inc., as a direct marketing and sales channel, engaging in the marketing, sale, support, and logistics independently in the United States. As of December 31, 2020, we had 42 U.S. employees, including 24 sales and marketing employees, and 16 management, administration, and operation employees at our U.S.-based subsidiary.

In the United States, we sell or lease Deep TMS systems by one of the following methods: (i) a fixed-fee lease model in which the Deep TMS system is leased to a customer for a fixed annual fee, generally with a term of up to 54 months, for unlimited use; (ii) a risk share model (variable fees) in which the Deep TMS system is leased to a customer which pays fees based on the number of treatments (i.e., usage based fees), often beyond a contractually defined minimum amount; and (iii) a sales model in which the Deep TMS system is sold to the customer for a fixed purchase price, with additional potential revenue from annual warranty paid for the system for each year subsequent to the expiration of the standard warranty for the first year. These three models are designed to facilitate market penetration by addressing the differing clinical needs and risk tolerance among our customer base. While the lease and sales models enable unlimited use of the system by the customer in exchange for higher committed revenues, the risk share model allows for a lower market entry price with higher potential upside to us for customers that exceed the contracted minimum usage amount.

As of December 31, 2020, approximately 47% of our Deep TMS systems installed base for MDD utilized the fixed-fee lease model, approximately 43% utilized the sales model, and approximately 10% utilized our risk share model. We commercialize Deep TMS for OCD based either on the risk share model, which charges per session and per treatment, or based on a fixed lease model as part of a combined offering with our MDD system.

The training for operation of our Deep TMS system is not complex and requires about a day of training which includes theoretical learning and a number of practical hours of practice of placing the helmet on the head of the patient and providing treatment. Deep TMS for OCD requires additional training on triggering the patient’s OCD symptoms prior to administration of the treatment.

After installation of our system, we offer high quality service, technical support, and repair to customers. Customers leasing the device (whether fixed lease or risk share model lease) receive support including maintenance and warranty for repairs and replacements during the full term of the lease. In contrast, customers purchasing the device receive this support for the first year following purchase. Thereafter, the warranty and support can be extended on a yearly basis by paying a set fee.

Our marketing activities include, amongst other things, corporate presence in major commercial and professional conferences, press releases, advertising, participation in open house and other similar events, social media, Search Engine Optimization (SEO), and other internet-based promotional campaigns, and release of both direct and online marketing materials, which are all designed to increase the use of our systems for the authorized indications.

Outside of the United States

Approximately 12% of our revenues for the year ended December 31, 2020 was generated outside of the United States. A significant part of our sales outside the United States are made indirectly with local distributors and agents. Most of our sales outside the United States are made only via the purchase model, although we lease some of our Deep TMS systems in France and Israel. Our primary focus is on selling to hospitals, medical centers and clinics dealing with the treatment of psychiatric neurological and addiction illnesses and disorders.

Our non-U.S. sales are managed both by our internal team in Israel and by local agents in various countries. In Israel, we do not use a distributor and our sales team distributes directly to our customers. We have exclusive distribution agreements in Japan, South Korea, Thailand, Taiwan, the Philippines, Ecuador, India, the United Arab Emirates, and Costa Rica, and are seeking new distribution partners for other strategic markets. Under our distribution agreements, the distributor typically receives an exclusive right to commercialize the Deep TMS in the relevant territory. The exclusivity is contingent upon fulfillment of certain quotas, or pre-defined minimum orders of a number of systems per period. We have the right to cancel the exclusivity of the distributor if the distributor fails to fulfill the set targets. The distributor is required to pay us for each Deep TMS system installed in the territory.

The duration of these agreements varies between distributors and ranges between three and ten years. In territories in which we use a local distributor, the distributor is generally responsible for obtaining and maintaining the regulatory approvals required for marketing of Deep TMS systems in the territory and for the installation, training, and maintenance of the systems in the relevant territory. In Japan, we have obtained PMDA regulatory approval for our Deep TMS system, which is a precondition to receiving reimbursement coverage under the Japanese National Health Insurance Plan. We are working through our Japanese distributor with the relevant bodies in Japan in an effort to update the local society guidelines to include Deep TMS in order to obtain such coverage.

We aim to increase our marketing and sales outside the United States by means of cultivating and supporting our existing distributors, and by considering other strategic opportunities in various markets. Success of penetration in each country is contingent on a variety of factors, including, among others, the strength and capabilities of the distribution partner, the existence of regulatory approvals, the availability of reimbursement, the support of key opinion leaders, and the ability of customers to adopt our technology.

Our Clinical Pipeline

Set forth below is a table presenting the status of our currently planned clinical pipeline:

Additional Potential Deep TMS Applications

Our primary focus for additional potential applications for Deep TMS are fatigue in MS, addictions (for example, opioid addiction and/or alcohol addiction) and potentially additional indications in neurology. The U.S. patient population for MS is approximately 1 million.

We have conducted double-blind, placebo-controlled trials evaluating Deep TMS for post stroke rehabilitation Alzheimer’s disease (in Israel and Italy), autism spectrum disorders such as Asperger syndrome (in Australia), alcohol addiction (in Israel and Sweden), attention deficit hyperactivity disorder (ADHD) (in Israel), Parkinson’s disease (in Israel and Italy), and chronic neuropathic pain (in Japan, Italy, France, and Norway). We believe further clinical study in these and other potential indications could pave the way for marketing authorizations for new indications in the United States and expand the potential for treatment to a wider range of patients. Factors that contribute to how we prioritize the pursuit of certain clinical studies include, but are not limited to, the strength of our feasibility clinical data, market potential, required budget, and ease of conduct of the trial. However, there is no guarantee that we will ultimately be successful in obtaining marketing clearance for the indications prioritized for further study.

Competition

The industry for the treatment of mental health diseases, disorders, and other conditions is intensely competitive. Our currently marketed Deep TMS System is, and any future indications we develop and commercialize will be, subject to intense competition. Our Deep TMS system for MDD competes with existing anti-depressant drugs, other TMS therapies and to a lesser degree, more invasive treatments such as ECT, VNS, and DBS. Our Deep TMS system for OCD also competes with existing medications and other available treatments, although faces less direct competition as we are one of only two FDA-cleared TMS products for this indication. The industry in which we operate is subject to rapid change and is highly sensitive to the introduction of new products or other market activities of current or new industry participants. Our competitors may be larger and have greater resources than us, and may develop treatment options that receive faster regulatory approvals and/or are more rapidly adopted by clinicians and patients. Our competitors compete with us on the basis of efficacy and safety, regulatory approvals, price and availability of reimbursement from third-party payers, ease of use/administration of the treatment option, reputation, and market trends. Key competitive factors affecting the commercial success Deep TMS System are likely to be efficacy, safety and tolerability, reliability, convenience and time frame of administration, market acceptance of our products relative to alternative treatments, and reimbursement.

Competitors that sell other forms of TMS therapy for MDD include Neuronetics, Magventure, Magstim, MAG & More, Cloud TMS, and Nexstim, that compete directly with us. Their systems are based on Traditional TMS coils and are generally FDA-cleared for MDD only, although Magventure has a non-clinical trials based FDA clearance for OCD, and there is one other company (eNeura) that is marketing a device that is FDA-cleared for treating pain associated with migraine headaches using single-pulse TMS. By contrast, our unique Deep TMS H-Coils are designed to address a number of different brain disorders. Other than Magventure, none of our competitors in the MDD market is currently FDA-cleared for an OCD indication, and we are the only company currently with marketing authorizations for MDD, OCD, and the treatment of smoking addiction.

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

We are also subject to competition from invasive neuromodulation therapies such as ECT, VNS, and DBS. Major players in this space include Medtronic, St. Jude’s Medical, LivaNova, and Boston Scientific Corporation. For example, the VNS system developed by Cyberonics (now LivaNova) is FDA-approved for MDD.

In addition, we may face competition in the future from other noninvasive treatments for MDD. Examples of noninvasive treatment options in early development include low-intensity and low-frequency ultrasound (LIFU), transcranial laser therapy, and infrared therapy. We cannot predict whether any of these or any other treatment options will succeed in clinical trials or be commercially marketable in the future.

Intellectual Property

See “Item 5. Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses.”

Government Grants

As of December 31, 2020, we have received grants from the IIA in an aggregate amount of approximately $12.8 million. We are currently required to pay 3% royalties of sales of our Deep TMS products, which payment obligations do not currently exceed the amount of the grant received (in U.S. dollars), plus interest at an annual rate equal to the LIBOR rate. As of December 31, 2020, we have paid royalties to the IIA in an aggregate amount of approximately $2.6 million (including amounts in respect of accrued interest), with remaining outstanding royalties of up to $12.5 million.

In addition, we received from MAGNET approvals for grants in an aggregate amount of NIS 8.2 million (approximately $2.5 million based on the NIS to USD exchange rate as of December 31, 2020). There is no requirement to repay the grants or pay royalties thereon.

Manufacturing and Supply

We manage all aspects of product supply through our Jerusalem-based operations team. We manufacture our proprietary H-Coils and outsource the manufacture of certain components, including the stimulator, the computer controlling the stimulator, cooling system, the helmet, and the arm of the helmet, which are produced and tested to our specifications. We assemble Deep TMS systems at our headquarters in Jerusalem and at our US warehouses. In some cases, we rely on third-party providers to provide components used in existing products and we expect to continue to do so for future products. Our production activities also include manually assembling certain components of our devices for all required clinical and commercial quantities, and the integration of all components into a functioning Deep TMS system.

We manage our arrangements with our third-party manufacturers and suppliers to adjust delivery schedules and quantities of components to match our changing manufacturing requirements. We forecast our component needs based on historical trends, current utilization patterns, and sales forecasts of future demand. We establish our relationships with our third-party manufacturers and suppliers through supplier contracts and purchase orders. In most cases, these supplier relationships may be terminated by either party upon short notice. Magstim (UK) has historically supplied us with stimulators, and it is anticipated that they will continue to be used a source for older generation systems which do not include our newer FDA-cleared stimulator.

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

We are subject to extensive governmental regulation in connection with the manufacture of our devices. We must ensure that all of the processes, methods, and equipment are compliant with the current Quality System Regulations (QSR) for devices on an ongoing basis, mandated by the FDA and other regulatory authorities, and must conduct extensive audits of vendors, contract laboratories and suppliers. We comply with such regulatory requirements. Certain of our foreign marketing authorizations requires compliance of said manufacturing process with the ISO 13485 standard, with which we are compliant.

Reimbursement

We estimate that over 90% of the total private insurer adult covered lives in the United States have coverage for reimbursement of MDD treatment with Deep TMS, available after one to four failed (inadequate response or intolerable) trials of anti-depressant medications. In addition, our MDD treatment with Deep TMS is eligible for reimbursement from Medicare, and is expected to be available after one to four failed trials of psychopharmacologic agents (such as anti-depressant medications) and subject to the satisfaction of other clinical criteria. Typically, payors (including Medicare) will provide reimbursement for up to 36 treatment sessions of Deep TMS for MDD, although the maximum number of covered sessions varies by insurer and/or location. Deep TMS for OCD is not currently eligible for reimbursement. However, there is currently an out-of-pocket market for our Deep TMS systems for OCD, and we are working to broaden the scope of reimbursement coverage for Deep TMS to include OCD treatment, based on a demonstration of the reasonableness and necessity of the treatment through clinical data. Deep TMS for smoking addiction is not currently eligible for reimbursement. We plan to seek to obtain coverage as we progress in our commercialization for this indication.

The sales or lease of a medical device utilized for in-office medical treatments depend, in part, on the extent to which such treatments using that device will be covered by third-party payers, such as government health care programs (e.g., Medicare), private insurance, and managed healthcare organizations. Even if a third-party payer covers a particular treatment, the resulting reimbursement payment rates may not be adequate to cover a provider’s cost to purchase such medical device or ensure that purchase or lease will be profitable for the provider. Additionally, patients who are treated in-office for a medical condition generally rely on third-party payers to reimburse all or part of the costs associated with the treatment and may be unwilling to undergo such treatment in the absence of coverage and adequate reimbursement.

Reimbursement by a third-party payer may depend upon a number of factors, including the third-party payer’s determination that a treatment is: neither experimental nor investigational; safe, effective, and medically necessary; appropriate for the specific patient; cost-effective; supported by peer reviewed medical journals; and included in clinical practice guidelines.

Physician reimbursement under Medicare generally is based on a defined fee schedule, or the Physician Fee Schedule, through which payment amounts are determined by the relative values of the service rendered in a physician office setting or by a physician in a facility setting. Medicare coverage for TMS also has specific patient history requirements. Medicare coverage for Deep TMS generally requires one to four failed (inadequate response or intolerable) trials of psychopharmacologic agents (such as anti-depressant medications).

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

In addition, the U.S. federal government and state legislatures have continued to implement cost containment programs, including price controls and restrictions on coverage and reimbursement. Governmental and private insurers are increasingly challenging the price, examining the medical necessity, and reviewing the cost-efficacy of medical services. Adoption of price controls and cost containment measures by any such payers, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could limit our market opportunity and reduce our revenues.

Private insurers currently cover only treatments using our Deep TMS system for MDD, and do not currently cover our Deep TMS therapy for OCD, smoking addiction, or therapies currently under development for other indications. We are actively working to broaden the scope of reimbursement coverage for Deep TMS therapy to include OCD based on the novelty of the technology, unmet clinical need and the demonstrated efficacy and safety profile of the treatment. We believe that our recent FDA marketing authorizations of Deep TMS for OCD and smoking addiction will help us to obtain reimbursement for those indications. We are actively engaged in efforts to obtain coverage for Deep TMS for OCD treatment based on the novelty of the technology, unmet clinical need and the efficacy and safety profile of the treatment, and plan to seek reimbursement for smoking addiction as our commercialization efforts for that indication progress. However, we can provide no assurance that we can obtain reimbursement coverage for either of those indications, and even if obtained, we can provide no assurance that the coverage will be at the same levels as we have for MDD.

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

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification or premarket approval, or PMA. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and efficacy. Class I includes devices with the lowest risk to the patient and are those for which safety and efficacy can be assured by adherence to the FDA’s general controls for medical devices, which include compliance with the applicable portions of the QSR facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s general controls, and special controls as deemed necessary by the FDA to ensure the safety and efficacy of the device. These special controls can include performance standards, post-market surveillance, patient registries, special labeling requirements, premarket data requirements and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life-supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA.

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

Premarket Approval Process

A PMA application must be submitted if the medical device is in Class III (although the FDA has the discretion to continue to allow certain pre-amendment Class III devices to use the 510(k) process) or cannot be cleared through the 510(k) process. A PMA application must be supported by, among other things, extensive technical, pre-clinical, clinical trials, manufacturing, and labeling data to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.

After a PMA application is submitted and filed, the FDA begins an in-depth review of the submitted information, which typically takes between one and three years, but may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also, during the review period, an advisory panel of experts from outside the FDA will usually be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with the QSR, which imposes extensive design development, testing, control, documentation and other quality assurance procedures in the design and manufacturing process. The FDA may approve a PMA application with post-approval conditions intended to ensure the safety and effectiveness of the device including, among other things, restrictions on labeling, promotion, sale, distribution, and collection of long-term follow-up data from patients in the clinical study that supported approval. Failure to comply with the conditions of approval can result in materially adverse enforcement action, including the loss or withdrawal of the approval. New PMA applications or supplements are required for significant modifications to the manufacturing process, labeling of the product and design of a device that is approved through the PMA process. PMA supplements often require submission of the same type of information as an original PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application, and may not require as extensive clinical data or the convening of an advisory panel.

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

Post-market Regulation

After a device is cleared or approved for marketing, numerous and extensive regulatory requirements continue to apply. These include:

●	establishment registration and device listing with the FDA;

●	QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation, and other quality assurance procedures during all aspects of the design, manufacturing, and distribution process;

●	labeling and marketing regulations, which require that promotion is truthful, not misleading, fairly balanced, and provide adequate directions for use and that all claims are substantiated, and also prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling;

●	FDA guidance on off-label dissemination of information and responding to unsolicited requests for information;

●	clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or efficacy or that would constitute a major change in intended use of one of our cleared devices;

●	medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury or serious adverse events, if the malfunction were to recur;

●	correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

●	complying with regulations requiring Unique Device Identifiers (UDI) on devices and also requiring the submission of certain information about each device to the FDA’s Global Unique Device Identification Database (GUDID);

●	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

●	post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and efficacy data for the device.

We may be subject to similar foreign laws that may include applicable post-marketing requirements such as safety surveillance and risk-benefit analysis. Our manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation, and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, we are subject to periodic scheduled or unscheduled inspections by the FDA. Our failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, our manufacturing operations, and the recall or seizure of our products. The discovery of previously unknown problems with any of our products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

●	warning letters, untitled letters, fines, injunctions, consent decrees, and civil penalties;

●	recalls, withdrawals, or administrative detention or seizure of our products;

●	operating restrictions or partial suspension or total shutdown of production;

●	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

●	withdrawing 510(k) clearances or PMA approvals that have already been granted;

●	refusal to grant export or import approvals for our products; or

●	criminal prosecution.

U.S. and Foreign Healthcare Laws and Compliance Requirements

Healthcare providers, physicians, and third-party payers play a primary role in the recommendation, prescription, and payment for medical treatments. A medical device manufacturer’s arrangements with third-party payers, providers, and patients may expose it to broadly applicable fraud and abuse and other healthcare laws and regulations that may affect its business or the financial arrangements and relationships through which it markets, sells and distributes its products. Even if a medical device manufacturer does not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payers, federal, and state healthcare laws and regulations are applicable to its business. In addition, portions of our business may be subject to the Health Insurance Portability and Accountability Act of 1996 (HIPAA). To the extent we provide any covered entity customers with services that involve the use or disclosure of protected health information (PHI) we may be required to enter into business associate agreements. Business associates are also directly liable for compliance with HIPAA. The laws that may affect a medical device manufacturer’s ability to operate include, but are not limited to:

●	the federal healthcare Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or providing remuneration (broadly interpreted to include anything of value), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order, or arrange for or recommend a good or service for which payment may be made, in whole or in part, under a federal healthcare program, such as Medicare and Medicaid. The government can establish a violation of the Anti-Kickback Statute without proving that a person or entity had actual knowledge of the law or a specific intent to violate. Moreover, the government may assert that a claim for reimbursement that includes items resulting from a violation of the federal healthcare Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Although there are a number of statutory exceptions and regulatory safe harbors to the federal healthcare Anti-Kickback Statute protecting certain common business arrangements and activities from prosecution or regulatory sanctions, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration to those who prescribe, purchase, or recommend medical device products, including discounts, or engaging individuals as speakers, consultants, or advisors, may be subject to scrutiny if they do not fit squarely within an exception or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability. Moreover, there are no safe harbors for many common practices, such as reimbursement support programs, educational or research grants, or charitable donations;

●	the federal civil False Claims Act (FCA), which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment of federal government funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. Private individuals, commonly known as “whistleblowers,” can bring FCA qui tam actions, on behalf of the government and themselves, and may share in amounts paid by the entity to the government in recovery or settlement. False Claims Act liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of $11,181 to $22,363 per false or fraudulent claim or statement. Many pharmaceutical and medical device manufacturers have been investigated and have reached substantial settlements under the FCA in connection with alleged off label promotion of their products and allegedly providing free products to customers with the expectation that the customers would bill federal health care programs for the product. In addition, a claim including items or services resulting from a violation of the federal healthcare Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payers if they are deemed to “cause” the submission of false or fraudulent claims. There are also criminal penalties, including imprisonment and criminal fines, for making or presenting false, fictitious or fraudulent claims to the federal government;

●	HIPAA, which prohibits and imposes criminal liability for, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third party payers, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal healthcare Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), and their implementing regulations, which imposes privacy, security, transmission, and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, including health plans, healthcare clearinghouses, and certain healthcare providers and their respective business associates that perform services on their behalf that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

●	the federal Physician Payments Sunshine Act, created under the PPACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program (with certain exceptions) to report annually to the United States Department of Health and Human Services information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report information regarding payments and transfers of value provided to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives; and

●	foreign and state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by any non-governmental third-party payers, including private insurers; state laws that require device manufacturers to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; and other federal and state laws that govern the privacy and security of health information or personally identifiable information in certain circumstances, including state health information privacy and data breach notification laws which govern the collection, use, disclosure, and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus requiring additional compliance efforts and data privacy and security laws and regulations in foreign jurisdictions that may be more stringent than those in the United States (such as the European Union, which adopted the General Data Protection Regulation, which became effective in May 2018).

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

United States Healthcare Reform

In the United States, a number of legislative and regulatory proposals have been considered or enacted to change the healthcare system in ways that could affect a medical device manufacturer’s business. Among policy makers and governmental and private insurers in the United States, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. For example, in 2010, the PPACA was enacted, which includes measures to significantly change the way health care is financed by both governmental and private insurers, and significantly impacts the medical device industry. Among other ways in which it may impact a medical device manufacturer’s business, the PPACA:

●	establishes a new Patient-Centered Outcomes Research Institute to oversee and identify priorities in comparative clinical efficacy research in an effort to coordinate and develop such research;

●	implements payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians, and other providers to improve the coordination, quality, and efficiency of certain healthcare services through bundled payment models; and

●	expands the eligibility criteria for Medicaid programs.

Some of the provisions of the PPACA have yet to be implemented, and there have been judicial and Congressional challenges to modify, limit, or repeal certain aspects of the PPACA since its enactment and have continued to evolve. Since taking office, President Trump has continued to support the repeal of all or portions of the PPACA, and in January 2017, he signed Executive Orders designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA to the maximum extent permitted by law. Due to such efforts, certain elements of the PPACA have been invalidated or suspended, which has, in turn, led to additional challenges against the law as a whole. For example, the Tax Cuts and Jobs Act of 2017 included a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. As a result, there is significant uncertainty regarding future healthcare reform and its impact on our operations. In December 2018, a district court in Texas held that the individual mandate is unconstitutional and that the rest of the PPACA is, therefore, invalid. On appeal, the Fifth Circuit Court of Appeals affirmed the holding on the individual mandate but remanded the case back to the lower court to reassess whether and how such holding affects the validity of the rest of the PPACA. Substantial uncertainty remains as to the future of the PPACA after the U.S. Supreme Court declined to expedite its review of the Fifth Circuit’s holding on January 21, 2020. We cannot predict the healthcare-reform-related initiatives that the newly elected Biden administration will put forth. There is no way to know whether, and to what extent, if any, the PPACA will remain in-effect in the future, and it is unclear how judicial decisions, subsequent appeals, or other efforts to repeal and replace or, possibly, to restore the PPACA will impact the U.S. healthcare industry or our business.

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

Outside of the United States

We also have received European Conformity (CE) marking in the European Economic Area (EEA) and in Israel for MDD, OCD, and smoking addiction, and 11 other indications in psychiatry, addiction treatment, and neurology. Sales and marketing of medical devices outside of the United States are subject to foreign regulatory requirements that vary widely from country to country. The time required to obtain appropriate marketing authorizations from other foreign authorities may be longer or shorter than that required for FDA approval. Whether or not we have obtained FDA approval, our Deep TMS systems may be subject to different regulatory requirements in other jurisdictions. The foreign regulatory approval process includes all the risks associated with FDA regulation, as well as country-specific regulations.

Employees

Our employees include professionals with extensive experience in medical device development and applications, neurology and psychopathology, pre-clinical experimentation, clinical development, and business development. As of December 31, 2020, we had 100 employees, of which 42 are based in the United States and 58 are based outside of the United States (in Israel). This includes 26 employees in sales and marketing (including 24 in the United States) and 26 employees in clinical trials and research and development.

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

Environmental Matters

We are subject to various environmental, health and safety laws and regulations, including those governing noise emissions. We believe that our business, operations, and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on us. Significant expenditures could be required in the future, however, if we are required to comply with new or more stringent environmental or health and safety laws, regulations or requirements.

Legal Proceedings

We are not involved in any material legal proceedings.

C.	Organizational Structure

Our three subsidiaries, all of which wholly-owned are: BrainsWay, Inc., incorporated in Delaware on March 31, 2003, Brain Research and Development Services Ltd., incorporated in Israel on August 13, 2003, and BrainsWay USA Inc., incorporated in Delaware on November 24, 2014.

D.	Property

We have offices in the United States and Israel.

In Israel, we have leased offices in Jerusalem, Israel, Since November 2007, pursuant to a lease agreement that expires in September 2022. The facility contains approximately 1,505 square meters of space, and lease payments and management fees are approximately $30,000 plus value added tax, or VAT, per month, in the aggregate, and are paid in NIS. This facility houses various administrative functions, as well as research operations and our central laboratory. Substantially all of our Israeli-based employees are based in this facility We also lease a warehouse and storage area within the same building as our Jerusalem offices pursuant to a lease addendum subject to a term (also expiring in September 2022) comprised of approximately 280 square meters, and subject to monthly fees in the amount of approximately $2,500 plus VAT in the aggregate, paid in NIS.

In the United States, our corporate offices have been located in New Jersey since April 2016. We currently have offices in Cresskill, N.J and Boston, MA. serving as the base for many of our growing U.S. based sales, marketing and logistics workforce. Our Cresskill, NJ offices occupy a space comprised of approximately 2,326 square feet pursuant to a lease with a current term expiring (unless extended) on June 30, 2021, and our Boston offices are located at a shared office space in the Burlington section of the Greater Boston Area.

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

Company Overview

We are a commercial stage medical device company focused on the development and sale of noninvasive neuromodulation products using our proprietary Deep Transcranial Magnetic Stimulation (Deep TMS), technology for the treatment of major depressive disorder (MDD), obsessive-compulsive disorder (OCD), and smoking addiction, for which we have received marketing authorization from the U.S. Food and Drug Administration (FDA). Deep TMS uses magnetic pulses to stimulate neurons and consequently modulates the physiological activity of the brain.

Our first commercial Deep TMS product received clearance from the FDA in 2013 for the treatment of MDD in adult patients who have failed to achieve satisfactory improvement from anti-depressant medication in the current episode. Our Deep TMS system for MDD is currently marketed to and installed at psychiatrists’ offices and other facilities principally in the United States and in certain other countries throughout the world. In addition, our second Deep TMS system received FDA marketing authorization in August 2018 as an adjunct therapy for adult patients suffering from OCD, and we are currently market and sell that indication. In addition, our third Deep TMS system received FDA marketing authorization in August 2020 as a short-term therapy for smoking addiction. Our sales and marketing efforts are currently focused in the United States, where we generated approximately 88% of our revenues in the year ended December 31, 2020.

We believe that Deep TMS represents a platform technology that provides for an opportunity to develop additional Deep TMS products for a variety of psychiatric, neurological, and addiction disorders. We are also planning multicenter trials for other indications, including fatigue in multiple sclerosis (MS), which would be the first neurological indication that we plan to advance into multicenter trials, and possibly other addictions such as opioids use disorder, cocaine addiction, and/or alcohol use disorder.

Our current customers are principally doctors, hospitals, and medical centers in the field of psychiatry. Treatment with Deep TMS is typically performed as an office-based procedure using our Deep TMS system, which consists of our proprietary H-Coil helmet, as well as several other components, including a stimulator, cooling system, positioning arm and an operator interface. A course of treatment for MDD typically requires 20 treatment sessions five times a week over a period of four weeks, and thereafter up to 24 additional maintenance-continuation sessions twice weekly over a period of up to 12 weeks. The standard Deep TMS treatment protocol for OCD requires 29 treatment sessions over six weeks. A course of treatment for smoking addiction typically requires 18 treatment sessions, comprised of treatment five times a week over a period of three weeks, followed by treatment once per week for an additional three weeks. A standard MDD, OCD, or smoking addiction session lasts 20, 19, and 18 minutes, respectively. Patients may experience some discomfort during treatment and must use earplugs to reduce exposure to the loud sounds produced by the device. The treatment requires no anesthesia, hospitalization or sedation and no systemic side effects have been reported.

In the United States, we sell or lease Deep TMS systems by one of the following methods: (i) a fixed-fee lease model in which the Deep TMS system is leased to a customer for a fixed annual fee, generally with a term of up to 54 months, for unlimited use; (ii) a risk share model (variable fees) in which the Deep TMS system is leased to a customer which pays fees based on the number of treatments (i.e., usage based fees), often beyond a contractually defined minimum amount; and (iii) a sales model in which the Deep TMS system is sold to the customer for a fixed purchase price, with additional potential revenue from annual warranty paid for the system for each year subsequent to the expiration of the standard warranty for the first year. These three models are designed to facilitate market penetration by addressing the differing clinical needs and risk tolerance among our customer base. As of December 31, 2020, approximately 47% of our Deep TMS systems installed base for MDD utilized the fixed-fee lease model, approximately 43% utilized the sales model and approximately 10% utilized our risk share model. We commercialize Deep TMS for OCD based generally on either the risk share model, which charges per session and per treatment, or as part of a fixed-fee lease model together with our MDD system, in an effort to achieve greater market acceptance for that indication. We are in the process of launching a controlled release of Deep TMS for smoking addiction and plan to focus on fixed-fee and sales business models for this indication.

As of December 31, 2020, we had an installed base of approximately 629 Deep TMS systems, whereby 359 systems were leased from us (inclusive of our fixed fee model and our risk share model), and an additional 270 systems were sold by us prior to December 31, 2020. Our installed base increased by 36 systems during the fourth quarter of 2020. In addition, as of December 31, 2020, we had shipped 216 OCD coils as additional coils attached to certain of our new and existing systems following our receipt in August 2018 of marketing approval from the FDA for our OCD system.

For the year ended December 31, 2020, our revenues were $22.1 million compared to $23.1 million for the year ended December 31, 2019, representing a decrease of 4.5% over the revenues generated in 2019. We incurred net losses of $5.4 million for the year ended December 31, 2020.

As of December 31, 2020, our total committed payments under signed lease contracts was approximately $25.6 million, assuming no exercise of any early termination options, representing an increase of $3.8 million from our total committed payments as of December 31, 2019 of approximately $21.8 million.

As of December 31, 2020, we had an accumulated deficit of $77.3 million. Our primary sources of capital to date have been from public offerings in Israel and in the United States, and private placements of our securities, grants from the Israel Innovation Authority (IIA), borrowings under our credit facilities, and the lease and sale of our products.

We expect our research, development, and clinical trials expenses to increase in connection with our ongoing activities, particularly as we continue to pursue future FDA clearance for our planned clinical trials for fatigue in MS, various addictions (for example, opioid addiction and/or alcohol addiction) and potentially additional indications in neurology. In addition, we expect to incur significant commercialization expenses for product sales, marketing, manufacturing, and distribution. On February 25, 2021 we closed a follow-on underwritten public offering of ADSs with gross proceeds of approximately $45.2 million before deducting underwriting discount and commissions and offering expenses. We believe that our existing cash resources will be sufficient to enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months. However, we may need additional funding to support the continuation of our operating activities.

Components of Our Results of Operations

Revenues

We derive our revenues from the lease and sale of our Deep TMS systems. For Deep TMS for MDD, we offer three different pricing models:

●	Fixed-fee Lease Model: The customer leases the Deep TMS system and pays a fixed annual fee (which in some cases increases annually) for an unlimited number of treatments for the term of the lease (generally up to 54 months). The pricing of the annual fee generally assumes three (3) to four (4) treatments per day.

●	Risk Share Model: The customer leases the Deep TMS system and the customer pays a variable fee based on the higher of: fees per treatment (i.e., usage based fees) or any defined contractual minimum fee. As in the fixed-fee lease model, these leases generally have a term of up to 54 months.

●	Sales Model: The Deep TMS system is sold to the customer for a fixed purchase price. We also offer annual service warranty for the system that may be provided after the expiration of the standard warranty for additional fees.

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

In the case of the Deep TMS systems that we sell under our sales model, the entire cost of the Deep TMS system is recognized upon such sale. The cost of revenues for systems that we sell primarily consists of the costs of raw materials, including components purchased from our third-party contract manufacturers and manufacturing and assembly of the components that we perform ourselves. While we have previously used a third-party stimulator for our Deep TMS systems, we developed and have received FDA clearance for our own proprietary stimulator for MDD (in May 2018),OCD (in March 2019), and smoking addiction (in April 2021). Consequently, we believe that our cost of revenues with respect to system components will decrease.

The cost of revenues for systems that we lease or sell also include costs related to personnel, royalties to PHS and Yeda, shipping, and our operations department. We expect our cost of revenues to increase in absolute dollars to the extent our revenues increase.

Selling and marketing expenses

Selling and marketing expenses consist of marketing and commercial activities related to the sale and lease of our Deep TMS systems, as well as personnel expenses, including salaries and related benefits, sales commissions, share-based compensation for employees, and facility costs. Other significant sales and marketing costs include conferences, trade shows, and promotional and marketing activities, including direct and online marketing, practice support programs, media campaigns and travel expenses.

We anticipate an increase in the headcount of our commercial organization as we continue to expand our business in the United States and internationally, and as we receive the relevant regulatory clearances for additional indications for our system. As a result, we expect our sales and marketing expenses to continue to increase.

Research and development expenses, net

Research and development expenses, net, consist primarily of personnel expenses, including salaries and related benefits, share-based compensation for employees, facility costs, laboratory materials, regulatory costs, patents, and travel expenses, as well as expenses associated with outsourced professional scientific development services, and the costs of multi-center and other clinical trials.

We expect to continue to incur research and development expenses for the near future as we advance the development of our Deep TMS technology for the treatment of new indications, which may include fatigue in MS, and other potential psychiatric, neurological, and addiction indications, as well as for various hardware and software development projects related to the Deep TMS system. As a result, we expect our research and development expenses to continue to increase.

A portion of our investment in research and development is funded by participation of the IIA through grants which are presented net of research and development expenses.

General and administrative expenses

General and administrative expenses consist primarily of personnel expenses, including salaries and related benefits, share-based compensation, and travel expenses for employees in executive, finance, information technology, legal, and human resource functions. General and administrative expenses also include the cost of insurance, professional services, including legal and accounting fees as well as administrative costs, including corporate facility costs.

We anticipate that our general and administrative expenses will increase due to planned expansion of our activities. We anticipate higher corporate infrastructure costs including, but not limited to, accounting, legal, human resources, consulting, investor relations, listing fees on The Nasdaq Global Market, costs associated with reporting and compliance in the United States, as well as increased director and officer insurance premiums, as a result of becoming a public company in the United States.

Finance expenses, net

Our finance expenses, net, consist primarily of expenses related to bank charges, and the amortization of deferred financing costs related to our finance expense with respect to the fair value re-measurement related to our outstanding liability to the IIA on account of grants received for financing our research and development activity, as well as interest income earned on our bank deposits and foreign currency exchange transactions.

Income taxes expense

Our income taxes expense is derived primarily from income generated from the sales and lease of our Deep TMS systems from our U.S. subsidiary. During the years ended December 31, 2020 and 2019, we did not record an income tax benefit related to our current and carryforward losses for tax purposes as a valuation allowance was established for all deferred tax assets as utilization is not probable due to our cumulative net loss position.

Critical Accounting Policies and Estimates

The preparation of financial statements, in conformity with IFRS, requires companies to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at and as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty, and actual results may differ. Our significant accounting policies are more fully described in Note 2 to our financial statements included elsewhere in this report. Critical accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and are particularly important to the portrayal of our financial position and results of operations. Our estimates are primarily guided by observing the following critical accounting policies:

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

We generate lease revenue from (i) a fixed-fee lease model in which the Deep TMS system is leased to a customer for a fixed annual fee, generally for a term of up to 54 months, allowing for unlimited use; and (ii) a risk share model, or a variable fee, in which the Deep TMS system is leased to a customer who pays based on the number of treatments conducted on the system (i.e., usage based fees), often beyond a contractually defined minimum amount. Leases in which substantially all the risks and rewards incidental to ownership of the leased asset are not transferred to the lessee are classified as operating leases. Revenues from operating leases are recognized on a straight-line basis over the lease term. Usage based fees are recognized as revenue when the Company is entitled to receive such revenue.

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

Royalty Bearing Governmental Grants

Government grants are recognized when there is reasonable assurance that the grants will be received, and the Company will comply with all attached conditions. Government grants received from the IIA and repayable to the IIA through royalty-bearing sales are recognized upon receipt as a liability if future economic benefits are expected to be derived through estimated future cash flows from the research project, resulting in royalty bearing sales due to the IIA.

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

Options Valuation

We selected the Binomial Lattice option-pricing model as the most appropriate method for determining the estimated fair value of the shared-based compensation. For the purpose of the evaluation of the fair value, and the manner of the recognition of share-based compensation, our management is required to estimate, among others, various subjective parameters that are included in the calculation of the fair value of the option, as well as our results and the number of options that will vest. These parameters include the expected volatility of our share price over the expected term of the options, the risk-free interest rate assumption, forfeitures behaviors and expected dividends.

Fair value of ordinary shares. Since our ordinary shares have traded on the TASE since 2007, and our ADSs have traded on The Nasdaq Global Market since 2019, we have a market price per share of our ordinary shares and ADSs. Until September 30, 2018, the exercise price for the options was determined based on the average price per share over the 30 trading days on TASE prior to the grant date. Subsequent to September 30, 2018, the exercise price for the options was determined based on the average price per share over the 90 trading days on TASE prior to the grant date plus a premium of 10%, and for options granted to U.S. residents, the exercise price for the options was determined based on the greater of (i) average price per share over the 90 trading days on TASE prior to the grant date plus a premium of 10% or (ii) the last closing price per share on TASE prior to the actual grant dates.

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

Three Months Ended

	March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31
	2020				2019				2018
Statements of operations	U.S. dollars in thousands
Revenues	4,157	4,820	6,014	7,066	5,182	5,695	5,932	6,292	3,605	3,726	4,294	4,772
Cost of revenues	1,015	992	1,485	1,566	1,158	1,376	1,153	1,442	697	862	925	1,105
Gross profit	3,142	3,828	4,529	5,500	4,024	4,319	4,779	4,850	2,908	2,864	3,369	3,667
Research and development expenses, net	1,795	1,041	1,411	1,576	1,792	2,362	1,913	1,809	1,711	1,270	1,353	1,822
Selling and marketing expenses	3,713	2,178	2,393	2,999	2,838	3,278	3,549	3,604	1,881	1,907	2,028	2,529
General and administrative expenses	1,255	824	1,311	1,332	1,003	1,380	1,492	1,428	733	691	929	1,068
Total operating expenses	6,763	4,043	5,115	5,907	5,633	7,020	6,954	6,841	4,325	3,868	4,310	5,419
Total operating loss	3,621	215	586	407	1,609	2,701	2,175	1,991	1,417	1,004	941	1,752
Finance expenses, net	(309)	179	210	239	236	672	344	178	(415)	741	508	322
Loss before income taxes	3,312	394	796	646	1,845	3,373	2,519	2,169	1,002	1,745	1,449	2,074
Income taxes (tax benefit)	130	177	170	(240)	62	100	113	147	25	81	28	75
Net loss and comprehensive loss	3,442	571	966	406	1,907	3,473	2,632	2,316	1,027	1,826	1,477	2,149

Our quarterly revenues and operating results have varied in the past and are expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenues

Our total revenues decreased by $1 million, or 4.5%, from $23.1 million for the year ended December 31, 2019 to $22.1 million for the year ended December 31, 2020. The decrease in revenues was attributed mainly to the effect of COVID-19, despite our ongoing and steady strategic decision to shift our sales and marketing focus to the lease and risk share models, Revenues from leases (inclusive of our fixed-fee model and risk share model) were 62% of the revenues for the year ended December 31, 2020, compared to 57% of the revenues for the year ended December 31, 2019.

Cost of revenues and gross margin

Our cost of revenues was $5.1 million for each of the years ended December 31, 2019 and 2020. There has been no material change in our gross margin for the last three years.

Research and development expenses, net

Our research and development expenses, net, were $5.8 million for the year ended December 31, 2020 compared to $7.9 million for the year ended December 31, 2019. The decrease of $2.1 million, or 26%, was mainly attributed to the Company’s efforts to enhance efficiency, given the financial impact of the pandemic.

Selling and marketing expenses

Our selling and marketing expenses were $11.3 million for the year ended December 31, 2020 compared to $13.3 million for the year ended December 31, 2019. The decrease of $2 million, or 15%, is in-line with the Company’s efforts to enhance efficiency, as well as to lower operational expenses given the financial impact of the pandemic.

General and administrative expenses

Our general and administrative expenses were $4.7 million for the year ended December 31, 2020 compared to $5.3 million for the year ended December 31, 2019. The decrease in response to the impact of COVID-19 on our business, we initiated a cash preservation program in late March 2020 with the goal of increasing efficiency and managing spend without impeding our growth efforts. This program largely continued throughout 2020.

Finance expenses, net

Our finance expenses, net, were $0.3 million for the year ended December 31, 2020 compared to $1.4 million for the year ended December 31, 2019. The decrease of $1.1 million, or 78%, was mainly attributed to the exchange rate differences and the fair value re-measurement in 2019 related to our outstanding liability to the IIA on account of grants received for financing our research and development activity.

Year ended December 31, 2019 compared to year ended December 31, 2018

For comparison of fiscal year 2019 to fiscal year 2018 please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Year ended December 31, 2019 compared to year ended December 31, 2018” section in our annual report on form 20-F filed with the SEC on March 23, 2020.

B.	Liquidity and Capital Resources

Overview

As of December 31, 2020, we had cash, cash equivalents and short-term deposits of $17.2 million and an accumulated deficit of $77.3 million, compared to cash and short-term deposits of $21.9 million, and an accumulated deficit of $71.9 million as of December 31, 2019. We incurred negative cash flows from operating activities of $7.2 million and $1.4 million for the years ended December 31, 2019 and 2020, respectively. We have incurred operating losses since our inception, and we anticipate that our operating losses will continue in the near term as we seek to expand our sales and marketing initiatives to support our growth in existing and new markets, and invest funds in additional research and development activities. Our primary sources of capital to date have been from public offerings in the U.S. and Israel and private placements of our securities, grants from the IIA, and leases and sales of our Deep TMS systems. From inception through December 31, 2020, we raised $84 million from placements of our ordinary shares and exercise of options.

We expect our revenues and expenses to increase in connection with our ongoing activities, particularly as we expand the marketing of our Deep TMS system for MDD and OCD, commence the launch of our controlled market release of our Deep TMS system for smoking addiction, and for other indications for which we may receive regulatory authorizations in the future. Based on our current business plan, we believe that our cash and cash equivalents as of December 31, 2020 and the anticipated revenues from sales of our products will be sufficient to meet our anticipated cash requirements through at least the next 24 months. However, if these sources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities, seek to enter into a new credit facility, or seek financing from third party collaborators. If we raise additional funds by issuing equity securities, our shareholders would experience dilution. Additional debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. We can provide no assurance that additional equity or debt financing will be available on terms favorable to us, or at all. If we raise additional funds through collaborations with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to obtain adequate funds on reasonable terms, we will need to curtail operations significantly, including possibly postponing anticipated clinical trials or entering into financing agreements with unfavorable terms.

Cash flows

The table below summarizes our cash flow activities for the indicated periods:

	Year Ended December 31,
(in thousands)	2019	2020
Net cash used in operating activities	$(7,244)	$(1,436)
Net cash used in investing activities	(2,446)	(2,465)
Net cash provided by (used in) financing activities	22,474	(1,030)
Exchange rate differences on cash and cash equivalents	(78)	218
Increase (decrease) in cash and cash equivalents	$12,706	$(4,713)

Operating Activities

Net cash used in operating activities was $1.4 million during the year ended December 31, 2020, compared to $7.2 million used during the year ended December 31, 2019. The decrease of $5.8 million was mainly attributed to our efforts to enhance efficiency, as well as to lower operational expenses given the financial impact of the COVID-19 pandemic.

Investing Activities

Net cash used in investing activities was $2.5 million during each of the years ended December 31, 2020 and 2019. The increase of $0.1 million was mainly attributed to the increase in the purchase of equipment and system components offset by a decrease of withdrawal of long-term deposits.

Financing Activities

Net cash used by financing activities was $1.0 million during the year ended December 31, 2020 compared to $22.5 million provided by financing activities during the year ended December 31, 2019. The decrease was mainly attributed to the initial public offering on Nasdaq completed in April 2019.

Government Grants

As of December 31, 2020, our wholly owned subsidiary, Brain Research and Development Services, Ltd., has received grants from the IIA in an aggregate amount of approximately $12.8 million. Brain Research and Development Services, Ltd. is currently required to pay 3% royalties of sales of our Deep TMS products, which payment obligations do not currently exceed the amount of the grant received (in U.S. dollars), plus interest at an annual rate equal to the LIBOR rate. As of December 31, 2020, Brain Research and Development Services, Ltd. has paid royalties to the IIA in an aggregate amount of approximately $2.6 million (including amounts in respect of accrued interest), with remaining outstanding royalties of up to $12.5 million.

Research and development grants received from the IIA are recognized upon receipt as a liability if future economic benefits are expected from the project that will result in royalty-bearing sales. The amount of the liability for the loan is first measured at fair value using a discount rate that reflects a market rate of interest that reflects, in turn, the appropriate degree of risks inherent in our business. If no economic benefits are expected from the research activity, the grant receipts are recognized as a reduction of the related research and development expenses. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37, “Provisions, Contingent Liabilities, and Contingent Asset.”

At the end of each reporting period, we evaluate whether there is a reasonable assurance that the received grants will not be repaid based on our best estimate of future sales and, if so, no liability is recognized, and the grants are recorded against a corresponding reduction in research and development expenses.

Research and development grants received from the European Union are recorded against a corresponding reduction in research and development expenses.

Additionally, in 2013, the MAGNET committee of the IIA (MAGNET) approved the activities of the consortium for the development plan of a brain stimulator and monitor tool, which we refer to as the Consortium, of which we are one of the participants. As part of the Consortium, Brain Research and Development Services, Ltd. received from MAGNET approvals for grants in an aggregate amount of NIS 8.2 million (approximately $2.5 million based on the NIS to USD exchange rate as of December 31, 2020). There is no requirement to repay the grants or pay royalties thereon. Such non-royalty-bearing grants from MAGNET program for funding approved research and development projects are recognized when there is reasonable assurance that the grants will be received and we will comply with all attached conditions, on the basis of the costs incurred, and are presented as a deduction from research and development expenses. In the event of failure of a project that was partly financed by the IIA, we would not be obligated to pay any royalties or repay the amounts received.

In July 2020 the Company received $638,000 as a loan from the Paycheck Protection Program in the United States (the “Program”). The terms of the Program provide that a portion of the loan may be forgiven, to the extent that the amounts spent during the eight-week period on qualifying expenses (“Program Expenses”). The unforgiven part of the loan must be repaid within two years and bears interest at 1% per annum. The Company used the entire proceeds to pay Program Expenses and has since received approval for loan forgiveness of the entire amount.

C.	Research and Development, Patents, and Licenses

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

Our strategy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions, and improvements that are important to the development of our business. Our intellectual property rights outside of the United States are principally in Europe (France, Italy, Sweden, UK, and Germany), Canada, Australia, Japan, Hong Kong, and Israel. Patents related to our Deep TMS technology may provide future competitive advantages with claims related to aspects of the structure of our coils and methods of administration of treatment for applications of such technology. We also rely on our trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary position. We look to defend our Deep TMS technology by asserting our intellectual property rights, where it is determined to be necessary, to preserve our rights and gain the benefit of our technological investments. We seek to obtain patents in connection with the technology that we have developed as part of our strategy for protection of our intellectual property, including technology covered under our license agreements with the PHS and Yeda.

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

Patents and Patent Applications

Our first group of patents (Patent Family A) relates to the H-Coil technology in general: This includes coverage for the H-Coil for MDD, the H-Coil for OCD, the H-Coil for smoking addiction, and for future products we are developing. This group of patents has been exclusively licensed to us from the PHS, and includes two issued U.S. patents and seven issued patents in other jurisdictions. The issued patents are set to expire in 2024 in the U.S. and in 2021 in other countries.

Our second group of patents (Patent Family B) relates to additional design features of BrainsWay’s MDD coil, BrainsWay’s smoking addiction coil, and also covers some future products we are developing. This group of patents has been licensed to us from the PHS and from Yeda, and includes six issued U.S. patents, nine issued patents in other jurisdictions, and two pending patent applications in other jurisdictions. The issued patents in this group are set to expire in 2025 in the U.S. and in 2026 in other countries, not taking into account any potential patent term adjustment or extension that may be available in the future.

Our third group of patents (Patent Family C) relates to a family of central base coils including BrainsWay’s OCD coil and also some future products that we are developing. This group of patents is owned by us, and includes three issued U.S. patents, six issued patents in other jurisdictions, and five pending patent applications in other jurisdictions. The issued patents are set to expire in 2033 in the U.S., and in 2034 in other countries, not taking into account any potential patent term adjustment or extension that may be available in the future.

Our fourth group of patents (Patent Family D) relates to a family of unilateral coils including some future products we are developing. Patent Family D is owned by us, and includes one issued U.S. patent, three issued patents in other jurisdictions, and two pending patent applications in other jurisdictions. The issued patents are set to expire in 2033 in the U.S., and in 2034 in other countries, not taking into account any potential patent term adjustment or extension that may be available in the future.

Our fifth group of patents (Patent Family E) consists of utility model patent applications which provide coverage of several H-coils, including those used in BrainsWay’s MDD and OCD systems. This group of patents (Patent Family E) is owned by us, and includes two issued Chinese Utility Model patent applications: one for BrainsWay’s MDD coil, and another one for BrainsWay’s OCD coil, one pending patent application in the U.S. and five pending patent applications in other jurisdictions incorporating both BrainsWay’s MDD and OCD systems. ..

Our sixth group of patents (Patent Family F) relates to a family of circular coils including BrainsWay’s H-Coils for MDD and smoking, as well as some other future products we are developing. This group of patents (Patent Family F) is owned by us, and includes two issued U.S. patents, four issued patents in other jurisdictions and three pending patent applications in other jurisdictions. The issued patents are set to expire in 2033 in the U.S. and in 2034 in other countries, not taking into account any potential patent term adjustment or extension that may be available in the future.

Our seventh group of patents (Patent Family G) relates to real-time closed-loop brain stimulation and includes one pending patent application in the U.S. and three pending patent applications in other jurisdictions.

Our eighth group of patents (additional families of issued patents and pending patent applications) relates to a multichannel stimulator we are developing as an enhancement to our Deep TMS system, which we see as the next generation of our products, several H-Coil designs which may be future products, capabilities to address additional medical conditions such as the need to open the blood brain barrier, and biomarker research using Deep TMS with an EEG that we are currently conducting. These include five issued U.S. patents, two pending U.S. patent applications, eight issued patents in other jurisdictions, and seven pending patent applications in other jurisdictions. Patent applications in these families, if issued, are set to expire in 2029, 2031, 2033, and between 2037 and 2039, not taking into account any potential patent term adjustment or extension that may be available in the future.

In addition to the list of patents noted above, an additional group of patents relates to multichannel stimulation and was acquired from TMS Innovations, LLC. More specifically, we recently completed transactions which we believe will enable us to broaden the scope of capabilities in the multichannel stimulator we are developing. Specifically, in February 2019, we acquired all rights previously held by TMS Innovations, LLC in certain specified patents relevant to this area and have completed the process of transferring these patents.

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

Yeda License Agreement

In 2005, we entered into a research and licensing agreement with Yeda, which, as amended from time to time, we refer to as the Yeda license agreement, pursuant to which we licensed certain technologies developed at the Weizmann Institute in studies conducted by Prof. Avraham Zangen, the scientific founder and neurobiological advisor of the Company, in the field of treatment of depression using TMS technology. Under the Yeda license agreement, all of the rights, including the rights to registration of patents, rights and inventions, information and/or other results which shall arise from the research, referred to as the “licensed technology”, remain exclusively owned by Yeda. The Yeda license agreement grants us an exclusive license to use the licensed technology, throughout the world, for performance of research and development, manufacture, commercialization, and sale of systems for medical treatment in the field of TMS treatment. The license is valid with regard to every product up to the expiration or revocation date of the latest patent registered under the agreement in a particular country, provided that the date of expiry of the license shall be extended to a period of 15 years commencing on the date of first commercial sale of the product in such country. Yeda reserves the right to make use of the information which shall be developed for academic and research purposes only, including its publication, subject to various restrictions set forth in the agreement. We have agreed to lend to Yeda, without consideration, one Deep TMS system, which it shall use for academic research purposes only. We have the right to grant sublicenses subject to the fulfillment of conditions specified in the agreement.

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

Trade Secrets and Know-How

We may rely, in some circumstances, on trade secrets and know-how to protect our technology. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, through confidentiality agreements and assignment of inventions agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, such agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors.

D.	Trend Information

Trend information is included throughout the other sections of this Item 5. In addition, the COVID-19 global pandemic has led governments and authorities around the globe, to take various precautionary measures in order to limit the spread of the COVID-19 global pandemic, including government-imposed quarantines, lockdowns, and other public health safety measures, which have had and continues to have an adverse effect on the global markets and its economy, including on the availability and pricing of materials, manufacturing and delivery efforts, sales to existing and potential customers and leads, collections from accounts, and other aspects of the global economy. Therefore, the COVID-19 global pandemic could continue to disrupt production and cause delays in the supply and delivery of products used in our operations, may further divert the attention and efforts of the medical community to coping with the COVID-19 global pandemic, impact our ability to recruit subjects for ongoing and planned clinical trials and disrupt the marketplace in which we operate and may have a material adverse effects on our operations, sales, revenues, collection from accounts and ability to raise funds. In particular, certain of our third-party suppliers may currently source certain components and materials of our Deep TMS systems from Asia and other affected countries, and the continued outbreak and spreading of the COVID-19 global pandemic may adversely impact our third-party suppliers’ development, manufacture, and supply of our Deep TMS systems. In addition, treatment sessions conducted with our Deep TMS system, which are generally scheduled or non-emergency procedures, may be postponed as hospitals and healthcare centers shift resources to patients affected by the COVID-19 global pandemic. The extent to which the COVID-19 global pandemic impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 global pandemic and the actions to contain the COVID-19 global pandemic or treat its impact, among others. Moreover, the COVID-19 global pandemic outbreak has begun to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that this COVID-19 global pandemic or any other epidemic harms the global economy generally.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2020 based on contractual payments:

(in thousands)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Lease liability(1)	$775	$463	$312	$—	$—
Liability in respect of research and development grants (undiscounted)(2)	13,156	388	1,606	3,054	8,108
Total	$13,931	$851	$1,918	$3,054	$8,108

(1)	Lease liabilities consist of our corporate facilities and motor vehicles. Our total lease payments on all of our facilities and vehicles are approximately $42,000 per month.

(2)	Liability in respect of research and developments consists of the projected royalty payments of 3% of revenues derived from research and developments projects for which participation grants were received from the Israeli Government.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report.

Name	Age	Position
Senior Management:
Christopher R. von Jako	52	President and Chief Executive Officer
Dr. Yiftach Roth	51	Chief Scientist
Hadar Levy	47	Senior Vice President, General Manager of North America, and interim Chief Financial Officer
Moria Ankri	37	Vice President Research and Development
Amit Ginou	40	Vice President Field and Manager of Israel Operations
Christopher Boyer	43	Vice President of Global Marketing
Directors:
Dr. David Zacut	69	Chairman of the Board
Avner Hagai(2)	65	Vice Chairman of the Board
Eti Mitrany(1)(2)	51	Director
Karen Sarid(1)(2)	70	Director
Prof. Abraham Zangen	51	Director
Yossi Ben Shalom	64	Director
Avner Lushi(1)	54	Director

(1)	Member of our audit committee that also serves as our financial statements committee.

(2)	Member of our compensation committee.

Executive officers

Christopher R. von Jako serves as our president and chief executive officer since January 1, 2020. Most recently, Dr. von Jako served as CEO of Dynatronics Corporation, a publicly-traded medical device company focusing on high-quality restorative products. Prior to Dynatronics, he served as President and CEO of other companies including NinePoint Medical, Inc. and NeuroTherm, Inc. Earlier in his career, he held increasingly senior roles with other leading medical device companies, including Integra LifeSciences, Covidien, Medtronic, and Radionics. Dr. von Jako holds a Ph.D. in Biomedical Sciences from the University of Pécs, a M.S. degree in Radiological Sciences and Technology from the department of Nuclear Engineering at the Massachusetts Institute of Technology, and a double B.S. degree in Physics and Mathematics from Bates College. He resides in Lynnfield, Massachusetts and continues to serve as an independent director on the boards of NinePoint Medical, Inc., and nView medical Inc.

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

Hadar Levy has served as our Senior Vice President and General Manager North America since May 2020 and is currently also serving as our Interim Chief Financial Officer. Prior to this, Mr. Levy served as our Chief Financial Officer from September 2014 to May 2020. Prior to his service at the Company, from August 2011 to September 2014 Mr. Levy served as Chief Financial Officer of the Latin American Division at Amdocs; and from 2008 to 2011, served as Chief Financial Officer & Vice President of Business Development of Notalvision. Prior to this position, he served as Controller of GE Healthcare Israel. Mr. Levy holds a BA in Economics and Accounting from Ruppin and an LLM from Bar Ilan University. Mr. Levy is a Certified Public Accountant.

Moria Ankri has served as our Vice President of Research and Development since September 2017. Prior to her service as a Vice President of Research and Development, from 2010 to 2017, Ms. Ankri served as a manager at the Biomedical Development Department of our Company and as a research and development project manager at our Company. Ms. Ankri holds a B.Sc. in Biomedical Engineering from the Jerusalem College of Technology, and a B.Sc. in neurobiology studies at the Hebrew University of Jerusalem.

Amit Ginou has served as our Vice President of Field and Clinical Operations since October 2013. Previously, Mr. Ginou served as the Clinical Trials Manager of our Company from November 2008 to October 2013. Mr. Ginou holds a B.Sc. in Neuroscience from Bar Ilan University and a MA degree in Law from Bar Ilan University.

Christopher Boyer served as Managing Director of Drake Partners LLC, a start-up private equity and management consulting firm, where he led commercial activities for many of the portfolio companies. Prior to Drake Partners, he was Vice President at St. Jude Medical (now part of Abbott), where he managed the commercial integration of NeuroTherm, Inc. He was formerly the Vice President, America Sales, and Global Marketing for NeuroTherm, an international pain management company, where he transformed the sales and marketing organizations to accelerate revenue growth. This effort contributed to the subsequent sale of the company to St. Jude Medical. Earlier in his career, Mr. Boyer held marketing roles of increasing responsibility at Smith & Nephew and Stryker. Prior to his medical device career, he was a field artillery captain in the United States Army, and he received a Bronze Star Medal for his service. Mr. Boyer holds a B.S. in Mathematical Sciences from the United States Military Academy at West Point.

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

Avner Hagai has served as our Vice Chairman of the Board of Directors since November 2006 and currently serves as a member of our compensation committee. He serves as a director at several companies, including Prisma F.S. Ltd., a building management company, where he has served since 2002. Mr. Hagai established A.A. Glass Ltd., an automotive glass and services company, where he has served as a director since 1984.

Eti Mitrany has served as our Director since June 2016, and currently serves as chairperson of our compensation committee and a member of our audit committee. Ms. Mitrany Ms. Mitrany is an executive with over 25 years of global experience in the Life Sciences industry and currently serves as a business and financial consultant to start-up and Israeli-based corporate entities. From 2012 until January 2020, she served as Senior Vice President, Head of the Corporate Economic Department at Teva Pharmaceuticals, with global responsibility for Teva’s business planning and analysis. Prior to that, Ms. Mitrany held various positions at Teva, including serving as CFO of its global specialty business (commercial, R&D, and new ventures), head of Financial Planning & Analysis of the global branded business, and global CFO of Copaxone (a multiple sclerosis treatment) and various other specialty products. Ms. Mitrany received her BA in Economics and MBA in Finance, both from Tel-Aviv University.

Prof. Avraham Zangen is the Head of the Brain Stimulation and Behavior Lab and the Chair of the PsychoBiology Brain Program at Ben-Gurion University in Israel. His research is directed at identifying and understanding altered neuroplasticity in psychiatric disorders, primarily depression, addiction and ADHD, utilizing brain stimulation, and imaging techniques to explore mechanisms and potential clinical applications. He co-developed, along with Dr. Yiftach Roth, the Deep TMS coil which serves as BrainsWay’s platform technology. Professor Zangen has published over 150 peer reviewed articles, reviews, and book chapters. He has been awarded numerous prizes for his scientific achievements, including the Medical Futures Innovation Award in London, the Sieratzki Prize for Advances in Neuroscience, and the Juludan Prize at the Technion. He has also received several distinguished research grants, including from the National Institutes of Health, H2020 and the Israel Science Foundation.

Karen Sarid has served as our Director since December 2017 and currently serves as chairperson of our audit committee and a member of our compensation committee. Between March 2014 and July 2017, Ms. Sarid served as VP Beauty and Dental and as Chairman of China activities at Syneron Medical Ltd. Between January 2012 and August 2013 Ms. Sarid served as President of Alma Lasers Ltd. Ms. Sarid currently serves as a director of Eva Visual Ltd. She holds a BA in Economics and Accounting from the University of Haifa.

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

Mr. Avner Lushi has served as our Director since January 2020 and currently serves as a member of our audit committee. He co-founded the Guangzhou Sino-Israel Bio-industry Investment Fund (GIBF) which focuses on introducing Israeli and western life sciences companies to the Chinese market (and related investments), where he also serves as a Managing Partner & CEO. Between 2004 and 2015 Mr. Lushi served as a Partner and Managing Director of Israel Healthcare Ventures (IHCV), a life sciences venture capital fund. From 2001 to 2005, he co-founded and served as CEO of Life Sciences Transaction Support Ltd. (LTS), a PwC subsidiary dealing with life sciences investment banking. Since 2005, Mr. Lushi has served as an independent board member at nine public companies, the two last active ones being Ram-On Investments and Holdings (1999) Ltd and Allmed Solutions Ltd. In addition, he serves as a board member of several private companies as part of his role at GIBF. From 1997 to 2001, prior to turning to the private sector, he held increasingly senior roles within the Israeli Prime Minister’s Chamber and the Israeli Supreme Court. Mr. Lushi holds an LLM in Law from the Hebrew University of Jerusalem, LLB in Law and a BA in Economics from the Haifa University.

B.	Compensation

The aggregate compensation paid, and benefits-in-kind granted to or accrued on behalf of all of our directors and executive officers for their services, in all capacities, to us during the year ended December 31, 2020, was approximately $1.6 million. Out of that amount $1.0 million was paid as salary, $0.25 million was attributed to the value of the equity-based awards granted to senior management during 2020, approximately $0.05 million was attributed to retirement plans and approximately $0.3 million was attributed to all other compensation. No additional amounts have been set aside or accrued by us to provide pension, retirement or similar benefits.

The compensation terms for our directors and officers are derived from their employment agreements, and comply with our amended Compensation Policy for Executive Officers and Directors recently approved by our shareholders in January 2020 (the “Compensation Policy”).

The table and summary below outline the compensation granted to our five highest compensated directors and officers during the year ended December 31, 2020. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2020.

Name and position of director or officer	Base Salary or Other Payments(1)	Value of Social benefits(2)		Value of Equity Based Compensation Granted(3)	All Other Compensation(4)	Total

Christopher von Jako, President and CEO	323,750	-		182,440	140,000	646,190
Hadar Levy, SVP and General Manager North America and interim Chief Financial Officer	280,250	-		148,282	73,750	502,279
Christopher Boyer, VP Global Marketing	121,000	-		28,619	25,667	175,285
Amit Ginou, VP, and Israel Site Manager	115,986		31,811	-	19,820	167,617
Judy Huber, former SVP and CFO	165,038	-		-	-	165,038

(1)	“Base Salary or Other Payments” means the aggregate yearly gross monthly salaries or other payments with respect our senior management and members of the board of directors for the year ended December 31, 2020.
(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.
(3)	Consists of the fair value of the equity-based compensation granted during the year ended December 31, 2020 in exchange for the directors' and officers' services recognized as an expense in profit or loss and is carried to the accumulated deficit under equity. The total amount recognized as an expense over the vesting period of the options.
(4)	“All Other Compensation” includes, among other things, bonuses, car-related expenses (including tax gross-up) and communication expenses.

In addition, all of our directors and executive officers are covered under our directors’ and executive officers’ liability insurance policies and were granted letters of indemnification by us.

Employment Agreements

We have entered into written employment or service agreements with each member of our senior management. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information, and assignment of inventions.  However, the enforceability of the noncompetition provisions may be limited under applicable laws.

For information on exemption and indemnification letters granted to our directors and officers, please see “Item 6C. – Board Practices – Exemption, Insurance and Indemnification of Directors and Officers.”

Director Compensation

As of the date of the filing of this annual report, we pay our independent directors an annual cash fee of NIS 47,000 (approximately $14,240) except for Ms. Karen Sarid to whom we pay an annual cash fee of NIS 63,000 (approximately $19,090) for her expertise and special contributions to the work of our Board and its committees. Additionally, as of the date of the filing of this annual report, we pay a cash fee of NIS 2,450 (approximately $740) per meeting of the Board and any committee thereof (or a portion of said amount for meetings which are not attended in person and the payment amount is reduced pursuant to applicable regulations).

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

The compensation policy must be based on certain considerations, include certain provisions, and needs to reference certain matters as set forth in the Israeli Companies Law.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, business plan, long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size, and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, experience, expertise, and accomplishments of the relevant office holder;

●	the office holder’s position, responsibilities, and prior compensation agreements with him or her;

●	the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost, the average, and median salary of the employees of the company, as well as the impact of such disparities on the work relationships in the company;

●	if the terms of employment include variable components—the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of variable equity-based components not settled in cash; and

●	if the terms of employment include severance compensation—the term of employment or office of the office holder, the terms of his or her compensation during such period, the company’s performance during the such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among others:

●	with regards to variable components in the terms of office and employment:

●	with the exception of office holders who report directly to the chief executive officer, determining the variable components on long-term performance basis and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of an office holder’s shall be awarded based on non-measurable criteria, if such amount is not higher than three monthly salaries per annum, while taking into account such office holder contribution to the company;

●	the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment. However, with respect to variable equity-based components that are not settled in cash, the limit of their value at the time of grant.

●	a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

●	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

●	a limit to retirement grants.

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

Our compensation policy also addresses our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our senior management, and considers the internal ratios between compensation of our senior management and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, indemnification and insurance, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, social benefits, retirement, and termination of service arrangements. All cash bonuses to executive officers (except for “special bonuses”) are limited to a maximum amount linked to the executive officer’s base salary. In addition, the total variable compensation components (cash bonuses and equity-based compensation) may not exceed 60% for office holder which is not the CEO, or 70% for the CEO, of each executive officer’s total compensation package with respect to any given calendar year.

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

The equity-based compensation under our compensation policy for our officers and directors is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the officers’ and directors’ interests with our long-term interests and those of our shareholders, and to strengthen the retention and the motivation of senior management in the long term. Our compensation policy provides for officers and directors compensation in the form of stock options or other equity-based awards, such as restricted shares and restricted share units, in accordance with our Share Incentive Plan then in place. All equity-based incentives granted to officers and directors shall be subject to vesting periods in order to promote long-term retention of the awarded officer or director. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role, and the personal responsibilities of the officer or director.

In addition, our compensation policy contains compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, enables our chief executive officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and allows us to exculpate, indemnify, and insure our senior management and directors subject to certain limitations set forth thereto.

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

Our compensation policy was approved by our shareholders on September 6, 2018, and amendments thereto were approved by our shareholders on January 24, 2019 and on January 13, 2020.

C.	Board Practices

Appointment of Directors and Terms of Officers

Our board of directors consists of seven (7) directors, including five (5) directors who qualify as “independent” under applicable U.S. securities laws and Nasdaq listing rules: Avner Hagai, Karen Sarid, Eti Mitrany, Yossi Ben Shalom, and Avner Lushi.

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

In addition, under the Israeli Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience, and skills, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we should have at least two directors with the requisite financial and accounting expertise.

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

According to the Israeli Companies Law, the majority of the members of the audit committee, as well as the majority of members present at audit committee meetings, will be required to be “independent” (as defined below), and the chairman of the audit committee will be required to be an external director. Any persons disqualified from serving as a member of the audit committee may not be present at the audit committee meetings, unless the chairman of the audit committee has determined that such person is required to be present at the meeting or if such person qualifies under one of the exemptions of the Israeli Companies Law.

The term “independent director” is defined under the Israeli Companies Law as an external director or a director who meets the following conditions, and who is appointed or classified as such according to the Israeli Companies Law: (1) the conditions for his or her appointment as an external director (as described above) are satisfied, and the audit committee approves the director having met such conditions, and (2) he or she has not served as a director of the company for over nine consecutive years with any interruption of up to two years of his or her service not being deemed a disruption to the continuity of his or her service.

Pursuant to regulations promulgated under the Israeli Companies Law, we comply with the requirements of Nasdaq with respect to the composition of our audit committee and compensation committee, and do not follow the Israeli Companies Law requirements with respect to the composition of such committees, such as those described above. See “Management—Our Board of Directors.”

Nasdaq Listing Requirements

Under the Nasdaq corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Karen Sarid, Eti Mitrany, and Avner Lushi. Karen Sarid serves as Chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. Our board of directors has determined that each of Karen Sarid, Eti Mitrany, and Avner Lushi is an audit committee financial expert as defined by SEC rules, and has the requisite financial experience as defined by the Nasdaq listing rules.

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

Audit Committee Charter

Our board of directors adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Nasdaq corporate governance rules, which include:

●	retaining and terminating our independent auditors, subject to board of directors and shareholder ratification;

●	overseeing the independence, compensation, and performance of our independent auditors;

●	the appointment, compensation, retention, and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

●	pre-approval of audit and non-audit services to be provided by the independent auditors;

●	reviewing with management and our independent directors our financial statements prior to their submission to the SEC; and

●	approval of certain transactions with office holders and controlling shareholders, as described below, and other related party transactions.

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

The compensation committee must consist of at least three members. All of the external directors, if any, must serve on the committee and constitute a majority of its members. The chairperson of the compensation committee must be an external director, if any. The remaining members are not required to be external directors, but must be directors who qualify to serve as members of the audit committee (as described above).

The compensation committee, which consists of Eti Mitrany, Avner Hagai, and Karen Sarid, assists the board of directors in determining compensation for our directors and officers. Eti Mitrany serves as Chairperson of the committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard supervisory board member fees. Although foreign private issuers are not required to meet this heightened standard, our board of directors has determined that all of our expected compensation committee members meet this heightened standard.

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

(3)	to decide whether to approve the terms of office, and employment of directors and officers that require approval of the compensation committee; and

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

Pursuant to regulations promulgated under the Israeli Companies Law, we comply with the requirements of the Nasdaq with respect to the composition of our audit committee and compensation committee, and do not follow the Israeli Companies Law requirements with respect to the composition of such committees, such as those described above. See “Management—Our Board of Directors.”

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

As noted above, the members of our audit committee include Karen Sarid, Eti Mitrany, and Avner Lushi, with Karen Sarid serving as chairperson. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Listing Rules. Our board of directors has determined that each of Karen Sarid, Eti Mitrany, and Avner Lushi is an audit committee financial expert as defined by the SEC rules and all members of the audit committee have the requisite financial experience as defined by the Nasdaq Listing Rules. Each of the members of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

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

An “interested party” is defined in the Israeli Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. Mr. Yisrael Gewirtz of Fahn Kanne Control Management Ltd. (Grant Thornton Israel) serves as our internal auditor.

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

Any persons who have a personal interest in the approval of a transaction that is brought before a meeting of the board of directors or the audit committee, except for a transaction with an office holder or with a third party in which the office holder has a personal interest, which is not an extraordinary transaction, may not be present at the meeting or vote on the matter. However, if the chairman of the board of directors or the chairman of the audit committee has determined that the presence of an office holder with a personal interest is required, such office holder may be present at the meeting for the purpose of presenting the matter. Notwithstanding the foregoing, a director who has a personal interest may be present at the meeting, and vote on the matter if a majority of the directors or members of the audit committee have a personal interest in the approval of such transaction. If a majority of the directors at a board of directors meeting have a personal interest in the transaction, such transaction also requires approval of the shareholders of the company.

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

Disclosure of Personal Interests of a Controlling Shareholder and Approval of Transactions

The Israeli Companies Law also requires that a controlling shareholder disclose to the company without delay any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. A controlling shareholder’s disclosure must be made without delay and in any event no later than the first meeting of the board of directors at which the transaction is considered. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder or employee of the company, regarding his or her terms of employment, require the approval of each of (i) the audit committee or the compensation committee with respect to the terms of the engagement of the company, (ii) the board of directors, and (iii) the shareholders, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

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

Duties of Shareholders

Under the Israeli Companies Law, a shareholder has a duty to act in good faith and in an acceptable manner in exercising its rights and performing its obligations towards the company, and other shareholders and to refrain from abusing its power in the company, including, among other things, when voting at meetings of shareholders on the following matters:

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

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote (including in a class meeting), and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or any other power with respect to a company, is under a duty to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

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

Under the Israeli Companies Law and the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”) a company may indemnify an office holder in respect of the following liabilities, payments, and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

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

Under the Israeli Companies Law, exculpation, indemnification, and insurance of office holders must be approved by the compensation committee and the board of directors, and, with respect to directors or controlling shareholders, their relatives and third parties in which controlling shareholders have a personal interest, also by the shareholders.

Our articles of association permit us to exculpate, indemnify, and insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors’ and officers’ liability insurance policy. As of the date of this report, no claims for directors’ and officers’ liability insurance have been filed under this policy, and we are not aware of any pending or threatened litigation or proceeding involving any of our office holders, including our directors, in which indemnification is sought.

D.	Employees

Our employees include professionals with extensive experience in medical device development and applications, neurology and psychopathology, pre-clinical experimentation, clinical development, and business development.

As of December 31, 2020, we had 100 employees, of which 42 are based in the United States and 58 are based outside of the United States (in Israel). This includes 26 employees in sales and marketing (including 24 in the United States), and 26 employees in clinical trials and research and development.

	As of December 31,
	2020	2019	2018
	Company	Company	Company
	Employees	Employees	Employees
Management, administration, and operations	48	49	41
Research and development	26	30	30
Sales and Marketing	26	28	25

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

Award Plans

On May 29, 2014, we adopted the Share Incentive Plan, as amended from time to time, or the Plan. The Plan is intended to afford an incentive to our and any of our affiliate’s employees, directors, officers, consultants, advisors, and any other person or entity who provides services to the Company, its subsidiaries and affiliates, to continue as service providers, to increase their efforts on our and our affiliates behalf and to promote our success, by providing such persons with opportunities to acquire a proprietary interest in us.

On September 26, 2019 we adopted the BrainsWay Ltd. Amended and Restated 2019 Share Incentive Plan, which was approved by our shareholders on January 13, 2020. The Plan supersedes and replaces the original BrainsWay 2014 Share Incentive Plan and provides for the granting of ordinary shares, American Depositary Shares, stock options under various tax regimes in Israel and the U.S., restricted shares, restricted share units, and other share-based awards to employees, officers, directors, and/or other service providers, including advisors of the Company, and/or of its subsidiaries, and/or affiliated companies of the Company. The same number of our ordinary shares are available for issuance as awards under the 2019 as were available under the 2014 plan as of the effective date of the 2019 plan, and the 2014 plan continues to govern the terms of awards issued thereunder prior to the effective date of the 2019 plan.

Under the Plan, as amended and restated, we may issue options to purchase up to 3,626,200 of our ordinary shares. As of December 31, 2020, options to purchase 1,522,975 ordinary shares, at a weighted average exercise price of $7.4 per share, were outstanding. The option pool under the Plan is subject to adjustment if particular capital changes affect our share capital or such other number as our board of directors may determine from time to time. Ordinary shares subject to outstanding awards under the Plan that subsequently expire, are cancelled, forfeited, repurchased or terminated for any reason before being exercised will be automatically, and without any further action, returned to the “pool” of reserved shares and will again be available for grant under the Plan.

On January 26, 2021 our Board of Directors, and on March 4, 2021 our shareholders (with respect to the directors), respectively, approved an exchange offer to all our employees, consultants, and independent directors who are eligible holders for such exchange offer, to incentivize our officers, independent Board members, employees and, consultants to continue to contribute to the Company's success and results of operations. Under the contemplated Exchange Offer, each eligible holder will have the opportunity to exchange the existing options held by such holder with new options with an exercise price of $4.675, being a price equal to the closing price per Ordinary Share on January 25th, 2021 (the closing price of the last trading day prior to our Board’s approval) (except for eligible holders that are subject to US tax rules and regulations, for which the exercise price will be the higher of $4.675 ($9.35 per ADS) and the price per ordinary share on the last date before the exchange offer is filed), all other terms of the options, including the number of options, vesting schedule, and term shall remain unchanged. The eligible holders are expected to be those employees, consultants, and independent directors who, on the date the exchange offer commences, are employed by the Company, are providing services to the Company or are independent directors of the Company; and on or prior to the expiration time of such Exchange Offer, continue to be employed by the Company or otherwise provide services to the Company.

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

Our compensation committee may also grant, or recommend that our board of directors' grant, other forms of equity incentive awards under the Plan, such as restricted shares, restricted share units, and other forms of share-based compensation.

On January 2020, as part of his employment agreement with the Company, we committed to grant 240,000 restricted stock units (“RSUs”) to Mr. von Jako, our President and CEO, of which 60,000 RSUs have been granted on January 1, 2020, and 180,000 RSUs have been committed to be granted in three future grants of 60,000 RSUs upon each anniversary of the employment start date of Mr. von Jako with the Company, subject to certain criteria. At the Annual General Meeting of the Company's Shareholders held on March 4, 2021, our shareholders approved an acceleration of the grant date of the remaining 180,000 RSUs to the date of such approval. The RSUs are subject to a vesting schedule of four years beginning on their respective date of grant, with the first 25% said RSUs vesting 12 months after the date grant, and the remaining 75% of the RSUs vesting in 12 equal portions – each upon the last day of every three month period thereafter until the grant is fully vested. The vesting of the RSUs is subject to Mr. von Jako's continued employment with the Company at the time of each such scheduled vesting, and the RSUs are subject to the terms of our 2019 Award Plan.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 19, 2021 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	our directors and members of senior management who are among our five highest compensated directors and officers, or our Named Directors and Officers; and

●	all of our directors and members of senior management as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of April 19, 2021, if any, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 32,899,884 ordinary shares outstanding as of April 19, 2021.

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

As of April 19, 2021, there was one shareholder of record of our ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as the shares of all our shareholders who hold ordinary shares that are traded on the TASE are recorded in the name of our Israeli share registrar, Registration Co. of United Mizrahi Bank Ltd. As of April 19, 2021, there were 68 U.S. persons that were holders of record of our ADSs.

Unless otherwise noted below, the address for each beneficial owner is c/o BrainsWay Ltd., 19 Hartum Street, Bynet Building 3rd Floor, Har HaHotzvim, Jerusalem, 9777518, Israel.

	Shares Beneficially Owned
	Number	Percentage
Name of Beneficial Owner
5% or Greater Shareholders
The Phoenix Provident Funds(1)	3,216,200	9.7%
RTW Funds(2)	3,116,948	9.4%
Dr. David Zacut (3)	1,786,357	5.4%
Avner Hagai(3)	1,741,378	5.3%
Halman Aldubi Provident and Pension Funds Ltd.(4)	1,496,209	4.5%
Dr. Yiftach Roth	1,083,390	3.3%
Prof. Avraham Zangen(5)	940,000	2.8%

Named Directors and Officers
Christopher von Jako(6)	53,750	*
Hadar Levy(7)	317,467	*
Amit Ginou(8)	87,667	*
Moria Ankri(9)	43,388	*
Karen Sarid (10)	20,625	*
Yossi Ben Shalom (11)	13,750	*
Avner Lushi (12)	6,875	*
Eti Mitrany (13)	4,583	*
All directors and members of senior management as a group	6,099,230	18.5%

*	Less than 1.0%

(1)	The shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd. (the “Phoenix Provident Funds”). The Phoenix Provident Funds manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Provident Funds operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holding Ltd. is a controlled subsidiary of Delek Group Ltd. The majority of Delek Group Ltd.’s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. The address of the Phoenix Provident Funds is HaShalom Road 53 Giv’atayim, 5345433, Israel.
(2)	The shares are held by RTW Master Fund, Ltd., one or more private funds (together the “Funds”) managed by RTW Investments, LP (the “Adviser”), and Roderick Wong. The Adviser, in its capacity as the investment manager of the Funds, has the power to vote and the power to direct the disposition of all Shares held by the Funds. Roderick Wong is the Managing Partner of the Adviser. The address of RTW Master Fund, Ltd. is 412 West 15th Street Floor 9, New York, New York 10011.
(3)	This consists of shares held directly by the named beneficial owner as well as shares held by family members or affiliates of the named beneficial owner.
(4)	The address of Halman Aldubi Provident and Pension Funds Ltd. is 26 Harokmim Street, Holon, Israel.
(5)	The address of Prof. Avraham Zangen is Mish’ol HaHadas 23, Jerusalem, Israel.
(6)	Consists of 53,750 Ordinary Shares.
(7)	Consists of 16,800 Ordinary Shares and options to purchase 300,667 ordinary shares currently exercisable or exercisable within 60 days.
(8)	Consists of options to purchase 87,167 ordinary shares currently exercisable or exercisable within 60 days.
(9)	Consists of 1,388 Ordinary Shares and options to purchase 42,000 ordinary shares currently exercisable or exercisable within 60 days.
(10)	Consists of options to purchase 20,625 ordinary shares currently exercisable or exercisable within 60 days.
(11)	Consists of options to purchase 13,750 ordinary shares currently exercisable or exercisable within 60 days.
(12)	Consists of options to purchase 6,875 ordinary shares currently exercisable or exercisable within 60 days.
(13)	Consists of options to purchase 4,583 ordinary shares currently exercisable or exercisable within 60 days.

B.	Related Party Transactions

Employment Agreements

We have entered into written employment agreements with each member of our senior management. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding noncompetition, confidentiality of information, and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. See “Risk Factors—Risks Related to Employee Matters—Under applicable employment laws, we may not be able to enforce covenants not to compete.”

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

Since January 1, 2016, we granted options to purchase 1,426,362 ordinary shares to employees and directors, with a weighted average exercise price of approximately $6.3 per share, or approximately NIS 21.90 per share (based on the exchange rate reported by the Bank of Israel on December 31, 2020).

On January 26, 2021 and on March 4, 2021 our Board of Directors and our shareholders (with respect to the directors), respectively, approved an exchange offer to all our employees, consultants, and independent directors who are eligible holders for such exchange offer, to incentivize our officers, independent Board members, employees and, consultants to continue to contribute to the Company's success and results of operations. Under the contemplated Exchange Offer, each eligible holder will have the opportunity to exchange the existing options held by such holder with new options with an exercise price of $4.675 ($9.35 per ADS), being a price equal to the closing price per Ordinary Share on January 25th, 2021 (the closing price of the last trading day prior to our Board’s approval), all other terms of the options, including the number of options, vesting schedule, and term shall remain unchanged. The eligible holders are expected to be those employees, consultants, and independent directors who on the date the Exchange Offer commences, are employed by the Company, are consultants to the Company or are independent directors of the Company; and on or prior to the expiration time of such Exchange Offer, continue to be employed by the Company or otherwise provide services to the Company.

Directors and Officers Insurance Policy and Indemnification Agreements

Our articles of association permit us to exculpate, indemnify, and insure each of our directors and officers to the fullest extent permitted by the Israeli Companies Law. We have obtained directors and officers insurance for each of our senior management and directors.

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

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2020.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our Ordinary Shares have been trading on the TASE under the symbol “BWAY” since January 2007. Our ADSs were traded on The NASDAQ Capital Market under the symbol “BWAY” from April 16, 2019.

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

The Israeli Companies Law requires that a member of the board of directors or senior management of the company promptly and, in any event, not later than the first board meeting at which the transaction is discussed, disclose any personal interest that he or she may have, either directly or by way of any corporation in which he or she is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, as well as all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or is likely to have a material impact on the company’s profitability, assets or liabilities), the member of the board of directors or senior management must also disclose any personal interest held by his or her spouse, siblings, parents, grandparents, descendants,   spouse’s descendants, siblings, and parents, and the spouses of any of the foregoing.

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

Description of Securities

Ordinary Shares

Our authorized share capital currently consists of 60,000,000 ordinary shares, par value NIS 0.04 per share. As of December 31, 2020, there were 22,250,534 ordinary shares issued and outstanding.

All of our outstanding ordinary shares are and will be validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

As of December 31, 2020, there were outstanding options to purchase an aggregate of 1,522,975 shares of our ordinary shares, with a weighted-average exercise price of $7.4 per ordinary share. In addition, there are options to purchase an additional 2,103,225 ordinary shares reserved for future issuance under our Share Incentive Plan.

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

Voting, Shareholders’ Meetings, and Resolutions. Our articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Israeli Companies Law.

Our articles of association provide that the following would require approval of at least 66 2/3% of the total voting power voted at a general meeting of shareholders: (i) dismissing a director before the end of his or her term in office, and (ii) amending provisions in our articles of association relating to the size of our board of directors, the right of our board of directors to elect new directors provided that the number of directors is less than the maximum number of directors the right of a shareholder to recommend a board nominee for consideration by Company shareholders, the special majority required to dismiss a director before the end of his or her term in office, the conditions under which the term of office of a director is terminated and the ability of the board of directors to function until the next general meeting so long as the number of members of our board of directors is not less than the minimum number of directors required under our articles of association.

Under the Israeli Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder, and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires the approval described above under “Management—Fiduciary Duties and Approval of Specified Related Party Transactions and Compensation under Israeli Law—Disclosure of Personal Interests of a Controlling Shareholder and Approval of Transactions.” Certain transactions with respect to remuneration of our office holders and directors require further approvals described above under “Management—Fiduciary Duties and Approval of Specified Related Party Transactions and Compensation under Israeli Law—Compensation of Directors and Senior management.” Under our articles of association, any change to the rights and privileges of the holders of any class of our shares requires a simple majority of the class so affected. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Israeli Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution.

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

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition the Israeli court to determine whether the tender offer was for less than fair value, and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may determine in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

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

These requirements do not apply if the acquisition (i) occurs in the context of a private offering, on the condition that the shareholders meeting approved the acquisition as a private offering whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds at least 25% of the voting rights in the company, or as a private offering whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company; (ii) was from a shareholder holding at least 25% of the voting rights in the company, and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company; or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.

The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror, and (ii) the special tender offer is accepted by a majority of the votes of those offerees who gave notice of their position in respect of the offer; in counting the votes of offerees, the votes of a holder in control of the offeror, a person who has personal interest in acceptance of the special tender offer, a holder of at least 25% of the voting rights in the company, or any person acting on their or on the offeror’s behalf, including their relatives or companies under their control, are not taken into account.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or must abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention.

An officer in a target company who, in his or her capacity as an officer, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages resulting from his acts, unless such officer acted in good faith, and had reasonable grounds to believe he or she was acting for the benefit of the company. However, officers of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

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

Israeli Tax Considerations

General

The following is a summary of the material tax consequences under Israeli law concerning the purchase, ownership, and disposition of our Ordinary Shares or American Depositary Shares (Shares).

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2021 tax year.

Taxation of Shareholders

Capital Gains

Capital gains tax is imposed on the disposition of capital assets by an Israeli resident, and on the disposition of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless an exemption is available or unless an applicable double tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli Income Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus.” Real Gain is the excess of the total capital gain over Inflationary Surplus generally computed on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of disposition. Inflationary Surplus is not subject to tax.

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

Corporate and individual shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (23% in 2021), and a marginal tax rate of up to 50% in 2021 for individuals, including an excess tax (as discussed below).

Notwithstanding the foregoing, capital gains generated from the sale of our Shares by a non-Israeli shareholder may be exempt from Israeli tax under the Israeli Income Tax Ordinance provided that the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares on the stock exchange (this condition will not apply to shares purchased on or after January 1, 2009), and (ii) the seller does not have a permanent establishment in Israel to which the generated capital gain is attributed. However, non-Israeli resident corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a 25% or more interest in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the income or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

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

Dividends distributed by an Israeli resident company to a non-Israeli resident (either an individual or a corporation) are generally subject to Israeli withholding tax on the receipt of such dividends at the rate of 25% (30% if the dividend recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12-month period). These rates may be reduced under the provisions of an applicable double tax treaty. For example, under the U.S.-Israel Double Tax Treaty, the following tax rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation, and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends the tax rate is 12.5%; (ii) if both the conditions mentioned in clause (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate under The Law for the Encouragement of Capital Investments, 1959, the tax rate is 15%; and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income is attributed to a permanent establishment of the U.S. resident in Israel.

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident), and who have taxable income that exceeds a certain threshold in a tax year ((NIS 647,640 for 2021, linked to the Israeli Consumer Price Index) will be subject to an additional tax at the rate of 3% on his or her taxable income for such tax year that is in excess of such amount. For this purpose, taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

Estate and Gift Tax

Israel does not currently impose estate or gift taxes.

Foreign Exchange Regulations

Non-residents of Israel who hold our Shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation, and winding up of our affairs, repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is generally required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of currency exchange control has not been eliminated and may be restored at any time by administrative action.

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

You are urged to consult your own tax advisor regarding the foreign and U.S. federal, state, local, and other tax consequences of an investment in Ordinary Shares or ADSs.

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

Sale or Other Disposition of Ordinary Shares or ADSs

Subject to the discussion under “Item 10. Additional Information – Taxation — U.S. Federal Income Tax Considerations – Passive Foreign Investment Companies” below, if a U.S. Holder sells or otherwise disposes of its Ordinary Shares or ADSs, gain or loss will be recognized for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and such holder’s adjusted basis in the Ordinary Shares or ADSs. Such gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if the holder had held the Ordinary Shares or ADSs for more than one year at the time of the sale or other disposition. Long-term capital gains realized by non-corporate U.S. Holders are generally subject to a preferential U.S. federal income tax rate. In general, gain or loss recognized by a U.S. Holder on the sale or other disposition or our Ordinary Shares or ADSs will be U.S. source gain or loss for purposes of the foreign tax credit limitation. As discussed below in “Item 10. Additional Information – Taxation — U.S. Federal Income Tax Considerations – Passive Foreign Investment Companies,” however, we may be a PFIC for our current taxable year and future taxable years. If we are a PFIC, any such gain will be subject to the PFIC rules, as discussed below, rather than being taxed as a capital gain.

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

For purposes of the above calculations, if a non-U.S. corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, it will be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received a proportionate share of the income of such other corporation directly. Passive income generally includes dividends, interest, rents, royalties, and capital gains, but generally excludes rents and royalties which are derived in the active conduct of a trade or business, and which are received from a person other than a related person.

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

For each taxable year we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs will be treated as an excess distribution. Under these special tax rules, if you receive any excess distribution or realize any gain from a sale or other disposition of the ADSs:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs;

●	the amount of excess distribution or gain allocated to the current taxable year, and any taxable year before the first taxable year in which we were a PFIC, must be included in gross income (as ordinary income) for the current tax year; and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act, to file annual, quarterly, and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to comply with the informational requirements of the Exchange Act, and, accordingly, file current reports on Form 6-K, annual reports on Form 20-F and other information with the SEC.

In addition, since our Ordinary Shares are traded on the TASE, we have filed Hebrew language periodic, and immediate reports with, and furnish information to, the TASE and the Israeli Securities Authority, as required under Chapter Six of the Israel Securities Law, 1968. Copies of our filings with the Israeli Securities Authority can be retrieved electronically through the MAGNA distribution site of the Israeli Securities Authority (www.magna.isa.gov.il) and the TASE website (www.maya.tase.co.il).

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

We estimate that because the liquid instruments are invested mainly for the short-term, the credit, and interest risk associated with these balances is low. The primary objective of our investment activities is to preserve principal while maximizing the income we receive from our investments without significantly increasing risk and loss. Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and the fair market value of our investments. We manage this exposure by performing ongoing evaluations of our investments.

Foreign Currency Exchange Risk

The U.S. dollar is our functional and reporting currency. Although a substantial portion of our expenses (mainly salaries and related costs) are denominated in NIS, accounting for approximately 50% of our expenses in the year ended December 31, 2020, all of our financing has been in U.S. dollars, and the substantial majority of our liquid assets are held in U.S. dollars. Furthermore, while we anticipate that a portion of our expenses, principally salaries and related personnel expenses in Israel will continue to be denominated in NIS, we expect to incur an increasing amount of expenses in U.S. dollars as we increase our marketing and sales personnel, and enhance our clinical studies. Changes of 5% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately $95 /105 thousand during the year ended December 31, 2020. We also have expenses, although to a much lesser extent, in other non-U.S. dollar currencies, in particular the Euro.

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

Fees and Expenses

Persons depositing or withdrawing shares or American Depositary Shareholders must pay:	For:
$5.00 (or less) per 100 American Depositary Shares (or portion of 100 American Depositary Shares)	●	Issuance of American Depositary Shares, including issuances resulting from a distribution of shares or rights or other property
	●	Cancellation of American Depositary Shares for the purpose of withdrawal, including if the deposit agreement terminates
$.05 (or less) per American Depositary Share	●	Any cash distribution to American Depositary Shareholders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of American Depositary Shares	●	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to American Depositary Shareholders
$.05 (or less) per American Depositary Shares per calendar year	●	Depositary services
Registration or transfer fees	●	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	●	Cable, telex, and facsimile transmissions (when expressly provided in the deposit agreement)
	●	Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any American Depositary Share or share underlying an American Depositary Share, for example, stock transfer taxes, stamp duty or withholding taxes	●	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	●	As necessary

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

(a) Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed on Form 20-F and filed with the SEC is recorded, processed, summarized, and reported timely within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within the company to disclose information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this report are effective at such reasonable assurance level.

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

(d) Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2020, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Karen Sarid and Ms. Eti Mitrany are audit committee financial experts. Ms. Karen Sarid and Ms. Eti Mitrany are independent directors for the purposes of The Nasdaq Listing Rules.

ITEM 16B.	CODE OF ETHICS

As of the date of this Annual Report, we have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  This code of ethics is posted on our website, https://investors.brainsway.com/static-files/4f9e73f4-18d6-409a-b198-74984439a2e0

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the aggregate fees billed by our independent registered public accounting firm for professional services.

	Year Ended December 31,
Services Rendered	2020	2019
	(U.S. dollars in thousands)
Audit (1)	237	190
Audit-related services (2)	-	27
Tax (3)	63	41
Total	300	258

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related services related to work regarding ongoing consultation.

(3)	Tax fees relate to tax compliance, planning, and advice.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee’s specific responsibilities in carrying out its oversight of the quality and integrity of the accounting, auditing, and reporting practices of the Company include the approval of audit and non-audit services to be provided by the external auditor. The audit committee approves in advance the particular services or categories of services to be provided to the Company during the following yearly period and also sets forth a specific budget for such audit and non-audit services. Additional non-audit services may be pre-approved by the audit committee.

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

Nasdaq Stock Listing Rules and Home Country Practices

As a foreign private issuer whose shares are listed on The Nasdaq Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of The Nasdaq Global Market. Pursuant to the “foreign private issuer exemption”:

●	we established a quorum requirement such that the quorum for any meeting of shareholders is two or more shareholders holding at least 33 1/3% of our voting rights, which complies with Nasdaq requirements; however, if the meeting is adjourned for lack of quorum, the quorum for such adjourned meeting will be any number of shareholders, instead of 33 1/3% of our voting rights;

●	we also follow Israeli corporate governance practice in lieu of Nasdaq Marketplace Rule 5635(c), which requires shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the shares or assets of another company) and prior to an issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants. By contrast, under the Israeli Companies Law, shareholder approval is required (subject to certain limited exceptions) for, among other things: (a) transactions with directors concerning the terms of their service (including indemnification, exemption, and insurance for their service or for any other position that they may hold at a company); (b) extraordinary transactions with controlling shareholders of publicly held companies; (c) terms of office, and employment or other engagement of our controlling shareholder, if any, or such controlling shareholder’s relative; (d) approval of transactions with the company’s Chief Executive Officer with respect to his or her compensation, whether in accordance with the approved compensation policy of the company or not, or transactions with officers of the company not in accordance with the approved compensation policy; (e) approval of the compensation policy of the company for office holders; and (f) certain private placements involving the issuance of 20% or more of our total voting rights, or private placements as a result of which a person will become a controlling shareholder of the company. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies; and

●	as permitted by the Israeli Companies Law, our board of directors selects director nominees, and we do not have a written charter or board resolution addressing the nominations process. Directors are not selected, or recommended for board of director selection, by independent directors constituting a majority of the board’s independent directors or by a nominations committee comprised solely of independent directors as required by the Nasdaq Listing Rules.

Otherwise, we comply with the rules generally applicable to U.S. domestic companies listed on The Nasdaq Global Market. However, we may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.	EXHIBITS

See Exhibit Index on page 131.

BRAINSWAY LTD

EXHIBIT INDEX

1.1	Articles of Association of the Registrant, as amended (unofficial English translation).

2.1	Form of Deposit Agreement between BrainsWay Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder (incorporated by reference).

2.2	Form of American Depositary Receipt (incorporated by reference).

2.3	Description of Share Capital (incorporated by reference).

4.1	BrainsWay 2019 Share Incentive Plan.

4.2	Form of Letter of Exculpation and Indemnification (incorporated by reference).

4.3	BrainsWay Compensation Policy (incorporated by reference).

4.4	Employment Agreement, dated April 3, 2006, by and between Brain Research and Development Services Ltd. and Dr. Yiftach Roth, as amended by First Amendment to Employment Agreement, dated May 9, 2006 (incorporated by reference).

4.5	Employment Agreement, dated November 24, 2019, between BrainsWay Ltd. and Christopher Von Jako (incorporated by reference).

4.6	Employment Agreement, dated July 25, 2019, between BrainsWay Inc. and Hadar Levy (incorporated by reference).

4.7	Patent License Agreement, dated July 7, 2003, by and between BrainsWay, Inc. and the United States Public Health Service (incorporated by reference).

4.8	Patent License Amendment, dated August 24, 2005, by and between BrainsWay, Inc. and the United States Public Health Service (incorporated by reference).

4.9	Second Amendment to Patent License Agreement, dated April 17, 2008, by and between BrainsWay, Inc. and the United States Public Health Service (incorporated by reference).

4.10	Research and License Agreement, dated June 2, 2005, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference).

4.11	First Addendum Agreement, dated August 19, 2007, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference).

4.12	Second Addendum Agreement, dated January 18, 2009, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference).

4.13	Third Addendum Agreement, dated March 23, 2010, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference).

4.14	Fourth Addendum Agreement, dated November 12, 2009, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference).

4.15	First Amendment to Fourth Addendum Agreement, dated May 11, 2010, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference).

4.16	Fifth Addendum Agreement, dated February 22, 2018, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference).

8.1	List of Subsidiaries (incorporated by reference).

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Kost Forer Gabbay & Kasierer, Member Firm of Ernst & Young Global.

101	The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2020 formatted in XBRL: (i) Consolidated Statements of Comprehensive Loss, (ii) Consolidated Statements of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRAINSWAY LTD.

	By:	/s/ Christopher R. von Jako, Ph.D.
Name: Christopher R. von Jako, Ph.D.
Title: Chief Executive Officer and President

	By:	/s/ Hadar Levy
Name: Hadar Levy
Title: Senior Vice President and General Manager North America and Interim Chief Financial Officer

Date: April 19, 2021

BRAINSWAY LTD.
INDEX OF FINANCIAL STATEMENTS

F-1

BRAINSWAY LTD.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2020, 2019 AND 2018

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

BRAINSWAY LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of the financial position of Brainsway Ltd. and its subsidiaries (“the Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

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

Tel-Aviv, Israel
April 19, 2021

BRAINSWAY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2020	2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	4	$16,961	$21,674
Short-term deposits	5	221	221
Trade receivables, net	6	5,582	5,507
Other accounts receivable	7	1,534	1,427
		24,298	28,829
NON-CURRENT ASSETS:
Long-term deposit		163	168
Leased systems	8	5,198	5,491
System components and other property and equipment	8	$4,352	$4,248
		9,713	9,907
		$34,011	$38,736
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	10	$781	$1,320
Other accounts payable	11	3,769	3,379
Deferred revenues	16	1,543	1,305
Liability in respect of research and development grants	12d	707	714
		6,800	6,718
NON-CURRENT LIABILITIES:
Deferred revenues and other liabilities	16b,e,g	2,015	2,353
Liability in respect of research and development grants	12d	5,524	5,367
Warrants	12c	38	78
		7,577	7,798
EQUITY:	17
Share capital		233	233
Share premium		95,135	93,649
Share-based payment	18	3,748	4,435
Adjustments arising from translating financial statements from functional currency to presentation currency		(2,188)	(2,188)
Accumulated deficit		(77,294)	(71,909)
		19,634	24,220
		$34,011	$38,736

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSWAY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2020	2019	2018
Revenues	19a	$22,057	$23,101	$16,397
Cost of revenues	19b	5,058	5,129	3,589
Gross profit		16,999	17,972	12,808

Research and development expenses, net	19c	5,823	7,876	6,156
Selling and marketing expenses	19d	11,283	13,269	8,345
General and administrative expenses	19e	4,722	5,303	3,421
Total operating expenses		21,828	26,448	17,922
Operating loss		4,829	8,476	5,114
Finance expense, net	19f	319	1,430	1,156

Loss before income taxes		5,148	9,906	6,270
Income taxes	15b	237	422	209
Net loss and total comprehensive loss		$5,385	$10,328	$6,479
Basic and diluted net loss per share	20	$(0.24)	$(0.50)	$(0.39)

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSWAY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Share capital	Share premium	Reserve for share-based payment transactions	Adjustments arising from translating financial statements from functional currency to presentation currency	Accumulated deficit	Total equity
Balance at January 1, 2018	$171	$65,951	$3,889	$(2,188)	$(55,102)	$12,721
Net loss and total comprehensive loss	—	—	—	—	(6,479)	(6,479)
Expiration of share options	—	1,242	(1,242)	—	—	—
Cost of share-based payment	—	—	710	—	—	710
Balance at December 31, 2018	171	67,193	3,357	(2,188)	(61,581)	6,952
Net loss and total comprehensive loss	—	—	—	—	(10,328)	(10,328)
Issuance of shares, net (*)	62	26,271	—	—	—	26,333
Expiration of share options	—	185	(185)	—	—	—
Cost of share-based payment	—	—	1,263	—	—	1,263
Balance at December 31, 2019	233	93,649	4,435	(2,188)	(71,909)	24,220
Net loss and total comprehensive loss	—	—	—	—	(5,385)	(5,385)
Forfeiture of share options	—	—	(187)	—	—	(187)
Exercise of share options	—(**)	466	(466)	—	—	—
Expiration of share options	—	1,020	(1,020)	—	—	—
Cost of share-based payment	—	—	986	—	—	986
Balance at December 31, 2020	$233	$95,135	$3,748	$(2,188)	$(77,294)	$19,634

(*)	Net of issuance expenses of $ 2,290.
(**)	Represents amounts less than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSWAY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2020	2019	2018
Cash flows from operating activities:
Total comprehensive loss	$(5,385)	$(10,328)	$(6,479)
Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit or loss items:
Depreciation, amortization and impairment	1,499	1,741	463
Depreciation of leased systems	1,180	1,054	765
Withdrawal of lease due to termination of contract	(5)	-	-
Finance expenses, net	319	1,430	1,157
Cost of share-based payment	799	1,263	710
Income taxes	237	422	209
	4,029	5,910	3,304
Changes in asset and liability items:
Increase in trade receivables	(7)	(2,634)	(419)
Decrease (increase) in other accounts receivable	(97)	136	(595)
Decrease in long-term prepaid expenses and other assets	—	—	(217)
Increase (decrease) in trade payables	(552)	175	859
Increase (decrease) in other accounts payable	515	(385)	482
Increase (decrease) in deferred revenues and other liabilities	320	555	(314)
	179	(2,153)	(204)
Cash paid and received during the year for:
Interest paid	(71)	(296)	(239)
Interest received	61	175	37
Income taxes paid	(249)	(552)	(192)
	(259)	(673)	(394)
Net cash used in operating activities	(1,436)	(7,244)	(3,773)
Cash flows from investing activities:
Purchase of property and equipment and system components	(2,470)	(3,311)	(1,972)
Withdrawal of (investment in) short-term deposits, net	—	(120)	(50)
Withdrawal of long-term deposits, net	5	985	886
Net cash used in investing activities	(2,465)	(2,446)	(1,136)
Cash flows from financing activities:
Receipt (repayment) of loan from bank, net	—	(3,000)	—
Receipt of government grants	42	176	149
Repayment of liability in respect of research and development grants	(655)	(601)	(414)
Repayment of lease liability	(417)	(434)	—
Proceeds from issuance of shares, net	—	26,333	—
Net cash (used in) provided by financing activities	(1,030)	22,474	(265)
Exchange rate differences on cash and cash equivalents	218	(78)	(367)
Increase (decrease) in cash and cash equivalents	(4,713)	12,706	(5,541)
Cash and cash equivalents at the beginning of the year	21,674	8,968	14,509
Cash and cash equivalents at the end of the year	$16,961	$21,674	$8,968
(a) Significant non-cash transactions:
Purchase of property and equipment on credit	$23	$183	$280
Recognition of new lease liability and right-of-use	$48	$—	$—
Termination of lease liability and right-of-use	$(51)	$—	$—
long-term prepaid expenses not yet paid	$—	$—	$1,128

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

In January 2013, the first commercial Deep TMS system received clearance by the United States Food and Drug Administration (“FDA”) for the treatment of major depressive disorder (“MDD”) in adults who failed to achieve satisfactory improvement from anti-depressant medication. In August 2019, the Company received clearance of marketing authorization by the FDA for the adjunct therapy for the treatment of obsessive compulsive disorder (OCD) in adults.

In August 24, 2020, Brainsway Ltd. announced that it has received 510(k) clearance from the U.S. Food and Drug Administration (FDA) for the Company’s deep transcranial magnetic stimulation (“Deep TMS”) system for its use as an aid in short-term smoking cessation in adults.

Brainsway Ltd. (“the Company”) and its wholly owned subsidiaries, Brainsway, Inc. (“Inc”), Moach R&D Services Ltd. (“Moach”), Brainsway USA Inc (“USA Inc”), collectively (the “Group”) derive revenues from the sale and lease of its systems.

b.	In an effort to contain and mitigate the spread of COVID-19 global pandemic, many countries around the world, including the U.S. and Israel, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus and closed non-essential businesses and offices. As many local jurisdictions continue to have such restrictions in place, the Company’s ability to continue to operate its business may also be limited.

To date, the financial impact on the Company’s business has been moderate, and the Company has put in place a comprehensive alternative commercial strategy to support growth initiatives while adhering to government and health regulatory guidelines. Additionally, to date, there have been no significant disruptions to the supply chain, and the Company currently has sufficient supply of components to assemble the Company’s Deep TMS systems and meet commercial demand. However, the Company has experienced decreased commercial activities which have affected the revenue from leases of the Company’s Deep TMS systems due to slower initiation of certain promotional activities associated with a significant decrease in in-clinic patient visits, tests and treatments and the impact on our sales force’s ability to engage with healthcare providers in an in-person setting, cancellation of events such as industry conferences and limited local and international travel. The ability to successfully commercialize the Deep TMS system for smoking addiction depends on in-clinic patient visits and the availability of diagnostics, both of which has have been negatively affected by the pandemic. In addition, the COVID-19 pandemic has adversely affected and may continue to adversely affect the Company’s clinical and pre-clinical trials, including the ability to initiate and complete clinical and pre-clinical trials within the anticipated timelines, and delays or difficulties in enrolling patients in clinical trials and recruiting clinical site investigators and clinical site staff.

c.	The Company has negative cash flows from operating activities and an operating loss of $ 1.4 million and $ 4.8 million for the year ended December 31, 2020, respectively. The Company’s management and board of directors believe that the Company has the current funding to finance its business activity according to its plans in the foreseeable future. See also Note 22 (c).

d.	The financial statements of the Company as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 were authorized for issuance in accordance with a resolution of the board of directors on April 19, 2021.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

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

f.	Revenue recognition:

IFRS 15 “Revenue from Contracts with Customers” (“Standard”) introduces a five-step model that applies to revenue earned from contracts with customers. The accounting policy applied by the Company regarding revenue recognition according to IFRS 15 “Revenue from Contracts with Customers” (“Standard”) is as follows:

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

BRAINSWAY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

Contract liabilities:

A contract liability, presented as deferred revenues, is the obligation to transfer goods or services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. The Company elected to apply the practical expedient in IFRS 15 and does not provide disclosure of the remaining unsatisfied performance obligations with respect to contracts that have a term of up to one year. As of December 31, 2020, the Company has no unsatisfied performance obligation with a contract duration of more than one year.

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

g.	Government grants:

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

A forgivable loan from government is treated as government grant when there is reasonable assurance that the grant will be received and that the entity will meet the conditions for forgiveness of the full loan amount. Claims under the government grant relating to eligible expenses are presented as a reduction to the related expense.

BRAINSWAY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

h.	Leases:

On January 1, 2019, the Company first applied IFRS 16, "Leases" ("the Standard"). The Company elected to apply the provisions of the Standard using the modified retrospective method (without restatement of comparative data).

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

i.	Taxes on income:

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

BRAINSWAY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

j.	Leased systems, system components and other property and equipment, net:

The cost of self-constructed systems (leased systems) includes the cost of materials, direct labor and share-based payment, as well as any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

System components are stated at the lower of cost and net realizable value. Cost is determined on a weighted average basis. Net realizable value is based on estimated selling prices less estimated costs to be incurred to completion and disposal. The impairment of leased systems and system components recognized in cost of revenues was $1,061, $1,191 and $340 for the years ended December 31, 2020, 2019 and 2018, respectively.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

	%
Leased systems		15
Laboratory equipment		15
Computers		33
Office furniture and equipment	6	-	15
Leasehold improvements		(*)

(*) Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

The useful life and depreciation method of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate.

k.	Impairment of non-financial assets:

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

BRAINSWAY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

l.	Financial instruments:

1.	Impairment of financial assets:

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

m.	Fair value measurement:

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

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	—	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	—	inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3	—	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

n.	Provisions:

A provision in accordance with IAS 37 is recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

o.	Employee benefit liabilities:

1.	Short-term employee benefits:

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

p.	Share-based payment transactions:

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

No expense is recognized for awards that do not ultimately vest.

q.	Research and development expenses:

Research expenses are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if the Company can demonstrate all of the following: the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company’s intention to complete the intangible asset and use or sell it; the Company’s ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company’s ability to measure reliably the expenditure attributable to the intangible asset during its development. Through December 31, 2020, the Company has not met all the aforementioned criteria and therefore all development costs have been recognized in profit or loss.

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

BRAINSWAY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

s.	Changes in accounting policies – initial adoption of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards:

1.	Amendments to IFRS 10 and IAS 28 regarding sale or transfer of assets between an investor and its associate or joint venture:

In September 2014, the IASB issued amendments to IFRS 10 and IAS 28 ("the Amendments") regarding the accounting treatment of the sale or transfer of assets (an asset, a group of assets or a subsidiary) between an investor and its associate or joint venture.

According to the Amendments, when the investor loses control of a subsidiary or a group of assets that are not a business in a transaction with its associate or joint venture, the gain will be partially eliminated such that the gain to be recognized is the gain from the sale to the other investors in the associate or joint venture. According to the Amendments, if the remaining rights held by the investor represent a financial asset as defined in IFRS 9, the gain will be recognized in full.

If the transaction with an associate or joint venture involves loss of control of a subsidiary or a group of assets that are a business, the gain will be recognized in full.

The Amendments are to be applied prospectively. A mandatory effective date has not yet been determined by the IASB but early adoption is permitted.

2.	Amendment to IAS 16, "Property, Plant and Equipment":

In May 2020, the IASB issued an amendment to IAS 16, "Property, Plant and Equipment" ("the Amendment"). The Amendment prohibits a company from deducting from the cost of property, plant and equipment ("PP&E") consideration received from the sales of items produced while the company is preparing the asset for its intended use. Instead, the company should recognize such consideration and related costs in profit or loss.

BRAINSWAY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

s.	Changes in accounting policies – initial adoption of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards: (continued)

The Amendment is effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Amendment is to be applied retrospectively, but only to items of PP&E made available for use on or after the beginning of the earliest period presented in the financial statements in which the company first applies the Amendment. The company should recognize the cumulative effect of initially applying the Amendment as an adjustment to the opening balance of retained earnings at the beginning of the earliest period presented.

The Company estimates that the application of the Amendment is not expected to have a material impact on the financial statements.

3.	Amendment to IAS 37, "Provisions, Contingent Liabilities and Contingent Assets":

In May 2020, the IASB issued an amendment to IAS 37, regarding which costs a company should include when assessing whether a contract is onerous ("the Amendment"). According to the Amendment, costs of fulfilling a contract include both the incremental costs (for example, raw materials and direct labor) and an allocation of other costs that relate directly to fulfilling a contract (for example, depreciation of an item of property, plant and equipment used in fulfilling the contract).

The Amendment is effective for annual periods beginning on or after January 1, 2022 and applies to contracts for which all obligations in respect thereof have not yet been fulfilled as of January 1, 2022. Early application is permitted.

The Company estimates that the application of the Amendment is not expected to have a material impact on the financial statements.

BRAINSWAY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

s.	Changes in accounting policies – initial adoption of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards: (continued)

4.	Amendments to IFRS 9, IFRS 7, IFRS 16, IFRS 4 and IAS 39 regarding the IBOR reform:

In September 2019, the IASB published amendments to IFRS 9, "Financial Instruments", IFRS 7, "Financial Instruments: Disclosures" and IAS 39," Financial Instruments: Recognition and Measurement" (collectively - "the Amendment").

The Amendment permits certain temporary reliefs for entities applying hedge accounting for IBOR-based instruments which are affected by the uncertainty involving the expected interest rate benchmark reform. This reform has caused uncertainty relating to the timing and amounts of future cash flows from both hedging instruments and hedged items.

The Amendment is applicable for annual periods beginning on January 1, 2020.

The adoption of the Amendment did not have an effect on the Company's financial statements as of January 1, 2020. See Note 13.

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

BRAINSWAY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 4: CASH AND CASH EQUIVALENTS

	December 31,
	2020	2019
Cash for immediate withdrawal	$15,457	$11,640
Cash equivalents—short-term deposits (1)	1,504	10,034
	$16,961	$21,674

(1)	The deposits earn annual interest at the respective term of the deposits of approximately 0.5%.

NOTE 5: SHORT-TERM DEPOSITS

	December 31,
	2020	2019
Bank deposits (1)	$221	$221

(1)	Short-term deposits at banks are for periods of up to one year. The deposits earn annual interest at the respective term of the deposits of approximately 0.5%.

BRAINSWAY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 6: TRADE RECEIVABLES, NET

a.	Trade receivables, net:

	December 31,
	2020	2019
Open accounts (1)	$6,906	$6,279
Credit cards	108	158
Less—allowance for doubtful accounts	(1,432)	(930)
Trade receivables, net	$5,582	$5,507

(1)	Trade receivables generally have 90 day credit terms. Certain customers payments are made through monthly credit card transactions.

Impaired debts are accounted for through recording an allowance for doubtful accounts.

b.	Movement in allowance for doubtful accounts:

U.S. dollars in thousands
Balance as of January 1, 2019	$335
Provision for the year	835
Derecognition of bad debts	(240)
Balance as of December 31, 2019	930
Provision for the year	1,058
Derecognition of bad debts	(556)
Balance as of December 31, 2020	$1,432

Following is information about the credit risk exposure of the Company’s trade receivables:

December 31, 2020:
	U.S. dollars in thousands
	Not past due	< 30 days	30 - 60 days	61 - 90 days	91 - 120 days	>120 days	Total
	U.S. dollars in thousands
Gross carrying amount	$1,757	$978	$673	$670	$418	$2,518	$7,014
Allowance for doubtful accounts	$4	$5	$7	$33	$159	$1,224	$1,432
Trade receivables, net	1,753	973	666	637	259	1,294	$5,582

December 31, 2019:
	U.S. dollars in thousands
	Not past due	< 30 days	30 - 60 days	61 - 90 days	91 - 120 days	>120 days	Total
	U.S. dollars in thousands
Gross carrying amount	$2,619	$1,133	$544	$461	$247	$1,433	$6,437
Allowance for doubtful accounts	$7	$11	$8	$32	$69	$803	$930
Trade receivables, net	2,612	1,122	536	429	178	630	$5,507

BRAINSWAY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 6: TRADE RECEIVABLES, NET (Continued)

As of December 31, 2020, the Company has over 90 days past due trade receivables, net of $ 1,553, of which $ 1,517 were paid between the reporting date and the date of the approval of the financial statements. The Company expects to collect the entire net amount of these debts.

NOTE 7: OTHER ACCOUNTS RECEIVABLE

	December 31,
	2020	2019
Government authorities	$212	$378
Accrued income-IIA	208	71
Consumables	442	306
Prepaid expenses and other	672	672
	$1,534	$1,427

BRAINSWAY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 8: PROPERTY AND EQUIPMENT, NET

December 31, 2020:

	Leased systems		System Components		Laboratory equipment and Computers	Right of use assets	Office furniture and equipment	Leasehold improvements		Total
Cost:
Balance at January 1, 2020	$8,151		3,117		831	1,414	90	52		13,655
Additions	—		3,989		14	48	6	—		4,057
Transfer to Leased systems	1,580		(1,580)		—	—	—	—		—
Reductions	(1,111	)(**)	(1,884	)(***)	—	(127)	—	—		(3,122)
Balance at December 31, 2020	8,620		3,642		845	1,335	96	52		14,590

Accumulated depreciation:
Balance at January 1, 2020	2,660		$—		$694	$460	$50	$52		$3,916
Additions	1,180		—		81	351	6	—		1,618
Reductions	(418)		—		—	(76)	—	—		(494)

Balance at December 31, 2020	3,422		—		775	735	56	52		5,040

Depreciated cost at December 31, 2020	$5,198		$3,642		$70	$600	$40	$—	(*)	$9,550

December 31, 2019:

	Leased systems		System Components	Laboratory equipment and Computers	Right of use assets	Office furniture and equipment	Leasehold improvements		Total
Cost:
Balance at January 1, 2019	$6,369		$2,717	$794	$1,414	$82	$52		$11,428
Additions	—		5,521	37	—	8	—		5,566
Transfer to Leased systems	2,150		(2,150)	—	—	—	—		—
Reductions	(368	)(**)	(2,971)	—	—	—	—		(3,339)
Balance at December 31, 2019	8,151		3,117	831	1,414	90	52		13,655

Accumulated depreciation:
Balance at January 1, 2019	1,679		—	613	—	44	52		2,388
Additions	1,054		—	81	460	6	—		1,602
Reductions	(73)		—	—	—	—	—		(73)

Balance at December 31, 2019	2,660		—	694	460	50	52		3,916

Depreciated cost at December 31, 2019	$5,491		$3,117	$137	$954	$40	$—	(*)	$9,739

(*)	Represents an amount lower than $ 1

(**)	Derived mainly from systems leased to customers and sold

(***)	Includes impairment charge of $1,061 for the year ended December 31, 2020.

BRAINSWAY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 9: FAIR VALUE MEASUREMENT

The following table presents the fair value measurement hierarchy for the Group’s assets and liabilities.

Quantitative disclosures of the fair value measurement hierarchy of the Group’s assets and liabilities as of December 31, 2020 and 2019:

		Fair value hierarchy
	Valuation date	Level 1	Level 2	Level 3	Total
Liabilities measured at fair value:
Liability in respect of warrants	31.12.2020	$—	$38	$—	$38

Liability in respect of warrants	31.12.2019	$—	$78	$—	$78

The fair value of the warrants for the years ended December 31, 2020 and 2019 was estimated using the Binomial model with the following assumptions:

	Year ended December 31,
	2020	2019
Dividend yield (%)	0	0
Expected volatility (%)	56.58%	40.24%
Risk-free interest rate (%)	0.12%	1.61%
Expected life (years)	1.75	2.76

BRAINSWAY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 10: TRADE PAYABLES

	December 31,
	2020	2019
Open debt	$781	$1,320

Trade payables are non-interest bearing and are normally settled on up to 90 day terms.

NOTE 11: OTHER ACCOUNTS PAYABLE

	December 31,
	2020	2019
Employee and payroll accruals	$972	$1,216
Accrued expenses	2,266	1,620
Tax payable	—	1
Liabilities to related parties (1)	102	128
Lease liabilities	429	414

	$3,769	$3,379

(1)	A current non-interest bearing account.

NOTE 12: NON-CURRENT LIABILITIES

a.	Composition:

	December 31,
	2020	2019
Warrants (c)	$38	$78
Liability in respect of research and development grants(d)	5,524	5,367
Deferred revenues and other liabilities	1,772	1,690
Lease liabilities(b)	243	663

	$7,577	$7,798

BRAINSWAY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 12: NON-CURRENT LIABILITIES (Continued)

b.	Lease liabilities:

December 31, 2020
Maturity analysis:
Less than one year	463
One to five years	312
Total lease commitments	775
Impact of discounting remaining lease payments	(103)
Total lease liabilities as of December 31, 2020	672

Lease liabilities as of December 31, 2020:	672
Current	429
Non-current	243

Total	$672

December 31, 2019
Maturity analysis:
Less than one year	525
One to five years	1,106
Total lease commitments	1,631
Impact of discounting remaining lease payments	(217)
Total lease liabilities as of January 1, 2019	1,414

Lease liabilities as of December 31, 2019:	1,077
Current	414
Non-current	663

Total	$1,077

c.	Loan from bank:

On August 17, 2017, the Company entered into an agreement for the receipt of a bank credit facility of up to $ 6,000 (the “Bank Credit Facility”). $ 3,000 was withdrawn during 2018 (“the first facility”) and bear annual interest of 3-months LIBOR plus 6%. The remaining credit facility (“the second facility”) may be withdrawn until March 15, 2018 bearing annual interest 3-months LIBOR plus 6.75%. The interest on the loans is payable on a quarterly basis and the loan principal is repayable in eight equal consecutive quarterly installments, whereby the first installment is due at the end of 18 and 12 months from the date of withdrawal of the loans from the first and second facilities, respectively. Also, according to the agreement, the Company will grant the bank warrants to purchase its ordinary shares for the total exercise price of up to $ 600. The warrants are exercisable for a period of five years from the date of any grant at an exercise price of $ 5.02 per share to be settled in cash or a cashless exercise mechanism.

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

On May 5, 2019, following the Company's initial public offering, the Company repaid the balance of the loan.

d.	Government grants:

In July 2020, the Company received $638 as a loan from the Paycheck Protection Program in the United States (the “Program”). The terms of the Program provide that a portion of the loan may be forgiven, to the extent that the amounts spent during the eight-week period were on qualifying expenses (“Program Expenses”). The unforgiven part of the loan must be repaid within two years and bears interest at 1% per annum. The Company used the entire proceeds to pay Program Expenses and received approval for the loan forgiveness. Therefore, the loan has been recorded as a grant against the related Program Expenses.

Moach received from the Israeli Government participation grants in research and development and, in return, it is currently obligated to pay royalties amounting to 3% of sales of products from such grants up to 100% of total grants received.

As of December 31, 2020, the maximum royalties payable by the Company in the future in respect of active projects is $12,548, including interest at the LIBOR rate. Through December 31, 2020, royalties paid were $2,624.

BRAINSWAY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 13: FINANCIAL INSTRUMENTS

a.	Classification of financial assets and financial liabilities:

The financial assets and financial liabilities in the statement of financial position are measured at amortized cost, except financial liabilities in respect of warrants at fair value through profit or loss. The balance of financial liabilities in respect of warrants as of December 31, 2020 and 2019 was $ 38 and $78, respectively.

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

The repayment of grants received by the Company from 2020 have interest rate that reference LIBOR and are expected to be repaid after 2021. As of December 31, 2020, the carrying amount of the financial liabilities is $300. Since an alternative interest rate was not determined by the IIA yet, at this stage the Company is unable to determine the effects, if any, that the discontinuance of IBORs will have on its financial instruments that reference the IBORs.

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

BRAINSWAY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 13: FINANCIAL INSTRUMENTS (Continued)

The table below presents the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

December 31, 2020:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Total
Trade payables	$781	$—	$—	$—	$—	$—	$781
Other accounts payable	3,340	—	—	—	—	—	3,340
Liability in respect of research and development grants	388	713	893	1,261	1,793	8,108	13,156
Lease liability	463	299	13	—	—	—	775

	$4,972	$1,012	$906	$1,261	$1,793	$8,108	$18,052

December 31, 2019:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Total
Trade payables	$1,320	$—	$—	$—	$—	$—	$1,320
Other accounts payable	2,965	—	—	—	—	—	2,965
Long-term liabilities	1	1	—	—	—	—	2
Liability in respect of research and development grants	810	1,050	1,335	1,635	1,980	6,792	13,602
Lease liability	572	449	271	—	—	—	1,292

	$5,668	$1,500	$1,606	$1,635	$1,980	$6,792	$19,181

c.	Fair value:

The carrying amount of cash and cash equivalents, short-term deposits, trade receivables, other accounts receivable, trade payables, other accounts payable, warrants, long-term liabilities approximate their fair value.

Financial liabilities measured at fair value:

December 31, 2020:

Level 2
Opening balance at January 1, 2020	$78
Amounts transferred to the statement of comprehensive loss as finance income	(40)

Closing balance at December 31, 2020	$38

BRAINSWAY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 13: FINANCIAL INSTRUMENTS (Continued)

During 2020, 2019 and 2018, there were no transfers between levels of the fair value hierarchy.

d.	Sensitivity tests relating to changes in foreign currency:

	December 31,
	2020	2019
Sensitivity test to changes in the NIS exchange rate:
Gain (loss) from the change:
Increase of 5% in exchange rate	(50)	(88)
Decrease of 5% in exchange rate	50	88

As of December 31, 2020, the Company has excess of financial assets over financial liabilities in NIS in relation to US dollar of $ 2,001.

As of December 31, 2020, the Company has excess of financial assets over financial liabilities in Euro and Yen in relation to US dollar of $ 3,198 and $ 437, respectively. An increase or decrease of 5% of the US dollar relative to the Euro or Yen would not have a significant effect on the Company.

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

Expense in respect of defined contribution plans was $258 and $325 for the years ended December 31, 2020 and 2019, respectively.

BRAINSWAY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 15: TAXES ON INCOME

a.	Tax rates applicable to the Company and subsidiaries:

1.	Tax rate applicable to Company and Moach:

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2018 and 2019 Budget Years), 2018 was approved, which reduces the corporate income tax rate to 24% (from 25%) effective from January 1, 2018 and to 23% effective from January 1, 2019.

The Israeli corporate income tax rate was 23% for 2018 and thereafter.

A company is taxable on its real capital gains at the corporate income tax rate in the year of sale.

2.	Tax rate applicable to USA Inc and Inc:

The weighted tax rate for 2018 and thereafter for companies incorporated in the US was 27% and 35%-40% (Federal, State and City tax of the city where the company operates), respectively.

On December 22, 2018, the Tax Cuts and Jobs Act (the “Act”) was enacted into law. The income tax effects of changes in tax laws are recognized in the period when enacted. The Act provides for numerous significant tax law changes and modifications with varying effective dates, which include reducing the corporate federal income tax rate from 35% to 21%, creating a semi-territorial tax system (with a one-time mandatory tax on previously deferred foreign earnings), broadening the tax base and allowing for immediate capital expensing of certain qualified property.

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

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2018 and 2019 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments (“the amendment”) was published. According to the amendment, a “beneficiary enterprise” located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2018 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

BRAINSWAY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 15: TAXES ON INCOME (Continued)

The amendment also prescribes special tax tracks for technological enterprises, which became effective in 2018, as follows:

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

The Company received final tax assessments through the 2015 tax year. The subsidiary, Moach, received final tax assessments through 2015. The subsidiary, Inc, received final tax assessments through the 2017 tax year.

d.	Carryforward losses for tax purposes:

Carryforward losses for tax purposes as of December 31, 2020 are approximately $4.0   million in Brainsway Ltd. and approximately $49.3  million in Moach.

e.	Deferred taxes:

As it is not probable that taxable income will be derived in the next years, a valuation allowance was established in respect of deferred taxes of the above carryforward losses.

NOTE 16: CONTINGENT LIABILITIES, COMMITMENTS AND CHARGES

a.	As for contingent liability in respect of payment of royalties to the IIA, see Note 12d.

b.	The Company entered into a few distribution agreements with third parties regarding different territories around the world. According to these distribution agreements, the third parties are granted the exclusive right to market, distribute, lease and/or sale, use and promote sales of the systems in the different territories up to a 15 year period. The Company will supply the systems to the distributors and they will install, train and maintain the systems in the territory they operate. The different distributors are committed to minimum quantities as stated in the agreements.

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

In consideration for the above, the distributor is obligated to pay the Company distribution fees of 190 million Yen (approximately $1.8 million), whereby 100 million Yen (approximately $1 million as of December 31, 2020) paid in September 2013 and 90 million Yen (approximately $0.8 million as of December 31, 2020) paid in 2019.

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

In addition, if Inc enters into a sub-license agreement, it is committed to pay royalties of 8% of the net consideration received for the grant of the sub-license. The current provision for royalties as of December 31, 2020 is $259.

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

The balance of provision for royalties as of December 31, 2019 and 2020 is $ 124 and $ 226, respectively.

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

In January 2020, the Company exercised the right granted to it under the fifth addendum, and accordingly royalties on net sales of products which are based on the use of the invention and know-how subject to the fifth addendum will be paid to Yeda at increased rates of 1.6%-2% in addition to the royalties described above and, in certain cases, at a flat rate of 2%. In respect of products under the fifth addendum that are not based on patents or research results for which the license was granted according to the original agreement (excluding the fifth addendum), royalties on net sales will be at the fixed rate of 5%.

BRAINSWAY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 17: EQUITY

a.	Composition of share capital:

	December 31, 2020		December 31, 2019
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares of NIS 0.04 par value each	25,000,000	22,250,534	25,000,000	22,236,368

b.	Movement in share capital:

Issued and outstanding capital:

	Number of shares	NIS par value
Balance at January 1, 2020	22,236,368	233,167
Exercise of share options	14,166	164

Balance at December 31, 2020	22,250,534	233,331

Balance at December 31, 2019	22,236,368	233,167

c.	Rights attached to shares:

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

BRAINSWAY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 17: EQUITY (Continued)

d.	Capital management in the Company:

The Company’s capital management objectives are to preserve the Group’s ability to ensure business continuity thereby creating a return for the shareholders, investors and other interested parties.

The Company is not under any minimal equity requirements nor is it required to attain a certain level of capital return.

See Note 22, events after the reporting period.

NOTE 18: SHARE-BASED PAYMENT

a.	The expense recognized in the financial statements for services received is shown in the following table:

	Year ended December 31,
	2020	2019	2018
Equity-settled share-based payment plans to employees, directors and consultants	$799	$1,263	$710

b.	The share-based payment transactions that the Company granted to its employees, directors and consultants are shown in the following table:

Issuance Date	Grantee	Options outstanding as of December 31, 2020	Exercise price NIS	Exercise price $*)	Exercisable as of December 31, 2020	Exercisable Through	Total Fair Value $
December 8, 2015	Employees and Consultant	292,250	25.99	6.70	292,250	December 8, 2025	1,053
December 8, 2015	Employees and Consultant	270,000	31.19	8.04	270,000	December 8, 2025	1,247
April 1, 2017	Chief Executive Officer and Director	566,262	19.97	5.47	566,262	April 1, 2025	1,100
December 3, 2017	Director	27,500	21.37	6.12	9,167	December 3, 2027	54
November 12, 2018	Directors	110,000	23.39	6.36	—	November 12, 2026	298
November 12, 2018	Employees and officers	672,600	23.39	-	24.22	6.36	-	6.59	—	November 12, 2026	2,299
October 1, 2019	Chief Financial and Operating Officer	50,000	19.08	5.48	—	October 1, 2027	100

January 13,2020	Director	55,008	18.52	5.30	---	January 13, 2028	133

May 11, 2020	Chief Financial Officer	100,000	5.58	May 11, 2028	158
June 1, 2020	VP Global Marketing	60,000	5.58	June 1, 2028	177
November 19, 2020	Director of Market Access, Director of Analytics	70,000	3.40	November 19, 2030	228

*)	As of grant date.

c.	The fair value of the Company’s options granted for the years ended December 31, 2020, 2019 and 2018 was estimated using the Binomial model with the following assumptions:

	Year ended December 31,
	2020			2019			2018
Dividend yield (%)		0			0			0
Expected volatility (%)	48.00	-	76.78	40.06	-	48.09	40.51	-	48.25
Risk-free interest rate (%)	0.14	–	0.62	1.61	–	1.73	0.28	-	2.22
Expected exercise factor		2.8			2.8			2.8
Post-vesting forfeiture rate (%)		5			5			5

BRAINSWAY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 18: SHARE-BASED PAYMENT (Continued)

d.	Movement during the year:

	Year ended December 31,
	2020		2019
	Number of options	Weighted average exercise price(*)	Number of options	Weighted average exercise price(*)
		$		$
Outstanding at January 1,	2,213,812	$7.1	2,425,192	$6.6
Granted	285,008	5.4	50,000	5.5
Exercised	(246,262)	(**)5.8	-	-
Expired	(535,667)	7.4	(59,765)	7.5
Forfeited	(193,916)	6.7	(201,615)	7.0

Outstanding at December 31,	1,522,975	$7.5	2,213,812	$7.1

Exercisable at December 31,	839,418	$9.5	1,362,879	$7.38

(*)	The exercise price of all options denominated in NIS and was translated to USD in the table above using the exchange rate as of December 31, 2020 and 2019, respectively.

The weighted average remaining contractual life for the options outstanding as of December 31, 2020 and 2019 was approximately six years.

The range of exercise prices for options outstanding as of December 31, 2020 and 2019 was USD 4.0-18.5.

In January 2020, the Company granted the Company’s Chief Executive Officer (“CEO”) upon his employment, 240,000 restricted stock units (“RSUs”) of which 60,000 RSUs were granted through January 26, 2021, and 180,000 RSUs have been committed to be provided in three future grants of 60,000 RSUs upon each anniversary of the employment start date of the CEO with the Company. The terms of the 180,000 committed CEO RSU’s were amended subsequent to balance sheet date - See Note 22(b).

(**)	The options were exercised by way of a cashless exercise.

NOTE 19: ADDITIONAL INFORMATION TO THE STATEMENTS OF COMPREHENSIVE LOSS

a.	Additional information on revenues:

Revenues reported in the financial statements for each group of similar products and services:

	Year ended December 31,
	2020	2019	2018
Revenues from lease	$13,628	$13,218	$9,569
Revenues from sale	8,429	9,883	6,828

	$22,057	$23,101	$16,397

BRAINSWAY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 19: ADDITIONAL INFORMATION TO THE STATEMENTS OF COMPREHENSIVE LOSS (Continued)

Geographic information:

Revenues reported in the financial statements derived from the Company’s country of domicile (Israel) and foreign countries based on the location of the customers, are as follows:

	Year ended December 31,
	2020	%	2019	%	2018	%
U.S.	$19,330	88	$20,636	89	$14,478	88
Europe	1,847	8	1,353	6	1,102	7
Israel	150	1	845	1	371	2
Other	730	3	267	4	446	3

	$22,057	100	$23,101	100	$16,397	100

The total amounts of future minimum lease payments to be received under non-cancellable operating leases as of December 31, 2020 and 2019 are as follows:

	Year ended December 31,
	2020	2019
Not later than one year	$9,684	$8,527
Later than one year and not later than five years	15,875	12,723
Later than five years	32	571

Total future minimum lease payments under non-cancellable operating leases	$25,591	$21,821

b.	Cost of revenues:

	Year ended December 31,
	2020	2019	2018
Cost of revenues—lease	$3,201	$2,656	$1,923
Cost of revenues—sales	1,857	2,473	1,666

	$5,058	$5,129	$3,589

BRAINSWAY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 19: ADDITIONAL INFORMATION TO THE STATEMENTS OF COMPREHENSIVE LOSS (Continued)

c.	Research and development expenses, net:

	Year ended December 31,
	2020	2019	2018
Salaries and related benefits	$3,289	$3,338	$3,365
Subcontractors	1,530	2,620	2,241
Laboratory materials	275	687	491
Patents	288	334	198
Share-based payment	182	399	31
Travel	2	112	65
Depreciation	87	39	31
Other	383	604	658
Less—Government grants	(213)	(257)	(924)

	$5,823	$7,876	$6,156

d.	Selling and marketing expenses:

	Year ended December 31,
	2020	2019	2018
Salaries and related benefits	$6,458	$6,419	$4,252
Agent commissions	335	221	215
Marketing	3,627	5,239	2,891
Travel	611	1,176	865
Share-based payment	252	214	122

	$11,283	$13,269	$8,345

e.	General and administrative expenses:

	Year ended December 31,
	2020	2019	2018
Salaries and related benefits	$1,339	$1,774	$1,235
Professional fees and office expenses	1,609	1,770	1,176
Depreciation	351	81	30
Travel	17	222	127
Bad debts and allowance for doubtful accounts	1,058	835	296
Share-based payment	348	621	557

	$4,722	$5,303	$3,421

BRAINSWAY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 19: ADDITIONAL INFORMATION TO THE STATEMENTS OF COMPREHENSIVE LOSS (Continued)

f.	Finance income and expense:

	Year ended December 31,
	2020	2019	2018
Finance income:
Interest-income revaluation of bank deposits	$61	$175	$44
Revaluation of warrants	40	62	—
Exchange rate differences, net	448	—	—

	$549	$237	$44

Finance expense:
Liability in respect of research and development grants	$762	$969	$519
Interest expense and amortization of deferred costs- loan from bank	—	283	354
Bank commissions	40	108	41
Revaluation of warrants	—	—	28
Exchange rate differences, net	—	192	258
Interest expense of lease liability	66	115	—

	$868	$1,667	$1,200

NOTE 20: NET LOSS PER SHARE

Number of shares and loss used in the computation of net loss per share:

	Year ended December 31,
	2020		2019		2018
	Weighted number of shares*)	Loss attributable to equity holders of the Company	Weighted number of shares*)	Loss attributable to equity holders of the Company	Weighted number of shares*)	Loss attributable to equity holders of the Company
Used in the computation of basic and diluted net loss	22,453,025	$5,385	20,506,202	$10,328	16,640,446	$6,479

*)	Computation of diluted loss per share did not include potential ordinary shares that would result from conversion of outstanding options and warrants, since their conversion has anti-dilutive effect.

BRAINSWAY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 21: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with interested and related parties:

Composition:

As of December 31, 2020

	Key management personnel	Other interested and related parties
Other accounts payable	$64	$38

As of December 31, 2019

	Key management personnel	Other interested and related parties
Other accounts payable	$102	$26

b.	Benefits to interested and related parties:

	Year ended December 31,
	2020	2019	2018
Salary to those employed by the Company or on its behalf	$769	$945	$654

Directors’ fees to those not employed by the Company or on its behalf	$60	$90	$100

Number of individuals to whom the salary and benefits relate:
Related and interested parties employed by the Company or on its behalf	2	3	4
Directors not employed by the Company	6	8	6

	8	11	10

BRAINSWAY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 21: BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Continued)

c.	Key management personnel:

	Year ended December 31,
	2020	2019	2018
Short-term benefits	$-	$3	$16

Share-based payment to those employed by the Company or on its behalf	$182	$190	$394

Share-based payment to those not employed by the Company or on its behalf	$150	$147	$41

d.	Transactions with interested and related parties:

Year ended December 31, 2020

	Key management personnel*)	Other interested and related parties
Research and development expenses	$236	$-
General and administrative expenses	619	201
Sales and marketing expenses	150	-

	$1,005	$201

Year ended December 31, 2019

	Key management personnel*)	Other interested and related parties
Research and development expenses	$113	$81
General and administrative expenses	943	238

	$1,056	$319

Year ended December 31, 2018

	Key management personnel*)	Other interested and related parties
Research and development expenses	$207	$81
General and administrative expenses	776	140
	$983	$221

*)       Some of the key management personnel are interested parties by virtue of holdings.

e.	Mr. Yaakov Michlin commenced his role as the Company’s Chief Executive Officer (CEO) on April 1, 2017. On February 12, 2017, (the general shareholders meeting), his employment terms, including bonuses incremental to his monthly compensation were approved as follows: (1) bonuses of NIS 1 million based on target achievements as outlined in his agreement.; (2) an annual bonus based on the Company’s remuneration policy according to the decision of the Company’s Board of directors.

BRAINSWAY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 21: BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Continued)

In addition, upon commencement of his role, Mr. Michlin was granted 566,262 options to purchase Ordinary shares of the Company at an exercise price of NIS 19.97, representing 3.6% and 3.1% of the Company’s issued and outstanding capital on a fully diluted basis as of January 5, 2017, the date on which the board of directors approved the employment terms, and December 31, 2018, respectively. The price was determined according to the average closing market price of the Ordinary share 30 days before the date of grant. The options vest over four years from the date of grant as outlined in the agreement. In September 2019, Yaacov Michlin resigned as CEO.

For information regarding the fair value of the options granted to Mr. Michlin, see Note 18b.

Mr. Christopher R. von Jako, PhD commenced his role as the Company’s President and Chief Executive Officer (CEO) effective January 1, 2020. Key employment terms include an annual gross base salary and an annual performance-based bonus of up to six months of his base salary and equity grant of RSUs as further detailed in Note 18d.

f.	For information regarding the fair value of the options granted to directors, see Note 18b.

NOTE 22: EVENTS AFTER THE REPORTING PERIOD

a.	On January 26, 2021, the Board of Directors and on March 4, 2021 the shareholders (with respect to the directors), respectively, approved the repricing, by way of an exchange offer, of approximately 1.474 million Ordinary Shares (“Ordinary Shares”) that had previously been granted to officers, independent Board members, employees and consultants of the Company the pursuant to the Brainsway 2014 Share Incentive Plan, and the Brainsway Amended and Restated 2019 Share Incentive Plan (the “2014 Plan” and the “2019 Plan”, respectively) to an exercise price of $4.675 ($9.35 per ADS), being a price equal to the closing price per Ordinary Share on January 25, 2021, provided, however, that: (1) with respect to directors’ options, the repricing of each option will ,be subject to shareholders approval at an exercise price equal to the higher of (a) $4.675 ($9.35 per ADS) (b) the closing price per Ordinary Share on the last trading date before the date of approval by the shareholders and (2) the exercise price offered to U.S Taxpayers within the proposed exchange offer shall be the higher of (i) the exercise price above and (ii) the fair market value of the Company's ADSs on the last trading date before the filing of the exchange offer.

b.	The equity compensation package that the Company granted to the Company’s Chief Executive Officer (“CEO”) upon his employment, comprised of 240,000 performance-based restricted stock units (“RSUs”) of which 60,000 RSUs were granted through to January 26, 2021, and 180,000 RSUs have been committed to be provided in three future grants of 60,000 RSUs upon each anniversary of the employment start date of the CEO with the Company. These future grants, as originally contemplated, would have been subject to satisfaction of certain individual and corporate performance-based criteria as defined in the CEO’s employment agreement. The Board of Directors and shareholders approved to grant 180,000 RSUs to the CEO as an amendment to the terms of employment of the CEO, in lieu of future grants of such RSUs per above.

c.	The Company announced on March 1, 2021, the closing of its underwritten public offering of 5,315,300 American Depositary Shares (“ADSs”), upsized to include 693,300 ADSs sold pursuant to the underwriters’ exercise in full of their option to purchase additional ADSs, at a price to the public of $8.50 per ADS. The gross proceeds from the offering, before deducting underwriting discounts and commissions and offering expenses, were approximately $45.2 million.

