Form 20-F/A
period 2020-12-31
Brainsway Ltd.
filed 2021-06-17
CIK 1505065

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

R. Scott Areglado, Senior Vice President and Chief Financial Officer
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

Yes ☐   No ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) amends Part II Item 15. Controls and Procedures of the Annual Report on Form 20-F for the year ended December 31, 2020, which was originally filed with the Securities and Exchange Commission on April 19, 2021(the “Original Annual Report”). We have modified Part II Item 15. Controls and Procedures in this Amendment in response to a comment letter received from the Securities and Exchange Commission regarding management’s assessment on internal control over financial reporting for the fiscal year ended December 31, 2020.

In addition, we are including current Exhibits 12.1 and 12.2, the certifications of our Chief Executive Officer and Chief Financial Officer required by Sections 302 of the Sarbanes-Oxley Act of 2002 as of the date of this Amendment.

Except as described above, we have not modified or updated any disclosures presented in the Original Annual Report. This Amendment does not reflect events occurring after the filing of the Original Annual Report or modify or update those disclosures, including the exhibits to the Original Annual Report. Accordingly, this Amendment should be read in conjunction with our filings with the Securities and Exchange Commission subsequent to the filing of the Original Annual Report.

1

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

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;
•	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;
•	provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and
•	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2020, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013). Based on our assessment and this framework, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020.

(c) Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2020, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

2

ITEM 19.	EXHIBITS

The following Exhibits are filed as part of this Form 20-F/A:

Exhibit Number	Exhibit Description
1.1	Articles of Association of the Registrant, as amended (unofficial English translation).

2.1	Form of Deposit Agreement between BrainsWay Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder (incorporated by reference).

2.2	Form of American Depositary Receipt (incorporated by reference).

2.3	Description of Share Capital (incorporated by reference).

4.1	BrainsWay Amended and Restated 2019 Share Incentive Plan

4.2	Form of Letter of Exculpation and Indemnification (incorporated by reference).

4.3	BrainsWay Compensation Policy (incorporated by reference).

4.4	Employment Agreement, dated April 3, 2006, by and between Brain Research and Development Services Ltd. and Dr. Yiftach Roth, as amended by First Amendment to Employment Agreement, dated May 9, 2006 (incorporated by reference).

4.5	Employment Agreement, dated November 24, 2019, between BrainsWay Ltd. and Christopher Von Jako (incorporated by reference).

4.6	Employment Agreement, dated July 25, 2019, between BrainsWay Inc. and Hadar Levy (incorporated by reference).

4.7	Patent License Agreement, dated July 7, 2003, by and between BrainsWay, Inc. and the United States Public Health Service (incorporated by reference).

4.8	Patent License Amendment, dated August 24, 2005, by and between BrainsWay, Inc. and the United States Public Health Service (incorporated by reference).

4.9	Second Amendment to Patent License Agreement, dated April 17, 2008, by and between BrainsWay, Inc. and the United States Public Health Service (incorporated by reference).

4.10	Research and License Agreement, dated June 2, 2005, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference).

3

4.11	First Addendum Agreement, dated August 19, 2007, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference).

4.12	Second Addendum Agreement, dated January 18, 2009, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference).

4.13	Third Addendum Agreement, dated March 23, 2010, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference).

4.14	Fourth Addendum Agreement, dated November 12, 2009, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference).

4.15	First Amendment to Fourth Addendum Agreement, dated May 11, 2010, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference).

4.16	Fifth Addendum Agreement, dated February 22, 2018, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference).

8.1	List of Subsidiaries (incorporated by reference).

12.1*	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Kost Forer Gabbay & Kasierer, Member Firm of Ernst & Young Global.

101	The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2020 formatted in XBRL: (i) Consolidated Statements of Comprehensive Loss, (ii) Consolidated Statements of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.

*       Filed herewith.

4

SIGNATURE

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRAINSWAY LTD.

	By:	/s/ Christopher R. von Jako, Ph.D.
Name: Christopher R. von Jako, Ph.D.
Title: Chief Executive Officer and President

	By:	/s/ R. Scott Areglado
Name: R. Scott Areglado
Title: Senior Vice President and Chief Financial Officer

Date: June 17, 2021

5