Form 20-F
period 2021-12-31
Brainsway Ltd.
filed 2022-04-12
CIK 1505065

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to ______

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

R. Scott Areglado, Senior Vice President, and Chief Financial Officer
1 Van de Graaff Drive, Burlington, MA 01803
Tel: +1-844-386-7001
(Name, Telephone, E-mail and/or Facsimi le number and Address of Company Contact Person)

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 32,911,134 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

i

Unless the context otherwise requires, all references to “BrainsWay,” “we,” “us,” “our,” the “Company” and similar designations refer to BrainsWay Ltd., a limited liability company incorporated under the laws of the State of Israel, and its consolidated subsidiaries. The term “including” means “including but not limited to”, whether or not explicitly so stated. The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar”, “US$”, “$” or “U.S.” refer to U.S. dollars, the lawful currency of the United States of America. Our functional and presentation currency is the U.S. dollar. Unless otherwise indicated, U.S. dollar amounts herein (other than amounts originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of December 31, 2021 ($1 = NIS 3.11). The dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated. Foreign currency transactions in currencies other than U.S. dollars are translated in this Annual Report into U.S. dollars using exchange rates in effect at the date of the transactions.

The “BrainsWay” name and design logo are our registered trademarks. BrainsWay also asserts all rights, including but not limited to trademark, with respect to the term “Deep TMS.” Solely for convenience, the trademarks, service marks, and trade names referred to in this Annual Report are without the ® and TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, and trade names. This Annual Report contains additional trademarks, service marks, and trade names of others, which are the property of their respective owners. All trademarks, service marks, and trade names appearing in this Annual Report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

This Annual Report includes statistics and other data relating to markets, market sizes, and other industry data pertaining to our business that we have obtained from industry publications, surveys, and other information available to us. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Market data and statistics are inherently predictive, speculative and are not necessarily reflective of actual market conditions. Such statistics are based on market research, which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market. In addition, the value of comparisons of statistics for different markets is limited by many factors, including that (i) the markets are defined differently, (ii) the underlying information was gathered by different methods, and (iii) different assumptions were applied in compiling the data. Likewise, market size calculations and definitions are based on shifting and sometimes limited assumptions, including but not limited to relating to pricing models for our products. Accordingly, the market statistics included in this Annual Report should be viewed with caution. We believe that information from these industry publications included in this Annual Report is reliable.

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

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	market perception and acceptance of Deep Transcranial Magnetic Stimulation, or Deep TMS™, technology (“Deep TMS”);

●	physician and patient satisfaction with the effectiveness, competitive advantages, and benefits of our Deep TMS system;

●	availability of reimbursement from third-party payers, including insurance companies and Medicare;

●	the adequacy of our existing capital to meet our future capital requirements;

●	our ability to commercialize Deep TMS, including internationally, by ourselves or through third-party distributors;

●	our ability to develop enhancements to our Deep TMS system through our research and development efforts;

●	our reliance on third parties to conduct our clinical trials and manufacture our product candidates for clinical testing;

●	our ability to complete and obtain favorable results from existing clinical trials, and to launch and successfully complete new clinical trials, for Deep TMS indications;

●	our ability to obtain regulatory approvals of Deep TMS and enhancements to our Deep TMS system on our anticipated time frames, or at all;

●	our ability to comply with applicable regulatory approvals and requirements;

●	our ability to obtain and maintain adequate protection of our intellectual property, including intellectual property licensed to us;

●	our ability to operate within the changing market conditions caused by the COVID-19 global pandemic; and

●	our ability to operate within a disrupted global supply chain, in particular given our reliance on third party suppliers of components and manufacturing vendors.

iii

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this Annual Report, including our financial statements and the related notes beginning on page F-1, before deciding to invest in our ordinary shares (the “Ordinary Shares”) or our American Depositary Shares (“ADSs”). The risks and uncertainties described below in this annual report on Form 20-F for the year ended December 31, 2021 are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below or incorporated by reference in this Form 20-F, and any such additional risks, could materially adversely affect our reputation, business, financial condition or results of operations. In such case, you may lose all or part of your investment.

Summary of Risk Factors

The following is a summary of some of the principal risks we face. The list below is not exhaustive, and investors should read this “Risk factors” section in full.

•	We have a history of operating losses. We expect to incur additional losses in the future and may never be profitable.

•	We cannot ensure that our existing capital will be sufficient to meet our capital requirements.

•	Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidate(s).

•	Our success depends on Deep TMS as a safe treatment option for patients, as well as market perception and acceptance of TMS generally, and patient satisfaction with the effectiveness of Deep TMS.

•	Our long-term growth depends on our ability to increase market penetration and further commercialize Deep TMS, as well as develop enhancements and features to the Deep TMS system through our research and development efforts. If we fail to do so, we may be unable to achieve future growth.

•	We operate in a very competitive environment and if we are unable to compete successfully against our existing or potential competitors, our revenues and operating results may be negatively affected.

•	If we are unable to adequately train physicians and other treatment providers and operators on the safe and appropriate use of our Deep TMS systems, we may be unable to achieve our expected growth.

•	Failure to secure or maintain adequate coverage and reimbursement of our Deep TMS system for the currently authorized indications and other indications for which we obtain FDA authorization in the future, if any, may make physicians reluctant to use or recommend Deep TMS and have a material adverse effect on our sales, results of operations, and financial condition.

•	We rely on third-party suppliers for some components used in manufacturing our Deep TMS products, and we may be unable to immediately transition to alternative parties for these components.

•	We rely, and in the future, expect to rely on a network of third-party distributors to market and distribute our products internationally, and if we are unable to maintain and expand this network, we may be unable to generate anticipated revenues.

•	Clinical trials involve a lengthy and expensive process with an uncertain outcome, which may delay or cause us to abandon the development of Deep TMS for additional indications.

•	We rely in part on third parties to conduct our clinical trials. If these third parties fail to perform their duties on time or as expected, we may not be able to obtain regulatory authorization for additional indications that we may seek for Deep TMS.

•	Our collaboration arrangements may not be successful, which could adversely affect our ability to develop and commercialize our products.

•	If product liability lawsuits are brought against us, our business may be harmed, and we may be required to pay damages that exceed our insurance coverage.

•	Our insurance policies protect us only from some business risks, which will leave us exposed to significant uninsured liabilities.

•	Our operations could be affected in the event of further COVID-19 global pandemic outbreaks.

•	Our operations could be adversely affected by negative global trends, including supply chain disruptions and the “Great Resignation.”.

•	Performance issues, service interruptions, or price increases by our shipping carriers could adversely affect our business and harm our reputation and ability to provide our services on a timely basis.

•	If we experience significant disruptions in our information technology systems, our business may be adversely affected.

•	We rely on the use of technology and may become subject to cyber-terrorism or other compromises and shut-downs.

•	Security and privacy breaches may expose us to liability and harm our reputation and business.

•	We may seek to grow our business through acquisitions or investments in new or complementary businesses, products or technologies, through the licensing of products or technologies from third parties. The failure to manage acquisitions, investments, licenses or other strategic alliances, or the failure to integrate them with our existing business, could harm our business.

•	Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.

•	We may not receive the necessary regulatory clearances or approvals to market our product for other proposed indications in the future, and failure to timely obtain necessary clearances or approvals for such future indications would adversely affect our ability to grow our business.

•	Modifications to our Deep TMS systems and treatments may require new 510(k) clearances, de novo classification or PMA, and may require us to cease marketing or recall the modified products until authorizations are obtained.

•	Our products must be manufactured in accordance with federal and state regulations, and we could be forced to recall our installed systems or terminate production if we fail to comply with these regulations.

•	If treatment guidelines for the clinical conditions we are targeting change or the standard of care evolves, we may need to redesign and seek new marketing authorization from the FDA for one or more of our products.

•	The misuse or off-label use of Deep TMS may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies, particularly if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

•	Deep TMS may cause or contribute to adverse medical events that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition, and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

•	If we or our distributors do not obtain and maintain international regulatory registrations or approvals for Deep TMS, we will be unable to market and sell our products outside of the United States.

•	We are subject to certain federal, state, and foreign fraud and abuse laws, health information privacy and security laws, and transparency laws, which, if violated, could subject us to substantial penalties. Additionally, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

•	Healthcare policy changes, including recently enacted legislation reforming the U.S. healthcare system, could harm our cash flows, financial condition, and results of operations.

•	We depend on our intellectual property, and our future success is dependent on our ability to protect our intellectual property and not infringe on the rights of others.

•	The lives of our patents may not be sufficient to effectively protect our products and business.

•	Our right to the essential intellectual property upon which the Deep TMS technology is based results from in-license agreements with government agencies and research institutions, the termination of which would prevent us from commercializing Deep TMS.

•	Our license agreements for our critical patents and related intellectual property impose significant monetary obligations and other requirements that may adversely affect our ability to successfully execute our business plan.

•	The key patents that underlie our Deep TMS technology are subject to the U.S. government’s royalty free usage rights on a worldwide basis for any discovery based on such patents, which may have unexpected, adverse consequences upon the market for our product.

•	If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

•	Legal proceedings or third-party claims of intellectual property infringement and other challenges may require us to spend substantial time and money and could prevent us from developing or commercializing Deep TMS.

•	The Israeli government grants that we have received require us to meet several conditions and may restrict our ability to manufacture our Deep TMS systems and transfer relevant know-how outside of Israel and require us to pay royalties and satisfy specified conditions, including increased royalties if we manufacture our Deep TMS systems outside of Israel or payment of a redemption fee if we transfer relevant know-how outside of Israel.

•	International patent protection is particularly uncertain, and if we are involved in opposition proceedings in foreign countries, we may have to expend substantial sums and management resources.

•	Our manufacturing, assembly and other significant functions are located in Israel and, therefore, our business and operations may be adversely affected by political, economic and military conditions in Israel.

•	Exchange rate fluctuations between the U.S. dollar, the New Israeli Shekel and other foreign currencies may negatively affect our future revenues.

•	The price of the ADSs may be volatile and may fluctuate due to factors beyond our control.

•	The significant share ownership position of our officers, directors, and entities affiliated with certain of our directors may limit your ability to influence corporate matters.

Risks Related to our Financial Condition and Capital Requirements

We have a history of operating losses. We expect to incur additional losses in the future and may never be profitable.

We have incurred net losses since our inception, largely reflecting research and development, general and administrative expenses, and sales and marketing expenses. We have experienced net losses of $6.5 million and $5.4 million for the years ended December 31, 2021 and 2020, respectively. As a result of ongoing losses, as of December 31, 2021, we had an accumulated deficit of $83.8 million. While we have sold and leased Deep TMS systems in various markets over the last few years, primarily for Major Depressive Disorder (MDD) including anxious depression, and recently also for Obsessive-Compulsive Disorder (OCD) and smoking addiction, we expect to continue to incur significant sales and marketing, product development, regulatory and other expenses as we continue to expand our commercialization efforts to increase adoption of Deep TMS and expand existing relationships with our customers, to obtain regulatory clearances or approvals for Deep TMS in additional countries and for additional indications, and to develop new enhancements or features to our existing Deep TMS systems. The net losses we incur may fluctuate significantly from period to period. We will need to generate additional revenues to achieve and sustain profitability, and even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time. Our failure to achieve or maintain profitability could negatively impact the value of the ADSs.

We cannot ensure that our existing capital will be sufficient to meet our capital requirements.

We believe that our existing capital, other sources of liquidity will be sufficient to meet our capital requirements. To date we have funded our operations primary through offerings of our securities, research and development grants from the Israel Innovation Authority and other sources, a loan under our credit facility which has been repaid, and a Paycheck Protection Program loan through the Unites States Small Business Administration which has been forgiven. We expect to generate revenues primarily through sales, lease and other potential income generated by the commercial distribution of Deep TMS systems for approved indications.

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

We cannot be certain that in the future alternative financing sources will be available to us at such times or in the amounts we need or whether we can negotiate commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. Any issuance of additional equity or equity-linked securities could be dilutive to our existing shareholders, and any new equity securities could have rights, preferences, and privileges superior to those of holders of the Ordinary Shares or ADSs. Additional debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt, pay dividends, repurchase our shares, make investments and engage in merger, consolidation, or asset sale transactions. If we are unable to obtain future financing through the methods we described above or through other means, our business may be materially impaired and we may be unable to complete our business objectives and may be required to cease operations, curtail one or more product development or commercialization programs, significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors, or liquidate all our assets.

Risks Related to our Business and Industry

Our success depends on Deep TMS as a safe treatment option for patients, as well as market perception and acceptance of TMS generally.

Our business currently depends entirely on the success of Deep TMS, our proprietary TMS solution. TMS is an emerging treatment option for patients. As a result, physician and patient awareness of TMS therapy as a treatment option for applicable brain disorders, and experience with TMS therapies, is limited. Because the market for TMS therapy is still developing and contains a limited number of market participants, sales of Deep TMS could be negatively impacted by unfavorable market reactions to TMS generally, Deep TMS in particular, and/or negative developments in the industry. For example, with respect to TMS generally, in June 2018 researchers in medical centers of the U.S. Veterans Affairs reported research findings that showed that approximately 40% of the 81 patients with treatment-resistant major depression achieved remission in a randomized trial of a competitor’s TMS device, but the rate was virtually the same with sham treatments versus active stimulation. As another example, with respect to Deep TMS in particular, in February 2020, we announced that a multicenter study of our Deep TMS system for Post-Traumatic Stress Disorder (PTSD) was discontinued after interim results showed subjects treated with the H-Coil that was involved in the study (i.e., the same as that used in our multicenter OCD study) did not demonstrate sufficient efficacy relative to the sham group. If the use of our Deep TMS system or other TMS therapies results in serious adverse events (e.g., seizures), or such products malfunction or are misused, patients and physicians may attribute such negative events to TMS and/or Deep TMS, which may adversely affect market adoption of this form of therapy. For example, a paper entitled “Seizure risk with repetitive TMS: Survey results from over a half-million treatment sessions” published in 2021 in Brain Stimulation claims that Deep TMS appears to be associated with a higher relative seizure risk than with generic figure-8 coil TMS. While the authors of the paper themselves cite numerous reasons to view the results with caution (e.g., including but not limited to sampling bias, inability to verify reported seizures, and the absence of information on patient-specific risk factors) and while the claims in the paper were based on a small data set obtained from an informal survey which appear to be inconsistent with other more comprehensive studies, we may nonetheless be unable to successfully educate the public about these often nuanced and technical deficiencies and thus the overall safety of our technology. In addition, if patients undergoing treatment with any available TMS solutions perceive the benefits to be inadequate or the administration of TMS to be too burdensome or inconvenient, and/or if adverse events and/or factors such as discomfort and noise with available TMS solutions are too numerous or severe compared to the relevant rates of alternative therapies or pharmaceutical options, it will be difficult to demonstrate the value of Deep TMS to patients and physicians. Additionally, psychiatrists may find it difficult to train existing employees and/or hire additional staff, allocate sufficient space or operate our device given that psychiatry is a field not traditionally associated with medical equipment treatment options. As a result of any one or a combination of these reasons, demand for and the use of Deep TMS may decline or may not increase at the pace or to the levels we expect. These reported findings may have a negative effect on market perception of the effectiveness of the TMS therapy in general, and by extension Deep TMS.

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

Our strategy depends on our ability to further commercialize and increase market penetration of Deep TMS for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, and smoking addiction, develop and seek regulatory approvals of Deep TMS for new indications and add new enhancements or features for the Deep TMS system. These goals are also designed to respond to changing customer demands, competitive pressures, and technologies. Our industry is characterized by intense competition, including from existing treatments (e.g., anti-depressant medications), a growing number of Traditional TMS competitors, rapid technological changes, new product introductions and enhancements, price competition, and evolving industry standards. It is important that we anticipate changes in technology and market demand, as well as physician practices to successfully develop, obtain clearance or approval, if required, and successfully introduce new, enhanced, and competitive technologies to meet our prospective customers’ needs on a timely and cost-effective basis.

We might be unable to further commercialize Deep TMS for approved indications or develop or obtain regulatory clearances or approvals to market Deep TMS for new indications, or to develop and obtain regulatory approvals for enhancements or new features for the Deep TMS system. Additionally, Deep TMS for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, smoking addiction, and any future indications, even if cleared, might not be sufficiently accepted by physicians or the third-party payers who reimburse for the procedures performed with our products. We may be unable to devise pricing strategies that are attractive to customers. The success of any new indications, enhancements or features for the Deep TMS system will depend on numerous additional factors, including our ability to:

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

Furthermore, we must carefully manage our introduction of new indications. If potential customers believe such indications will be subject to additional future enhancements or features or may become available at a more attractive price, they may delay purchases until such indications are available. We may also have excess or obsolete inventory as we upgrade to newer models of our products and/or transition to new indications, and we have limited experience in managing product transitions.

Our success also depends upon patient satisfaction with the effectiveness of Deep TMS.

In order to generate significant revenues from Deep TMS, patients must be satisfied with the effectiveness of Deep TMS. We train our physician customers to properly diagnose patient candidates and select the appropriate patient candidates for treatment using the Deep TMS system, explain to their patients the time-period over which the results from a treatment course can be expected to occur, and measure the success of treatments using medical guidelines. However, our physician customers may not properly diagnose or select appropriate patient candidates for Deep TMS treatment and/or may utilize unprescribed protocols, which may produce results that do not meet patients’ expectations. To the extent physicians do not make the proper measurements for a specific patient, use the same procedures at each treatment session, and/or use proscribed protocols during treatment, it could result in variability of the treatment efficacy and results for the patient. If patients are not satisfied with the results of Deep TMS, our reputation, and future results of operations may be adversely affected.

We operate in a very competitive environment and if we are unable to compete successfully against our existing or potential competitors, our revenues and operating results may be negatively affected.

Our Deep TMS systems for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, smoking addiction, and any future indications are or will be subject to intense competition. The industry in which we operate is subject to rapid change and is highly sensitive to the introduction of new products or other market activities of current or new industry participants. Our ability to compete successfully will depend on our ability to develop and obtain regulatory clearances of Deep TMS for indications that reach the market in a timely manner, to receive adequate coverage and reimbursement from third-party payers, and to successfully demonstrate to physicians and patients the merits of Deep TMS compared to the products of our competitors. If we are not successful in convincing others of the merits of Deep TMS or educating them on the use of the Deep TMS system, they may not use our system or use them effectively and we may be unable to increase our revenues.

Deep TMS competes with several existing Traditional TMS competitors, including Neuronetics, Magventure, MAG & More, CloudTMS, Magstim, and Nexstim. Competing TMS therapy companies have developed or may develop treatments that have improved efficacy when compared to our products or that require a less significant investment of resources from physicians. Likewise, psychiatrists and other customers may not be able to easily compare Deep TMS to our focal TMS competitors given limited data from head-to-head studies and marketing campaigns and tactics employed by competitors which may have access to greater resources than we do.

We also face competition from pharmaceutical and other companies, many of which have greater resources than we do, that develop competitive products, such as anti-depressant medications (including but not limited to a nasal spray utilizing the drug esketamine, which was recently approved by the FDA for use in conjunction with an oral antidepressant) and to a lesser degree, ECT, home-use alternatives such as transcranial direct current stimulation (TDCS) devices, prescription digital therapeutics (PDTs), and other neuromodulation treatment options. Our commercial opportunity could be reduced or eliminated if these competitors develop and commercialize anti-depressant medications or other treatments that are safer or more effective than Deep TMS, or are offered at more competitive prices, are more easily administered to patients or are otherwise more attractive to our customers and patients. At any time, these and other potential market entrants may develop treatment alternatives that may make Deep TMS less competitive.

We also note that competition varies based on the indication, and some of the indications we are advancing may face marketability challenges based on existing treatment options. For example, there are a variety of smoking cessation products currently available on the market, including nicotine patch treatment. Electronic cigarettes, or e-cigarettes, are also widely available substitutes for tobacco smoking. Deep TMS for smoking cessation may not be a marketable alternative to these existing options, particularly to the extent smokers need to pay out-of-pocket given the unavailability of reimbursement for this indication.

In addition, our competitors may have more established distribution networks than we do (including but not limited to exclusivity or other arrangements with large clinic networks), or may be acquired by enterprises that have more established distribution networks than we do. Our competitors may also develop and patent processes or products earlier than we can or obtain domestic or international regulatory clearances or approvals for competing products more rapidly than we can, which could impair our ability to develop and commercialize similar products. Furthermore, our educational efforts to distinguish between Deep TMS and traditional TMS may be limited, and our competitors may thereby succeed in obtaining regulatory pathways for their products based on our clinical data without having to invest in clinical trials themselves. In addition, we compete with our competitors to engage the services of independent distributors outside the United States, both those presently working with us and those with whom we hope to work as we expand.

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

We may be unable to predict future growth related to Deep TMS for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, smoking addiction, and other psychiatric indications because some of these disorders are inherently difficult to diagnose and there are frequent co-morbidities (overlap) in these disorders that complicate treatment methods. Diagnosis for psychiatric disorders, such as MDD and OCD, is based on an individual’s reported experiences and mental status examination, and accordingly is subject to significant error. For example, it is estimated that about half of the individuals in the United States who experience a major depressive episode annually are not diagnosed correctly. In addition, there is a rising trend in which primary care providers, rather than mental health professionals, prescribe anti-depressant medications. Primary care providers often prescribe anti-depressants without a psychiatric diagnosis of disease. In 73% of visits in which a primary care provider prescribed an anti-depressant, patients did not have a psychiatric diagnosis. Without a psychiatric diagnosis, treatment cannot be tailored to the underlying condition. Accordingly, a significant portion of MDD patients that are considered treatment-resistant may be unresponsive to first-line treatment as a result of incorrect diagnosis, and any such patients may not respond to Deep TMS treatment. In addition, the H-Coils for our Deep TMS systems may prove to be interchangeable and clinicians may be able to treat patients with multiple disorders in the same procedure. With respect to comorbidities, there is a high rate of tobacco use amongst patients suffering from mental health conditions such as depression and anxiety. Approximately 3 of every 10 cigarettes smoked by adults in the United States are smoked by persons with mental health conditions. As a result of the foregoing factors, the addressable market for Deep TMS for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, and smoking addiction, may be smaller than we currently anticipate, and predictions for our future growth may prove to be inaccurate. This may have a materially adverse effect on our future results of operations.

We may be unable to manage our anticipated growth effectively, which could make it difficult to execute our business strategy.

We have been growing rapidly and have a relatively short history of operating as a commercial-stage company. We intend to continue to grow our business operations and may experience periods of rapid growth and expansion. This anticipated growth could create a strain on our organizational, administrative and operational infrastructure, including our supply chain operations, quality control, technical support and customer service, sales force management and general and financial administration. These risks increase as we expand into new countries, each requiring varied and often time-consuming regulatory challenges. We may be unable to maintain the quality, regulatory infrastructure, or delivery timelines, of our products or customer service or satisfy customer demand if our business grows too rapidly. Our ability to manage our growth properly will require us to continue to improve our operational, financial and management controls, and our reporting systems and procedures. We may implement new enterprise software systems in a number of areas affecting a broad range of business processes and functional areas. The time and resources required to implement these new systems is uncertain and failure to complete this in a timely and efficient manner could harm our business.

As our commercial operations and sales volume grow, we will need to continue to increase our workflow capacity for our supply chain, regulatory expansion, customer service, training and education personnel, billing, accounting reporting and general process improvements and expand our internal quality assurance program, among other things. Our current work force may not be sufficient to handle our expanding growth and we will be required to expand and train these personnel as we increase our sales efforts. We may not successfully implement these increases in scale or the expansion of our personnel, which could harm our business.

If we are unable to successfully expand our sales and customer support team and adequately address our customers’ needs, it could negatively impact revenues and market acceptance of Deep TMS and we may never generate sufficient revenues to achieve or sustain profitability.

As of December 31, 2021, we had 118 employees, including 49 employees in sales and marketing. Our operating results are directly dependent upon the sales and marketing efforts of our sales and customer support team and, to a lesser extent, on our independent third party distributors outside of the United States. If our employees or our independent distributors fail to adequately promote, market and sell or lease our Deep TMS systems, our revenues could significantly decrease and/or fail to meet our targets.

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

Third-party payers are increasingly examining the medical necessity and cost effectiveness of medical products and services, in addition to safety and efficacy. Significant uncertainty exists as to the reimbursement status of any newly approved (or cleared) products or therapies, such as Deep TMS for smoking addiction, which represent novel approaches to treatment of a disease, addiction, or condition. Even if a third-party payer covers a particular treatment that uses Deep TMS, the resulting reimbursement rate may not be adequate to cover a provider’s cost to purchase or lease the Deep TMS system or ensure such transaction is profitable for the provider. Reimbursement by a third-party payer may depend upon a number of factors, including the third-party payer’s determination that a treatment is neither experimental nor investigational, safe, effective, and medically necessary, appropriate for the specific patient, cost-effective, supported by peer-reviewed medical journals and included in clinical practice guidelines.

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

Medicare coverage for Deep TMS as a treatment for MDD generally requires that certain, specified clinical criteria relating to medical necessity are met (and documented). In particular, subject to variations by payor and locale, under applicable payor policies, Deep TMS may be covered for MDD if: (i) prescribed by a licensed physician, knowledgeable in the use of TMS (ii) as a treatment for an adult with a confirmed diagnosis of MDD and no contraindications, (iii) where there is sufficient documentation of failure of between 1 and 4 previous medication trials (depending on the relevant Medicare Administrative Contractor policy). Other relevant coverage factors considered under these policies include resistance to treatment with psychopharmacologic agents for depression, history of response to repetitive TMS, and whether the individual is a candidate for electroconvulsive therapy (ECT) and TMS is less burdensome to the patient.

Reimbursement for Deep TMS as an MDD treatment is also generally limited to 36 treatment sessions.

In 2021 there has been emerging reimbursement coverage for Deep TMS for the treatment of OCD. While the criteria for this emerging Deep TMS for OCD coverage varies with each payer, generally, coverage requires the failure of a combination of between two and four medication trials of two different classes, for specified periods, and may also require a trial of psychotherapy, before qualifying for reimbursement. Maintaining the reimbursement coverage obtained during 2021 and obtaining coverage from additional payers may be difficult, and payers may condition coverage subject to satisfaction of varied criteria.

Obtaining adequate reimbursement of Deep TMS for smoking addiction, or for any future indications, as applicable, may be difficult. Currently, there is no third-party coverage of Deep TMS as a treatment for smoking addiction, as payors that have evaluated Deep TMS for smoking addiction coverage have not yet concluded that it is a reasonable and necessary therapy for smoking addiction. We are working to gather and submit additional clinical data in order to sufficiently demonstrate the efficacy of Deep TMS for the treatment of smoking addiction. These efforts may be expensive and time-consuming. Therefore, it may take significant time to obtain sufficient reimbursement coverage of Deep TMS for smoking addiction. We may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement compared to existing approved biologics and other therapies. There may be significant delays in obtaining coverage and reimbursement for newly approved therapies in the United States, and coverage may be more limited than the indications for which the product is approved by the FDA or similar regulatory authorities outside the United States. Further, there is no guarantee that Deep TMS will ever be adequately covered or reimbursed for smoking addiction, if at all, or any other future indication for which we obtain authorization, if any. Nonetheless, the availability of reimbursement coverage in any given indication is not always the exclusive path to commercialization, and we may pursue and/or develop cash-pay, corporate wellness programs, and/or other alternate models in order to monetize these indications.

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

Outside of the United States, reimbursement systems vary significantly by country. Many foreign markets have government-managed healthcare systems that govern reimbursement for psychiatric treatments and procedures and certain markets, including Japan, impose additional criteria that must be met (such as the need for approval by sometimes insular medical societies) before coverage may be practically obtained even on approved procedures. Additionally, some foreign reimbursement systems provide for limited payments in a given period and therefore result in extended payment periods. If adequate levels of reimbursement from third-party payers outside of the United States, including Japan, are not obtained, international sales and lease transactions for the Deep TMS system may not materialize or grow significantly.

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

We rely on suppliers for most of the components used in manufacturing Deep TMS, including the computer controlling the stimulator, the helmet, and the arm of the helmet, and we may not have sufficient contractual assurances for the long-term supply of these components. We now assemble our proprietary stimulator in our new-generation Deep TMS systems; however, we remain dependent on a single source third-party supplier for stimulators used in older versions of our Deep TMS system, and accordingly we must still rely on third-party suppliers for those older versions. In addition, we rely on the outsourcing company utilized for the manufacture of certain components in our newer systems, including our proprietary stimulator and various other components. For us to be successful, our suppliers and contract manufacturer must be able to provide us with components in sufficient quantities, in compliance with quality and regulatory requirements, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. While these suppliers have generally met our demand requirements on a timely basis in the past, their ability, and willingness to continue to do so going forward may be limited for several reasons, including our lack of long-term agreements with those suppliers, our relative importance as a customer of those suppliers, or, as applicable, their ability to produce the components for or provide assembly services to manufacture our Deep TMS systems. An interruption in our commercial operations could occur if we encounter delays or difficulties in securing these components, if we cannot obtain an acceptable substitute. In addition, we have experienced, and may continue to experience, more general supply chain issues, which are in part related to, or exacerbated by, the COVID-19 pandemic. See “—Our operations could be adversely affected by the global supply chain disruptions.”

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

We currently market and sell Deep TMS systems outside of the United States in various countries and/or intend to market and expand the commercialization of Deep TMS in other markets, including Canada, Europe, Australia, and various Middle Eastern, Central/South American, and Asian countries.

We are assessing the opportunity to expand into other international markets. However, our expansion plans may not be realized, or if realized, may not be successful. We expect each market to have particular regulatory hurdles to overcome, and future developments in these markets, including the uncertainty relating to governmental policies and regulations, could harm our business.

The sale, lease, and shipment of the Deep TMS system across international borders, as well as the purchase of components and products from international sources, subjects us to extensive U.S. and other foreign governmental trade, import, export, regulatory, and customs regulations and laws. Compliance with these regulations and laws is costly and exposes us to penalties for non-compliance. We expect our international activities will be dynamic over the foreseeable future as we continue to pursue opportunities in international markets. Our international business operations are subject to a variety of risks, including:

●	difficulties in staffing and managing foreign and geographically dispersed operations, to the extent we establish non-U.S. operations;

●	differing and multiple payer reimbursement regimes, government payers or patient self-pay systems;

●	difficulties in determining and creating the proper sales pathway in new, international markets;

●	compliance with various U.S. and international laws, including export control laws and the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) and similar international laws, and anti-money laundering laws;

●	differing regulatory requirements for obtaining marketing authorizations for our products in non-U.S. jurisdictions;

●	changes in, or uncertainties relating to, foreign rules and regulations that may impact our ability to sell our products, perform services or repatriate profits to the United States;

●	tariffs and trade barriers, export regulations, sanctions, and other regulatory and contractual limitations on our ability to sell our products in certain foreign markets;

●	potential adverse tax consequences, including imposition of limitations on or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries or joint ventures;

●	imposition of differing labor laws and standards;

●	armed conflicts or economic, political, and/or social instability in foreign countries and regions;

●	fluctuations in foreign currency exchange rates;

●

supply lags, inefficiencies, difficulty managing expenses in our local currency in the event that its value diverges from that of the currencies of the jurisdictions where we earn income, and other risks created by any sourcing, manufacture, assembly and/or production of our products/components outside of the U.S., while commercial activities are largely focused in the U.S.

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

We rely, and expect to rely in the future, on a network of third-party distributors to market and distribute our products in international markets. We are assessing the opportunity to continue expanding into other international markets. We may face significant challenges and risks in managing a geographically dispersed distribution network. We have limited ability to control any third-party distributors and agents. Our distributors and agents may be unable to successfully market, lease, and sell our products and may not devote sufficient time and resources to support the marketing, sales, education, and training efforts that we believe enable the products to develop, achieve or sustain market acceptance. Additionally, in some international jurisdictions, we rely on our distributors to manage the regulatory process, while complying with all applicable rules and regulations, and we are dependent on their ability to do so effectively. In addition, if a dispute arises with a distributor or if a distributor is terminated by us or goes out of business, it may take time to locate an alternative distributor, to seek appropriate regulatory approvals with the new distributor and to train new personnel to market our products, and our ability to sell those systems in the region formerly serviced by such terminated distributor could be harmed. Any of these factors could reduce our revenues from affected markets, increase our costs in those markets or damage our reputation. In addition, if an independent distributor or agent were to depart and be retained by one of our competitors, we may be unable to prevent that distributor or agent from helping competitors solicit business from our existing customers, which could further adversely affect our sales. As a result of our reliance on third-party distributors and agents, we may be subject to disruptions and increased costs due to factors beyond our control, including labor strikes, third-party error, and other issues. During the COVID-19 global pandemic, our distributors have faced operational challenges, clinic closures due to governmental quarantine mandates and various other financial and operational difficulties. We believe that these difficulties have limited our ability to penetrate these markets. If the services of any of these third-party distributors and agents become unsatisfactory, we may experience delays in meeting our customers’ demands, and we may be unable to find a suitable replacement on a timely basis or on commercially reasonable terms. Any failure to deliver products in a timely manner may damage our reputation and could cause us to lose potential customers.

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

Our business exposes us to potential product liability claims that are inherent in the testing, manufacture, and sale of medical devices for the treatment of MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, smoking addiction, and other potential indications. Our treatments are designed for patients who suffer from significant psychiatric, neurological disorders, and addictions, and these patients are more likely to experience significant adverse health outcomes, which could increase the risk of product liability lawsuits. Furthermore, if physicians and other operators are not sufficiently trained in the use of our Deep TMS systems, they may misuse or ineffectively use our system, which may result in unsatisfactory patient outcomes. We could become the subject of product liability lawsuits alleging that component failures, malfunctions, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information resulted in an unsafe condition or injury to

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

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include public liability, employer's liability, property, third party liability, umbrella, workers’ compensation, products and clinical trial liability, and directors’ and officers’ insurance. We do not know, however, if these policies will provide us with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

We bear the risk of warranty claims on our products.

We bear the risk of warranty claims on the products we supply, often for the entire contract term for systems which are leased, and generally for one year for Deep TMS systems we sell to customers. There can be no assurance that we will have sufficient funds, devices, components and/or personnel to cover future warranty claims. We may not be successful in claiming recovery of relevant components from our suppliers or vendors in the event of a successful warranty claim against us by a customer or that any recovery from such vendor or supplier would be adequate. In addition, warranty claims brought by our customers related to third-party components may arise after our ability to bring corresponding warranty claims against such suppliers expires, which could result in costs to us.

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

Our operations could be affected in the event of further COVID-19 global pandemic outbreaks.

The COVID-19 global pandemic outbreaks have led governments and authorities around the globe to take various precautionary measures in order to limit the spread of the virus, including government-imposed quarantines, lockdowns, and other public health safety measures, which have had major effects on the global markets and its economy, including on the availability and pricing of materials, manufacturing and delivery efforts, sales to existing and potential customers and leads, collections from accounts, and other aspects of the global economy. In 2021 these effects continued, albeit to a lesser extent than seen during the initial onset of the pandemic in 2020, in areas impacted by outbreaks of the Delta and Omicron variants of the virus which resulted in less commercial activity than could have otherwise been achieved. Additionally we continue to experience supply chain and shipping delays, shortages and challenges forcing us to adapt our production line, forecasting and other logistical processes to address these challenges. Further outbreaks of the COVID-19 global pandemic could exacerbate disruptions to production, cause additional delays in the supply and delivery of products used in our operations, further divert the attention and efforts of the medical community to coping with the  pandemic, impact our ability to recruit subjects for ongoing and planned clinical trials, disrupt the marketplace in which we operate, and may have a material adverse effects on our operations, sales, revenues, collection from accounts and ability to raise funds. Our third-party suppliers source certain components and materials of our Deep TMS systems from Asia and other countries, and any continued spreading of the pandemic may adversely impact their development, manufacture, and supply processes. In addition, treatment sessions conducted with our Deep TMS system, which are generally scheduled or non-emergency procedures, may be postponed to the extent hospitals and healthcare centers shift resources to patients affected by any further outbreaks of the pandemic. The extent to which the COVID-19 global pandemic impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including further outbreaks of existing or new variant strains, new information which may emerge concerning the nature and effects of the pandemic, and/or any governmental mandates or other similar actions instituted to contain the virus or treat its impact, among others. Moreover, the COVID-19 global pandemic has caused substantial adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that this or any other epidemic causes further harms to the global economy.

Our operations could be adversely affected by the global supply chain disruptions

We have experienced, and may continue to experience, disruptions to the transportation channels used in our supply chain and distribution operations, including increased airport and shipping port congestion, a lack of transportation capacity, increased fuel expenses, import or export controls or delays, and labor disputes or shortages. Transport operators are exposed to various risks, such as extreme weather conditions, natural disasters, work stoppages, personnel shortages, and operating hazards, as well as interstate and international transportation requirements. If we experience transportation problems, or if there are other significant changes in the cost of these services, we may not be able to arrange efficient alternatives and timely means to obtain raw materials or ship products to our customers. Disruptions in our container shipments may result in increased costs, including the additional use of air freight to meet demand. Congestion to ports can affect previously negotiated contracts with shipping companies, resulting in unexpected increases in shipping costs and reduction in our profitability. In particular, the COVID-19 global pandemic has resulted in several disruptions and delays, as well as quantity limits and price increases, in our global transportation channels.

In the period following the onset of the pandemic, as part of the global supply chain crisis, we have seen a significant rise in the price of many of the electronic components needed for our systems. These price increases are largely attributable to supply and demand factors, and, in some cases, shortages relating to these parts across the globe. On a related point, the lead time for receiving electronic components shipped by suppliers has increased significantly amid the worldwide supply chain crisis. This has compelled us to significantly increase buffer inventory levels to ensure that future demand for our systems can be timely met. Within the broader context of electronic component supply issues, the third party we rely on for the outsourced manufacture of our newer generation systems halted production in 2021 for a period due to the shortage in PC computers which are needed for these systems. While we were able to adapt our standard manufacturing process to allow for the integration of these PC components at a later stage of the production line once inventory levels were restocked, this is illustrative of the continuing risks and challenges posed by the worldwide supply chain crisis. These risks may be further exacerbated in light of geopolitical events, including the recent outbreak of war in Ukraine in February 2022.

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

The recent supply chain backlog has caused a dramatic rise in the cost of delivery of our systems, including sharp increases in air freight cost. The heavy weight of our systems translates into a significant increase in the amount we spend on shipping our systems to customers, which also requires additional labor on the part of our logistical staff to obtain multiple competitive shipping quotes from a variety of carriers in the industry. Any exacerbation or continuation of these shipping cost pressures may cause corresponding pressures on the pricing of our products which can have an adverse impact on our customers and their ability to purchase our systems.

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

As part of our business we may receive and process information about our customers, partners and, potentially, their patients, including protected health information (PHI), and we may configure our devices to collect, transmit or store or contract with third parties to collect, transmit or store our customers’ data, including PHI. PHI, a subset of “individually identifiable information,” is defined under the federal level by the Health Insurance Portability and Accountability Act of 1996 (HIPAA), as amended by the Health Information and Technology for Economic and Clinical Health Act of 2009 (HITECH), including applicable implementing regulations. HIPAA, along with various analogous laws at the state level, governs the protection and confidentiality of PHI, and other sensitive information, as applicable (as more fully described below). To the extent we, or third parties we contract with, collect, store or transfer PHI, we may be required to safeguard PHI in accordance with HIPAA. Furthermore, to the extent we qualify as a business associate under HIPAA, we may be directly subject to HIPAA’s Privacy Rule.

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

To finance any acquisitions, investments or strategic alliances, we may choose to issue Ordinary Shares, ADSs or other equity-linked securities as consideration, which could dilute the ownership of our shareholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of the Ordinary Shares or ADSs is low or volatile, we may be unable to consummate any acquisitions, investments or strategic alliances using our shares as consideration.

Risks Related to Employee Matters

If we are not able to retain our key management, or attract and retain qualified scientific, technical, and business personnel, our ability to implement our business plan may be adversely affected.

Our success largely depends on the skill, experience, and effort of our senior management. The loss of the service of any of these persons, including Dr. David Zacut, the chairman of our board of directors, Christopher R. von Jako, our President and Chief Executive Officer, R. Scott Areglado, our Senior Vice President and Chief Financial Officer, Hadar Levy, our Senior Vice President and General Manager of North America, and Dr. Yiftach Roth, our Chief Scientist, would likely result in a significant loss in the knowledge and experience that we possess and could significantly delay or prevent successful product development and other business objectives. Our ability to achieve our strategic growth plans depends in part on our ability to recruit and maintain a talented sales and operations team members. New hires are often subject to a time intensive educational onboarding period before they can successfully identify potential customer leads and close sales. This can lead to delays before we can ramp up our commercial initiatives and achieve sales targets. It can also divert attention from our existing sales leadership and personnel who are needed to train these new hires. Additionally, we have experienced certain challenges in hiring and/or maintaining employees that we believe are related to the "Great Resignation," also known colloquially as the "Big Quit," which describes an economic trend characterized by employees voluntarily resigning from their jobs en masse, beginning in early 2021, primarily in the United States. An article published in the Harvard Business Review on September 15, 2021 cited U.S. Bureau of Labor Statistics finding that 4 million Americans quit their jobs in July 2021. It found differences in turnover rates between companies in different industries, with 3.6% more health care employees quitting their jobs than in the previous year and, in technology, resignations increased by 4.5%. As we operate in both the health care and technology fields, we have not been immune to this larger trend, and while our overall workforce increased over the past year, we also experienced employee turnover, including in our salesforce, thus impacting our ability to ramp up our sales and marketing force as quickly as would have otherwise been possible. There is intense competition between numerous medical device, pharmaceutical, and biotechnology companies, universities, governmental entities, and other research institutions, all of whom are seeking to employ qualified individuals in the technical fields in which we operate, and we may not be able to attract and retain the qualified personnel necessary for the successful development and commercialization of Deep TMS.

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

We received marketing authorization of our MDD and smoking addition indications through the 510(k) clearance process and have made various expansions to our MSS indication (including, in 2021, a clearance for a shortened three-minute depression protocol, and a labeling expansion for anxious depression) through subsequent 510(k) clearances. We received marketing authorization of our OCD indication through the de novo classification process but will be permitted to make changes to our system for the OCD indication through subsequent 510(k) clearances. A competitor has obtained 510(k) clearance for its TMS device for an OCD indication, using our de novo classification as a predicate device in their submission, and others may follow suit. The process of obtaining regulatory authorization to market a medical device can be costly and time consuming, and we may not be able to successfully obtain authorizations on a timely basis, if at all.

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

Even if granted, a 510(k) clearance, de novo classification, or PMA imposes substantial restrictions on how our devices may be marketed or sold, and the FDA continues to place considerable restrictions on our products and operations. For example, the manufacture of medical devices must comply with the FDA’s Quality System Regulation (QSR). In addition, manufacturers must register their manufacturing facilities, list the products with the FDA, and comply with requirements relating to labeling, marketing, complaint handling, adverse event and medical device reporting, reporting of corrections and removals, and import and export restrictions. The FDA monitors compliance with the QSR and these other requirements through periodic inspections. If our facilities or those of our suppliers are found to be in violation of applicable laws and regulations, or if we or suppliers fail to take satisfactory corrective action in response to an adverse inspection, the regulatory authority could take enforcement action, including any of the following sanctions: untitled letters, warning letters, fines, injunctions, consent decrees, and civil penalties; customer notifications or repair, replacement, refunds, recalls, detention or seizure of our products; operating restrictions or partial suspension or total shutdown of production; refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products; withdrawing 510(k) marketing clearances or PMA approvals that have already been granted; refusing to provide Certificates for Foreign Government; refusing to grant export approval for our products; or pursuing criminal prosecution. Any of these sanctions could impair our ability to produce or commercialize our products in a cost-effective and timely manner in order to meet our customers’ demands and could have a material adverse effect on our reputation, business, results of operations, and financial condition. We may also be required to bear other regulatory compliance costs or take other actions that may have a negative impact on our sales and our ability to generate profits.

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

Modifications to our Deep TMS systems and treatments may require new 510(k) clearances, de novo classification or PMA, and may require us to cease marketing or recall the modified products until authorizations are obtained.

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

Deep TMS system has been authorized for marketing by the FDA only for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, and smoking addiction indications. We train our commercial organization to not promote our products for uses outside of the FDA-authorized indications for use, known as “off-label uses.” However, we cannot guarantee that all of our employees, representatives, and agents will abide by our marketing policies. If the FDA determines that our promotional materials, training or other marketing activities constitute promotion of an off-label or unapproved use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as laws prohibiting false claims for reimbursement.

Moreover, even if we, and all our employees, contractors, and agents, market our products in compliance with applicable FDA regulations, such regulations do not apply to the practice of medicine, and we cannot prevent a physician from prescribing and/or using our products off-label when, in the physician’s independent professional medical judgment, he or she deems it appropriate. Similarly, we cannot prevent patients from using our products off-label. There may be increased risk of injury to patients if physicians attempt to prescribe, or patients attempt to use, Deep TMS off-label. Furthermore, the use of Deep TMS for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD or smoking addiction other than as stated on product labeling, or for indications other than those authorized by the FDA, may not be effective to treat such conditions, which could harm our reputation in the marketplace among physicians and patients. There are similar risks if Deep TMS is used off-label with respect to non-U.S. regulatory approvals.

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
●

the federal civil False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment of federal government funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. Private individuals, commonly known as “whistleblowers,” can bring civil False Claims Act qui tam actions, on behalf of the government and such individuals and may share in amounts paid by the entity to the government in recovery or settlement. False Claims Act liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of $11,665 to $23,607 per false or fraudulent claim or statement. The government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim under the federal civil False Claims Act. Many pharmaceutical and medical device manufacturers have been investigated and have reached substantial settlements under the federal civil False Claims Act in connection with alleged off-label promotion of their products and allegedly providing free products to customers with the expectation that the customers would bill federal health care programs for the product. In addition, manufacturers can be held liable under the federal civil False Claims Act even when they do not submit claims directly to government payers if they are deemed to “cause” the submission of false or fraudulent claims. There are also criminal penalties, including imprisonment and criminal fines, for making or presenting false, fictitious or fraudulent claims to the federal government;

●	HIPAA, which created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payers, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statements or representations, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal healthcare Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

●	the federal Physician Payments Sunshine Act under PPACA which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the United States Department of Health and Human Services, Centers for Medicare and Medicaid Services, information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and applicable manufacturers and group purchasing organizations, as well as ownership and investment interests held by physicians and their immediate family members. Since January 2022, applicable manufacturers are also required to report information regarding payments and transfers of value provided to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives;

●	HIPAA, as amended by HITECH, and their respective implementing regulations, which imposes privacy, security, and breach reporting obligations with respect to PHI, upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, and their respective business associates that perform services on their behalf that involve PHI. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make HIPAA compliance as well as civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions; and

●	analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers or patients; state laws that require device companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and local laws that require the licensure of sales representatives; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; data privacy and security laws and regulations in foreign jurisdictions that may be more stringent than those in the United States (such as the EU, which adopted the General Data Protection Regulation, which became effective in May 2018); state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and state laws related to insurance fraud in the case of claims involving private insurers.

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

Some of the provisions of the PPACA have yet to be implemented, and there have been judicial and Congressional challenges to modify, limit, or repeal certain aspects of the PPACA since its enactment and have continued to evolve. During his presidency, President Trump has supported the repeal of all or portions of the PPACA, and in January 2017, he signed Executive Orders designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA to the maximum extent permitted by law. Due to such efforts, certain elements of the PPACA have been invalidated or suspended, which has, in turn, led to additional challenges against the law as a whole. For example, the Tax Cuts and Jobs Act of 2017 included a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. As a result, there is significant uncertainty regarding future healthcare reform and its impact on our operations. In December 2018, a district court in Texas held that the individual mandate is unconstitutional and that the rest of the PPACA is, therefore, invalid. On appeal, the Fifth Circuit Court of Appeals affirmed the holding on the individual mandate but remanded the case back to the lower court to reassess whether and how such holding affects the validity of the rest of the PPACA. The Fifth Circuit’s decision on the individual mandate was appealed to the U.S. Supreme Court. On June 17, 2021, the Supreme Court held that the plaintiffs (comprised of the state of Texas, as well as numerous other states and certain individuals) did not have standing to challenge the constitutionality of the PPACA’s individual mandate and, accordingly, vacated the Fifth Circuit’s decision and instructed the district court to dismiss the case. As a result, the PPACA will remain in-effect in its current form for the foreseeable future; however, we cannot predict what additional challenges may arise in the future, the outcome thereof, or the impact any such actions may have on our business.

The Biden administration also introduced various measures in 2021 focusing on healthcare and drug pricing, in particular. For example, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the PPACA marketplace, which began on February 15, 2021, and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the PPACA. On the legislative front, the American Rescue Plan Act of 2021 was signed into law on March 11, 2021, which, in relevant part, eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source drugs and innovator multiple source drugs, beginning January 1, 2024. And, in July 2021, the Biden administration released an executive order entitled, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response, on September 9, 2021, HHS released a “Comprehensive Plan for Addressing High Drug Prices” that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. And, in November 2021, President Biden announced the “Prescription Drug Pricing Plan” as part of the Build Back Better Act (H.R. 5376) passed by the House of Representatives on November 19, 2021, which aims to lower prescription drug pricing by, among other things, allowing Medicare to negotiate prices for certain high-cost prescription drugs covered under Medicare Part D and Part B after the drugs have been on the market for a certain number of years and imposing tax penalties on drug manufacturers that refuse to negotiate pricing with Medicare or increase drug prices “faster than inflation.” If enacted, this bill could have a substantial impact on our business. In the coming years, additional legislative and regulatory changes could be made to governmental health programs that could significantly impact pharmaceutical companies and the success of our product candidates. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

There is uncertainty as to what healthcare programs and regulations may be implemented or changed at the federal and/or state level in the U.S. or the effect of any future legislation or regulation. Furthermore, we cannot predict what actions the Biden administration will implement in connection with the PPACA.

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

Our success depends, in part, on our ability to obtain sufficient patent protection and/or licensing rights for Deep TMS (including, but not limited to, the various H-Coils utilized in our devices and various product features/capabilities), maintain the confidentiality of our trade secrets and know how, operate without infringing on the proprietary rights of others, and prevent others from infringing our proprietary rights. Our success also depends, in part, on the ability of the U.S. Public Health Service, or PHS, which refers collectively to the National Institutes of Health, or NIH, the Centers for Disease Control and Prevention, and the FDA, as agencies of the PHS within the United States Department of Health and Human Services, or the DHHS, and Yeda Research and Development Company Ltd., or Yeda, the technology transfer arm of the Weizmann Institute of Science, from whom we license essential intellectual property upon which Deep TMS technology is based, to obtain sufficient patent protection for such intellectual property, maintain the confidentiality of related trade secrets and know how, operate without infringing on or violating the proprietary rights of others, and prevent others from infringing or violating the Company’s owned and/or in-licensed intellectual property.

We and our licensors try to protect our proprietary position by, among other things, filing U.S., European, and other patent applications related to Deep TMS, as well as inventions and improvements that may be important to the continuing development of Deep TMS. While we generally apply for patents in those countries where we intend to make, have made, use, sell, or import patented products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. In addition, we cannot assure you that:

●	any of our future processes or product indications will be patentable or enforceable even if patented;

●	our processes or product indications will not infringe upon the patents of third parties; or

●	we will have the resources to defend against charges of patent infringement or other violation or misappropriation of intellectual property by third parties or to protect our own intellectual property rights against infringement, misappropriation or violation by third parties.

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

Patent rights are territorial; thus, the patent protection we do have exists only in those countries in which we have issued patents. Even so, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of the United States and the European Union. Therefore, we cannot assure you that the patents issued, if any, as a result of our foreign patent applications will have the same scope of coverage as our U.S. patents. Competitors may successfully challenge our patents, produce similar products that do not infringe our patents, or produce products in countries where we have not applied for patent protection or that do not respect our patents. Furthermore, it is not possible to know the scope of claims that will be allowed in published applications and it is also not possible to know which claims of granted patents, if any, will be deemed enforceable in a court of law.

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

However, our business interests may change, or our licensors may disagree with the scope of our license grants. In such cases, litigation could result impeding our ability to commercialize the technology, or such licensing arrangements may result in the development, manufacturing, marketing, and sale by our licensors of products substantially similar to our products, causing us to face increased competition, which could reduce our market share and significantly harm our business, results of operations and prospects.

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

We have in-licensing agreements with the PHS and Yeda. There is no assurance that the in-licenses or related rights on which we base our technology will not be terminated or expire due to a material breach of the underlying agreements or some other failure to meet the terms of agreement, such as a failure on our part to make certain progress milestone payments set forth in the terms of the licenses or to comply with manufacturing obligations under these agreements. There is no assurance that we will be able to renew or renegotiate our license agreements on acceptable terms if and when such agreements terminate. We cannot guarantee that any in-license is enforceable or will not be terminated in the future. The termination of any in-license or our inability to practice such technology and/or to enforce our rights under any in-license would materially and adversely affect our ability to commercialize our Deep TMS.

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

Our license agreement with Yeda was made within the context of research we commissioned at the Weizmann Institute involving Deep TMS. This agreement provides for in-licensed rights relating to our second and third families of patent applications, which cover additional characteristics of Deep TMS (including several Deep TMS coils, multi-channel stimulation, and methods of use), as well as in-licensed rights to rotational field TMS, which involves the perpendicular placement of two coils over the head operated with a phase lag which causes a rotating induced electric field that enables stimulation of neurons in various orientations.

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

No material limits have been placed on the license held by the U.S. government for its own (or for its treaty partners’ or agreement counter-parties’) benefit, and it is possible that the U.S. government, a foreign government or an international organization could even commercialize a product on the basis of this license and the related technology. We cannot provide assurance that these rights will not be exploited in a manner that infringes upon our otherwise exclusive license to the PHS-owned patents, that does not develop or advance products that compete with our own, or that does not otherwise adversely impact our business. Because our rights with respect to the PHS-owned patents are critical to Deep TMS-based technologies and systems, any unexpected consequences from the U.S. government’s or other third party’s exploitation of such rights could have an adverse impact on the market for Deep TMS and, hence, on our business, financial condition, and results of operations.

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

The development, manufacture, use, offer for sale, sale or importation of Deep TMS may infringe on the claims of third-party patents or violate other intellectual property rights. The nature of claims contained in unpublished patent filings around the world is unknown to us and it is not possible to know which countries patent holders may choose for the extension of their filings under the Patent Cooperation Treaty, or other mechanisms. Therefore, there is a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued. The cost to us of any intellectual property litigation or other infringement proceeding, even if resolved in our favor, could be substantial. Any claims of patent infringement, even those without merit, could be expensive and time consuming to defend; cause us to cease making, licensing or using products that incorporate the challenged intellectual property; require us to redesign, reengineer or rebrand Deep TMS, if feasible; cause us to stop from engaging in normal operations and activities, including developing and new indications for Deep TMS; and divert management’s attention and resources. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation or defense of intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Intellectual property litigation and other proceedings may also absorb significant management time. Consequently, we may not be able to manufacture, use, offer for sale, sell or import our Deep TMS systems in the event of an infringement action.

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

In addition to infringement claims against us, we may become a party to other patent litigation or proceedings before regulatory agencies, including post-grant review, inter parties review, interference or re-examination proceedings filed with the U.S. Patent and Trademark Office that challenge our patent rights or the patent rights of our licensors. The costs of defending our patents or enforcing our proprietary rights in post-issuance administrative proceedings can be substantial and the outcome can be uncertain. An adverse determination in these proceedings could weaken or invalidate the patent claims that cover our technology and Deep TMS, which could harm our business significantly and dissuade companies from collaborating with us or permit third parties to directly compete with the same technology.

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

While a substantial portion of our revenues is and will continue to be generated in U.S. dollars, we incur a significant portion of our expenses in currencies other than U.S. dollars, such as NIS. Likewise, our financial records are maintained in U.S. dollars, while many of our expenses are incurred in NIS. As a result, our financial results have been and may continue to be affected by fluctuations in the applicable exchange rates of currencies in the U.S., Israel, and other countries in which our products and services may be sold.

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

Members of our senior management and key employees reside in Israel, and although most of them are no longer required to perform reserve duty, some may be required to perform annual military reserve duty, and may be called for active duty under emergency circumstances at any time. Our operations could be disrupted by the absence for a significant period of time of one or more of these officers or key employees due to military service. Any such disruption could adversely affect our business, results of operations, and financial condition.

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

We are incorporated in Israel. Directors and some members of our management reside in Israel (and most of our assets reside outside of the United States). Therefore, a judgment obtained against us or any of these persons in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States, and may not be enforced by an Israeli court. It may also be difficult to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.

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

Our officers, directors, and entities affiliated with certain of our directors beneficially own or control, directly or indirectly, approximately 19.0% of our outstanding Ordinary Shares as of April 11, 2022. Accordingly, these persons are able to significantly influence, though not independently determine, the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors, and the outcome of any proposed merger or consolidation of our company. These interests may not be consistent with those of our other shareholders. In addition, these persons’ significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our Ordinary Shares.

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

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

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

ADS holders will not have the same voting rights as the holders of our Ordinary Shares and may not receive voting materials in time to be able to exercise their right to vote.

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

We do not have any current plans to pay dividends in the near term

We do not have any current plans to pay any cash dividends in the near term. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of the ADSs will be the investors’ sole source of gain for at least the next several years. In addition, Israeli law limits our ability to declare and pay dividends, and may subject us to certain Israeli taxes. For more information, see “Dividend Policy.”

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

As a foreign private issuer whose shares are listed on The Nasdaq Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of The Nasdaq Global Market. Pursuant to the “foreign private issuer exemption”:

●	we established a quorum requirement such that the quorum for any meeting of shareholders is two or more shareholders holding at least 33 1/3% of our voting rights, which complies with Nasdaq requirements; however, if the meeting is adjourned for lack of quorum, the quorum for such adjourned meeting will be two or more shareholders, having any percentage of our voting rights;

●	we also follow Israeli corporate governance practice in lieu of Nasdaq Marketplace Rule 5635(c), which requires shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the shares or assets of another company), and prior to an issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants. By contrast, under the Israeli Companies Law, shareholder approval is required (subject to certain limited exceptions) for, among other things: (a) transactions with directors concerning the terms of their service (including indemnification, exemption, and insurance for their service or for any other position that they may hold at a company); (b) extraordinary transactions with controlling shareholders of publicly held companies; (c) terms of office and employment or other engagement of a controlling shareholder, if any, or such controlling shareholder’s relative; (d) approval of transactions with the company’s Chief Executive Officer with respect to his or her compensation, whether in accordance with the approved compensation policy of the company or not, or transactions with officers of the company not in accordance with the approved compensation policy; (e) approval of the compensation policy of the company for office holders and (f) certain private placements involving the issuance of 20% or more of our total voting rights, or private placements as a result of which a person will become a controlling shareholder of the company. In addition, under the Israeli Companies Law, a merger requires approval of the shareholders of each of the merging companies; and

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

As a public company whose ADSs are listed in the United States, and particularly after we no longer qualify as an emerging growth company and/or lose our foreign private issuer status, we may incur accounting, legal and other expenses that we did not incur prior to our listing on Nasdaq and registration with the SEC, including costs associated with our reporting requirements under the Exchange Act. We also anticipate that we may incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), as well as rules implemented by the SEC and The Nasdaq Global Market, and provisions of Israeli corporate law applicable to public companies, and the rules of the TASE. These rules and regulations may increase our legal and financial compliance costs, introduce new costs such as investor relations, increased insurance premiums and stock exchange listing fees, and may make some activities more time-consuming and costly. Our board members and other personnel may need to devote a substantial amount of time to these initiatives. We are constantly evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

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

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of the ADSs and Ordinary Shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of the ADSs and Ordinary Shares.

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

Our legal and commercial name is BrainsWay Ltd. We are a public company that was incorporated under the laws of the State of Israel in November 2006. We completed our initial public offering on the TASE in January 2007, and in April 2019 we completed the listing of our ADSs on The Nasdaq Global Market. Our Ordinary Shares are currently listed on the TASE under the symbol “BWAY”, and our ADSs are currently listed on The Nasdaq Global Market under the symbol “BWAY”. Our Israel-based principal executive offices are located at 19 Hartum Street, Bynet Building, 3rd Floor, Har HaHotzvim, Jerusalem 9777518, Israel, and our telephone number is +972-2-582-4030. We also have U.S. offices located in Boston and New Jersey. Our registered agent in the United States is BrainsWay USA, Inc. The address of BrainsWay USA, Inc. is 1 Van de Graaf Drive, Burlington, MA 01803.

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

Our capital expenditures for the years ended December 31, 2021, 2020, and 2019 were approximately $2.2 million, $2.5 million and $3.3 million respectively. Our current capital expenditures primarily involve purchase of equipment and system components in both Israel and the United States Our research and development costs for the years ended December 31, 2021, 2020 and 2019 amounted to $6.3 million, $5.8 million and $7.9 million, respectively. These research and development costs primarily consisted of expenses incurred in connection with the development of our existing and future indication pipeline, and the development of our Deep TMS system. We expect our capital expenditures and research and development costs to remain significant as we continue our research and development efforts and advance our existing and planned clinical pipeline, in the United States and other strategic markets. We anticipate our capital expenditures and research and development costs in 2022 to be financed from our existing cash and cash equivalents, including the proceeds from the follow-on underwritten public offering of ADSs closed on February 25, 2021. For the near future, our investments will mainly remain in the United States and Israel, where our operations and research and development facilities are currently located.

B.	Business Overview

BrainsWay is a leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. We are dedicated to leading through superior science and building on our substantial body of clinical evidence. We are the first and only TMS company to obtain from the U.S. Food and Drug Administration (FDA) three cleared indications backed by pivotal studies demonstrating clinically proven efficacy. Current indications include MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder (OCD), and smoking addiction.

We have also received CE Mark for a variety of psychiatric and neurological indications. We are focused on increasing global awareness of and broad access to Deep TMS. Deep TMS uses magnetic pulses to stimulate neurons and consequently modulates the physiological activity of the brain. Our technology can either increase brain activity in neuronal networks which are hypoactive, or alternatively decrease brain activity in neuronal networks which are hyperactive. Our proprietary electromagnetic coils, which we refer to as H-Coils, are designed to safely stimulate deep and broad brain regions, which we believe provides an advantage over other available TMS products, which we refer to collectively as Traditional TMS, that generally use a “figure 8” design. In the United States, we sell our Deep TMS system for the treatment of MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression) and OCD and have recently began marketing our products for the treatment of smoking addiction in the United States. We believe that our Deep TMS technology has the potential to be safe and effective for the treatment of a wide range of additional psychiatric, neurological, and addiction disorders. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway or planned.

MDD is a common and debilitating mental disorder characterized by physiological symptoms, such as sleep disturbance and changes in appetite, emotional symptoms, such as sadness, despair, emptiness, self-hate, and critique, and cognitive symptoms, such as difficulty concentrating, memory dysfunction, suicidal thinking, and faulty judgment of reality. According to a 2018 study cited by the World Health Organization (WHO), depression affects approximately 300 million people worldwide, with the rate of depression increasing in developed countries. The U.S. National Institute of Mental Health (NIMH) estimates that 21.0 million individuals in the United States suffer from a major depressive episode in 2020. Based on 2006-2007 data from the Sequenced Treatment Alternatives to Relieve Depression (STAR*D) study, we estimate that approximately 7 million adult MDD patients in the United States are considered treatment-resistant (i.e., do not achieve remission after four trials of anti-depressant medication), of which we estimate that approximately 6.3 million or more are currently eligible to receive reimbursement for Deep TMS from either governmental or private insurers. Assuming a course of treatment per patient of 33 treatment sessions and a price paid to us per treatment session of $70 (which is our benchmark price per treatment session), we believe our total annual addressable market opportunity for MDD in the United States is approximately $14.6 billion.

Comorbid anxiety symptoms are common in patients with major depressive disorder. Between 60-90% of patients with depression have moderate to severe anxiety. In the United States, an estimated 21.0 million adults experienced at least one major depressive episode in 2020. Considering the rate of comorbidity, we estimate that 12.6 to 18.9 million adults experience moderate to severe anxiety in addition to their primary diagnosis of depression. Common anxiety symptoms include nervousness, feelings of panic, increased heart rate, rapid breathing, sweating, insomnia, trembling, and difficulty focusing or thinking clearly. The economic burden in the United States for major depressive disorder totaled $326 billion per year between 2010 and 2018.

OCD is a common, chronic, and long-lasting disorder in which a person has uncontrollable, reoccurring thoughts (obsessions) and behaviors (compulsions) that he or she feels the urge to repeat over and over in a manner that can interfere with all aspects of life, such as work, school, and personal relationships. Based on data from the NIMH, we estimate that approximately 3.1 million adults in the United States suffer from OCD annually. We believe that approximately half of the patients (1.5 million) that have sought help would be considered treatment-resistant (i.e., not having achieved ≥30% improvement of their symptoms from medications and psychotherapy). Assuming our emerging OCD coverage ultimately reaches a target of 90% of covered lives (as with MDD), and assuming a course of treatment per patient of 29 treatment sessions and a price paid to us per treatment session of $70 (which is our benchmark price per treatment session), we believe our total addressable market opportunity for OCD in the United States is approximately $2.7 billion.

Smoking is one of the leading causes of death in developed countries. The addiction to nicotine, similar to the addiction to drugs and alcohol, involves modulation of the brain reward system and causes uncontrollable desire to smoke. 480,000 U.S. adults die from smoking each year. Cigarette smoking has been found to harm nearly every organ system in the body and is the leading cause of preventable death in the U.S. and of disease burden worldwide (Rostron, BL, Chang CM, Pechacek TF. Estimation of cigarette smoking-attributable morbidity in the United States, JAMA Intern Med. 2014;174(12):1922-1928). Approximately 34 million U.S. adults smoke cigarettes, of which 68% state they want to quit and 55% actually attempted to quit in 2018. Of those attempting to quit, 5.4 million made a serious attempt to quit (i.e., using medication). Only 15-20% of those making serious attempts to quit via medication were successful, leaving approximately between 4.3 and 4.6 million adults who made serious attempts to quit via medication who were unsuccessful. Reimbursement is not currently available for Deep TMS for smoking addiction, and it is therefore premature to assess the amount of money our customers might be able to collect from potential payers, and willing to pay us, for this indication. That said, assuming a course of treatment per patient of 18 treatment sessions, and even assuming an average price paid to us per treatment session of $50, we believe our total annual addressable market opportunity for smoking addiction in the United States is approximately between $3.9 and $4.1 billion.

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

Additionally, in April 2021, we received FDA clearance for a shorter 3-minute “Theta-Burst” protocol for our MDD treatment. In support of our successful application to the FDA for this protocol, we submitted safety and efficacy data from 146 subjects who had received either the standard Deep TMS protocol or Theta Burst Deep TMS. Clearance was obtained after it was demonstrated that subjects in both groups experienced a statistically and clinically meaningful reduction in depression scores, and the results met the equivalence criteria needed for clearance of the shorter treatment. We believe that certain patients and providers can benefit from these shorter treatment sessions and that this protocol has the potential to expand access to care by providing patients with added flexibility in selecting courses of treatment that may fit better with their lifestyle.

We recently received an FDA-cleared expansion of our exiting MDD clearance to include the noninvasive treatment of anxiety symptoms among subjects with MDD, commonly referred to as anxious depression. We received this clearance from the FDA in August 2021. In support of our application for this labeling expansion, we demonstrated statistically significant results from three randomized controlled trials and open label studies which found favorable outcomes with Deep TMS when compared to sham or medication as a standard of care. The data from the three randomized controlled trials studies of Deep TMS demonstrated effect sizes ranging from 0.34 (when compared to sham) to 0.90 (when compared to medication), and an overall weighted, pooled effect size of 0.55.

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

We believe that Deep TMS represents a platform technology that provides for an opportunity to develop additional Deep TMS products for a variety of psychiatric, neurological and addiction disorders. We are planning multicenter trials for other indications, including multiple sclerosis (MS), which would be our first neurological indication, and potentially various other addiction disorders beyond smoking addiction.

Our current customers are principally doctors, hospitals, and medical centers in the field of psychiatry. Treatment with Deep TMS is typically performed as an office-based procedure using our Deep TMS system, which consists of our proprietary H-Coil helmet, as well as several other components, including a stimulator, cooling system, positioning arm and an operator interface. A course of treatment for MDD typically requires 20 treatment sessions five times a week over a period of four weeks, and thereafter up to 24 additional maintenance-continuation sessions twice weekly over a period of up to 12 weeks. The standard Deep TMS treatment protocol for OCD requires 29 treatment sessions over six weeks. A course of treatment for smoking addiction typically requires 18 treatment sessions, comprised of treatment five times a week over a period of three weeks, followed by treatment once per week for an additional three weeks. Each standard MDD, OCD or smoking addiction session lasts 20 minutes, 19 minutes, and 18 minutes, respectively. For Deep TMS for MDD, the FDA also cleared a 3 minute “Theta Burst” treatment protocol. Patients may experience some discomfort during treatment and must use earplugs to reduce exposure to the loud sounds produced by the device. The treatment requires no anesthesia, hospitalization or sedation, and no systemic side effects are associated with the therapy.

We estimate that over 90% of the total private insurer adult covered lives in the United States have coverage for reimbursement of MDD treatment with Deep TMS. In addition, our MDD treatment (including for reduction of anxiety symptoms, commonly referred to as anxious depression) with Deep TMS is eligible for reimbursement from Medicare. Deep TMS treatment for MDD reimbursement coverage is generally available after between one and four failed (inadequate response or intolerable) trials of anti-depressant medications. However, there is an increasing trend to reduce the number of prior failed medication treatments required to qualify for coverage and thus to place Deep TMS for MDD earlier within the continuum of care. We are actively engaged in efforts to work with payers to facilitate a continuation of this trend.

In 2021, for the first time, several payers issued policies and coverage determinations allowing for reimbursement coverage applicable to Deep TMS for OCD, with approximately 60 million covered lives in the U.S. eligible for coverage as of March 2022. Positive coverage decisions for Deep TMS for OCD have been issued by Centene Corporation (with 26 million covered lives), Health Care Service Corporation (HCSC) (with 17 million covered lives), and TriCare (with 9.6 million covered lives). Additionally, in mid-2021, Palmetto GBA, one of the seven Medicare Administrative Contractors (MACs) in the US, issued the first draft Local Coverage Determination (LCD) proposing coverage applicable to Deep TMS for OCD, and subsequently issued a final LCD approving such coverage effective March 2022. While the criteria for this emerging Deep TMS for OCD coverage varies with each payer, generally, coverage requires the failure of between two and four medication trials before qualifying for reimbursement. We are actively engaged in efforts to facilitate increased coverage for OCD treatment by more payers, including both commercial and governmental.

Reimbursement is not yet available for Deep TMS for smoking addiction; however, we are actively communicating our FDA clearance and evidence outcomes to payors for future coverage consideration as our evidence and commercialization efforts for that indication progress, based on the novelty of the technology, unmet clinical need, and the efficacy and safety profile of the treatment.

The United States is our primary and most strategic market, representing approximately 88%, 88%, and 89% of our revenues for the years ended December 31, 2021, 2020 and 2019, respectively. We operate in the United States through our wholly owned subsidiary, BrainsWay USA Inc, as a direct marketing and sales channel, where we currently have existing sales, marketing, and support infrastructure. We generate revenue from various flexible pricing models that are designed to maximize market penetration. For the year ended December 31, 2021, we generated revenues in the United States of $26.1 million, an increase of 35% as compared to $19.3 million for the year ended December 31, 2020.

On a consolidated basis, we generated revenue from leasing, one of our two categories of activity, of $13.5 million, $13.6 million and $13.2 million for the years ended December 31, 2021, 2020 and 2019, respectively. Our revenue from sales, our other category of activity, of $16.2 million, $8.5 million and $9.9 million for the years ended December 31, 2021, 2020 and 2019, respectively.

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

We have developed a number of H-Coils with differing configurations, building upon our technology with important changes for each coil. For different regions of the brain which are known to be associated with specific brain disorders, we offer different H-Coils that are designed to influence the neurological networks of those regions. For example, we have one H-Coil that is used in our Deep TMS system for MDD (including for reduction of anxiety symptoms, commonly referred to as anxious depression), another H-Coil for that is used for OCD, and another H-Coil used for smoking addiction. Some of our H-Coils are also able to potentially treat more than one indication. The H-Coils transmit pulses which are generated by a power supply, known as a stimulator. We developed our own proprietary stimulator that is more advanced than our previously used third-party stimulator and improves our approved Deep TMS systems through its user-friendly software interface and other features. We expanded our FDA clearances in MDD, OCD, and smoking addiction, which had previously applied to our older model systems with third-party stimulators, to now also include newer systems with our proprietary stimulator. In addition, we are currently developing a next generation multichannel stimulator allowing for simultaneous modulation of different areas of the brain with independent stimulation parameters, thus potentially enabling more flexible and effective treatment of various brain disorders, which we believe would make our Deep TMS systems even more attractive to clinicians, researchers and patients. This innovation is potentially well-positioned for use in neurology indications.

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

OCD Helmet
With H7-Coil
Touchscreen
User Interface
Depression Helmet
With H1-Coil
Smoking Helmet
With H4-Coil
BrainsWay
Hose Streaming
Cool Air to the Helmet
Stimulator and
Cooling System
Moveable Cart

We believe our Deep TMS platform has many advantages relative to other TMS . Our H-Coil is a flexible device encased in a helmet that fits securely around the patient’s head. This, together with the proprietary structure of our H-Coil, means that a much larger surface area of the head is in contact with the H-Coil. Furthermore, if the patient moves his or her head, the helmet—and thus the H-Coil—moves along with it, eliminating the need for features which prevent the patient from moving his or her head during therapy. In contrast, all other currently available TMS products utilize what we refer to as Traditional TMS, which generally utilizes a variation of the figure 8 coil that is placed adjacent to the scalp of the patient and needs to be specifically positioned and attached to the head in order to deliver focal stimulation of the desired area of the brain. Whereas some figure 8 coils are handheld by the operator, others are attached to an apparatus designed to minimize the ability of the patient to move the head away from the relevant portion of the coil during therapy, and thus failing to achieve the required stimulation. These features either alert the operator in the event of a shift of the patient’s head away from the coil, or actually fasten the coil next to the patient’s head. In either case, only a small surface area on the patient’s head comes into contact with the figure 8 coil. Traditional TMS is limited to the relatively narrower and shallower areas of the brain which are stimulated, and the manual placing of the figure 8 coil in Traditional TMS may cause inaccuracies in the region treated. Studies suggest that the figure 8 coil misses the target in 33% of patients.

A course of treatment for MDD typically requires 20 treatment sessions five times a week over a period of four weeks, and thereafter up to 24 additional maintenance-continuation sessions twice weekly over a period of up to 12 weeks. The standard Deep TMS treatment protocol for OCD requires 29 treatment sessions over six weeks. The clearance for this indication is categorized as an adjunct therapy, which means that it should be administered in conjunction with other first-line therapies and/or medications, as determined in the independent medical judgment of the treating healthcare professional on a case-by-case basis. A course of treatment for smoking addiction typically requires 18 treatment sessions, comprised of treatment five times a week over a period of three weeks, followed by treatment once per week for an additional three weeks. A standard MDD, OCD or smoking addiction session lasts 20, 19 and 18 minutes, respectively. For Deep TMS for MDD, the FDA also recently cleared a 3 minute “Theta Burst” treatment protocol. The protocols for OCD and smoking addiction also require a short provocation procedure (i.e., triggering of OCD or smoking symptoms, as relevant), to ensure that Deep TMS is calibrated to treat the particular needs of the patient, which is then followed by a Deep TMS session. The treatments are typically office-based procedures performed in private clinics, hospitals, universities, and other medical centers. As with Traditional TMS, Deep TMS is contraindicated for patients with metallic objects or implanted stimulator devices in or near the head, including cochlear implants, deep brain stimulators, other implanted electrodes or stimulators, aneurysm clips or coils, stents, bullet fragments, jewelry, and hair barrettes. During treatment, the patient must use earplugs to reduce exposure to the loud sounds produced by the device.

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

The training for operation of a Deep TMS system is relatively simple and generally requires a day of training which includes classroom lectures as well as a number of hours of practice providing treatment. The OCD and smoking training protocols, respectively, also include tailored provocation procedures tailored to provoke the specific obsessions, compulsions, or addictions, as relevant, of the subject.

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

We are the only manufacturer of a TMS device to have been FDA-cleared for three indications based on clinically proven efficacy which was demonstrated in pivotal studies conducted on the device: MDD, which was FDA-cleared in 2013 (expanded in August 2021 to include reduction of comorbid anxiety symptoms, or anxious depression), OCD, which was classified by FDA as a Class II device in a de novo classification in August 2018, and smoking addiction, which was cleared for short term treatment in August 2020. For MDD, we are one of only two TMS companies that have performed clinical studies supporting the FDA clearance. For OCD, we are one of only two TMS companies to have devices which are FDA-cleared for this indication, but we are the only company to have received such clearance based on clinical data from a pivotal study on the device. For smoking addiction, we are the first and only TMS company to have received FDA clearance for the treatment of any addiction.

●	Our clinical data supports the efficacy and safety of Deep TMS.

We believe that our clinical data supports the efficacy and safety of Deep TMS that will accelerate its market acceptance by clinicians. Our pivotal trial for MDD demonstrated statistically significant response and remission rates of 38.4% and 32.6%, respectively, in week five of Deep TMS treatment of 20 minutes per session, compared to 21.4% and 14.6%, respectively, after sham treatment. Our pivotal trial for OCD demonstrated statistically significant response and partial response rates of 38.1% and 54.8%, respectively, after six weeks of daily active Deep TMS treatment of 19 minutes per session, compared to 11.1% and 26.7%, respectively, after sham treatment. Post-marketing data on Deep TMS for OCD published in 2021 found that 58.4% of those who completed 29 sessions achieved response, and 73% of patients, including those who did and did not complete the full course of therapy, demonstrated response at least once prior to the conclusion of treatment. Our pivotal trial for smoking addiction demonstrated a statistically significant difference in reaching the Continuous Quit Rate (CQR), defined as 4-weeks of continuous abstinence from smoking at any point during the study. Among the 168 participants in the study who completed three weeks of Deep TMS or sham treatment, plus the mandatory additional three weeks of follow-up (reaching the six-week endpoint), the CQR was 28.4% in the treatment group, compared to 11.7% in the sham group (p=0.007). Overall, Deep TMS treatment was safe and well-tolerated by patients in these trials.

With respect to our MDD labeling expansion which now includes anxious depression, data from 573 patients who had undergone Deep TMS treatment in 11 studies, including both randomized controlled trials (RCT) and open-label studies, which was submitted by us in support of our application to the FDA, demonstrated a treatment effect that was consistent, robust, and clinically meaningful for decreasing anxiety symptoms in adult patients suffering from major depressive disorder. An analysis of our data found favorable outcomes with Deep TMS when compared to sham or medication as standard of care. For example, using the Cohen’s d statistical method, data from the 3 RCT studies of Deep TMS demonstrated effect sizes ranging from 0.34 (when compared to sham) to 0.90 (when compared to medication), and an overall weighted, pooled effect size of 0.55. As a reference, published articles from approximately 16,000 subjects in over 70 studies of drug-based anxiety treatments – including studies of standard-of-care medications frequently prescribed for patients suffering from anxious depression and general anxiety disorder – report effect sizes ranging from 0.2 – 0.37.

●	We have a commercial track record for MDD and OCD, and recently began marketing our products for smoking addiction

We have an established commercial footprint in the United States for Deep TMS for MDD, including our own sales, marketing, and support employees. We estimate that over 90% of total private insurer covered lives in the United States have coverage for reimbursement of MDD treatment with Deep TMS. In addition, our MDD treatment with Deep TMS may be eligible for reimbursement from Medicare. We are also currently selling Deep TMS for MDD in Canada, Europe, Asia, India, the United Arab Emirates, Australia, and certain other countries. We are also increasing our commercialization efforts for Deep TMS for OCD. Our installed base of Deep TMS systems for MDD facilitates faster expansion into OCD because clinicians who already have a Deep TMS system only need to lease or purchase an add-on arm and helmet to the existing system. In 2021, for the first time, several payers issued policies and coverage determinations allowing for reimbursement coverage applicable to Deep TMS for OCD, with over 60 million covered lives in the U.S. eligible for coverage. Additionally, in mid-2021, Palmetto GBA, one of the seven Medicare Administrative Contractors (MACs) in the U.S., issued a draft Local Coverage Determination (LCD) providing coverage applicable to Deep TMS for OCD, and subsequently issued a final LCD approving such coverage effective March 2022. We are actively engaged in efforts to facilitate increased coverage for OCD treatment by more payers, including both commercial and governmental. We recently began marketing our products for smoking addiction. Specifically, we completed controlled and limited market releases of our system for this indication, and are currently embarking on a full commercial launch.

●	Our flexible pricing models are designed to achieve market penetration.

We operate commercially utilizing two basic pricing models for our products: (i) a fixed-fee lease model enabling unlimited use; and (ii) a sales or purchase model. We also have a pay per use leasing model with some of our existing customers. Warranty and support are either included (in varying degrees and for varying periods) or may be purchased as part of all pricing models. Additional potential revenues may be derived from extended warranty fees paid for the system for service coverage beyond the standard included warranty period, and from variable or usage fees based on the number of treatments performed with the system. We are also able to leverage our platform technology, which includes the ability to treat multiple indications using different H-coil helmets, to facilitate transactions utilizing combined pricing models often involving a single system with one or more add-on helmets. We believe that our different pricing models offer flexibility and allow for increased market acceptance among clinics and psychiatric professionals. Based on our commercial data, and depending on insurer reimbursement rates, we believe our psychiatrist customers for MDD systems can generate up to approximately $10,000 of gross revenues per patient, and in some cases more, for a course of treatment using our system. While OCD coverage is still emerging, we believe that our customers can generate up to approximately $8,800 of gross revenues per OCD patient.

●	Deep TMS has potential applicability to a range of psychiatric, neurological, and addiction disorders.

Deep TMS has the potential to serve as a platform technology that can address a potentially wide variety of other psychiatric, neurological, and addiction disorders by using the appropriate H-Coil structure for the targeted brain region. We are the first and only TMS company to obtain from the U.S. Food and Drug Administration (FDA) three cleared indications backed by pivotal studies demonstrating clinically proven efficacy. Current indications include MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder (OCD), and smoking addiction. Moreover, in August 2021, we received 510(k) clearance from the FDA expanding our MDD indication to also include treatment of depressed patients for the reduction of comorbid anxiety symptoms (commonly referred to as anxious depression), making us the only TMS company to have labeling which specifically addresses anxiety.

Beyond our existing indications, we are also planning further clinical trials in other areas, including for fatigue in MS, pain, and various other addictions.

Our Strategy

We are currently focused on expanding the commercialization of Deep TMS with respect to MDD and OCD. We have also recently begun marketing our products for smoking addiction in adults, and have already completed our controlled and limited market releases for this indication. We received in September 2021 a 510(k) clearance from the FDA for expansion of our Deep TMS MDD treatment also to include treatment for reduction of anxiety symptoms, commonly referred to as anxious depression. In addition, we are actively engaged in research for other potential applications for Deep TMS for patients suffering from neurological conditions and addictions. For each potential indication, we assess and evaluate our technology’s efficacy, safety, patent status, market potential, and development and regulatory pathways. Our systematic approach to evaluating and developing applications for Deep TMS allows us to continually build upon our clinical pipeline, and advance those applications with the greatest clinical effect and revenue potential. We also plan to advance other technological innovations in the neuromodulation space for the improvement of our products. For example, we are currently developing a multichannel stimulator allowing for simultaneous modulation of different areas of the brain, as well as pursuing personalized treatment solutions allowing for providers to customize ideal treatment approaches for each patient.

Specific elements of our strategy include the following:

●	Increase the full-scale commercialization of Deep TMS for MDD, and of Deep TMS for OCD and accelerate commercialization of Deep TMS for smoking addiction.

We are continuing to scale up our commercialization of Deep TMS for MDD as we seek to further penetrate the MDD market, including since September 2021 FDA-cleared treatment to anxious depression. We continue to focus our principal commercial activity on the U.S. market in light of the market size and wide range of insurance coverage. In addition, we continue our full-scale commercialization of Deep TMS for OCD, which is first noninvasive medical device FDA-authorized for the treatment of OCD, with reimbursement coverage for this indication obtained during 2021 and 2022 from payers covering approximately 60 million covered lives in the U.S., including by a Medicare Administrative Contractor (MAC) which recently issued a final Local Coverage Determination (LCD) approving coverage applicable to our Deep TMS for OCD. In addition, we are operating a controlled market release of Deep TMS for smoking addiction, which is currently the only noninvasive medical device FDA-authorized for the treatment of smoking addiction.

●	Pursue additional indications and technological innovations for Deep TMS.

We are working to expand the application to other areas as well including addictions, such as alcohol use disorder and cocaine and/or opioid addictions, as well as neurological indications such as multiple sclerosis (“MS”). We intend to progress these plans ourselves and through our relationships with third-party researchers and clinical institutions in conducting clinical trials for additional psychiatric, neurological, and addiction disorders. With this approach, we address psychiatric, neurological, and addiction disorders that we believe present some of the most promising market opportunities for Deep TMS.

●	Expand reimbursement coverage for Deep TMS for OCD, smoking addiction and other approved indications in the future.

A key prerequisite to the successful market acceptance of Deep TMS is securing sufficient insurance/third-party payer coverage. The scope and level of coverage are also key factors in our ability to penetrate the market and to expand further use of our Deep TMS system by healthcare providers and facilities for the benefit of the larger patient population. Our MDD treatment with Deep TMS is widely eligible for reimbursement, including from Medicare, subject to the satisfaction of certain clinical criteria. We aim to achieve similar levels of reimbursement for Deep TMS for OCD (which is already underway) and smoking addiction, and we are also working to obtain reimbursement in other jurisdictions.

●	Develop innovative enhancements and features for our Deep TMS systems.

We continue to develop innovative enhancements and features for our Deep TMS systems to expand the applicability of Deep TMS to additional indications and improve the capabilities of the systems for approved indications. For example, in December 2021 we displayed a future version of the platform that will serve as the basis for our next generation Deep TMS system, which incorporated a novel multichannel stimulator designed to target multiple brain regions simultaneously with independent stimulation parameters, thus enabling more flexible and effective treatment of various brain disorders. These developments include the novel technology of rotational field TMS which involves the operation of two orthogonal coils to induce a rotating field in the brain. This method can stimulate neurons in various orientations, and we believe may potentially increase the efficacy of our technology in various applications. We further believe these enhancements hold the potential to make Deep TMS even more efficient for clinicians, researchers, and patients, and may serve to better position its use in neurology.

●	Increase our international commercial footprint.

We are working to expand our existing commercial footprint in Europe, Asia, Latin America, Australia, and Israel, and pursue commercialization in additional markets. We currently have exclusive distribution agreements in various territories, including, notably, Japan, South Korea, Taiwan, Thailand, the Philippines, and the United Arab Emirates. In Israel, we directly provide operations for our customers.

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

Market Information

According to the WHO, an estimated 280 million people worldwide including 21.0 million individuals in the United States develop a major depressive episode within a given year. We estimate that there are 69 million depression patients in India, 71 million in China, 37 million in Europe, and 6 million in Japan. MDD is one of the most prevalent mental illnesses across all demographics. According to the Clinical Psychology Review, MDD follows a chronic course of repeated bouts of remission and recurrence in about 50% of people affected. The chronic nature of MDD makes it the leading cause of years lost to disability in the world, and MDD patients are more likely to commit suicide. According to the American Journal of Psychiatry, roughly 2% of MDD patients treated as outpatients, and 4% of those hospitalized because of their condition, commit suicide. In addition, studies suggest that some patients exhibit a higher mortality rate even after controlling for suicide. Due to the prevalence and severity of MDD, the treatment of the disorder is a pressing concern for mental health professionals.

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

The limitations of anti-depressant medications in MDD treatment were demonstrated in the STAR*D study, a large clinical trial funded by the NIMH that enrolled more than 4,000 adult MDD patients at 41 clinical sites to examine the outcomes to a sequenced series of anti-depressant medication attempts that mimicked best practices. In the study, only 36.8% and 30.6% of patients achieved remission in their first and second medication attempts, respectively. In addition, 30-40% of MDD patients did not experience a meaningful response to anti-depressant medication. An analysis conducted in 2020 which was based on the STAR*D study further reinforced the limitations of anti-depressant medications in MDD treatment, finding that only 21% of patients achieve remission with medication and that 58% achieved no meaningful benefit with a second step switch to a monoaminergic antidepressant. This means that there is still a significant number of patients who could benefit from an alternative treatment such as Deep TMS.

Side effects are one of the most commonly cited reasons for patients terminating the use of anti-depressants. The most troubling side effects resulting from long-term antidepressant use are insomnia, weight gain, gastrointestinal issues, and sexual dysfunction. In addition, correlation was discovered between consumption of SSRI medications and actualization of suicidal thoughts in youth, and some SSRI group medicines require strict diets and medical supervision.

TMS has been used as an antidepressant therapy since 2008. Currently, TMS for MDD is generally recommended for treatment-resistant MDD patients. Until recently payers typically required that patients fail three or more antidepressant medications prior to receiving TMS; however, there has been a recent trend to reduce the number of required failures before qualifying for TMS. Based on research showing that TMS is effective in treating depressive symptoms in patients earlier within the continuum of care, many payors have now reduced the number of prior failed medication trials needed to qualify for Deep TMS for MDD. Specifically, about 90 million covered lives in the US with commercial coverage now qualify for Deep TMS for MDD after two to three failed medication trials, and approximately 42 million lives in the US with Medicare reimbursement coverage qualify after just one to two failed medication trials. For many patients, the side effects associated with pharmacological treatments for depression are a primary reason underlying low compliance and, subsequently, low efficacy of treatment. For TMS, however, no significant side effects have been observed, other than mild headaches for a short period of up to a few hours after the treatment, and rare instances of short seizures. The few side effects associated with TMS treatment is considered one of its main advantages. The most common side effect of Deep TMS treatment is short-lasting mild pain or discomfort around the site of coil application. This side effect usually only lasts during the first week of treatment. Other adverse reaction reactions such as jaw and face pain, muscle pain, spasm or twitching, and neck pain were reported as mild or moderate and were also resolved shortly after treatment, as well as seizures in certain patients. The less severe side effects associated with Deep TMS make it an attractive option for patients.

Alternatives to pharmacological and TMS-based treatments include ECT, vagal nerve stimulation (VNS), and deep brain stimulation (DBS). ECT, the main psychotherapy alternative to TMS, is a therapy in which patients are administered brief electric currents through the brain. ECT is a noninvasive treatment carried out by a doctor under full anesthesia and muscle relaxant medicines, and patients often undergo partial hospitalization with recovery time lasting from hours to even days. While fewer treatment sessions are required (6-12 sessions) compared to TMS (20-30 sessions), each session lasts approximately an hour compared to the Deep TMS sessions that are typically about 20 minutes each. While ECT has high proven efficacy (70-75%) for patients with MDD, ECT’s potential for serious side effects, as well as negative stereotypes surrounding the treatment, often cause patients to be reluctant to undergo ECT. ECT affects the entire brain, including parts which do not need treatment, and may cause permanent cognitive damage, including memory loss. ECT may have significant and relatively severe side effects, the most common of which are cognitive and memory loss, changes in blood pressure, muscle pains, nausea, changes in mood, headaches, and pain or discomfort. ECT is currently approved for treatment-resistant depression, severe mania, schizophrenia, bipolar disorder, aggression or agitation in patients with dementia, and catatonia. It is provided usually in cases of severe MDD, where medicinal treatment is ineffective or impossible and in instances where the depression constitutes a risk to the life of the patient.

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

Prescription Digital Therapeutics, or PDTs, are a new therapeutic class of products designed to directly treat diseases with software. Certain PDTs are prescribed by healthcare providers after evaluation by the FDA for safety and efficacy testing via randomized clinical trials. Digital therapeutic companies, such as Pear Therapeutics, Inc., offer and/or are exploring products across a variety of therapeutic areas including substance abuse, insomnia, and depression. These products can also include cognitive behavioral therapy (CBT) techniques designed to improve disease outcomes.

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

Inclusion and exclusion criteria required patients to meet the following criteria:

●	Antidepressant medication-free (following washout period)

●	Failure to respond to one to four antidepressant trials or not tolerant of at least two antidepressant treatments in the current episode

●	Diagnosed with MDD with a single or recurrent episode

●	Duration of current episode must be at least one month but less than seven years

●	Score of at least four on the Clinical Global Impression Severity of Illness (CGI-S)

●	Score of at least 20 on the HDRS

●	No current (or within past year) diagnosis of other Diagnostic and Statistical Manual of Mental Disorders (DSM-IV) Axis I disorders (e.g., PTSD, OCD, other mood disorders, eating disorders, psychotic disorders, or dissociative disorders)

●	No history or increased risk of seizures

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

Source: Levkovitz et al., 2015

I	Safety Results

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

Longer-Term Remission and Response

As demonstrated by our pivotal multicenter study for MDD (as described above), and in another third-party study (Harel et al. (2014)), MDD patients who achieved remission or response after an acute course of Deep TMS treatment of 20 sessions over four weeks were able to sustain the therapeutic effect by continuing to undergo Deep TMS treatment beyond the treatment course. Additionally, our trial and the Harel study showed that among MDD patients who did not achieve a response after an acute course of Deep TMS treatment, the longer such patients continued to undergo Deep TMS therapy, the more likely they were to achieve remission or response. This result was also demonstrated in another study examining the results of our multicenter trial (Yip et al. (2017)), which found that 72.7% of the patients who did not achieve response after an acute course of treatment achieved a response within the next 12 weeks (which involved twice weekly Deep TMS treatment), of which 60.6% achieved response within the first four weeks. These studies suggest that Deep TMS may continue to be effective beyond the standard acute treatment course, potentially broadening its clinical applicability.

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

Market Information

Despite variances in estimates of the incidence of the disorder, we believe that a majority of research reports that 2% of the global population suffer from OCD sometime during their lifetime. According to the National Institute of Mental Health,approximately 1.2% of the adult population in the United States suffers from OCD over their lifetime. Based on these data, we estimate that approximately 3.1 million adults in the United States suffer from OCD annually, and approximately half (i.e., 1.5 million) are treatment resistant. Of the total OCD population, 50.6% of cases are characterized as having severe impairment. Another 34.8% of adults with OCD had moderate impairment, and 14.6% had mild impairment. The average age of onset is 19 years old.

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

While 60-70% of patients respond or partially respond to treatment with antidepressant medications such as SRIs or SSRIs, there is a high relapse rate of approximately 60% when medications are stopped. The high relapse rate suggests that pharmacological treatments should be continued over an extended period of time in order to have continued effect. In addition, when testing a new pharmacological treatment on a patient, it takes 10 to 12 weeks to determine if the medication is bringing about clinically significant improvements in symptoms. Over half of patients experience a 25% to 35% decrease in symptoms within 10 to 12 weeks, but symptoms rarely disappear entirely. In addition, 40-60% of OCD patients do not experience a meaningful response to pharmacological treatment.

Deterrents to treatment include the often-severe side effects of medications. Tricyclic antidepressant medication, generally considered to be an effective first-line OCD treatment, is known for its particularly strong side effect profile. The medication can cause heightened risk of seizures, weight gain, sleepiness, tremor, dry mouth, nausea, constipation, visual changes, sweating, and sexual dysfunction. All other OCD medications may cause similar side effects, which make it challenging for patients to retain a high quality of life while also working toward disease remission. Upon initiation of pharmacological treatment for OCD, it is critical to closely monitor for development of any adverse effects.

Psychotherapy can be an effective treatment for adults and children with OCD. The treatment may involve controlled exposure to the source of the obsession and practice of refraining from performance of the compulsion. Research shows that certain types of psychotherapy, including cognitive behavior therapy (CBT) and other related therapies (e.g., habit reversal training) can be as effective as medication for many individuals. Research also shows that a type of CBT called Exposure and Response Prevention (EX/RP) is effective in reducing compulsive behaviors in OCD, even in people who did not respond well to antidepressant medication. For many patients EX/RP is the add-on treatment of choice when antidepressant medication does not effectively treat OCD symptoms.

Deep TMS presents a novel, FDA-authorized treatment for OCD. In August 2018, the FDA classified and provided marketing authorization for Deep TMS for OCD as an adjunct treatment (i.e., to be used in conjunction with first-line treatment, such as antidepressant medication or CBT) for adult patients suffering from OCD. Deep TMS has the unique ability to simultaneously influence a network of specific regions in the brain related to OCD. In addition, it offers a direct effect over deep regions in the brain associated with the disorder. The effects of the treatment begin within a relatively short time period and the duration of the entire treatment plan is shorter compared to a medicinal treatment. Deep TMS therapy for OCD has not demonstrated any systemic side effects, and we believe that Deep TMS presents an attractive alternative to existing treatment options for OCD because antidepressant medications, due to their side effects, often lead to cessation of treatment by the patient and as a result, relapse of OCD symptoms.

Positive data published in February 2022 in the Journal of Psychiatric Research demonstrated the relative cost-effectiveness of Deep TMS for refractory OCD patients when compared with other treatments within the treatment continuum, which includes outpatient medication, CBT, as well as more intensive, facility-based approaches. The data suggest that Deep TMS is a cost-effective alternative, and particularly indicate that it may serve as an incremental strategy to employ when higher intensity strategies, such as facility-based approaches, are either unavailable, not financially feasible, or have extended waits for admission.

In 2021, for the first time, several payers issued policies and coverage determinations allowing for reimbursement coverage applicable to Deep TMS for OCD. While the criteria for this emerging Deep TMS coverage varies with each payer, generally, coverage requires the failure of between two and four medication trials before qualifying for reimbursement.

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

This double blind, placebo-controlled trial tested the efficacy and safety of Deep TMS in the treatment of 94 treatment-resistant OCD patients. Enrolled subjects were randomized to either treatment with active Deep TMS or a sham. Deep TMS for OCD was used for all treatment sessions, each of which lasted 18.3 minutes. BrainsWay OCD is specifically used in OCD treatment because it targets the anterior cingulate cortex, a region believed to be affected by OCD.

The trial consisted of three phases. The first phase, lasting one to two weeks, was the screening phase, during which antidepressant medications other than SSRIs were tapered down and washed out (i.e., to make sure that patients take during the trial only medications that were approved by the protocol (such as SSRIs), and that they remained stable on these medications). Following the screening phase, patients entered into a six-week treatment phase. During the first five weeks of the treatment phase, patients received five consecutive sessions per week, followed by one week with four sessions (29 total treatment sessions). The third phase was the follow-up, in which patients were assessed in week six after their final treatment.

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

A study published in November 2021 in the Brain Stimulation journal demonstrates the durability of Deep TMS for OCD and the significant reduction in functional disability experienced by those who have undergone our therapy for this disorder. To evaluate durability, clinical sites from our pivotal trial, as well as other clinical sites contributing post-marketing data, conducted follow up assessments with patients that had met response criteria following treatment with our OCD coil. Durability was defined as the elapsed time from the end of the Deep TMS treatment course until there was a change in ongoing treatment. Data revealed that of the 60 subjects evaluated from seven clinical sites, 52 demonstrated durability of one year or more (86.7%), 26 of which showed two or more years of durability. The data also showed that patients exhibited a significant reduction in disability, with self-reported unproductive days per week dropping from 5.5 days (±0.4) to 1.8 days (±0.4), and self-reported lost days per week dropping from 1.9 (±0.6) to 0.3 days (±0.2).

Figure 5. OCD Durability and Reduction in Unproductivity

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

Deep TMS for Smoking Addiction – Our Clinical Trials

Deep TMS presents a novel, FDA-authorized treatment for smoking addiction. In August 2020, the FDA classified and provided marketing authorization for the use of Deep TMS as an aid in short-term smoking cessation in adults. Deep TMS has the unique ability to simultaneously influence a network of specific regions in the brain associated with reward and craving. The effects of the treatment begin within a relatively short time period and the duration of the entire treatment plan is shorter compared to a medicinal treatment. Deep TMS therapy for smoking cessation has not demonstrated any systemic side effects, and we believe that Deep TMS presents an attractive alternative to existing treatment options for smoking cessation because antidepressant medications, due to their side effects, often lead to cessation of treatment by the patient and as a result, relapse to smoking.

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

Figure 6. Overall 4-week Continuous Quit Rates for Deep TMS and Sham Treatment Groups

30%
25%
20%
15%
10%
5%
0%
Percentage of Participants
p=0.017
19%
8%
p=0.007
28%
12%
Sham
Deep TMS
-Intention to Treat (ITT)-
Sham
Deep TMS
-Completers (CO)-
Overall Quit Rate

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

Figure 7. Number of Cigarettes Smoked for Deep TMS and Sham Treatment Groups

Sales and Marketing

United States

The United States is our primary and most strategic market, representing approximately 88% of our revenues for the year ended December 31, 2021. We operate in the United States through our wholly owned subsidiary, BrainsWay USA Inc., as a direct marketing and sales channel, engaging in the marketing, sales, support, and logistics independently in the United States. As of December 31, 2021, we had 52 U.S. employees, including 45 sales, marketing and service/operations employees, 4 general and administrative employees, and 3 medical affairs employees.

In the United States, we sell or lease Deep TMS systems by one of the following two methods: (i) a fixed-fee lease model in which the Deep TMS system is leased to a customer for a fixed annual fee, generally with a term of between 48 to 60 months, for unlimited use; and (ii) a sales or purchase model in which the Deep TMS system is sold to the customer for a fixed purchase price. Additional potential revenues may be derived from extended warranty fees paid for the system for service coverage beyond the standard included warranty period, and from variable or usage fees based on the number of treatments performed with the system. We are also able to leverage our platform technology, which includes the ability to treat multiple indications using different H-Coil helmets, to facilitate transactions utilizing combined pricing models often involving a single system with one or more add-on helmets. These flexible offerings are designed to facilitate market penetration by addressing the differing clinical needs and risk tolerance among our customer base.

As of December 31, 2021, approximately 43% of our global Deep TMS systems installed base for MDD utilized the fixed-fee lease model, and approximately 47% utilized the sales model. We generally commercialize Deep TMS for OCD utilizing a leasing or purchase model, and often as part of a combined offering with our MDD system.

We recently began marketing our products for smoking addiction. Specifically, we completed controlled and limited market releases of our system for this indication, and are currently embarking on a full commercial launch.

The training for operation of our Deep TMS system is not complex and requires about a day of training which includes theoretical learning and a number of practical hours of practice of placing the helmet on the head of the patient and providing treatment. Deep TMS for OCD requires additional training on triggering the patient’s OCD symptoms prior to administration of the treatment. Similarly, Deep TMS for smoking addiction involves a provocation procedure which triggers each individual smoker's craving for his or her preferred cigarette brand prior to the administration of therapy.

After installation of our system, we offer high quality service, technical support, and repair to customers. Customers leasing the device generally receive support including maintenance and warranty for repairs and replacements during the full term of the lease. In contrast, customers purchasing the device receive this support for the first year following purchase. Thereafter, the warranty and support can be extended on a yearly basis by paying a set fee.

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

Outside of the United States

Approximately 12%, 13% and 12% of our revenues for the fiscal years ended December 31, 2021, 2020 and 2019, respectively, were generated outside of the United States. A significant part of our sales outside the United States are made indirectly with local distributors and agents. Most of our sales outside the United States are made only via the purchase model, although we lease some of our Deep TMS systems in France and Israel. Our primary focus is on selling to hospitals, medical centers and clinics dealing with the treatment of psychiatric neurological and addiction illnesses and disorders.

Our non-U.S. sales are managed both by our internal team in Israel and by local agents in various countries. In Israel, we do not use a distributor and our sales team distributes directly to our customers. We have exclusive distribution agreements in various territories, including, notably, in Japan, South Korea, Thailand, Taiwan, the Philippines, and the United Arab Emirates, and are seeking new distribution partners for other strategic markets. Under our distribution agreements, the distributor typically receives an exclusive right to commercialize the Deep TMS in the relevant territory. The exclusivity is contingent upon fulfillment of certain quotas, or pre-defined minimum orders of a number of systems per period. We have the right to cancel the exclusivity of the distributor if the distributor fails to fulfill the set targets. The distributor is required to pay us for each Deep TMS system installed in the territory.

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

Our Clinical Pipeline

Set forth below is a table presenting the status of our currently planned clinical pipeline:

Additional Potential Deep TMS Applications

Our primary focus for additional potential applications for Deep TMS are fatigue in multiple sclerosis (MS), addictions (for example, cocaine, opioid and/or alcohol addiction), and potentially additional indications in neurology. The U.S. patient population for MS is approximately 1 million. We recently announced pilot study results from a randomized, placebo-controlled, double-blind study on the safety and efficacy of Deep TMS in reducing alcohol consumption and craving in adults with Alcohol Use Disorder (AUD). Analyzing data from 46 subjects, the study demonstrated that subjects in the active group had an average of 2.9% heavy drinking days (defined as a day on which four or more drinks were consumed for women, or five or more drinks for men) compared to 10.6% heavy drinking days in the sham group.

We have conducted clinical trials evaluating Deep TMS for a variety of neurological and psychiatric conditions and believe further investigation could pave the way for marketing authorizations in new indications in the United States and expand the potential for treatment to a wider range of patients. Factors that contribute to how we prioritize the pursuit of certain clinical studies include, but are not limited to, the strength of our feasibility clinical data, market potential, required budget, and ease of conduct of the trial. However, there is no guarantee that we will ultimately be successful in obtaining marketing clearance for the indications prioritized for further study.

Competition

The industry for the treatment of mental health diseases, disorders, and other conditions is intensely competitive. Our currently marketed Deep TMS System is, and any future indications we develop and commercialize will be, subject to intense competition. Our Deep TMS system for MDD competes with existing antidepressant drugs, other TMS therapies and to a lesser degree, more invasive treatments such as ECT, VNS, and DBS. Our Deep TMS system for OCD also competes with existing medications and other available treatments, although faces less direct competition as we are one of only two FDA-cleared TMS products for this indication. The industry in which we operate is subject to rapid change and is highly sensitive to the introduction of new products or other market activities of current or new industry participants. Certain competitors may be larger and have greater resources than us, and may develop treatment options that receive faster regulatory approvals and/or are more rapidly adopted by clinicians and patients. Our competitors compete with us on the basis of efficacy and safety, regulatory approvals, price and availability of reimbursement from third-party payers, ease of use/administration of the treatment option, reputation, and market trends. Key competitive factors affecting the commercial success Deep TMS System are likely to be efficacy, safety and tolerability, reliability, convenience and time frame of administration, market acceptance of our products relative to alternative treatments, and reimbursement.

Competitors that sell other forms of TMS therapy for MDD include Neuronetics, MagVenture, Magstim, MAG & More, Cloud TMS, and Nexstim, that compete directly with us. Their systems are typically based on traditional TMS utilizing a figure-8 coil and are generally FDA-cleared for MDD only, although MagVenture has a non-clinical trials-based FDA clearance for OCD. By contrast, our unique Deep TMS H-Coils are designed to address a number of different brain disorders. Other than MagVenture, none of our competitors in the MDD market is currently FDA-cleared for an OCD indication, and BrainsWay is the only company currently with marketing authorizations for MDD, OCD, and the treatment of smoking addiction.

We also face competition from pharmaceutical and other companies that develop competitive products, such as antidepressant medications (including but not limited to a nasal spray utilizing the drug esketamine which was recently approved by the FDA for use in conjunction with an oral antidepressant), with certain competitive advantages such as widespread market acceptance, ease of patient use and well-established reimbursement. In addition, we may face competition from ketamine, which is used as an anesthetic to treat a variety of brain disorders. Currently in clinical trials, there are a number of psychedelics including lysergic acid diethyamide (LSD), psilosybin, DMT, and methylendioxymethamphetatmine (MDMA) showing early promise in the treatment of mental health conditions like depression and PTSD. Our commercial opportunity could be reduced or eliminated if these competitors develop and commercialize antidepressant medications or other treatments that are safer or more effective than Deep TMS. At any time, these and other potential market entrants may develop treatment alternatives that may render our products uncompetitive or less competitive.

We are also subject to competition from invasive neuromodulation therapies such as ECT, VNS, and DBS. Major players in this space include Abbott, Boston Scientific Corporation, LivaNova, and Medtronic. For example, the VNS system developed by Cyberonics (now LivaNova) is FDA-approved for MDD.

For smoking addiction, there are a wide range of prescription and over-the-counter (OTC) short term aids in smoking cessation.  Two prescription medications that are synonymous with the market are Chantix® (varenicline) and Zyban (buproprion).  OTC nicotine replacement therapies continue to play a major role in a multi-modal approach to smoking cessation, with common forms ranging from chewing gums, to lozenges, to transdermal patches.

Digital therapeutics, including prescription digital therapeutics (PDTs), are also gaining popularity in the space of mental health treatments given the availability and affordability of smart phones.  For all of the conditions we address in the United States, there are numerous popular phone applications to help reinforce the multi-modal treatment algorithms.

In addition, we may face competition in the future from other noninvasive treatments for MDD (including anxious depression), OCD, and smoking addiction. Examples of noninvasive treatment options in early development include low-intensity and low-frequency ultrasound (LIFU), transcranial laser therapy, and infrared therapy. We cannot predict whether any of these or any other treatment options will succeed in clinical trials or be commercially marketable in the future.

Intellectual Property

See “Item 5. Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses.”

Government Grants

As of December 31, 2021, we have received grants from the IIA in an aggregate amount of approximately $13.3 million. We are currently required to pay 3% royalties of sales of our Deep TMS products, which payment obligations do not currently exceed the amount of the grant received (in U.S. dollars), plus interest at an annual rate equal to the LIBOR rate. As of December 31, 2021, we have paid royalties to the IIA in an aggregate amount of approximately $3.4 million (including amounts in respect of accrued interest), with remaining outstanding royalties of up to $12.4 million.

In addition, we received from MAGNET approvals for grants in an aggregate amount of NIS 8.2 million (approximately $2.65 million based on the NIS to USD exchange rate as of December 31, 2021). There is no requirement to repay the grants or pay royalties thereon.

Manufacturing and Supply

We manage all aspects of product supply through our Jerusalem and/or U.S.-based operations teams. We manufacture our proprietary H-Coils and outsource the manufacture of certain components, including the stimulator, the computer controlling the stimulator, cooling system, the helmet, and the arm of the helmet, which are produced and tested to our specifications. We assemble Deep TMS systems at our headquarters in Jerusalem, US warehouses and/or installation sites. In some cases, we rely on third-party providers to provide components used in existing products and we expect to continue to do so for future products. Our production activities also include manually assembling certain components of our devices for all required clinical and commercial quantities, and the integration of all components into a functioning Deep TMS system.

We rely on suppliers for most of the components used in manufacturing Deep TMS, including the computer controlling the stimulator, the helmet, and the arm of the helmet. In addition, we rely on the outsourcing company utilized for the manufacture of our newer systems, including our proprietary stimulator and various other components. We manage our arrangements with our third-party manufacturers and suppliers to adjust delivery schedules and quantities of components to match our changing manufacturing requirements. We forecast our component needs based on historical trends, current utilization patterns, and sales forecasts of future demand. We establish our relationships with our third-party manufacturers and suppliers through supplier contracts and purchase orders. In most cases, these supplier relationships may be terminated by either party upon short notice. The prices that we pay for sourced components vary depending on various factors, including the cost of the raw materials required for those components, our required delivery times, and shipping costs. Magstim (UK) has historically supplied us with stimulators, and it is anticipated that they will continue to be used a source for older generation systems which do not include our newer FDA-cleared stimulator until such older generation systems remain in usage or are commercially available.

In order to mitigate the risks related to a single-source of supply, we qualify alternative suppliers when possible, maximize the use of commercial, off the shelf components and materials, minimize specialized or proprietary manufacturing processes, and develop contingency plans for responding to disruptions, including maintaining adequate inventory of any critical components. For further discussion of the risks in this regard posed by the supply chain crisis see “Risk Factors – Our operations could be adversely affected by the global supply chain disruptions”. To date, the supply of finished products to our customers and clinicians has not been materially adversely affected as a result of component supply issues.

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

Reimbursement

We estimate that over 90% of the total private insurer adult covered lives in the United States have coverage for reimbursement of MDD treatment with Deep TMS, available after one to four failed (inadequate response or intolerable) trials of antidepressant medications. In addition, our MDD treatment with Deep TMS is eligible for reimbursement from Medicare, and is expected to be available after one to four failed trials of psychopharmacologic agents (such as antidepressant medications) and subject to the satisfaction of other clinical criteria. Typically, payors (including Medicare) will provide reimbursement for up to 36 treatment sessions of Deep TMS for MDD, although the maximum number of covered sessions varies by insurer and/or location.

Over the past year there has been emerging reimbursement coverage for Deep TMS for the treatment of OCD, with approximately 60 million covered lives eligible for coverage as of March 2022. In early 2021, Centene Corporation, the largest Medicaid managed care organization in the country with over 26 million members issued a positive coverage policy applicable to our Deep TMS therapy for OCD. In June 2021, Health Care Service Corporation (HCSC), an independent licensee of Blue Cross Blue Shield Association, covering approximately 17 million members issued a positive coverage policy, applicable to our Deep TMS therapy for OCD. In 2021, Tricare, which covers 9.6 million military family members across the US, also approved coverage of Deep TMS for OCD. Additionally, in mid 2021, Palmetto GBA, one of the seven Medicare Administrative Contractors (MACs) in the US, issued the first draft Local Coverage Determination (LCD) proposing coverage applicable to Deep TMS for OCD, and subsequently issued a final LCD approving such coverage effective March 2022. In addition, there is currently an out-of-pocket market for our Deep TMS systems for OCD, and we are working to broaden the scope of reimbursement coverage for Deep TMS for OCD treatment, both commercial and governmental, based on a demonstration of the reasonableness and necessity of the treatment through clinical data. Deep TMS for smoking addiction is not currently eligible for reimbursement. We plan to seek to obtain coverage as we progress in our commercialization for this indication.

The sale or lease of a medical device utilized for in-office medical treatments depend, in part, on the extent to which such treatments using that device will be covered by third-party payers, such as government health care programs (e.g., Medicare), private insurance, and managed healthcare organizations. Even if a third-party payer covers a particular treatment, the resulting reimbursement payment rates may not be adequate to cover a provider’s cost to purchase such medical device or ensure that purchase or lease will be profitable for the provider. Additionally, patients who are treated in-office for a medical condition generally rely on third-party payers to reimburse all or part of the costs associated with the treatment and may be unwilling to undergo such treatment in the absence of coverage and adequate reimbursement.

Reimbursement by a third-party payer may depend upon a number of factors, including the third-party payer’s determination that a treatment is: neither experimental nor investigational; safe, effective, and medically necessary; appropriate for the specific patient; cost-effective; supported by high quality evidence published in peer reviewed medical journals; included in clinical practice guidelines; and supported by medical community acceptance and demand.

Physician reimbursement under Medicare generally is based on a defined fee schedule, or the Physician Fee Schedule, through which payment amounts are determined by the relative values of the service rendered in a physician office setting or by a physician in a facility setting. Medicare coverage for TMS also has specific patient history requirements. Medicare coverage for Deep TMS generally requires one to four failed (inadequate response or intolerable) trials of psychopharmacologic agents (such as antidepressant medications).

In the United States, there is no uniform policy of coverage and reimbursement among private third-party payers. Reimbursement rates from private payers vary depending on the procedure performed, the commercial payer, contract terms, and other factors. Private third-party payers often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies, but also have their own methods and approval process apart from Medicare coverage and reimbursement determinations. Private insurance coverage for Deep TMS has traditionally required three to four failures of antidepressant medications. However, many payors have now reduced the number of prior failed medication trials needed to qualify for Deep TMS for MDD. Specifically, about 90 million covered lives in the US with commercial coverage now qualify for Deep TMS for MDD after two to three failed medication trials, and approximately 42 million lives in the US with Medicare reimbursement coverage qualify after just one to two failed medication trials.

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

Private insurers currently cover treatments using our Deep TMS system for MDD, and there is now emerging coverage from various payers for Deep TMS therapy for OCD. We are actively engaged in efforts to facilitate increased coverage for OCD treatment by more payers, including both commercial and governmental. Reimbursement is not yet available for Deep TMS for smoking addiction or for therapies currently under development for other indications. However, we are engaged in efforts to obtain coverage for Deep TMS for smoking addiction as our commercialization efforts for that indication progress, based on the novelty of the technology, unmet clinical need and the efficacy and safety profile of the treatment.

Nonetheless, we can provide no assurances that we will be able to obtain a wide range reimbursement coverage for OCD nor any reimbursement coverage for smoking addiction, and even if obtained, we can provide no assurance that the coverage will be at the same levels as we have for MDD.

We are also working to include Deep TMS in additional insurance coverages in the United States and in other jurisdictions in which we operate. In regions where we have appointed a local distributor, where reasonable, it is typically required under our agreements that the distributor utilize efforts to obtain reimbursement coverage for Deep TMS in the relevant territory on our behalf.

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

Our Deep TMS system is classified as a Class II medical device. For MDD, smoking addiction, and subsequently granted applications relating to MDD (including a 3-minute Theta Burst protocol and a labeling expansion to include reduction of comorbid anxiety symptoms among depressed patients), we obtained FDA marketing authorization through the 510(k) clearance process. For OCD, we obtained FDA marketing authorization through the de novo classification process. Subsequent changes made to our Deep TMS system will be made through one or more of the various existing FDA review pathways.

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

De novo Classification Process

Medical device types that the FDA has not previously classified as Class I, II, or III are automatically classified as Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a new route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a substantially equivalent predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification process. This process allows a manufacturer whose novel device is automatically classified as Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. Prior to the enactment of the Food and Drug Administration Safety and Innovation Act, or FDASIA, in July 2012, a medical device could only be eligible for de novo classification if the manufacturer first submitted a 510(k) premarket notification and received a determination from the FDA that the device was not substantially equivalent to a predicate device. FDASIA streamlined the de novo classification pathway by permitting manufacturers to request de novo classification directly without first submitting a 510(k) premarket notification to the FDA and receiving a not substantially equivalent determination. We obtained marketing authorization for the OCD indication for our system using the direct de novo request classification process. We have used the 510(k) clearance process to obtain authorization from the FDA for changes to our marketed Deep TMS system, including applications extending our clearances to our proprietary stimulator, and expansions to our MDD indication which now allow us to market a shorter 3 minute depression protocol as well the ability to market our MDD therapy for the reduction of comorbid anxiety symptoms among depressed patients.

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

Some of the provisions of the PPACA have yet to be implemented, and there have been judicial and Congressional challenges to modify, limit, or repeal certain aspects of the PPACA since its enactment and have continued to evolve. During his presidency, President Trump has supported the repeal of all or portions of the PPACA, and in January 2017, he signed Executive Orders designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA to the maximum extent permitted by law. Due to such efforts, certain elements of the PPACA have been invalidated or suspended, which has, in turn, led to additional challenges against the law as a whole. For example, the Tax Cuts and Jobs Act of 2017 included a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. As a result, there is significant uncertainty regarding future healthcare reform and its impact on our operations. In December 2018, a district court in Texas held that the individual mandate is unconstitutional and that the rest of the PPACA is, therefore, invalid. On appeal, the Fifth Circuit Court of Appeals affirmed the holding on the individual mandate but remanded the case back to the lower court to reassess whether and how such holding affects the validity of the rest of the PPACA. The Fifth Circuit’s decision on the individual mandate was appealed to the U.S. Supreme Court. On June 17, 2021, the Supreme Court held that the plaintiffs (comprised of the state of Texas, as well as numerous other states and certain individuals) did not have standing to challenge the constitutionality of the PPACA’s individual mandate and, accordingly, vacated the Fifth Circuit’s decision and instructed the district court to dismiss the case. As a result, the PPACA will remain in-effect in its current form for the foreseeable future; however, we cannot predict what additional challenges may arise in the future, the outcome thereof, or the impact any such actions may have on our business.

The Biden administration also introduced various measures in 2021 focusing on healthcare and drug pricing, in particular. For example, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the PPACA marketplace, which began on February 15, 2021, and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the PPACA. On the legislative front, the American Rescue Plan Act of 2021 was signed into law on March 11, 2021, which, in relevant part, eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source drugs and innovator multiple source drugs, beginning January 1, 2024. And, in July 2021, the Biden administration released an executive order entitled, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response, on September 9, 2021, HHS released a “Comprehensive Plan for Addressing High Drug Prices” that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. And, in November 2021, President Biden announced the “Prescription Drug Pricing Plan” as part of the Build Back Better Act (H.R. 5376) passed by the House of Representatives on November 19, 2021, which aims to lower prescription drug pricing by, among other things, allowing Medicare to negotiate prices for certain high-cost prescription drugs covered under Medicare Part D and Part B after the drugs have been on the market for a certain number of years and imposing tax penalties on drug manufacturers that refuse to negotiate pricing with Medicare or increase drug prices “faster than inflation.” If enacted, this bill could have a substantial impact on our business. In the coming years, additional legislative and regulatory changes could be made to governmental health programs that could significantly impact pharmaceutical companies and the success of our product candidates. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

There is uncertainty as to what healthcare programs and regulations may be implemented or changed at the federal and/or state level in the U.S. or the effect of any future legislation or regulation. Furthermore, we cannot predict what actions the Biden administration will implement in connection with the PPACA.

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

Outside of the United States

We also have received European Conformity (CE) marking in the European Economic Area (EEA) and in Israel for MDD, OCD, and smoking addiction, and 11 other indications in psychiatry, addiction treatment, and neurology. Additional regulatory approvals have also been obtained for Deep TMS in various other existing and potential territories, including, for example, in Canada and India. Sales and marketing of medical devices outside of the United States are subject to foreign regulatory requirements that vary widely from country to country. The time required to obtain appropriate marketing authorizations from other foreign authorities may be longer or shorter than that required for FDA approval. Whether or not we have obtained FDA approval, our Deep TMS systems may be subject to different regulatory requirements in other jurisdictions. The foreign regulatory approval process includes all the risks associated with FDA regulation, as well as country-specific regulations.

Employees

Our employees include professionals with extensive experience in medical device development and applications, neurology and psychopathology, pre-clinical experimentation, clinical development, and business development. As of December 31, 2021, we had 118 employees, of which 52 were based in the United States and 66 were based outside of the United States (in Israel). Our U.S. employee base includes 45 employees in sales, marketing, and service/operations, 3 employees in medical affairs, and 4 general and administrative employees. Our Israeli employee base includes 49 employees in clinical trials, research and development, production, and service/operations, 4 employees in sales and marketing, and 13 general and administrative employees.

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

D.	Property, Plants and Equipment

BrainsWay has offices in the United States and Israel.

In Israel, the Company has leased offices in Jerusalem, Israel, since November 2007, pursuant to a lease agreement that expires in September 2022. The facility contains approximately 1,505 square meters of space, and lease payments and management fees are approximately $30,000 plus value added tax, or VAT, per month, in the aggregate, and are paid in NIS. This facility houses various administrative functions, as well as research operations and our central laboratory. Substantially all of our Israeli-based employees are based in this facility. We also lease a warehouse and storage area within the same building as our Jerusalem offices pursuant to a lease addendum subject to a term (also expiring in September 2022) comprised of approximately 280 square meters, and subject to monthly fees in the amount of approximately $2,500 plus VAT in the aggregate, paid in NIS.

In the United States, the Company's corporate headquarters is located in Boston, MA, in a space comprised of 3,976 square feet leased at a rate of $8,118 per month, with a contractual lease term that expires in November 2024. We have also had corporate offices located in New Jersey since April 2016. Our Cresskill, NJ offices occupy a space comprised of approximately 2,326 square feet leased at a rate of $4,815 per month, pursuant to a lease with a current term expiring (unless extended) in June 2023.

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

Company Overview

BrainsWay is a leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. We are dedicated to leading through superior science and building on our substantial body of clinical evidence. We are the first and only TMS company to obtain from the U.S. Food and Drug Administration (FDA) three cleared indications backed by pivotal studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (MDD), including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression, obsessive-compulsive disorder (OCD), and smoking addiction. We have also received CE Mark for a variety of psychiatric and neurological indications. We are focused on increasing global awareness of and broad access to Deep TMS. Deep TMS uses magnetic pulses to stimulate neurons and consequently modulates the physiological activity of the brain. Our technology can either increase brain activity in neuronal networks which are hypoactive, or alternatively decrease brain activity in neuronal networks which are hyperactive. Our proprietary electromagnetic coils, which we refer to as H-Coils, are designed to safely stimulate deep and broad brain regions, which we believe provides an advantage over other available TMS products, which we refer to collectively as Traditional TMS, that generally use a “figure 8” design. In the United States, we sell our Deep TMS system for the treatment of MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression) and OCD and have recently began marketing our products for the treatment of smoking addiction in the United States. We believe that our Deep TMS technology has the potential to be safe and effective for the treatment of a wide range of additional psychiatric, neurological, and addiction disorders. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway or planned.

Our first commercial Deep TMS product received clearance from the FDA in 2013 for the treatment of MDD in adult patients who have failed to achieve satisfactory improvement from anti-depressant medication in the current episode. Our Deep TMS system for MDD is currently marketed to and installed at psychiatrists’ offices and other facilities principally in the United States and in certain other countries throughout the world. In addition, our second Deep TMS system received FDA marketing authorization in August 2018 as an adjunct therapy for adult patients suffering from OCD, and we are currently market and sell that indication. In addition, our third Deep TMS system received FDA marketing authorization in August 2020 as a short-term therapy for smoking addiction. Moreover, in August 2021, we received 510(k) clearance from the FDA for our Deep TMS for its use for the reduction of comorbid anxiety symptoms in adult patients with depression. Our sales and marketing efforts are currently focused in the United States, where we generated approximately 88 % of our revenues in the year ended December 31, 2021.

We believe that Deep TMS represents a platform technology that provides for an opportunity to develop additional Deep TMS products for a variety of psychiatric, neurological, and addiction disorders. We are planning multicenter trials for other indications, including multiple sclerosis (MS), which would be our first neurological indication, and potentially various other addiction disorders beyond smoking addiction.

Our current customers are principally doctors, hospitals, and medical centers in the field of psychiatry. Treatment with Deep TMS is typically performed as an office-based procedure using our Deep TMS system, which consists of our proprietary H-Coil helmet, as well as several other components, including a stimulator, cooling system, positioning arm and an operator interface. A course of treatment for MDD typically requires 20 treatment sessions five times a week over a period of four weeks, and thereafter up to 24 additional maintenance-continuation sessions twice weekly over a period of up to 12 weeks. The standard Deep TMS treatment protocol for OCD requires 29 treatment sessions over six weeks. A course of treatment for smoking addiction typically requires 18 treatment sessions, comprised of treatment five times a week over a period of three weeks, followed by treatment once per week for an additional three weeks. Each standard MDD, OCD or smoking addiction session lasts 20 minutes, 19 minutes, and 18 minutes, respectively. For Deep TMS for MDD, the FDA also cleared a 3 minute “Theta Burst” treatment protocol. Patients may experience some discomfort during treatment and must use earplugs to reduce exposure to the loud sounds produced by the device. The treatment requires no anesthesia, hospitalization or sedation and no systemic side effects are associated with this therapy.

In the United States, we sell or lease Deep TMS systems by one of the following two methods: (i) a fixed-fee lease model in which the Deep TMS system is leased to a customer for a fixed annual fee, generally with a term of between 48 and 60 months, for unlimited use; and (ii) a sales or purchase model in which the Deep TMS system is sold to the customer for a fixed purchase price. Additional potential revenues may be derived from extended warranty fees paid for the system for service coverage beyond the standard included warranty period, and from variable or usage fees based on the number of treatments performed with the system. We are also able to leverage our platform technology, which includes the ability to treat multiple indications using different H-Coil helmets, to facilitate transactions utilizing combined pricing models often involving a single system with one or more add-on helmets. These flexible offerings are designed to facilitate market penetration by addressing the differing clinical needs and risk tolerance among our customer base. We commercialize Deep TMS for OCD based generally on either the sale model, or as part of a fixed-fee lease model together with our MDD system. We recently completed a controlled market release, and then a limited market release of Deep TMS for smoking addiction and are currently preparing for a full market launch of our Deep TMS system for this indication.

As of December 31, 2021, we had an installed base of approximately 754 Deep TMS systems, whereby 396 systems were leased from us, and an additional 358 systems were sold by us prior to December 31, 2021. Our installed base increased by 125 systems during 2021. In addition, as of December 31, 2021, we had shipped 302 OCD coils as additional coils attached to certain of our new and existing systems following our receipt in August 2018 of marketing approval from the FDA for our OCD system.

For the year ended December 31, 2021, our revenues were $29.7 million compared to $22.1 million for the year ended December 31, 2020, representing an increase of 34% over the revenues generated in 2020. We incurred net losses of $6.4 million for the year ended December 31, 2021.

As of December 31, 2021, we had an accumulated deficit of $83.8 million. Our primary sources of capital to date have been from public offerings in Israel and in the United States, and private placements of our securities, grants from the Israel Innovation Authority (IIA), borrowings under our credit facilities, and the lease and sale of our products.

We expect our research, development, and clinical trials expenses to increase in connection with our ongoing activities, particularly as we continue to develop next generation technology (including in the areas of multichannel and rotational field TMS), rollout additional features on our current platform (including beta testing of additional remote capabilities), pursue future confirmatory trials and data collection efforts for existing indications, and seek FDA clearance for new indications such as fatigue in MS, addictions (including alcohol, cocaine and/or opioid addiction), and pain. In addition, we expect to incur significant commercialization expenses for product sales, marketing, manufacturing, and distribution. On February 25, 2021 we closed a follow-on underwritten public offering of ADSs with gross proceeds of approximately $45.2 million before deducting underwriting discount and commissions and offering expenses. We believe that our existing cash resources will be sufficient to enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months.

Components of Our Results of Operations

Revenues

We derive our revenues from the lease and sale of our Deep TMS systems. We offer the following pricing models:

●	Fixed-fee Lease Model: The customer leases the Deep TMS system and pays a fixed annual or monthly fee for the term of the lease (generally between 48 and 60 months).

●	Sale Model: The Deep TMS system is sold to the customer for a fixed purchase price.

Additional potential revenues may be derived from extended warranty fees paid for the system for service coverage beyond the standard included warranty period, which is generally for one year, and from variable or usage fees based on the number of treatments performed with the system.

We are also able to leverage our platform technology, which includes the ability to treat multiple indications using different H-Coil helmets, to facilitate transactions utilizing combined pricing models often involving a single system with one or more add-on helmets.

Our revenues from the operating leases of our Deep TMS systems are recognized on a straight-line method over the term of the lease. Usage based fees, if applicable, are recognized as revenue when we are entitled to receive such revenue. Our revenues from sales are recognized when control of the system is transferred to the customer, generally upon delivery of the system.

Cost of revenues and gross margin

Our cost of revenues includes a significant component of depreciation of the Deep TMS systems, due to the fact that we maintain ownership of those systems placed under our fixed-fee lease model, in which we lease the system for use by our customers, rather than sell it outright. We expect to continue to own those of our Deep TMS systems which have been placed under our fixed-fee lease model for the foreseeable future, which allows us to maintain our relatively low cost of revenues for those systems.

In the case of the Deep TMS systems that we sell under our sales model, the entire cost of the Deep TMS system is recognized upon such sale. The cost of revenues for systems that we sell primarily consists of the costs of raw materials, including components purchased from our third-party contract manufacturers and manufacturing and assembly of the components that we perform ourselves. While we have previously used a third-party stimulator for our Deep TMS systems, we developed and have received FDA clearance for our own proprietary stimulator for MDD (in May 2018), OCD (in March 2019), and smoking addiction (in April 2021).

The cost of revenues for systems that we lease or sell also include costs related to personnel, royalties to PHS and Yeda, shipping, and our operations department. We expect our cost of revenues to increase in absolute dollars to the extent our revenues increase.

Selling and marketing expenses

Selling and marketing expenses consist of marketing and commercial activities related to the sale and lease of our Deep TMS systems, as well as personnel expenses, including salaries and related benefits, sales commissions, share-based compensation for employees, and facility costs. Other significant sales and marketing costs include conferences, trade shows, and promotional and marketing activities, including direct and online marketing, SEO, earned media, practice support programs, media campaigns and travel expenses.

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

Income taxes expense

Our income taxes expense is derived primarily from income generated from the sales and lease of our Deep TMS systems from our U.S. subsidiary. During the year ended December 31, 2021, the Company recorded deferred tax assets in respect of temporary differences in the U.S. subsidiary.

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

Revenue Recognition

We generate revenues from the sale and lease of our systems. We sell products mainly directly to end users, third party financing companies with arrangements with end users, and to a lesser extent, to third-party distributors outside of the United States which typically do not include return rights. We typically have post-sale obligations of training and installation of our systems and may provide an annual service warranty for the Deep TMS system after the expiration of the standard warranty. Revenues for such services are deemed distinct performance obligations and are recognized when the services are performed.

Revenue from sale of systems are recognized at the point in time when control of the system is transferred to the customer, generally upon delivery of the system to the customer.

We generate lease revenue from a fixed-fee lease model in which the Deep TMS system is leased to a customer for a fixed annual fee, generally for a term of between 48 to 60 months, allowing for unlimited use during the lease period. Leases in which substantially all the risks and rewards incidental to ownership of the leased asset are not transferred to the lessee are classified as operating leases. Revenues from operating leases are recognized on a straight-line basis over the lease term. Usage based fees are recognized as revenue when the Company is entitled to receive such revenue.

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

If no economic benefits are expected from the research activity, the grants received are recognized as a reduction of the related research and development expenses. In that event, the royalty obligation is treated as a contingent liability.

On each reporting date, the Company evaluates whether there is reasonable assurance that the liability recognized, in whole or in part, will not be repaid based on the best estimate of future sales and using the original effective interest method and, if so, the appropriate amount of the liability is derecognized against a corresponding reduction in research and development expenses.

Grants received from the IIA prior to January 1, 2009, which are recognized as a liability, are accounted for as forgivable loans in accordance with IAS 20, based on the original terms of the loan.

Share-based compensation

Share-based compensation reflects the compensation expense of our stock option, and more recently, restricted share unit (RSU) programs granted to employee and other service providers, in which the compensation expense is measured at the grant date fair value of the award. The grant date fair value of share-based compensation is recognized as an expense over the requisite service period, net of estimated forfeitures. We recognize compensation expense for awards conditioned only on continued service that have a graded vesting schedule using the accelerated method and classify these amounts in our statement of comprehensive loss based on the department to which the related employee/service provider reports.

Traditionally, the preferred form of equity compensation to our employees, consultants and directors was in the form of options. On May 4, 2021, we commenced a tender offer to exchange eligible options (“Eligible Options”) to purchase Ordinary Shares, par value NIS 0.04 per Ordinary Share, for replacement options to purchase Ordinary Shares (“New Options”), with modified terms pursuant to the Offer to Exchange Eligible Options for New Options, dated May 4, 2021 (the “Exchange Offer”). Following the Exchange Offer, to better align with the interests of prospective grantees, among other factors, we principally shifted toward equity grants in the form of RSUs.

Share-Based Compensation Valuation

We selected the Binomial Lattice option-pricing model as the most appropriate method for determining the estimated fair value of options compensation. For the purpose of the evaluation of the fair value, and the manner of the recognition of options compensation, our management is required to estimate, among others, various subjective parameters that are included in the calculation of the fair value of the options compensation, as well as our results and the amount of options that will vest. These parameters include the expected volatility of our share price over the expected term of the grant, the risk-free interest rate assumption, forfeitures behaviors and expected dividends.

In 2021, we generally shifted from incentive equity grants in the form of options to grants in the form of restricted share units (RSUs). We evaluate the fair value of RSUs based on the price of our ordinary shares at the time of grant and the quantity of RSUs granted.

Fair value of Ordinary Shares. Since our Ordinary Shares have traded on the TASE since 2007, and our ADSs have traded on The Nasdaq Global Market since 2019, we have a market price per share of our Ordinary Shares and ADSs. Traditionally, the exercise price for options granted by the Company was determined based on the average price per share over a calendar period of trading days preceding the grant date. Under the new compensation policy approved by the Company’s shareholders on December 22, 2021, the exercise price for any newer options grants are to be based on the closing price of our ADSs on the day prior to the grant. On June 2, 2021, we completed the Exchange Offer and the exercise price per Ordinary Share of the new options granted pursuant to the exchange offer is $4.675 per Ordinary Share. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions.”

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

Expected dividend yield. We have never declared or paid any cash dividends and we do not have current plans to pay cash dividends in the near term.

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

Three Months Ended

	March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31
	2021				2020				2019
Statements of operations	U.S. dollars in thousands
Revenues	6,121	7,005	8,061	8,470	4,157	4,820	6,014	7,066	5,182	5,695	5,932	6,292
Cost of revenues	1,463	1,300	1,930	1,906	1,015	992	1,485	1,566	1,158	1,376	1,153	1,442
Gross profit	4,658	5,705	6,131	6,564	3,142	3,828	4,529	5,500	4,024	4,319	4,779	4,850
Research and development expenses, net	925	1,650	1,786	2,032	1,795	1,041	1,411	1,576	1,792	2,362	1,913	1,809
Selling and marketing expenses	3,129	4,191	4,042	4,518	3,713	2,178	2,393	2,999	2,838	3,278	3,549	3,604
General and administrative expenses	1,405	1,377	1,536	1,466	1,255	824	1,311	1,332	1,003	1,380	1,492	1,428
Total operating expenses	5,459	7,218	7,364	8,016	6,763	4,043	5,115	5,907	5,633	7,020	6,954	6,841
Total operating loss	801	1,513	1,233	1,452	3,621	215	586	407	1,609	2,701	2,175	1,991
Finance expenses, net	412	269	360	379	(309)	179	210	239	236	672	344	178
Loss before income taxes	1,213	1,782	1,593	1,831	3,312	394	796	646	1,845	3,373	2,519	2,169
Income taxes (tax benefit)	160	156	211	(484)	130	177	170	(240	62	100	113	147
Net loss and comprehensive loss	1,373	1,938	1,804	1,347	3,442	571	966	406	1,907	3,473	2,632	2,316

Our quarterly revenues and operating results have varied in the past and are expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenues

Our total revenues increased by $7.6 million, or 34%, from $22.1 million for the year ended December 31, 2020 to $29.7 million for the year ended December 31, 2021. The increase in revenues was attributed mainly to increase in sales of our Deep TMS systems to customers. Revenues from leases were 45% of the revenues for the year ended December 31, 2021, compared to 62% of the revenues for the year ended December 31, 2020.

Cost of revenues and gross margin

Our cost of revenues was $6.6 million for the year ended December 31, 2021 compared to $5.1 million for the year ended December 31, 2020. The increase is primarily attributed to increase in sales volumes. There has been no material change in our gross margin as a percentage of revenue for the last three years.

Research and development expenses, net

Our research and development expenses, net, were $6.4 million for the year ended December 31, 2021 compared to $5.8 million for the year ended December 31, 2020. The increase of $0.6 million, or 10%, was mainly attributed to lower expenses in the corresponding period last year, in light of the effect of the COVID-19 pandemic, as well as expenses incurred during the current year in connection with the options repricing program.

Selling and marketing expenses

Our selling and marketing expenses were $15.9 million for the year ended December 31, 2021 compared to $11.3 million for the year ended December 31, 2020. The increase of $4.6 million, or 41%, was mainly attributed to the continued growth in our U.S. marketing activity, including recruitment of sales, marketing and support personnel in the United States, as well as to lower operational expenses during the corresponding period last year, in light of the effect of the COVID-19 pandemic.

General and administrative expenses

Our general and administrative expenses were $5.8 million for the year ended December 31, 2021 compared to $4.7 million for the year ended December 31, 2020. The increase of $1.1 million, or 23% is attributed mainly to the Company’s continued growth, expenses relating to the completion of a follow-on underwritten public offering in the first quarter of 2021 and expenses incurred in connection with the options repricing program.

Finance expenses, net

Our finance expenses, net, were $1.4 million for the year ended December 31, 2021 compared to $0.3 million for the year ended December 31, 2020. The increase of $1.1 million was mainly attributed to exchange rate differences.

For information on the impact of currency fluctuations on the company, please see Item 11 “Quantitative and Qualitative Disclosures About Market Risk” below.

Year ended December 31, 2020 compared to year ended December 31, 2019

For comparison of fiscal year 2020 to fiscal year 2019 please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Year ended December 31, 2020 compared to year ended December 31, 2019” section in our annual report on form 20-F filed with the SEC on April 19, 2021.

B.	Liquidity and Capital Resources

Overview

As of December 31, 2021, we had cash, cash equivalents and short-term deposits of $57.3 million and an accumulated deficit of $83.7 million, compared to cash equivalents and short-term deposits of $17.2 million, and an accumulated deficit of $77.3 million as of December 31, 2020. We incurred positive cash flows from operating activities of $0.9 million and negative cash flows from operating activities of $1.4 million for the years ended December 31, 2021 and 2020, respectively. We have incurred operating losses since our inception, and we anticipate that our operating losses will continue in the near term as we seek to expand our sales and marketing initiatives to support our growth in existing and new markets, and invest funds in additional research and development activities. Our primary sources of capital to date have been from public offerings in the U.S. and Israel and private placements of our securities, grants from the IIA, and leases and sales of our Deep TMS systems. From inception through December 31, 2021, we raised $129 million from placements of our Ordinary Shares and exercise of options.

The Company’s primary contractual obligations consist of liabilities in respect of research and development grants, as well as lease liabilities in respect of corporate facilities and vehicles. For information about the Company's contractual obligations, see Note 11 to our Audited Financial Statements.

We expect our revenues and expenses to increase in connection with our ongoing activities, particularly as we expand the marketing of our Deep TMS system for MDD, OCD, and smoking addiction, and for other indications for which we may receive regulatory authorizations in the future. Based on our current business plan, we believe that our cash and cash equivalents as of December 31, 2021 and the anticipated revenues from sales of our products will be sufficient to fund our operating expenses and capital expenditure requirements through at least the next 24 months. However, if these sources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities, seek to enter into a new credit facility, or seek financing from third party collaborators. If we raise additional funds by issuing equity securities, our shareholders would experience dilution. Additional debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. We can provide no assurance that additional equity or debt financing will be available on terms favorable to us, or at all. If we raise additional funds through collaborations with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to obtain adequate funds on reasonable terms, we will need to curtail operations significantly, including possibly postponing anticipated clinical trials or entering into financing agreements with unfavorable terms.

Cash flows

The table below summarizes our cash flow activities for the indicated periods:

	Year Ended December 31,
(in thousands)	2021	2020
Net cash provided by (used in) operating activities	$884	$(1,436)
Net cash used in investing activities	(42,216)	(2,465)
Net cash provided by (used in) financing activities	41,516	(1,030)
Exchange rate differences on cash and cash equivalents	(224)	218
Increase (decrease) in cash and cash equivalents	$(40)	$(4,713)

Operating Activities

Net cash provided by operating activities was $0.9 million during the year ended December 31, 2021, compared to $1.4 million used during the year ended December 31, 2020. The increase of $2.3 million was due primarily to changes in working capital as well as a decrease in cash used from operations.

Investing Activities

Net cash used in investing activities was $42.2 million during the year ended December 31, 2021, compared to $2.5 million during the year ended December 31, 2020. The increase of $39.7 million was mainly attributed to the investment of funds raised during the year in long-term deposits.

Financing Activities

Net cash provided by financing activities was $41.5 million during the year ended December 31, 2021, compared to $1.0 million used in financing activities during the year ended December 31, 2020. The change was due to the completion of a follow-on underwritten public offering of ADSs during the year.

Government Grants

As of December 31, 2021, our wholly owned subsidiary, Brain Research and Development Services, Ltd., has received grants from the IIA in an aggregate amount of approximately $13.3 million. Brain Research and Development Services, Ltd. is currently required to pay 3% royalties of sales of our Deep TMS products, which payment obligations do not currently exceed the amount of the grant received (in U.S. dollars), plus interest at an annual rate equal to the LIBOR rate. As of December 31, 2021, Brain Research and Development Services, Ltd. has paid royalties to the IIA in an aggregate amount of approximately $3.4 million (including amounts in respect of accrued interest), with remaining outstanding royalties of up to $12.4 million.

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

Additionally, in 2013, the MAGNET committee of the IIA (MAGNET) approved the activities of the consortium for the development plan of a brain stimulator and monitor tool, which we refer to as the Consortium, of which we are one of the participants. As part of the Consortium, Brain Research and Development Services, Ltd. received from MAGNET approvals for grants in an aggregate amount of NIS 8.2 million (approximately $2.65 million based on the NIS to USD exchange rate as of December 31, 2021). There is no requirement to repay the grants or pay royalties thereon. Such non-royalty-bearing grants from MAGNET program for funding approved research and development projects are recognized when there is reasonable assurance that the grants will be received and we will comply with all attached conditions, on the basis of the costs incurred, and are presented as a deduction from research and development expenses. In the event of failure of a project that was partly financed by the IIA, we would not be obligated to pay any royalties or repay the amounts received.

C.	Research and Development, Patents, and Licenses

For descriptions of the company’s research and development policies for the years 2020 and 2019, please see the “Item 5.C Research and Development, Patents, and Licenses” sections in our annual reports on Form 20-F filed with the SEC on April 19, 2021 and March 23, 2020, respectively.

Intellectual Property

The core technology of our Deep TMS based on H-Coils is covered by our patents.

Our intellectual property portfolio consists principally of patents and pending patent applications related to our Deep TMS technology that are either exclusively licensed to us for commercialization on a worldwide basis from (1) agencies of the U.S. Public Health Service (PHS) within the U.S. Department of Health and Human Services (DHHS), and (2) Yeda Research and Development Company Limited, or Yeda, the commercialization arm of the Weizmann Institute for Science (Weizmann Institute) or are owned by us. These include a total of 33 issued U.S. patents, 3 pending U.S. patent applications, 46 issued patents in other jurisdictions (treating Europe as one jurisdiction), and 20 pending patent applications in other jurisdictions.

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

Patents and Patent Applications

Our first group of patents (Patent Family A) relates to the H-Coil technology in general: This includes coverage for the H-Coil for MDD, the H-Coil for OCD, the H-Coil for smoking addiction, and for future products we are developing. This group of patents has been exclusively licensed to us from the PHS, and includes two issued U.S. patents and seven issued patents in other jurisdictions. The issued patents are set to expire in 2024 in the U.S. and expire in 2021 outside the U.S. These coils are also covered by additional patents which extend until later dates as detailed further in this section.

Our second group of patents (Patent Family B) relates to additional design features of BrainsWay’s H-Coil for MDD, H-Coil for smoking addiction coil, and also covers some future products we are developing. This group of patents has been licensed to us from the PHS and from Yeda, and includes six issued U.S. patents, nine issued patents in other jurisdictions, and two pending patent applications in other jurisdictions. The issued patents in this group are set to expire in 2025 in the U.S. and in 2026 in other countries, not taking into account any potential patent term adjustment or extension that may be available in the future. These coils are also covered by additional patents which extend until later dates as detailed further in this section.

Our third group of patents (Patent Family C) relates to a family of central base coils including BrainsWay’s H-Coil for OCD, and also some future products that we are developing. This group of patents is owned by us, and includes three issued U.S. patents, eight issued patents in other jurisdictions, and three pending patent applications in other jurisdictions. The issued patents are set to expire in 2033 in the U.S., and in 2034 in other countries, not taking into account any potential patent term adjustment or extension that may be available in the future.

Our fourth group of patents (Patent Family D) relates to a family of unilateral coils including some future products we are developing. Patent Family D is owned by us, and includes one issued U.S. patent, and five issued patents in other jurisdictions. The issued patents are set to expire in 2033 in the U.S., and in 2034 in other countries, not taking into account any potential patent term adjustment or extension that may be available in the future.

Our fifth group of patents (Patent Family E) consists of utility model patent applications which provide coverage of several H-Coils, including those used in BrainsWay’s MDD and OCD systems. This group of patents (Patent Family E) is owned by us, and includes two issued Chinese Utility Model patent applications: one for BrainsWay’s MDD coil, and another one for BrainsWay’s OCD coil, one issued patent application in the U.S. and five pending patent applications in other jurisdictions incorporating both BrainsWay’s MDD and OCD systems. The issued patent is set to expire in 2039.

Our sixth group of patents (Patent Family F) relates to a family of circular coils including BrainsWay’s H-Coils for MDD and smoking, as well as some other future products we are developing. This group of patents (Patent Family F) is owned by us, and includes two issued U.S. patents, six issued patents in other jurisdictions and one pending patent applications in other jurisdictions. The issued patents are set to expire in 2033 in the U.S. and in 2034 in other countries, not taking into account any potential patent term adjustment or extension that may be available in the future.

Our seventh group of patents (Patent Family G) relates to real-time closed-loop brain stimulation and includes one pending patent application in the U.S. and three pending patent applications in other jurisdictions.

Our eighth group of patents (additional families of issued patents and pending patent applications) relates to a multichannel stimulator we are developing as an enhancement to our Deep TMS system, which we see as the next generation of our products, several H-Coil designs which may be future products, capabilities to address additional medical conditions such as the need to open the blood brain barrier, and biomarker research using Deep TMS with an EEG that we are currently conducting. These include six issued U.S. patents, one pending U.S. patent application, nine issued patents in other jurisdictions, and six pending patent applications in other jurisdictions. Patent applications in these families, if issued, are set to expire in 2029, 2031, 2033, and between 2037 and 2039, not taking into account any potential patent term adjustment or extension that may be available in the future.

In addition to the list of patents noted above, an additional group of patents relates to multichannel stimulation and was acquired from TMS Innovations, LLC. We believe these patents will enable us to broaden the scope of capabilities in the multichannel stimulator we are developing.. The issued patents are set to expire between 2026 and 2035 in the U.S, not taking into account any potential patent term adjustment or extension that may be available in the future.

In addition to the list of patents noted above, in January 2020 we exercised our option to exclusively license the rights to certain patents relating to rotational field TMS from Yeda. This group of patents includes two issued U.S. patents and four issued patents in other jurisdictions. The issued patents are set to expire in 2032 in the U.S. and in 2030 in other countries, not taking into account any potential patent term adjustment or extension that may be available in the future.

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

We are required to pay royalties consisting of 2% of our net sales or payments received from sales or leases of our Deep TMS systems and/or portions thereof using the licensed technology. In addition, we are required to pay a royalty of 8% from the net cash proceeds we receive from any sublicenses, so long as the underlying intellectual property is valid and enforceable in the relevant territory.

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

In January 2020, we exercised our right to add the additional rotational field TMS innovation. To the extent products based on this technology are commercialized we will have to pay Yeda royalties, either at increased rates ranging from an additional 1.6%-2% for “combined products” (which also include innovations covered by previous agreements), or at a fixed rate of 5% for products based exclusively on the rotational field TMS.

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

Trend information is included throughout the other sections of this Item 5. In addition, the COVID-19 global pandemic has led governments and authorities around the globe, to take various precautionary measures in order to limit the spread of the COVID-19 global pandemic, including government-imposed quarantines, lockdowns, and other public health safety measures, which have had and continues to have an adverse effect on the global markets and its economy, including on the availability and pricing of materials, manufacturing and delivery efforts, sales to existing and potential customers and leads, collections from accounts, and other aspects of the global economy. Therefore, the COVID-19 global pandemic could continue to disrupt production and cause delays in the supply and delivery of products used in our operations, may further divert the attention and efforts of the medical community to coping with the COVID-19 global pandemic, impact our ability to recruit subjects for ongoing and planned clinical trials and disrupt the marketplace in which we operate and may have material adverse effects on our operations, sales, revenues, collection from accounts and ability to raise funds. In particular, certain of our third-party suppliers may currently source certain components and materials of our Deep TMS systems from Asia and other affected countries, and the continued outbreak and spreading of the COVID-19 global pandemic may adversely impact our third-party suppliers’ development, manufacture, and supply of our Deep TMS systems. In addition, treatment sessions conducted with our Deep TMS system, which are generally scheduled or non-emergency procedures, may be postponed as hospitals and healthcare centers shift resources to patients affected by the COVID-19 global pandemic. The extent to which the COVID-19 global pandemic impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 global pandemic and the actions to contain the COVID-19 global pandemic or treat its impact, among others. Moreover, the COVID-19 global pandemic has begun to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that this COVID-19 global pandemic or any other epidemic harms the global economy generally.

In the period following the onset of the pandemic, as part of the global supply chain crisis, we have seen a significant rise in the price of many of the electronic components needed for our systems. These price increases are largely attributable to supply and demand factors, and in some cases, shortages, relating to these parts across the globe. On a related point, the lead time for receiving electronic components shipped by suppliers has increased significantly amid the worldwide supply chain crisis. This has compelled us to significantly increase inventory levels to ensure that future demand for our systems can be timely met. Within the broader context of electronic component supply issues, the third party we rely on for the outsourced manufacture of our newer generation systems halted production in 2021 for a period due to the shortage in PC computers which are needed for these systems. While we were able to adapt our standard manufacturing process to allow for the integration of these PC components at a later stage of the production line once inventory levels were restocked, this is illustrative of the continuing need to adapt to the realities and challenges posed by the worldwide supply chain crisis.

The global shipping crisis and supply chain backlog have also caused a dramatic rise in the cost of delivery of our systems, including sharp increases in air freight cost. The heavy weight of our systems translates into a significant increase in the amount we spend on shipping our systems to customers, which also requires additional labor on the part of our logistical staff to obtain multiple competitive shipping quotes from a variety of carriers in the industry.

Another trend affecting us is the so called "Great Resignation," also known as the "Big Quit," an economic trend in which employees voluntarily resigned from their jobs en masse, beginning in early 2021, primarily in the United States. An article published in the Harvard Business Review on September 15, 2021 cited U.S. Bureau of Labor Statistics finding that 4 million Americans quit their jobs in July 2021. It found differences in turnover rates between companies in different industries, with 3.6% more health care employees quitting their jobs than in the previous year, and in technology, resignations increased by 4.5%. As we operate in both the health care and technology fields, we have not been immune to this larger trend, and while our overall workforce increased over the past year, we also experienced employee turnover, including in our salesforce, thus impacting our ability to ramp up our sales and marketing force as quickly as would have otherwise been possible and generally leading to increased base salaries for new hires.

Another trend relating to our business is the expansion and reliance on reimbursement by major insurers and government plans. Over the past year we have experienced emerging reimbursement coverage for Deep TMS for the treatment of OCD, with approximately 60 million covered lives eligible for coverage as of March 2022. In early 2021, Centene Corporation, the largest Medicaid managed care organization in the country with over 26 million members, issued a positive coverage policy applicable to our Deep TMS therapy for OCD. In June 2021, Health Care Service Corporation (HCSC), an independent licensee of Blue Cross Blue Shield Association, covering approximately 17 million members issued a positive coverage policy, applicable to our Deep TMS therapy for OCD. In 2021, TriCare, which covers 9.6 million military family members across the US, also approved coverage of Deep TMS for OCD. Additionally, in mid-2021, Palmetto GBA, one of the seven Medicare Administrative Contractors (MACs) in the US, issued the first draft Local Coverage Determination (LCD) proposing coverage applicable to Deep TMS for OCD, and subsequently issued a final LCD approving such coverage effective March 2022. If this trend continues, we anticipate that it can have a positive impact on our industry in general, and the demand for our Deep TMS therapy in particular. This, in turn, could have a positive effect on our revenues, income from continuing operations, and profitability.

E.	Critical Accounting Estimates

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report.

Name	Age	Position
Senior Management:
Christopher R. von Jako	53	President and Chief Executive Officer
R. Scott Areglado	58	Senior Vice President and Chief Financial Officer
Hadar Levy	48	Senior Vice President and General Manager of North America
Dr. Yiftach Roth	52	Chief Scientist
Directors:
Dr. David Zacut(3)	70	Chairman of the Board
Avner Hagai(2)	66	Vice Chairman of the Board
Eti Mitrany(1)(2)	52	Director
Karen Sarid(1)(2)(3)	71	Director
Prof. Abraham Zangen	52	Director
Yossi Ben Shalom(3)	65	Director
Avner Lushi(1)	55	Director

(1)	Member of our audit committee that also serves on our financial statements committee.
(2)	Member of our compensation committee.
(3)	Member of our executive committee.

Nasdaq’s Board Diversity Rule, which was approved by the SEC on August 6, 2021, is a disclosure standard designed to encourage a minimum board diversity objective for companies and provide stakeholders with consistent, comparable disclosures concerning a company’s current board composition. This rule requires companies listed on the Nasdaq exchange to: (1) publicly disclose board-level diversity statistics using a standardized template; and (2) have or explain why they do not have at least two diverse directors. The rule also provides flexibility for Smaller Reporting Companies and Foreign Issuers, which can meet the diversity objective by including two female directors. The rule establishes a transition period by which the diversity requirements must be met; for example, for companies listed on Nasdaq prior to August 6, 2021, a board must include at least one diverse director by August 7, 2023, and at least two diverse directors by either August 6, 2025 (if listed as a “Nasdaq Global Select or Global Markets” company) or August 6, 2026 (if listed as a “Nasdaq Capital Market” company). The required annual disclosure is made in the form of the “Board Diversity Matrix” established by the Rule.

Our current board composition is reflected in the following matrix:

Board Diversity Matrix (As of April 12 2022)
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ	0
Did Not Disclose Demographic Background	0
Directors who are Jewish People	7
Directors with Disabilities	0

As a Foreign Issuer subject to the added flexibility provided under Nasdaq’s Board Diversity Rule, we currently meet the diversity objectives promulgated under this rule by having two female directors, as reflected in the above matrix.

Executive officers

Christopher R. von Jako, PhD serves as our president and chief executive officer since January 1, 2020. Most recently, Dr. von Jako served as CEO of Dynatronics Corporation, a publicly-traded medical device company focusing on high-quality restorative products. Prior to Dynatronics, he served as President and CEO of other companies including NinePoint Medical, Inc. and NeuroTherm, Inc. Earlier in his career, he held increasingly senior roles with other leading medical device companies, including Integra LifeSciences, Covidien, Medtronic, and Radionics. Dr. von Jako holds a Ph.D. in Biomedical Sciences from the University of Pécs, a M.S. degree in Radiological Sciences and technology from the department of Nuclear Engineering at the Massachusetts Institute of Technology, and a double B.S. Degree in Physics and Mathematics from Bates College. He resides in Lynnfield, Massachusetts and continues to serve as an independent director on the board nView medical Inc

R. Scott Areglado has served as our Senior Vice President and Chief Financial Officer since May 2021. Prior to his service at the Company, Mr. Areglado served as Chief Financial Officer of iCAD, Inc., a publicly traded global medical technologies provider of advanced image analysis, from May 2018, and previously served as its Vice President and Corporate Controller (from 2011 to 2018). From 2005 to 2010, Mr. Areglado served as Vice President and Controller at AMICAS, Inc., a Nasdaq-listed image and information management solutions company serving the healthcare industry. From 1991 to 2004, he held various accounting and financial roles of increasing responsibility in the software, communications, and transportation and logistics industries. He holds a Bachelor of Business Administration degree in Accounting from the University of Massachusetts, Amherst, and a Master of Business Administration in Entrepreneurship from the Franklin W. Olin Graduate School of Business at Babson College.

Hadar Levy has served as our Senior Vice President and General Manager North America since May 2020. Prior to this, Mr. Levy served as our Chief Financial Officer from September 2014 to May 2020. Prior to his service at the Company, from August 2011 to September 2014 Mr. Levy served as Chief Financial Officer of the Latin American Division at Amdocs; and from 2008 to 2011, served as Chief Financial Officer & Vice President of Business Development of Notalvision. Prior to this position, he served as Controller of GE Healthcare Israel. Mr. Levy holds a BA in Economics and Accounting from Ruppin and an LLM from Bar Ilan University. Mr. Levy is a Certified Public Accountant.

Dr. Yiftach Roth is one of our scientific founders and key inventors of the Deep TMS technology. Dr. Roth has served as our Research and Development Manager since May 2006. In 2010, Dr. Roth became our Chief Scientist. From 2003 through 2006, Dr. Roth worked in the Advanced Technology Center of the Chaim Sheba Medical Center at Tel Hashomer as a researcher in the field of Magnetic Resonance Imaging (MRI). Dr. Roth holds B.Sc. and M.Sc. degrees in Physics and a Ph.D. in Medical Physics from Tel Aviv University. Dr. Roth is the brother-in-law of Professor Zangen, a director and scientific consultant for the Company.

Directors

Dr. David Zacut has served as our Chairman of the Board of Directors since our inception, is a member of our executive committee, and has been providing consulting services to Brain Research and Development Services since May 2001. Since 1983, Dr. Zacut has been working as a senior practicing physician at Hadassah Hospital, and from 1994 through 2003, he served as a managing director of several large medical centers. In addition, Dr. Zacut serves as a director of several private companies, including Brain Research and Development Services. Dr. Zacut holds an M.D. degree from the Hebrew University of Jerusalem.

Avner Hagai has served as our Vice Chairman of the Board of Directors since November 2006 and currently serves as a member of our compensation committee. He serves as a director at several companies, including at Prisma F.S. Ltd., a building management company, where he has served since 2002. Mr. Hagai established A.A. Glass Ltd., an automotive glass and services company, where he has served as a director since 1984.

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

Prof. Avraham Zangen has served as our Director since June 2019. Prof. Zangen is the Head of the Brain Stimulation and Behavior Lab and the Chair of the PsychoBiology Brain Program at Ben-Gurion University in Israel. His research is directed at identifying and understanding altered neuroplasticity in psychiatric disorders, primarily depression, addiction and ADHD, utilizing brain stimulation, and imaging techniques to explore mechanisms and potential clinical applications. He co-developed, along with Dr. Yiftach Roth, the Deep TMS coil which serves as BrainsWay’s platform technology. Professor Zangen has published over 150 peer reviewed articles, reviews, and book chapters. He has been awarded numerous prizes for his scientific achievements, including the Medical Futures Innovation Award in London, the Sieratzki Prize for Advances in Neuroscience, and the Juludan Prize at the Technion. He has also received several distinguished research grants, including from the National Institutes of Health, H2020 and the Israel Science Foundation. Professor Zangen is the brother-in-law of Dr. Yiftach Roth, who serves as our Chief Scientific Officer and a co-developer of our Deep TMS technology.

Eti Mitrany has served as our Director since June 2016, and currently serves as chairperson of our compensation committee and a member of our audit committee. Ms. Mitrany Ms. Mitrany is an executive with over 25 years of global experience in the life sciences industry and since April 2021 serves as CFO and Head of Corporate Strategy at CytoReason, a life sciences AI company developing a computational model of the human body. From 2012 until January 2020, she served as Senior Vice President, Head of the Corporate Economic Department at Teva Pharmaceuticals, with global responsibility for Teva’s business planning and analysis. Prior to that, Ms. Mitrany held various positions at Teva, including serving as CFO of its global specialty business (commercial, R&D, and new ventures), head of Financial Planning & Analysis of the global branded business, and global CFO of Copaxone (a multiple sclerosis treatment) and various other specialty products. Ms. Mitrany received her BA in Economics and an MBA in Finance, both from Tel-Aviv University.

Karen Sarid has served as our Director since December 2017, currently serves as chairperson of our audit committee, and is a member of our compensation committee and our executive committee. Between March 2014 and July 2017, Ms. Sarid served as VP Beauty and Dental and as Chairman of China activities at Syneron Medical Ltd. Between January 2012 and August 2013 Ms. Sarid served as President of Alma Lasers Ltd. Ms. Sarid currently serves as a director of Eva Visual Ltd. She holds a BA in Economics and Accounting from the University of Haifa.

Yossi Ben Shalom has served as our Director since December 2018 and is a member of our executive committee. Mr. Ben Shalom is a co-founder of D.B.S.I, a private investment company specializing in investments in mature companies that are positioned globally for high growth or built for vast expansion through M&As. As such, Mr. Ben Shalom serves as the Chairman of Pointer Telocation Ltd. (Nasdaq: PNTR), Rada (Nasdaq: RADA) and Shagrir Group Car Services Ltd. (TASE: SHGR). He also serves as a director at Taldor Computer Systems (1986) Ltd. (TASE: TALD), Eldan Cargo Ltd., The 8 Note Production & Distribution Ltd., Car 2 Go Ltd., Matzman Et Merutz Milenum Ltd. and Kafrit Industries (1993) Ltd. Mr. Ben Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. from 1998 through to 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. between 1994 and 1998. Mr. Ben Shalom holds a BA in Economics and an MA in Business Administration both from Tel Aviv University.

B.	Compensation

The aggregate compensation paid, and benefits-in-kind granted to or accrued on behalf of all of our directors and executive officers for their services, in all capacities, to us during the year ended December 31, 2021, was approximately $3.7 million. Out of that amount, $2 million was paid as salary, $1.4 million was attributed to the value of the equity-based awards granted to senior management during 2021, approximately $0.2 million was attributed to retirement plans and approximately $0.1 million was attributed to all other compensation. No additional amounts have been set aside or accrued by us to provide pension, retirement or similar benefits.

The compensation terms for our directors and officers are derived from their employment agreements, and comply with our Amended and Restated Compensation Policy for Executive Officers and Directors recently approved by our shareholders on December 22, 2021 (the “Compensation Policy”).

The table and summary below outline the compensation granted to our five highest compensated directors and officers during the year ended December 31, 2021. The compensation detailed in the table below refers to actual compensation granted or paid to the director or officer during the year 2021.

Name and position of director or officer	Base Salary or Other Payments(1)	Value of Social benefits(2)	Value of Equity Based Compensation Granted(3)	All Other Compensation(4)	Total

Christopher von Jako, President and CEO	640,000	51,964	445,150	—	1,136,844
Hadar Levy, SVP and General Manager North America	442,500	42,699	338,365	—	823,564
Amit Ginou, VP, and Israel Site Manager	178,043	46,434	96,692	13,188	334,358
Christopher Boyer, VP Global Marketing	245,667	37,310	43,962	—	326,940
R. Scott Areglado, Senior Vice President and Chief Financial Officer(5)	194,208	33,593	77,706	—	305,508

(1)	“Base Salary or Other Payments” means the aggregate yearly gross monthly salaries or other payments with respect to our senior management and members of the board of directors which was actually paid during the year ended December 31, 2021.
(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.
(3)	Consists of the fair value of the equity-based compensation granted during the year ended December 31, 2021 in exchange for the directors' and officers' services recognized as an expense in profit or loss and is carried to the accumulated deficit under equity. The total amount is recognized as an expense over the vesting period of the options.
(4)	“All Other Compensation” includes, among other things, bonuses, car-related expenses (including tax gross-up) and communication expenses.
(5)	Mr. Areglado’s tenure with the Company commenced on May 5, 2021, and accordingly the table reflect compensation for the period from the commencement date to the end of 2021.

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

Director Compensation

As of the date of the filing of this annual report, we pay our non-executive directors (i.e., all directors other than Dr. Zacut and Prof. Zangen) an annual cash fee of NIS 133,000 (approximately $41,612) Additionally, as of the date of the filing of this annual report, we pay a cash fee of NIS 2,480 (approximately $776) per meeting of the Board and any committee thereof, which is increased to (i) NIS 4,020 (approximately $1,258) in the case of a committee chairperson; or (ii) NIS 4,390 (approximately $1,374) in the case of a director determined to be an expert.

According to the consultancy agreement between Dr. Zacut and the Company, as of May 30, 2016, Dr. Zacut is entitled to a monthly consulting fee of NIS 30,000, set based on a 40% capacity position. For more information, please see the proxy statement filed on December 9, 2019 and resulting resolution approved by the shareholders on January 13, 2020. We also have a consultancy agreement with Prof. Zangen, a director and scientific founder of the Company. For more information, please see “Item 7B. Related Party Transactions.”

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

The compensation policy must be based on certain considerations, must include certain provisions, and needs to reference certain matters as set forth in the Israeli Companies Law.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, business plan, long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size, and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, experience, expertise, and accomplishments of the relevant office holder;

●	the office holder’s position, responsibilities, and prior compensation agreements with him or her;

●	the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost, the average, and median salary of the employees of the company, as well as the impact of such disparities on the work relationships in the company;

●	if the terms of employment include variable components—the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of variable equity-based components not settled in cash; and

●	if the terms of employment include severance compensation—the term of employment or office of the office holder, the terms of his or her compensation during such period, the company’s performance during such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among others:

●	with regards to variable components in the terms of office and employment:

●	with the exception of office holders who report directly to the chief executive officer, determining the variable components on long-term performance basis and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of an office holder’s shall be awarded based on non-measurable criteria, if such amount is not higher than three monthly salaries per annum, while taking into account such office holder contribution to the company;

●	the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment. However, with respect to variable equity-based components that are not settled in cash, the limit of their value at the time of grant.

●	a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

●	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

●	a limit to retirement grants.

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

Our compensation policy also addresses our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our senior management, and considers the internal ratios between compensation of our senior management and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, exemption indemnification and insurance, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, social benefits, retirement, and termination of service arrangements. All cash bonuses to executive officers (“Annual Target Bonus”, “Overachievement Bonus and “Special Bonus”) are limited to a maximum amount linked to the executive officer’s base salary. In addition, the total equity-based compensation components may not exceed 200% of each executive officer’s base salary with respect to any given calendar year.

An annual cash bonus may be awarded to senior management upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our senior management will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our compensation committee and board of directors and subject to minimum thresholds. The annual cash bonus that may be granted to senior management may be based in a rate of up to 25% on a discretionary evaluation. Furthermore, our chief executive officer will be entitled to recommend performance objectives, and such performance objectives will be approved by our compensation committee (and, if required by law, by our board of directors).

The equity-based compensation under our compensation policy for our officers and directors is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the officers’ and directors’ interests with our long-term interests and those of our shareholders, and to strengthen the retention and the motivation of senior management in the long term. Our compensation policy provides for officers and directors compensation in the form of share options or other equity-based awards, such as restricted shares and restricted share units (RSUs), in accordance with our Share Incentive Plan then in place. All equity-based incentives granted to officers and directors shall be subject to vesting periods in order to promote long-term retention of the awarded officer or director. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role, and the personal responsibilities of the officer or director.

In addition, our compensation policy contains compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, enables our chief executive officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance with our compensation policy) and allows us to exculpate, indemnify, and insure our senior management and directors subject to certain limitations set forth thereto.

Our compensation policy also provides for compensation to the members of our board of directors (except for directors that are employed by, or provides services, directly or through companies in their control, to the Company in another role) either (i) for external directors, if any, in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time, or (ii) for all other directors, in accordance with the amounts determined in our compensation policy.

Our amended and restated compensation policy was last approved by our shareholders on December 22, 2021 and is valid for a period of three years according to the Israeli Companies Law.

C.	Board Practices

Appointment of Directors and Terms of Officers

Our board of directors consists of seven (7) directors, including five (5) directors who qualify as “independent” under applicable U.S. securities laws and Nasdaq listing rules: Avner Hagai, Karen Sarid, Eti Mitrany, Yossi Ben Shalom, and Avner Lushi. The term of office of each director shall be until the next general meeting of our shareholders.

Under our articles of association, the number of directors on our board of directors will be not less than four (4) but no more than nine (9) directors, not including any external directors to the extent required to be appointed by the Israeli Companies Law, and not including up to two (2) additional directors who may be appointed by our board of directors whose term of office would expire as of the first annual meeting of shareholders after their appointment, at which they may be re-elected by such general meeting subject to the total number of directors not exceeding nine (9).

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

Under regulations promulgated under the Israeli Companies Law, Israeli companies whose shares are traded on stock exchanges such as the Nasdaq that do not have a controlling shareholder (as defined therein) and which comply with the requirements of the jurisdiction where the company’s shares are traded with respect to the appointment of independent directors and the composition of an audit committee and compensation committee, may elect not to follow the Israeli Companies Law requirements with respect to the composition of its audit committee and compensation committee and the appointment of external directors. As we do not have a controlling shareholder, and as we comply with the requirements of the Nasdaq with respect to the composition of our board and such committees, therefore we are exempt from the Israeli Companies Law requirements with respect thereto, including the appointment of external directors.

Committees

Israeli Companies Law Requirements

Our board of directors has established four standing committees, the audit committee (which serves also as our financial statements committee), the compensation committee, the nomination committee, and the executive committee.

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

According to the Israeli Companies Law, the majority of the members of the audit committee, as well as the majority of members present at audit committee meetings, will be required to be “independent” (as defined below), and the chairperson of the audit committee will be required to be an external director. Any persons disqualified from serving as a member of the audit committee may not be present at the audit committee meetings, unless the chairperson of the audit committee has determined that such person is required to be present at the meeting or if such person qualifies under one of the exemptions of the Israeli Companies Law.

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

Israeli Companies Law Requirements

Under the Israeli Companies Law, public companies are required to appoint a compensation committee in accordance with the guidelines set forth thereunder.

The compensation committee must consist of at least three members. All of the external directors, if any, must serve on the committee and constitute a majority of its members. The chairperson of the compensation committee must be an external director, if any. All external directors, if any, must be members of the compensation committee, and the remaining members must be directors whose compensation is in accordance with the regulations for compensation of external directors under the Israeli Companies Law. In addition, members of the compensation committee may not include directors who are disqualified from serving as members of the audit committee (as described above).

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

In addition to the above, our compensation committee is entitled to agree to prior notice periods for resignation or dismissal within the context of certain acceleration events, and to agree to up to 12 months full payment of the compensation package and fringe benefits, upon termination by us of an engagement with an officer or an employee.

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

Compensation Committee Charter

Our board of directors adopted a compensation committee charter setting forth the responsibilities of the compensation committee consistent with the rules of the SEC and the Nasdaq corporate governance rules, which include:

●	recommending to the Board of Directors for its approval (i) a compensation policy for officers and directors, (ii) once every three years, whether to extend the compensation policy, subject to receipt of the required corporate approvals approval (either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years); and (iii) periodic updates to the compensation policy. In addition, the compensation committee is required to periodically review the implementation of the compensation policy;

●	approving transactions relating to the terms of office and employment of office holders (within the meaning of the Companies Law), which require the approval of the compensation committee pursuant to the Companies Law;

●	reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by our board of directors; and

●	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Nomination Committee

In March 2022, our Board of Directors appointed a nomination committee, comprised of Avner Lushi, Avner Hagai and Yossi Ben Shalom.

Our Nomination Committee assuming the responsibility for recommending to the Board nominees for election (including re-election) to the Company’s Board of Directors, in lieu of the recommendation by our independent directors.

Consistent with the requirements of the Nasdaq Rules, our Nomination Committee is responsible for:

•	identifying potential new candidates for service on the Company’s Board of Directors, taking into account, inter alia, the candidate’s applicable experience, expertise and/or familiarity with the Company’s field of business, as well as the candidate’s ethical character, independent judgment and industry reputation;

•	conducting appropriate inquiries into the backgrounds and qualifications of potential candidates for service as directors; and

•	reviewing and resolving whether or not to approve arrangements with respect to such candidates.

Nasdaq Requirements

The Nasdaq Rules require that director nominees be selected or recommended for the board’s selection either by a nomination committee composed solely of independent directors or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions.

Executive Committee

In 2021, our Board of Directors appointed an executive committee, comprised of Dr. David Zacut, Karen Sarid and Yossi Ben Shalom.

The roles of the executive committee are

•	to oversee the implementation of the business strategy of our company, and
•	to exercise such other duties as the board may resolve from time to time.

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

Disclosure of Personal Interest of an Office Holder and Approval of Transactions

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

Disclosure of a Personal Interest of a Controlling Shareholder and Approval of Transactions

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

The Israeli Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the proxy card whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

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

As of December 31, 2021, we had 118 employees, of which 52 are based in the United States and 66 are based outside of the United States (in Israel). This includes 30 employees in sales and marketing, and 35 employees in clinical trials and research and development.

	As of December 31,
	2021	2020	2019
	Company	Company	Company
	Employees	Employees	Employees
Management, administration, and operations	53	48	49
Research and development	35	26	30
Sales and Marketing	30	26	28

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

On September 26, 2019 we adopted the BrainsWay Ltd. Amended and Restated 2019 Share Incentive Plan, which was approved by our shareholders on January 13, 2020. The Plan provides for the granting of Ordinary Shares, ADSs, stock options under various tax regimes in Israel and the U.S., restricted shares, restricted share units (RSUs), and other share-based awards to employees, officers, directors, and/or other service providers, including advisors of the Company, and/or of its subsidiaries, and/or affiliated companies of the Company. The same number of our Ordinary Shares are available for issuance as awards under the 2019 as were available under the 2014 plan as of the effective date of the 2019 plan, and the 2014 plan continues to govern the terms of awards issued thereunder prior to the effective date of the 2019 plan.

Under the Plan, as amended and restated, we may issue options to purchase up to 3,626,200 of our Ordinary Shares. As of December 31, 2021, options to purchase 1,460,983 Ordinary Shares, at a weighted average exercise price of $4.62 per share, and 559,530 unvested restricted share units (RSUs) were outstanding. The equity pool under the Plan is subject to adjustment if particular capital changes affect our share capital or such other number as our board of directors may determine from time to time. Ordinary shares subject to outstanding awards under the Plan that subsequently expire, are cancelled, forfeited, repurchased or terminated for any reason before being exercised will be automatically, and without any further action, returned to the “pool” of reserved shares and will again be available for grant under the Plan.

The equity pool under the Plan is subject to adjustment if particular capital changes affect our share capital or such other number as our board of directors may determine from time to time. Ordinary shares subject to outstanding awards under the Plan that subsequently expire, are cancelled, forfeited, repurchased or terminated for any reason before being exercised will be automatically, and without any further action, returned to the “pool” of reserved shares and will again be available for grant under the Plan.

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

Our compensation committee may also grant, or recommend that our board of directors' grant, other forms of equity incentive awards under the Plan, such as restricted shares, restricted share units (RSUs), and other forms of share-based compensation.

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

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of April 11, 2022 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding Ordinary Shares;

●	our directors and members of senior management who are among our five highest compensated directors and officers, or our Named Directors and Officers; and

●	all of our directors and members of senior management as a group.

The beneficial ownership of our Ordinary Shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem Ordinary Shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of April 12, 2022, if any, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of Ordinary Shares beneficially owned is based on 32,959,884 Ordinary Shares outstanding as of April 12, 2022.

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

As of April 11, 2022, there was one shareholder of record of our Ordinary Shares. The number of record holders is not representative of the number of beneficial holders of our Ordinary Shares, as the shares of all our shareholders who hold Ordinary Shares that are traded on the TASE are recorded in the name of our Israeli share registrar, Registration Co. of United Mizrahi Bank Ltd. As of April 9, 2022, there were 74 U.S. persons that were holders of record of our ADSs, representing approximately 50.73% of our outstanding Ordinary Shares. The number of record holders is not representative of the number of beneficial holders of our ADSs, as the ADSs of all our shareholders who hold ADSs that are traded on NASDAQ are recorded in the name of their respective brokers.

Unless otherwise noted below, the address for each beneficial owner is c/o BrainsWay Ltd., 19 Hartum Street, Bynet Building 3rd Floor, Har HaHotzvim, Jerusalem, 9777518, Israel.

	Shares Beneficially Owned
	Number	Percentage
Name of Beneficial Owner
5% or Greater Shareholders
The Phoenix Provident Funds(1)	4,291,726	13.04%
RTW Funds(2)	3,204,762	9.7%
Cowen Financial Products, LLC(3)	1,658,418	5.03%
Dr. David Zacut (4)	1,786,357	5.4%
Masters Capital Management, LLC(5)	1,782,710	5.4%
Avner Hagai(4)	1,741,378	5.3%

Named Directors and Officers
Dr. Yiftach Roth	1,083,390	3.3%
Prof. Avraham Zangen(6)	937,143	2.8%
Christopher von Jako(7)	125,000	*
R. Scott Areglado(8)	28,750	*
Hadar Levy(9)	372,877	1.1%
Christopher Boyer(10)	30,000	*
Amit Ginou(11)	99,667	*
Karen Sarid(12)	27,500	*
Yossi Ben Shalom(13)	22,917	*
Avner Lushi(14)	13,750	*
Eti Mitrany(15)	13,750	*
All directors and members of senior management as a group	6,282,479	19.0%

*	Less than 1.0%

(1)	The shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd. (the “Phoenix Provident Funds”). The Phoenix Provident Funds manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Provident Funds operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holding Ltd. is a controlled subsidiary of Delek Group Ltd. The majority of Delek Group Ltd.’s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. The address of the Phoenix Provident Funds is HaShalom Road 53 Giv’atayim, 5345433, Israel.

(2)	The shares are held by RTW Master Fund, Ltd., one or more private funds (together the “Funds”) managed by RTW Investments, LP (the “Adviser”), and Roderick Wong. The Adviser, in its capacity as the investment manager of the Funds, has the power to vote and the power to direct the disposition of all Shares held by the Funds. Roderick Wong is the Managing Partner of the Adviser. The address of RTW Master Fund, Ltd. is 412 West 15th Street Floor 9, New York, New York 10011.

(3)	The address of Cowen Financial Products, LLC is 599 Lexington Ave. 21st fl, New York, NY 10022
(4)	A director of the Company. This consists of shares held directly by the named beneficial owner as well as shares held by family members or affiliates of the named beneficial owner.
(5)	The shares are held by Masters Capital Management, LLC and Michael Masters has beneficial ownership by virtue of his role as a control person of Masters Capital Management, LLC. The address of Masters Capital Management, LLC is 3060 Peachtree Road, Suite 1425, Atlanta, Georgia 30305, United States of America.

(6)	The address of Prof. Avraham Zangen is Mish’ol HaHadas 23, Jerusalem, Israel.
(7)	Consists of 125,000 Ordinary Shares.

(8)	Consists of 28,750 Ordinary Shares.

(9)	Consists of 21,210 Ordinary Shares and options to purchase 351,667 Ordinary Shares currently exercisable or exercisable within 60 days. The exercise price of the options is $4.65, as 220,000 expires on December 8, 2025, 106,667 expires on November 12, 2026 and the remainder expires on October 1, 2027.
(10)	Consists of options to purchase 30,000 Ordinary Shares currently exercisable or exercisable within 60 days. The exercise price of the options is $4.65. The options expire on June 1, 2028.
(11)	Consists of options to purchase 99,667 Ordinary Shares currently exercisable or exercisable within 60 days. The exercise price of the options is NIS 15.26, as 8,000 expires on June 30, 2023, 50,000 expires on December 8, 2025 and the remainder expires on November 12, 2026.
(12)	Consists of options to purchase 27,500 Ordinary Shares currently exercisable or exercisable within 60 days. The exercise price of the options is NIS 15.26. The options expire on December 3, 2027.

(13)	Consists of options to purchase 22,917 Ordinary Shares currently exercisable or exercisable within 60 days. The exercise price of the options is NIS 15.26. The options expire on November 12, 2026.
(14)	Consists of options to purchase 13,750 Ordinary Shares currently exercisable or exercisable within 60 days. The exercise price of the options is NIS 15.26. The options expire on January 13, 2028.
(15)	Consists of options to purchase 13,750 Ordinary Shares currently exercisable or exercisable within 60 days. The exercise price of the options is NIS 15.26. The options expire on January 13, 2028.

The voting rights of our major shareholders do not differ from the voting rights of holders of our Ordinary Shares who are not major shareholders. Each of the above listed securities entitles the holder to one vote at our Company’s shareholder meetings.

Changes in Percentage Ownership by Major Shareholders

Since January 1, 2020, there have been no significant changes in the percentage ownership held by any of our 5% or greater shareholders other than The Phoenix Provident Funds which increased holdings from 9.7% to 13.4%, RTW Funds which increased holdings from 9.4% to 9.7%. Additionally, Cowen Financial Products, LLC and Masters Capital Management, LLC, which now hold 5.03% and 5.4% respectively, were not previously listed as major shareholders.

Control by Another Corporation, Foreign Government or Other Persons

To the best of our knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.

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

Consulting Agreement with Prof. Avraham Zangen

In April 2009, we entered into a consulting agreement, which was last amended in May 2014, with Prof. Avraham Zangen, our scientific founder and a member of our Board, under which Prof. Zangen provides advisory services to us in the field of neurobiology. Prof. Zangen’s monthly consulting fee is NIS 19,375. This agreement provides for a notice period of 180 days for termination of the agreement by Prof. Zangen and 30 days for termination of the agreement by us.

Sponsorship of an Obesity Study at BGU

In 2021, the Company entered into an addendum to a July 2012 agreement with Ben Gurion Negev Technology and Applications Ltd. which operates a lab associated with Prof. Zangen, a director of the Company. Under the terms of the addendum, we agreed to sponsor a 40-patient obesity study involving Deep TMS.

Option Grants

Each of our directors and members of senior management are participants in our Share Incentive Plan, pursuant to which they receive from time to time grants of options to purchase our Ordinary Shares. For more information, see “Directors, Senior Management and Employees—Share Ownership—Award Plans.”

Since January 1, 2019, we granted options to purchase 470,000 Ordinary Shares to employees and directors, with a weighted average exercise price, following the completion of the Exchange Offer, of approximately $4.5 per share, or approximately NIS 14 per share (based on the exchange rate reported by the Bank of Israel on December 31, 2021), and 609,730 restricted share units (RSUs).

Option Exchange

On May 4, 2021, we commenced the Exchange Offer, which expired on June 2, 2021.Pursuant to the Exchange Offer, the Company accepted for cancellation Eligible Options to purchase an aggregate of 1,371,500 Ordinary Shares, representing approximately 93.06% of the total Ordinary Shares underlying the Eligible Options. On June 2, 2021, following the expiration of the Exchange Offer, the Company granted New Options to purchase 1,371,500 Ordinary Shares, pursuant to the terms of the Exchange Offer and the Company’s 2014 Share Incentive Plan, as amended by our Amended and Restated 2019 Share Incentive Plan (together, the “Plan”). The exercise price per Ordinary Share of the New Options granted pursuant to the Exchange Offer is $4.675 (NIS15.26 based on January 25, 2021 US$/NIS exchange rate of 1/3.265) (being the closing price per ADS of the Company, as reported on Nasdaq on January 25, 2021, the last day of trading prior to the approval of the Exchange Offer by our Board of Directors, divided by 2 to reflect the exercise price per Ordinary Share). Each New Option has the same expiration date, vesting schedule and other terms (other than exercise price) as the Eligible Option exchanged therefor.

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

Export Sales

For geographical breakdown of the Company’s sales, see Note 17 to the financial statements.

Dividend Policy

We have never declared or paid cash dividends to our shareholders. We do not have current plans to pay cash dividends in the near term. We currently intend to reinvest any future earnings, if any, in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, if any, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Israeli law and other factors our board of directors may deem relevant.

B.	Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2021.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our Ordinary Shares have been trading on the TASE under the symbol “BWAY” since January 2007. Our ADSs have been trading on The NASDAQ Capital Market under the symbol “BWAY” since April 16, 2019.

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

For a description of provisions of our articles of association relating to the power of directors; rights, preferences and restrictions attaching to each class of the shares; changes in control of the company; and other information required under Item 10.B, please see Exhibit 2.3 “Description of Share Capital,” which is incorporated herein by reference.

C.	Material Contracts

For a description of our material agreements, please see Item 5.C Research and Development, Patents, and Licenses.

D.	Exchange Controls

Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our Ordinary Shares or on the Company with respect to the import or export of capital. Dividends, if any, paid to holders of our Ordinary Shares, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our Ordinary Shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into U.S. dollars at the rate of exchange prevailing at the time of conversion.

E.	Taxation

Israeli Tax Considerations

General

The following is a summary of the material tax consequences under Israeli law concerning the purchase, ownership, and disposition of our Ordinary Shares or ADSs (Shares).

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2022 tax year.

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

Corporate and individual shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (23% in 2022), and a marginal tax rate of up to 50% in 2022 for individuals, including an excess tax (as discussed below).

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

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident), and who have taxable income that exceeds a certain threshold in a tax year (NIS 663,240 for 2022, linked to the Israeli Consumer Price Index) will be subject to an additional tax at the rate of 3% on his or her taxable income for such tax year that is in excess of such amount. For this purpose, taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

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

U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences relating to the ownership and disposition of our Ordinary Shares and ADSs by U.S. Holders, as defined below. This summary addresses solely U.S. Holders who hold Ordinary Shares or ADSs, as applicable, as capital assets for tax purposes. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (Code), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not address all U.S. federal income tax matters that may be relevant to a particular holder or all tax considerations that may be relevant with respect to an investment in our Ordinary Shares or ADSs.

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

Foreign Currency Exchange Risk

The U.S. dollar is our functional and reporting currency. Although a substantial portion of our expenses (mainly salaries and related costs) are denominated in NIS, accounting for approximately 37% of our expenses in the year ended December 31, 2021, all of our financing has been in U.S. dollars, and the substantial majority of our liquid assets are held in U.S. dollars. Furthermore, while we anticipate that a portion of our expenses, principally salaries and related personnel expenses in Israel will continue to be denominated in NIS, we expect to incur an increasing amount of expenses in U.S. dollars as we increase our marketing and sales personnel, and enhance our clinical studies. Changes of 5% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately $679/$614 thousand during the year ended December 31, 2021. We also have expenses, although to a much lesser extent, in other non-U.S. dollar currencies, in particular the Euro.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2021, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013). Based on our assessment and this framework, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021.

(c) Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2021, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

	Year Ended December 31,
Services Rendered	2021	2020
	(U.S. dollars in thousands)
Audit (1)	205	237
Audit-related fees (2)	-	-
Tax fees (3)	74	63
All other fees (4)	50	-
Total	329	300

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related fees for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees”.

(3)	Tax fees relate to tax compliance, tax planning, and tax advice.

(4)	Fees relating to F-3 registration statement and follow-on underwritten public offering of ADSs.

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

During 2021, all services provided to us by Ernst & Young were approved by our Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

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

Nasdaq Stock Listing Rules and Home Country Practices

As a foreign private issuer whose shares are listed on The Nasdaq Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of The Nasdaq Global Market. Pursuant to the “foreign private issuer exemption”:

●	we established a quorum requirement such that the quorum for any meeting of shareholders is two or more shareholders holding at least 33 1/3% of our voting rights, which complies with Nasdaq requirements; however, if the meeting is adjourned for lack of quorum, the quorum for such adjourned meeting will be any number of shareholders, instead of 33 1/3% of our voting rights;

●	we also follow Israeli corporate governance practice in lieu of Nasdaq Marketplace Rule 5635(c), which requires shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the shares or assets of another company) and prior to an issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants. By contrast, under the Israeli Companies Law, shareholder approval is required (subject to certain limited exceptions) for, among other things: (a) transactions with directors concerning the terms of their service (including indemnification, exemption, and insurance for their service or for any other position that they may hold at a company); (b) extraordinary transactions with controlling shareholders of publicly held companies; (c) terms of office, and employment or other engagement of our controlling shareholder, if any, or such controlling shareholder’s relative; (d) approval of transactions with the company’s Chief Executive Officer with respect to his or her compensation, whether in accordance with the approved compensation policy of the company or not, or transactions with officers of the company not in accordance with the approved compensation policy; (e) approval of the compensation policy of the company for office holders; and (f) certain private placements involving the issuance of 20% or more of our total voting rights, or private placements as a result of which a person will become a controlling shareholder of the company. In addition, under the Israeli Companies Law, a merger requires approval of the shareholders of each of the merging companies; and

Otherwise, we comply with the rules generally applicable to U.S. domestic companies listed on The Nasdaq Global Market. However, we may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.	EXHIBITS

See Exhibit Index on page 136.

BRAINSWAY LTD

EXHIBIT INDEX

1.1**	Articles of Association of the Registrant, as amended (unofficial English translation).

2.1	Form of Deposit Agreement between BrainsWay Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 filed by The Bank of New York Mellon with the SEC on February 1, 2019).

2.2	Form of American Depositary Receipt (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 filed by The Bank of New York Mellon with the SEC on February 1, 2019).

2.3**	Description of Share Capital.

4.1	Amended and Restated BrainsWay 2019 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F, filed with the Commission on April 19, 2021).

4.2	Form of Letter of Exculpation and Indemnification (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.3**	Compensation Policy for Executive Officers and Directors, dated December 22, 2021.

4.4	Employment Agreement, dated April 3, 2006, by and between Brain Research and Development Services Ltd. and Dr. Yiftach Roth, as amended by First Amendment to Employment Agreement, dated May 9, 2006 (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.5**	Employment Agreement, dated November 24, 2019, between BrainsWay Ltd. and Christopher Von Jako (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F, filed with the Commission on March 23, 2020) and an amendment dated March 4, 2021.

4.6	Employment Agreement, dated July 25, 2019, between BrainsWay Inc. and Hadar Levy (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F, filed with the Commission on March 23, 2020).

4.7**	Employment Agreement, dated March 25th, 2021, between BrainsWay Inc. and R. Scott Areglado.

4.8	Patent License Agreement, dated July 7, 2003, by and between BrainsWay, Inc. and the United States Public Health Service (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.9	Patent License Amendment, dated August 24, 2005, by and between BrainsWay, Inc. and the United States Public Health Service (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.10	Second Amendment to Patent License Agreement, dated April 17, 2008, by and between BrainsWay, Inc. and the United States Public Health Service (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.11	Research and License Agreement, dated June 2, 2005, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.12	First Addendum Agreement, dated August 19, 2007, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.13	Second Addendum Agreement, dated January 18, 2009, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.14	Third Addendum Agreement, dated March 23, 2010, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.15	Fourth Addendum Agreement, dated November 12, 2009, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.16	First Amendment to Fourth Addendum Agreement, dated May 11, 2010, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.17	Fifth Addendum Agreement, dated February 22, 2018, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.18	Underwriting Agreement, dated February 23, 2021, between the Company and Oppenheimer & Co. Inc. (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by the Company with the SEC on February 25, 2021).

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

12.1**	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13**	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of Kost Forer Gabbay & Kasierer, Member Firm of Ernst & Young Global.

101	The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2021 formatted in Inline XBRL: (i) Consolidated Statements of Comprehensive Loss, (ii) Consolidated Statements of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.

104	Cover Page Interactive Data File.

**       Filed herewith.

SIGNATUREs

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
Name: R. Scott Areglado
Title: Senior Vice President and Chief Financial Officer

Date: April 12, 2022

BRAINSWAY LTD.
INDEX OF FINANCIAL STATEMENTS

BRAINSWAY LTD. AND ITS SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS ENDED
DECEMBER 31, 2021, 2020 AND 2019

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

BRAINSWAY LTD. and its subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of the financial position of BrainsWay Ltd. and its subsidiaries (“the Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Tel-Aviv, Israel
April 12, 2022

BRAINSWAY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2021	2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	4	$16,921	$16,961
Short-term deposits	5	40,428	221
Trade receivables, net	6	6,332	5,582
Other current assets	7	1,766	1,534
Total current assets		65,447	24,298
NON-CURRENT ASSETS:
System components	8	$4,463	$3,642
Leased systems, net	8	3,813	5,198
Other property and equipment, net	8	1,055	710
Other long-term assets		954	163
Total non-current assets		10,285	9,713
Total assets		$75,732	$34,011
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		$1,102	$781
Deferred revenues		2,195	1,543
Liability in respect of research and development grants	14a	978	707
Other accounts payable	9	4,792	3,769
Total current liabilities		9,067	6,800
NON-CURRENT LIABILITIES:
Deferred revenues and other liabilities	10	3,419	2,053
Liability in respect of research and development grants	14a	5,921	5,524
Total non-current liabilities		9,340	7,577
EQUITY:	15
Share capital		363	233
Share premium		137,566	95,135
Share-based payment reserve	16	5,340	3,748
Currency Translation Adjustments		(2,188)	(2,188)
Accumulated deficit		(83,756)	(77,294)
Total equity		57,325	19,634
Total equity and liabilities		$75,732	$34,011

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSWAY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2021	2020	2019
Revenues	17a	$29,657	$22,057	$23,101
Cost of revenues	17b	6,599	5,058	5,129
Gross profit		23,058	16,999	17,972

Research and development expenses, net	17c	6,393	5,823	7,876
Selling and marketing expenses	17d	15,880	11,283	13,269
General and administrative expenses	17e	5,784	4,722	5,303
Total operating expenses		28,057	21,828	26,448
Operating loss		4,999	4,829	8,476
Finance expense, net	17f	1,420	319	1,430

Loss before income taxes		6,419	5,148	9,906
Income taxes	13	43	237	422
Net loss and total comprehensive loss		$6,462	$5,385	$10,328
Basic and diluted net loss per share	18	$(0.21)	$(0.24)	$(0.50)

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSWAY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Share capital	Share premium	Reserve for share-based payment transactions	Currency translation adjustments	Accumulated deficit	Total equity
Balance at January 1, 2019	$171	67,193	3,357	(2,188)	(61,581)	6,952
Net loss and total comprehensive loss	—	—	—	—	(10,328)	(10,328)
Issuance of shares, net (**)	62	26,271	—	—	—	26,333
Expiration of share options	—	185	(185)	—	—	—
Cost of share-based payment	—	—	1,263	—	—	1,263
Balance at December 31, 2019	233	93,649	4,435	(2,188)	(71,909)	24,220
Net loss and total comprehensive loss	—	—	—	—	(5,385)	(5,385)
Forfeiture of share options	—	—	(187)	—	—	(187)
Issuance of shares, net		466	(466)			—
Expiration of share options		1,020	(1,020)	—	—	—
Cost of share-based payment	—	—	986	—	—	986
Balance at December 31, 2020	233	95,135	3,748	(2,188)	(77,294)	19,634
Net loss and total comprehensive loss	—	—	—	—	(6,462)	(6,462)
Exercise of share options	1	158	(159)			—
Expiration of share options	—	142	(142)	—	—	—
Issuance of shares, net (***)	129	42,131	—	—	—	42,260
Cost of share-based payment	—	—	1,893	—	—	1,893
Balance at December 31, 2021	363	137,566	5,340	(2,188)	(83,756)	57,325

(*)	Lower than one thousand.
(**)	Net of issuance expenses of $4,444 thousand.
(***)	Net of issuance expenses of $2,940 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSWAY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Total comprehensive loss	$(6,462)	$(5,385)	$(10,328)
Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit or loss items:
Depreciation and amortization	560	438	550
Depreciation of leased systems	1,126	1,180	1,054
Impairment and disposals	1,295	1,061	1,191
Withdrawal of lease due to termination of contract	—	(5)	—
Finance expenses, net	1,420	319	1,430
Cost of share-based payment	1,893	799	1,263
Income taxes	43	237	422
Total adjustments to reconcile profit (loss)	6,337	4,029	5,910
Changes in asset and liability items:
Increase in trade receivables	(849)	(7)	(2,634)
Decrease (increase) in other accounts receivable	(1,226)	(97)	136
Increase (decrease) in trade payables	289	(552)	175
Increase (decrease) in other accounts payable	815	515	(385)
Increase in deferred revenues and other liabilities	2,039	320	555
Total changes in asset and liability	1,068	179	(2,153)
Cash paid and received during the year for:
Interest paid	(62)	(71)	(296)
Interest received	17	61	175
Income taxes paid	(14)	(249)	(552)
Total cash paid and received during the year	(59)	(259)	(673)
Net cash provided by (used in) operating activities	884	(1,436)	(7,244)
Cash flows from investing activities:
Purchase of property and equipment and system components, net	(2,238)	(2,470)	(3,311)
investment in short-term deposits, net	(40,000)	—	(120)
investment in long-term deposits, net	22	5	985
Net cash used in investing activities	(42,216)	(2,465)	(2,446)
Cash flows from financing activities:
Repayment of loan from bank, net	—	—	(3,000)
Receipt of government grants	492	42	176
Repayment of liability in respect of research and development grants	(761)	(655)	(601)
Repayment of lease liability	(475)	(417)	(434
Issuance of share capital, net	42,260	—	26,333
Net cash provided by (used in) financing activities	41,516	(1,030)	22,474
Exchange rate differences on cash and cash equivalents	(224)	218	(78)
Increase (decrease) in cash and cash equivalents	(40)	(4,713)	12,706
Cash and cash equivalents at the beginning of the year	16,961	21,674	8,968
Cash and cash equivalents at the end of the year	$16,921	$16,961	$21,674

BRAINSWAY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

(a) Significant non-cash transactions:
Purchase of property and equipment on credit	$—	$23	$183
Recognition of new lease liability and right-of-use	587	48	—
Termination of lease liability and right of-use	$(64)	$(51)	$—

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: GENERAL

a.	A general description of the Company and its activity:

BrainsWay is a leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. The Company has obtained from the U.S. Food and Drug Administration (FDA) three cleared indications backed by pivotal studies demonstrating clinically proven efficacy. Current indications include MDD (Major Depressive Disorder), obsessive-compulsive disorder (OCD), and smoking addiction.

The Company received its first commercial Deep TMS product received clearance from the FDA in 2013, for the treatment of MDD in adult patients who have failed to achieve satisfactory improvement from anti-depressant medication. In April 2021, the Company received FDA clearance for a shorter innovative MDD treatment and in August 2021, the Company received an additional clearance from the FDA for expansion of the existing MDD clearance to include the noninvasive treatment of anxiety symptoms.

The Company received a clearance from the FDA in August 2020, for use of its Deep TMS system as an aid in short-term smoking cessation in adults.

BrainsWay Ltd. (the “Company”) and its wholly owned subsidiaries, BrainsWay, Inc. (“Inc”), Brain R&D Services Ltd. (“Brain R&D”), BrainsWay USA Inc (“USA Inc”), collectively (the “Group”) derive revenues from the sale and lease of its systems.

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

Therefore, the COVID-19 global pandemic could continue to disrupt production and cause delays in the supply and delivery of products used in the Company's operations, may further divert the attention and efforts of the medical community to coping with the COVID-19 global pandemic, impact the Company's ability to recruit subjects for ongoing and planned clinical trials and disrupt the marketplace in which the Company operates and may have material adverse effects on its operations, sales, revenues, collection from accounts and the ability to raise funds.

The extent to which the COVID-19 global pandemic impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 global pandemic and the actions to contain the COVID-19 global pandemic or treat its impact, among others.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: GENERAL (Continued)

c.	The Company has a positive cash flow from operating activities and an operating loss of $884 and $4,999 for the year ended December 31, 2021, respectively. The Company’s management and board of directors believe that the Company has the current funding to finance its business activity according to its plans in the foreseeable future

d.	The financial statements of the Company as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 were authorized for issuance in accordance with a resolution of the board of directors on April 11, 2022.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

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

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

The consolidated financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

c.	Functional currency, presentation currency and foreign currency:

1.	Functional currency and presentation currency:

The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is separately determined for each Group entity and is used to measure its financial position and operating results. The Group determines the functional currency of each Group entity. The Company’s functional and presentation currency is the US Dollar for all reported periods and subsidiaries

2.	Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange rate differences, other than those capitalized to qualifying assets or accounted for as hedging transactions in equity, are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

d.	Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Group's cash management.

e.	Short-term deposits:

Short-term bank deposits are deposits with an original maturity of more than three months from the date of investment and which do not meet the definition of cash equivalents. The deposits are presented according to their terms of deposit.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

f.	Revenue recognition:

Revenue from contracts with customers is recognized when the control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

In determining the amount of revenue from contracts with customers, the Company evaluates whether it is a principal or an agent in the arrangement. The Company is a principal when the Company controls the promised goods or services before transferring them to the customer. In these circumstances, the Company recognizes revenue for the gross amount of the consideration. When the Company is an agent, it recognizes revenue for the net amount of the consideration, after deducting the amount due to the principal.

The Company primarily generates revenue from two major streams: (a) sale of systems and related services and (b) lease of systems.

Revenues from sale of systems and related services:

Revenue from sale of systems is recognized at the point in time when control of the system is transferred to the customer, generally upon shipment of the system to the customer.

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

Revenue from operating leases:

A lease in which substantially all the risks and rewards incidental to ownership of the leased asset have not been transferred to the lessee is classified as an operating lease. Lease payments are recognized as income in profit or loss on a straight-line basis over the lease term. Initial direct costs incurred in respect of the lease agreement are added to the carrying amount of the underlying asset and recognized as an expense over the lease term on the same basis as the lease income.

Costs of obtaining a contract:

In order to obtain certain contracts with customers, the Company incurs incremental costs in obtaining the contract (such as sales commissions which are contingent on making binding sales). Costs incurred in obtaining the contract with the customer which would not have been incurred if the contract had not been obtained and which the Company expects to recover are recognized as an asset and amortized on a systematic basis that is consistent with the provision of the services under the specific contract.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

An impairment loss in respect of capitalized costs of obtaining a contract is recognized in profit or loss when the carrying amount of the asset exceeds the remaining amount of consideration that the Company expects to receive for the goods or services to which the asset relates less the costs that relate directly to providing those goods or services and that have not been recognized as expenses.

The Company has elected to apply the practical expedient allowed by IFRS 15 according to which incremental costs of obtaining a contract are recognized as an expense when incurred if the amortization period of the asset is one year or less.

Contract liabilities:

A contract liability, presented as deferred revenues, is the obligation to transfer goods or services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. Deferred revenue will be recognized as revenue in profit and loss when the work is performed. The Company elected to apply the practical expedient in IFRS 15 and does not provide disclosure of the remaining unsatisfied performance obligations with respect to contracts that have a term of up to one year.

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

Government grants received from the Israel Innovation Authority (“IIA”) are recognized upon receipt as a liability if future economic benefits are expected from the research project, that will result in royalty-bearing sales.

A liability for the grant is first measured at fair value using a discount rate that reflects a market rate of interest. The difference between the amount of the grant received and the fair value of the liability is accounted for as a government grant and recognized as a reduction of research and development expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method. Royalty payments are treated as a reduction of the liability.

If no economic benefits are expected from the research activity, the grant received are recognized as a reduction of the related research and development expenses. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37.

Amounts paid as royalties are recognized as settlement of the liability.

BRAINSWAY LTD. AND SUBSIDIARIES

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

BRAINSWAY LTD. AND SUBSIDIARIES

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

Following are the amortization periods of the right-of-use assets by class of underlying asset:

	Years
Lease facilities	2	to	3
Motor vehicles		3

The Company tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

For leases in which the Company is the lessor, refer to revenue recognition in Note 2f.

j.	System components:

System components are measured at the lower of cost and net realizable value. The cost is determined on a weighted average basis. Net realizable value is the estimated selling price in the ordinary course of business, which is primarily leasing to customers, less estimated costs of completion and estimated costs necessary to make a sale or a lease. The Company periodically evaluates the intended use of the systems components, their condition and age and records provisions for impairment accordingly.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

k.	Leased systems, net:

The cost of self-constructed systems (leased systems) includes the cost of materials, direct labor and share-based payment, as well as any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, less accumulated depreciation and impairment losses.

The impairment and disposals of leased systems and system components recognized in cost of revenues was $1,295, $1,061 and $1,191 for the years ended December 31, 2021, 2020 and 2019, respectively.

l.	Other property and equipment, net:

Other property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that are used in connection with plant and equipment.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

	%
Leased systems		15
Laboratory equipment		15
Computers		33
Office furniture and equipment	6	-	15
Leasehold improvements		(*)

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Group and intended to be exercised) and the useful life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

BRAINSWAY LTD. AND SUBSIDIARIES

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

n.

Financial instruments:

The Company has short-term financial assets, such as trade receivables, in respect of which the Company applies the simplified approach in IFRS 9 and measures the loss allowance in an amount equal to the lifetime expected credit losses.

o.

Fair value measurement:

Carrying amount of cash and cash equivalents, short-term deposits, trade receivables, other current assets, trade payables and other account payables approximate their fair value due to the short-term maturities of the instruments.

p.	Provisions:

A provision in accordance with IAS 37 is recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

q.	Employee benefit liabilities:

1.	Short-term employee benefits:

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

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

r.	Share-based payment transactions:

The Company’s employees and other service providers are granted remuneration in the form of equity-settled share-based payment (options and restricted shares).

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value of an option granted is determined using the Binomial Lattice option-pricing model (“Binomial model”). The Binomial model takes into account variables such as volatility, dividend yield rate, and risk-free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option.

The fair value of the restricted shares granted is determined using the closing price of the Company's share, as quoted in the Tel-Aviv Stock Exchange (TASE) on the day of the grant.

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

No expense is recognized for awards that do not ultimately vest.

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date.

s.	Research and development expenditures:

Research expenses are recognized in profit or loss when incurred.

t.	Loss per share:

Loss per share is calculated by dividing the net loss attributable to equity holders of the Company by the weighted number of ordinary shares outstanding during the period. The Company does not have dilutive instruments since it generates loss in each of the three years in the period ended December 31, 2021.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

u.	New standards in the period prior to their adoption

1.	Amendment to IAS 16, "Property, Plant and Equipment":

In May 2020, the IASB issued an amendment to IAS 16, "Property, Plant and Equipment". The amendment prohibits a company from deducting from the cost of property, plant and equipment ("PP&E") consideration received from the sales of items produced while the company is preparing the asset for its intended use. Instead, the company should recognize such consideration and related costs in profit or loss.

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

The Company estimates that the application of the amendment is not expected to have a material impact on the financial statements.

2.	Amendment to IAS 37, "Provisions, Contingent Liabilities and Contingent Assets":

In May 2020, the IASB issued an amendment to IAS 37, regarding which costs a company should include when assessing whether a contract is onerous. According to the amendment, costs of fulfilling a contract include both the incremental costs (for example, raw materials and direct labor) and an allocation of other costs that relate directly to fulfilling a contract (for example, depreciation of an item of property, plant and equipment used in fulfilling the contract).

The amendment is effective for annual periods beginning on or after January 1, 2022 and applies to contracts for which all obligations in respect thereof have not yet been fulfilled as of January 1, 2022. Early application is permitted.

The Company estimates that the application of the amendment is not expected to have a material impact on the financial statements.

3.	Amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors":

In February 2021, the IASB issued an amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors", in which it introduces a new definition of "accounting estimates".

Accounting estimates are defined as "monetary amounts in financial statements that are subject to measurement uncertainty". The amendment clarifies the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

The amendment is to be applied prospectively for annual reporting periods beginning on or after January 1, 2023 and is applicable to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Early application is permitted.

The Company is evaluating the effects of the amendment on its financial statements.

BRAINSWAY LTD. AND SUBSIDIARIES

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

Classification of leases – the Company as a lessor:

In order to determine whether to classify a lease as a finance lease or an operating lease, the Company evaluates whether the lease transfers substantially all the risks and rewards incidental to ownership of the asset.

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

●	Legal claims:

In estimating the likelihood of outcome of legal claims filed against the Company and its investees, the companies rely on the opinion of their legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Continued)

•	Deferred tax assets

Deferred tax assets are recognized for unused carryforward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and level of future taxable profits, its source and the tax planning strategy.

NOTE 4: CASH AND CASH EQUIVALENTS

	December 31,
	2021	2020
Cash for immediate withdrawal	$15,471	$15,457
Cash equivalents—short-term deposits	1,450	1,504
Total	$16,921	$16,961

NOTE 5: SHORT-TERM DEPOSITS

	December 31,
	2021	2020
Bank deposits	$40,428	$221

Short-term deposits at banks are for periods of up to one year. The deposits earn annual interest at the respective term of the deposits of approximately 0.76%.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 6: TRADE RECEIVABLES, NET

a.	Trade receivables, net:

	December 31,
	2021	2020
Open accounts (1)	$7,588	$6,906
Credit cards	—	108
Less—allowance for doubtful accounts	(1,256)	(1,432)
Trade receivables, net	$6,332	$5,582

(1)	Trade receivables generally have 90-day credit terms. Certain customers payments are made through monthly credit card transactions.

b.	Movement in allowance for doubtful accounts:

U.S. dollars in thousands
Balance as of January 1, 2020	$930
Provision for the year	1,058
Derecognition of bad debts	(556)
Balance as of December 31, 2020	1,432
Provision for the year	323
Derecognition of bad debts	(499)
Balance as of December 31, 2021	$1,256

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 6: TRADE RECEIVABLES, NET (Continued)

 Following is information about the credit risk exposure of the Company’s trade receivables:

December 31, 2021:
	U.S. dollars in thousands
	Not past due	< 30 days	30 - 60 days	61 - 90 days	91 - 120 days	>120 days	Total
	U.S. dollars in thousands
Gross carrying amount	$2,715	$910	$847	$693	$435	$1,988	$7,588
Allowance for doubtful accounts	$7	$64	$59	$97	$65	$964	$1,256
Trade receivables, net	2,708	846	788	596	370	1,024	$6,332

December 31, 2020:
	U.S. dollars in thousands
	Not past due	< 30 days	30 - 60 days	61 - 90 days	91 - 120 days	>120 days	Total
	U.S. dollars in thousands
Gross carrying amount	$1,757	$978	$673	$670	$418	$2,518	$7,014
Allowance for doubtful accounts	$4	$5	$7	$33	$159	$1,224	$1,432
Trade receivables, net	1,753	973	666	637	259	1,294	$5,582

NOTE 7: OTHER CURRENT ASSETS

	December 31,
	2021	2020
Government authorities	$388	$212
Accrued income-IIA	—	208
Consumables	200	442
Prepaid expenses and other	1,178	672
Other current assets	$1,766	$1,534

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 8: PROPERTY AND EQUIPMENT, NET

December 31, 2021:

	System Components		Leased systems		Laboratory equipment and Computers	Right of use assets	Office furniture and equipment	Leasehold improvements	Total
Cost:
Balance at January 1, 2021	$3,642		$8,620		$845	$1,335	$96	$52	$14,590
Additions	5,448		—		325	587	39	17	6,416
Transfer to Leased systems	(985)		985		—	—	—	—	—
Reductions	(3,642)	(***)	(2,142)	(**)	—	(287)	—	—	(6,071)
Balance at December 31, 2021	4,463		7,463		1,170	1,635	135	69	14,935

Accumulated depreciation:
Balance at January 1, 2021	$—		$3,422		$775	$735	$56	$52	$5,040
Additions	—		1,126		82	470	7	1	1,686
Reductions	—		(898)		—	(224)	—	—	(1,122)

Balance at December 31, 2021	—		3,650		857	981	63	53	5,604

Depreciated cost at December 31, 2021	$4,463		$3,813		$313	$654	$72	$16	$9,331

December 31, 2020:

	System Components		Leased systems		Laboratory equipment and Computers	Right of use assets	Office furniture and equipment	Leasehold improvements		Total
Cost
Balance at January 1, 2020	$3,117		$8,151		$831	$1,414	$90	$52		$13,655
Additions	3,989		—		14	48	6	—		4,057
Transfer to Leased systems	(1,580)		1,580		—	—	—	—		—
Reductions	(1,884)	(***)	(1,111)	(**)	—	(127)	—	—		(3,122)

Accumulated depreciation:
Balance at December 31, 2020	3,642		8,620		845	1,335	96	52		14,590
Balance at January 1, 2020	—		2,660		694	460	50	52		3,916
Additions	—		1,180		81	351	6	—		1,618
Reductions	—		(418)		—	(76)	—	—		(494)

Balance at December 31, 2020	—		3,422		775	735	56	52		5,040

Depreciated cost at December 31, 2020	$3,642		$5,198		$70	$600	$40	$—	(*)	$9,550

(*)	Represents an amount lower than $ 1

(**)	Derived mainly from returned systems as well as sale of leased systems.

(***)	Mainly includes impairment and disposals charge of $1,295 and $1,161 and system components sold in the amount of $1,789 and $723 for the years ended December 31, 2021 and 2020, respectively.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 9: OTHER ACCOUNTS PAYABLE

	December 31,
	2021	2020
Employee and payroll accruals	$1,139	$972
Accrued expenses	2,899	2,266
Tax payable	18	—
Liabilities to related parties (1)	236	102
Lease liabilities	500	429

Other accounts payable	$4,792	$3,769

(1)	A current non-interest bearing account.

NOTE 10: NON-CURRENT LIABILITIES

Composition:

	December 31,
	2021	2020
Deferred revenues (a)	3,157	1,772
Lease liabilities (b)	254	243
Other liabilities	8	38

Total non-current liabilities	$3,419	$2,053

a.	Including an amount of $1,479 and $1,405 relating to deferred distribution fees received as of the years ended December 31 2021 and 2020, respectively. For more information see note 14c.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 10: NON-CURRENT LIABILITIES (Continued)

b.	Lease liabilities:

U.S. dollars in thousands
Maturity analysis:
Less than one year	537
One to five years	258
Total lease commitments	795
Impact of discounting remaining lease payments	(41)
Lease liabilities as of December 31, 2021:	754

Current	500
Non-current	254

Total	$754

U.S. dollars in thousands
Maturity analysis:
Less than one year	463
One to five years	312
Total lease commitments	775
Impact of discounting remaining lease payments	(103)
Total lease liabilities as of December 31, 2020	672

Current	429
Non-current	243

Total	$672

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 11: FINANCIAL INSTRUMENTS

a.	Financial risks factors:

The Company is exposed to foreign currency risk, interest risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks in accordance with the policies approved by the board of directors.

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

In March 2021, the IBA released the LIBOR cessation statement, pursuant to which the IBA publicly announced that it intends to cease publication of the USD LIBOR settings on June 30, 2023. In addition, the FCA provided that starting January 1, 2022, new use of USD LIBOR is banned, subject to limited exceptions.

As of December 31, 2021, the carrying amount of the financial liabilities which is exposed to fluctuations of the LIBOR interest amounts to $721 thousand. Since an alternative interest rate was not determined by the IIA yet, at this stage the Company is unable to determine the effects, if any, that the discontinuance of IBORs will have on its financial instruments that reference the IBORs.

3.	Credit risk:

Credit risk is the risk that a counterparty will not meet its obligations as a customer or under a financial instrument leading to a loss to the Group. The Group is exposed to credit risk from its operating activity (primarily trade receivables).

4.	Liquidity risk:

The Group monitors its risk of a shortage of cash using a quarterly budget.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 11: FINANCIAL INSTRUMENTS (Continued)

The table below presents the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

December 31, 2021:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Total
Trade payables	$1,103	$—	$—	$—	$—	$—	$1,103
Other accounts payable	4,292	—	—	—	—	—	4,292
Liability in respect of research and development grants	1,103	1,373	1,793	2,270	2,678	3,190	12,407
Lease liability	537	158	100	—	—	—	795

	$7,035	$1,531	$1,893	$2,270	$2,678	$3,190	$18,597

December 31, 2020:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Total
Trade payables	$781	$—	$—	$—	$—	$—	$781
Other accounts payable	3,340	—	—	—	—	—	3,340
Liability in respect of research and development grants	388	713	893	1,261	1,793	8,108	13,156
Lease liability	463	299	13	—	—	—	775

	$4,972	$1,012	$906	$1,261	$1,793	$8,108	$18,052

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 11: FINANCIAL INSTRUMENTS (Continued)

b.	Sensitivity tests relating to changes in foreign currency:

	December 31,
	2021	2020
Sensitivity test to changes in the NIS exchange rate:
Gain (loss) from the change:
Increase of 5% in exchange rate	$130	$(50)
Decrease of 5% in exchange rate	$(130)	$50

As of December 31, 2021, the Company has excess of financial liabilities over financial assets in NIS in relation to US dollar of $ 2,601.

As of December 31, 2021, the Company has excess of financial assets over financial liabilities in Euro and Yen in relation to US dollar of $ 1,694 and $391, respectively. An increase or decrease of 5% of the US dollar relative to the Euro or Yen would not have a significant effect on the Company.

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

NOTE 12: EMPLOYEE BENEFITS AND LIABILITIES

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

Expense in respect of defined contribution plans was $329 and $258 for the years ended December 31, 2021 and 2020, respectively.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 13: TAXES ON INCOME

a.	Tax rates applicable to the Company and subsidiaries:

1.	Tax rate applicable to the Company and Brain R&D:

The Israeli corporate income tax rate was 23% in 2021, 2020 and 2019.

A company is taxable on its real capital gains at the corporate income tax rate in the year of sale.

2.	Tax rate applicable to US subsidiaries:

The subsidiaries are subject to U.S federal tax at the rate of 21%.

On December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Act") was signed into law making significant changes to U.S. income tax law. These changes include, but are not limited to, a corporate tax rate decrease from 35% to 21% effective for tax years 2018 onwards and created new taxes on certain foreign-sourced earnings and certain related-party payments.

The Tax Act required the Company to pay U.S. income taxes on accumulated foreign subsidiaries earnings not previously subject to U.S. income tax at a rate of 15.5% to the extent of foreign cash and certain other net current assets and 8% on the remaining earnings.

c.	Tax assessments:

The Company and the Israeli subsidiary received final tax assessments through tax year 2016.
The subsidiary, Inc, received final tax assessments through the 2017 tax year.

d.	Carryforward losses for tax purposes:

Carryforward losses for tax purposes as of December 31, 2021 amount to approximately $70 million in Brainsway Ltd. (on an Israeli consolidated basis).

e.

Deferred taxes:

The Company did not record deferred tax assets with respect to net operating losses incurred by the Company and the Israeli subsidiary since it is not probable that they will generate a taxable income in future years.

The Company recorded deferred tax assets in the amount of $458 as of December 31, 2021 in respect of temporary differences in the US subsidiaries.

Tax reconciliation:

f.	For the years ended December 31, 2021 and 2020, the main differences between the statutory corporate tax benefits of $1,476 and $1,184, and the tax expense (in respect of income generated by the US subsidiaries) in the amounts of $43 and $237 are mainly attributable to the carryforward losses in Israel, for which no deferred taxes were recorded.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 14: CONTINGENT LIABILITIES, COMMITMENTS AND CHARGES

a.

Brain R&D received from the Israeli Government participation grants in research and development and, in return, it is currently obligated to pay royalties amounting to 3% of sales of products from such grants up to 100% of total grants received.

The Company's provision for royalties payable to the IIA as of December 31, 2021 and 2020 amounts to $6,899 and $6,231, respectively.

As of December 31, 2021, the maximum royalties payable by the Company in the future in respect of active projects is $12,407, including interest at the LIBOR rate. Through December 31, 2021, royalties paid were $3,403.

b.	The Company entered into a few distribution agreements with third parties regarding different territories around the world. According to these distribution agreements, the third parties are generally granted the exclusive right to market, distribute, lease and/or sale, use and promote sales of the systems in the relevant territories for a period defined in the agreement, generally ranging from 3 to 10 years. The Company supplies the systems to the distributors, and they promote and provide various services (such as installation, training and maintenance) to local costumers. These distributors are typically contractually committed to meet minimum order quantities, absent which may serve as grounds for termination.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 14: CONTINGENT LIABILITIES, COMMITMENTS AND CHARGES (Continued)

c.	In September 2013, the Company entered into a distribution agreement in Japan with Century Medical Inc., a member of the Itochu concern, which specializes in the import and distribution of medical systems and equipment in Japan. According to the agreement, the distributor was granted the exclusive right to market the Company’s system for the treatment of major depression in patients in Japan for a ten-year period which begins after the required regulatory approvals for marketing the system in Japan and after either obtaining reimbursement or deployment of a commercial product to a clinical site. If the distributor meets the minimum quantities which it has committed during the contractual term, the agreement will be extended for an additional five year period. The distributor is granted a right of first offer to distribute the Company’s system in Japan without further codification.

In consideration for the above, the distributor is obligated to pay the Company distribution fees of 190 million Yen (approximately $1.8 million), whereby 100 million Yen paid in September 2013 and 90 million Yen paid in 2019.

In each year of the agreement in which the distributor meets the respective annual predetermined revenue target, 10% of the distribution fees are returned to the distributor. The distribution fee which the Company expects to be entitled to is presented in deferred revenues and is recognized as revenue during the estimated exclusivity term. The distributor will pay the Company for any treatment made with the Company’s system (pay-per-use), but in no case less than the pre-determined annual amount. The agreement prescribes conditions in which the Company or the distributor can cancel the agreement, including a requirement to conduct a clinical trial in order to obtain the PMDA approval and non-compliance with the requirement to purchase minimum predetermined quantities.

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

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 14: CONTINGENT LIABILITIES, COMMITMENTS AND CHARGES (Continued)

d.	In March 2014, the Company entered into an exclusive marketing and distribution agreement of the Company’s system with a third party in Israel for a maximum period of 15 years, subject to meeting minimum sales targets as set in the agreement. In April 2014, the distributor paid the Company a one-time exclusivity fee of NIS 1 million. Effective July 2019, the Company assumed direct operations for customers in Israel, after terminating its distribution agreement with the third-party distributor, pursuant to which a portion of the exclusivity fee (up to NIS 600 thousand) was determined to be refundable via annual payments, which depend on future sales. To date, the Company paid a total of NIS 200 thousand (excluding VAT) of this amount.

e.	License agreements:

1.	In July 2003, Inc signed a license agreement with the agencies of the U.S. Public Health Service within the U.S. Department of Health and Human Services (“PHS”), according to which the Company was granted an exclusive license to develop, manufacture, make use of, market, sell and import products and processes to be developed in the framework of the license agreement with respect to TMS and a right to enter into sublicense agreements, subject to approval of the PHS. In return, Inc is committed to pay PHS royalties at fixed annual amount of $2 from January 1, 2004 and royalties of 2% of net sales beyond this amount as defined in the agreement.

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

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 14: CONTINGENT LIABILITIES, COMMITMENTS AND CHARGES (Continued)

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

On February 22, 2018, Inc and Yeda signed an additional addendum to the agreement (the "fifth addendum"), according to which Inc received the right to examine an additional invention based upon the patent issued in connection with research in the field of rotational electrical fields owned by Yeda. Under the fifth addendum, the Company has the right to include the aforementioned invention and the intellectual property accompanying it under the Yeda license agreement.

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

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 15: EQUITY

a.	Composition of share capital:

	December 31, 2021		December 31, 2020
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares of NIS 0.04 par value each	120,000,000	32,911,134	35,000,000	22,250,534

b.	Movement in share capital:

Issued and outstanding capital:

	Number of shares	NIS par value
Balance as of January 1, 2021	22,250,534	233,167
Issuance of shares - public offering	10,630,600	128,622
Vesting of restricted shares	30,000	1,200

Balance as of December 31, 2021	32,911,134	362,989

c.	Rights attached to shares:

Ordinary shares confer their holders rights to receive dividends in cash and in Company’s shares, right to nominate the Company’s directors and rights to participate in distribution of dividends upon liquidation in proportion to their holdings. Also, Ordinary shareholders have one vote at the shareholders’ meeting such that each share confers one vote to its holder.

d.

In February 2021, the Company closed an underwritten public offering of 5,315,300 American Depositary Shares (“ADSs”) resulting in $45.2 million in gross proceeds to the Company, before deducting underwriting discounts and commissions and offering expenses. Each ADS represents two ordinary shares.

BRAINSWAY LTD. AND SUBSIDIARIES

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

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 16: SHARE-BASED PAYMENT

a.	The expense recognized in the financial statements for services received is shown in the following table:

	Year ended December 31,
	2021	2020	2019
Equity-settled share-based payment plans to employees, directors and consultants	$1,893	$799	$1,263

b.	The share-based payment transactions that the Company granted to its employees, directors and consultants are shown in the following table:

Range of exercise prices			Options outstanding as of December 31, 2021 (*)	Weighted Average remaining contractual Term	Weighted Average exercise price ($)	Options exercisable as of December 31, 2021
4.67	–	4.91	1,482,383	4.92	4.71	1,053,417
	3.41		70,000	9.00	3.41	17,500

*)	Options and restricted shares.
**)	As of grant date.

c.	The fair value of the Company’s options granted for the years ended December 31, 2021, 2020 and 2019 was estimated using the Binomial model with the following assumptions:

	Year ended December 31,
	2021			2020			2019
Dividend yield (%)	—			—			—
Expected volatility (%)	50.49	–	64.44	48.00	–	76.78	40.06	–	48.09
Risk-free interest rate (%)	0.06	–	1.59	0.14	–	0.62	1.61	–	1.73
Expected exercise factor		2.8			2.8			2.8

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 16: SHARE-BASED PAYMENT (Continued)

d.	Movement of options during the year:

	Year ended December 31,
	2021		2020
	Number of options	Weighted average exercise price(*)	Number of options	Weighted average exercise price(*)
		$		$
Outstanding at January 1,	1,522,975	$7.5	2,213,812	$7.1
Granted	135,000	4.7	285,008	5.4
Exercised	—	—	(246,642)	5.8
Expired	(52,625)	5.9	(535,667)	7.4
Forfeited	(52,967)	6.8	(193,916)	6.7

Outstanding at December 31,	1,552,383	$4.6	1,522,975	$7.5

Exercisable at December 31,	1,070,917	$4.7	839,418	$9.5

(*)	The exercise price of all options denominated in NIS and was translated to USD in the table above using the exchange rate as of December 31, 2021 and 2020, respectively.

The contractual life of the options is ten years from the grant date. The weighted average remaining contractual life for the options outstanding as of December 31, 2021 and 2020 was approximately five years and six years, respectively.

In the second quarter of 2021, the Company completed a repricing of outstanding options via an exchange offer pursuant to which the Company exchanged previously granted options with new options. For those that chose to participate in the exchange, the repricing resulted in an updated exercise price of $4.675 or NIS 15.26 per ordinary share, and is otherwise subject to the same expiration date, vesting schedule and other terms as previously existed prior to the exchange offer. Several employees chose not to participate in the exchange because their options were subject to a lower exercise price than that offered in the repricing. Accordingly, the exercise price range for options outstanding as of December 31, 2021 was NIS 10.61-15.26.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 16: SHARE-BASED PAYMENT (Continued)

e.	Movement of restricted shares during the year:

	2021	2020
	Number of Restricted shares	Number of Restricted shares

Outstanding at January 1,	45,000	$—
Granted	549,730	60,000
Vested	(15,000)	(15,000)
Forfeited	(20,200)	—

Outstanding at December 31,	559,530	$45,000

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 17: ADDITIONAL INFORMATION TO THE STATEMENTS OF COMPREHENSIVE LOSS

a.	Additional information on revenues:

Revenues reported in the financial statements for each group of similar products and services:

	Year ended December 31,
	2021	2020	2019
Revenues from lease	$13,449	$13,628	$13,218
Revenues from sale	16,208	8,429	9,883

Revenue	$29,657	$22,057	$23,101

Geographic information:

Revenues reported in the financial statements derived from the Company’s country of domicile (Israel) and foreign countries based on the location of the customers, are as follows:

	Year ended December 31,
	2021	%	2020	%	2019	%
U.S.	$26,094	88	$19,330	88	$20,636	89
Europe	2,031	7	1,847	8	1,353	6
Israel	149	1	150	1	267	1
Other	1,383	4	730	3	845	4

	$29,657	100	$22,057	100	$23,101	100

b. Cost of revenues:

	Year ended December 31,
	2021	2020	2019
Cost of revenues - lease	$3,090	$3,201	$2,656
Cost of revenues - sales	3,509	1,857	2,473

Cost of revenues	$6,599	$5,058	$5,129

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 17: ADDITIONAL INFORMATION TO THE STATEMENTS OF COMPREHENSIVE LOSS (Continued)

c.	Research and development expenses, net:

	Year ended December 31,
	2021	2020	2019
Salaries and related benefits	$3,580	$3,289	$3,338
Subcontractors	961	1,530	2,620
Laboratory materials	665	275	687
Patents	204	288	334
Share-based payment	411	182	399
Travel	28	2	112
Depreciation	107	87	39
Other	538	383	604
Less—Government grants	(101)	(213)	(257)

Research and development expenses, net	$6,393	$5,823	$7,876

d.	Selling and marketing expenses:

	Year ended December 31,
	2021	2020	2019
Salaries and related benefits	$8,887	$6,458	$6,419
Agent commissions	392	335	221
Marketing	4,782	3,627	5,239
Travel	1,121	611	1,176
Share-based payment	698	252	214

Selling and marketing expenses	$15,880	$11,283	$13,269

e.	General and administrative expenses:

	Year ended December 31,
	2021	2020	2019
Salaries and related benefits	$2,283	$1,339	$1,774
Professional fees and office expenses	2,031	1,609	1,770
Depreciation	407	351	81
Travel	10	17	222
Allowance for doubtful accounts	323	1,058	835
Share-based payment	730	348	621

	$5,784	$4,722	$5,303

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 17: ADDITIONAL INFORMATION TO THE STATEMENTS OF COMPREHENSIVE LOSS (Continued)

f.	Finance income and expense:

	Year ended December 31,
	2021	2020	2019
Finance income:
Interest-income revaluation of bank deposits	$225	$61	$175
Revaluation of warrants	30	40	62
Exchange rate differences	—	448	—

Finance income	$255	$549	$237

Finance expense:
Liability in respect of research and development grants	$1,171	$762	$969
Interest expense and amortization of deferred costs- loan from bank	—	—	283
Bank commissions	81	40	108
Exchange rate differences	363	—	192
Interest expense of lease liability	60	66	115

Finance expense	$1,675	$868	$1,667

NOTE 18: NET LOSS PER SHARE

Number of shares and loss used in the computation of net loss per share:

	Year ended December 31,
	2021		2020		2019
	Weighted number of shares*)	Loss attributable to equity holders of the Company	Weighted number of shares*)	Loss attributable to equity holders of the Company	Weighted number of shares*)	Loss attributable to equity holders of the Company
Used in the computation of basic and diluted net loss	31,154,258	$6,462	22,453,025	$5,385	20,506,202	$10,328

*)	Computation of diluted loss per share did not include potential ordinary shares that would result from conversion of outstanding options and warrants, since their conversion has anti-dilutive effect.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 19: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with interested and related parties:

Composition:

As of December 31, 2021

	Key management personnel	Other interested and related parties
Other accounts payable	$192	$45

As of December 31, 2020

	Key management personnel	Other interested and related parties
Other accounts payable	$64	$38

b.	Benefits to interested and related parties:

	Year ended December 31,
	2021	2020	2019
Salary to those employed by the Company or on its behalf	$885	$769	$945

Directors’ fees to those not employed by the Company or on its behalf	$148	$60	$90

Number of individuals to whom the salary and benefits relate:
Related and interested parties employed by the Company or on its behalf	3	2	3
Directors not employed by the Company	5	6	8

Benefits to interested and related parties	8	8	11

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 19: BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Continued)

c.	Key management personnel:

	Year ended December 31,
	2021	2020	2019
Short-term benefits	$—	$—	$3

Share-based payment to those employed by the Company or on its behalf	$445	$182	$190

Share-based payment to those not employed by the Company or on its behalf	$90	$150	$147

d.	Transactions with interested and related parties:

Year ended December 31, 2021

	Key management personnel*)	Other interested and related parties
Research and development expenses	$112	$82
General and administrative expenses	1,137	238

	$1,249	$320

Year ended December 31, 2020

	Key management personnel*)	Other interested and related parties
Research and development expenses	$236	$—
General and administrative expenses	619	201
Selling and marketing	150	—

	$1,005	$201

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 19: BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Continued)

Year ended December 31, 2019

	Key management personnel*)	Other interested and related parties
Research and development expenses	$113	$81
General and administrative expenses	943	238

	$1,056	$319

*)	Some of the key management personnel are interested parties by virtue of holdings.

e.	Mr. Christopher R. von Jako, PhD commenced his role as the Company’s President and Chief Executive Officer (CEO) effective January 1, 2020. Key employment terms include an annual gross base salary and an annual performance-based bonus of up to six months of his base salary and equity grant of RSUs as further detailed in Note 16b.

f.	For information regarding the fair value of the options granted to directors, see Note 16b.

