Form 20-F
period 2022-12-31
Brainsway Ltd.
filed 2023-03-27
CIK 1505065

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from        to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-35165

BrainsWay Ltd.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

19 Hartum Street, Bynet Building, 3rd Floor, Har HaHotzvim, Jerusalem, 9777518, Israel
(Address of principal executive offices)

R. Scott Areglado
Senior Vice President, and Chief Financial Officer
1 Van de Graaff Drive, Burlington, MA 01803

Tel: +1-844-386-7001

(Name, Telephone, E-mail and/or Facsimile
number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares each representing two Ordinary Shares (1)	BWAY	NASDAQ Global Market

Ordinary Shares, par value NIS 0.04 per share	BWAY	Tel Aviv Stock Exchange

(1) Evidenced by American Depositary Receipts

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 33,053,323 Ordinary Shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Introduction

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

Financial and Other Information

The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar”, “US$”, “$” or “U.S.” refer to U.S. dollars, the lawful currency of the United States of America. Our functional and presentation currency is the U.S. dollar. Unless otherwise indicated, U.S. dollar amounts herein (other than amounts originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of December 31, 2022 ($1 = NIS 3.519). The dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated. Foreign currency transactions in currencies other than U.S. dollars are translated in this Annual Report into U.S. dollars using exchange rates in effect at the date of the transactions.

Statistical Information

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

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under the sections entitled “Item 3. Key Information — Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report may include forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward- looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. In addition, the sections of this Annual Report entitled “Item 4. Information on the Company” contain information obtained from independent industry and other sources that we may not have independently validated. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	market perception and acceptance of Deep Transcranial Magnetic Stimulation, or Deep TMS™, technology (“Deep TMS”) and patient satisfaction with the effectiveness and benefits of Deep TMS;

●	availability of reimbursement from third-party payors, including insurance companies and Medicare;

●	the adequacy of our existing capital to meet our future capital requirements;

●	our ability to commercialize Deep TMS, including internationally, by ourselves or through third-party distributors;

●	our ability to develop enhancements to our Deep TMS system through our research and development efforts;

●	our reliance on third parties to conduct our clinical trials and manufacture our product candidates for clinical testing;

●	our ability to complete and obtain favorable results from existing clinical trials, and to launch and successfully complete new clinical trials, for Deep TMS indications;

●	our ability to obtain and comply with regulatory approvals of Deep TMS and enhancements to our Deep TMS system on our anticipated time frames, or at all;

●	our ability to obtain and maintain adequate protection of our intellectual property, including intellectual property licensed to us; and

●	our ability to operate within the changing market conditions caused by the COVID-19 or other global pandemics, geopolitical instability, economic downturns and disrupted global supply chain.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this Annual Report, including our financial statements and the related notes beginning on page F-1. The risks and uncertainties described below in this Annual Report on Form 20-F for the year ended December 31, 2022 are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below or incorporated by reference in this Form 20-F, and any such additional risks, could materially adversely affect our reputation, business, financial condition or results of operations.

Summary of Risk Factors

The following is a summary of some of the principal risks we face. The list below is not exhaustive, and investors should read this “Risk Factors” section in full.

Financial Condition and Capital Requirement Risks

•	We have a history of operating losses. We expect to incur additional losses in the future and may never be profitable and we cannot ensure that our existing capital will be sufficient to meet our capital requirements.

•	Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidate(s).

Business, Economic and Industry risks

•	Our success depends on Deep TMS as a safe treatment option for patients, as well as market perception and acceptance of TMS generally, and patient satisfaction with the effectiveness of Deep TMS.

•	Our long-term growth depends on our ability to increase market penetration and further commercialize Deep TMS, as well as develop enhancements and features to the Deep TMS system through our research and development efforts. If we fail to do so, we may be unable to achieve future growth.

•	We operate in a very competitive environment and if we are unable to compete successfully against our existing or potential competitors, our revenues and operating results may be negatively affected.

•	We are dependent on physicians and if we are unable to adequately train physicians and other treatment providers and operators or if they use the Deep TMS inadequately, we may be unable to achieve our expected growth.

•	Failure to secure or maintain adequate coverage and reimbursement of our Deep TMS system for the currently authorized indications and other indications for which we obtain FDA authorization in the future, if any, may make physicians reluctant to use or recommend Deep TMS and have a material adverse effect on our sales, results of operations, and financial condition.

•	We rely on third-parties, including suppliers for some components used in manufacturing our Deep TMS products, distributors to market and distribute our products internationally and third-parties to conduct our clinical trials, which exposes us to uncertainty and instability.

•	Clinical trials involve a lengthy and expensive process with an uncertain outcome, which may delay or cause us to abandon the development of Deep TMS for additional indications.

•	Our collaboration arrangements may not be successful, which could adversely affect our ability to develop and commercialize our products.

•	We bare the risk of product liability lawsuits and warranty claims which we might harm our business, exceed our insurance policy coverage and we may not have enough funds to cover such claims or lawsuits damages.

•     Our operations could be affected in the event of further COVID-19 or other global pandemic or other outbreaks, supply chain disruptions, unfavorable market or political conditions or other negative global trends or disruptions.

•	We rely on the use of technology which may adversely affect our business if we become subject to cyber-terrorism or other compromises and shut-downs or if we experience significant disruptions in our information technology systems. Such security and privacy breaches may expose us to liability and harm our business and reputation.

•	We may seek to grow our business through acquisitions or investments in new or complementary businesses, products or technologies, through the licensing of products or technologies from third parties. The failure to manage acquisitions, investments, licenses or other strategic alliances, or the failure to integrate them with our existing business, could harm our business.

Government Regulatory Risks

Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements or to obtain and/or maintain needed clearances could harm our business.

•	Modifications to our Deep TMS systems and treatments may require new 510(k) clearances, de novo classification or PMA, and may require us to cease marketing or recall the modified products until authorizations are obtained.

•	Our products must be manufactured in accordance with federal and state regulations, and we could be forced to recall our installed systems or terminate production if we fail to comply with these regulations.

•	If treatment guidelines for the clinical conditions we are targeting change or the standard of care evolves, we may need to redesign and seek new marketing authorization from the FDA for one or more of our products.

•	The misuse or off-label use of Deep TMS may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies, particularly if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

•	Deep TMS may cause or contribute to adverse medical events that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition, and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

•	If we or our distributors do not obtain and maintain international regulatory registrations or approvals for Deep TMS, we will be unable to market and sell our products outside of the United States.

•	We are subject to certain federal, state, and foreign fraud and abuse laws, health information privacy and security laws, and transparency laws, which, if violated, could subject us to substantial penalties. Additionally, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

•	Healthcare policy changes, including recently enacted legislation reforming the U.S. healthcare system, could harm our cash flows, financial condition, and results of operations.

Intellectual Property Risks

•	We depend on our intellectual property, and our future success is dependent on our ability to protect our intellectual property and not infringe on the rights of others.

•	The lives of our patents may not be sufficient to effectively protect our products and business.

•	Our right to the essential intellectual property upon which the Deep TMS technology is based results from in-license agreements with government agencies and research institutions, the termination of which would prevent us from commercializing Deep TMS.

•	Our license agreements for our critical patents and related intellectual property impose significant monetary obligations and other requirements that may adversely affect our ability to successfully execute our business plan.

•	The key patents of our Deep TMS technology are subject to the U.S. government’s royalty free usage rights on a worldwide basis for any discovery based on such patents, which may have unexpected, adverse consequences upon the market for our products.

•	If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

•	Legal proceedings or third-party claims of intellectual property infringement and other challenges may require us to spend substantial time and money and could prevent us from developing or commercializing Deep TMS.

Foreign Country Risks

•	The Israeli government grants that we have received require us to meet several conditions and may restrict our ability to manufacture our Deep TMS systems and transfer relevant know-how outside of Israel and require us to pay royalties and satisfy specified conditions, including increased royalties if we manufacture our Deep TMS systems outside of Israel or payment of a redemption fee if we transfer relevant know-how outside of Israel.

•	Our manufacturing, assembly and other significant functions are located in Israel and, therefore, our business and operations may be adversely affected by political, economic and military conditions in Israel.

•	Exchange rate fluctuations between the U.S. dollar, the New Israeli Shekel, the Euro, and other foreign currencies may negatively affect our future revenues.

•	The price of the ADSs may be volatile and may fluctuate due to factors beyond our control.

•	The significant share ownership position of our officers, directors, and entities affiliated with certain of our directors may limit your ability to influence corporate matters.

Risks Related to our Financial Condition and Capital Requirements

We have a history of operating losses. We expect to incur additional losses in the future and may never be profitable and we cannot ensure that our existing capital will be sufficient to meet our capital requirements.

We have incurred net losses since our inception, largely reflecting research and development, general and administrative expenses, and sales and marketing expenses. We have experienced net losses of $13.3 million and $6.5 million for the years ended December 31, 2022 and 2021, respectively. As a result of ongoing losses, as of December 31, 2022, we had an accumulated deficit of $97.1 million. While we have sold and leased Deep TMS systems in various markets over the last few years, we expect to continue to incur significant sales and marketing, product development, regulatory and other expenses as we continue to pursue our commercialization efforts to increase adoption of Deep TMS and expand existing relationships with our customers, to obtain regulatory clearances or approvals for Deep TMS in additional countries and for additional indications, and to develop new enhancements or features to our existing Deep TMS systems. The net losses we may incur may fluctuate significantly from period to period. We will need to generate additional revenues to achieve and sustain profitability, and even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time. Our failure to achieve or maintain profitability could negatively impact the value of our shares.

We believe that our existing capital and other sources of liquidity will be sufficient to meet our capital requirements. To date we have funded our operations primarily through offerings of our securities, research and development grants from the Israel Innovation Authority and other sources, a loan under our credit facility, which has been repaid, and a Paycheck Protection Program loan through the Unites States Small Business Administration, which has been forgiven. We expect to generate revenues primarily through sales, lease and other potential income generated by the commercial distribution of Deep TMS systems for approved indications.

The adequacy of our available funds to meet our operating and capital requirements will depend on many factors, including our ability to achieve revenue growth and maintain favorable operating margins; our ability to increase the market share of Deep TMS and expand our operations and offerings, including our sales and marketing efforts; the cost, progress and results of our future research, product development and clinical programs for additional enhancements to Deep TMS and future indications for the system; the costs and timing of obtaining regulatory approvals for future indications of Deep TMS; our ability to improve or maintain coverage and reimbursement arrangements with third- party and government payors; the terms and conditions of commercial agreements for marketing and distribution of Deep TMS; the effect of competing technological and market developments; and costs incurred in enforcing and defending certain of the patents and other intellectual property rights upon which our technologies are based, to the extent such rights are challenged.

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

If the use of our Deep TMS system or other TMS therapies results in serious adverse events (e.g., seizures), or such products malfunction or are misused, patients and physicians may attribute such negative events to TMS and/or Deep TMS, which may adversely affect market adoption of this form of therapy. For example, a paper entitled “Seizure risk with repetitive TMS: Survey results from over a half-million treatment sessions” published in 2021 in Brain Stimulation claims that Deep TMS appears to be associated with a higher relative seizure risk than with generic figure-8 coil TMS. While the authors of the paper themselves cite numerous reasons to view the results with caution and while the claims in the paper were based on a small data set obtained from an informal survey which appear to be inconsistent with other more comprehensive studies, we may nonetheless be unable to successfully educate the public about these often nuanced and technical deficiencies and thus the overall safety of our technology. In addition, if patients undergoing treatment with any available TMS solutions perceive the benefits to be inadequate or the administration of TMS to be too burdensome or inconvenient, and/or if adverse events and/or factors such as discomfort and noise with available TMS solutions are too numerous or severe compared to the relevant rates of alternative therapies or pharmaceutical options, it will be difficult to demonstrate the value of Deep TMS to patients and physicians. Additionally, psychiatrists may find it difficult to train existing employees and/or hire additional staff, allocate sufficient space or operate our device given that psychiatry is a field not traditionally associated with medical equipment treatment options. As a result of any one or a combination of these reasons, demand for and the use of Deep TMS may decline or may not increase at the pace or to the levels we expect. These reported findings may have a negative effect on market perception of the effectiveness of the TMS therapy in general, and by extension Deep TMS.

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

Our strategy depends on our ability to further commercialize and increase market penetration of Deep TMS for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, and smoking addiction, develop and seek regulatory approvals of Deep TMS for new indications and add new enhancements or features for the Deep TMS system. These goals are also designed to respond to changing customer demands, competitive pressures, and technologies. Our industry is characterized by intense competition, including from existing treatments , a growing number of Traditional TMS competitors, rapid technological changes, new product introductions and enhancements, price competition, and evolving industry standards. It is important that we anticipate changes in technology and market demand, as well as physician practices to successfully develop, obtain clearance or approval, if required, and successfully introduce new, enhanced, and competitive technologies to meet our prospective customers’ needs on a timely and cost-effective basis.

We might be unable to further commercialize Deep TMS for approved indications or develop or obtain regulatory clearances or approvals to market Deep TMS for new indications, or to develop and obtain regulatory approvals for enhancements or new features for the Deep TMS system. Additionally, Deep TMS for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, smoking addiction, and any future indications, even if cleared, might not be sufficiently accepted by physicians or the third-party payers who reimburse for the procedures performed with our products. We may be unable to devise pricing strategies that are attractive to customers. The success of any new indications, enhancements or features for the Deep TMS system will depend on numerous additional factors, including but not limited to, our ability to properly identify and anticipate clinician and patient needs; demonstrate the benefits associated with the use of Deep TMS when compared to the products and devices of our competitors; demonstrate the safety and efficacy of new indications, and obtain regulatory approvals of Deep TMS for such indications; adequately protect our intellectual property and avoid infringing upon the intellectual property rights of third parties; and develop and obtain the necessary regulatory clearances or approvals for enhancements or features for the Deep TMS system.

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

Our Deep TMS systems for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, smoking addiction, and any future indications are or will be subject to intense competition. The industry in which we operate is subject to rapid change and is highly sensitive to the introduction of new products or other market activities of current or new industry participants. Our ability to compete successfully will depend on our ability to develop and obtain regulatory clearances of Deep TMS for indications that reach the market in a timely manner, to receive adequate coverage and reimbursement from third-party payors, and to successfully demonstrate to physicians and patients the merits of Deep TMS compared to the products of our competitors. If we are not successful in convincing others of the merits of Deep TMS or educating them on the use of the Deep TMS system, they may not use our system or use them effectively and we may be unable to increase our revenues.

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

We also face competition from pharmaceutical and other companies, many of which have greater resources than we do, that develop competitive products, such as anti- depressant medications (including but not limited to a nasal spray utilizing the drug esketamine, which was recently approved by the FDA for use in conjunction with an oral antidepressant) and to a lesser degree, ECT, home-use alternatives such as transcranial direct current stimulation (TDCS) devices, prescription digital therapeutics (PDTs), and other neuromodulation treatment options. Our commercial opportunity could be reduced or eliminated if these competitors develop and commercialize anti-depressant medications or other treatments that are safer or more effective than Deep TMS, or are offered at more competitive prices, are more easily administered to patients or are otherwise more attractive to our customers and patients. At any time, these and other potential market entrants may develop treatment alternatives that may make Deep TMS less competitive.

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

Furthermore, our competitors may be seeking predicate FDA approvals in other psychiatric and neurological indications, and TMS products of various companies are frequently used off-label, and in certain circumstances, are marketed outside of the United States for other indications. Additionally, if either TMS competitors or other medical device or pharmaceutical companies introduce new and disruptive products or forms of therapy, our market share may be reduced and our financial performance and ability to compete may be significantly impacted.

Moreover, our relationships with large clinic networks, which we rely on, can be jeopardized depending on developments with these networks and/or by the deepening of relationships between these networks and our competitors, thus leading to potential financial difficulties that may negatively affect our revenues. For example, any exclusivity or other commercial arrangements between our competitors and large clinic networks we also work with may hinder the deployment of our Deep TMS systems in such networks. Furthermore, any financial instability of these networks can have an adverse effect on our revenues. In addition, our competitors may be acquired by enterprises that have more established distribution networks than we do, thus gaining an integral distribution advantage over us.

We are dependent on physicians and if we are unable to adequately train physicians and other treatment providers and operators or if they use the Deep TMS inadequately, we may be unable to achieve our expected growth.

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

To the extent our customer physicians do not properly diagnose or select appropriate patient candidates for Deep TMS treatment and/or utilize unprescribed protocols it could result in variability of the treatment efficacy and results for the patient. Our ability to generate significant revenues from Deep TMS relies on patients’ satisfaction with the effectiveness of Deep TMS and if patients are not satisfied with the results of Deep TMS, our reputation, and future results of operations may be adversely affected.

We may be unable to manage our anticipated growth effectively, which could make it difficult to execute our business strategy and we may even be unable to forecast our future growth accurately

We have a relatively short history of operating as a commercial-stage company. We intend to continue to grow our business operations and may experience periods of rapid growth and expansion. This anticipated growth could create a strain on our organizational, administrative and operational infrastructure, including our supply chain operations, quality control, technical support and customer service, sales force management and general and financial administration. These risks increase as we expand into new countries, each requiring varied and often time-consuming regulatory challenges. We may be unable to maintain the quality, regulatory infrastructure, or delivery timelines, of our products or customer service or satisfy customer demand if our business grows too rapidly. Our ability to manage our growth properly will require us to continue to improve our operational, financial and management controls, and our reporting systems and procedures. We may implement new enterprise software systems in a number of areas affecting a broad range of business processes and functional areas. The time and resources required to implement these new systems is uncertain and failure to complete this in a timely and efficient manner could harm our business.

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

Moreover, we may be unable to predict future growth related to Deep TMS for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, smoking addiction, and other psychiatric indications because some of these disorders are inherently difficult to diagnose and there are frequent co-morbidities (overlap) in these disorders that complicate treatment methods. Diagnosis for psychiatric disorders, such as MDD and OCD, is based on an individual’s reported experiences and mental status examination, and accordingly is subject to significant error. For example, it is estimated that about half of the individuals in the United States who experience a major depressive episode annually are not diagnosed correctly. In addition, there is a rising trend in which primary care providers, rather than mental health professionals, prescribe anti-depressant medications. Primary care providers often prescribe anti-depressants without a psychiatric diagnosis of disease. In 73% of visits in which a primary care provider prescribed an anti-depressant, patients did not have a psychiatric diagnosis. Without a psychiatric diagnosis, treatment cannot be tailored to the underlying condition. Accordingly, a significant portion of MDD patients that are considered treatment-resistant may be unresponsive to first-line treatment as a result of incorrect diagnosis, and any such patients may not respond to Deep TMS treatment. In addition, the H-Coils for our Deep TMS systems may prove to be interchangeable and clinicians may be able to treat patients with multiple disorders in the same procedure. With respect to comorbidities, there is a high rate of tobacco use amongst patients suffering from mental health conditions such as depression and anxiety. Approximately 3 of every 10 cigarettes smoked by adults in the United States are smoked by persons with mental health conditions. As a result of the foregoing factors, the addressable market for Deep TMS for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, and smoking addiction, may be smaller than we currently anticipate, and predictions for our future growth may prove to be inaccurate. This may have a materially adverse effect on our future results of operations.

If we are unable to successfully expand our sales and customer support team and adequately address our customers’ needs, it could negatively impact revenues and market acceptance of Deep TMS and we may never generate sufficient revenues to achieve or sustain profitability.

As of December 31, 2022, we had 134 employees, including 60 employees in sales and marketing. Our operating results are directly dependent upon the sales and marketing efforts of our sales and customer support team and, to a lesser extent, on our independent third party distributors outside of the United States. If our employees or our independent distributors fail to adequately promote, market and sell or lease our Deep TMS systems, our revenues could significantly decrease and/or fail to meet our targets.

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

Patients generally rely on third-party payors to reimburse all or part of the costs associated with outpatient treatment services. Patients may, thus, be unwilling to undergo, and physicians may be unwilling to prescribe, a given course of treatment in the absence of adequate coverage and reimbursement. Accordingly, our ability to successfully commercialize our Deep TMS system depends significantly on the extent to which treatment sessions using Deep TMS are covered and reimbursed by government healthcare programs, such as Medicare and Medicaid (among others), commercial health insurers, managed care organizations, and other third-party payors.

Third-party payors are increasingly examining the medical necessity and cost effectiveness of medical products and services, in addition to safety and efficacy. Significant uncertainty exists as to the reimbursement status of any newly approved (or cleared) products or therapies, such as Deep TMS for smoking addiction, which represent novel approaches to treatment of a disease, addiction, or condition. Even if a third-party payor covers a particular treatment that uses Deep TMS, the resulting reimbursement rate may not be adequate to cover a provider’s cost to purchase or lease the Deep TMS system or ensure such transaction is profitable for the provider. Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that a treatment is neither experimental nor investigational, safe, effective, and medically necessary, appropriate for the specific patient, cost-effective, supported by peer-reviewed medical journals and included in clinical practice guidelines.

In the United States, there is no uniform policy of coverage and reimbursement among third-party payors, including private insurers. Therefore, coverage and reimbursement for treatments can differ significantly from payor to payor. However, many third-party payors often rely upon Medicare coverage policies and payment limitations in setting their own coverage and reimbursement policies and methodologies. Private insurance coverage for Deep TMS as a treatment for MDD generally requires one to four failures of anti- depressant medications.

Medicare coverage for Deep TMS as a treatment for MDD generally requires that certain, specified clinical criteria relating to medical necessity are met (and documented). In particular, subject to variations by payor and locale, under applicable payor policies, Deep TMS may be covered for MDD if: (i) prescribed by a licensed physician, knowledgeable in the use of TMS (ii) as a treatment for an adult with a confirmed diagnosis of MDD and no contraindications, (iii) where there is sufficient documentation of failure of between 1 and 2 previous medication trials (depending on the relevant Medicare Administrative Contractor policy). Other relevant coverage factors considered under these policies include resistance to treatment with psychopharmacologic agents for depression, history of response to repetitive TMS, and whether the individual is a candidate for electroconvulsive therapy (ECT) and TMS is less burdensome to the patient.

Reimbursement for Deep TMS as an MDD treatment is also generally limited to 36 treatment sessions. In 2021 and 2022, there has been emerging reimbursement coverage for Deep TMS for the treatment of OCD. While the criteria for this emerging Deep TMS for OCD coverage varies with each payor, generally, coverage requires the failure of a combination of between two and four medication trials of two different classes (with most requiring two failed trials), for specified periods, and may also require a trial of psychotherapy, before qualifying for reimbursement. Maintaining the reimbursement coverage obtained during 2021 and 2022 and obtaining coverage from additional payors may be difficult, and payors may condition coverage subject to satisfaction of varied criteria.

Obtaining adequate reimbursement of Deep TMS for smoking addiction, or for any future indications, as applicable, may be difficult unless there is sufficient published clinical data to support clinical efficacy and cost effectiveness based upon the treatment continuum of care. Currently, there is no third-party coverage of Deep TMS as a treatment for smoking addiction, as payers that have evaluated Deep TMS for smoking addiction coverage have not yet concluded that it is a reasonable and necessary therapy for smoking addiction. We are working to gather and submit additional clinical data in order to sufficiently demonstrate the efficacy of Deep TMS for the treatment of smoking addiction. These efforts may be expensive and time-consuming. Therefore, it may take significant time to obtain sufficient reimbursement coverage of Deep TMS for smoking addiction. We may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement compared to existing approved biologics and other therapies. There may be significant delays in obtaining coverage and reimbursement for newly approved therapies in the United States, and coverage may be more limited than the indications for which the product is approved by the FDA or similar regulatory authorities outside the United States. Further, there is no guarantee that Deep TMS will ever be adequately covered or reimbursed for smoking addiction, if at all, or any other future indication for which we obtain authorization, if any. Nonetheless, the availability of reimbursement coverage in any given indication is not always the exclusive path to commercialization, and we may pursue and/or develop cash-pay, corporate wellness programs, and/or other alternate models in order to monetize these indications.

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

The marketability of Deep TMS may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. Even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future.

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

Furthermore, the data obtained from the studies and trials may be inadequate to support regulatory authorizations or to enable market acceptance of certain indications of Deep TMS. Failure can occur at any stage of testing, and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialization of the current, or a future, version of, Deep TMS, for any particular indication, including but not limited to delays in securing clinical investigators or trial sites for the clinical trial and in obtaining institutional review board and other regulatory approvals to commence a clinical trial; slower than anticipated patient recruitment and enrollment; negative or inconclusive results from clinical trials; unforeseen safety issues; an inability to monitor patients adequately during or after treatment; placement of a clinical trial on hold by the FDA, institutional review boards/ethics committees or other regulatory authorities; changes in governmental regulations or administrative actions, including governmental changes in permissible endpoints or other measures utilized in clinical trials; problems with investigator or patient compliance with the trial protocols; the FDA or other regulators disagreeing as to the design, protocol or implementation of our clinical trials; exceeding budgeted costs due to difficulty in accurately predicting costs associated with clinical trials; the quality of the products falling below acceptable standards; and the inability to manufacture sufficient quantities of our products to commence or complete clinical trials.

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

We rely on third-parties, including suppliers for some components used in manufacturing our Deep TMS products, distributors to market and distribute our products internationally and third-parties to conduct our clinical trials, which exposes us to uncertainty and instability.

We rely on suppliers for most of the components used in manufacturing Deep TMS, including the computer controlling the stimulator, the helmet, and the arm of the helmet, and we may not have sufficient contractual assurances for the long-term supply of these components. We now assemble our proprietary stimulator in our new-generation Deep TMS systems; however, we remain dependent on a single source third-party supplier for stimulators used in older versions of our Deep TMS system, and accordingly we must still rely on third-party suppliers for those older versions. In addition, we rely on the outsourcing company utilized for the manufacture of certain components in our newer systems, including our proprietary stimulator and various other components. For us to be successful, our suppliers and contract manufacturer must be able to provide us with components in sufficient quantities, in compliance with quality and regulatory requirements, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. While these suppliers have generally met our demand requirements on a timely basis in the past, their ability, and willingness to continue to do so going forward may be limited for several reasons, including our lack of long-term agreements with those suppliers, our relative importance as a customer of those suppliers, or, as applicable, their ability to produce the components for or provide assembly services to manufacture our Deep TMS systems. An interruption in our commercial operations could occur if we encounter delays or difficulties in securing these components, if we cannot obtain an acceptable substitute. In addition, we have experienced, and may continue to experience, more general supply chain issues, which are in part related to, or exacerbated by, the COVID-19 pandemic. See “—Our operations could be affected in the event of further COVID-19 or other global pandemic or other outbreaks, supply chain disruptions, unfavorable market or political conditions or other outbreaks or other negative global trends or disruptions..”

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

In addition, we rely, and expect to rely in the future, on a network of third-party distributors to market and distribute our products in international markets. We are assessing the opportunity to continue expanding into other international markets. We may face significant challenges and risks in managing a geographically dispersed distribution network. We have limited ability to control any third-party distributors and agents. Our distributors and agents may be unable to successfully market, lease, and sell our products and may not devote sufficient time and resources to support the marketing, sales, education, and training efforts that we believe enable the products to develop, achieve or sustain market acceptance. Additionally, in some international jurisdictions, we rely on our distributors to manage the regulatory process, while complying with all applicable rules and regulations, and we are dependent on their ability to do so effectively. In addition, if a dispute arises with a distributor or if a distributor is terminated by us or goes out of business, it may take time to locate an alternative distributor, to seek appropriate regulatory approvals with the new distributor and to train new personnel to market our products, and our ability to sell those systems in the region formerly serviced by such terminated distributor could be harmed. Any of these factors could reduce our revenues from affected markets, increase our costs in those markets or damage our reputation. In addition, if an independent distributor or agent were to depart and be retained by one of our competitors, we may be unable to prevent that distributor or agent from helping competitors solicit business from our existing customers, which could further adversely affect our sales. As a result of our reliance on third-party distributors and agents, we may be subject to disruptions and increased costs due to factors beyond our control, including labor strikes, third-party error, and other issues. During the COVID-19 global pandemic, our distributors have faced operational challenges, clinic closures due to governmental quarantine mandates and various other financial and operational difficulties. We believe that these difficulties have limited our ability to penetrate these markets. If the services of any of these third-party distributors and agents become unsatisfactory, we may experience delays in meeting our customers’ demands, and we may be unable to find a suitable replacement on a timely basis or on commercially reasonable terms. Any failure to deliver products in a timely manner may damage our reputation and could cause us to lose potential customers.

We also rely on third-parties in our clinical trials, which are managed by our both own staff and personnel as well as certain third-parties, including clinical trial sites, medical institutions, clinical research organizations, or CROs, and private practices, for, among other things, site monitoring, statistical work, and electronic data capture in our clinical trials. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with applicable protocols, and legal, regulatory, and scientific standards, including current good clinical practices, or cGCPs, which are set forth in regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for clinical trials. If we or any such third parties fail to comply with applicable cGCPs, the clinical data generated in such trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before granting a marketing authorization for any particular indication. In addition, if such third parties do not devote sufficient time and resources to our clinical trials or otherwise carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they assist in obtaining is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory authorization for or successfully commercialize Deep TMS for a specified indication.

We face risks associated with our international business.

We currently market and sell Deep TMS systems outside of the United States in various countries and/or intend to market and expand the commercialization of Deep TMS in other markets, including Canada, Europe, Australia, and various Middle Eastern, Central/South American, and Asian countries. We are assessing the opportunity to expand into other international markets. However, our expansion plans may not be realized, or if realized, may not be successful. We expect each market to have particular regulatory hurdles to overcome, and future developments in these markets, including the uncertainty relating to governmental policies and regulations, could harm our business. In addition, the sale, lease, and shipment of the Deep TMS system across international borders, as well as the purchase of components and products from international sources, subjects us to extensive U.S. and other foreign governmental trade, import, export, regulatory, and customs regulations and laws. Compliance with these regulations and laws is costly and exposes us to penalties for non-compliance. We expect our international activities will be dynamic over the foreseeable future as we continue to pursue opportunities in international markets.

Our international business operations are subject to a variety of risks, including but not limited to difficulties in staffing and managing foreign and geographically dispersed operations, to the extent we establish non-U.S. operations; differing and multiple payer reimbursement regimes, government payers or patient self-pay systems; difficulties in determining and creating the proper sales pathway in new, international markets; compliance with various U.S. and international law and regulations, including export control laws and the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) and similar international laws, anti-money laundering laws and differing regulatory requirements for obtaining marketing authorizations for our products in non-U.S. jurisdictions; changes in, or uncertainties relating to, foreign rules and regulations that may impact our ability to sell our products, perform services or repatriate profits to the United States; tariffs and trade barriers, export regulations, sanctions, and other regulatory and contractual limitations on our ability to sell our products in certain foreign markets; potential adverse tax consequences, including imposition of limitations on or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries or joint ventures; imposition of differing labor laws and standards; armed conflicts or economic, political, and/or social instability in foreign countries and regions; fluctuations in foreign currency exchange rates; supply lags, inefficiencies, difficulty managing expenses in our local currency in the event that its value diverges from that of the currencies of the jurisdictions where we earn income, and other risks created by any sourcing, manufacture, assembly and/or production of our products/components outside of the U.S., while commercial activities are largely focused in the U.S.; an inability, or reduced ability, to protect our intellectual property, including any effect of compulsory licensing imposed by government action; and availability of government subsidies or other incentives that benefit competitors in their local markets that are not available to us

Our collaboration arrangements may not be successful, which could adversely affect our ability to develop and commercialize our products.

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

Collaborations are subject to numerous risks, which may include that collaborators have significant discretion in determining the efforts and resources that they will apply to collaborations; collaborators may not pursue development and commercialization of our products or may elect not to continue or renew development or commercialization programs based on trial or test results or may change their strategic focus due to the acquisition of competitive products or may independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates; availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities; a collaborator with marketing, manufacturing, and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities; we could grant exclusive rights to our collaborators that would prevent us from collaborating with others; we may be forced to terminate, litigate, and/or renegotiate arrangements with our collaborators due to default on their obligations to us or due to their improper maintaining or defending our intellectual property rights or their use of our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability; our collaborators may have claims that we breached our obligations to them which may result in termination, renegotiation, litigation or delays in performance of such arrangements; disputes may arise between us and a collaborator that causes the delay or termination of the research, development, and/or commercialization of our current or future products or that results in costly litigation or arbitration that diverts management attention and resources; collaborations may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable current or future products; collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; and a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

We bare the risk of product liability lawsuits and warranty claims which might harm our business, exceed our insurance policy coverage and we may not have enough funds to cover such claims or lawsuits damages

Our business exposes us to potential product liability claims that are inherent in the testing, manufacture, and sale of medical devices for the treatment of MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, smoking addiction, and other potential indications. Our treatments are designed for patients who suffer from significant psychiatric, neurological disorders, and addictions, and these patients are more likely to experience significant adverse health outcomes, which could increase the risk of product liability lawsuits. Furthermore, if physicians and other operators are not sufficiently trained in the use of our Deep TMS systems, they may misuse or ineffectively use our system, which may result in unsatisfactory patient outcomes. We could become the subject of product liability lawsuits alleging that component failures, malfunctions, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information resulted in an unsafe condition or injury to

Regardless of the merit or eventual outcome, product liability claims may result in decreased demand for Deep TMS; injury to our reputation and brand; significant litigation costs or substantial monetary awards to or costly settlements with patients; product recalls; loss of revenues; the inability to commercialize new indications, enhancements, or features; and diversion of management attention from pursuing our business strategy.

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

In addition, we bear the risk of warranty claims on the products we supply, often for the entire contract term for systems which are leased, and generally for one year for Deep TMS systems we sell to customers. There can be no assurance that we will have sufficient funds, devices, components and/or personnel to cover future warranty claims. We may not be successful in claiming recovery of relevant components from our suppliers or vendors in the event of a successful warranty claim against us by a customer or that any recovery from such vendor or supplier would be adequate. In addition, warranty claims brought by our customers related to third-party components may arise after our ability to bring corresponding warranty claims against such suppliers expires, which could result in costs to us.

We could be negatively impacted by violations of applicable anti-corruption laws or violations of our internal policies designed to ensure ethical business practices.

We operate in a number of countries throughout the world, and we may operate in countries that may not have as strong a commitment to anti- corruption and ethical behavior that is required by U.S. laws or by our corporate policies. We are subject to the risk that we, our U.S. employees or any future employees or consultants located in other jurisdictions or any third parties such as our distributors that we engage to do work on our behalf in foreign countries may take action determined to be in violation of anti- corruption laws in any jurisdiction in which we conduct business, including the FCPA. The FCPA generally prohibits covered entities and their intermediaries from engaging in bribery or making other prohibited payments, offers or promises to foreign officials for the purpose of obtaining or retaining business or other advantages. In addition, the FCPA imposes recordkeeping and internal controls requirements on publicly traded corporations and their foreign affiliates, which are intended to, among other things, prevent the diversion of corporate funds to the payment of bribes and other improper payments, and to prevent the establishment of “off books” slush funds from which such improper payments can be made.

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

Our operations could be affected in the event of further COVID-19 or other global pandemic or other outbreaks, supply chain disruptions, unfavorable market or political conditions or other outbreaks or other negative global trends or disruptions.

The COVID-19 global pandemic outbreaks have led governments and authorities around the globe to take various precautionary measures in order to limit the spread of the virus, including government-imposed quarantines, lockdowns, and other public health safety measures, which have had major effects on the global markets and its economy, including on the availability and pricing of materials, manufacturing and delivery efforts, sales to existing and potential customers and leads, collections from accounts, and other aspects of the global economy. In 2022 these effects continued, albeit to a lesser extent than seen during the initial onset of the pandemic in 2020, which resulted in less commercial activity than could have otherwise been achieved. Additionally, we continue to experience supply chain and shipping delays, shortages and challenges forcing us to adapt our production line, forecasting and other logistical processes to address these challenges. Further outbreaks of the COVID-19 or other global pandemics could exacerbate disruptions to production, cause additional delays in the supply and delivery of products used in our operations, further divert the attention and efforts of the medical community to coping with the pandemic, impact our ability to recruit subjects for ongoing and planned clinical trials, disrupt the marketplace in which we operate, and may have a material adverse effects on our operations, sales, revenues, collection from accounts and ability to raise funds. Our third-party suppliers source certain components and materials of our Deep TMS systems from Asia and other countries, and any continued spreading of the pandemic may adversely impact their development, manufacture, and supply processes. In addition, treatment sessions conducted with our Deep TMS system, which are generally scheduled or non-emergency procedures, may be postponed to the extent hospitals and healthcare centers shift resources to patients affected by any further outbreaks of the pandemic. Additionally, we have seen a significate rise in the price of many of the electronic components needed for our system. These price increases are largely attributable to supply and demand factors, and in some cases, shortages, relating to these parts across the globe. The extent to which the COVID-19 or other global pandemic impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including further outbreaks of existing or new variant strains, new information which may emerge concerning the nature and effects of the pandemic, and/or any governmental mandates or other similar actions instituted to contain the virus or treat its impact, among others. Moreover, the COVID-19 global pandemic has caused substantial adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that this or any other epidemic causes further harms to the global economy.

In addition, we have experienced, and may continue to experience, disruptions to the transportation channels used in our supply chain and distribution operations, including increased airport and shipping port congestion, a lack of transportation capacity, increased fuel expenses, import or export controls or delays, and labor disputes or shortages. Transport operators are exposed to various risks, such as extreme weather conditions, natural disasters, work stoppages, personnel shortages, and operating hazards, as well as interstate and international transportation requirements. If we experience transportation problems, or if there are other significant changes in the cost of these services, we may not be able to arrange efficient alternatives and timely means to obtain raw materials or ship products to our customers. Disruptions in our container shipments may result in increased costs, including the additional use of air freight to meet demand. Congestion to ports can affect previously negotiated contracts with shipping companies, resulting in unexpected increases in shipping costs and reduction in our profitability. In particular, the COVID-19 global pandemic has resulted in several disruptions and delays, as well as quantity limits and price increases, in our global transportation channels.

In the period following the onset of the pandemic, as part of the global supply chain crisis, we have seen a significant rise in the price of many of the electronic components needed for our systems. These price increases are largely attributable to supply and demand factors, and, in some cases, shortages relating to these parts across the globe. On a related point, the lead time for receiving electronic components shipped by suppliers has increased significantly amid the worldwide supply chain crisis. This has compelled us to significantly increase buffer inventory levels to ensure that future demand for our systems can be timely met. Within the broader context of electronic component supply issues, the third party we rely on for the outsourced manufacture of our newer generation systems halted production in 2021 for a period due to the shortage in PC computers which are needed for these systems. The shortage in PC computers, including due to a worldwide shortage in PC boards, relative to our demand is an ongoing issue which may impact ongoing supply capabilities in the near term. While after the brief 2021 halt we were able to adapt our standard manufacturing process to allow for the integration of these PC components at a later stage of the production line once inventory levels were restocked, this is illustrative of the continuing risks and challenges posed by the worldwide supply chain crisis. These risks may be further exacerbated in light of geopolitical events, including the ongoing conflict between Russia and Ukraine.

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

Worldwide economic and political conditions have also been adversely impacted by continued political instability and military hostilities in multiple geographies including the conflict between Ukraine and Russia. These conditions have made and may continue to make it difficult for our customers and potential customers to afford our products, and could cause our customers to stop using our products or to use them less frequently. If that were to occur, our revenue may decrease and our performance may be negatively impacted. In addition, the pressure on consumers to absorb more of their own health care costs has resulted in some cases in higher deductibles and limits on durable medical equipment, which may cause seasonality in purchasing patterns. Furthermore, during economic uncertainty, some customers experience job losses and may continue to have issues gaining timely access to sufficient health insurance or credit, which could result in their unwillingness to purchase products or impair their ability to make timely payments to us. While the potential economic impact brought by the COVID-19 pandemic may be difficult to assess or predict, it has already caused, and is likely to result in further, significant disruption of global financial markets, which may reduce our ability to access capital on favorable terms or at all. A recession, depression or other sustained adverse market event could materially and adversely affect our business and the value of our common stock.

We cannot predict the reoccurrence of any economic slowdown or the strength or sustainability of the economic recovery, worldwide, in the United States, or in our industry. These and other economic factors could have a material adverse effect on our business, financial condition and results of operations.

Our reliance on the use of technology may adversely affect our business if we become subject to cyber-terrorism or other compromises and shut-downs or if we experience significant disruptions in our information technology systems, and security and privacy breaches may expose us to liability and harm our reputation and business.

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

In addition, part of our business we may receive and process information about our customers, partners and, potentially, their patients, including protected health information (PHI), and we may configure our devices to collect, transmit or store or contract with third parties to collect, transmit or store our customers’ data, including PHI. PHI, a subset of “individually identifiable information,” is defined under the federal level by the Health Insurance Portability and Accountability Act of 1996 (HIPAA), as amended by the Health Information and Technology for Economic and Clinical Health Act of 2009 (HITECH), including applicable implementing regulations. HIPAA, along with various analogous laws at the state level, governs the protection and confidentiality of PHI, and other sensitive information, as applicable (as more fully described below). To the extent we, or third parties we contract with, collect, store or transfer PHI, we may be required to safeguard PHI in accordance with HIPAA. Furthermore, to the extent we qualify as a business associate under HIPAA, we may be directly subject to HIPAA’s Privacy Rule.

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

Our success depends in part on our ability to continually enhance and broaden our product offerings in response to changing customer demands, competitive pressures, technologies, and market pressures. Accordingly, from time to time, we may consider opportunities to acquire, make investments in or license other technologies, products, and businesses that may enhance our capabilities, complement our current products, or expand the breadth of our markets or customer base. Potential and completed acquisitions, strategic investments, licenses, and other alliances involve numerous risks, including but not limited to difficulty assimilating or integrating acquired or licensed technologies, products or business operations; issues maintaining uniform standards, procedures, controls, and policies; unanticipated costs associated with acquisitions or strategic alliances, including the assumption of unknown or contingent liabilities and the incurrence of debt or future write-offs of intangible assets or goodwill; diversion of management’s attention from our core business and disruption of ongoing operations; adverse effects on existing business relationships with suppliers, distributors, and customers; risks associated with entering new markets in which we have limited or no experience; potential losses related to investments in other companies; potential loss of key employees of the acquired businesses; and increased legal and accounting compliance costs.

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

Our success largely depends on the skill, experience, and effort of our senior management. The loss of the service of any of these persons would likely result in a significant loss in the knowledge and experience that we possess and could significantly delay or prevent successful product development and other business objectives. Our ability to achieve our strategic growth plans depends in part on our ability to recruit and maintain a talented sales and operations team members. New hires are often subject to a time intensive educational onboarding period before they can successfully identify potential customer leads and close sales. This can lead to delays before we can ramp up our commercial initiatives and achieve sales targets. It can also divert attention from our existing sales leadership and personnel who are needed to train these new hires. Additionally, we have experienced certain challenges in hiring and/or maintaining employees that we believe are related to current and previous trends in the workforce. In 2021, the number of voluntary resignations by employees across the U.S. and Israeli economies increased, and 2022 saw large-scale layoffs particularly among technology companies. We believe that these events have created a climate of volatility in employment relations throughout the economy that has affected our ability to recruit, train and retain employees including effective sales professionals. The employee turnover we have experienced, including in our salesforce, has limited our ability to ramp up our sales and marketing force as quickly as would have otherwise been possible. There is intense competition between numerous medical device, pharmaceutical, and biotechnology companies, universities, governmental entities, and other research institutions, all of whom are seeking to employ qualified individuals in the technical fields in which we operate, and we may not be able to attract and retain the qualified personnel necessary for the successful development and commercialization of Deep TMS.

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

Risks Related to Government Regulation

Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements or to obtain and/or maintain needed clearances could harm our business.

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

An element of our strategy is to continue to upgrade our Deep TMS systems, add new enhancements and features, and expand clearance or approval of the Deep TMS System to include new indications. In the United States, before we can market a new medical device, or claim new or expanded indications for use or introduce a significant modification to an existing product, we must first receive either clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDCA, de novo classification, or premarket approval application (PMA), from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to a PMA and later down- classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the PMA process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing, and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. However, some devices are automatically subject to the PMA pathway regardless of the level of risk they pose because they have not previously been classified into a lower risk class by the FDA. Manufacturers of these devices may request that FDA review such devices in accordance with the de novo classification procedure, which allows a manufacturer whose novel device would otherwise require a PMA prior to marketing to request down-classification of the device on the basis that the device presents low or moderate risk. If the FDA grants the de novo classification request, the applicant will then receive authorization to market the device. This device type can then be used as a predicate device for future 510(k) submissions.

We received marketing authorization of our MDD and smoking addition indications through the 510(k) clearance process and have made various expansions to our MDD indication, including, in 2021, a clearance for a shortened three-minute depression protocol and a labeling expansion for anxious depression through subsequent 510(k) clearances. In 2022, we extended our FDA clearance for MDD (including anxious depression) to our H7 Coil, also via the 510(k) process. This does not include our shortened three-minute depression protocol, which continues only to apply for our H1 Coil. We received marketing authorization of our OCD indication through the de novo classification process. Several competitors have obtained 510(k) clearance for their TMS device for an OCD indication, using our de novo classification as a predicate device in their submission, and others may follow suit. The process of obtaining regulatory authorization to market a medical device can be costly and time consuming, and we may not be able to successfully obtain authorizations on a timely basis, if at all.

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

There are numerous U.S. federal and state, as well as foreign, laws pertaining to healthcare fraud and abuse, including anti-kickback, false claims, and physician transparency laws. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations involve substantial costs. Our business practices and relationships with providers and patients are subject to scrutiny under these laws. We may also be subject to patient information privacy and security regulation by both the federal government and the states and foreign jurisdictions in which we conduct our business. The healthcare laws and regulations that may affect our ability to operate include:

●	the federal healthcare Anti-Kickback Statute, which prohibits, among other things, persons, and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order, or arrange for or recommend a good or service, for which payment may be made, in whole or in part, under federal healthcare programs, such as Medicare and Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. The government can establish a violation of the Anti-Kickback Statute without proving that a person or entity had actual knowledge of the law or a specific intent to violate. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal healthcare Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Although there are a number of statutory exceptions and regulatory safe harbors to the federal healthcare Anti-Kickback Statute protecting certain common business arrangements and activities from prosecution or regulatory sanctions, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration to those who prescribe, purchase, or recommend medical device products, including discounts, or engaging individuals as speakers, consultants, or advisors, may be subject to scrutiny if they do not fit squarely within an exception or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti- kickback liability. Moreover, there are no safe harbors for many common practices, such as reimbursement support programs, educational or research grants, or charitable donations;

●	the federal civil False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment of federal government funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. Private individuals, commonly known as “whistleblowers,” can bring civil False Claims Act qui tam actions, on behalf of the government and such individuals and may share in amounts paid by the entity to the government in recovery or settlement. False Claims Act liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of $11,665 to $23,607 per false or fraudulent claim or statement. The government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim under the federal civil False Claims Act. Many pharmaceutical and medical device manufacturers have been investigated and have reached substantial settlements under the federal civil False Claims Act in connection with alleged off-label promotion of their products and allegedly providing free products to customers with the expectation that the customers would bill federal health care programs for the product. In addition, manufacturers can be held liable under the federal civil False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. There are also criminal penalties, including imprisonment and criminal fines, for making or presenting false, fictitious or fraudulent claims to the federal government;

●	HIPAA, which created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statements or representations, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal healthcare Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

●	the federal Physician Payments Sunshine Act under PPACA which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the United States Department of Health and Human Services, Centers for Medicare and Medicaid Services, information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and applicable manufacturers and group purchasing organizations, as well as ownership and investment interests held by physicians and their immediate family members. Since January 2022, applicable manufacturers are also required to report information regarding payments and transfers of value provided to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives;

●	HIPAA, as amended by HITECH, and their respective implementing regulations, which imposes privacy, security, and breach reporting obligations with respect to PHI, upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, and their respective business associates that perform services on their behalf that involve PHI. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make HIPAA compliance as well as civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions; and

●	analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients; state laws that require device companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and local laws that require the licensure of sales representatives; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; data privacy and security laws and regulations in foreign jurisdictions that may be more stringent than those in the United States (such as the EU, which adopted the General Data Protection Regulation, which became effective in May 2018); state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and state laws related to insurance fraud in the case of claims involving private insurers.

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

For example, in March 2010, the Patient Protection and Affordable Care Act (PPACA) was enacted in the United States, which made a number of substantial changes in the way healthcare is financed by both governmental and private insurers. Among other ways in which it may impact our business, the PPACA establishes a new Patient-Centered Outcomes Research Institute to oversee and identify priorities in comparative clinical effectiveness research in an effort to coordinate and develop such research; implements payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians, and other providers to improve the coordination, quality, and efficiency of certain healthcare services through bundled payment models; and expands the eligibility criteria for Medicaid programs.

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

The Biden administration also introduced various measures in 2021 focusing on healthcare and drug pricing, in particular. For example, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the PPACA marketplace, which began on February 15, 2021, and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the PPACA. On the legislative front, the American Rescue Plan Act of 2021 was signed into law on March 11, 2021, which, in relevant part, eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source drugs and innovator multiple source drugs, beginning January 1, 2024. And, on August 16, 2022, the Inflation Reduction Act of 2022 (“IRA”) was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023), and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA also authorizes HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. We cannot yet assess the impact that the IRA will have on the medical-products industry, but it will likely be significant.

There is seemingly constant evolution with regard to healthcare in the United States, and we cannot predict what healthcare programs and regulations may be implemented or changed at the federal and/or state level or the effect of any future legislation or regulation on our business or that of our current or prospective customers, suppliers, and/or the U.S. healthcare industry as a whole.

It is possible that such recent and/or future initiatives could have an adverse effect on our ability to obtain approval and/or successfully commercialize products in the United States in the future. For example, any changes that reduce, or impede the ability to obtain, reimbursement for the type of products we currently market, or may commercialize in the future (as applicable), in the United States would likely have an adverse effect on our business and profitability.

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

We and our licensors try to protect our proprietary position by, among other things, filing U.S., European, and other patent applications related to Deep TMS, as well as inventions and improvements that may be important to the continuing development of Deep TMS. While we generally apply for patents in those countries where we intend to make, have made, use, sell, or import patented products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. In addition, we cannot assure you that any of our future processes or product indications will be patentable or enforceable even if patented;our processes or product indications will not infringe upon the patents of third parties; or we will have the resources to defend against charges of patent infringement or other violation or misappropriation of intellectual property by third parties or to protect our own intellectual property rights against infringement, misappropriation or violation by third parties.

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

However, our business interests may change, or our licensors may disagree with the scope of our license grants. In such cases, litigation could impede our ability to commercialize the technology, or such licensing arrangements may result in the development, manufacturing, marketing, and sale by our licensors of products substantially similar to our products, causing us to face increased competition, which could reduce our market share and significantly harm our business, results of operations and prospects.

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

Our license agreement with Yeda was made within the context of research we commissioned at the Weizmann Institute involving Deep TMS. This agreement provides for in- licensed rights relating to our second and third families of patent applications, which cover additional characteristics of Deep TMS (including several Deep TMS Coils, multi- channel stimulation, and methods of use), as well as in-licensed rights to rotational field TMS, which involves the perpendicular placement of two coils over the head operated with a phase lag which causes a rotating induced electric field that enables stimulation of neurons in various orientations.

These agreements provide us an exclusive (subject to certain standard exceptions and such as described below), worldwide license, with a right to sublicense, subject to the approval of PHS and Yeda, respectively, for the life of the relevant patents (in the case of Yeda, on a per country basis or, until the 15-year anniversary of the first commercial sale (per country) of a product developed on the basis of the agreement, if later) for the development, creation, use, import, offer, and sale of any product or treatment that relates to Deep TMS technology and that is developed on the basis of such patents or (in the case of the agreement with Yeda) such research. These agreements require us, as a condition to the maintenance of our license and other rights, to make milestone and royalty payments and satisfy certain performance obligations, including with respect to manufacturing. If we were to receive a notice of non-compliance under any of these agreements, we would need to either obtain appropriate waivers and/or cure such non- compliance, which may require us to modify our operations.

All of the above-described obligations impose significant financial and logistical burdens upon our ability to carry out our business plan. Furthermore, if we do not meet such obligations in a timely manner, we could lose the rights to our proprietary technology, which would have a material adverse effect on our business, financial condition, and results of operations.

In certain cases, we may rely on our licensors to conduct prosecution, maintenance and/or defense of patents on our behalf. Our ability to ensure that these patents are properly prepared, prosecuted, maintained, enforce or defended is therefore limited, which may adversely affect our licensed intellectual property rights. Any failure by our licensors to properly prepare, prosecute, maintain, enforce, and defend patents or other licensed rights could materially harm our ability to protect our products, thereby materially reducing our potential profits.

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

Our commercial success depends upon our ability, and the ability of any third party with which we may partner, to develop, manufacture, market and sell Deep TMS, and use our patent-protected technologies without infringing the patents of third parties. We face risks that there may be patents issued to third parties that relate to Deep TMS and technology of which we are not aware or that we must challenge to continue our operations as currently contemplated.

The development, manufacture, use, offer for sale, sale or importation of Deep TMS may infringe on the claims of third-party patents or violate other intellectual property rights. The nature of claims contained in unpublished patent filings around the world is unknown to us and it is not possible to know which countries patent holders may choose for the extension of their filings under the Patent Cooperation Treaty, or other mechanisms. For example, because patent applications do not publish for at least 18 months, if at all, and can take many years to issue, there may be currently pending applications unknown to us that may later result in issued patents that Deep TMS would infringe. Therefore, there is a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued. The cost to us of any intellectual property litigation or other infringement proceeding, even if resolved in our favor, could be substantial. Any claims of patent infringement, even those without merit, could be expensive and time consuming to defend; cause us to cease making, licensing or using products that incorporate the challenged intellectual property; require us to redesign, reengineer or rebrand Deep TMS, if feasible; cause us to stop from engaging in normal operations and activities, including developing and new indications for Deep TMS; and divert management’s attention and resources. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation or defense of intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Intellectual property litigation and other proceedings may also absorb significant management time. Consequently, we may not be able to manufacture, use, offer for sale, sell or import our Deep TMS systems in the event of an infringement action.

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

Obtaining and maintaining patent protection depends on compliance with various procedures and other requirements, and our patent protection could be reduced or eliminated in case of non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to the relevant patent agencies in several stages over the lifetime of the patents and /or applications. The relevant patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent application process. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which the failure to comply with the relevant requirements can result in the abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to use our technologies and know-how which could have a material adverse effect on our business, prospects, financial condition and results of operation.

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

Moreover, in recent years Israel has been facing political instability with the rapid changing of its government. Between the years 2018 and 2022, five elections were held for the Israeli Parliament as a result of a failure to constitute a government. In addition, in 2022 a proposed dramatic and controversial legal reform that would drastically change the way that the High Court of Justice would function and shift the balance of power between the Knesset and other government bodies caused significant backlash in Israel, including civil protests and demonstration. Such political instability might deter potential and current foreign investors from investing in Israeli based companies such as BrainsWay.

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

The share price of publicly traded medical device companies has been highly volatile and is likely to remain highly volatile in the future. The market price of the ADSs or Ordinary Shares on either The Nasdaq Global Market, or Nasdaq, or the Tel Aviv Stock Exchange, or TASE, respectively, may fluctuate significantly due to a variety of factors, including but not limited to positive or negative results of testing and clinical trials by us, strategic partners, and competitors; delays in entering into strategic relationships with respect to development and/or commercialization of Deep TMS or entry into strategic relationships on terms that are not deemed to be favorable to us; technological innovations or commercial product introductions by us or competitors; changes in government regulations; developments concerning proprietary rights, including patents and litigation matters; public concern relating to the commercial value or safety of Deep TMS; financing or other corporate transactions; publication of research reports or comments by securities or industry analysts; general market conditions in the medical device industry or in the economy as a whole; or other events and factors, many of which are beyond our control.

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

Our officers, directors, and entities affiliated with certain of our directors beneficially own or control, directly or indirectly, approximately 22.65% of our outstanding Ordinary Shares as of March 15, 2023. Accordingly, these persons are able to significantly influence, though not independently determine, the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors, and the outcome of any proposed merger or consolidation of our company. These interests may not be consistent with those of our other shareholders. In addition, these persons’ significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our Ordinary Shares.

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

However, holders of ADSs will be treated as holders of our Ordinary Shares of for U.S. federal income tax purposes. See the section titled “Taxation” under Item 10.E below.

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

If this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non- exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement, and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

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

As a foreign private issuer whose shares are listed on The Nasdaq Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of The Nasdaq Global Market. Pursuant to the “foreign private issuer exemption” we established a quorum requirement such that the quorum for any meeting of shareholders is two or more shareholders holding at least 331/3% of our voting rights, which complies with Nasdaq requirements; however, if the meeting is adjourned for lack of quorum, the quorum for such adjourned meeting will be two or more shareholders, having any percentage of our voting rights; we also follow Israeli corporate governance practice in lieu of Nasdaq Marketplace Rule 5635(c), which requires shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the shares or assets of another company), and prior to an issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants. By contrast, under the Israeli Companies Law, shareholder approval is required (subject to certain limited exceptions) for, among other things: (a) transactions with directors concerning the terms of their service (including indemnification, exemption, and insurance for their service or for any other position that they may hold at a company); (b) extraordinary transactions with controlling shareholders of publicly held companies; (c) terms of office and employment or other engagement of a controlling shareholder, if any, or such controlling shareholder’s relative; (d) approval of transactions with the company’s Chief Executive Officer with respect to his or her compensation, whether in accordance with the approved compensation policy of the company or not, or transactions with officers of the company not in accordance with the approved compensation policy; (e) approval of the compensation policy of the company for office holders and (f) certain private placements involving the issuance of 20% or more of our total voting rights, or private placements as a result of which a person will become a controlling shareholder of the company. In addition, under the Israeli Companies Law, a merger requires approval of the shareholders of each of the merging companies; and Otherwise, we comply with the rules generally applicable to U.S. domestic companies listed on The Nasdaq Global Market. However, we may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on The Nasdaq Global Market may provide less protection than is accorded to investors of domestic issuers. See “Management—Foreign Private Issuer and Controlled Company Status.”

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

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not “emerging growth companies.” Most of such requirements relate to disclosures that we would only be required to make if we also ceased to be a foreign private issuer in the future, for example, the requirement to hold shareholder advisory votes on executive and severance compensation and executive compensation disclosure requirements for U.S. companies. However, as a foreign private issuer, we could still be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We are exempt from such requirement for as long as we remain an emerging growth company, which may be up to five fiscal years after the date of our initial public offering on Nasdaq in April 2019. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.235 billion; (b) December 31, 2024 (the last day of our fiscal year following the fifth anniversary of the closing of our initial public offering on Nasdaq); (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We may choose to take advantage of some or all of the available exemptions. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find the ADSs less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs, and our share price may be more volatile.

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

We have not made a formal determination as to whether we would be classified as a PFIC for the current taxable year or previous taxable years, and do not plan to make such a determination for subsequent years. Notwithstanding the foregoing, we will likely be treated as a PFIC for the 2022 taxable year. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets), and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. The fair market value of our assets is expected to depend, in part, upon (i) the market price of the ADSs, which is likely to fluctuate, and (ii) the composition of our income and assets, which will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction.

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

Our capital expenditures for the years ended December 31, 2022, 2021, and 2020 were approximately $1.7 million, $2.2 million and $2.5 million, respectively. Our current capital expenditures primarily involve purchase of equipment and system components in both Israel and the United States. Our research and development costs for the years ended December 31, 2022, 2021, and 2020 amounted to $7.7 million, $6.3 million and $5.8 million, respectively. These research and development costs primarily consisted of expenses incurred in connection with the development of our existing and future indication pipeline, and the development of our Deep TMS system. We expect our capital expenditures and research and development costs to remain significant as we continue our research and development efforts and advance our existing and planned clinical pipeline, in the United States and other strategic markets. We anticipate our capital expenditures and research and development costs in 2023 to be financed from our existing cash and cash equivalents, including the proceeds from the follow-on underwritten public offering of ADSs closed on February 25, 2021. For the near future, our investments will mainly remain in the United States and Israel, where our operations and research and development facilities are currently located.

B.	Business Overview

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. We are dedicated to leading through superior science and building on what we believe to be an unparalleled body of clinical evidence. We are the first and only TMS company to obtain from the U.S. Food and Drug Administration (FDA) three cleared indications backed by pivotal studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (MDD) (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder (OCD), and smoking addiction.

We have also received CE Mark for a variety of psychiatric and neurological indications. We are focused on increasing global awareness of and broad access to Deep TMS. Deep TMS uses magnetic pulses to stimulate neurons and consequently modulates the physiological activity of the brain. Our technology can either increase brain activity in neuronal networks which are hypoactive, or alternatively decrease brain activity in neuronal networks which are hyperactive. Our proprietary electromagnetic coils, which we refer to as H-Coils, are designed to safely stimulate deep and broad brain regions, which we believe provides an advantage over other available TMS products, which we refer to collectively as Traditional TMS, that generally use a “figure 8” design. In the United States, we sell our Deep TMS system for the treatment of MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression) and OCD and have recently began marketing our products for the treatment of smoking addictions. We believe that our Deep TMS technology has the potential to be safe and effective for the treatment of a wide range of additional psychiatric, neurological, and addiction disorders. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway or planned.

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

Comorbid anxiety symptoms symptoms are common in patients with major depressive disorder. Between sixty and ninety percent of patients with depression have moderate to severe anxiety. In the United States, an estimated 21.0 million adults experienced at least one major depressive episode in 2020. Considering the rate of comorbidity, we estimate that 12.6 to 18.9 million adults experience moderate to severe anxiety in addition to their primary diagnosis of depression. Common anxiety symptoms include nervousness, feelings of panic, increased heart rate, rapid breathing, sweating, insomnia, trembling, and difficulty focusing or thinking clearly. The economic burden in the United States for major depressive disorder totaled $326 billion per year between 2010 and 2018.

OCD is a common, chronic, and long-lasting disorder in which a person has uncontrollable, reoccurring thoughts (obsessions) and behaviors (compulsions) that he or she feels the urge to repeat over and over in a manner that can interfere with all aspects of life, such as work, school, and personal relationships. Based on data from the NIMH, we estimate that approximately 3.1 million adults in the United States suffer from OCD annually. We believe that approximately half of the patients (1.5 million) that have sought help would be considered treatment-resistant (i.e., not having achieved ≥30% improvement of their symptoms from medications and psychotherapy). Assuming our emerging OCD coverage ultimately reaches target of 90% of adults in the United States covered by private health insurance (as with MDD), and assuming a course of treatment per patient of 29 treatment sessions and a price paid to us per treatment session of $70 (which is our benchmark price per treatment session), we believe our total addressable market opportunity for OCD in the United States is approximately $2.7 billion.

Smoking is one of the leading causes of death in developed countries. The addiction to nicotine, similar to the addiction to drugs and alcohol, involves modulation of the brain reward system and causes uncontrollable desire to smoke. 480,000 U.S. adults die from smoking each year. Cigarette smoking has been found to harm nearly every organ system in the body and is the leading cause of preventable death in the U.S. and of disease burden worldwide (Rostron, BL, Chang CM, Pechacek TF. Estimation of cigarette smoking-attributable morbidity in the United States, JAMA Intern Med. 2014;174(12):1922-1928). According to the Centers for Disease Control and Prevention (CDC), approximately 34 million U.S. adults smoked cigarettes, of which 68% stated they want to quit and 55% actually attempted to quit in 2018. Of those attempting to quit, 5.4 million made a serious attempt to quit (i.e., using medication). Only 15-20% of those making serious attempts to quit via medication were successful, leaving between approximately 4.3 and 4.6 million adults who made serious attempts to quit via medication who were unsuccessful. Reimbursement is not currently available for Deep TMS for smoking addiction, and it is therefore premature to assess the amount of money our customers might be able to collect from potential payors, and willing to pay us, for treatment for this indication. That said, assuming a course of treatment per patient of 18 treatment sessions, and assuming an average price paid to us per treatment session of $50, we believe our total annual addressable market opportunity for smoking addiction in the United States is approximately between $3.9 and $4.1 billion.

Our first commercial H1 Coil Deep TMS product received clearance from the FDA in 2013 for the treatment of MDD in adult patients who have failed to achieve satisfactory improvement from anti-depressant medication in the current episode. Our pivotal trial for MDD demonstrated statistically significant response and remission rates of 38.4% and 32.6%, respectively, in week five of Deep TMS treatment of 20 minutes per session, compared to 21.4% and 14.6%, respectively, after sham treatment. Our Deep TMS system for MDD is currently marketed to and installed at psychiatrists’ offices and other facilities principally in the United States and in certain other countries throughout the world.

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

In August 2021, the FDA cleared an expansion of our existing MDD clearance to include the noninvasive treatment of anxiety symptoms among subjects with MDD, commonly referred to as anxious depression. In support of our application for this labeling expansion, we demonstrated statistically significant results from three randomized controlled trials and open label studies which found favorable outcomes with Deep TMS when compared to sham or medication as a standard of care. The data from the three randomized controlled trials studies of Deep TMS demonstrated effect sizes ranging from 0.34 (when compared to sham) to 0.90 (when compared to medication).

Furthermore, in August 2022, based on a randomized, double-blind, controlled multicenter, non-inferiority study of our H1 and H7 Coils, the Company's MDD clearance, which had previously applied to its H1 Coil, was extended to also apply to its H7 Coil. The Deep TMS H7 Coil had been previously cleared for use in treating obsessive-compulsive disorder since 2018, and with this new clearance it can be marketed for the treatment of MDD (including anxious depression). The FDA’s grant of clearance was based on its review of successful results from a randomized, double-blind, controlled multicenter trial completed by the Company. The study, which included 144 subjects, found overall efficacy rates for the H7 Coil that were comparable to those achieved with BrainsWay’s H1 Coil. With this clearance, there is no need to upgrade or add software to systems currently installed in the field.

Furthermore, following receipt of this clearance, a publication of the study in The Journal of Clinical Investigation (JCI) Insight included a retrospective analysis of the study results which identify preliminary predictors that could help optimize treatment based on individual patients’ attributes. This analysis examined clinician rating scales and EEG data revealing intriguing differences between the patient treatment of the two coils. Categorizing patients according to “clusters” of clinical depressive and anxiety baseline symptoms derived from a subset of the Hamilton Depression Rating Scale (HDRS-21) resulted in two subject groups: One with higher severity of the cluster, which on average responded better to the H1 Coil, and another with lower severity of the cluster, which on average responded better to the H7 Coil. This analysis also showed that brain activity measured during the first treatment session correlated with the clinical outcomes ultimately achieved after the full course of treatment. This finding suggests that specific brain patterns observed in an individual’s response to either coil during the early stages of treatment might be predictive of the longer-term outcome of treatment with that coil.

We were the first medical device company to offer an FDA-authorized noninvasive treatment for OCD, the marketing authorization for which we received in August 2018 as an adjunct therapy for adult patients suffering from OCD. Our pivotal trial for OCD demonstrated statistically significant response and partial response rates of 38.1% and 54.8%, respectively, after six weeks of daily active Deep TMS treatment of 19 minutes per session, compared to 11.1% and 26.7%, respectively, after sham treatment. We remain the only company to have proven clinical efficacy for this indication based on a randomized, double-blind, placebo-controlled, multicenter trial, and our competitors that have since obtained FDA clearance for this indication have done so in part relying on our clinical data.

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

We believe that Deep TMS represents a platform technology with the potential to treat a variety of other psychiatric, neurological and addiction disorders. We are planning clinical trials in other areas, including neurological and/or addiction disorders.

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

We estimate that over 90% of the total private insurer adult covered lives in the United States have coverage for reimbursement of MDD treatment with Deep TMS. In addition, our MDD treatment (including for reduction of anxiety symptoms, commonly referred to as anxious depression) with Deep TMS is eligible for reimbursement from Medicare. Deep TMS treatment for MDD reimbursement coverage is generally available after between one and four failed (inadequate response or intolerable) trials of anti-depressant medications. However, there is an increasing trend to reduce the number of prior failed medication treatments required to qualify for coverage and thus to place Deep TMS for MDD earlier within the continuum of care. We are actively engaged in efforts to work with payors to facilitate a continuation of this trend.

In 2021, for the first time, several payors issued policies and coverage determinations allowing for reimbursement coverage applicable to Deep TMS for OCD, with over 90 million covered lives in the U.S. eligible for coverage as of March 2023. Positive coverage decisions for Deep TMS for OCD have been issued by Centene Corporation (with 26 million covered lives), Health Care Service Corporation (HCSC) (with 17 million covered lives), TriCare (with 9.6 million covered lives), Cigna Corporation (with 17 million covered lives), Highmark (with 6.8 million covered lives), Premera (with 2.6 million covered lives) and LifeWise (with 2.2 million covered lives). Additionally, one of the seven Medicare Administrative Contractors (MACs) in the US, Palmetto GBA, has published its final Local Coverage Determination (LCD) in 2022 extending coverage applicable to Deep TMS treatment for OCD. While the criteria for Deep TMS for OCD coverage varies with each payor, generally, coverage requires the failure of between two and four medication trials before qualifying for reimbursement. We are actively engaged in efforts to facilitate increased coverage for OCD treatment by more payors, including both commercial and governmental.

Reimbursement is not yet available for Deep TMS for smoking addiction; however, we are actively communicating our FDA clearance and evidence outcomes to payors for future coverage consideration as our evidence and commercialization efforts for that indication progress, based on the novelty of the technology, unmet clinical need, and the efficacy and safety profile of the treatment.

In Israel, in June 2022, for the first time the Israeli Ministry of Health has approved coverage applicable to our Deep TMS system for the treatment of depression. The inclusion of the treatment within Israel’s health basket of essential medical services means that the country’s health funds must now make the treatment available to qualifying patients free of charge. Qualifying patients include adults over the age of 21 with depression who either have not responded to two prior antidepressants or are intolerant to other treatment alternatives. Coverage may be provided for up to 40 treatment sessions, which are to be administered in hospitals. Moreover, in Australia, in November 2021, for the first time, coverage applicable to Deep TMS for MDD was granted for adults over the age of 18. Coverage in Australia is available for 35 treatment sessions.

The United States is our primary and most strategic market, representing approximately 75%,88%, and 88% of our revenues for the years ended December 31, 2022, 2021 and 2020, respectively. We operate in the United States through our wholly owned subsidiary, BrainsWay USA Inc, as a direct marketing and sales channel, where we currently have existing sales, marketing, and support infrastructure. We generate revenue from various flexible pricing models that are designed to maximize market penetration. For the year ended December 31, 2022, we generated revenues in the United States of $20.3 million, a decrease of 22.2% as compared to $26.1 million for the year ended December 31, 2021.

On a consolidated basis, we generated revenue from leasing, one of our two categories of activity of $11.0 million, $13.5 million and $13.6 million for the years ended December 31, 2022, 2021 and 2020, respectively. Our revenue from sales, our other category of activity, of $16.2 million, $16.2 million and $8.5 million for the years ended December 31, 2022, 2021 and 2020, respectively.

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

We have developed a number of H-Coils with differing configurations, building upon our technology with important changes for each coil. For different regions of the brain which are known to be associated with specific brain disorders, we offer different H-Coils that are designed to influence the neurological networks of those regions. For example, we have two H-Coils, targeting different brain regions, that may be used for MDD (including anxious depression), one H-Coil used for OCD, and one H-Coil used for smoking addiction. Some of our H-Coils are also able to treat more than one indication. The H-Coils transmit pulses which are generated by a power supply, known as a stimulator. We developed our own proprietary stimulator that is more advanced than our previously used third-party stimulator and improves our approved Deep TMS systems through its user-friendly software interface and other features. We expanded our FDA clearances in MDD, OCD, and smoking addiction, which had previously applied to our older model systems with third-party stimulators, to also include current systems which incorporate our proprietary stimulator. In addition, we are currently developing a next generation multichannel stimulator allowing for simultaneous modulation of different areas of the brain with independent stimulation parameters. The multichannel device will include patented rotational field TMS, where two coils perpendicular to each other are connected to two channels and operated with a phase delay, thus inducing a rotating electric field in the brain. This enables stimulation of neurons in various orientations, in contrast to currently available TMS devices which stimulate only neurons parallel to the induced field. The next generation multichannel device will potentially enable more flexible and effective treatment of various brain disorders, which we believe would make our Deep TMS systems even more attractive to clinicians, researchers and patients. We believe such a system would be well-positioned for use in neurology indications.

Our Deep TMS system is comprised of the various key components, as illustrated below. Each system can accommodate two helmets, and a third helmet can be incorporated using a separate auxiliary stand.

●	Helmet, including proprietary H-Coil

●	Stimulator, which provides the power supply and source of the Deep TMS electromagnetic field

●	Graphic User Interface (GUI)

●	One or More Arm(s)/Positioning Device(s)

●	Cooling System

●	Movable Medical Cart

H7-Coil
Touchscreen
User Interface
H1-Coil
H4-Coil
BrainsWay
Hose Streaming
Cool Air to the Helmet
Stimulator and
Cooling System
Moveable Cart

We believe our Deep TMS platform has many advantages relative to other TMS systems. Our H-Coil is a flexible device encased in a helmet that fits securely around the patient’s head. This, together with the proprietary structure of our H-Coil, means that a much larger surface area of the head is in contact with the H-Coil than would be in contact with a figure 8-style coil. Furthermore, if the patient moves his or her head, the helmet—and thus the H-Coil—moves along with it, eliminating the need for features which prevent the patient from moving his or her head during therapy. In contrast, all other currently available TMS products, which we refer to as Traditional TMS, generally utilize a variation of a figure 8 coil that is placed adjacent to the scalp of the patient and needs to be specifically positioned and attached to the head in order to deliver focal stimulation of the desired area of the brain. Whereas some figure 8 coils are handheld by the operator, others are attached to an apparatus designed to minimize the ability of the patient to move the head away from the relevant portion of the coil during therapy, which would prevent the patient from achieving the required stimulation. These features either alert the operator in the event of a shift of the patient’s head away from the coil, or actually fasten the coil next to the patient’s head. In either case, only a small surface area on the patient’s head is likely to come into contact with the figure 8 coil. Traditional TMS is limited to stimulating relatively narrower and shallower areas of the brain, and the manual positioning of the figure 8 coil in Traditional TMS may cause inaccuracies in the region treated. Studies suggest that the figure 8 coil misses the target in a substantial number of patients.

A course of treatment for MDD typically requires 20 treatment sessions five times a week over a period of four weeks, and thereafter up to 24 additional maintenance- continuation sessions twice weekly over a period of up to 12 weeks. The standard Deep TMS treatment protocol for OCD requires 29 treatment sessions over six weeks. The clearance for this indication is categorized as an adjunct therapy, which means that it should be administered in conjunction with other first-line therapies and/or medications, as determined in the independent medical judgment of the treating healthcare professional on a case-by-case basis. A course of treatment for smoking addiction typically requires 18 treatment sessions, comprised of treatment five times a week over a period of three weeks, followed by treatment once per week for an additional three weeks. A standard MDD, OCD or smoking addiction session lasts 20, 19 and 18 minutes, respectively. For Deep TMS for MDD, the FDA also recently cleared a 3 minute “Theta Burst” treatment protocol. The protocols for OCD and smoking addiction also require a short provocation procedure (i.e., triggering of OCD or smoking symptoms, as relevant), to ensure that Deep TMS is calibrated to treat the particular needs of the patient, which is then followed by a Deep TMS session. The treatments are typically office-based procedures performed in private clinics, hospitals, universities, and other medical centers. As with Traditional TMS, Deep TMS is contraindicated for patients with metallic objects or implanted stimulator devices in or near the head, including cochlear implants, deep brain stimulators, other implanted electrodes or stimulators, aneurysm clips or coils, stents, bullet fragments, jewelry, and hair barrettes. During treatment, the patient must use earplugs to reduce exposure to the loud sounds produced by the device.

We believe that Deep TMS has additional advantages over Traditional TMS because it is capable of stimulating deeper and broader areas of the brain. Studies have shown that while Traditional TMS devices create an electromagnetic field estimated to penetrate the cortical surface of the brain up to depths in the range of 0.7 centimeters to 1.0 centimeters, Deep TMS creates a magnetic field with a slower and more gradual deterioration that reaches depths of approximately 1.5 to 2 centimeters for BrainsWay’s H-Coils. Studies have also shown that BrainsWay’s H1 Coil has the capacity for total stimulated brain volume of 17 cm3 compared to 3 cm3 for the figure 8 coil used in Traditional TMS. We believe this deeper and broader penetration of Deep TMS provides an advantage over Traditional TMS because of its potential to address a wider variety of brain disorders, and for a given disorder, to stimulate more relevant brain structures.

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

Competitive Strengths

●	Deep TMS technology has advantages over Traditional TMS

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

●	We have obtained FDA marketing authorizations of Deep TMS for MDD (including anxious depression), OCD, and smoking addiction

We are the only manufacturer of a TMS device to have been cleared by the FDA for three indications based on clinically proven efficacy which was demonstrated in pivotal studies conducted on the device: MDD, for which our H1 Coil device was cleared by the FDA in 2013, (and which clearance was expanded in August 2021 to include reduction of comorbid anxiety symptoms, or anxious depression) and for which our H7 Coil received 510(k) clearance from the FDA in August 2022; OCD, for which our device was classified by FDA as a Class II device in a de novo classification in August 2018; and smoking addiction, for which our device was cleared for short term treatment in August 2020. For MDD (including anxious depression), we are one of only two TMS companies that have performed clinical studies supporting an FDA clearance. For OCD, we are the only company to have received such clearance based on clinical data from a pivotal study on the device. We remain the only company to have proven clinical efficacy for OCD based on a randomized, double-blind, placebo-controlled, multicenter trial, while other competitors that have since obtained FDA clearance for this indication, have done so in part relying on our clinical data. For smoking addiction, and indeed addictions generally, we are the first and only TMS company to have received FDA clearance.

●	Our clinical data supports the efficacy and safety of Deep TMS

We believe that our clinical data supports the efficacy and safety of Deep TMS, which could accelerate its market acceptance by clinicians. Our pivotal trial for MDD demonstrated statistically significant response and remission rates of 38.4% and 32.6%, respectively, in week five of Deep TMS treatment of 20 minutes per session, compared to 21.4% and 14.6%, respectively, after sham treatment. Our pivotal trial for OCD demonstrated statistically significant response and partial response rates of 38.1% and 54.8%, respectively, after six weeks of daily active Deep TMS treatment of 19 minutes per session, compared to 11.1% and 26.7%, respectively, after sham treatment. Post-marketing data on Deep TMS for OCD published in 2021 found that 58.4% of those who completed 29 sessions achieved response, and 73% of patients, including those who did and did not complete the full course of therapy, demonstrated response at least once prior to the conclusion of treatment. Our pivotal trial for smoking addiction demonstrated a statistically significant difference in reaching the Continuous Quit Rate (CQR), defined as 4 weeks of continuous abstinence from smoking at any point during the study. Among the 168 participants in the study who completed three weeks of Deep TMS or sham treatment, plus the mandatory additional three weeks of follow-up (reaching the six-week endpoint), the CQR was 28.4% in the treatment group, compared to 11.7% in the sham group (p=0.007). Overall, Deep TMS treatment was safe and well-tolerated by patients in these trials.

With respect to our MDD labeling expansion which now includes anxious depression, data from 573 patients who had undergone Deep TMS treatment in 11 studies, including both randomized controlled trials (RCT) and open-label studies, which was submitted by us in support of our application to the FDA, demonstrated a treatment effect that was consistent, robust, and clinically meaningful for decreasing anxiety symptoms in adult patients suffering from major depressive disorder. An analysis of our data found favorable outcomes with Deep TMS when compared to sham or medication as standard of care. For example, using the Cohen’s d statistical method, data from the 3 randomized studies of Deep TMS demonstrated effect sizes ranging from 0.34 (when compared to sham) to 0.90 (when compared to medication). As a reference, published articles from approximately 16,000 subjects in over 70 studies of drug-based anxiety treatments – including studies of standard-of-care medications frequently prescribed for patients suffering from anxious depression and general anxiety disorder – report effect sizes ranging from 0.2 – 0.37.

●	We have a commercial track record for MDD and OCD

●	We have an established commercial footprint in the United States for Deep TMS for MDD, including our own sales, marketing, and support employees. We estimate that over 90% of total private insurer covered lives in the United States have coverage for reimbursement of MDD treatment with Deep TMS. In addition, our MDD treatment with Deep TMS is eligible for reimbursement from all Medicare Administrative Contractors (MACs), and our OCD treatment is currently covered by one of the seven MACs. We are also currently selling Deep TMS for MDD in Canada, Europe, Asia, India, Israel, the United Arab Emirates, Australia, and certain other countries. We received reimbursement coverage applicable to Deep TMS in Australia in November 2021 and in Israel in June 2022. We are also increasing our commercialization efforts for Deep TMS for OCD. Our installed base of Deep TMS systems for MDD facilitates faster expansion into OCD because clinicians who already have a Deep TMS system only need to lease or purchase an add-on arm and helmet to the existing system. In 2021, for the first time, several payors issued policies and coverage determinations allowing for reimbursement coverage applicable to Deep TMS for OCD, with over 90 million covered lives in the U.S. eligible for coverage as of March 2023. Positive coverage decisions for Deep TMS for OCD have been issued by Centene Corporation (with 26 million covered lives), Health Care Service Corporation (HCSC) (with 17 million covered lives), TriCare (with 9.6 million covered lives), Cigna Corporation (with 17 million covered lives), Highmark (with 6.8 million covered lives), Premera (with 2.6 million covered lives) and LifeWise (with 2.2 million covered lives). Additionally, one of the seven Medicare Administrative Contractors (MACs) in the US, Palmetto GBA, published a final Local Coverage Determination (LCD) in 2022 extending coverage applicable to Deep TMS for OCD. While the criteria for this emerging Deep TMS for OCD coverage varies with each payor, generally, coverage requires the failure of between two and four medication trials before qualifying for reimbursement. We are actively engaged in efforts to facilitate increased coverage for OCD treatment by more payors, including both commercial and governmental. After the receipt of FDA clearance for our Deep TMS product for smoking addiction, we initiated a clinical data collection effort to facilitate a long term commercial plan for this product.

●	Our flexible pricing models are designed to achieve market penetration

We market our products utilizing two basic pricing models: (i) a fixed-fee lease model enabling unlimited use; and (ii) a sales or purchase model. We also offer and/or are considering offering a pay per use model to certain customers in certain territories. Warranty and support are either included (in varying degrees and for varying periods) or may be purchased as part of all pricing models. Additional potential revenues may be derived from extended warranty fees paid for the system for service coverage beyond the standard included warranty period, and from variable or usage fees based on the number of treatments performed with the system. We are also able to leverage our platform technology, which includes the ability to treat multiple indications using different H-coil helmets, to facilitate transactions utilizing combined pricing models often involving a single system with one or more add-on helmets. We believe that our different pricing models offer flexibility and allow for increased market acceptance among clinics and psychiatric professionals. Based on our commercial data, and depending on insurer reimbursement rates, we believe our psychiatrist customers for MDD systems can generate up to approximately $10,000 of gross revenues per patient, and in some cases more, for a course of treatment using our system. While OCD coverage is still emerging, we believe that our customers can generate up to approximately $8,800 of gross revenues per OCD patient.

●	Deep TMS has potential application to a range of psychiatric, neurological, and addiction disorders

Our clinical studies, including various feasibility studies, suggest that our Deep TMS system has the potential to serve as a platform technology that can address a potentially wide variety of other psychiatric, neurological, and addiction disorders by using the appropriate H-Coil structure for different targeted brain regions. We are the first and only TMS company to obtain from the U.S. Food and Drug Administration (FDA) three cleared indications backed by pivotal studies demonstrating clinically proven efficacy. Current indications include MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder (OCD), and smoking addiction. Moreover, in August 2021, we received 510(k) clearance from the FDA expanding our MDD indication to also include treatment of depressed patients for the reduction of comorbid anxiety symptoms (commonly referred to as anxious depression). In 2021 we also received a clearance for a shortened three-minute depression protocol and a labeling expansion for anxious depression through subsequent 510(k) clearances. In 2022, the FDA extended the clearance of our H7 Coil to include the treatment of MDD (including anxious depression). Our shortened three-minute depression protocol, however, continues only to apply for our H1 Coil.

Beyond our existing indications, we are also considering further clinical trials in other neurological and/or addiction areas.

Our Strategy

We are currently focused on expanding the commercialization of Deep TMS with respect to MDD, OCD and smoking addiction. In September 2021, we received a 510(k) clearance from the FDA for expansion of our Deep TMS MDD treatment also to include treatment for reduction of anxiety symptoms, commonly referred to as anxious depression. In August 2022, we received FDA-clearance for treating anxious depression with our H7 Coil, which had been previously cleared for treating OCD. In addition, we are actively engaged in research for other potential applications for Deep TMS for patients suffering from neurological conditions and addictions. For each potential indication, we assess and evaluate our technology’s efficacy, safety, patent status, market potential, and development and regulatory pathways. Our systematic approach to evaluating and developing applications for Deep TMS allows us to continually build upon our clinical pipeline, and advance those applications with the greatest clinical effect and revenue potential. We also plan to advance other technological innovations in the neuromodulation space for the improvement of our products. For example, we are currently developing a multichannel stimulator allowing for simultaneous modulation of different areas of the brain (including patented rotational field technology enabling stimulation of neurons in various orientations), as well as pursuing personalized treatment solutions allowing for providers to customize ideal treatment approaches for each patient.

Specific elements of our strategy include the following:

●	Increase the full-scale commercialization of Deep TMS for MDD, OCD and smoking addiction

We are continuing to scale up our commercialization of Deep TMS for MDD as we seek to further penetrate the MDD market, including since September 2021 FDA- cleared treatment to anxious depression and the August 2022 cleared H7 Coil for such treatment. We continue to focus our principal commercial activity on the U.S. market in light of the market size and wide range of insurance coverage. In addition, we continue our full-scale commercialization of Deep TMS for OCD, which is first noninvasive medical device FDA-authorized for the treatment of OCD, with reimbursement coverage for this indication obtained during 2021 and 2022 from payors covering over 90 million covered lives in the United States, including by a Medicare Administrative Contractor (MAC) which recently issued a final Local Coverage Determination (LCD) approving coverage applicable to our Deep TMS for OCD. After the receipt of FDA clearance for our products for smoking addiction, the Company initiated a clinical data collection effort to facilitate and support the long term viability of the commercial plan for this product.

●	Pursue additional indications and technological innovations for Deep TMS

We are considering expanding the application to other areas as well including - neurological and/or addiction disorders. We intend to progress these plans ourselves and through our relationships with third-party researchers and clinical institutions in conducting clinical trials for additional psychiatric, neurological, and addiction disorders. With this approach, we address psychiatric, neurological, and addiction disorders that we believe present some of the most promising market opportunities for Deep TMS.

●	Expand reimbursement coverage for Deep TMS for OCD, smoking addiction and other approved indications in the future

A key prerequisite to the successful market acceptance of Deep TMS is securing sufficient insurance/third-party payor coverage. The scope and level of coverage are also key factors in our ability to penetrate the market and to expand further use of our Deep TMS system by healthcare providers and facilities for the benefit of the larger patient population. Our MDD treatment with Deep TMS is widely eligible for reimbursement, including from Medicare, subject to the satisfaction of certain clinical criteria. We aim to achieve similar levels of reimbursement for Deep TMS for OCD. We also aim to secure coverage in various jurisdictions outside of the United States, for example in 2021 and in 2022, favorable coverage decisions applicable to TMS for MDD were issued in Australia and Israel, respectively. The Company has also begun efforts to obtain reimbursement for smoking addiction, which we believe will be a key factor in the long term success of this indication.

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

●	Increase our international commercial footprint

We are working to expand our existing commercial footprint in Europe, Asia, Latin America, Australia, and Israel, and pursue commercialization in additional markets. We currently have exclusive distribution agreements in various territories, including, notably, Japan, South Korea, Taiwan, Thailand, the Philippines, and the United Arab Emirates. In Israel, we directly distribute to our customers.

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

In people with MDD, the complex system of neuronal communication does not function properly. One of the most important discoveries in neuroscience has been the recognition that improper regulation of one or more of the three major neurotransmitters, serotonin, norepinephrine, and dopamine, plays a key role in a patient’s depression. This understanding has guided psychiatric drug development and the treatment of depression for more than three decades by placing a major focus on targeting chemically- based mechanisms. The relatively recent introduction of TMS as a targeted, circuit-based treatment option has reintroduced the importance of electrical mechanisms in restoring proper function to neuronal pathways to treat depression.

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

A significant systematic review of the existing evidence linking serotonin levels to depression was published in Nature in July of 2022. The review concluded that "[t]he main areas of serotonin research provide no consistent evidence of there being an association between serotonin and depression, and no support for the hypothesis that depression is caused by lowered serotonin activity or concentrations." The review, however, did not refute the body of evidence showing that randomized clinical trials (RCTs) comparing SSRIs to placebo have consistently demonstrated statistical significance in reducing depression. As such, there has not been an appreciable change in prescribing patterns. Thus, SSRIs are effective for some patients in treating depression, but there is a gap in understanding as to why.

Drug side effects play a decisive role in treatment selection and modification, as each class of drugs is associated with a host of side effects, some more severe or more common than others. The most common side effects include gastrointestinal symptoms, sedation, insomnia, weight changes, sexual dysfunction, nervousness, sleep disruption, nausea, headaches, and cardiovascular or neurological effects. Side effects may also cause patients not to adhere to the treatment or to abandon it. On initiation of anti-depressant pharmacotherapy, close monitoring for response to treatment and development of side effects is essential. Recently, in August 2022, the FDA has approved AUVELITY (dextromethorphan HBr -bupropion HCl) extended-release tablets for the treatment of major depressive disorder (MDD) in adults. AUVELITY is the first and only oral N-methyl D-aspartate (NMDA) receptor antagonist approved for the treatment of MDD.

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

Side effects are one of the most commonly cited reasons for patients terminating the use of anti-depressants. The most troubling side effects resulting from long-term antidepressant use are insomnia, weight gain, gastrointestinal issues, and sexual dysfunction. In addition, correlation was discovered between consumption of SSRI medications and actualization of suicidal thoughts in youth, and some SSRI group medicines require strict diets and medical supervision. The most common side effects of the recently approved NMDA treatment include dizziness, headache, diarrhea, somnolence, dry mouth, sexual dysfunction, and hyperhidrosis.

TMS has been used as an antidepressant therapy since 2008. Currently, TMS for MDD is generally recommended for treatment-resistant MDD patients. Until recently payors typically required that patients fail multiple antidepressant medications prior to receiving TMS; however, there has been a trend which continued over the past year to reduce the number of required failures to one or two medication failures before qualifying for TMS. Based on research showing that TMS is effective in treating depressive symptoms in patients earlier within the continuum of care, many payors have now reduced the number of prior failed medication trials needed to qualify for Deep TMS for MDD. Specifically, about 90 million covered lives in the US with commercial coverage now qualify for Deep TMS for MDD after two to three failed medication trials, and approximately 42 million lives in the US with Medicare reimbursement coverage qualify after just one to two failed medication trials. For many patients, the side effects associated with pharmacological treatments for depression are a primary reason underlying low compliance and, subsequently, low efficacy of treatment. For TMS, however, no significant side effects have been observed, other than mild headaches for a short period of up to a few hours after the treatment, and rare instances of short seizures. The few side effects associated with TMS treatment is considered one of its main advantages. The most common side effect of Deep TMS treatment is short-lasting mild pain or discomfort around the site of coil application. This side effect usually only lasts during the first week of treatment. Other adverse reaction reactions such as jaw and face pain, muscle pain, spasm or twitching, and neck pain were reported as mild or moderate and were also resolved shortly after treatment, as well as seizures in certain patients. The less severe side effects associated with Deep TMS make it an attractive option for patients.

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

Based on these results, we filed a 510(k) application to the FDA for Deep TMS using BrainsWay’s H1 Coil. In 2013, the FDA cleared Deep TMS for the treatment of MDD in adult patients who have failed to achieve satisfactory improvement from previous anti-depressant medication treatment in the current episode.

(a)	Trial Design

This randomized, double-blind, placebo-controlled, multicenter trial investigated the efficacy and safety of Deep TMS in 212 treatment-resistant adult MDD patients. Enrolled subjects were randomized in a 1:1 ratio to undergo either monotherapy with active Deep TMS or with a sham. For active Deep TMS treatment, BrainsWay’s H-Coils was used at 120% stimulation intensity and a frequency of 18 Hz.

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

Use of H7 Coil for treatment of MDD

Our randomized, double-blind, controlled multicenter, non-inferiority study of our H1 and H7 Coils trial, which included 144 subjects, found overall efficacy rates for the H7 Coil which were comparable to those achieved with our H1 Coil. Based on this trial, the Company's MDD clearance, which had previously applied to its H1 Coil, was extended by the FDA to also apply to its H7 Coil, which until this clearance were used only for treatment of OCD.

Furthermore, following receipt of this clearance, a publication of the study in The Journal of Clinical Investigation (JCI) Insight included a retrospective analysis of the study results which identify preliminary predictors that could help optimize treatment based on individual patients’ attributes. This analysis examined clinician rating scales and EEG data revealing intriguing differences between the patient treatment of the two coils. Categorizing patients according to “clusters” of clinical depressive and anxiety baseline symptoms derived from a subset of the Hamilton Depression Rating Scale (HDRS-21) resulted in two subject groups: One with higher severity of the cluster, which on average responded better to the H1 Coil, and another with lower severity of the cluster, which on average responded better to the H7 Coil. This analysis also showed that brain activity measured during the first treatment session correlated with the clinical outcomes ultimately achieved after the full course of treatment. This finding suggests that specific brain patterns observed in an individual’s response to either coil during the early stages of treatment might be predictive of the longer-term outcome of treatment with that coil.

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

In 2021, for the first time, several payors issued policies and coverage determinations allowing for reimbursement coverage applicable to Deep TMS for OCD. While the criteria for this emerging Deep TMS coverage varies with each payor, generally, coverage requires the failure of between two and four medication trials before qualifying for reimbursement.

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

A study published in November 2021 in the Brain Stimulation journal demonstrates the durability of Deep TMS for OCD and the significant reduction in functional disability experienced by those who have undergone our therapy for this disorder. To evaluate durability, clinical sites from our pivotal trial, as well as other clinical sites contributing post-marketing data, conducted follow up assessments with patients that had met response criteria following treatment with our H1 Coil. Durability was defined as the elapsed time from the end of the Deep TMS treatment course until there was a change in ongoing treatment. Data revealed that of the 60 subjects evaluated from seven clinical sites, 52 demonstrated durability of one year or more (86.7%), 26 of which showed two or more years of durability. The data also showed that patients exhibited a significant reduction in disability, with self-reported unproductive days per week dropping from 5.5 days (±0.4) to 1.8 days (±0.4), and self-reported lost days per week dropping from 1.9 (±0.6) to 0.3 days (±0.2).

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

Market Information

The global nicotine replacement therapy (NRT) market was estimated at $2.6 billion in 2019, and this market value is anticipated to increase as a result of the increasing incidence of chronic, smoking-related diseases. Chantix (Varenicline), the leading smoking cessation pharmaceutical from Pfizer, had sales of $1.1 billion worldwide in 2019, $899 million from the United States. Considering the U.S. market, there are 34 million cigarette smokers. Each year, 55% attempt to quit smoking (81% of which are motivated to quit). Only 29% of adult smokers that attempt to quit report using medication (e.g. NRT, Varenicline, Buproprion), and less than 10% of smokers quit within a given year with varied long-term success.

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

The Overall 4-week continuous quit rate (CQR) is shown in the figure below for the active Deep TMS and sham groups, within the ITT-E and completers (CO) cohorts.

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

The numbers of cigarettes per week, from baseline to the 6-week time-point, are shown in the figure below for the two groups. As can be seen, the difference between the Deep TMS and sham group is significant starting from week 2.

Figure 7. Number of Cigarettes Smoked for Deep TMS and Sham Treatment Groups

Sales and Marketing United States

The United States is our primary and most strategic market, representing approximately 75% of our revenues for the year ended December 31, 2022. We operate in the United States through our wholly owned subsidiary, BrainsWay USA Inc., as a direct marketing and sales channel, engaging in the marketing, sales, support, and logistics independently in the United States. As of December 31, 2022, we had 65 U.S. employees, including 55 sales, marketing and service/operations employees, 7 general and administrative employees, and 3 medical affairs employees.

In the United States, we sell or lease Deep TMS systems by one of the following two methods: (i) a fixed-fee lease model in which the Deep TMS system is leased to a customer for a fixed annual fee, generally with a term of between 48 to 60 months, for unlimited use; and (ii) a sales or purchase model in which the Deep TMS system is sold to the customer for a fixed purchase price. sales or purchase model. We also utilize and/or are planning to utilize other commercial models, including those based on a pay per use model, with certain customers in certain territories. Additional potential revenues may be derived from extended warranty fees paid for the system for service coverage beyond the standard included warranty period, and from variable or usage fees based on the number of treatments performed with the system. We are also able to leverage our platform technology, which includes the ability to treat multiple indications using different H-Coil helmets, to facilitate transactions utilizing combined pricing models often involving a single system with one or more add-on helmets. These flexible offerings are designed to facilitate market penetration by addressing the differing clinical needs and risk tolerance among our customer base.

As of December 31, 2022, approximately 46% of our global Deep TMS systems installed base for MDD utilized the fixed-fee lease model, and approximately 54% utilized the sales model. We generally commercialize Deep TMS for OCD utilizing a leasing or purchase model, and often as part of a combined offering with our MDD system.

Following our receipt of FDA clearance for smoking addiction, we completed controlled and limited market releases of our system for this indication, and are currently in the process of a clinical data collection effort to facilitate a long term commercial plan for this product.

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

Outside of the United States

Approximately 25%, 12% and 13% of our revenues for the fiscal years ended December 31, 2022, 2021 and 2020, respectively, were generated outside of the United States. A significant part of our sales outside the United States are made indirectly with local distributors and agents. Most of our sales outside the United States are made only via the purchase model, although we lease some of our Deep TMS systems in France and Israel. Our primary focus is on selling to hospitals, medical centers and clinics dealing with the treatment of psychiatric neurological and addiction illnesses and disorders.

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

Our Clinical Pipeline

Set forth below is a table presenting the status of our currently planned clinical pipeline:

Additional Potential Deep TMS Applications

Our primary focus for additional potential applications for Deep TMS include neurological and/or addiction disorders. For instance, we announced pilot study results from a randomized, placebo-controlled, double-blind study on the safety and efficacy of Deep TMS in reducing alcohol consumption and craving in adults with Alcohol Use Disorder (AUD). Analyzing data from 46 subjects, the study demonstrated that subjects in the active group had an average of 2.9% heavy drinking days (defined as a day on which four or more drinks were consumed for women, or five or more drinks for men) compared to 10.6% heavy drinking days in the sham group.

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

Competition

The industry for the treatment of mental health diseases, disorders, and other conditions is intensely competitive. Our currently marketed Deep TMS System is, and any future indications we develop and commercialize will be, subject to intense competition. Our Deep TMS system for MDD competes with existing antidepressant drugs, other TMS therapies and to a lesser degree, more invasive treatments such as ECT, VNS, and DBS. Our Deep TMS system for OCD also competes with existing medications and other available treatments. The industry in which we operate is subject to rapid change and is highly sensitive to the introduction of new products or other market activities of current or new industry participants. Certain competitors may be larger and have greater resources than us, and may develop treatment options that receive faster regulatory approvals and/or are more rapidly adopted by clinicians and patients. Our competitors compete with us on the basis of efficacy and safety, regulatory approvals, price and availability of reimbursement from third-party payors, ease of use/administration of the treatment option, reputation, and market trends. Key competitive factors affecting the commercial success Deep TMS System are likely to be efficacy, safety and tolerability, reliability, convenience and time frame of administration, market acceptance of our products relative to alternative treatments, and reimbursement.

Competitors that sell other forms of TMS therapy for MDD include Neuronetics, MagVenture, Magstim, MAG & More, Cloud TMS, and Nexstim, that compete directly with us. Their systems are typically based on traditional TMS utilizing a figure-8 coil and are generally FDA-cleared for MDD only, although MagVenture has a non-clinical trials- based FDA clearance for OCD. By contrast, our unique Deep TMS H-Coils are designed to address a number of different brain disorders. Several competitors have obtained 510(k) clearance for their TMS device for an OCD indication, using our de novo classification as a predicate device in their submission, and others may follow suit. We remain the only company to have proven clinical efficacy for this indication based on a randomized, double-blind, placebo-controlled, multicenter trial, while other competitors that have since obtained FDA clearance for this indication, have done so in part relying on our clinical data. BrainsWay remains the only company currently with marketing authorizations for MDD, OCD, and the treatment of smoking addiction.

We also face competition from pharmaceutical and other companies that develop competitive products, such as antidepressant medications (including but not limited to a nasal spray utilizing the drug esketamine approved by the FDA for use in conjunction with an oral antidepressant), with certain competitive advantages such as widespread market acceptance, ease of patient use and well-established reimbursement. We may also face competition from the SAINT™ Neuromodulation System, a brain stimulation technology for treatment of neuropsychiatric disorders, which received an FDA clearance for the treatment of MDD in adults who have failed to achieve satisfactory improvement from prior antidepressant medications in the current episode. In addition, we may face competition from ketamine, which is used as an anesthetic to treat a variety of brain disorders. Currently in clinical trials, there are a number of psychedelics including lysergic acid diethyamide (LSD), psilosybin, DMT, and methylendioxymethamphetatmine (MDMA) showing early promise in the treatment of mental health conditions like depression and PTSD. Our commercial opportunity could be reduced or eliminated if these competitors develop and commercialize antidepressant medications or other treatments that are safer or more effective than Deep TMS. At any time, these and other potential market entrants may develop treatment alternatives that may render our products uncompetitive or less competitive. In addition, we could face competition by the recently approved AUVELITY (dextromethorphan HBr -bupropion HCl) extended-release tablets for the treatment of major depressive disorder (MDD) in adults, which are the first and only oral N-methyl D-aspartate (NMDA) receptor antagonist approved for the treatment of MDD.

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

Intellectual Property

See “Item 5. Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses.”

Government Grants

As of December 31, 2022, we have received grants from the IIA in an aggregate amount of approximately $13.4 million. We are currently required to pay 3% royalties of sales of our Deep TMS products, which payment obligations do not currently exceed the amount of the grant received (in U.S. dollars), plus interest at an annual rate equal to the LIBOR rate. As of December 31, 2022, we have paid royalties to the IIA in an aggregate amount of approximately $4.4 million (including amounts in respect of accrued interest), with remaining outstanding royalties of up to $11.6 million.

In addition, we received from MAGNET approvals for grants in an aggregate amount of NIS 8.2 million (approximately $2.3 million based on the NIS to USD exchange rate as of December 31, 2022). There is no requirement to repay the grants or pay royalties thereon.

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

We rely on suppliers for most of the components used in manufacturing Deep TMS, including the computer controlling the stimulator, the helmet, and the arm of the helmet. In addition, we rely on the outsourcing company utilized for the manufacture of our newer systems, including our proprietary stimulator and various other components. We manage our arrangements with our third-party manufacturers and suppliers to adjust delivery schedules and quantities of components to match our changing manufacturing requirements. We forecast our component needs based on historical trends, current utilization patterns, and sales forecasts of future demand. We establish our relationships with our third-party manufacturers and suppliers through supplier contracts and purchase orders. In most cases, these supplier relationships may be terminated by either party upon short notice. The prices that we pay for sourced components vary depending on various factors, including the cost of the raw materials required for those components, our required delivery times, and shipping costs. Magstim (UK) has historically supplied us with stimulators, and it is anticipated that they will continue to be used a source for older generation systems which do not include our newer FDA-cleared stimulator for as long as such older generation systems remain in usage or are commercially available.

In order to mitigate the risks related to a single-source of supply, we qualify alternative suppliers when possible, maximize the use of commercial, off the shelf components and materials, minimize specialized or proprietary manufacturing processes, and develop contingency plans for responding to disruptions, including maintaining adequate inventory of any critical components. For further discussion of the risks related to our supply chain, see “Risk Factors – Our operations could be adversely affected by global supply chain disruptions”. To date, the supply of finished products to our customers and clinicians has not been materially adversely affected as a result of component supply issues.

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

Reimbursement

We estimate that over 90% of the total private insurer adult covered lives in the United States have coverage for reimbursement of MDD treatment with Deep TMS, available after one to four failed (inadequate response or intolerable) trials of antidepressant medications. In addition, our MDD treatment with Deep TMS is eligible for reimbursement from Medicare, and is available after one to two failed trials of psychopharmacologic agents (such as antidepressant medications) and subject to the satisfaction of other clinical criteria. Typically, payers (including Medicare) will provide reimbursement for up to 36 treatment sessions of Deep TMS for MDD, although the maximum number of covered sessions varies by insurer and/or location.

Over the past two years there has been emerging reimbursement coverage for Deep TMS for the treatment of OCD, with over 90 million covered lives eligible for coverage as of March 2023. Positive coverage decisions for Deep TMS for OCD have been issued by Centene Corporation (with 26 million covered lives), Health Care Service Corporation (HCSC) (with 17 million covered lives), TriCare (with 9.6 million covered lives), Cigna Corporation (with 17 million covered lives), Highmark (with 6.8 million covered lives), Premera (with 2.6 million covered lives) and LifeWise (with 2.2 million covered lives). Additionally, one of the seven Medicare Administrative Contractors (MACs) in the US, Palmetto GBA, published a final Local Coverage Determination (LCD) in 2022 extending coverage applicable to Deep TMS for OCD. While the criteria for this emerging Deep TMS for OCD coverage varies with each payor, generally, coverage requires the failure of between two and four medication trials before qualifying for reimbursement. We are actively engaged in efforts to facilitate increased coverage for OCD treatment by more payors, including both commercial and governmental. We have also begun efforts to obtain reimbursement for smoking addiction, which we believe will be a key factor in the long term success of this indication. In addition, there is currently an out-of-pocket market for our Deep TMS systems for OCD, and we are working to broaden the scope of reimbursement coverage for Deep TMS for OCD treatment, both commercial and governmental, based on a demonstration of the reasonableness and necessity of the treatment through clinical data. Deep TMS for smoking addiction is not currently eligible for reimbursement. We plan to seek to obtain coverage as we progress in our commercialization for this indication.

The sale or lease of a medical device utilized for in-office medical treatments depend, in part, on the extent to which such treatments using that device will be covered by third- party payors, such as government health care programs (e.g., Medicare), private insurance, and managed healthcare organizations. Even if a third-party payor covers a particular treatment, the resulting reimbursement payment rates may not be adequate to cover a provider’s cost to purchase such medical device or ensure that purchase or lease will be profitable for the provider. Additionally, patients who are treated in-office for a medical condition generally rely on third-party payors to reimburse all or part of the costs associated with the treatment and may be unwilling to undergo such treatment in the absence of coverage and adequate reimbursement.

Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that a treatment is: neither experimental nor investigational; safe, effective, and medically necessary; appropriate for the specific patient; cost-effective; supported by high quality evidence published in peer reviewed medical journals; included in clinical practice guidelines; and supported by medical community acceptance and demand.

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

In the United States, there is no uniform policy of coverage and reimbursement among private third-party payors. Reimbursement rates from private payors vary depending on the procedure performed, the commercial payor, contract terms, and other factors. Private third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies, but also have their own methods and approval process apart from Medicare coverage and reimbursement determinations. Private insurance coverage for Deep TMS has traditionally required three to four failures of antidepressant medications. However, many payors have now reduced the number of prior failed medication trials needed to qualify for Deep TMS for MDD. Specifically, over 165 million covered lives in the US with commercial coverage now qualify for Deep TMS for MDD after two to three failed medication trials, and all Medicare Administrative Contractors (MACs) have issued Local Coverage Determinations (LCDs) qualifying approximately 62 million lives in the US for Medicare reimbursement after just one to two failed medication trials.

Coverage and reimbursement for treatments can differ significantly from payor to payor. Decisions regarding the extent of coverage and amount of reimbursement to be provided for an in-office treatment are made on a plan-by-plan basis. One payor’s determination to provide coverage for a specific treatment does not assure that other payors will also provide coverage and adequate reimbursement.

In addition, the U.S. federal government and state legislatures have continued to implement cost containment programs, including price controls and restrictions on coverage and reimbursement. Governmental and private insurers are increasingly challenging the price, examining the medical necessity, and reviewing the cost-efficacy of medical services. Adoption of price controls and cost containment measures by any such payors, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could limit our market opportunity and reduce our revenues.

Private insurers currently cover treatments using our Deep TMS system for MDD, and there is now emerging coverage from various payors for Deep TMS therapy for OCD. We are actively engaged in efforts to facilitate increased coverage for OCD treatment by more payors, including both commercial and governmental. Reimbursement is not yet available for Deep TMS for smoking addiction or for therapies currently under development for other indications. However, we are engaged in efforts to obtain coverage for Deep TMS for smoking addiction as our commercialization efforts for that indication progress, based on the novelty of the technology, unmet clinical need and the efficacy and safety profile of the treatment.

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

In June 2022, for the first time, the Israeli Ministry of Health has approved coverage applicable it its Deep TMS system for the treatment of depression. The inclusion of the treatment within Israel’s health basket of essential medical services means that the country’s health funds must now make the treatment available to qualifying patients free of charge. Qualifying patients include adults over the age of 21 with depression who have either not responded to two prior antidepressants, or who are intolerant to other treatment alternatives. Coverage may be provided for up to 40 treatment sessions, which are to be administered in hospitals. In Australia, in November 2021, for the first time, coverage applicable to Deep TMS for MDD was granted for adults over the age of 18. Coverage in Australia is available for 35 treatment sessions.

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

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification or premarket approval, or PMA. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and efficacy. Class I includes devices with the lowest risk to the patient and are those for which safety and efficacy can be assured by adherence to the FDA’s general controls for medical devices, which include compliance with the applicable portions of the QSR facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s general controls, and special controls as deemed necessary by the FDA to ensure the safety and efficacy of the device. These special controls can include performance standards, post-market surveillance, patient registries, special labeling requirements, premarket data requirements and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life- supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA.

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

De novo Classification Process

Medical device types that the FDA has not previously classified as Class I, II, or III are automatically classified as Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a new route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a substantially equivalent predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification process. This process allows a manufacturer whose novel device is automatically classified as Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. Prior to the enactment of the Food and Drug Administration Safety and Innovation Act, or FDASIA, in July 2012, a medical device could only be eligible for de novo classification if the manufacturer first submitted a 510(k) premarket notification and received a determination from the FDA that the device was not substantially equivalent to a predicate device. FDASIA streamlined the de novo classification pathway by permitting manufacturers to request de novo classification directly without first submitting a 510(k) premarket notification to the FDA and receiving a not substantially equivalent determination. We obtained marketing authorization for the OCD indication for our system using the direct de novo request classification process. We have used the 510(k) clearance process to obtain authorization from the FDA for changes to our marketed Deep TMS system, including applications extending our clearances to our proprietary stimulator, and expansions to our MDD indication which now allow us to market a shorter 3 minute depression protocol as well the ability to market our MDD therapy for the reduction of comorbid anxiety symptoms among depressed patients, and we received an extension for the FDA clearance of our H7 Coil for treatment of MDD (including anxious depression).

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

U.S. and Foreign Healthcare Laws and Compliance Requirements

Healthcare providers, physicians, and third-party payors play a primary role in the recommendation, prescription, and payment for medical treatments. A medical device manufacturer’s arrangements with third-party payors, providers, and patients may expose it to broadly applicable fraud and abuse and other healthcare laws and regulations that may affect its business or the financial arrangements and relationships through which it markets, sells and distributes its products. Even if a medical device manufacturer does not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal, and state healthcare laws and regulations are applicable to its business. In addition, portions of our business may be subject to the Health Insurance Portability and Accountability Act of 1996 (HIPAA). To the extent we provide any covered entity customers with services that involve the use or disclosure of protected health information (PHI) we may be required to enter into business associate agreements. Business associates are also directly liable for compliance with HIPAA. The laws that may affect a medical device manufacturer’s ability to operate include, but are not limited to:

●	the federal healthcare Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or providing remuneration (broadly interpreted to include anything of value), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order, or arrange for or recommend a good or service for which payment may be made, in whole or in part, under a federal healthcare program, such as Medicare and Medicaid. The government can establish a violation of the Anti-Kickback Statute without proving that a person or entity had actual knowledge of the law or a specific intent to violate. Moreover, the government may assert that a claim for reimbursement that includes items resulting from a violation of the federal healthcare Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Although there are a number of statutory exceptions and regulatory safe harbors to the federal healthcare Anti-Kickback Statute protecting certain common business arrangements and activities from prosecution or regulatory sanctions, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration to those who prescribe, purchase, or recommend medical device products, including discounts, or engaging individuals as speakers, consultants, or advisors, may be subject to scrutiny if they do not fit squarely within an exception or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti- kickback liability. Moreover, there are no safe harbors for many common practices, such as reimbursement support programs, educational or research grants, or charitable donations;

●	the federal civil False Claims Act (FCA), which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment of federal government funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. Private individuals, commonly known as “whistleblowers,” can bring FCA qui tam actions, on behalf of the government and themselves, and may share in amounts paid by the entity to the government in recovery or settlement. False Claims Act liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of $11,181 to $22,363 per false or fraudulent claim or statement. Many pharmaceutical and medical device manufacturers have been investigated and have reached substantial settlements under the FCA in connection with alleged off label promotion of their products and allegedly providing free products to customers with the expectation that the customers would bill federal health care programs for the product. In addition, a claim including items or services resulting from a violation of the federal healthcare Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. There are also criminal penalties, including imprisonment and criminal fines, for making or presenting false, fictitious or fraudulent claims to the federal government;

●	HIPAA, which prohibits and imposes criminal liability for, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal healthcare Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), and their implementing regulations, which imposes privacy, security, transmission, and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, including health plans, healthcare clearinghouses, and certain healthcare providers and their respective business associates that perform services on their behalf that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

●	the federal Physician Payments Sunshine Act, created under the PPACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program (with certain exceptions) to report annually to the United States Department of Health and Human Services information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers were also required to report information regarding payments and transfers of value provided to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives; and

●	foreign and state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by any non-governmental third-party payors, including private insurers; state laws that require device manufacturers to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; and other federal and state laws that govern the privacy and security of health information or personally identifiable information in certain circumstances, including state health information privacy and data breach notification laws which govern the collection, use, disclosure, and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus requiring additional compliance efforts and data privacy and security laws and regulations in foreign jurisdictions that may be more stringent than those in the United States (such as the European Union, which adopted the General Data Protection Regulation, which became effective in May 2018).

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

The Biden administration has also introduced various measures in recent years with a focus on healthcare and drug pricing, in particular. For example, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the PPACA marketplace, which began on February 15, 2021, and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the PPACA. On the legislative front, the American Rescue Plan Act of 2021 was signed into law on March 11, 2021, which, in relevant part, eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source drugs and innovator multiple source drugs, beginning January 1, 2024. And, on August 16, 2022, the Inflation Reduction Act of 2022 (“IRA”) was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023), and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA also authorizes HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. We cannot yet assess the impact that the IRA will have on the medical-products industry, but it will likely be significant.

There is seemingly constant evolution with regard to healthcare in the United States, and we cannot predict what healthcare programs and regulations may be implemented or changed at the federal and/or state level or the effect of any future legislation or regulation on our business or that of our current or prospective customers, suppliers, and/or the U.S. healthcare industry as a whole.

It is possible that recent and/or future initiatives could have an adverse effect on our ability to obtain approval and/or successfully commercialize products in the United States in the future. For example, any changes that reduce, or impede the ability to obtain, reimbursement for the type of products we currently market, or may commercialize in the future (as applicable), in the United States would likely have an adverse effect on our business and profitability.

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

Employees

Our employees include professionals with extensive experience in medical device development and applications, neurology and psychopathology, pre-clinical experimentation, clinical development, and business development. As of December 31, 2022, we had 134 employees, of which 65 were based in the United States and 69 were based outside of the United States (in Israel). Our U.S. employee base includes 55 employees in sales, marketing, and service/operations, 3 employees in medical affairs, and 7 general and administrative employees. Our Israeli employee base includes 51 employees in clinical trials, research and development, production, and service/operations, 5 employees in sales and marketing, and 13 general and administrative employees.

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

Legal Proceedings

On January 10, 2023, the Company announced that it had settled a lawsuit filed by Neuronetics, Inc. in the District of Delaware. The Company had filed a motion to dismiss the case, and, while that motion was pending, agreed to settle the case on mutually agreeable terms and without any admission of liability or wrongdoing, including the release of certain potential counterclaims, to avoid the time, expense and uncertainty of litigation.

C.	Organizational Structure

Our three subsidiaries, all of which wholly-owned, are: BrainsWay, Inc., incorporated in Delaware on March 31, 2003; Brain Research and Development Services Ltd., incorporated in Israel on August 13, 2003; and BrainsWay USA Inc., incorporated in Delaware on November 24, 2014.

D.	Property, Plants and Equipment

BrainsWay has offices in the United States and Israel.

In Israel, the Company has leased offices in Jerusalem, Israel, since November 2007. In October 2022, upon the expiration of our previous lease agreement for our existing space, the Company signed a renewed lease agreement with the same Landlord providing for a move within the same building to a space which is being built out according to our custom specifications. The newly built-out space will consist of approximately 1,520 square meters, including administrative offices, research operations, central laboratory, and a warehouse. The lease term extends until 5 years beginning from the date we move into the new space (expected to occur within the coming year once the buildout is complete), with an automatic extension period of another 5 years unless terminated prior thereto. Under the terms of the agreement, lease payments and management fees will amount to approximately $34,000 plus value added tax, or VAT, per month, in the aggregate, and are paid in NIS.

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

Company Overview

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. We are boldly advancing neuroscience with our proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. We are dedicated to leading through superior science and building on what we believe to be an unparalleled body of clinical evidence. We are the first and only TMS company to obtain from the U.S. Food and Drug Administration (FDA) three cleared indications backed by pivotal studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (MDD), including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression, obsessive-compulsive disorder (OCD), and smoking addiction. We have also received CE Mark for a variety of psychiatric and neurological indications. We are focused on increasing global awareness of and broad access to Deep TMS. Deep TMS uses magnetic pulses to stimulate neurons and consequently modulates the physiological activity of the brain. Our technology can either increase brain activity in neuronal networks which are hypoactive, or alternatively decrease brain activity in neuronal networks which are hypoactive. Our proprietary electromagnetic coils, which we refer to as H-Coils, are designed to safely stimulate deep and broad brain regions, which we believe provides an advantage over other available TMS products, which we refer to collectively as Traditional TMS, that generally use a “figure 8” design. In the United States, we sell our Deep TMS system for the treatment of MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD and smoking addictions. We believe that our Deep TMS technology has the potential to be safe and effective for the treatment of a wide range of additional psychiatric, neurological, and addiction disorders. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway or planned.

Our first commercial H1 Coil Deep TMS product received clearance from the FDA in 2013 for the treatment of MDD in adult patients who have failed to achieve satisfactory improvement from anti-depressant medication in the current episode. Our Deep TMS system for MDD is currently marketed to and installed at psychiatrists’ offices and other facilities principally in the United States and in certain other countries throughout the world. In addition, our second Deep TMS commercial product received FDA marketing authorization in August 2018 as an adjunct therapy for adult patients suffering from OCD, and in August 2018 as an adjunct therapy for adult patients suffering from OCD, and we currently market this product to the same general clientele as our MDD systems.. Furthermore, our third Deep TMS commercial product received FDA marketing authorization in August 2020 as a short-term therapy for smoking addiction. Moreover, in August 2021, we received 510(k) clearance from the FDA for our Deep TMS for its use for the reduction of comorbid anxiety symptoms in adult patients with depression. In August 2022, we received 510(k) clearance from the FDA for the use of our H7 Coil to treat MDD (including anxious depression). Our sales and marketing efforts are currently focused in the United States, where we generated approximately 75 % of our revenues in the year ended December 31, 2022.

We believe that Deep TMS represents a platform technology that provides for an opportunity to develop additional Deep TMS products for a variety of psychiatric, neurological, and addiction disorders. We are planning clinical trials for other indications, including neurological and/or addiction disorders.

Our current customers are principally doctors, hospitals, and medical centers in the field of psychiatry. Treatment with Deep TMS is typically performed as an office-based procedure using our Deep TMS system, which consists of our proprietary H-Coil helmet, as well as several other components, including a stimulator, cooling system, positioning arm and an operator interface. A course of treatment for MDD typically requires 20 treatment sessions (five times a week over a period of four weeks) and thereafter up to 24 additional maintenance-continuation sessions (twice weekly over a period of up to 12 weeks). The standard Deep TMS treatment protocol for OCD requires 29 treatment sessions over six weeks. A course of treatment for smoking addiction typically requires 18 treatment sessions, comprised of treatment five times a week over a period of three weeks, followed by treatment once per week for an additional three weeks. Each standard MDD, OCD or smoking addiction session lasts 20 minutes, 19 minutes, and 18 minutes, respectively. For Deep TMS for MDD, the FDA also cleared a 3 minute “Theta Burst” treatment protocol. Patients may experience some discomfort during treatment and must use earplugs to reduce exposure to the loud sounds produced by the device. The treatment requires no anesthesia, hospitalization or sedation and no systemic side effects are associated with this therapy.

In the United States, we sell or lease Deep TMS systems by one of the following two methods: (i) a fixed-fee lease model in which the Deep TMS system is leased to a customer for a fixed annual fee, generally with a term of between 48 and 60 months, for unlimited use; and (ii) a sales or purchase model in which the Deep TMS system is sold to the customer for a fixed purchase price. Additional potential revenues may be derived from extended warranty fees paid for the system for service coverage beyond the standard included warranty period, and from variable or usage fees based on the number of treatments performed with the system. We are also able to leverage our platform technology, which includes the ability to treat multiple indications using different H-Coil helmets, to facilitate transactions utilizing combined pricing models often involving a single system with one or more add-on helmets. These flexible offerings are designed to facilitate market penetration by addressing the differing clinical needs and risk tolerance among our customer base. We commercialize Deep TMS for OCD based generally on either the sale model, or as part of a fixed-fee lease model together with our MDD system. Following our receipt of FDA clearance for smoking addiction, we completed controlled and limited market releases of our system for this indication, and are currently in the process of a clinical data collection effort to facilitate a long term commercial plan for this product.

As of December 31, 2022, we had an installed base of approximately 884 Deep TMS systems, whereby 411 systems were leased from us, and an additional 473 systems were sold by us prior to December 31, 2022. Our installed base increased by 130 systems during 2022. In addition, as of December 31, 2022, we had shipped 414 H1 Coils as additional coils attached to certain of our new and existing systems following our receipt in August 2018 of marketing approval from the FDA for our OCD system.

For the year ended December 31, 2022, our revenues were $27.2 million compared to $29.7 million for the year ended December 31, 2021, representing a decrease of 8.4% over the revenues generated in 2021. We incurred net losses of $13.3 million for the year ended December 31, 2022.

As of December 31, 2022, we had an accumulated deficit of $97.1 million. Our primary sources of capital to date have been from public offerings in Israel and in the United States, and private placements of our securities, grants from the Israel Innovation Authority (IIA), borrowings under our credit facilities, and the lease and sale of our products.

We expect our research, development, and clinical trials expenses to increase in connection with our ongoing activities, particularly as we continue to develop next generation technology (including in the areas of multichannel and rotational field TMS), rollout additional features on our current platform (including beta testing of additional remote capabilities), pursue future confirmatory trials and data collection efforts for existing indications, and seek FDA clearance for new indications such as fatigue in MS, addictions (including alcohol, cocaine and/or opioid addiction), pain and other potential psychiatric and neurological indications. In addition, we expect to incur significant commercialization expenses for product sales, marketing, manufacturing, and distribution. On February 25, 2021, we closed a follow-on underwritten public offering of ADSs with gross proceeds of approximately $45.2 million before deducting underwriting discount and commissions and offering expenses. We believe that our existing cash resources will be sufficient to enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months.

Components of Our Results of Operations

Revenues

We derive our revenues from the lease and sale of our Deep TMS systems. We offer the following main pricing models:

●	Fixed-fee Lease Model: The customer leases the Deep TMS system and pays a fixed annual or monthly fee for the term of the lease (generally between 48 and 60 months).

●	Sale Model: The Deep TMS system is sold to the customer for a fixed purchase price.

Additional revenues may be generated from certain customers in certain territories who are or may potentially be under a Pay Per Use model, whereby the customer pays a fixed fee per every patient session during which the system is used. Further potential revenues may be derived from extended warranty fees paid for the system for service coverage beyond the standard included warranty period, which is generally for one year, and from variable or usage fees based on the number of treatments performed with the system.

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

Cost of revenues and gross margin

Our cost of revenues includes a significant component of depreciation of the Deep TMS systems, due to the fact that we maintain ownership of those systems placed under various models including our fixed-fee lease model, where we place our system at a site for use by our customer, rather than selling it outright. We expect to continue to own those of our Deep TMS systems which have been placed under these models for the foreseeable future, which allows us to maintain our relatively low cost of revenues for those systems.

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

We anticipate relative stability in current headcount levels for our commercial organization, and we plan to focus on aligning our current resources with existing territories in order to maximize and enhance efficiency. As a result, we expect our sales and marketing expenses to decrease.

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

We expect to continue to incur research and development expenses for the near future as we advance the development of our Deep TMS technology for various neurological and/or addiction disorders, as well as for various hardware and software development projects related to the Deep TMS system. While continuing to pursue these strategic initiatives, we also plan on streamlining existing resources as we shift more of our focus to our commercial operations. As a result, we expect our research and development expenses to decrease.

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

We anticipate that our general and administrative expenses will decrease as we realign our corporate activities. General and administrative costs include, but are not limited to, accounting, legal, human resources, consulting, investor relations, listing fees on The Nasdaq Global Market, costs associated with reporting and compliance in the United States, as well as director and officer insurance premiums, as a result of becoming a public company in the United States.

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

Income taxes expense

Our income taxes expense is derived primarily from income generated from the sales and lease of our Deep TMS systems from our U.S. subsidiary. During the year ended December 31, 2022, the Company recorded deferred tax assets in respect of temporary differences in the U.S. subsidiary.

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

Traditionally, the preferred form of equity compensation to our employees, consultants and directors was in the form of options. On May 4, 2021, we commenced a tender offer to exchange eligible options (“Eligible Options”) to purchase Ordinary Shares, par value NIS 0.04 per Ordinary Share, for replacement options to purchase Ordinary Shares (“New Options”), with modified terms pursuant to the Offer to Exchange Eligible Options for New Options, dated May 4, 2021 (the “Exchange Offer”). Following the Exchange Offer, to better align with the interests of prospective grantees, among other factors, we diversified our equity grants to prospective grantees to be either in the form of options or in the form of RSUs, according to the form of equity that bests suits the grantee.

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

Some of our more recent incentive equity grants were in the form of restricted share units (RSUs). We evaluate the fair value of RSUs based on the price of our ordinary shares at the time of grant and the quantity of RSUs granted. In connection with these RSU grants, we adopted a mechanism entailing an irrevocable instruction by the CFO similar to a 10b5-1 plan in order to allow for “sale-to-cover” which entails the sale of vested RSUs so as to cover the RSU holders’ tax expenses triggered by such vesting.

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

Three months ended	March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31
	2022				2021				2020
Statements of operations					U.S dollars in thousands
Revenues	7,970	8,006	5,168	6,033	6,121	7,005	8,061	8,470	4,157	4,820	6,014	7,066
Cost of revenues	1,867	2,192	1,341	1,729	1,463	1,300	1,930	1,906	1,015	992	1,485	1,566
Gross profit	6,103	5,814	3,827	4,304	4,658	5,705	6,131	6,564	3,142	3,828	4,529	5,500
Research and development expenses, net	1,576	1,731	2,220	2,151	925	1,650	1,786	2,032	1,795	1,041	1,411	1,576
Selling and marketing expenses	4,146	4,552	4,751	4,750	3,129	4,191	4,042	4,518	3,713	2,178	2,393	2,999
General and administrative expenses	1,863	1,539	1,726	1,726	1,405	1,377	1,536	1,466	1,255	824	1,311	1,332
Total Operating expenses	7,585	7,822	8,697	8,627	5,459	7,218	7,364	8,016	6,763	4,043	5,115	5,907
Total Operating Loss	1,482	2,008	4,870	4,323	801	1,513	1,233	1,452	3,621	215	586	407
Finance expenses, net	324	329	99	(401)	412	269	360	379	(309)	179	210	239
Loss before income taxes	1,806	2,337	4,969	3,922	1,213	1,782	1,593	1,831	3,312	394	796	646
Income taxes (tax benefit)	187	113	70	(55)	160	156	211	(484)	130	177	170	(240)
Net loss and comprehensive loss	1,993	2,450	5,039	3,867	1,373	1,938	1,804	1,347	3,442	571	966	406

Our quarterly revenues and operating results have varied in the past and are expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenues

Our total revenues decreased by $2.5 million, or 8.4%, from $29.7 million for the year ended December 31, 2021 to $27.2 million for the year ended December 31, 2022. The decrease in revenues was attributed mainly to a decrease in lease of our Deep TMS systems to customers. Revenues from leases were 40% of the revenues for the year ended December 31, 2022, compared to 45% of the revenues for the year ended December 31, 2021.

Cost of revenues and gross margin

Our cost of revenues was $7.1 million for the year ended December 31, 2022 compared to $6.6 million for the year ended December 31, 2021. The increase is primarily attributed to increase in sales volumes. There has been no material change in our gross margin as a percentage of revenue for the last three years.

Research and development expenses, net

Our research and development expenses, net, were $7.7 million for the year ended December 31, 2022 compared to $6.4 million for the year ended December 31, 2021. The increase of $1.3 million, or 20%, was primarily attributable to increased investments in clinical trial and post-marketing studies related to our OCD and depression indications, as well as increased regulatory expenses to support the clearances in the geographies we sell in.

Selling and marketing expenses

Our selling and marketing expenses were $18.2 million for the year ended December 31, 2022 compared to $15.9 million for the year ended December 31, 2021. The increase of $2.3 million, or 14.6%, was primarily attributable to increased investments in the commercial team in the United States. These investments included increased headcounts, recruiting expenses, as well as higher travel costs which are due to both increased headcount and increases in travel related expenses during the year. The Company also had higher marketing expenses to support increased awareness including trades shows, and digital marketing initiatives.

General and administrative expenses

Our general and administrative expenses were $6.9 million for the year ended December 31, 2022 compared to $5.8 million for the year ended December 31, 2021. The increase of $1.1 million, or 19% is mainly attributed to one-time professional and legal fees.

Finance expenses, net

Our finance expenses, net, were $0.4 million for the year ended December 31, 2022 compared to $1.4 million for the year ended December 31, 2021. The decrease of $1 million is mainly attributed to an increase in interest income from bank deposits.

For information on the impact of currency fluctuations on the company, please see Item 11 “Quantitative and Qualitative Disclosures About Market Risk” below.

Year ended December 31, 2021 compared to year ended December 31, 2020

For comparison of fiscal year 2021 to fiscal year 2020 please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Year ended December 31, 2021 compared to year ended December 31, 2020” section in our annual report on form 20-F filed with the SEC on April 12, 2022.

For more information regarding governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company’s operations in Israel, please see also Item 3D. Risk Factors - Risks Related to Our Functions in Israel.

B.         Liquidity and Capital Resources

Overview

As of December 31, 2022, we had cash, cash equivalents and short-term deposits of $47.9 million and an accumulated deficit of $97.1 million, compared to cash equivalents and short-term deposits of $57.3 million, and an accumulated deficit of $83.7 million as of December 31, 2021. We incurred negative cash flows from operating activities of $9.8 million and positive cash flows from operating activities of $0.9 million for the years ended December 31, 2022 and 2021, respectively. We have incurred operating losses since our inception, but anticipate that our operating losses will decrease as we implement measures designed to reduce operating expenses. Our primary sources of capital to date have been from public offerings in the U.S. and Israel and private placements of our securities, grants from the IIA, and leases and sales of our Deep TMS systems. From inception through December 31, 2022, we raised $129 million from placements of our Ordinary Shares and exercise of options.

The Company’s primary contractual obligations consist of liabilities in respect of research and development grants received from the Israeli Innovation Authority, royalties in respect of license agreements for the use of some of our intellectual property with Yeda and PHS, as well as lease liabilities in respect of corporate facilities and vehicles. For information about the Company's contractual obligations, see Notes 11 and 14 to our Audited Financial Statements.

We expect our revenues to increase in connection with our ongoing activities, particularly as we expand the marketing of our Deep TMS system for MDD, OCD, and smoking addiction. Given recent cost cutting measures implemented by us, we expect the gap between operating expenses and revenues to decrease as compared to 2022 levels. Accordingly, based on our current business plan, we believe that our cash and cash equivalents as of December 31, 2022 and the anticipated revenues from sales of our products will be sufficient to fund our operating expenses and capital expenditure requirements through the next 12 and 24 months periods, respectively.

Cash flows

The table below summarizes our cash flow activities for the indicated periods:

	Year Ended December 31,
(in thousands)	2022	2021
Net cash provided by (used in) operating activities	(9,760)	884
Net cash provided by (used in) investing activities	42,169	(42,216)
Net cash provided by (used in) financing activities	(1,547)	41,516
Exchange rate differences on cash and cash equivalents	(202)	(224)
Increase (decrease) in cash and cash equivalents	30,660	(40)

Net cash used in operating activities was $9.8 million during the year ended December 31, 2022, compared to $0.9 million providing during the year ended December 31, 2021. The decrease of $10.7 million was primarily due to higher loss, as well as changes in working capital.

Investing Activities

Net cash provided by investing activities was $42.2 million during the year ended December 31, 2022, compared to $42.2 million used during the year ended December 31, 2021. The increase of $84.4 million was mainly attributed to the investment of funds raised during 2021 in short-term deposits, compared to their classification as cash in 2022.

Financing Activities

Net cash used in financing activities was $1.5 million during the year ended December 31, 2022, compared to $41.5 million provided by financing activities during the year ended December 31, 2021. The change was mainly due to the completion of a follow-on underwritten public offering of ADSs during the prior year.

Government Grants

As of December 31, 2022, our wholly owned subsidiary, Brain Research and Development Services, Ltd., has received grants from the IIA in an aggregate amount of approximately $13.4 million. Brain Research and Development Services, Ltd. is currently required to pay 3% royalties of sales of our Deep TMS products, which payment obligations do not currently exceed the amount of the grant received (in U.S. dollars), plus interest at an annual rate equal to the LIBOR rate. As of December 31, 2022, Brain Research and Development Services, Ltd. has paid royalties to the IIA in an aggregate amount of approximately $4.4 million (including amounts in respect of accrued interest), with remaining outstanding royalties of up to $11.6 million.

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

Additionally, in 2013, the MAGNET committee of the IIA (MAGNET) approved the activities of the consortium for the development plan of a brain stimulator and monitor tool, which we refer to as the Consortium, of which we are one of the participants. As part of the Consortium, Brain Research and Development Services, Ltd. received from MAGNET approvals for grants in an aggregate amount of NIS 8.2 million (approximately $2.3 million based on the NIS to USD exchange rate as of December 31, 2022). There is no requirement to repay the grants or pay royalties thereon. Such non-royalty-bearing grants from MAGNET program for funding approved research and development projects are recognized when there is reasonable assurance that the grants will be received and we will comply with all attached conditions, on the basis of the costs incurred, and are presented as a deduction from research and development expenses. In the event of failure of a project that was partly financed by the IIA, we would not be obligated to pay any royalties or repay the amounts received.

C.         Research and Development, Patents, and Licenses

For descriptions of the company’s research and development policies for the years 2021 and 2020, please see the “Item 5.C Research and Development, Patents, and Licenses” sections in our annual reports on Form 20-F filed with the SEC on April 12, 2022 and April 19, 2021, respectively.

Intellectual Property

The core technology of our Deep TMS based on H-Coils is covered by our patents.

Our intellectual property portfolio consists principally of patents and pending patent applications related to our Deep TMS technology that are either exclusively licensed to us for commercialization on a worldwide basis from (1) agencies of the U.S. Public Health Service (PHS) within the U.S. Department of Health and Human Services (DHHS), and (2) Yeda Research and Development Company Limited, or Yeda, the commercialization arm of the Weizmann Institute for Science (Weizmann Institute) or are owned by us. These include a total of 34 issued U.S. patents, 2 pending U.S. patent applications, 51 issued patents in other jurisdictions (treating Europe as one jurisdiction), and 14 pending patent applications in other jurisdictions.

Our strategy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions, and improvements that are important to the development of our business. Our intellectual property rights outside of the United States are principally in Europe (France, Italy, Sweden, UK, and Germany), Canada, Australia, Japan, Hong Kong, and Israel. Patents related to our Deep TMS technology may provide future competitive advantages with claims related to aspects of the structure of our coils and methods of administration of treatment for applications of such technology. We also rely on our trade secrets, know- how and continuing technological innovation to develop and maintain our proprietary position. We look to defend our Deep TMS technology by asserting our intellectual property rights, where it is determined to be necessary, to preserve our rights and gain the benefit of our technological investments. We seek to obtain patents in connection with the technology that we have developed as part of our strategy for protection of our intellectual property, including technology covered under our license agreements with the PHS and Yeda.

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

Patents and Patent Applications

Our first group of patents (Patent Family A) relates to the H-Coil technology in general: This includes coverage for the H-Coil for MDD, the H-Coil for OCD, the H-Coil for smoking addiction, and for future products we are developing. This group of patents has been exclusively licensed to us from the PHS, and includes two issued U.S. patents and seven issued patents in other jurisdictions. The issued patents are set to expire in 2026 in the U.S. and expired in 2021 outside the U.S. These coils are also covered by additional patents which extend until later dates as detailed further in this section.

Our second group of patents (Patent Family B) relates to additional design features of BrainsWay’s H-Coil for MDD, H-Coil for smoking addiction coil, and also covers some future products we are developing. This group of patents has been licensed to us from the PHS and from Yeda, and includes six issued U.S. patents and eleven issued patents in other jurisdictions. The issued patents in this group are set to expire in 2025-2028 in the U.S. and in 2026 in other countries, not taking into account any potential patent term adjustment or extension that may be available in the future. These coils are also covered by additional patents which extend until later dates as detailed further in this section.

Our third group of patents (Patent Family C) relates to a family of central base coils including BrainsWay’s H-Coil for OCD, and also some future products that we are developing. This group of patents is owned by us, and includes three issued U.S. patents, ten issued patents in other jurisdictions, and one pending patent application in other jurisdictions. The issued patents are set to expire in 2033 in the U.S., and in 2034 in other countries, not taking into account any potential patent term adjustment or extension that may be available in the future.

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

Our fifth group of patents (Patent Family E) consists of utility model patent applications which provide coverage of several H-Coils, including those used in BrainsWay’s MDD and OCD systems. This group of patents (Patent Family E) is owned by us, and includes two issued Chinese Utility Model patents, one issued patent in the U.S., two issued patents in other jurisdictions, and four pending patent applications in other jurisdictions. The issued patents are set to expire in 2039.

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

Our eighth group of patents (additional families of issued patents and pending patent applications) relates to a multichannel stimulator we are developing as an enhancement to our Deep TMS system, which we see as the next generation of our products, several H-Coil designs which may be future products, capabilities to address additional medical conditions such as the need to open the blood brain barrier, and biomarker research using Deep TMS with an EEG that we are currently conducting. These include seven issued U.S. patents, eleven issued patents in other jurisdictions, and four pending patent applications in other jurisdictions. Patent applications in these families, if issued, are set to expire in 2029, 2031, 2033, and between 2037 and 2039, not taking into account any potential patent term adjustment or extension that may be available in the future.

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

We are required to pay royalties consisting of 2% (beyond the first $10 million in cumulative sales, a milestone which has passed), or payments received from sales or leases of our Deep TMS systems and/or portions thereof using the licensed technology. In addition, we are required to pay a royalty of 8% from the net cash proceeds we receive from any sublicenses, so long as the underlying intellectual property is valid and enforceable in the relevant territory. In addition, there is a one-time $10,000 fee relating to certain new FDA approvals associated with these patents.

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

Under the terms of the Agreement with Yeda, we are required to pay 1% of net sales on systems which are based on certain patents (which include technology licensed from PHS). Additionally, we are required to pay 2% of net sales (beyond the first $10 million in cumulative sales, a milestone which has passed), for products which are based solely on certain patents licensed exclusively from Yeda. In addition, in the event we receive income from products which are sublicensed, we would be re required to pay a royalty of up to 8% on the net cash proceeds received from such sublicenses, so long as the underlying intellectual property is valid and enforceable in the relevant territory. In addition, there are certain one-time fees relating to certain new FDA approvals associated with these patents.

In January 2020, we exercised our right to add the additional rotational field TMS innovation. To the extent products based on this technology are commercialized we will have to pay Yeda royalties, either at increased rates ranging from 1.6%-2% in addition to the previously determined rates for “combined products” (which also include innovations covered by previous agreements), or at a fixed rate of 5% for products based exclusively on the rotational field TMS.

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

Trend information is included throughout the other sections of this Item 5. In addition, in the aftermath of the COVID-19 global pandemic, quarantine mandates, and the ensuing global supply chain crisis, we have seen a significant rise in the price of many of the electronic components needed for our systems. These price increases are largely attributable to supply and demand factors, and in some cases, shortages, relating to these parts across the globe. On a related point, the lead time for receiving electronic components shipped by suppliers has increased significantly amid the worldwide supply chain crisis. This has compelled us to significantly increase inventory levels to ensure that future demand for our systems can be timely met. Within the broader context of electronic component supply issues, the third party we rely on for the outsourced manufacture of our newer generation systems halted production in 2021 for a period due to the shortage in PC computers which are needed for these systems. The shortage in PC computers, including due to a worldwide shortage in PC boards, relative to our demand is an ongoing issue which may impact ongoing supply capabilities in the near term. While after the brief 2021 halt we were able to adapt our standard manufacturing process to allow for the integration of these PC components at a later stage of the production line once inventory levels were restocked, this is illustrative of the continuing need to adapt to the realities and challenges posed by the worldwide supply chain crisis.

In addition, we have seen a trend of high volatility in the workforce. In 2021, the number of voluntary resignations by employees across the U.S. and Israeli economies increased, and 2022 saw large-scale layoffs particularly among technology companies. We believe that these events have created a climate of volatility in employment relations throughout the economy that has affected our ability to recruit, train and retain employees including effective sales professionals, thus our ability to ramp up our sales and marketing force as quickly as would have otherwise been possible.

Another trend relating to our business is the expansion and reliance on reimbursement by major insurers and government plans. Over the past year we have experienced emerging reimbursement coverage for Deep TMS for the treatment of OCD, with over 90 million covered lives eligible for coverage as of March 2023. Positive coverage decisions for Deep TMS for OCD have been issued by Centene Corporation (with 26 million covered lives), Health Care Service Corporation (HCSC) (with 17 million covered lives), TriCare (with 9.6 million covered lives), Cigna Corporation (with 17 million covered lives), Highmark (with 6.8 million covered lives), Premera (with 2.6 million covered lives) and LifeWise (with 2.2 million covered lives). Additionally, one of the seven Medicare Administrative Contractors (MACs) in the US, Palmetto GBA, has published a final Local Coverage Determination (LCD) in 2022 extending coverage applicable to Deep TMS for OCD. While the criteria for this emerging Deep TMS for OCD coverage varies with each payor, generally, coverage requires the failure of between two and four medication trials before qualifying for reimbursement. We are actively engaged in efforts to facilitate increased coverage for OCD treatment by more payors, including both commercial and governmental. If this trend continues, we anticipate that it can have a positive impact on our industry in general, and the demand for our Deep TMS therapy in particular. This, in turn, could have a positive effect on our revenues, income from continuing operations, and profitability.

E.	Critical Accounting Estimates

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Recent Developments

In the beginning of 2023, we underwent a transition in our leadership. On January 12, 2023 our board of directors appointed Mr. Ami Boehm, an experienced, accomplished, and well-respected leader in capital markets, investing, and advising in multiple global industries, as a director. On February 13, 2023 the board appointed Mr. Boehm as our new Chairman, succeeding Dr. David Zacut, co-founder of BrainsWay, who has held the role of Chairman since our inception, and now serves as a vice chairman on the board. In tandem with the transition to a new Chairman, on February 13, 2023, our board of directors appointed Mr. Hadar Levy as our new Chief Executive Officer. Christopher R. von Jako, Ph.D., who served in that role since January 2020, stepped down from the Company to pursue other opportunities.

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report.

Name	Age	Position
Senior Management:
Hadar Levy	49	Chief Executive Officer
R. Scott Areglado	59	Senior Vice President and Chief Financial Officer
Dr. Yiftach Roth	53	Chief Scientist
Moria Ben Soussan (Ankri)	38	Vice President of Research and Development
Christopher Boyer	45	Vice President of Global Marketing
Eric Hirt	47	Vice President of US Sales

Directors:
Ami Boehm	54	Chairman of the Board
Dr. David Zacut(3)	71	Vice Chairman of the Board
Avner Hagai(2)	67	Director
Eti Mitrany(1)(2)	53	Director
Karen Sarid(1)(2)(3)	72	Director
Prof. Abraham Zangen	53	Director
Yossi Ben Shalom(3)	66	Director
Avner Lushi(1)	56	Director

(1)	Member of our audit committee, which also serves as our financial statements committee.
(2)	Member of our compensation committee.
(3)	Member of our executive committee.

Board Diversity Matrix

Nasdaq’s Board Diversity Rule is designed to encourage a minimum board diversity objective for companies and provide stakeholders with consistent, comparable disclosures concerning a company’s current board composition. The rule requires companies listed on Nasdaq to: (1) publicly disclose board-level diversity statistics using a standardized template; and (2) have or explain why they do not have at least two diverse directors.

Our current board composition is reflected in the following matrix:

Board Diversity Matrix (As of March 27, 2023)
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non-binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ	0
Did Not Disclose Demographic Background	0
Directors who are Jewish People	8
Directors with Disabilities	0

As a Foreign Issuer subject to the added flexibility provided under Nasdaq’s Board Diversity Rule, we currently meet the diversity objectives promulgated under this rule by having two female directors, as reflected in the above matrix.

Executive officers

Hadar Levy serves as our Chief Executive Officer since February 13, 2023. Prior to this, Mr. Levy served as our Senior Vice President and General Manager North America since May 2020, and before that as Chief Financial Officer from September 2014 to May 2020. Mr. Levy also serves as a director in ReWalk Robotics Ltd. (NASDAQ listed) since July 2022. Prior to his service at the Company, from August 2011 to September 2014 Mr. Levy served as Chief Financial Officer of the Latin American Division at Amdocs; and from 2008 to 2011, served as Chief Financial Officer & Vice President of Business Development of Notalvision. Prior to this position, he served as Controller of GE Healthcare Israel. Mr. Levy holds a BA in Economics and Accounting from Ruppin and an LLM from Bar Ilan University. Mr. Levy is a Certified Public Accountant.

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

Moria Ben Soussan (Ankri) has served as our Vice President of Research and Development since September 2017. Prior to her service as a Vice President of Research and Development, from 2010 to 2017, Ms. Ankri served as a manager at the Biomedical Development Department of our Company and as a research and development project manager at our Company. Ms. Ankri holds a B.Sc. in Biomedical Engineering from the Jerusalem College of Technology, and a B.Sc. in neurobiology studies at the Hebrew University of Jerusalem.

Christopher Boyer has served as our Vice President Global Marketing since June 2020. Prior to joining the Company, he served as Managing Director of Drake Partners LLC, a start-up private equity and management consulting firm, where he led commercial activities for many of the portfolio companies. Prior to Drake Partners, he was Vice President at St. Jude Medical (now part of Abbott), where he managed the commercial integration of NeuroTherm, Inc. He was formerly the Vice President, America Sales, and Global Marketing for NeuroTherm, an international pain management company, where he transformed the sales and marketing organizations to accelerate revenue growth. This effort contributed to the subsequent sale of the company to St. Jude Medical. Earlier in his career, Mr. Boyer held marketing roles of increasing responsibility at Smith & Nephew and Stryker. Prior to his medical device career, he was a field artillery captain in the United States Army, and he received a Bronze Star Medal for his service. Mr. Boyer holds a B.S. in Mathematical Sciences from the United States Military Academy at West Point.

Eric Hirt has served as our Vice President of US Sales since May 2022. Prior to joining the Company, he led the US Sales Team at Aerogen, a world leader in aerosol drug delivery for patients in the acute care setting. Prior to Aerogen, he also held sales leadership roles at Teleflex and Integra LifeSciences, in addition to sales and marketing leadership positions at Covidien (now part of Medtronic). Before his management roles, Mr. Hirt was a territory sales professional for Covidien and Phenomenex. Mr. Hirt holds an MBA from Pepperdine Graziadio Business School (Malibu, CA) and a BS degree in Allied Health from The Ohio State University (Columbus, OH).

Directors

Ami Boehm serves as our Director since January 12, 2023, and as Chairman of our Board of Directors since February, 2023. Mr. Boehm has deep expertise in providing strategic advice for companies operating in multiple global industries. From 2004 until 2022, he served as a partner at FIMI Opportunity Funds, Israel’s leading private equity firm. As a partner at FIMI, Mr. Boehm has sourced and led dozens of control equity investments, and led improvement processes of FIMI’s portfolio companies and strategic activities of the portfolio companies in Israel, China, Europe and the U.S. He has served as Chairman of the Board or Director of numerous public and private companies, including Ormat Technologies, Inc. (NYSE and TASE listed), Gilat Satellite Networks, Ltd. (NASDAQ and TASE listed), TAT Industries Ltd. (NASDAQ and TASE listed), Kamada Ltd. (NASDAQ and TASE listed), Rekah Pharmaceutical Industries, Ltd. (TASE listed), Novolog Ltd. (TASE listed), Hamlet, Ltd. (TASE listed), Galam Ltd., and Greenstream Ltd., and has worked closely with management teams across the continuum of business and corporate development activities. Mr. Boehm received a Master of Business Administration from Northwestern University and Tel-Aviv University, a Bachelor of Law from Tel-Aviv University, and a Bachelor of Economics from Tel-Aviv University.

Dr. David Zacut serves as Vice-Chairman of our Board of Directors since February, 2023. Prior to that he has served as our Chairman of the Board of Directors since our inception, is a member of our executive committee, and has been providing consulting services to Brain Research and Development Services since May 2001. Since 1983, Dr. Zacut has been working as a senior practicing physician at Hadassah Hospital, and from 1994 through 2003, he served as a managing director of several large medical centers. In addition, Dr. Zacut serves as a director of several private companies, including Brain Research and Development Services. Dr. Zacut holds an M.D. degree from the Hebrew University of Jerusalem.

Avner Hagai has served as our Director since November 2006 and currently serves as a member of our compensation committee. He currently serves as a director at several companies, including at Prisma F.S. Ltd., a building management company (where he has served since 2002), and previously served as a director at Hofit Kibbutz Kinneret Ltd., a plastics manufacturer. Mr. Hagai established A.A. Glass Ltd., an automotive glass and services company, where he has served as a director since 1984.

Eti Mitrany has served as our Director since June 2016, and currently serves as chairperson of our compensation committee and a member of our audit committee. Ms. Mitrany is an executive with over 25 years of global experience in the life sciences industry. She has served as an active board member since January 2023 at TrioxNano, a nanotechnology treatment company, and also serves as a consultant at pharmaceutical and digital health companies. From April 2021 until December 2022, she served as CFO and Head of Corporate Strategy at CytoReason, a life sciences AI company developing a computational model of the human body. From 2012 until January 2020, she served as Senior Vice President, Head of the Corporate Economic Department at Teva Pharmaceuticals, with global responsibility for Teva’s business planning and analysis. Prior to that, Ms. Mitrany held various positions at Teva, including serving as CFO of its global specialty business (commercial, R&D, and new ventures), head of Financial Planning & Analysis of the global branded business, and global CFO of Copaxone (a multiple sclerosis treatment) and various other specialty products. Ms. Mitrany received her BA in Economics and an MBA in Finance, both from Tel-Aviv University.

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

The aggregate compensation paid, and benefits-in-kind granted to or accrued on behalf of all of our directors and executive officers for their services, in all capacities, to us during the year ended December 31, 2022, was approximately $3.6 million. Out of that amount, $2.3 million was paid as salary, $1.1 million was attributed to the value of the equity-based awards granted to senior management during 2022 and approximately $0.2 million was attributed to retirement plans. No additional amounts have been set aside or accrued by us to provide pension, retirement, or similar benefits.

The compensation terms for our directors and officers are derived from their employment agreements, and comply with our Amended and Restated Compensation Policy for Executive Officers and Directors approved by our shareholders on December 22, 2021 (the “Compensation Policy”).

The table and summary below outline the actual compensation granted or paid to our five highest compensated officers during the year ended December 31, 2022.

Name and position of director or officer	Base Salary or Other Payments(1)	Value of Social benefit (2)	Value of Equity Based Compensation Granted(3)(5)	All Other Compensation(4)	Total
Christopher von Jako, former President and CEO	524,262	55,868	286,918	-	867,048
Hadar Levy, former SVP and General Manager OUS, CEO since February 2023	411,694	50,746	80,668	7,717	550,824
R. Scott Areglado, Senior Vice President and Chief Financial Officer	377,251	50,162	78,839	-	506,252
Christopher Boyer, VP Global Marketing	291,850	46,102	63,583	-	401,535
Amit Ginou, VP, and Israel Site Manager (6)	202,747	47,789	50,926	15,689	317,152

(1)	“Base Salary or Other Payments” means the aggregate yearly gross monthly salaries or other payments with respect to our senior management and members of the board of directors which was actually paid during the year ended December 31, 2022.
(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.
(3)	Consists of the fair value of the equity-based compensation granted during the year ended December 31, 2022 in exchange for the directors' and officers' services recognized as an expense in profit or loss and is carried to the accumulated deficit under equity. The total amount is recognized as an expense over the vesting period of the RSUs and/or options.
(4)	“All Other Compensation” includes, among other things, bonuses, car-related expenses (including tax gross-up) and communication expenses.
(5)	Christopher Boyer was granted 28,000 RSUs commencing on April 1, 2022 and vesting over a 4 year period. Amit Ginou was granted 19,500 RSUs commencing on April 1, 2022 and vesting over a 4 year period. Hadar Levy was granted 30,000 RSUs commencing on September 1, 2022 and vesting over a 3.5 year period.

(6)	Mr. Ginou’s employment with the company will conclude on June 20, 2023, following a 3-month notice period.

Certain equity-based compensation listed in the table above was granted pursuant to an equity incentive plan. For information regarding the terms of our equity incentive plans, please see the section titled “Award Plans” under Item 6.E.

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

For information on exemption and indemnification letters granted to our directors and officers, please see “Item 6C. – Board Practices – Exculpation, Insurance and Indemnification of Directors and Officers.”

Director Compensation

As of the date of the filing of this annual report, we pay our non-executive directors (i.e., all directors other than Mr. Boehm, Dr. Zacut and Prof. Zangen) an annual cash fee of NIS 133,000 (approximately $39,610) Additionally, as of the date of the filing of this annual report, we pay a cash fee of NIS 2,480 (approximately $740) per meeting of the Board and any committee thereof, which is increased to (i) NIS 4,020 (approximately $1,200) in the case of a committee chairperson; or (ii) NIS 4,390 (approximately $1,310) in the case of a director determined to be an expert.

Ami Boehm serves as an active chairman of our board of directors. Effective as of the date that Mr. Boehm was appointed as the Chairman of the Board, namely February 13, 2023 (Mr. Boehm’s compensation from the date of his appointment as a director on January 1, 2023 until his appointment as Chairman was the same as that applicable to our other non-executive directors) Mr. Boehm receives a monthly compensation of NIS 22,500 plus VAT for his term in office (calculated based on 30% capacity of a NIS 75,000 full capacity role). In addition, he was granted 300,000 options to purchase Ordinary Shares of the Company, subject to a 4 year vesting schedule and acceleration in the event of a change of control, at an exercise price equal to 125% of half of the closing ADS price on the NASDAQ exchange on March 17, 2023, subject to standard terms in the company's Amended and Restated 2019 Share Incentive Plan and compliance with all applicable laws. For more information, please see our proxy statement filed on February 13, 2023 and resulting resolution approved by the shareholders on March 20, 2023.

According to the consultancy agreement between Dr. Zacut and the Company, as of May 30, 2016, Dr. Zacut is entitled to a monthly consulting fee of NIS 30,000, set based on a 40% capacity position. For more information, please see the proxy statement filed on February 13, 2023 and resulting resolution approved by the shareholders on March 20, 2023.

We also have a consultancy agreement with Prof. Zangen, a director and scientific founder of the Company. For more information, please see “Item 7B. Related Party Transactions.”

The table and summary below outline the actual compensation granted or paid to our directors during the year ended December 31, 2022.

Name of director	Annual Basis Compensation	Annual Per meeting compensation	Value of Equity Based Compensation Granted(3)	All Other Compensation(4)	Total
Dr. David Zacut	106,564				106,564
Prof. Avraham Zangen	62,091			15,112	77,203
Karan Sarid	39,000	35,965			74,965
Eti Mitarni	39,000	15,430	11,839	291	66,560
Avner Lushi	39,000	12,944	11,839	538	64,320
Yossi Ben Shalom	39,000	12,234	4,555		55,789
Avner Hagai	39,000	8,374			47,737

(3) Mainly attributed to expenses for the granting of options and expenses for the repricing of options.

(4) Mainly attributed to car expenses and reimbursements of travel expenses.

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

The equity-based compensation under our compensation policy for our officers and directors is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the officers’ and directors’ interests with our long-term interests and those of our shareholders, and to strengthen the retention and the motivation of senior management in the long term. Our compensation policy provides for officers and directors compensation in the form of share options or other equity-based awards, such as restricted shares and restricted share units (RSUs), in accordance with our Share Incentive Plan then in place. All equity-based incentives granted to officers and directors shall be subject to vesting periods in order to promote long-term retention of the awarded officer or director. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role, and the personal responsibilities of the officer or director. Our compensation policy limits the number of outstanding securities exercisable or convertible into shares to 10% of our issued and outstanding share capital on a fully diluted basis.

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

Appointment of Directors and Terms of Officers

Our board of directors consists of eight (8) directors, including six (6) directors who qualify as “independent” under applicable U.S. securities laws and Nasdaq listing rules: Ami Boehm, Avner Hagai, Karen Sarid, Eti Mitrany, Yossi Ben Shalom, and Avner Lushi. The term of office of each director shall be until the next general meeting of our shareholders.

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

On February 2023 our board of directors appointed Mr. Ami Boehm as an active chairman with a view that he would take a pro-active role in setting the growth strategy of the Company and work with our newly appointed CEO to form the new leadership of the Company. Dr. David Zacut, our vice-chairman is closely familiar with the operations and procedures of the Company and was appointed by the board to provide special consulting services to the board and senior management.

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

Pursuant to regulations promulgated under the Israeli Companies Law, we comply with the requirements of Nasdaq with respect to the composition of our audit committee and compensation committee, and do not follow the Israeli Companies Law requirements with respect to the composition of such committees, such as those described above. See the section titled “Directors and Senior Management” under Item 6.A above.

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

Approval of Transactions with Related Parties

The approval of the audit committee is required to effect specified actions and transactions with office holders and controlling shareholders and their relatives, or in which they have a personal interest. See the section titled “Duties of Directors and Officers and Approval of Specified Related Party Transactions under the Israeli Companies Law” below. The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the audit committee meets the composition requirements under the Israeli Companies Law.

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

Pursuant to regulations promulgated under the Israeli Companies Law, we comply with the requirements of Nasdaq with respect to the composition of our audit committee and compensation committee, and do not follow the Israeli Companies Law requirements with respect to the composition of such committees, such as those described above. See the section titled “Directors and Senior Management” under Item 6.C above.

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

Executive Committee

In 2021, our Board of Directors appointed an executive committee, comprised of Dr. David Zacut, Karen Sarid and Yossi Ben Shalom. The roles of the executive committee are:

•	to oversee the implementation of the business strategy of our company; and

•	to exercise such other duties as the board may resolve from time to time.

The following table sets forth the attendance rate for each of our directors in the board of directors during 2022:

Name	Percentage of Meetings Attended

Ami Boehm	NA*
Dr. David Zacut	87.50%
Avner Hagai	100%
Avner Lushi	87.50%
Eti Mitrany	100%
Karen Sarid	100%
Prof. Avraham Zangen	87.50%
Yossi Ben Shalom	87.50%

*Mr. Boehm did not join our board of directors until after the start of the first quarter of 2023.

Our board of directors takes an active role in supervising the risk management of the Company and follows our internal policies and procedures. Our internal auditor is in the process of submitting a final report to our board with respect to current status and potential threats to our IT systems.

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

Under the Israeli Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder or with a third party in which the office holder has a personal interest, which is not an extraordinary transaction, requires approval by the board of directors. If the transaction considered is an extraordinary transaction with an office holder or third party in which the office holder has a personal interest, then audit committee approval is required prior to approval by the board of directors. For the approval of compensation arrangements with directors and senior management, see the section titled “Compensation Policy” under Item 6.B above.

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

Approval of Private Placements

Under the Israeli Companies Law and the regulations promulgated thereunder, a private placement of securities does not require approval at a general meeting of the shareholders of a company; provided however, that in special circumstances, such as a private placement which is intended to obviate the need to conduct a special tender offer (see the section titled “Acquisitions under Israeli Law” in Exhibit 2.3) or a private placement which qualifies as a related party transaction (see “Item 6. Directors, Senior Management and Employees – C. Board Practices – Duties of Directors and Officers and Approval of Specified Related Party Transactions under the Israeli Companies Law”), approval at a general meeting of the shareholders of a company is required.

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

As of December 31, 2022, we had 134 employees, of which 65 are based in the United States and 69 are based outside of the United States (in Israel). This includes 41 employees in sales and marketing, and 35 employees in clinical trials and research and development.

	As of December 31,
	2022	2021	2020
	Company Employees	Company Employees	Company Employees
Management, administration, and operations	58	53	48
Research and development	35	35	26
Sales and Marketing	41	30	26

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

On September 26, 2019 we adopted the BrainsWay Ltd. Amended and Restated 2019 Share Incentive Plan, which was approved by our shareholders on January 13, 2020. The 2019 Plan provides for the granting of Ordinary Shares, ADSs, stock options under various tax regimes in Israel and the U.S., restricted shares, restricted share units (RSUs), and other share-based awards to employees, officers, directors, and/or other service providers, including advisors of the Company, and/or of its subsidiaries, and/or affiliated companies of the Company. The same number of our Ordinary Shares are available for issuance as awards under the 2019 Plan as were available under the 2014 Plan as of the effective date of the 2019 Plan, and the 2014 Plan continues to govern the terms of awards issued thereunder prior to the effective date of the 2019 Plan.

Under the 2019 Plan, we may issue options to purchase up to 3,626,200 of our Ordinary Shares. As of December 31, 2022, options to purchase 1,459,400 Ordinary Shares, at a weighted average exercise price of $4.53 per share, and 769,040 unvested restricted share units (RSUs) were outstanding. The equity pool under the 2019 Plan is subject to adjustment if particular capital changes affect our share capital or such other number as our board of directors may determine from time to time. Ordinary shares subject to outstanding awards under the 2019 Plan that subsequently expire, are cancelled, forfeited, repurchased or terminated for any reason before being exercised will be automatically, and without any further action, returned to the “pool” of reserved shares and will again be available for grant under the 2019 Plan.

The equity pool under the 2019 Plan is subject to adjustment if particular capital changes affect our share capital or such other number as our board of directors may determine from time to time. Ordinary shares subject to outstanding awards under the 2019 Plan that subsequently expire, are cancelled, forfeited, repurchased or terminated for any reason before being exercised will be automatically, and without any further action, returned to the “pool” of reserved shares and will again be available for grant under the 2019 Plan.

A stock option is the right to purchase a specified number of Ordinary Shares in the future at a specified exercise price and subject to the other terms and conditions specified in the option agreement and the 2019 Plan. The exercise price of each stock option granted under the 2019 Plan will be determined in accordance with the limitations set forth under the 2019 Plan. The exercise price of any stock options granted under the 2019 Plan may be paid in cash, through “cashless exercise” mechanism or any other method that may be approved by our compensation committee, which may include procedures for cashless exercise.

Our compensation committee may also grant, or recommend that our board of directors' grant, other forms of equity incentive awards under the 2019 Plan, such as restricted shares, restricted share units (RSUs), and other forms of share-based compensation.

Israeli participants in the 2019 Plan may be granted options subject to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961, or the Israeli Tax Ordinance. Section 102 of the Israeli Tax Ordinance allows employees, directors and officers who are not controlling shareholders (as defined for those purposes under the Israeli Tax Ordinance) and are considered Israeli residents (and in certain cases also non-Israeli residents for the time they worked in Israel) to receive favorable tax treatment for compensation in the form of shares or options. Our non-employee service providers and controlling shareholders may only be granted options under another section of the Israeli Tax Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Commonly, the most favorable tax treatment for the grantees is under Section 102(b)(2) of the Israeli Tax Ordinance, the issuance to a trustee under the “capital gain track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares. Any options granted under the 2019 Plan to participants in the United States will be either “incentive stock options,” which may be eligible for special tax treatment under the Internal Revenue Code of 1986, or options other than incentive stock options (referred to as “nonqualified stock options”), as determined by our compensation committee or our board of directors and stated in the option agreement.

Our compensation committee administers the 2019 Plan, or if determined otherwise by our board of directors, the Plan will be administered by our board of directors or other designated committee on its behalf. Even if the compensation committee or any other committee was appointed by our board of directors in order to administrate the 2019 Plan, our board of directors may, subject to any legal limitations, exercise any powers or duties of the compensation committee or any other committee concerning the 2019 Plan. The compensation committee will, among others, select which eligible persons will receive options or other awards under the 2019 Plan and will determine, or recommend to our board of directors, the number of Ordinary Shares covered by those options or other awards, the terms under which such options or other awards may be exercised (however, vested options generally may not be exercised later than ten years from the grant date of an option and a lesser period if the grantee ceased to be employed by, or provide services to, the company) or may be settled or paid, and the other terms and conditions of such options and other awards under the 2019 Plan. All awards granted under the 2019 Plan shall not be transferable other than by will or by the laws of descent and distribution, unless otherwise determined by our compensation committee.

To the extent permitted under applicable law, our compensation committee will have the authority to accelerate the vesting of any outstanding awards at such time and under such circumstances as it, in its sole discretion, deems appropriate. In the event of a change of control, as defined in the 2019 Plan, any award then outstanding shall be assumed or an equivalent award shall be substituted by the successor corporation of the merger or sale or any parent or affiliate thereof as determined by our board of directors. In the event that the awards are not assumed or substituted, our compensation committee may, in its discretion, accelerate the vesting, exercisability of the outstanding award, or provide for the cancellation of such award and payment of cash, as determined to be fair in the circumstances.

Subject to particular limitations specified in the 2019 Plan and under applicable law, our board of directors may amend or terminate the 2019 Plan, and the compensation committee may amend awards outstanding under the 2019 Plan. In addition, an amendment to the 2019 Plan that requires shareholder approval under applicable law will not be effective unless approved by the requisite vote of shareholders. In addition, in general, no suspension, termination, modification or amendment of the 2019 Plan may adversely affect any award previously granted without the written consent of grantees holding a majority in interest of the awards so affected. The 2019 Plan will continue in effect until all Ordinary Shares available under the 2019 Plan are delivered and all restrictions on those shares have lapsed, unless the 2019 Plan is terminated earlier by our board of directors. No awards may be granted under the 2019 Plan on or after the tenth anniversary of the date of adoption of the 2019 Plan unless our board of directors chooses to extend the term.

Any equity award to an office holder, director or controlling shareholder, whether under the 2019 Plan or otherwise, may be subject to further approvals in addition to the approval of the compensation committee as described above. See “Item 6. Directors, Senior Management and Employees – C. Board Practices – Duties of Directors and Officers and Approval of Specified Related Party Transactions under the Israeli Companies Law.”

F.	Disclosure of Action to Recover Erroneously Awarded Compensation

[Not applicable.]

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of March 15, 2023 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding Ordinary Shares;

●	our directors and members of senior management, or our Named Directors and Officers; and

●	all of our directors and members of senior management as a group.

The beneficial ownership of our Ordinary Shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem Ordinary Shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of March 27, 2023, if any, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of Ordinary Shares beneficially owned is based on 33,082,492 Ordinary Shares outstanding as of March 27, 2023.

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

As of March 27, 2023, there was one shareholder of record of our Ordinary Shares. The number of record holders is not representative of the number of beneficial holders of our Ordinary Shares, as the shares of all our shareholders who hold Ordinary Shares that are traded on the TASE are recorded in the name of our Israeli share registrar, Registration Co. of United Mizrahi Bank Ltd. As of March 27, 2023, there were 73 U.S. persons that were holders of record of ADSs representing our Ordinary Shares, representing approximately 52% of our outstanding Ordinary Shares. The number of record holders is not representative of the number of beneficial holders of the ADSs, as the ADSs of all our shareholders who hold ADSs that are traded on NASDAQ are recorded in the name of their respective brokers.

Unless otherwise noted below, the address for each beneficial owner is c/o BrainsWay Ltd., 19 Hartum Street, Bynet Building 3rd Floor, Har HaHotzvim, Jerusalem, 9777518, Israel.

	Shares Beneficially Owned
	Number	Percentage
5% or Greater Shareholders
RTW Funds(2)	3,204,762	9.69%
Dr. David Zacut (3)	2,273,948	6.87%
Avner Hagai(3)	2,179,609	6.59%
Masters Capital Management, LLC(4)	1,800,000	5.44%
Wasatch Advisors Inc.(5)	1,800,000	5.44%
The Phoenix Provident Funds(1)	1,673,390	5.06%

Named Directors and Officers
Dr. Yiftach Roth	1,083,390	3.27%
Prof. Avraham Zangen(6)	937,143	2.83%
Christopher von Jako(7)	158,750	*
R. Scott Areglado(8)	57,500	*
Hadar Levy(9)	418,377	1.26%
Christopher Boyer(10)	41,250	*
Amit Ginou(11)	114,775	*
Karen Sarid(12)	27,500	*
Yossi Ben Shalom(13)	322,500	*
Avner Lushi(14)	20,625	*
Eti Mitrany(15)	20,625	*
All directors and members of senior management as a group	7,665,992	23.17%

* Less than 1.0%

(1)	The shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd. (the “Phoenix Provident Funds”). The Phoenix Provident Funds manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Provident Funds operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holding Ltd. Is a controlled subsidiary of Delek Group Ltd. The majority of Delek Group Ltd.’s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. The address of the Phoenix Provident Funds is HaShalom Road 53 Giv’atayim, 5345433, Israel.

(2)	The shares are held by RTW Master Fund, Ltd., one or more private funds (together the “Funds”) managed by RTW Investments, LP (the “Adviser”), and Roderick Wong. The Adviser, in its capacity as the investment manager of the Funds, has the power to vote and the power to direct the disposition of all Shares held by the Funds. Roderick Wong is the Managing Partner of the Adviser. The address of RTW Master Fund, Ltd. Is 412 West 15th Street Floor 9, New York, New York 10011.

(3)	A director of the Company. This consists of shares held directly by the named beneficial owner as well as shares held by family members or affiliates of the named beneficial owner.

(4)	The shares are held by Masters Capital Management, LLC and Michael Masters has beneficial ownership by virtue of his role as a control person of Masters Capital Management, LLC. The address of Masters Capital Management, LLC is 3060 Peachtree Road, Suite 1425, Atlanta, Georgia 30305, United States of America.

(5)	The address of Wasatch Advisors Inc. is 505 S Wakara Way FL 3 Salt Lake City, UT, 84108-1246 United States.

(6)	The address of Prof. Avraham Zangen is Mish’ol HaHadas 23, Jerusalem, Israel.

(7)	Consists of 158,750 Ordinary Shares. Mr. Chris von Jako left the Company during February 2023.

(8)	Consists of options to purchase 57,500 Ordinary Shares currently exercisable or exercisable within 60 days. The exercise price of the options is $4.72. The options expire on May 5, 2031.

(9)	Consists of 28,710 Ordinary Shares and options to purchase 385,500 Ordinary Shares currently exercisable or exercisable within 60 days. The exercise price of the options is $4.65, as 220,000 expires on December 8, 2025, 128,00 expires on November 12, 2026 and the remainder expires on October 1, 2027.

(10)	Consists of options to purchase 41,250 Ordinary Shares currently exercisable or exercisable within 60 days. The exercise price of the options is $4.68. The options expire on June 1, 2028.

(11)	Consists of 6,775 Ordinary Shares and options to purchase 108,000 Ordinary Shares currently exercisable or exercisable within 60 days. The exercise price of the options is NIS 15.26, as 50,000 expires on December 8, 2025, 50,00 expires on November 12, 2026 and the remainder expires on July 1, 2023. Mr. Ginou’s employment with the company will conclude on June 20, 2023, following a 3-month notice period.

(12)	Consists of options to purchase 27,500 Ordinary Shares currently exercisable or exercisable within 60 days. The exercise price of the options is NIS 15.26. The options expire on December 3, 2027.

(13)	Consists of 295,000 Ordinary Shares and options to purchase 27,500 Ordinary Shares currently exercisable or exercisable within 60 days. The exercise price of the options is NIS 15.26. The options expire on November 12, 2026.

(14)	Consists of options to purchase 20,625 Ordinary Shares currently exercisable or exercisable within 60 days. The exercise price of the options is NIS 15.26. The options expire on January 13, 2028.

(15)	Consists of options to purchase 20,625 Ordinary Shares currently exercisable or exercisable within 60 days. The exercise price of the options is NIS 15.26. The options expire on January 13, 2028.

The voting rights of our major shareholders do not differ from the voting rights of holders of our Ordinary Shares who are not major shareholders. Each of the above listed securities entitles the holder to one vote at our Company’s shareholder meetings.

Changes in Percentage Ownership by Major Shareholders

Since January 1, 2021, there have been no significant changes in the percentage ownership held by any of our 5% or greater shareholders other than The Phoenix Provident Funds which decreased holdings from 8.90% to 5.09%, Dr. David Zacut increased holdings from 5.4% to 6.7% and Mr. Avner Hagai increased holdings from 5.3% to 6.5%, Cowen Financial Products LLC which decreased holdings below 5%.

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

Employment Agreement with Hadar Levy our Chief Executive Officer

In March 2023 we entered into an employment agreement with Hadar Levy reflecting his compensation package and other terms as our new CEO. The terms were approved by our shareholders in the annual general meeting held on March 20, 2023. The following is a description of Mr. Levy’s compensation package, effective as of the date that Mr. Levy was appointed as the CEO, namely February 13, 2023: Annualized gross base salary of NIS 1,020,000 (calculated on the basis of NIS 85,000 monthly); Performance-based bonus in a gross amount not exceeding six (6) months of then current base salary based on achievement of the milestones, goals and targets to be set each year by the Board; 320,000 options to purchase Ordinary Sharers of the Company, at an exercise price based on the closing price of the Company on the last trading day prior to the date of this shareholders meeting, subject to standard terms in the company's Amended and Restated 2019 Share Incentive Plan and compliance with all applicable laws. The options are subject to our standard 4 year vesting period, with acceleration in the event of a change of control; If Mr. Levy’s employment is terminated by the company without cause (1) where such termination occurs during the first two years of employment as CEO, Mr. Levy shall be entitled to a 6 month prior notice, and (2) where such termination occurs after the first two year of employment as CEO, Mr. Levy shall be entitled to a 4 month prior notice; Mr. Levy undertook not to compete with the products and services offered by the Company and not to do any interfering activities during the term of his employment and for 12 months of the date of termination of his employment for any reason.

Engagement with executive directors

We have engaged with each of our executive directors for compensation paid to them with respect to the services provided to the Company, for more information please see “Item 6B. – Compensation –Director Compensation.”

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

Option Grants

Each of our directors and members of senior management are participants in our Share Incentive Plan, pursuant to which they receive from time to time grants of options to purchase our Ordinary Shares. For more information, see “Item 6. Directors, Senior Management and Employees—Share Ownership—Award Plans.”

Since January 1, 2020, we granted options to purchase 370,000 Ordinary Shares to employees and directors, with a weighted average exercise price, following the completion of the Exchange Offer, of approximately $3.94 per share, or approximately NIS 13.87 per share (based on the exchange rate reported by the Bank of Israel on December 31, 2022), and 1,108,130 restricted share units (RSUs).

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

A.	Consolidated Statements and Other Financial Information

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

Legal Proceedings

From time to time, we may become a party to legal proceedings and claims in the ordinary course of business. We are not currently a party to any significant legal proceedings. On January 10, 2023 we settled a claim filed against us by Neuronetics, Inc. in the Delaware District court, on mutually agreeable terms and without any admission of liability or wrongdoing, including the release of certain potential counterclaims, to avoid the time, expense and uncertainty of litigation.

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

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2022.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our Ordinary Shares have been trading on the TASE under the symbol “BWAY” since January 2007. The ADSs representing our Ordinary Shares have been trading on The NASDAQ Capital Market under the symbol “BWAY” since April 16, 2019.

There were no suspensions in the trading of our shares in 2022, 2021 and 2020.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Ordinary Shares are listed and traded on the TASE, and ADSs, each representing two Ordinary Shares and evidenced by an American depositary receipt, or ADR, are traded on The Nasdaq Global Market under the symbol “BWAY.” The ADRs were issued pursuant to a Depositary Agreement entered into with The Bank of New York.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2023 tax year.

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

Corporate and individual shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (23% in 2023), and a marginal tax rate of up to 50% in 2023 for individuals, including an excess tax (as discussed below).

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

Payors of consideration for the Shares, including the purchaser, the Israeli stockbroker or the financial institution through which the Shares are held, are obligated, subject to certain exemptions, to withhold tax upon the sale of Shares at a rate of 25% of the consideration for individuals and corporations.

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

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident), and who have taxable income that exceeds a certain threshold in a tax year (NIS 698,280 for 2023, linked to the Israeli Consumer Price Index) will be subject to an additional tax at the rate of 3% on his or her taxable income for such tax year that is in excess of such amount. For this purpose, taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

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

Under the Code, certain dividends received by non-corporate U.S. Holders will be subject to a maximum federal income tax rate of 20%. This reduced income tax rate is only applicable to dividends paid by a “qualified foreign corporation” that is not a PFIC for the year in which the dividend is paid or for the preceding taxable year, and only with respect to Ordinary Shares or ADSs held by a qualified U.S. Holder (i.e., a non-corporate holder) for a minimum holding period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date). As discussed below, however, we will likely be a “passive foreign investment company” (see “Item 10. Additional Information – E. Taxation – U.S. Federal Income Tax Considerations – Passive Foreign Investment Companies” below) for our current taxable year and future taxable years. Accordingly, dividends paid by us to individual U.S. Holders may not be eligible for the reduced income tax rate applicable to qualified dividends. You should consult your own tax advisor regarding the availability of this preferential tax rate under your particular circumstances.

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

Passive Foreign Investment Companies

Although we have not made a formal determination as to whether we would be classified as a PFIC, it is likely that we will be treated as a PFIC for U.S. federal income tax purposes for our current taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of the Ordinary Shares or ADSs, our PFIC status will depend in large part on the market price of the Ordinary Shares or ADSs, which may fluctuate significantly. Based on our retention of a significant amount of cash and cash equivalents, and depending on the market price of the Ordinary Shares or ADSs, we may be a PFIC for the current taxable year and future taxable years.

If we are a PFIC for any year during which you hold the Ordinary Shares or ADSs, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the Ordinary Shares or ADSs, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the Ordinary Shares or ADSs you hold. If such election is made, you will be deemed to have sold the Ordinary Shares or ADSs you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the Ordinary Shares or ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares or ADSs, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares or ADSs will be treated as an excess distribution. Under these special tax rules, if you receive any excess distribution or realize any gain from a sale or other disposition of the Ordinary Shares or ADSs:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares or ADSs;

●	the amount of excess distribution or gain allocated to the current taxable year, and any taxable year before the first taxable year in which we were a PFIC, must be included in gross income (as ordinary income) for the current tax year; and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to.

The tax liability for amounts allocated to years before the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares or ADSs cannot be treated as capital, even if you hold the Ordinary Shares or ADSs as capital assets.

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the general tax treatment for PFICs discussed above. If you make a mark-to-market election for the Ordinary Shares or ADSs, you will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the Ordinary Shares or ADSs as of the close of your taxable year over your adjusted basis in such Ordinary Shares or ADSs. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares or ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares or ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares or ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares or ADSs, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares or ADSs to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for the Ordinary Shares or ADSs. Your basis in the Ordinary Shares or ADSs will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except the lower applicable tax rate for qualified dividend income would not apply. If we cease to be a PFIC when you have a mark-to-market election in effect, gain or loss realized by you on the sale of the Ordinary Shares or ADSs will be a capital gain or loss and taxed in the manner described above under “Sale or Other Disposition of Ordinary Shares or ADSs.”

The mark-to-market election is available only for “marketable stock,” which is a stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or another market, as defined in applicable U.S. Treasury regulations. Any trades that have as their principal purpose meeting this requirement will be disregarded. The Ordinary Shares or ADSs are listed on the Nasdaq Global Market and, accordingly, provided the Ordinary Shares or ADSs are regularly traded, if you are a holder of Ordinary Shares or ADSs, the mark-to-market election would be available to you if we are a PFIC. Once made, the election cannot be revoked without the consent of the IRS unless the Ordinary Shares or ADSs cease to be marketable stock. If we are a PFIC for any year in which the U.S. Holder owns Ordinary Shares or ADSs but before a mark-to-market election is made, the interest charge rules described above will apply to any mark-to-market gain recognized in the year the election is made. If any of our subsidiaries are or become PFICs, the mark-to-market election will not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. A U.S. Holder should consult its own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE IMPACT OF OUR POTENTIAL PFIC STATUS ON YOUR INVESTMENT IN THE Ordinary Shares or ADSs AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE ADSs.

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

Foreign Currency Exchange Risk

The U.S. dollar is our functional and reporting currency. Although a substantial portion of our expenses (mainly salaries and related costs) are denominated in NIS, accounting for approximately 41% of our expenses in the year ended December 31, 2022, all of our financing has been in U.S. dollars, and the substantial majority of our liquid assets are held in U.S. dollars. Furthermore, while we anticipate that a portion of our expenses, principally salaries and related personnel expenses in Israel will continue to be denominated in NIS, we expect to incur an increasing amount of expenses in U.S. dollars as we increase our marketing and sales personnel, and enhance our clinical studies. Changes of 5% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately $784/$867thousand during the year ended December 31, 2022. We also have expenses, although to a much lesser extent, in other non-U.S. dollar currencies, in particular the Euro.

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

Each of the American Depositary Shares, or ADSs, represents two (2) Ordinary Shares. The ADSs trade on The Nasdaq Global Market.

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

Fees and Expenses

Persons depositing or withdrawing shares or American Depositary Shareholders must pay:

$5.00 (or less) per 100 American Depositary Shares (or portion of 100 American Depositary Shares, including issuances resulting from a distribution Depositary Shares)	● Issuance of shares or rights or other property ● Cancellation of American Depositary Shares for the purpose of withdrawal, including if the deposit agreement terminates
$.05 (or less) per American Depositary Share	● Any cash distribution to American Depositary Shareholders
A fee equivalent to the fee that would be payable if securities distributed to you

● Distribution of securities distributed to holders of deposited securities which are distributed had been shares and the shares had been deposited for issuance of American Shareholders by the depositary to American Depositary Shares

$.05 (or less) per American Depositary Shares per calendar year	● Depositary services
Registration or transfer fees	● Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary (when expressly provided in the deposit agreement)	● Cable, telex, and facsimile transmissions ● Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to	● As necessary pay on any American Depositary Share or share underlying an American Depositary Share, for example, stock transfer taxes, stamp duty or withholding taxes
Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013). Based on our assessment and this framework, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2022.

(c)           Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d)           Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2022, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

	Year Ended December 31,
Services Rendered	2022	2021
Audit (1)	220	205
Tax fees (2)	92	74
All other fees (3)	—	50
Total	312	329

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related fees for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees”.

(3)	Tax fees relate to tax compliance, tax planning, and tax advice.

(4)	Fees relating to F-3 registration statement and follow-on underwritten public offering of ADSs.

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

During 2022, all services provided to us by Ernst & Young were approved by our Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In November 2022, Dr. David Zacut and Mr. Avner Hagai, directors of our board of directors, separately purchased our ordinary shares in open market purchases. Dr. Zacut purchased 431,797 ordinary shares on the open market for a total amount of 1,607,676 NIS, at an average price of approximately 3.72 NIS per share, and Mr. Hagai purchased 403,312 ordinary shares on the open market for a total amount of 1,581,048 NIS, at an average price of approximately 3.92 NIS per share.

Additionally, in December 2022 Mr. Yossi Ben Shalom, a director of our board of directors, purchased 147,500 ADRs (representing 295,000 ordinary shares) on the open market for a total amount of $277,300, at an average price of $1.88 per ADR.

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

Nasdaq Stock Listing Rules and Home Country Practices

As a foreign private issuer whose shares are listed on The Nasdaq Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of The Nasdaq Global Market. Pursuant to the “foreign private issuer exemption”:

●	we established a quorum requirement such that the quorum for any meeting of shareholders is two or more shareholders holding at least 331/3% of our voting rights, which complies with Nasdaq requirements; however, if the meeting is adjourned for lack of quorum, the quorum for such adjourned meeting will be any number of shareholders, instead of 331/3% of our voting rights;
●	we also follow Israeli corporate governance practice in lieu of Nasdaq Marketplace Rule 5635(c), which requires shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the shares or assets of another company) and prior to an issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants. By contrast, under the Israeli Companies Law, shareholder approval is required (subject to certain limited exceptions) for, among other things: (a) transactions with directors concerning the terms of their service (including indemnification, exemption, and insurance for their service or for any other position that they may hold at a company); (b) extraordinary transactions with controlling shareholders of publicly held companies; (c) terms of office, and employment or other engagement of our controlling shareholder, if any, or such controlling shareholder’s relative; (d) approval of transactions with the company’s Chief Executive Officer with respect to his or her compensation, whether in accordance with the approved compensation policy of the company or not, or transactions with officers of the company not in accordance with the approved compensation policy; (e) approval of the compensation policy of the company for office holders; and (f) certain private placements involving the issuance of 20% or more of our total voting rights, or private placements as a result of which a person will become a controlling shareholder of the company. In addition, under the Israeli Companies Law, a merger requires approval of the shareholders of each of the merging companies; and

Otherwise, we comply with the rules generally applicable to U.S. domestic companies listed on The Nasdaq Global Market. However, we may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.	EXHIBITS

See Exhibit Index on page 194.

BRAINSWAY LTD
EXHIBIT INDEX

1.1	Articles of Association of the Registrant, as amended (unofficial English translation) (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F, filed with the Commission on April 12, 2022).
2.1	Form of Deposit Agreement between BrainsWay Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 filed by The Bank of New York Mellon with the SEC on February 1, 2019).
2.2	Form of American Depositary Receipt (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 filed by The Bank of New York Mellon with the SEC on February 1, 2019).
2.3	Description of Share Capital (incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F, filed with the Commission on April 12, 2022).
4.1	Amended and Restated BrainsWay 2019 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F, filed with the Commission on April 19, 2021).
4.2	Form of Letter of Exculpation and Indemnification (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).
4.3	**Compensation Policy for Executive Officers and Directors, dated December 22, 2021 as amended on March 20, 2023.

4.4	Employment Agreement, dated April 3, 2006, by and between Brain Research and Development Services Ltd. and Dr. Yiftach Roth, as amended by First Amendment to Employment Agreement, dated May 9, 2006 (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).
4.5	Employment Agreement, dated November 24, 2019, between BrainsWay Ltd. and Christopher Von Jako (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F, filed with the Commission on March 23, 2020) and an amendment dated March 4, 2021 (incorporated by reference to Exhibit 4.5 to the Company’s Annual Report on Form 20-F, filed with the Commission on April 12, 2022).
4.6**	Employment Agreement, dated March 22, 2023, between BrainsWay Inc. and Hadar Levy as Chief Executive Officer.
4.7	Employment Agreement, dated March 25th, 2021, between BrainsWay Inc. and R. Scott Areglado (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F, filed with the Commission on April 12, 2022).
4.8	Patent License Agreement, dated July 7, 2003, by and between BrainsWay, Inc. and the United States Public Health Service (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).
4.9	Patent License Amendment, dated August 24, 2005, by and between BrainsWay, Inc. and the United States Public Health Service (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).
4.10	Second Amendment to Patent License Agreement, dated April 17, 2008, by and between BrainsWay, Inc. and the United States Public Health Service (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).
4.11	Research and License Agreement, dated June 2, 2005, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).
4.12	First Addendum Agreement, dated August 19, 2007, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).
4.13	Second Addendum Agreement, dated January 18, 2009, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).
4.14	Third Addendum Agreement, dated March 23, 2010, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.15	Fourth Addendum Agreement, dated November 12, 2009, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).
4.16	First Amendment to Fourth Addendum Agreement, dated May 11, 2010, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).
4.17	Fifth Addendum Agreement, dated February 22, 2018, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).
4.18	Underwriting Agreement, dated February 23, 2021, between the Company and Oppenheimer & Co. Inc. (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by the Company with the SEC on February 25, 2021).
8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).
12.1**	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2**	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13**	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1**	Consent of Kost Forer Gabbay & Kasierer, Member Firm of Ernst & Young Global.
101	The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2022 formatted in Inline XBRL: (i) Consolidated Statements of Comprehensive Loss, (ii) Consolidated Statements of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.
104	Cover Page Interactive Data File.

**       Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRAINSWAY LTD.

By:	/s/ Hadar Levy
Name: Hadar Levy
Title: Chief Executive Officer

By:	/s/ R. Scott Areglado
Name: R. Scott Areglado
Title: Senior Vice President and Chief Financial Officer

Date: March 27, 2023

BRAINSWAY LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

U.S. DOLLARS IN THOUSANDS

F-1

BRAINSWAY LTD. AND ITS SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022 AND 2021 AND FOR THE YEARS ENDED
DECEMBER 31, 2022, 2021 AND 2020

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

BRAINSWAY LTD. and its subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of the financial position of BrainsWay Ltd. and its subsidiaries (“the Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

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

Tel-Aviv, Israel

March 27, 2023

BRAINSWAY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2022	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	4	$47,581	$16,921
Short-term deposits	5	271	40,428
Trade receivables, net	6	4,844	6,332
Inventory		3,837	-
Other current assets	7	1,556	1,766
Total current assets		58,089	65,447
NON-CURRENT ASSETS:
System components	8	$1,220	$4,463
Leased systems, net	8	3,118	3,813
Other property and equipment, net	8	1,008	1,055
Other long-term assets		1,042	954
Total non-current assets		6,388	10,285
Total assets		$64,477	$75,732

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		$1,116	$1,102
Deferred revenues		1,477	2,195
Liability in respect of research and development grants	14a	1,057	978
Other accounts payable	9	4,491	4,792
Total current liabilities		8,141	9,067
NON-CURRENT LIABILITIES:
Deferred revenues and other liabilities	10	4,923	3,419
Liability in respect of research and development grants	14a	6,016	5,921
Total non-current liabilities		10,939	9,340
EQUITY:	15
Share capital		364	363
Share premium		138,146	137,566
Share-based payment reserve	16	6,180	5,340
Currency Translation Adjustments		(2,188)	(2,188)
Accumulated deficit		(97,105)	(83,756)
Total equity		45,397	57,325
Total equity and liabilities		$64,477	$75,732

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSWAY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2022	2021	2020
Revenues	17a	$27,177	$29,657	$22,057
Cost of revenues	17b	7,129	6,599	5,058
Gross profit		20,048	23,058	16,999

Research and development expenses, net	17c	7,678	6,393	5,823
Selling and marketing expenses	17d	18,199	15,880	11,283
General and administrative expenses	17e	6,854	5,784	4,722
Total operating expenses		32,731	28,057	21,828
Operating loss		12,683	4,999	4,829
Finance expense, net	17f	351	1,420	319

Loss before income taxes		13,034	6,419	5,148
Income taxes	13	315	43	237
Net loss and total comprehensive loss		$13,349	$6,462	$5,385
Basic and diluted net loss per share	18	$(0.40)	$(0.21)	$(0.24)

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSWAY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Share capital	Share premium	Reserve for share-based payment transactions	Currency translation adjustments	Accumulated deficit	Total equity
Balance at January 1, 2020	$233	93,649	4,435	(2,188)	(71,909)	24,220
Net loss and total comprehensive loss	-	-	-	-	(5,385)	(5,385)
Forfeiture of share options	-	-	(187)	-	-	(187)
Issuance of shares, net (*)		466	(466)			-
Expiration of share options		1,020	(1,020)	-	-	-
Cost of share-based payment	-	-	986	-	-	986
Balance at December 31, 2020	233	95,135	3,748	(2,188)	(77,294)	19,634
Net loss and total comprehensive loss	-	-	-	-	(6,462)	(6,462)
Exercise of share options	1	158	(159)			-
Expiration of share options	-	142	(142)	-	-	-
Issuance of shares, net (**)	129	42,131	-	-	-	42,260
Cost of share-based payment	-	-	1,893	-	-	1,893
Balance at December 31, 2021	363	137,566	5,340	(2,188)	(83,756)	57,325
Net loss and total comprehensive loss	-	-	-	-	(13,349)	(13,349)
Exercise of share options	1	436	(437)			-
Expiration of share options	-	197	(197)	-	-	-
Issuance of shares, net	-	(53)	-	-	-	(53)
Cost of share-based payment	-	-	1,474	-	-	1,474
Balance at December 31, 2022	364	138,146	6,180	(2,188)	(97,105)	45,397

(*)	Net of issuance expenses of $4,444 thousand.
(**)	Net of issuance expenses of $2,940 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSWAY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2022	2021	2020
Cash flows from operating activities:
Total comprehensive loss	$(13,349)	$(6,462)	$(5,385)
Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit or loss items:
Depreciation and amortization	558	560	438
Depreciation of leased systems	976	1,126	1,180
Impairment and disposal	816	1,295	1,061
Withdrawal of lease due to termination of contract	-	-	(5)
Finance expenses, net	351	1,420	319
Cost of share-based payment	1,474	1,893	799
Income taxes	315	43	237
Total adjustments to reconcile loss	4,490	6,337	4,029
Changes in asset and liability items:
Increase in inventory	(3,595)	-	-
Increase in trade receivables	1,456	(849)	(7)
Increase in other accounts receivable	(403)	(1,226)	(97)
Increase (decrease) in trade payables	-	289	(552)
Increase in other accounts payable	298	815	515
Increase in deferred revenues and other liabilities	790	2,039	320
Total changes in asset and liability	(1,454)	1,068	179
Cash paid and received during the year for:
Interest paid	(46)	(62)	(71)
Interest received	1,042	17	61
Income taxes paid	(443)	(14)	(249)
Total cash paid and received during the year	553	(59)	(259)
Net cash provided by (used in) operating activities	(9,760)	884	(1,436)
Cash flows from investing activities:
Proceeds from (purchase of) disposal of property and equipment and system components, net	1,936	(2,238)	(2,470)
Withdrawal of (investment in) short-term deposits, net	40,254	(40,000)	-
investment in long-term deposits, net	(21)	22	5
Net cash used in investing activities	42,169	(42,216)	(2,465)
Cash flows from financing activities:
Receipt of government grants	15	492	42
Repayment of liability in respect of research and development grants	(977)	(761)	(655)
Repayment of lease liability	(533)	(475)	(417)
Issuance of share capital, net	(52)	42,260	-
Net cash provided by (used in) financing activities	(1,547)	41,516	(1,030)
Exchange rate differences on cash and cash equivalents	(202)	(224)	218
Increase (decrease) in cash and cash equivalents	30,660	(40)	(4,713)
Cash and cash equivalents at the beginning of the year	16,921	16,961	21,674
Cash and cash equivalents at the end of the year	$47,581	$16,921	$16,961

BRAINSWAY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

(a) Significant non-cash transactions:
Purchase of property and equipment on credit	$-	$-	$23
Recognition of new lease liability and right-of-use	301	587	48
Termination of lease liability and right of-use	$-	$(64)	$(51)

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: GENERAL

a.	A general description of the Company and its activity:

BrainsWay is a leader in advanced non-invasive neurostimulation treatments for mental health disorders. The Company is advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. The Company has obtained from the U.S. Food and Drug Administration (FDA) three cleared indications backed by pivotal studies demonstrating clinically proven efficacy. Current indications include MDD (Major Depressive Disorder), obsessive-compulsive disorder (OCD), and smoking addiction.

The Company received its first commercial Deep TMS product received clearance from the FDA in 2013, for the treatment of MDD in adult patients who have failed to achieve satisfactory improvement from anti-depressant medication. In April 2021, the Company received FDA clearance for a shorter innovative MDD treatment and in August 2021, the Company received an additional clearance from the FDA for expansion of the existing MDD clearance to include the non-invasive treatment of anxiety symptoms.

The Company received a clearance from the FDA in August 2020, for use of its Deep TMS system as an aid in short-term smoking cessation in adults.

BrainsWay Ltd. (the “Company”) and its wholly owned subsidiaries, BrainsWay, Inc. (“Inc”), Brain R&D Services Ltd. (“Brain R&D”), BrainsWay USA Inc (“USA Inc”), collectively (the “Group”) derive revenues from the sale and lease of its systems.

In 2022, the Company extended its FDA clearance for MDD (including anxious depression) to our H7 Coil, also via the 510(k) process.

b.	Following the global macroeconomic developments in 2022, there was an increase in rates of inflation in Israel and worldwide. As part of the measures taken to restrain inflationary price increases, central banks around the world, including the Bank of Israel, began raising their benchmark interest rates.

In 2022 these effects continued, albeit to a lesser extent than seen during the initial onset of the pandemic in 2020, which resulted in less commercial activity than could have otherwise been achieved. The extent to which the COVID-19 or other global pandemic impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including further outbreaks of existing or new variant strains, new information which may emerge concerning the nature and effects of the pandemic, and/or any governmental mandates or other similar actions instituted to contain the virus or treat its impact, among others.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: GENERAL (Continued)

c.	The Company has a negative cash flow from operating activities and an operating loss of $9,760 and $12,683 for the year ended December 31, 2022, respectively. The Company’s management and board of directors believe that the Company has the current funding to finance its business activity according to its plans in the foreseeable future.

d.	The financial statements of the Company as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022 were authorized for issuance in accordance with a resolution of the board of directors on March 27, 2023.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

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

The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is separately determined for each Group entity and is used to measure its financial position and operating results. The Group determines the functional currency of each Group entity. The Company’s functional and presentation currency is the US Dollar for all reported periods and subsidiaries.

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

f.	Inventories and system components:

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs necessary to make the sale. The Company periodically evaluates the condition and age of inventories and makes provisions for slow moving inventories accordingly.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

g.	Revenue recognition:

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

The impairment and disposals of leased systems and system components recognized in cost of revenues was $816, $1,295 and $1,061 for the years ended December 31, 2022, 2021 and 2020, respectively.

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

Loss per share is calculated by dividing the net loss attributable to equity holders of the Company by the weighted number of ordinary shares outstanding during the period. The Company does not have dilutive instruments since it generates loss in each of the three years in the period ended December 31, 2022.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

u.	Amendment to IAS 16, "Property, Plant and Equipment":

In January 2020, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements" regarding the criteria for determining the classification of liabilities as current or non-current ("the Original Amendment"). In October 2022, the IASB issued a subsequent amendment ("the Subsequent Amendment").

According to the Subsequent Amendment:

Only covenants with which an entity must comply on or before the reporting date will affect a liability's classification as current or non-current.

An entity should provide disclosure when a liability arising from a loan agreement is classified as non-current and the entity's right to defer settlement is contingent on compliance with future covenants within twelve months from the reporting date. This disclosure is required to include information about the covenants and the related liabilities. The disclosures must include information about the nature of the future covenants and when compliance is applicable, as well as the carrying amount of the related liabilities. The purpose of this information is to allow users to understand the nature of the future covenants and to assess the risk that a liability classified as non-current could become repayable within twelve months. Furthermore, if facts and circumstances indicate that an entity may have difficulty in complying with such covenants, those facts and circumstances should be disclosed.

According to the Original Amendment, the conversion option of a liability affects the classification of the entire liability as current or non-current unless the conversion component is an equity instrument.

The Original Amendment and Subsequent Amendment are both effective for annual periods beginning on or after January 1, 2024, and must be applied retrospectively. Early application is permitted.

The Company is evaluating the effects of the Amendments on its financial statements.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Continued)

v.	Amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors":

In February 2021, the IASB issued an amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors" ("the Amendment"), in which it introduces a new definition of "accounting estimates".

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

w.	Amendment to IAS 12, "Income Taxes":

In May 2021, the IASB issued an amendment to IAS 12, "Income Taxes" ("IAS 12"), which narrows the scope of the initial recognition exception under IAS 12.15 and IAS 12.24 ("the Amendment").

According to the recognition guidelines of deferred tax assets and liabilities, IAS 12 excludes recognition of deferred tax assets and liabilities in respect of certain temporary differences arising from the initial recognition of certain transactions. This exception is referred to as the "initial recognition exception". The Amendment narrows the scope of the initial recognition exception and clarifies that it does not apply to the recognition of deferred tax assets and liabilities arising from transactions that are not a business combination and that give rise to equal taxable and deductible temporary differences, even if they meet the other criteria of the initial recognition exception.

The Amendment applies for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. In relation to leases and decommissioning obligations, the Amendment is to be applied commencing from the earliest reporting period presented in the financial statements in which the Amendment is initially applied. The cumulative effect of the initial application of the Amendment should be recognized as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.

The Company estimates that the initial application of the Amendment is not expected to have a material impact on its financial statements.

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

NOTE 4: CASH AND CASH EQUIVALENTS

	December 31,
	2022	2021
Cash for immediate withdrawal	$7,307	$15,471
Cash equivalents - bank deposits less than three months	40,274	1,450
Total	$47,581	$16,921

NOTE 5: SHORT-TERM DEPOSITS

	December 31,
	2022	2021
Bank deposits	$271	$40,428

Short-term deposits at banks are for periods of up to one year. The deposits earn annual interest at the respective term of the deposits of approximately 0.5%.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 6: TRADE RECEIVABLES, NET

a.       Trade receivables, net:

	December 31,
	2022	2021
Open accounts (1)	5,945	$7,588
Less-allowance for credit losses	(1,101)	(1,256)
Trade receivables, net	$4,844	$6,332

(1)	Trade receivables generally have 90-day credit terms. Certain customers payments are made through monthly credit card transactions.

b.       Movement in allowance credit losses:

U.S. dollars in thousands
Balance as of January 1, 2021	1,432
Provision for the year	323
Derecognition of bad debts	(499)
Balance as of December 31, 2021	$1,256
Provision for the year	282
Derecognition of bad debts	(437)
Balance as of December 31, 2022	$1,101

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 6: TRADE RECEIVABLES, NET (Continued)

Following is information about the credit risk exposure of the Company’s trade receivables:

December 31, 2022:

	U.S. dollars in thousands
	Not past	< 30	30 - 60	61 - 90	91 - 120	>120
	due	days	days	days	days	days	Total
	U.S. dollars in thousands
Gross carrying amount	$1,570	$999	$357	$330	$491	$2,198	$5,945
Allowance for doubtful accounts	$4	$87	$48	$60	$78	$824	$1,101
Trade receivables, net	1,566	912	309	270	413	1,374	$4,844

December 31, 2021:

	U.S. dollars in thousands
	Not past	< 30	30 - 60	61 - 90	91 - 120	>120
	due	days	days	days	days	days	Total
	U.S. dollars in thousands
Gross carrying amount	$2,715	$910	$847	$693	$435	$1,988	$7,588
Allowance for doubtful accounts	$7	$64	$59	$97	$65	$964	$1,256
Trade receivables, net	2,708	846	788	596	370	1,024	$6,332

NOTE 7: OTHER CURRENT ASSETS

	December 31,
	2022	2021
Government authorities	$606	$388
Consumables	-	200
Prepaid expenses and other	950	1,178
Other current assets	$1,556	$1,766

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 8: SYSTEM COMPONENTS, LEASED SYSTEMS, OTHER PROPERTY AND EQUIPMENT, NET

December 31, 2022:

					Laboratory		Office
					equipment		furniture
	System		Leased		and	Right of	and	Leasehold
	Components		systems		Computers	use assets	equipment	improvements	Total
Cost:
Balance at January 1, 2022	$4,463		$7,463		$1,170	$1,635	$135	$69	$14,935
Additions	5,930		-		106	301	90	30	6,457
Transfer to Leased systems	(836)		836		-	-	-	-	-
Reductions	(8,337)	(**)	(1,072)	(*)	-	(1,122)	-	(18)	(10,549)
Balance at December 31, 2022	1,220		7,227		1,276	814	225	81	10,843

Accumulated depreciation:
Balance at January 1, 2022	$-		$3,650		$857	$981	$63	$53	$5,604
Additions	-		976		69	476	13	2	1,536
Reductions	-		(517)		-	(1,126)	-	-	(1,643)

Balance at December 31, 2022	-		4,109		926	331	76	55	5,497

Depreciated cost at December 31, 2022	$1,220		$3,118		$350	$483	$149	$26	$5,346

(*)	Derived mainly from returned systems as well as sale of leased systems.
(**)	Reduction in systems components for the year ended December 31, 2022, mainly includes (a) reclassification to inventory in the amount of $3,837, (b) impairment provision in the amount of $816 and (c) system components sold in the amount of $3,006.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 8: PROPERTY AND EQUIPMENT, NET

December 31, 2021:

					Laboratory		Office
					equipment		furniture
	System		Leased		and	Right of	and	Leasehold
	Components		systems		Computers	use assets	equipment	improvements	Total
Cost:
Balance at January 1, 2021	$3,642		$8,620		$845	$1,335	$96	$52	$14,590
Additions	5,448		-		325	587	39	17	6,416
Transfer to Leased systems	(985)		985		-	-	-	-	-
Reductions	(3,642)	(**)	(2,142)	(*)	-	(287)	-	-	(6,071)
Balance at December 31, 2021	4,463		7,463		1,170	1,635	135	69	14,935

Accumulated depreciation:
Balance at January 1, 2021	$-		$3,422		$775	$735	$56	$52	$5,040
Additions	-		1,126		82	470	7	1	1,686
Reductions	-		(898)		-	(224)	-	-	(1,122)

Balance at December 31, 2021	-		3,650		857	981	63	53	5,604

Depreciated cost at December 31, 2021	$4,463		$3,813		$313	$654	$72	$16	$9,331

(*)	Derived mainly from returned systems as well as sale of leased systems.
(**)	Reduction in systems components for the year ended December 31, 2021, mainly includes (a) impairment provision in the amount of $1,295 and (b) system components sold in the amount of $1,789.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 9: OTHER ACCOUNTS PAYABLE

	December 31,
	2022	2021
Employee and payroll accruals	$1,868	$1,139
Accrued expenses	2,309	2,899
Tax payable	-	18
Liabilities to related parties (1)	80	236
Lease liabilities	234	500

Other accounts payable	$4,491	$4,792

(1)	A current non-interest-bearing account.

NOTE 10: NON-CURRENT LIABILITIES

Composition:

	December 31,
	2022	2021
Deferred revenues (a)	4,669	3,157
Lease liabilities (b)	254	254
Other liabilities	-	8

Total non-current liabilities	$4,923	$3,419

a.	Including an amount of $1,479 relating to deferred distribution fees received as of the both years ended December 31, 2022 and 2021, respectively. For more information see note 14c.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 10: NON-CURRENT LIABILITIES (Continued)

b.	Lease liabilities:

December 31, 2022:	U.S. dollars in
thousands
Maturity analysis:
Less than one year	265
One to five years	269
Total lease commitments	534
Impact of discounting remaining lease payments	(46)
Lease liabilities as of December 31, 2022:	488

Current	234
Non-current	254

Total	$488

December 31, 2021:	U.S. dollars in thousands
Maturity analysis:
Less than one year	537
One to five years	258
Total lease commitments	795
Impact of discounting remaining lease payments	(41)
Total lease liabilities as of December 31, 2021	754

Current	500
Non-current	254

Total	$754

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

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 11: FINANCIAL INSTRUMENTS (Continued)

The table below presents the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

December 31, 2022:

	Less than	1 to 2	2 to 3	3 to 4	4 to 5	> 5
	one year	years	years	years	years	years	Total
Trade payables	$1,116	$-	$-	$-	$-	$-	$1,116
Other accounts payable	4,257	-	-	-	-	-	4,257
Liability in respect of research and development grants	1,057	1,267	1,392	1,442	1,319	5,076	11,553
Lease liability	234	161	61	32	-	-	488

Total	$6,664	$1,428	$1,453	$1,474	$1,319	$596	$17,414

December 31, 2021:

	Less than	1 to 2	2 to 3	3 to 4	4 to 5	> 5
	one year	years	years	years	years	years	Total
Trade payables	$1,103	$-	$-	$-	$-	$-	$1,103
Other accounts payable	4,292	-	-	-	-	-	4,292
Liability in respect of research and development grants	1,103	1,373	1,793	2,270	2,678	3,190	12,407
Lease liability	537	158	100	-	-	-	795

Total	$7,035	$1,531	$1,893	$2,270	$2,678	$3,190	$18,597

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 11: FINANCIAL INSTRUMENTS (Continued)

b.	Sensitivity tests relating to changes in foreign currency:

	December 31,
	2022	2021
Sensitivity test to changes in the NIS exchange rate:
Gain (loss) from the change:
Increase of 5% in exchange rate	$8	$130
Decrease of 5% in exchange rate	$(8)	$(130)

As of December 31, 2022, the Company has excess of financial liabilities over financial assets in NIS in relation to US dollar of $ 165.

As of December 31, 2022, the Company has excess of financial assets over financial liabilities in Euro and CAD in relation to US dollar of $ 79 and $123, respectively. An increase or decrease of 5% of the US dollar relative to the Euro would not have a significant effect on the Company.

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

Expense in respect of defined contribution plans was $345 and $329 for the years ended December 31, 2022 and 2021, respectively.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 13: TAXES ON INCOME

a.	Tax rates applicable to the Company and subsidiaries:

1.	Tax rate applicable to the Company and Brain R&D:

The Israeli corporate income tax rate was 23% in 2022, 2021 and 2020.

A company is taxable on its real capital gains at the corporate income tax rate in the year of sale.

2.	Tax rate applicable to US subsidiaries:

The subsidiaries are subject to U.S federal tax at the rate of 21%.

On December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Act") was signed into law making significant changes to U.S. income tax law. These changes include, but are not limited to, a corporate tax rate decrease from 35% to 21% effective for tax years 2018 onwards and created new taxes on certain foreign- sourced earnings and certain related-party payments.

The Tax Act required the Company to pay U.S. income taxes on accumulated foreign subsidiaries earnings not previously subject to U.S. income tax at a rate of 15.5% to the extent of foreign cash and certain other net current assets and 8% on the remaining earnings.

c.	Tax assessments:

The Company and the Israeli subsidiary received final tax assessments through tax year 2016. The subsidiary, Inc, received final tax assessments through the 2019 tax year.

d.	Carryforward losses for tax purposes:

Carryforward losses for tax purposes as of December 31, 2022 amount to approximately $79 million in Brainsway Ltd. (on an Israeli consolidated basis).

e.	Deferred taxes:

The Company did not record deferred tax assets with respect to net operating losses incurred by the Company and the Israeli subsidiary since it is not probable that they will generate a taxable income in future years.

The Company recorded deferred tax assets in the amount of $276 and $458 as of December 31, 2022 and 2021, respectively, in respect of temporary differences in the US subsidiaries. Tax reconciliation:

f.	For the years ended December 31, 2022 and 2021, the main differences between the statutory corporate tax benefits of $2,998 and $1,476, and the tax expense (in respect of income generated by the US subsidiaries) in the amounts of $315 and $43 are mainly attributable to the carryforward losses in Israel, for which no deferred taxes were recorded.

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

The Company's provision for royalties payable to the IIA as of December 31, 2022 and 2021 amounts to $7,073 and $6,899, respectively.

As of December 31, 2022, the maximum royalties payable by the Company in the future in respect of active projects is $11,553, including interest at the LIBOR rate. Through December 31, 2021, royalties paid were $4,380.

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

In consideration for the above, the distributor is obligated to pay the Company distribution fees of 190 million Yen (approximately $1.8 million), whereby 100 million Yen was paid in September 2013 and 90 million Yen was paid in 2019.

In each year of the agreement in which the distributor meets the respective annual predetermined revenue target, 10% of the distribution fees are to be returned to the distributor. The distribution fee which the Company expects to be entitled to is presented in deferred revenues and is recognized as revenue during the estimated exclusivity term. The distributor is to pay the Company for any treatment made with the Company’s system (pay-per-use), but in no case less than the pre-determined annual amount. The agreement prescribes conditions in which the Company or the distributor may terminate the agreement, including a requirement to conduct a clinical trial in order to obtain the PMDA approval and non-compliance with the requirement to purchase minimum predetermined quantities.

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

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 14: CONTINGENT LIABILITIES, COMMITMENTS AND CHARGES (Continued)

d.	In March 2014, the Company entered into an exclusive marketing and distribution agreement of the Company’s system with a third party in Israel for a maximum period of 15 years, subject to meeting minimum sales targets as set in the agreement. In April 2014, the distributor paid the Company a one-time exclusivity fee of NIS 1 million. Effective July 2019, the Company assumed direct operations for customers in Israel, after terminating its distribution agreement with the third-party distributor, pursuant to which a portion of the exclusivity fee (up to NIS 600 thousand) was determined to be refundable via annual payments, which depend on future sales. To date, the Company paid a total of NIS 300 thousand (excluding VAT) of this amount.

e.	License agreements:

1.	In July 2003, Inc signed a license agreement with the agencies of the U.S. Public Health Service within the U.S. Department of Health and Human Services (“PHS”), according to which the Company was granted an exclusive license to develop, manufacture, make use of, market, sell and import products and processes to be developed in the framework of the license agreement with respect to TMS and a right to enter into sublicense agreements, subject to approval of the PHS. In return, Inc is committed to pay PHS earned royalties of 2% (beyond the first $10 million in cumulative sales, a milestone which has passed), with a minimum annual royalty of $2,000, subject to the terms in the agreement.

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

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 15: EQUITY

a.	Composition of share capital:

	December 31, 2022		December 31, 2021
		Issued and		Issued and
	Authorized	outstanding	Authorized	outstanding
Number of shares
Ordinary shares of NIS 0.04 par value each	120,000,000	33,053,323	120,000,000	32,911,134

b.	Movement in share capital:

Issued and outstanding capital:

	Number of	NIS par
	shares	value
Balance as of January 1, 2022	32,911,134	1,316,445
Vesting of restricted shares	142,189	5,688

Balance as of December 31, 2022	33,053,323	1,322,133

c.	Rights attached to shares:

Ordinary shares confer their holders’ rights to receive dividends in cash and in Company’s shares, right to nominate the Company’s directors and rights to participate in distribution of dividends upon liquidation in proportion to their holdings. Also, Ordinary shareholders have one vote at the shareholders’ meeting such that each share confers one vote to its holder.

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

The Company is not under any minimal equity requirements, nor is it required to attain a certain level of capital return.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 16: SHARE-BASED PAYMENT

a.	The expense recognized in the financial statements for services received is shown in the following table:

	Year ended
	December 31,
	2022	2021	2020
Equity-settled share-based payment plans to employees, directors and consultants	$1,474	$1,893	$799

b.	The share-based payment transactions that the Company granted to its employees, directors and consultants are shown in the following table:

Range of exercise prices			Options outstanding as of December 31, 2022(*)	Weighted Average remaining contractual Term	Weighted Average exercise price ($)	Options exercisable December 31, 2022
4.67	-	4.91	1,429,600	3.92	4.60	1,319,533
3.41	-	3.87	120,000	3.48	3.60	47,500

*)	Options and restricted shares.

c.	The fair value of the Company’s options granted for the years ended December 31, 2022, 2021 and 2020 was estimated using the Binomial model with the following assumptions:

	Year ended December 31,
	2022			2021			2020
Dividend yield (%)		-			-			-
Expected volatility (%)	33.00	-	64.44	50.49	-	64.44	48.00	-	76.78
Risk-free interest rate (%)	0.06	-	2.90	0.06	-	1.59	0.14	-	0.62
Expected exercise factor		2.8			2.8			2.8

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 16: SHARE-BASED PAYMENT (Continued)

d.	Movement of options during the year:

	Year ended December 31,
	2022		2021
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price(*)	options	price(*)
		$		$
Outstanding at January 1,	1,552,383	$4.6	1,522,975	$7.5
Granted	50,000	3.9	135,000	4.7
Expired	(16,000)	3.3	(52,625)	5.9
Forfeited	(36,783)	4.5	(52,967)	6.8
Outstanding at December 31,	1,549,600	$4.6	1,552,383	$4.6
Exercisable at December 31,	1,367,033	$4.4	1,070,917	$4.7

(*)	The exercise price of all options denominated in NIS and was translated to USD in the table above using the exchange rate as of December 31, 2022 and 2021, respectively.

The contractual life of the options is ten years from the grant date. The weighted average remaining contractual life for the options outstanding as of December 31, 2022 and 2021 was approximately three years and five years, respectively.

During 2021, the Company completed a repricing of outstanding options via an exchange offer pursuant to which the Company exchanged previously granted options with new options. For those that chose to participate in the exchange, the repricing resulted in an updated exercise price of $4.675 or NIS 15.26 per ordinary share, and is otherwise subject to the same expiration date, vesting schedule and other terms as previously existed prior to the exchange offer. Several employees chose not to participate in the exchange because their options were subject to a lower exercise price than that offered in the repricing. Accordingly, the exercise price range for options outstanding as of December 31, 2022 was NIS 10.61-15.26.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 16: SHARE-BASED PAYMENT (Continued)

e.	Movement of restricted shares during the year:

	2022	2021
	Number of	Number of
	Restricted shares	Restricted shares
Outstanding at January 1,	559,530	$45,000
Granted	498,400	549,730
Vested	(142,189)	(15,000)
Forfeited	(146,701)	(20,200)
Outstanding at December 31,	769,040	$559,530

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 17: ADDITIONAL INFORMATION TO THE STATEMENTS OF COMPREHENSIVE LOSS

a.	Additional information on revenues:

Revenues reported in the financial statements for each group of similar products and services:

	Year ended
	December 31,
	2022	2021	2020
Revenues from lease	$10,995	$13,449	$13,628
Revenues from sale	16,182	16,208	8,429

Revenue	$27,177	$29,657	$22,057

Geographic information:

Revenues reported in the financial statements derived from the Company’s country of domicile (Israel) and foreign countries based on the location of the customers, are as follows:

	Year ended December 31,
	2022	%		2021	%	2020	%
U.S.	$21,223	79		$26,094	88	$19,330	88
APAC	4,192	15		-	-	-	-
Europe	1,747	6		2,031	7	1,847	8
Israel	-	-	*)	149	1	150	1
Other	15	-	*)	1,383	4	730	3

	$27,177	100		$29,657	100	$22,057	100

*)	Less than 1%

b.	Cost of revenues:

	Year ended
	December 31,
	2022	2021	2020
Cost of revenues - lease	$2,202	$3,090	$3,201
Cost of revenues - sales	4,927	3,509	1,857

Cost of revenues	$7,129	$6,599	$5,058

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 17: ADDITIONAL INFORMATION TO THE STATEMENTS OF COMPREHENSIVE LOSS (Continued)

c.	Research and development expenses, net:

	Year ended December 31,
	2022	2021	2020
Salaries and related benefits	$4,516	$3,580	$3,289
Subcontractors	1,318	961	1,530
Laboratory materials	494	665	275
Patents	200	204	288
Share-based payment	357	411	182
Travel	14	28	2
Depreciation	99	107	87
Other	690	538	383
Less-Government grants	(10)	(101)	(213)

Research and development expenses, net	$7,678	$6,393	$5,823

d.	Selling and marketing expenses:

	Year ended December 31,
	2022	2021	2020
Salaries and related benefits	$10,268	$8,887	$6,458
Agent commissions	425	392	335
Marketing	5,105	4,782	3,627
Travel	1,915	1,121	611
Share-based payment	486	698	252

Selling and marketing expenses	$18,199	$15,880	$11,283

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 17: ADDITIONAL INFORMATION TO THE STATEMENTS OF COMPREHENSIVE LOSS (Continued)

e.	General and administrative expenses:

	Year ended December 31,
	2022	2021	2020
Salaries and related benefits	$2,324	$2,283	$1,339
Professional fees and office expenses	3,310	2,031	1,609
Depreciation	312	407	351
Travel	11	10	17
Allowance for doubtful accounts	281	323	1,058
Share-based payment	616	730	348

	$6,854	$5,784	$4,722

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 17: ADDITIONAL INFORMATION TO THE STATEMENTS OF COMPREHENSIVE LOSS (Continued)

f.	Finance income and expense:

	Year ended
	December 31,
	2022	2021	2020
Finance income:
Interest-income revaluation of bank deposits	$1,109	$225	$61
Revaluation of warrants	8	30	40
Exchange rate differences	-	-	448
Finance income	$1,117	$255	$549

Finance expense:
Liability in respect of research and development grants	$1,148	$1,171	$762
Bank commissions	22	81	40
Exchange rate differences	252	363	-
Interest expense of lease liability	46	60	66
Finance expense	$1,468	$1,675	$868

Finance expense, net	351	1,420	319

NOTE 18: NET LOSS PER SHARE

Number of shares and loss used in the computation of net loss per share:

Year ended December 31,
	2022		2021		2020
		Loss		Loss		Loss
		attributable to		attributable to		attributable to
	Weighted	equity holders	Weighted	equity holders	Weighted	equity holders
	number of	of the	number of	of the	number of	of the
	shares*)	Company	shares*)	Company	shares*)	Company
Used in the computation of basic and diluted net loss	32,980,997	$13,349	31,154,258	$6,462	22,453,025	$5,385

*)	Computation of diluted loss per share did not include potential ordinary shares that would result from conversion of outstanding options and warrants, since their conversion has anti-dilutive effect.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 19: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with interested and related parties:

Composition:

As of December 31, 2022

	Key management personnel	Other interested and related parties
Other accounts payable	$14	$66

As of December 31, 2021

	Key management personnel	Other interested and related parties
Other accounts payable	$192	$45

b.	Benefits to interested and related parties:

	Year ended December 31,
	2022	2021	2020
Salary to those employed by the Company or on its behalf	762	885	769
Directors’ fees to those not employed by the Company or on its behalf	280	148	60
Number of individuals to whom the salary and benefits relate:	3	3	2
Related and interested parties employed by the Company or on its behalf	5	5	6
Directors not employed by the Company	8	8	8

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 19: BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Continued)

c.	Key management personnel:

	Year ended December 31,
	2022	2021	2020
Share-based payment to those employed by the Company or on its behalf	287	445	182
Share-based payment to those not employed by the Company or on its behalf	28	90	150

d.	Transactions with interested and related parties:

Year ended December 31, 2022

	Key management personnel*)	Other interested and related parties
Research and development expenses	$107	$81
General and administrative expenses	861	308

	$968	$389

Year ended December 31, 2021

	Key management personnel (*)	Other interested and related parties
Research and development expenses	$112	$82
General and administrative expenses	1,137	238

	$1,249	$320

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 19: BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Continued)

Year ended December 31, 2020

	Key management personnel*)	Other interested and related parties
Research and development expenses	$236	$-
Selling and marketing	150	-
General and administrative expenses	619	201
	$1,005	$201

*)	Some of the key management personnel are interested parties by virtue of holdings.

e.	For information regarding the fair value of the options granted to directors, see Note 16b.