Form 20-F
period 2023-12-31
Brainsway Ltd.
filed 2024-03-28
CIK 1505065

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to ___

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___

Commission file number: 001-35165

BrainsWay Ltd.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

19 Hartum Street, Bynet Building, 3rd Floor, Har HaHotzvim, Jerusalem, 9777518, Israel

(Address of principal executive offices)

Ido Marom

Chief Financial Officer

19 Hartum Street, Bynet Building, 3rd Floor, Har HaHotzvim, Jerusalem, 9777518, Israel

Tel: +972-2-582-4030

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 33,242,189 Ordinary Shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Financial and Other Information

The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar”, “US$”, “$” or “U.S.” refer to U.S. dollars, the lawful currency of the United States of America. Our functional and presentation currency is the U.S. dollar. Unless otherwise indicated, U.S. dollar amounts herein (other than amounts originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of December 31, 2023 ($1 = NIS 3.627). The dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated. Foreign currency transactions in currencies other than U.S. dollars are translated in this Annual Report into U.S. dollars using exchange rates in effect at the date of the transactions.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under the sections entitled “Item 3. Key Information — Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report may include forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward- looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. In addition, the sections of this Annual Report entitled “Item 4. Information on the Company” contain information obtained from independent industry and other sources that we may not have independently validated. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward- looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	market perception and acceptance of Deep Transcranial Magnetic Stimulation, or Deep TMS™, technology (“Deep TMS”) and patient satisfaction with the effectiveness and benefits of Deep TMS;

●	availability of reimbursement from third-party payors, including insurance companies and Medicare;

●	the adequacy of our existing capital to meet our future capital requirements;

●	our ability to commercialize Deep TMS, including internationally, by ourselves or through third-party distributors;

●	our ability to develop enhancements to our Deep TMS system through our research and development efforts;

●	our reliance on third parties to conduct our clinical trials and manufacture our product candidates for clinical testing;

●	our ability to complete and obtain favorable results from existing clinical trials, and to launch and successfully complete new clinical trials, for Deep TMS indications;

●	our ability to obtain and comply with regulatory approvals of Deep TMS and enhancements to our Deep TMS system on our anticipated time frames, or at all;

●	our ability to obtain and maintain adequate protection of our intellectual property, including intellectual property licensed to us; and

●	our ability to operate within the changing market conditions caused by global pandemics, geopolitical instability, wars, economic downturns and disrupted supply chains.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this Annual Report, including our financial statements and the related notes beginning on page F-1. The risks and uncertainties described below in this Annual Report on Form 20-F for the year ended December 31, 2023 are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below or incorporated by reference in this Form 20-F, and any such additional risks, could materially adversely affect our reputation, business, financial condition or results of operations.

Summary of Risk Factors

The following is a summary of some of the principal risks we face. The list below is not exhaustive, and investors should read this “Risk Factors” section in full.

Financial Condition and Capital Requirement Risks

·	We have a history of operating losses. We may incur additional losses in the future and may never be profitable and we cannot ensure that our existing capital will be sufficient to meet our capital requirements.

Business, Economic and Industry risks

·	Our success depends on Deep TMS as a safe treatment option for patients, as well as market perception and acceptance of TMS generally.

·	Our long-term growth depends on our ability to increase market penetration and further commercialize Deep TMS, as well as develop enhancements and features to the Deep TMS system through our research and development efforts. If we fail to do so, we may be unable to achieve future growth.

·	We operate in a very competitive environment and if we are unable to compete successfully against our existing or potential competitors, our revenues and operating results may be negatively affected.

·	We are dependent on physicians and if we are unable to adequately train physicians and other treatment providers and operators or if they use the Deep TMS inadequately, we may be unable to achieve our expected growth.

·	Failure to secure or maintain adequate coverage and reimbursement of our Deep TMS system for the currently authorized indications and other indications for which we obtain FDA authorization in the future, if any, may make physicians reluctant to use or recommend Deep TMS and have a material adverse effect on our sales, results of operations, and financial condition.

·	We rely on third-parties, including suppliers for some components used in manufacturing our Deep TMS products, distributors to market and promote our products internationally and third-parties to conduct our clinical trials, which exposes us to uncertainty and instability.

·	Clinical trials involve a lengthy and expensive process with an uncertain outcome, which may delay or cause us to abandon the development of Deep TMS for additional indications.

·	Our collaboration arrangements may not be successful, which could adversely affect our ability to develop and commercialize our products.

·	We bear the risk of product liability lawsuits and warranty claims which might harm our business, exceed our insurance policy coverage and we may not have enough funds to cover such claims or lawsuits damages.

·	Our operations could be affected in the event of further geopolitical instability, war, global pandemic or other outbreaks, supply chain disruptions, unfavorable market or political conditions or other outbreaks or other negative global trends or disruptions.

·	Our reliance on the use of technology may adversely affect our business if we become subject to cyber-terrorism or other compromises and shut-downs or if we experience significant disruptions in our information technology systems, and security and privacy breaches may expose us to liability and harm our reputation and business.

·	We may seek to grow our business through acquisitions or investments in new or complementary businesses, products or technologies, and/or through the licensing of products or technologies from third parties. The failure to manage acquisitions, investments, licenses or other strategic alliances, or the failure to integrate them with our existing business, could harm our business.

Government Regulatory Risks

·	Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements or to obtain and/or maintain needed clearances could harm our business.

·	Our products must be manufactured in accordance with federal and state regulations, and we could be forced to recall our installed systems or terminate production if we fail to comply with these regulations.

·	If treatment guidelines for the clinical conditions we are targeting change or the standard of care evolves, we may need to redesign and seek new marketing authorization from the FDA for one or more of our products.

·	The misuse or off-label use of Deep TMS may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies, particularly if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

·	Deep TMS may cause or contribute to adverse medical events that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition, and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

·	If we or our distributors do not obtain and maintain international regulatory registrations or approvals for Deep TMS, we will be unable to market and sell our products outside of the United States.

·	We are subject to certain federal, state, and foreign fraud and abuse laws, health information privacy and security laws, and transparency laws, which, if violated, could subject us to substantial penalties. Additionally, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

·	Healthcare policy changes, including legislation reforming the U.S. healthcare system, could harm our cash flows, financial condition, and results of operations.

Intellectual Property Risks

·	We depend on our intellectual property, and our future success is dependent on our ability to protect our intellectual property and not infringe on the rights of others.

·	The lives of our patents may not be sufficient to effectively protect our products and business.

·	Our right to the essential intellectual property upon which the Deep TMS technology is based results from in-license agreements with government agencies and research institutions, the termination of which would prevent us from commercializing Deep TMS.

·	Our license agreements for our critical patents and related intellectual property impose significant monetary obligations and other requirements that may adversely affect our ability to successfully execute our business plan.

·	The key patents that underlie Deep TMS technology are subject to the U.S. government’s royalty free usage rights on a worldwide basis for any discovery based on such patents, which may have unexpected, adverse consequences upon the market for our product.

·	If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

·	Legal proceedings or third-party claims of intellectual property infringement and other challenges may require us to spend substantial time and money and could prevent us from developing or commercializing Deep TMS.

Foreign Country Risks

·	The Israeli government grants that we have received require us to meet several conditions and may restrict our ability to manufacture our Deep TMS systems and transfer relevant know-how outside of Israel and require us to pay royalties and satisfy specified conditions, including increased royalties if we manufacture our Deep TMS systems outside of Israel or payment of a redemption fee if we transfer relevant know-how outside of Israel.

·	We have manufacturing, assembly and other significant functions which are located in Israel and, therefore, our business and operations may be adversely affected by political, economic and military conditions in Israel.

·	Exchange rate fluctuations between the U.S. dollar, the New Israeli Shekel and other foreign currencies may negatively affect our future revenues.

·	The price of the ADSs may be volatile and may fluctuate due to factors beyond our control.

·	The significant share ownership position of several of our officers, directors, and entities affiliated with certain of our directors may limit your ability to influence corporate matters.

Risks Related to our Financial Condition and Capital Requirements

We have a history of operating losses. We may incur additional losses in the future and may never be profitable and we cannot ensure that our existing capital will be sufficient to meet our capital requirements.

We have incurred net losses since our inception, largely reflecting research and development, general and administrative expenses, and sales and marketing expenses. We have experienced net losses of $4.2 million and $13.3 million for the years ended December 31, 2023 and 2022, respectively. As a result of ongoing losses, as of December 31, 2023, we had an accumulated deficit of $101.3 million. While we have sold and leased Deep TMS systems and/or installed Deep TMS Systems under revenue generating pay-per-use models in various markets over the last few years, we may continue to incur significant sales and marketing, product development, regulatory and other expenses as we continue to pursue our commercialization efforts to increase adoption of Deep TMS and expand existing relationships with our customers, to obtain regulatory clearances or approvals for Deep TMS in additional countries and for additional indications, and to develop new enhancements or features to our existing Deep TMS systems. The net losses we may incur may fluctuate significantly from period to period. We will need to generate additional revenues and to carefully manage our expenses to achieve and sustain profitability on an annual basis, and even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time. A failure to achieve or maintain profitability on an annual basis could negatively impact the value of our shares.

We believe that our existing capital and other sources of liquidity will be sufficient to meet our capital requirements. To date we have funded our operations primarily through offerings of our securities, research and development grants from the Israel Innovation Authority and other sources, and through sales and leases of our Deep TMS systems as well as revenue generated through pay-per-use models on certain installed systems and services provided to our customers. We expect to continue generating revenues primarily through sales, leases, pay-per-use fees, service fees and other potential income generated by the commercial distribution of Deep TMS systems for approved indications.

The adequacy of our available funds to meet our operating and capital requirements will depend on many factors, including our ability to achieve revenue growth and maintain favorable operating margins; our ability to increase the market share of Deep TMS and expand our operations and offerings, including our sales and marketing efforts; the cost, progress and results of our future research, product development and clinical programs for additional enhancements to Deep TMS and future indications for the system; the costs and timing of obtaining regulatory approvals for future indications of Deep TMS; our ability to improve or maintain coverage and reimbursement arrangements with third-party and government payors; the terms and conditions of commercial agreements for marketing and distribution of Deep TMS; the effect of competing technological and market developments; and costs incurred in enforcing and defending certain of the patents and other intellectual property rights upon which our technologies are based, to the extent such rights are challenged.

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

If the use of our Deep TMS system or other TMS therapies results in serious adverse events (e.g., seizures), or such products malfunction or are misused, patients and physicians may attribute such negative events to TMS and/or Deep TMS, which may adversely affect market adoption of this form of therapy. For example, a paper entitled “Seizure risk with repetitive TMS: Survey results from over a half-million treatment sessions” published in 2021 in Brain Stimulation claims that Deep TMS appears to be associated with a higher relative seizure risk than with generic figure-8 coil TMS. While the authors of the paper themselves cite numerous reasons to view the results with caution and while the claims in the paper were based on a small data set obtained from an informal survey which appear to be inconsistent with other more comprehensive studies, we may nonetheless be unable to successfully educate the public about these often nuanced and technical publication deficiencies and thus the overall safety of our technology. In addition, if patients undergoing treatment with any available TMS solutions perceive the benefits to be inadequate or the administration of TMS to be too burdensome or inconvenient, and/or if adverse events and/or factors such as discomfort and noise with available TMS solutions are too numerous or severe compared to the relevant rates of alternative therapies or pharmaceutical options, it will be difficult to demonstrate the value of Deep TMS to patients and physicians. Additionally, psychiatrists may find it difficult to train existing employees and/or hire additional staff, allocate sufficient space or operate our device given that psychiatry is a field not traditionally associated with medical equipment treatment options. As a result of any one or a combination of these reasons, demand for and the use of Deep TMS may decline or may not increase at the pace or to the levels we expect. These reported findings may have a negative effect on market perception of the effectiveness of the TMS therapy in general, and by extension Deep TMS.

Even if TMS therapy is widely accepted by physicians and patients, our success will depend in large part on our ability to educate and train physicians and patients, and to successfully demonstrate the safety, tolerability, ease of use, efficacy, cost effectiveness and other advantages of Deep TMS. We have been engaging in an active marketing campaign to raise awareness of Deep TMS and its benefits, but we cannot be assured that these efforts will be successful or that they will not prove to be too costly. Physicians may find patient set up and the subsequent procedures for future treatment sessions to be difficult or complicated compared to competing treatment methods. Any of these factors could slow market adoption of Deep TMS.

Our long-term growth depends on our ability to increase market penetration and further commercialize Deep TMS, as well as develop enhancements and features to the Deep TMS system through our research and development efforts. If we fail to do so, we may be unable to achieve future growth.

Our strategy depends on our ability to further commercialize and increase market penetration of Deep TMS for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, and smoking addiction, develop and seek regulatory approvals of Deep TMS for new indications and add new enhancements or features for the Deep TMS system. These goals are also designed to respond to changing customer demands, competitive pressures, and technologies. Our industry is characterized by intense competition, including from other existing treatment options, a growing number of Traditional TMS competitors, rapid technological changes, new product introductions and enhancements, price competition, and evolving industry standards. It is important that we anticipate changes in technology and market demand, as well as physician practices to successfully develop, obtain clearance or approval, if required, and successfully introduce new, enhanced, and competitive technologies to meet our prospective customers’ needs on a timely and cost-effective basis.

We might be unable to further commercialize Deep TMS for approved indications or develop, obtain or maintain regulatory clearances or approvals to market Deep TMS for new indications, or to develop and obtain regulatory approvals for enhancements or new features for the Deep TMS system. Furthermore, our clearances on existing indications could be jeopardized by increased regulatory requirements in different territories. Additionally, Deep TMS for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, smoking addiction, and any future indications, even if cleared, might not be sufficiently accepted by physicians or the third-party payers who reimburse for the procedures performed with our products. We may be unable to devise pricing strategies that are attractive to customers, and even when we do, our customers may not always have the financial resources to meet their contractual commitments, which can negatively impact our ability to collect on open debts accrued by customers. The success of any new indications, enhancements or features for the Deep TMS system will depend on numerous additional factors, including but not limited to, our ability to properly identify and anticipate clinician and patient needs; demonstrate the benefits associated with the use of Deep TMS when compared to the products and devices of our competitors; demonstrate the safety and efficacy of new indications, and obtain regulatory approvals of Deep TMS for such indications; adequately protect our intellectual property and avoid infringing upon the intellectual property rights of third parties; and develop and obtain the necessary regulatory clearances or approvals for enhancements or features for the Deep TMS system.

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

Deep TMS competes with several existing Traditional TMS competitors, including Neuronetics, Magventure, Neurocare (MAG & More), Cloud TMS, Magstim, Nexstim Yingchi, Sebers (Remed/Blossom), and Magnus Medical. Competing TMS therapy companies have developed or may develop treatments that have improved efficacy when compared to our products or that require a less significant investment of resources from physicians. Likewise, psychiatrists and other customers may not be able to easily compare Deep TMS to our focal TMS competitors given limited data from head-to-head studies and marketing campaigns and tactics employed by competitors which may have access to greater resources than we do.

We also face competition from pharmaceutical and other companies, many of which have greater resources than we do, that develop competitive products, such as anti-depressant medications (including but not limited to a nasal spray utilizing the drug esketamine, which was approved in 2022 by the FDA for use in conjunction with an oral antidepressant) and to a lesser degree, ECT, home-use alternatives such as transcranial direct current stimulation (TDCS) devices, prescription digital therapeutics (PDTs), and other neuromodulation treatment options. Our commercial opportunity could be reduced or eliminated if these competitors develop and commercialize anti-depressant medications or other treatments that are safer or more effective than Deep TMS, or are offered at more competitive prices, are more easily administered to patients or are otherwise more attractive to our customers and patients. At any time, these and other potential market entrants may develop treatment alternatives that may make Deep TMS less competitive.

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

Furthermore, our competitors may be seeking predicate FDA approvals in other psychiatric and neurological indications, and TMS products of various companies are frequently used off-label, and in certain circumstances, are marketed outside of the United States for other indications. Additionally, if either TMS competitors or other medical device or pharmaceutical companies introduce new and disruptive products or forms of therapy, our market share may be reduced and our financial performance and ability to compete may be significantly impacted. These competitors may also seek and/or obtain expansions of existing clearances and indications before we do. For example, in March 2024, one of our competitors received clearance from the FDA effectively expanding its existing MDD clearance to cover adolescent patients aged 15-21 and allowing it to treat these patients with its device as an adjunct form of therapy.

Moreover, our relationships with large clinic networks, which we rely on, can be jeopardized (and thus impact on our installed base and future assumed revenue streams) depending on developments with these networks and/or by the deepening of relationships between these networks and our competitors, thus leading to potential financial difficulties that may negatively affect our revenues. For example, we had to remove devices and pursue collections from a clinic network with whom we have had a relationship after the network had accrued an outstanding debt. Moreover, any exclusivity or other commercial arrangements between our competitors and large clinic networks we also work with may hinder the deployment of our Deep TMS systems in such networks. Furthermore, any financial instability of these networks can have an adverse effect on our revenues. In addition, our competitors may be acquired by enterprises that have more established distribution networks than we do, thus gaining an integral distribution advantage over us.

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

We may be unable to manage our anticipated growth effectively, which could make it difficult to execute our business strategy and we may even be unable to forecast our future growth accurately.

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

As our commercial operations and sales volume grow, we will need to continue to increase our workflow capacity for our supply chain, regulatory expansion, customer service, training and education personnel, billing, accounting reporting and general process improvements and expand our internal quality assurance program, among other things. Our current workforce may not be sufficient to handle our expanding growth and we will be required to expand and train these personnel as we increase our sales efforts. We may not successfully implement these increases in scale or the expansion of our personnel, which could harm our business.

Moreover, we may be unable to predict future growth related to Deep TMS for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, smoking addiction, and other psychiatric indications because some of these disorders are inherently difficult to diagnose and there are frequent co-morbidities (overlap) in these disorders that complicate treatment methods. Diagnosis for psychiatric disorders, such as MDD and OCD, is based on an individual’s reported experiences and mental status examination, and accordingly is subject to significant error. For example, it is estimated that about half of the individuals in the United States who experience a major depressive episode annually are not diagnosed correctly. In addition, there is a rising trend in which primary care providers, rather than mental health professionals, prescribe anti-depressant medications. Primary care providers often prescribe anti-depressants without a psychiatric diagnosis of disease. In 73% of visits in which a primary care provider prescribed an anti-depressant, patients did not have a psychiatric diagnosis. Without a psychiatric diagnosis, treatment cannot be tailored to the underlying condition. Accordingly, a significant portion of MDD patients that are considered treatment-resistant may be unresponsive to first-line treatment as a result of incorrect diagnosis, and any such patients may not respond to Deep TMS treatment. In addition, the H-Coils for our Deep TMS systems may prove to be interchangeable in some respects, and clinicians may be able to treat patients with multiple disorders in the same procedure. With respect to comorbidities, there is a high rate of tobacco use amongst patients suffering from mental health conditions such as depression and anxiety. Approximately 3 of every 10 cigarettes smoked by adults in the United States are smoked by persons with mental health conditions. As a result of the foregoing factors, the addressable market for Deep TMS for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, and smoking addiction, may be smaller than we currently anticipate, and predictions for our future growth may prove to be inaccurate. This may have a materially adverse effect on our future results of operations.

If we are unable to successfully expand our sales and customer support team and adequately address our customers’ needs, it could negatively impact revenues and market acceptance of Deep TMS and we may never generate sufficient revenues to achieve or sustain profitability.

As of December 31, 2023, we had 106 employees, including 46 employees in sales and marketing. Our operating results are directly dependent upon the sales and marketing efforts of our sales and customer support team and on our independent third-party distributors and agents outside of the United States. If our employees or our independent distributors and agents fail to adequately promote, market and sell or lease our Deep TMS systems, our revenues could significantly decrease and/or fail to meet our targets.

In addition, our future revenues will largely depend on our ability to successfully execute our marketing efforts and adequately address our customers’ needs. In certain territories, it is or will be necessary to expand our sales force, including by hiring additional sales representatives or distributors with specific technical backgrounds that can support our customers’ needs.

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

In the United States, there is no uniform policy of coverage and reimbursement among third-party payors, including private insurers. Therefore, coverage and reimbursement for treatments can differ significantly from payor to payor. However, many third-party payors often rely upon Medicare coverage policies and payment limitations in setting their own coverage and reimbursement policies and methodologies. Private insurance coverage for Deep TMS as a treatment for MDD generally requires one to four prior failures of anti- depressant medications.

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

Reimbursement for Deep TMS as an MDD treatment is also generally limited to 36 treatment sessions. Since 2021, there has been emerging reimbursement coverage for Deep TMS for the treatment of OCD. While the criteria for this emerging Deep TMS for OCD coverage varies with each payor, generally, coverage requires the failure of a combination of between two and four medication trials of two different classes (with most requiring two failed trials), for specified periods, and may also require a trial of psychotherapy, before qualifying for reimbursement. Maintaining the reimbursement coverage obtained since 2021 and obtaining coverage from additional payors may be difficult, and payors may condition coverage subject to satisfaction of varied criteria.

Obtaining adequate reimbursement of Deep TMS for smoking addiction, or for any future indications, as applicable, may be difficult unless there is sufficient published clinical data to support clinical efficacy and cost effectiveness based upon the treatment continuum of care. Currently, there is no third-party coverage of Deep TMS as a treatment for smoking addiction, as payers that have evaluated Deep TMS for smoking addiction coverage have not yet concluded that it is a reasonable and necessary therapy for smoking addiction. We have commenced efforts to gather and submit additional clinical data in order to sufficiently demonstrate the efficacy of Deep TMS for the treatment of smoking addiction, and in October 2023 the Clinical TMS Society, an influential peer group, published the first coverage recommendations for smoking. While this is an important first step toward educating payors, ongoing efforts advocating for coverage will be required, which may be expensive and time-consuming. Therefore, it may take significant time to obtain sufficient reimbursement coverage of Deep TMS for smoking addiction. We may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement compared to existing approved biologics and other therapies. There may be significant delays in obtaining coverage and reimbursement for newly approved therapies in the United States, and coverage may be more limited than the indications for which the product is approved by the FDA or similar regulatory authorities outside the United States. Further, there is no guarantee that Deep TMS will ever be adequately covered or reimbursed for smoking addiction, if at all, or any other future indication for which we obtain authorization, if any. Nonetheless, the availability of reimbursement coverage in any given indication is not always the exclusive path to commercialization, and we may pursue and/or develop cash-pay, corporate wellness programs, and/or other alternate models in order to monetize these indications.

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

If adequate levels of reimbursement from third-party payers outside of the United States are not obtained, international sales and lease transactions for the Deep TMS system may not materialize or grow significantly.

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

We are currently at various stages of completed, ongoing or planned clinical trials of Deep TMS for new indications and/or seeking expanded labeling for existing indications. Development of medical devices includes pre-clinical studies and sometimes clinical trials, and is a long, expensive, and uncertain process, subject to delays and failure at any stage. Clinical trials for Deep TMS involve certain specific risks, including factors related to trial design and patient enrollment. Additionally, if we are unable to recruit a sufficient number of patients for our clinical trials, we may be unable to generate sufficient data to support marketing authorization. Moreover, our research and development, pre-clinical and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities. We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials, which would cause us or regulatory authorities to delay or suspend clinical trials, or delay the analysis of data from completed or ongoing clinical trials. We estimate that clinical trials involving various indications of Deep TMS will continue for several years; however, such trials may also take significantly longer to complete and may cost more money than we have expected.

Furthermore, the data obtained from the studies and trials may be inadequate to support regulatory authorizations or to enable market acceptance of certain indications of Deep TMS. Failure can occur at any stage of testing, and we may experience numerous unforeseen events during, or as a result of, the clinical trial process that could delay or prevent commercialization of the current, or a future, version of Deep TMS for any particular indication, including but not limited to delays in securing clinical investigators or trial sites for the clinical trial and in obtaining institutional review board and other regulatory approvals to commence a clinical trial; slower than anticipated patient recruitment and enrollment; negative or inconclusive results from clinical trials; unforeseen safety issues; an inability to monitor patients adequately during or after treatment; placement of a clinical trial on hold by the FDA, institutional review boards/ethics committees or other regulatory authorities; changes in governmental regulations or administrative actions, including governmental changes in permissible endpoints or other measures utilized in clinical trials; problems with investigator or patient compliance with the trial protocols; the FDA or other regulators disagreeing as to the design, protocol or implementation of our clinical trials; exceeding budgeted costs due to difficulty in accurately predicting costs associated with clinical trials; the quality of the products falling below acceptable standards; and the inability to manufacture sufficient quantities of our products to commence or complete clinical trials.

Additionally, the FDA or other regulatory entities may disagree with our interpretation of the data from our pre-clinical studies and clinical trials, or may find the clinical trial design, conduct or results inadequate to demonstrate safety or efficacy, and may require us to pursue additional pre- clinical studies or clinical trials, which could further delay authorization of additional indications for Deep TMS. A number of companies in the medical device and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after seeing promising results in earlier clinical trials. We do not know whether any clinical trials we or our clinical partners may conduct will demonstrate adequate efficacy and safety to result in regulatory authorization to market new indications for Deep TMS. In addition, the results of our past clinical trials of Deep TMS may not be predictive of future trial results. If later-stage clinical trials involving Deep TMS for new indications do not produce favorable results, our ability to obtain regulatory authorization for such indications may be adversely impacted, which will have a material adverse effect on our business, financial condition, and results of operations.

We rely on third parties, including suppliers for some components used in manufacturing our Deep TMS products, distributors to market and promote our products internationally and third-parties to conduct our clinical trials, which exposes us to uncertainty and instability.

We rely on suppliers for most of the components used in manufacturing Deep TMS, including the computer controlling the stimulator, the helmet, and the arm of the helmet, and we may not have sufficient contractual assurances for the long-term supply of these components. We remain dependent on a single source third-party supplier for stimulators used in older versions of our Deep TMS system, a single outsourcing company utilized for the manufacture of certain components in our newer systems, including our proprietary stimulator, and other third parties for various other components. For us to be successful, our suppliers and contract manufacturer must be able to provide us with components in sufficient quantities, in compliance with quality and regulatory requirements, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. While these suppliers have generally met our overall demand requirements, we have experienced certain challenges with specific product orders (including but not limited to orders of important capacitors for use within our proprietary stimulator) conforming with the times and specifications initially set, which has in turn necessitated contingency measures – such as increased inventory orders and/or lengthened order periods – to compensate for future possible risks in this regard. Moreover, the willingness of these third parties to continue meeting our demands going forward may be limited for several reasons, including our lack of long-term agreements with those suppliers, geopolitical factors, internal capabilities, our relative importance as a customer of those suppliers, or, as applicable, their ability to produce the components for or provide assembly services to manufacture our Deep TMS systems. An interruption in our commercial operations could occur if we encounter delays or difficulties in securing these components, if we cannot obtain an acceptable substitute for these components, if changes are made to the specifications of components which are incompatible with our systems, and/or if any mitigation plan involving alternative suppliers (which may include the need to transfer aspects of manufacturing or assembly from one geographical location to another) is delayed or unsuccessful. In addition, we have experienced, and may continue to experience, supply chain issues, which are in part related to, or exacerbated by, geopolitical instability and military threats on shipping routes. See “—Our operations could be affected in the event of further geopolitical instability, global pandemic or other outbreaks, supply chain disruptions, unfavorable market or political conditions or other outbreaks or other negative global trends or disruptions.” and “—We have manufacturing, assembly and other significant functions which are located in Israel and, therefore, our business and operations may be adversely affected by political, economic and military conditions in Israel.”

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

In addition, we rely, and expect to rely in the future, on a network of third-party distributors and agents to market and distribute our products in international markets. We are assessing the opportunity to continue expanding into other international markets. We may face significant challenges and risks in managing a geographically dispersed distribution network. We have limited ability to control any third-party distributors and agents. Our distributors and agents may be unable to successfully market, lease, and sell our products and may not devote sufficient time and resources to support the marketing, sales, education, and training efforts that we believe enable the products to develop, achieve or sustain market acceptance. Additionally, in some international jurisdictions, we rely on our distributors to manage the regulatory process, while complying with all applicable rules and regulations, and we are dependent on their ability to do so effectively. In addition, if a dispute arises with a distributor or if a distributor is terminated by us or goes out of business, it may take time to locate an alternative distributor, to seek appropriate regulatory approvals with the new distributor and to train new personnel to market our products, and our ability to sell those systems in the region formerly serviced by such terminated distributor could be harmed. Any of these factors could reduce our revenues from affected markets, increase our costs in those markets or damage our reputation. In addition, if an independent distributor or agent were to depart and be retained by one of our competitors, we may be unable to prevent that distributor or agent from helping competitors solicit business from our existing customers, which could further adversely affect our sales. As a result of our reliance on third-party distributors and agents, we may be subject to disruptions and increased costs due to factors beyond our control, including labor strikes, third-party error, and other issues. If the services of any of our distributors or agents become unsatisfactory, we may experience delays in meeting our customers’ demands, and we may be unable to find a suitable replacement on a timely basis or on commercially reasonable terms. Any failure to deliver products in a timely manner may damage our reputation and could cause us to lose potential customers.

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

We currently market and sell Deep TMS systems outside of the United States in various countries and/or intend to market and expand the commercialization of Deep TMS in other markets, including Canada, Europe, Australia, and various Middle Eastern, Central/South American, and Asian countries. We are assessing the opportunity to expand into other international markets. However, our expansion plans may not be realized, or if realized, may not be successful. We expect each market to have particular regulatory hurdles to overcome, and future developments in these markets, including the uncertainty relating to governmental policies and regulations, could harm our business. In addition, the sale, lease, and shipment of our Deep TMS systems across international borders, as well as the purchase of components and products from international sources, subjects us to extensive U.S. and other foreign governmental trade, import, export, regulatory, and customs regulations and laws. Compliance with these regulations and laws is costly and exposes us to penalties for non-compliance. We expect our international activities will be dynamic over the foreseeable future as we continue to pursue opportunities in international markets.

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

We bear the risk of product liability lawsuits and warranty claims which might harm our business, exceed our insurance policy coverage and we may not have enough funds to cover such claims or lawsuits damages

Our business exposes us to potential product liability claims that are inherent in the testing, manufacture, sale, promotion, and use of medical devices for the treatment of MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, smoking addiction, and other potential indications. Our treatments are designed for patients who suffer from significant psychiatric, neurological disorders, and addictions, and these patients are more likely to experience significant adverse health outcomes, which could increase the risk of product liability lawsuits. Furthermore, if physicians and other operators are not sufficiently trained in the use of our Deep TMS systems, they may misuse or ineffectively use our system, which may result in unsatisfactory patient outcomes. We could become the subject of product liability lawsuits alleging that component failures, malfunctions, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information resulted in an unsafe condition or injury to

Regardless of the merit or eventual outcome, product liability claims may result in decreased demand for Deep TMS; injury to our reputation and brand; significant litigation costs or substantial monetary awards to or costly settlements with patients; product recalls; loss of revenues; the inability to commercialize new indications, enhancements, or features; and diversion of management attention from pursuing our business strategy.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include public liability, employer's liability, property, third party liability, umbrella, workers’ compensation, products and clinical trial liability, and directors’ and officers’ insurance. We do not know, however, if these policies will provide us with adequate levels of coverage, particularly in light of the dynamic and changing risk profile we face as a result of new business models, territories and ventures we pursue. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage, our business could suffer. Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates or the inability to secure coverage in the future. In addition, a recall of some of our products, whether or not related to a product liability claim, could result in significant costs and loss of customers.

In addition, we bear the risk of warranty claims on the products we supply, often for the entire contract term for systems which are leased, and generally for at least one year for Deep TMS systems we sell to customers. There can be no assurance that we will have sufficient funds, devices, components and/or personnel to cover future warranty claims. We may not be successful in claiming recovery of relevant components from our suppliers or vendors in the event of a successful warranty claim against us by a customer or that any recovery from such vendor or supplier would be adequate. In addition, warranty claims brought by our customers related to third-party components may arise after our ability to bring corresponding warranty claims against such suppliers expires, which could result in costs to us.

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

Our operations could be affected in the event of further geopolitical instability, war, global pandemic or other outbreaks, supply chain disruptions, unfavorable market or political conditions or other outbreaks or other negative global trends or disruptions.

We experience supply chain and shipping delays, shortages and challenges due to geopolitical instability and military threats on global shipping routes, forcing us to adapt our production line, forecasting and other logistical processes to address these challenges. Further global and regional geopolitical instability could exacerbate disruptions to production, cause additional delays in the supply and delivery of products used in our operations , negatively impact the planned pace of clinical trial, R&D and business initiatives, disrupt the marketplace in which we operate, and may have a material adverse effects on our operations, sales, revenues, collection from accounts and ability to raise funds. Our third-party suppliers source certain components and materials of our Deep TMS systems from various countries, and any continued geopolitical instability may adversely impact their development, manufacture, and supply processes. For example, the recent disruptions to traditional trade routes by the Houthis has necessitated reliance on more expensive shipping alternatives which has increased our costs of production Additionally, we have seen a significate rise in the price of many of the electronic components needed for our system. The extent to which the geopolitical instability impacts our results will depend on future developments, which are highly uncertain and cannot be predicted.

In addition, we have experienced, and may continue to experience, disruptions to the transportation channels used in our supply chain and distribution operations, including increased airport and shipping port congestion, a lack of transportation capacity, increased fuel expenses, import or export controls or delays, and labor disputes or shortages. Transport operators are exposed to various risks, such as extreme weather conditions, natural disasters, work stoppages, personnel shortages, and operating hazards, as well as interstate and international transportation requirements. If we experience transportation problems, or if there are other significant changes in the cost of these services, we may not be able to arrange efficient alternatives and timely means to obtain raw materials or ship products to our customers. Disruptions in our container shipments may result in increased costs, including the additional use of air freight to meet demand. Congestion to ports can affect previously negotiated contracts with shipping companies, resulting in unexpected increases in shipping costs and reduction in our profitability. For example, since late 2023, we have needed to utilize more expensive air shipping methods in order to ensure timely delivery of capacitors, head caps, and certain other components in our systems to avoid delays caused by the recent Houthi disruptions to traditional trade routes. In particular, the geopolitical instability caused by the Ukraine war and by the Israel-Gaza war (and related tensions with Israel’s other neighboring countries) has resulted in several disruptions and delays, manpower challenges at our outsourced manufacturer, as well as quantity limits and price increases, in our global transportation channels. See “—We rely on third-parties, including suppliers for some components used in manufacturing our Deep TMS products, distributors to market and promote our products internationally and third-parties to conduct our clinical trials, which exposes us to uncertainty and instability.” and “—We have manufacturing, assembly and other significant functions which are located in Israel and, therefore, our business and operations may be adversely affected by political, economic and military conditions in Israel.”

In the period following the COVID-19 global pandemic, as part of the global supply chain crisis, we have seen a significant rise in the price of many of the electronic components needed for our systems. These price increases are largely attributable to supply and demand factors, and, in some cases, shortages relating to these parts across the globe. On a related point, the lead time for receiving electronic components shipped by suppliers has increased significantly amid the worldwide supply chain crisis. This has compelled us to significantly increase buffer inventory levels to ensure that future demand for our systems can be timely met. These risks may be further exacerbated in light of geopolitical events, including the ongoing conflict between Russia and Ukraine, the Israel-Gaza war and potential related tensions with Israel’s other neighboring countries.

Previous supply chain backlogs have caused rises in the cost of delivery of our systems, including increases in air freight cost. The heavy weight of our systems translates into a significant increase in the amount we spend on shipping our systems to customers, which also requires additional labor on the part of our logistical staff to obtain multiple competitive shipping quotes from a variety of carriers in the industry. Any exacerbation or continuation of these shipping cost pressures may cause corresponding pressures on the pricing of our products which can have an adverse impact on our customers and their ability to purchase our systems.

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

Worldwide economic and political conditions have also been adversely impacted by continued political instability and military hostilities in multiple geographies including the conflict between Ukraine and Russia, the Israel-Gaza war and potential related tensions with Israel’s other neighboring countries. These conditions have made and may continue to make it difficult for our customers and potential customers to afford our products, and could cause our customers to stop using our products or to use them less frequently. If that were to occur, our revenue may decrease and our performance may be negatively impacted. In addition, the pressure on consumers to absorb more of their own health care costs has resulted in some cases in higher deductibles and limits on durable medical equipment, which may cause seasonality in purchasing patterns. Furthermore, during economic uncertainty, some customers experience job losses and may continue to have issues gaining timely access to sufficient health insurance or credit, which could result in their unwillingness to purchase products or impair their ability to make timely payments to us. A recession, depression or other sustained adverse market event could materially and adversely affect our business and the value of our common stock.

We cannot predict the reoccurrence of any economic slowdown or the strength of the economy, worldwide, in the United States, Israel, or in our industry. These and other economic factors could have a material adverse effect on our business, financial condition and results of operations.

Our reliance on the use of technology may adversely affect our business if we become subject to cyber-terrorism or other compromises and shut- downs or if we experience significant disruptions in our information technology systems, and security and privacy breaches may expose us to liability and harm our reputation and business.

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

We rely heavily on our internal computer and information technology systems. Our information technology systems may be subject to cyber- terrorism or other compromises and shut-downs, which may result in unauthorized access to our proprietary information, destruction of our data or disability, degradation or sabotage of our systems, often through the introduction of computer viruses, cyber-attacks, and other means, and could originate from a variety of sources, including internal or unknown third parties. We cannot predict what effects such cyber-attacks or compromises or shut-downs may have on our business, and the consequences could be material. Cyber incidents may remain undetected for an extended period, which could exacerbate these consequences. If our information systems or other technology are compromised, it could have a material adverse effect on our business.

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

We may seek to grow our business through acquisitions or investments in new or complementary businesses, products or technologies, and/or through the licensing of products or technologies from third parties. The failure to manage acquisitions, investments, licenses or other strategic alliances, or the failure to integrate them with our existing business, could harm our business.

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

Our success largely depends on the skill, experience, and effort of our senior management. The loss of the service of any of these persons would likely result in a significant loss in the knowledge and experience that we possess and could significantly delay or prevent successful product development and other business objectives. Our ability to achieve our strategic growth plans depends in part on our ability to recruit and maintain a talented sales and operations team members. New hires are often subject to a time intensive educational onboarding period before they can successfully identify potential customer leads and close sales. This can lead to delays before we can ramp up our commercial initiatives and achieve sales targets. It can also divert attention from our existing sales leadership and personnel who are needed to train these new hires. Additionally, we have experienced certain challenges in hiring and/or maintaining employees that we believe are related to current and previous trends in the workforce. In 2021, the number of voluntary resignations by employees across the U.S. and Israeli economies increased, 2022 saw large-scale layoffs particularly among technology companies, and in 2023 a restructuring of some of our units resulted in the departure of several of our employees. We believe that these events have created a climate of volatility in employment relations throughout the economy, and in our company, that has affected or may affect our ability to recruit, train and retain employees including effective sales professionals. The employee turnover we have experienced, including in our salesforce, has limited our ability to ramp up our sales and marketing force as quickly as would have otherwise been possible. There is intense competition between numerous medical device, pharmaceutical, and biotechnology companies, universities, governmental entities, and other research institutions, all of whom are seeking to employ qualified individuals in the technical fields in which we operate, and we may not be able to attract and retain the qualified personnel necessary for the successful development and commercialization of Deep TMS.

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

The regulations to which we are subject are complex and stringently enforced. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. The FDA enforces these regulatory requirements through, among other means, periodic unannounced inspections. We do not know whether we will pass any future FDA inspections. Furthermore, various service offerings which may be included under certain existing or potential pricing models, including but not limited to device operation services performed by technicians engaged directly by the company, could increase risk profile and/or regulatory burden associated with our business. Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as: warning letters; fines; injunctions; civil penalties; termination of distribution; recalls or seizures of products; delays in the introduction of products into the market; total or partial suspension of production; refusal to grant future clearances or approvals; withdrawals or suspensions of current clearances or approvals, resulting in prohibitions on sales of our products; and in the most serious cases, criminal penalties.

An element of our strategy is to continue to upgrade our Deep TMS systems, add new enhancements and features, pursue next-generation equipment versions utilizing our patented technology, and expand clearance or approval of the Deep TMS System to include new indications. In the United States, before we can market a new medical device, or claim new or expanded indications for use or introduce a significant modification to an existing product, we must first receive either clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDCA, de novo classification, or premarket approval application (PMA), from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to a PMA and later down- classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the PMA process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing, and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. However, some devices are automatically subject to the PMA pathway regardless of the level of risk they pose because they have not previously been classified into a lower risk class by the FDA. Manufacturers of these devices may request that FDA review such devices in accordance with the de novo classification procedure, which allows a manufacturer whose novel device would otherwise require a PMA prior to marketing to request down-classification of the device on the basis that the device presents low or moderate risk. If the FDA grants the de novo classification request, the applicant will then receive authorization to market the device. This device type can then be used as a predicate device for future 510(k) submissions.

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

In order to sell our products in member countries of the EEA, or in countries that also rely on the CE Mark outside the EEA, our products must comply with the essential requirements of the EU Medical Devices Directive (Council Directive 93/42/EEC), and with the Medical Device Regulation (Regulation 2017/745). Compliance with these requirements is a prerequisite to be able to affix the CE Mark to our products, without which they cannot be sold or marketed in the EEA. To demonstrate compliance with the essential requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low-risk medical devices (Class I non- sterile, non-measuring devices), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the EU Medical Devices Directive, a conformity assessment procedure requires the intervention of an organization accredited by a Member State of the EEA to conduct conformity assessments, or a Notified Body. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the technical file and the quality system for the manufacture, design, and final inspection of our devices. The Notified Body issues a certificate of conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE Mark to its medical devices after having prepared and signed a related EC Declaration of Conformity. If we fail to remain in compliance with applicable European laws and directives, we would be unable to continue to affix the CE Mark to our device, which would prevent us from selling them within the EEA and may have an impact on our marketing authorizations in other countries.

We or our distributors will also need to obtain, or retain, regulatory approval in other foreign jurisdictions in which we plan to or currently do market and sell our products, and we or they may not obtain such approvals as necessary to commercialize our products in those territories. Regulatory marketing authorizations in these foreign jurisdictions typically require device testing, conformance to classification requirements, pre- market requests to authorize commercialization, and in some cases, inspections and/or a local presence in the territory for the approval holder.

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

Moreover, even if we, and all our employees, contractors, and agents, market our products in compliance with applicable FDA regulations, such regulations do not apply to the practice of medicine, and we cannot prevent a physician from prescribing and/or using our products off-label when, in the physician’s independent professional medical judgment, he or she deems it appropriate. Similarly, we cannot prevent patients from using our products off-label. There may be increased risk of injury to patients if physicians attempt to prescribe, or patients attempt to use, Deep TMS off- label. Furthermore, the use of Deep TMS for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD or smoking addiction other than as stated on product labeling, or for indications other than those authorized by the FDA, may not be effective to treat such conditions, which could harm our reputation in the marketplace among physicians and patients. There are similar risks if Deep TMS is used off-label with respect to non-U.S. regulatory approvals.

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

There are numerous U.S. federal and state, as well as foreign, laws pertaining to healthcare fraud and abuse, including anti-kickback, false claims, and physician transparency laws. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations involve substantial costs. Our business practices and relationships with providers and patients are subject to scrutiny under these laws. We may also be subject to patient information privacy and security regulation by both the federal government and the states and foreign jurisdictions in which we conduct our business. The healthcare laws and regulations that may affect our ability to operate include:

●	the federal healthcare Anti-Kickback Statute, which prohibits, among other things, persons, and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order, or arrange for or recommend a good or service, for which payment may be made, in whole or in part, under federal healthcare programs, such as Medicare and Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. The government can establish a violation of the Anti-Kickback Statute without proving that a person or entity had actual knowledge of the law or a specific intent to violate. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal healthcare Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Although there are a number of statutory exceptions and regulatory safe harbors to the federal healthcare Anti-Kickback Statute protecting certain common business arrangements and activities from prosecution or regulatory sanctions, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration to those who prescribe, purchase, or recommend medical device products, including discounts, or engaging individuals as speakers, consultants, or advisors, may be subject to scrutiny if they do not fit squarely within an exception or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti- kickback liability. Moreover, there are no safe harbors for many common practices, such as reimbursement support programs, educational or research grants, or charitable donations;

●	the federal civil False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment of federal government funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. Private individuals, commonly known as “whistleblowers,” can bring civil False Claims Act qui tam actions, on behalf of the government and such individuals and may share in amounts paid by the entity to the government in recovery or settlement. False Claims Act liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of $11,665 to $23,607 per false or fraudulent claim or statement. The government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim under the federal civil False Claims Act. Many pharmaceutical and medical device manufacturers have been investigated and have reached substantial settlements under the federal civil False Claims Act in connection with alleged off-label promotion of their products and allegedly providing free products to customers with the expectation that the customers would bill federal health care programs for the product. In addition, manufacturers can be held liable under the federal civil False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. There are also criminal penalties, including imprisonment and criminal fines, for making or presenting false, fictitious or fraudulent claims to the federal government;

●	HIPAA, which created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statements or representations, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal healthcare Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

●	the federal Physician Payments Sunshine Act under PPACA which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the United States Department of Health and Human Services, Centers for Medicare and Medicaid Services, information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and applicable manufacturers and group purchasing organizations, as well as ownership and investment interests held by physicians and their immediate family members. Since January 2022, applicable manufacturers are also required to report information regarding payments and transfers of value provided to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives;

●	HIPAA, as amended by HITECH, and their respective implementing regulations, which imposes privacy, security, and breach reporting obligations with respect to PHI, upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, and their respective business associates that perform services on their behalf that involve PHI. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make HIPAA compliance as well as civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions; and

●	analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients; state laws that require device companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and local laws that require the licensure of sales representatives; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; data privacy and security laws and regulations in foreign jurisdictions that may be more stringent than those in the United States; state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and state laws related to insurance fraud in the case of claims involving private insurers.

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

Healthcare policy changes, including legislation reforming the U.S. healthcare system, could harm our cash flows, financial condition, and results of operations.

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

Some of the provisions of the PPACA have yet to be implemented, and there have been judicial and Congressional challenges to modify, limit, or repeal certain aspects of the PPACA since its enactment and have continued to evolve. During his presidency, President Trump has supported the repeal of all or portions of the PPACA, and in January 2017, he signed Executive Orders designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA to the maximum extent permitted by law. Due to such efforts, certain elements of the PPACA have been invalidated or suspended, which has, in turn, led to additional challenges against the law as a whole. For example, the Tax Cuts and Jobs Act of 2017 included a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. As a result, there is significant uncertainty regarding future healthcare reform and its impact on our operations. In December 2018, a district court in Texas held that the individual mandate is unconstitutional and that the rest of the PPACA is, therefore, invalid. On appeal, the Fifth Circuit Court of Appeals affirmed the holding on the individual mandate but remanded the case back to the lower court to reassess whether and how such holding affects the validity of the rest of the PPACA. The Fifth Circuit’s decision on the individual mandate was appealed to the U.S. Supreme Court. On June 17, 2021, the Supreme Court held that the plaintiffs (comprised of the state of Texas, as well as numerous other states and certain individuals) did not have standing to challenge the constitutionality of the PPACA’s individual mandate and, accordingly, vacated the Fifth Circuit’s decision and instructed the district court to dismiss the case. As a result, the PPACA will remain in- effect in its current form for the foreseeable future; however, we cannot predict what additional challenges may arise in the future, the outcome thereof, or the impact any such actions may have on our business.

The Biden administration also introduced various measures in 2021 focusing on healthcare and drug pricing, in particular. For example, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the PPACA marketplace, which began on February 15, 2021, and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the PPACA. On the legislative front, the American Rescue Plan Act of 2021 was signed into law on March 11, 2021, which, in relevant part, eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source drugs and innovator multiple source drugs, beginning January 1, 2024. And, on August 16, 2022, the Inflation Reduction Act of 2022 (“IRA”) was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation, and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA also authorizes HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. We cannot yet assess the impact that the IRA will have on the medical-products industry, but it will likely be significant.

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

Changes in patent law and regulations in other countries or jurisdictions or changes in governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future. For example, in Europe, beginning June 1, 2023, European applications and patents may be subjected to the jurisdiction of the Unified Patent Court (UPC) for a single pan-European infringement action or revocation proceeding. European applications will for now have the option in certain circumstances, upon grant of a patent, of becoming a Unitary Patent that will be subject to the jurisdiction of the UPC. This is a significant change in European patent practice. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty. The UPC may provide our competitors with a new forum to seek to centrally revoke our European patents if we do not opt our patents out of the UPC where permitted, and allows for the possibility of a competitor to obtain pan-European injunctions with their own UPC-designated European patents. As a single court system can invalidate a European patent, we, where applicable, may opt out of the UPC and as such, each European patent would then need to be challenged in each individual country and each infringement action pursued in each country.

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

The first patent family upon which our Deep TMS products are based, which is owned by the DHHS (based on an assignment of the related rights from the PHS) and is exclusively in-licensed to us under a license agreement with the PHS, expired in the U.S. in January 2024, and a divisional patent within this family will expire in the U.S. in 2026. While we have secured additional patents which we believe extend the protection of our products into future years, we cannot be certain that this protection will completely compensate for the expiration of this underlying patent.

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

No material limits have been placed on the license held by the U.S. government for its own (or for its treaty partners’ or agreement counter-parties’) benefit, and it is possible that the U.S. government, a foreign government or an international organization could even commercialize a product on the basis of this license and the related technology. We cannot provide assurance that these rights will not be exploited in a manner that infringes upon any otherwise enforceable exclusive licenses to the PHS-owned patents, that does not develop or advance products that compete with our own, or that does not otherwise adversely impact our business. Because our rights with respect to the PHS-owned patents are critical to Deep TMS-based technologies and systems, any unexpected consequences from the U.S. government’s or other third party’s exploitation of such rights could have an adverse impact on the market for Deep TMS and, hence, on our business, financial condition, and results of operations.

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

The development, manufacture, use, offer for sale, sale or importation of Deep TMS and any planned future-generation products may infringe on the claims of third-party patents or violate other intellectual property rights. The nature of claims contained in unpublished patent filings around the world is unknown to us and it is not possible to know which countries patent holders may choose for the extension of their filings under the Patent Cooperation Treaty, or other mechanisms. For example, because patent applications do not publish for at least 18 months, if at all, and can take many years to issue, there may be currently pending applications unknown to us that may later result in issued patents that Deep TMS would infringe. Therefore, there is a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued. The cost to us of any intellectual property litigation or other infringement proceeding, even if resolved in our favor, could be substantial. Any claims of patent infringement, even those without merit, could be expensive and time consuming to defend; cause us to cease making, licensing or using products that incorporate the challenged intellectual property; require us to redesign, reengineer or rebrand Deep TMS, if feasible; cause us to stop from engaging in normal operations and activities, including developing and new indications for Deep TMS; and divert management’s attention and resources. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation or defense of intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Intellectual property litigation and other proceedings may also absorb significant management time. Consequently, we may not be able to manufacture, use, offer for sale, sell or import our Deep TMS systems in the event of an infringement action.

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

Aspects of our business are located in Israel, including our headquarters, our research and development and our manufacturing and assembling. See “—We rely on third-parties, including suppliers for some components used in manufacturing our Deep TMS products, distributors to market and promote our products internationally and third-parties to conduct our clinical trials, which exposes us to uncertainty and instability.” In addition, 61 of our employees are located in Israel. Accordingly, our business will be directly influenced by the political, economic, and military conditions affecting Israel at any given time. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries. These conflicts involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. In addition, Israel faces threats from more distant neighbors, in particular, Iran. A change in the security and political situation in Israel and in the economy could impede the raising of the funds required to finance our research and development plans and to create joint ventures with third parties and could otherwise have a material adverse effect on our business, operating results, and financial condition.

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

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against this terrorist organization commenced in parallel to its continued rocket and terror attacks. Moreover, the clash between Israel and Hezbollah in Lebanon may escalate in the future into a greater regional conflict. Additionally, a Yemeni rebel group, the Houthis, launched series of attacks on global shipping routes in the Red Sea, causing disruptions of supply chain. These geopolitical developments may adversely affect our ability to continue carrying out various administrative, research, operational and commercial functions and activities both in Israel and globally.

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

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturns in the economic or financial condition of Israel could adversely affect our operations and product development, cause our revenues to decrease, and adversely affect the share price of publicly traded companies having functions in Israel, such as us.

Moreover, in recent years Israel has been facing political instability with the rapid changing of its government. Between the years 2018 and 2022, five elections were held for the Israeli Parliament as a result of a failure to constitute a government. In addition, in 2022 a proposed dramatic and controversial legal reform that would drastically change the way that the High Court of Justice would function and shift the balance of power between the Knesset and other government bodies caused significant backlash in Israel, including civil protests and demonstrations. Any continuations or exacerbations of instability in Israel’s security, political and/or economic environments might deter potential and current investors from investing in Israeli-based companies such as BrainsWay.

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

Our operations could be disrupted as a result of the obligation of some of our personnel to perform military service.

Members of our senior management and key employees reside in Israel, and although most of them are no longer required to perform reserve duty, some may be required to perform annual military reserve duty, and may be called for active duty under emergency circumstances at any time. Since the initiation of the Israel-Gaza war in October 2023, five of our employees were drafted to the Reserves for purposes of the war effort. Four of these employees serve in R&D and manufacturing functions, and one on our finance team. While some of these members have been released, should they be re-drafted, or should the war expand and/or other circumstances occur that would result in additional employees being drafted into the reserves, certain Israel -based functions, primarily including our R&D and scientific operations could be impacted. These impacts could include delays in our ability to rollout next generation products, and/or any planned redesigned components, features and/or capabilities on our existing products.

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

Some of our operations in Israel may entitle us to certain tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, once we begin to generate taxable income. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is currently set at 23%. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we may receive in the future, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Technology Enterprise” is entitled to may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefits programs. See “Material Tax Considerations—Israeli Tax Considerations and Government Programs” for additional information concerning these tax benefits.

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

The significant share ownership position of several of our officers, directors, and entities affiliated with certain of our directors may limit your ability to influence corporate matters.

Our officers, directors, and entities affiliated with certain of our directors beneficially own or control, directly or indirectly, approximately 22.53% of our outstanding Ordinary Shares as of March 21, 2024. Accordingly, these persons are able to significantly influence, though not independently determine, the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors, and the outcome of any proposed merger or consolidation of our company. These interests may not be consistent with those of our other shareholders. In addition, these persons’ significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our Ordinary Shares.

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

The price of our ADSs may rely on the research and reports of equity research analysts

The trading market for the ADSs may rely on the research and reports that equity research analysts publish about us and our business. The price of the ADSs could decline if one or more securities analysts downgrade the ADSs or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

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

As an “emerging growth company,” as defined in the JOBS Act, we take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes- Oxley Act (and the rules and regulations of the SEC thereunder). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, , our management is required to report on the effectiveness of our internal control over financial reporting. In addition, once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above and depending on our status as per Rule 12b-2 of the Exchange Act, our independent registered public accounting firm may also need to attest to the effectiveness of our internal control over financial reporting under Section 404. We have not yet commenced the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. This process will require the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective controls over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. Irrespective of compliance with Section 404 of the Sarbanes-Oxley Act, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

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

Our management is required to assess the effectiveness of our internal controls and procedures and disclose changes in these controls on an annual basis. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an “emerging growth company” for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

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

We have not made a formal determination as to whether we would be classified as a PFIC for the current taxable year or previous taxable years, and do not plan to make such a determination for subsequent years. Notwithstanding the foregoing, we will likely be treated as a PFIC for the 2023 taxable year. The determination of whether we are a PFIC depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets), and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. The fair market value of our assets is expected to depend, in part, upon (i) the market price of the ADSs, which is likely to fluctuate, and (ii) the composition of our income and assets, which will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction.

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

Our legal and commercial name is BrainsWay Ltd. We are a public company that was incorporated under the laws of the State of Israel in November 2006. We completed our initial public offering on the TASE in January 2007, and in April 2019 we completed the listing of our ADSs on The Nasdaq Global Market. Our Ordinary Shares are currently listed on the TASE under the symbol “BWAY”, and our ADSs are currently listed on The Nasdaq Global Market under the symbol “BWAY”. Our Israel-based principal executive offices are located at 19 Hartum Street, Bynet Building, 3rd Floor, Har HaHotzvim, Jerusalem 9777518, Israel, and our telephone number is +972-2-582-4030. We also have U.S. offices located in Boston and plan to move to New Jersey. Our registered agent in the United States is BrainsWay USA, Inc. The address of BrainsWay USA, Inc. is 1 Van de Graaf Drive, Burlington, MA 01803.

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

Our capital expenditures for the years ended December 31, 2023, 2022, and 2021 were approximately $2.3 million, $1.7 million and $2.2 million, respectively. Our current capital expenditures primarily involve purchase of equipment and system components in both Israel and the United States. Our research and development costs for the years ended December 31, 2023, 2022, and 2021 amounted to $6.7 million, $7.7 million and $6.3 million, respectively. These research and development costs primarily consisted of expenses incurred in connection with the development of our existing and future indication pipeline, and the development of our Deep TMS system. We expect our capital expenditures and research and development costs to remain significant as we continue our research and development efforts and advance our existing and planned clinical pipeline, in the United States and other strategic markets. We anticipate our capital expenditures and research and development costs in 2024 to be financed from our existing cash and cash equivalents, including the proceeds from the follow-on underwritten public offering of ADSs closed on February 25, 2021, and from our ongoing sales and leases of our Deep TMS systems. For the near future, our investments will mainly remain in the United States and Israel, where our operations and research and development facilities are currently located.

B.	Business Overview

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. We are dedicated to leading through superior science and building on what we believe to be an unparalleled body of clinical evidence. We are the first and only TMS company to be cleared by the U.S. Food and Drug Administration (FDA) for three separate mental health disorder indications based on clinically proven efficacy as demonstrated in pivotal randomized placebo controlled studies. Current indications include major depressive disorder (MDD) (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder (OCD), and smoking addiction.

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

MDD is a common and debilitating mental disorder characterized by physiological symptoms, such as sleep disturbance and changes in appetite, emotional symptoms, such as sadness, despair, emptiness, self-hate, and critique, and cognitive symptoms, such as difficulty concentrating, memory dysfunction, suicidal thinking, and faulty judgment of reality. According to a 2018 study cited by the World Health Organization (WHO), depression affects approximately 300 million people worldwide, with the rate of depression increasing in developed countries. The U.S. National Institute of Mental Health (NIMH) estimates that 21.0 million individuals in the United States suffer from a major depressive episode in 2020. Based on 2006-2007 data from the Sequenced Treatment Alternatives to Relieve Depression (STAR*D) study, we estimate that approximately 7 million adult MDD patients in the United States are considered treatment-resistant (i.e., do not achieve remission after four trials of anti-depressant medication), of which we estimate that approximately 6.3 million or more are currently eligible to receive reimbursement for Deep TMS from either governmental or private insurers. Assuming a course of treatment per patient of 33 treatment sessions and a price paid to us per treatment session of $70 (which has historically served as our benchmark price per treatment session), we believe our total annual addressable market opportunity for MDD in the United States is approximately $14.6 billion.

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

Smoking is one of the leading causes of death in developed countries. The addiction to nicotine, similar to the addiction to drugs and alcohol, involves modulation of the brain reward system and causes uncontrollable desire to smoke. 480,000 U.S. adults die from smoking each year. Cigarette smoking has been found to harm nearly every organ system in the body and is the leading cause of preventable death in the U.S. and of disease burden worldwide (Rostron, BL, Chang CM, Pechacek TF. Estimation of cigarette smoking-attributable morbidity in the United States, JAMA Intern Med. 2014;174(12):1922-1928). According to the Centers for Disease Control and Prevention (CDC), approximately 28.3 million U.S. adults smoked cigarettes in 2021, with 68% stating they want to quit and 55% actually attempting to quit. Of those attempting to quit, 7.6 million made a serious attempt to quit (i.e., using medication or counseling). Of those smokers attempting to quit either with or without medical assistance, 2.9 million were successful. Reimbursement is not currently available for Deep TMS for smoking addiction, and it is therefore premature to assess the amount of money our customers might be able to collect from potential payors, and willing to pay us, for treatment for this indication. That said, assuming a course of treatment per patient of 18 treatment sessions, and assuming an average price paid to us per treatment session of $50, we believe our total annual addressable market opportunity for smoking addiction in the United States is approximately between $3.9 and $4.1 billion.

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

Our current customers are principally doctors, hospitals, and medical centers in the field of psychiatry. Treatment with Deep TMS is typically performed as an office-based procedure using our Deep TMS system, which consists of our proprietary H-Coil helmet, as well as several other components, including a stimulator, cooling system, positioning arm and an operator interface. A course of treatment for MDD typically requires 20 treatment sessions five times a week over a period of four weeks, and thereafter up to 24 additional maintenance-continuation sessions twice weekly over a period of up to 12 weeks. The standard Deep TMS treatment protocol for OCD requires 29 treatment sessions over six weeks. A course of treatment for smoking addiction typically requires 18 treatment sessions, comprised of treatment five times a week over a period of three weeks, followed by treatment once per week for an additional three weeks. Each standard MDD, OCD or smoking addiction session lasts 20 minutes, 19 minutes, and 18 minutes, respectively. For Deep TMS for MDD, the FDA has also cleared a 3 minute “Theta Burst” treatment protocol. Patients may experience some discomfort during treatment and must use earplugs to reduce exposure to the loud sounds produced by the device. The treatment requires no anesthesia, hospitalization or sedation, and no systemic side effects are associated with the therapy.

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

In 2021, for the first time, several payors issued policies and coverage determinations allowing for reimbursement coverage applicable to Deep TMS for OCD, with over 90 million covered lives in the U.S. eligible for coverage as of March 2023. Positive coverage decisions for Deep TMS for OCD have been issued by Centene Corporation (with 26 million covered lives), Health Care Service Corporation (HCSC) (with 17 million covered lives), TriCare (with 9.6 million covered lives), Cigna Corporation (with 17 million covered lives), Highmark (with 6.8 million covered lives), Premera (with 2.6 million covered lives) and LifeWise (with 2.2 million covered lives). Additionally, one of the seven Medicare Administrative Contractors (MACs) in the US, Palmetto GBA, has published its final Local Coverage Determination (LCD) in 2022 extending coverage applicable to Deep TMS treatment for OCD. While the criteria for Deep TMS for OCD coverage varies with each payor, generally, coverage requires the failure of between two and four medication trials before qualifying for reimbursement. Our strategy is to look for ways to facilitate increased coverage for OCD treatment by more payors, including both commercial and governmental.

Reimbursement is not yet available for Deep TMS for smoking addiction. In October 2023, the Clinical TMS Society (CTMSS), an influential peer group, published the first coverage recommendations for TMS for smoking addiction. We are actively communicating our FDA clearance, evidence outcomes, and the CTMSS recommendations to payors for future coverage consideration as our evidence and commercialization efforts for that indication progress, based on the novelty of the technology, unmet clinical need, and the efficacy and safety profile of the treatment.

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

The United States is our primary and most strategic market, representing approximately 75% of our revenues for each of the years ended December 31, 2023 and 2022, and 88% of our revenues for the year ended December 31, 2021. We operate in the United States through our wholly owned subsidiary, BrainsWay USA Inc, as a direct marketing and sales channel, where we currently have existing sales, marketing, and support infrastructure. We generate revenue from various flexible pricing models that are designed to maximize market penetration. For the year ended December 31, 2023, we generated revenues in the United States of $23.9 million, an increase of 18% as compared to $20.3 million for the year ended December 31, 2022.

On a consolidated basis, we generated revenue from leasing, one of our two main categories of activity of $8.5 million, $9.2 million and $11.6 million for the years ended December 31, 2023, 2022 and 2021, respectively. Our revenue from sales, our other category of activity, of $20.4 million, $16.2 million and $16.2 million for the years ended December 31, 2023, 2022 and 2021, respectively. Our revenue from sale related and other services, of $2.9 million, $1.8 million and $1.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.

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

We have developed a number of H-Coils with differing configurations, building upon our technology with important changes for each coil. For different regions of the brain which are known to be associated with specific brain disorders, we offer different H-Coils that are designed to influence the neurological networks of those regions. For example, we have two H-Coils, targeting different brain regions, that may be used for MDD (including anxious depression), one H-Coil used for OCD, and one H-Coil used for smoking addiction. Some of our H-Coils are also able to treat more than one indication. The H-Coils transmit pulses which are generated by a power supply, known as a stimulator. We developed our own proprietary stimulator that is more advanced than our previously used third-party stimulator and improves our approved Deep TMS systems through its user-friendly software interface and other features. We expanded our FDA clearances in MDD, OCD, and smoking addiction, which had previously applied to our older model systems with third-party stimulators, to also include current systems which incorporate our proprietary stimulator. In addition, we are currently developing and initiated clinical testing of our next generation multichannel device, which includes our patented “rotational field” TMS or “Deep TMS 360°™” technology. The patented multichannel aspect of this technology allows for simultaneous modulation of different areas of the brain with independent stimulation parameters, and the patented rotational field aspect employs a method of stimulation that enables activation of a greater number of neurons in the brain via two orthogonal TMS coils which are placed perpendicular to each other and operated with a time lag in order to induce a circularly rotating electric field. This enables stimulation of neurons in various orientations, in contrast to currently available TMS devices which stimulate only neurons parallel to the induced field. We recently launched two new feasibility studies involving this next generation device, one in the neurological field of post-stroke rehabilitation, and the other for OCD using an accelerated protocol. We believe there are a variety of other possible applications as well and we believe this next generation technology can potentially make our Deep TMS systems even more attractive to clinicians, researchers and patients.

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

A course of treatment for MDD typically requires 20 treatment sessions five times a week over a period of four weeks, and thereafter up to 24 additional maintenance- continuation sessions twice weekly over a period of up to 12 weeks. The standard Deep TMS treatment protocol for OCD requires 29 treatment sessions over six weeks. The clearance for this indication is categorized as an adjunct therapy, which means that it should be administered in conjunction with other first-line therapies and/or medications, as determined in the independent medical judgment of the treating healthcare professional on a case-by-case basis. A course of treatment for smoking addiction typically requires 18 treatment sessions, comprised of treatment five times a week over a period of three weeks, followed by treatment once per week for an additional three weeks. A standard MDD, OCD or smoking addiction session lasts 20, 19 and 18 minutes, respectively. For Deep TMS for MDD, the FDA has also cleared a 3 minute “Theta Burst” treatment protocol. The protocols for OCD and smoking addiction also require a short provocation procedure (i.e., triggering of OCD or smoking symptoms, as relevant), to ensure that Deep TMS is calibrated to treat the particular needs of the patient, which is then followed by a Deep TMS session. The treatments are typically office-based procedures performed in private clinics, hospitals, universities, and other medical centers. As with Traditional TMS, Deep TMS is contraindicated for patients with metallic objects or implanted stimulator devices in or near the head, including cochlear implants, deep brain stimulators, other implanted electrodes or stimulators, aneurysm clips or coils, stents, bullet fragments, jewelry, and hair barrettes. During treatment, the patient must use earplugs to reduce exposure to the loud sounds produced by the device.

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

We are the only manufacturer of a TMS device to have been cleared by the FDA for three separate mental health disorder indications based on clinically proven efficacy which was demonstrated in pivotal randomized placebo controlled studies conducted on the device: MDD, for which our H1 Coil device was cleared by the FDA in 2013, (and which clearance was expanded in August 2021 to include reduction of comorbid anxiety symptoms, or anxious depression) and for which our H7 Coil received 510(k) clearance from the FDA in August 2022; OCD, for which our device was classified by FDA as a Class II device in a de novo classification in August 2018; and smoking addiction, for which our device was cleared for short term treatment in August 2020. For MDD (including anxious depression), we are one of only two TMS companies that have performed clinical studies supporting an FDA clearance. For OCD, we are the only company to have received such clearance based on clinical data from a pivotal study on the device. We remain the only company to have proven clinical efficacy for OCD based on a randomized, double-blind, placebo-controlled, multicenter trial, while other competitors that have since obtained FDA clearance for this indication, have done so in part relying on our clinical data. For smoking addiction, and indeed addictions generally, we are the first and only TMS company to have received FDA clearance.

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

We have an established commercial footprint in the United States for Deep TMS for MDD, including our own sales, marketing, and support employees. We estimate that over 90% of total private insurer covered lives in the United States have coverage for reimbursement of MDD treatment with Deep TMS. In addition, our MDD treatment with Deep TMS is eligible for reimbursement from all Medicare Administrative Contractors (MACs), and our OCD treatment is currently covered by one of the seven MACs. We are also currently selling Deep TMS for MDD in Canada, Europe, Asia, India, Israel, the United Arab Emirates , and certain other countries. We received reimbursement coverage applicable to Deep TMS in Australia in November 2021 and in Israel in June 2022. We are also increasing our commercialization efforts for Deep TMS for OCD. Our installed base of Deep TMS systems for MDD facilitates faster expansion into OCD because clinicians who already have a Deep TMS system only need to lease or purchase an add-on arm and helmet to the existing system. In 2021, for the first time, several payors issued policies and coverage determinations allowing for reimbursement coverage applicable to Deep TMS for OCD, with over 90 million covered lives in the U.S. eligible for coverage as of March 2024. Positive coverage decisions for Deep TMS for OCD have been issued by Centene Corporation (with 26 million covered lives), Health Care Service Corporation (HCSC) (with 17 million covered lives), TriCare (with 9.6 million covered lives), Cigna Corporation (with 17 million covered lives), Highmark (with 6.8 million covered lives), Premera (with 2.6 million covered lives) and LifeWise (with 2.2 million covered lives). Additionally, one of the seven Medicare Administrative Contractors (MACs) in the US, Palmetto GBA, published a final Local Coverage Determination (LCD) in 2022 extending coverage applicable to Deep TMS for OCD. While the criteria for this emerging Deep TMS for OCD coverage varies with each payor, generally, coverage requires the failure of between two and four medication trials before qualifying for reimbursement. Our strategy is to look for ways to facilitate increased coverage for OCD treatment by more payors, including both commercial and governmental. After the receipt of FDA clearance for our Deep TMS product for smoking addiction, we initiated a clinical data collection effort to facilitate a long term commercial plan for this product.

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

Our clinical studies, including various feasibility studies, suggest that our Deep TMS system has the potential to serve as a platform technology that can address a potentially wide variety of other psychiatric, neurological, and addiction disorders by using the appropriate H-Coil structure for different targeted brain regions. We are the first and only TMS company to be cleared by the U.S. Food and Drug Administration (FDA) for three separate mental health disorder indications based on clinically proven efficacy as demonstrated in pivotal randomized placebo controlled studies. Current indications include MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder (OCD), and smoking addiction. Moreover, in August 2021, we received 510(k) clearance from the FDA expanding our MDD indication to also include treatment of depressed patients for the reduction of comorbid anxiety symptoms (commonly referred to as anxious depression). In 2021 we also received a clearance for a shortened three- minute depression protocol and a labeling expansion for anxious depression through subsequent 510(k) clearances. In 2022, the FDA extended the clearance of our H7 Coil to include the treatment of MDD (including anxious depression). Our shortened three-minute depression protocol, however, continues only to apply for our H1 Coil.

Beyond our existing indications, we are also considering further clinical trials in other neurological and/or addiction areas.

Our Strategy

We are currently focused on expanding the commercialization of Deep TMS with respect to MDD, OCD and smoking addiction. In September 2021, we received a 510(k) clearance from the FDA for expansion of our Deep TMS MDD treatment also to include treatment for reduction of anxiety symptoms, commonly referred to as anxious depression. In August 2022, we received FDA-clearance for treating anxious depression with our H7 Coil, which had been previously cleared for treating OCD. In addition, we are actively engaged in research for other potential applications for Deep TMS for patients suffering from neurological conditions and addictions. For each potential indication, we assess and evaluate our technology’s efficacy, safety, patent status, market potential, and development and regulatory pathways. Our systematic approach to evaluating and developing applications for Deep TMS allows us to continually build upon our clinical pipeline, and advance those applications with the greatest clinical effect and revenue potential. We also plan to advance other technological innovations in the neuromodulation space for the improvement of our products. For example, we are currently developing and initiated clinical testing of our next generation multichannel device, which includes our patented “rotational field” TMS or “Deep TMS 360°™” technology, allowing for simultaneous modulation of different areas of the brain and stimulation of neurons in various orientations to cover a greater number of neurons.

Specific elements of our strategy include the following:

●	Increase the full-scale commercialization of Deep TMS for MDD, OCD and smoking addiction

We are continuing to scale up our commercialization of Deep TMS for MDD as we seek to further penetrate the MDD market, including since September 2021 FDA- cleared treatment to anxious depression and the August 2022 cleared H7 Coil for such treatment. We continue to focus our principal commercial activity on the U.S. market in light of the market size and wide range of insurance coverage. In addition, we continue our full- scale commercialization of Deep TMS for OCD, which is the first noninvasive medical device FDA-authorized for the treatment of OCD, with reimbursement coverage for this indication obtained since 2021 from payors covering over 90 million covered lives in the United States. After the receipt of FDA clearance for our products for smoking addiction, the Company initiated a clinical data collection effort to facilitate and support the long term viability of the commercial plan for this product.

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

A key prerequisite to the successful market acceptance of Deep TMS is securing sufficient insurance/third-party payor coverage. The scope and level of coverage are also key factors in our ability to penetrate the market and to expand further use of our Deep TMS system by healthcare providers and facilities for the benefit of the larger patient population. Our MDD treatment with Deep TMS is widely eligible for reimbursement, including from Medicare, subject to the satisfaction of certain clinical criteria. We aim to achieve similar levels of reimbursement for Deep TMS for OCD. We also aim to secure coverage in various jurisdictions outside of the United States, For example in 2021 and in 2022, favorable coverage decisions applicable to TMS for MDD were issued in Australia and Israel, respectively. The Company has also begun efforts to obtain reimbursement for smoking addiction, and in October 2023 the Clinical TMS Society, an influential peer group, published the first coverage recommendations for smoking We believe that our ability to secure coverage from payors will be a key factor in the long-term success of this indication.

●	Develop innovative enhancements and features for our Deep TMS systems.

We continue to develop innovative enhancements and features for our Deep TMS systems to expand the applicability of Deep TMS to additional indications and improve the capabilities of the systems for approved indications. For example, in December 2021 we displayed a future version of the platform that will serve as the basis for our next generation Deep TMS system, which includes our patented “rotational field” TMS or “Deep TMS 360°™” technology, allowing for simultaneous modulation of different areas of the brain and stimulation of neurons in various orientations to cover a greater number of neurons. Our novel rotational field technology involves the operation of two orthogonal coils to induce a rotating field in the brain, allowing for stimulation of neurons in various orientations. We have recently begun to test the clinical efficacy of this next generation technology in 2 new feasibility studies – one for post-stroke rehabilitation, and the other for OCD using an accelerated protocol. We further believe these enhancements hold the potential to make Deep TMS even more attractive for clinicians, researchers, and patients, and may serve to better position its use in neurology.

●	Increase our international commercial footprint

We are working to expand our existing commercial footprint in Europe, Asia, Latin America, Australia, the broader Middle East, and to pursue commercialization in additional markets. We currently have distribution and agent agreements in various territories, including, notably, Italy, Spain, Czech Republic, Japan, South Korea, Taiwan, Thailand, the Philippines, and the United Arab Emirates. In Israel, we directly distribute to our customers.

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

Positive data published in May 2023 in the Journal of Psychiatric Research demonstrated compelling data with respect to the effectiveness of Deep TMS for MDD, showing a high response rate from patients in an average period of 16 sessions or 21 days after beginning treatment with Deep TMS.

A recent publication in October 2023 in the Psychiatry Research journal published new real-world post-marketing data demonstrating the efficacy of accelerated Deep TMS or the treatment of major depressive disorder (MDD). The standard FDA-cleared Deep TMS protocol involves one treatment session per day, five days a week for 4 weeks, followed by a maintenance period. However, there has been recent interest in “accelerated” dosing schedules which involve multiple sessions each day to allow for quicker overall treatment time. Data collected using this approach to treat depression was compiled from clinical sites and analyzed in this study. Key findings from this post-marketing study included data demonstrating efficacy of Deep TMS administered over multiple sessions each day to allow for quicker overall treatment time for depression patients.

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

The trial was designed with three phases. The first phase was a wash-out phase in which patients slowly stopped any anti-depressants, mood stabilizers, or antipsychotics that they were previously taking. This phase lasted one to two weeks. The second phase was a four-week acute treatment phase in which patients received daily treatment with Deep TMS or a sham. The treatments were administered in a five-day sequence each week during the second phase. Measurements in respect of this phase were taken in week five. The final phase was a 12-week maintenance- continuation phase in which patients received two treatments per week of Deep TMS or a sham. Measurements in respect of the final phase were taken in week 16.

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

Real world data further demonstrates the benefits of Deep TMS for MDD: In a peer-reviewed post-marketing study published in Psychiatry Research in 2023, we demonstrated that patients who had received 30 or more Deep TMS treatments achieved an 82% response rate and a 65% remission rate. In the study, BrainsWay collected an aggregate data set from 1,753 patients across 21 clinics, of which 1,351 patients met the inclusion criteria for the analysis. All patients were treated with our H1 Coil utilizing either a standard protocol (typically 18Hz, 20-minutes long) or a shorter intermittent theta burst (iTBS) protocol. Outcomes were measured with clinician-based scales (HDRS-21) and/or patient self-administered questionnaires designed specifically for depression (PHQ-9, BDI-II). This analysis also showed that the average patient achieved sustained response at 16 sessions, or 21 days after beginning treatment. The results found similar efficacy rates among patients undergoing the standard protocol and those who had been administered an iTBS protocol. Data from questionnaires which are not specific to depression, and thus less relevant for assessing depression changes, were intentionally excluded.

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

Market Information

Despite variances in estimates of the incidence of the disorder, we believe that a majority of research reports that 2% of the global population suffer from OCD sometime during their lifetime. According to the National Institute of Mental Health, approximately 1.2% of the adult population in the United States suffers from OCD over their lifetime. Based on these data, we estimate that approximately 3.1 million adults in the United States suffer from OCD annually, and approximately half (i.e., 1.5 million) are treatment resistant. Of the total OCD population, 50.6% of cases are characterized as having severe impairment. Another 34.8% of adults with OCD had moderate impairment, and 14.6% had mild impairment. The average age of onset is 19 years old.

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

Since 2021, several payors issued policies and coverage determinations allowing for reimbursement coverage applicable to Deep TMS for OCD. While the criteria for this emerging Deep TMS coverage varies with each payor, generally, coverage requires the failure of between two and four medication trials before qualifying for reimbursement.

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

There are studies that indicate that combination of psychological support with pharmacotherapy may increase the chances to quit smoking. In November 2023, the Clinical TMS Society (CTMSS), a medical society dedicated to supporting the clinical practice, research, and access to transcranial magnetic stimulation (TMS), has published the first coverage recommendations for smoking addiction treatment using TMS. With this new coverage guidance for insurers, CTMSS now recommends TMS coverage for individuals with a confirmed diagnosis of Tobacco Use Disorder (TUD) who failed two alternative treatment methods, cannot tolerate drugs, or have other comorbid medical conditions (secondary to TUD) such as COPD, artery disease and lung cancer.

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

The trial was a randomized, double-blind, multicenter study designed to evaluate the safety and efficacy of Deep TMS treatment as an aid in reducing cigarette smoking in individuals suffering from chronic smoking addiction. It was conducted at 14 sites, primarily in the U.S., and enrolled 262 eligible subjects randomized into two groups: an active treatment group treated with our proprietary H4 Coil targeting addiction-related brain circuits, and a sham (placebo) control group. The primary endpoint of the study was a comparison between the two groups of the four-week continuous quit rate (CQR), representing abstinence during a consecutive four-week period. Weekly abstinence was defined as a subject’s self- report (in a diary) of no smoking, confirmed by urine tests indicating abstinence from smoking. The participants in the study were highly addicted to smoking, with a history of smoking on average for over 26 years and multiple failed attempts to quit. All of the subjects in the study had at least one prior unsuccessful attempt to quit smoking before being enrolled in the trial. Over 68% of the subjects had undertaken at least three prior unsuccessful attempts, and over 25% had undertaken at least five prior unsuccessful attempts.

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

Figure 7. Number of Cigarettes Smoked for Deep TMS and Sham Treatment Groups

Sales and Marketing United States

The United States is our primary and most strategic market, representing approximately 75% of our revenues for the year ended December 31, 2023. We operate in the United States through our wholly owned subsidiary, BrainsWay USA Inc., as a direct marketing and sales channel, engaging in the marketing, sales, support, and logistics independently in the United States. As of December 31, 2023, we had 45 U.S. employees, including 43 sales, marketing and service/operations employees, 1 general and administrative employee, and 1 medical affairs employee.

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

As of December 31, 2023, approximately 44% of our global Deep TMS systems installed base for MDD utilized the fixed-fee lease model, and approximately 56% utilized the sales model. We generally commercialize Deep TMS for OCD utilizing a leasing or purchase model, and often as part of a combined offering with our MDD system.

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

Government Regulation Outside of the United States

Approximately 25% of our revenues for the fiscal years ended December 31, 2023 and 2022 and 12% of our revenues for the fiscal years ended December 31, 2021, were generated outside of the United States. A significant part of our sales outside the United States are made indirectly with local distributors and agents. Most of our sales outside the United States are made via the purchase model, although we lease some of our Deep TMS systems as well, and in Israel we have several sites who have enlisted under a pay-per-use model. Our primary focus is on selling to hospitals, medical centers and clinics dealing with the treatment of psychiatric neurological and addiction illnesses and disorders.

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

We have conducted clinical trials evaluating Deep TMS for a variety of neurological and psychiatric conditions and believe further investigation could pave the way for marketing authorizations in new indications in the United States and expand the potential for treatment to a wider range of patients. Recent areas of focus include post-stroke rehabilitation and OCD treatment using an accelerated protocol, which we are currently exploring via 2 new feasibility studies utilizing our next generation “Rotational Field” TMS (or “Deep TMS 360°™”) system. Factors that contribute to how we prioritize the pursuit of certain clinical studies include, but are not limited to, the strength of our feasibility clinical data, market potential, required budget, and ease of conduct of the trial. However, there is no guarantee that we will ultimately be successful in obtaining marketing clearance for the indications prioritized for further study.

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

Competitors that sell other forms of TMS therapy for MDD include Neuronetics, MagVenture, Magstim, Neurocare (MAG & More), Cloud TMS, Nexstim, Yingchi Medical, Sebers, and Magnus Medical that compete directly with us. Their systems are typically based on traditional TMS utilizing a figure-8 coil and are generally FDA-cleared for MDD. MagVenture and Neuronetics have also received FDA clearance for OCD, although these competitors did not conduct randomized, controlled studies as a predicate to receiving such clearance. By contrast, our unique Deep TMS H-Coils are designed to address a number of different brain disorders. Several competitors have obtained 510(k) clearance for their TMS device for an OCD indication, using our de novo classification as a predicate device in their submission, and others may follow suit. We remain the only company to have proven clinical efficacy for this indication based on a randomized, double-blind, placebo-controlled, multicenter trial, while other competitors that have since obtained FDA clearance for this indication, have done so in part relying on our clinical data. BrainsWay remains the only company currently with marketing authorizations for MDD, OCD, and the treatment of smoking addiction.

We also face competition from pharmaceutical and other companies that develop competitive products, such as antidepressant medications (including but not limited to a nasal spray utilizing the drug esketamine approved by the FDA for use in conjunction with an oral antidepressant), with certain competitive advantages such as widespread market acceptance, ease of patient use and well-established reimbursement. We may also face competition from the SAINT™ Neuromodulation protocol (Magnus Medical), a brain stimulation technique for treatment of neuropsychiatric disorders, which received an FDA clearance for the treatment of MDD in adults who have failed to achieve satisfactory improvement from prior antidepressant medications in the current episode. We believe that Magnus Medical may attempt to launch a TMS system in 2024 with this protocol being their main offering. In addition, we may face competition from ketamine, which is used as an anesthetic to treat a variety of brain disorders. Currently in clinical trials, there are a number of psychedelics including lysergic acid diethyamide (LSD), psilosybin, DMT, and methylendioxymethamphetatmine (MDMA) showing early promise in the treatment of mental health conditions like depression and PTSD. Our commercial opportunity could be reduced or eliminated if these competitors develop and commercialize antidepressant medications or other treatments that are safer, more effective or more convenient than Deep TMS. At any time, these and other potential market entrants may develop treatment alternatives that may render our products uncompetitive or less competitive. In addition, we could face competition by the recently approved AUVELITY (dextromethorphan HBr -bupropion HCl) extended-release tablets for the treatment of major depressive disorder (MDD) in adults, which are the first and only oral N-methyl D-aspartate (NMDA) receptor antagonist approved for the treatment of MDD.

We are also subject to competition from invasive neuromodulation therapies such as ECT, VNS, and DBS. Major players in this space include Abbott, Boston Scientific Corporation, LivaNova, and Medtronic. For example, the VNS system developed by Cyberonics (now LivaNova) is FDA- approved for MDD.

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

Intellectual Property

See “Item 5. Operating and Financial Review and Prospects – C. Research and Development, Patents and Licenses.”

Government Grants

As of December 31, 2023, we have received grants from the IIA in an aggregate amount of approximately $13,4 million. We are currently required to pay 3% royalties of sales of our Deep TMS products, which payment obligations do not currently exceed the amount of the grant received (in U.S. dollars), plus interest at an annual rate equal to the LIBOR rate. As of December 31, 2023, we have paid royalties to the IIA in an aggregate amount of approximately $5,1 million (including amounts in respect of accrued interest), with remaining outstanding royalties of up to $11 million.

In addition, we received from MAGNET approvals for grants in an aggregate amount of NIS 8.2 million (approximately $2.3 million based on the NIS to USD exchange rate as of December 31, 2023). There is no requirement to repay the grants or pay royalties thereon.

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

In order to mitigate the risks related to a single-source of supply, we qualify alternative suppliers when possible, maximize the use of commercial, off the shelf components and materials, minimize specialized or proprietary manufacturing processes, and develop contingency plans for responding to disruptions, including maintaining adequate inventory of any critical components. For further discussion of the risks related to our supply chain, see “Risk Factors – Our operations could be affected in the event of further geopolitical instability, global pandemic or other outbreaks, supply chain disruptions, unfavorable market or political conditions or other outbreaks or other negative global trends or disruptions”. To date, the supply of finished products to our customers and clinicians has not been materially adversely affected as a result of component supply issues.

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

Recently, United HealthCare has updated their Medicare Advantage policy in states covered by National Government Services Medicare to allow non-physician practitioners, like nurse practitioners, to order and administer TMS Therapy to their patients with MDD in states where they have scope of practice to do so. Similarly, Aetna nationwide commercial plans (with 16.8 million covered lives), recently allowed TMS treatment to be ordered and administered by behavioral health nurse practitioners for patients with MDD, and has removed the previously required four-month psychotherapy trial before a patient becomes eligible to receive an initial course of treatment with TMS. BlueCross BlueShield of Michigan (with 4.7 million covered lives) and BlueCross BlueShield of Louisiana have also issued healthcare policies updates reducing the number of failed medication trails from four down to two prior to TMS treatment eligibility.

Over the past three years there has been emerging reimbursement coverage for Deep TMS for the treatment of OCD, with over 90 million covered lives eligible for coverage as of March 2024. Positive coverage decisions for Deep TMS for OCD have been issued by Centene Corporation (with 26 million covered lives), Health Care Service Corporation (HCSC) (with 17 million covered lives), TriCare (with 9.6 million covered lives), Cigna Corporation (with 17 million covered lives), Highmark (with 6.8 million covered lives), Premera (with 2.6 million covered lives) and LifeWise (with 2.2 million covered lives).Additionally, one of the seven Medicare Administrative Contractors (MACs) in the US, Palmetto GBA, published a final Local Coverage Determination (LCD) in 2022 extending coverage applicable to Deep TMS for OCD. While the criteria for this emerging Deep TMS for OCD coverage varies with each payor, generally, coverage requires the failure of between two and four medication trials before qualifying for reimbursement. Our strategy is to look for ways to facilitate increased coverage for OCD treatment by more payors, including both commercial and governmental. In addition, there is currently an out-of-pocket market for our Deep TMS systems for OCD. Deep TMS for smoking addiction is not currently eligible for reimbursement. We plan to seek to obtain coverage as we progress in our commercialization for this indication. In October 2023 the Clinical TMS Society, an influential peer group, published the first coverage recommendations for smoking addiction, and we intend to leverage these recommendations in our efforts to educate payors.

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

In the United States, there is no uniform policy of coverage and reimbursement among private third-party payors. Reimbursement rates from private payors vary depending on the procedure performed, the commercial payor, contract terms, and other factors. Private third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies, but also have their own methods and approval process apart from Medicare coverage and reimbursement determinations. Private insurance coverage for Deep TMS has traditionally required three to four failures of antidepressant medications. However, many payors have now reduced the number of prior failed medication trials needed to qualify for Deep TMS for MDD. Specifically, 194 million covered lives in the US with commercial coverage now qualify for Deep TMS for MDD after two to three failed medication trials, and all Medicare Administrative Contractors (MACs) have issued Local Coverage Determinations (LCDs) qualifying approximately 62 million lives in the US for Medicare reimbursement after just one to two failed medication trials.

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

We are also working to include Deep TMS in additional insurance coverage policies in the United States and in other jurisdictions in which we operate. In regions where we have appointed a local distributor, where reasonable, it is typically required under our agreements that the distributor utilize efforts to obtain reimbursement coverage for Deep TMS in the relevant territory on our behalf.

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

Government in the Regulation

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

Premarket Approval Process

A PMA application must be submitted if the medical device is in Class III (although the FDA has the discretion to continue to allow certain pre- amendment Class III devices to use the 510(k) process) or cannot be cleared through the 510(k) process. A PMA application must be supported by, among other things, extensive technical, pre-clinical, clinical trials, manufacturing, and labeling data to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device.

After a PMA application is submitted and filed, the FDA begins an in-depth review of the submitted information, which typically takes between one and three years, but may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also, during the review period, an advisory panel of experts from outside the FDA will usually be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a pre- approval inspection of the manufacturing facility to ensure compliance with the QSR, which imposes extensive design development, testing, control, documentation and other quality assurance procedures in the design and manufacturing process. The FDA may approve a PMA application with post-approval conditions intended to ensure the safety and effectiveness of the device including, among other things, restrictions on labeling, promotion, sale, distribution, and collection of long-term follow-up data from patients in the clinical study that supported approval. Failure to comply with the conditions of approval can result in materially adverse enforcement action, including the loss or withdrawal of the approval. New PMA applications or supplements are required for significant modifications to the manufacturing process, labeling of the product and design of a device that is approved through the PMA process. PMA supplements often require submission of the same type of information as an original PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application, and may not require as extensive clinical data or the convening of an advisory panel.

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

Some of the provisions of the PPACA have yet to be implemented, and there have been judicial and Congressional challenges to modify, limit, or repeal certain aspects of the PPACA since its enactment and have continued to evolve. During his presidency, President Trump has supported the repeal of all or portions of the PPACA, and in January 2017, he signed Executive Orders designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA to the maximum extent permitted by law. Due to such efforts, certain elements of the PPACA have been invalidated or suspended, which has, in turn, led to additional challenges against the law as a whole. For example, the Tax Cuts and Jobs Act of 2017 included a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. As a result, there is significant uncertainty regarding future healthcare reform and its impact on our operations. In December 2018, a district court in Texas held that the individual mandate is unconstitutional and that the rest of the PPACA is, therefore, invalid. On appeal, the Fifth Circuit Court of Appeals affirmed the holding on the individual mandate but remanded the case back to the lower court to reassess whether and how such holding affects the validity of the rest of the PPACA. The Fifth Circuit’s decision on the individual mandate was appealed to the U.S. Supreme Court. On June 17, 2021, the Supreme Court held that the plaintiffs (comprised of the state of Texas, as well as numerous other states and certain individuals) did not have standing to challenge the constitutionality of the PPACA’s individual mandate and, accordingly, vacated the Fifth Circuit’s decision and instructed the district court to dismiss the case. As a result, the PPACA will remain in- effect in its current form for the foreseeable future; however, we cannot predict what additional challenges may arise in the future, the outcome thereof, or the impact any such actions may have on our business.

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

Employees

Our employees include professionals with extensive experience in medical device development and applications, neurology and psychopathology, pre-clinical experimentation, clinical development, and business development. As of December 31, 2023, we had 134 employees, of which 65 were based in the United States and 69 were based outside of the United States (in Israel). Our U.S. employee base includes 55 employees in sales, marketing, and service/operations, 3 employees in medical affairs, and 7 general and administrative employees. Our Israeli employee base includes 51 employees in clinical trials, research and development, production, and service/operations, 5 employees in sales and marketing, and 13 general and administrative employees.

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

We are named as a co-defendant in a lawsuit by a patient alleging hearing loss following his enrollment in one of our clinical studies and we are vigorously defending this matter. There are also various employment-related claims (brought by former employees) and collection matters (stemming from debt accrued by certain of our customers). For example, in 2023, we had to remove devices and pursue collections from a large clinic network with whom we have had a relationship after the network had accrued an outstanding debt.

C.	Organizational Structure

Our three subsidiaries, all of which wholly-owned, are: BrainsWay, Inc., incorporated in Delaware on March 31, 2003; Brain Research and Development Services Ltd., incorporated in Israel on August 13, 2003; and BrainsWay USA Inc., incorporated in Delaware on November 24, 2014.

D.	Property, Plants and Equipment

BrainsWay has offices in the United States and Israel.

In Israel, the Company has leased offices in Jerusalem, Israel, since November 2007. In 2023, the Company signed a new lease agreement with an affiliate of the previous Landlord providing for a move to a new building to a space across from the street from its current location which is currently being built out according to our custom specifications. In the interim, despite the end of the original lease term, the parties arranged for BrainsWay to stay at its current location until the new buildout is completed. The newly built-out space will consist of approximately 1,730 square meters, including administrative offices, research operations, central laboratory, and a warehouse. The initial lease term of the new space is 5 years beginning from the date we move into the new space (expected to occur in mid-2024 once the buildout is complete and required permits are obtained), with an automatic extension period of another 5 years unless terminated prior thereto. Under the terms of the agreement, lease payments and management fees are pre-set according to an escalating price structure per year of the term, such that in the first year of the lease, the fees will amount to approximately $48,540 plus value added tax, or VAT, per month, in the aggregate, and are paid in NIS. By the fifth year of the lease term, these fees will amount to approximately $65,240 plus value added tax, or VAT, per month, in the aggregate.

In the United States, we have leased office space in Boston, MA, where our previous CEO and CFO resided, in a space comprised of 3,976 square feet leased at a rate of $8,118 per month, with a contractual lease term that expires in November 2024. Under a sublease agreement signed in December 2023, we have allowed a third party to utilize the space beginning in January 2024 through the end of the term. We are planning on leasing additional office space in Northern New Jersey - where we have previously held corporate offices - to better serve the Company’s current needs and personnel following the departure of our previous CEO and CFO.

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

Company Overview

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. We are boldly advancing neuroscience with our proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. We are dedicated to leading through superior science and building on what we believe to be an unparalleled body of clinical evidence. We are the first and only TMS company to be cleared by the U.S. Food and Drug Administration (FDA) for three separate mental health condition indications based on clinically proven efficacy as demonstrated in pivotal randomized placebo controlled studies. Current indications include major depressive disorder (MDD), including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression, obsessive-compulsive disorder (OCD), and smoking addiction. We have also received CE Mark for a variety of psychiatric and neurological indications. We are focused on increasing global awareness of and broad access to Deep TMS. Deep TMS uses magnetic pulses to stimulate neurons and consequently modulates the physiological activity of the brain. Our technology can either increase brain activity in neuronal networks which are hypoactive, or alternatively decrease brain activity in neuronal networks which are hypoactive. Our proprietary electromagnetic coils, which we refer to as H-Coils, are designed to safely stimulate deep and broad brain regions, which we believe provides an advantage over other available TMS products, which we refer to collectively as Traditional TMS, that generally use a “figure 8” design. In the United States, we sell our Deep TMS system for the treatment of MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD and smoking addictions. We believe that our Deep TMS technology has the potential to be safe and effective for the treatment of a wide range of additional psychiatric, neurological, and addiction disorders. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway or planned.

Our first commercial H1 Coil Deep TMS product received clearance from the FDA in 2013 for the treatment of MDD in adult patients who have failed to achieve satisfactory improvement from anti-depressant medication in the current episode. Our Deep TMS system for MDD is currently marketed to and installed at psychiatrists’ offices and other facilities principally in the United States and in certain other countries throughout the world. In addition, our second Deep TMS commercial product received FDA marketing authorization in August 2018 as an adjunct therapy for adult patients suffering from OCD, and in August 2018 as an adjunct therapy for adult patients suffering from OCD, and we currently market this product to the same general clientele as our MDD systems. Furthermore, our third Deep TMS commercial product received FDA marketing authorization in August 2020 as a short-term therapy for smoking addiction. Moreover, in August 2021, we received 510(k) clearance from the FDA for our Deep TMS for its use for the reduction of comorbid anxiety symptoms in adult patients with depression. In August 2022, we received 510(k) clearance from the FDA for the use of our H7 Coil to treat MDD (including anxious depression). Our sales and marketing efforts are currently focused in the United States, where we generated approximately 75% of our revenues in the year ended December 31, 2023.

We believe that Deep TMS represents a platform technology that provides for an opportunity to develop additional Deep TMS products for a variety of psychiatric, neurological, and addiction disorders. We are planning clinical trials for other indications, including neurological and/or addiction disorders.

Our current customers are principally doctors, hospitals, and medical centers in the field of psychiatry. Treatment with Deep TMS is typically performed as an office-based procedure using our Deep TMS system, which consists of our proprietary H-Coil helmet, as well as several other components, including a stimulator, cooling system, positioning arm and an operator interface. A course of treatment for MDD typically requires 20 treatment sessions (five times a week over a period of four weeks) and thereafter up to 24 additional maintenance-continuation sessions (twice weekly over a period of up to 12 weeks). The standard Deep TMS treatment protocol for OCD requires 29 treatment sessions over six weeks. A course of treatment for smoking addiction typically requires 18 treatment sessions, comprised of treatment five times a week over a period of three weeks, followed by treatment once per week for an additional three weeks. Each standard MDD, OCD or smoking addiction session lasts 20 minutes, 19 minutes, and 18 minutes, respectively. For Deep TMS for MDD, the FDA has also cleared a 3 minute “Theta Burst” treatment protocol. Patients may experience some discomfort during treatment and must use earplugs to reduce exposure to the loud sounds produced by the device. The treatment requires no anesthesia, hospitalization or sedation and no systemic side effects are associated with this therapy.

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

As of December 31, 2023, we had an installed base of approximately 1,101 Deep TMS systems, whereby 514 systems were leased from us, and an additional 587 systems were sold by us prior to December 31, 2023. Our installed base increased by 217 systems during 2023. In addition, as of December 31, 2023, we had shipped 607 H7 Coils as additional coils attached to certain of our new and existing systems following our receipt in August 2018 of marketing approval from the FDA for our OCD system.

For the year ended December 31, 2023, our revenues were $31.8 million compared to $27.2 million for the year ended December 31, 2022, representing an increase of 17% over the revenues generated in 2022. We incurred net losses of $4.2 million for the year ended December 31, 2023.

As of December 31, 2023, we had an accumulated deficit of $101.3 million. Our primary sources of capital to date have been from public offerings in Israel and in the United States, and private placements of our securities, grants from the Israel Innovation Authority (IIA), borrowings under our credit facilities, the lease and sale and commercialization of our products and services.

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

Income taxes expense

Our income taxes expense is derived primarily from income generated from the sales and lease of our Deep TMS systems from our U.S. subsidiary. During the year ended December 31, 2023, the Company recorded deferred tax assets in respect of temporary differences in the U.S. subsidiary.

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

The Company records an allowance for doubtful accounts based on expected credit losses for trade receivables. The allowance rates are based on days past due for its various customers. The allowance is initially based on the Company’s historical observed default rates as well as forward- looking information. At each reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed. The amount of the allowance is sensitive to changes in circumstances and forecasted economic conditions.

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

Share-based compensation

Share-based compensation reflects the compensation expense of our stock option, and restricted share unit (RSU) programs granted to employees and other service providers, in which the compensation expense is measured at the grant date fair value of the award. The grant date fair value of share-based compensation is recognized as an expense over the requisite service period, net of estimated forfeitures. We recognize compensation expense for awards conditioned only on continued service that have a graded vesting schedule using the accelerated method and classify these amounts in our statement of comprehensive loss based on the department to which the related employee/service provider reports.

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

Some of our incentive equity grants are in the form of restricted share units (RSUs). We evaluate the fair value of RSUs based on the price of our ordinary shares at the time of grant and the quantity of RSUs granted. In connection with these RSU grants, we adopted a mechanism entailing an irrevocable instruction by the CFO similar to a 10b5-1 plan in order to allow for “sale-to-cover” which entails the sale of vested RSUs so as to cover the RSU holders’ tax expenses triggered by such vesting.

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

Three months ended	March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31
	2023				2022				2021
Statements of operations					U.S dollars in thousands
Revenues	6,625	7,829	8,302	9,029	7,970	8,006	5,168	6,033	6,121	7,005	8,061	8,470
Cost of revenues	1,792	2,095	2,131	2,290	1,867	2,192	1,341	1,729	1,463	1,300	1,930	1,906
Gross profit	4,833	5,734	6,171	6,739	6,103	5,814	3,827	4,304	4,658	5,705	6,131	6,564
Research and development expenses, net	1,785	1,902	1,544	1,434	1,576	1,731	2,220	2,151	925	1,650	1,786	2,032
Selling and marketing expenses	4,912	3,983	3,602	3,959	4,146	4,552	4,751	4,750	3,129	4,191	4,042	4,518
General and administrative expenses	1,803	1,192	1,158	1,162	1,863	1,539	1,726	1,726	1,405	1,377	1,536	1,466
Total Operating expenses	8,500	7,077	6,304	6,555	7,585	7,822	8,697	8,627	5,459	7,218	7,364	8,016
Total operating income (loss)	(3,667)	(1,343)	(133)	184	(1,482)	(2,008)	(4,870)	(4,323)	(801)	(1,513)	(1,233)	(1,452)
Finance expenses (income), net	(1,407)	135	(38)	221	324	329	99	(401)	412	269	360	379
Loss before income taxes	(2,260)	(1,478)	(171)	(37)	(1,806)	(2,337)	(4,969)	(3,922)	(1,213)	(1,782)	(1,593)	(1,831)
Income taxes (tax benefit)	171	185	59	(164)	187	113	70	(55)	160	156	211	(484)
Net income (loss) and Comprehensive income (loss)	(2,431)	(1,663)	(230)	127	(1,993)	(2,450)	(5,039)	(3,867)	(1,373)	(1,938)	(1,804)	(1,347)

Our quarterly revenues and operating results have varied in the past and are expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

Our total revenues increased by $4.6 million, or 17%, from $27.2 million for the year ended December 31, 2022 to $31.8 million for the year ended December 31, 2023. The increase in revenues was attributed mainly to an increase in sales of our Deep TMS systems to customers. Revenues from sales were 64% of the revenues for the year ended December 31, 2023, compared to 60% of the revenues for the year ended December 31, 2022.

Cost of revenues and gross margin

Our cost of revenues was $8.3 million for the year ended December 31, 2023 compared to $7.1 million for the year ended December 31, 2022. The increase is primarily attributed to increase in sales volumes. There has been no material change in our gross margin as a percentage of revenue for the last three years.

Research and development expenses, net

Our research and development expenses, net, were $6.7 million for the year ended December 31, 2023 compared to $7.7 million for the year ended December 31, 2022. The decrease of $1 million, or 13%, was primarily attributable to a decrease in headcount and in investments in clinical trial and post-marketing studies.

Selling and marketing expenses

Our selling and marketing expenses were $16.5 million for the year ended December 31, 2023 compared to $18.2 million for the year ended December 31, 2022. The decrease of $1.7 million, or 9%, was primarily attributable to decrease in the costs of the commercial team in the United States. These cost savings included decreased headcounts and costs associated with same, recruiting expenses, advertising and promotional expenses, as well as lower travel costs which are due to decreased headcount during the year. The Company also improved its cost effectiveness for marketing expenses by targeting the investments to specific groups and growing markets.

General and administrative expenses

Our general and administrative expenses were $5.3 million for the year ended December 31, 2023 compared to $6.9 million for the year ended December 31, 2022. The decrease of $1.6 million, or 23% is mainly attributed to lower Directors and Officers' insurance fees as well as restructuring and decrease in allowance for doubtful debts.

Finance expenses, net

Our finance income, net, was $1 million for the year ended December 31, 2023 compared to finance expenses, net of $0.4 million for the year ended December 31, 2022. The increase of $1.4 million is mainly attributed to an increase in interest income from bank deposits.

For information on the impact of currency fluctuations on the company, please see Item 11 “Quantitative and Qualitative Disclosures About Market Risk” below.

Year ended December 31, 2022 compared to year ended December 31, 2021

For comparison of fiscal year 2022 to fiscal year 2021 please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Year ended December 31, 2022 compared to year ended December 31, 2021” section in our annual report on form 20-F filed with the SEC on March 27, 2023.

For more information regarding governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company’s operations in Israel, please see also Item 3D. Risk Factors - Risks Related to Our Functions in Israel.

B.	Liquidity and Capital Resources

Overview

As of December 31, 2023, we had cash, cash equivalents, restricted cash, and short-term deposits of $46.3 million and an accumulated deficit of $101.3 million, compared to cash equivalents and short-term deposits of $47.9 million, and an accumulated deficit of $97.1 million as of December 31, 2022. We incurred positive cash flows from operating activities of $1.3 million and negative cash flows from operating activities of $9.8 million for the years ended December 31, 2023 and 2022, respectively. We have incurred operating losses since our inception, but anticipate that our operating losses will decrease as we implement measures designed to reduce operating expenses. Our primary sources of capital to date have been from public offerings in the U.S. and Israel and private placements of our securities, grants from the IIA, and leases and sales of our Deep TMS systems. From inception through December 31, 2023, we raised $129 million from placements of our Ordinary Shares and exercise of options.

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

We expect our revenues to increase in connection with our ongoing activities, particularly as we expand the marketing of our Deep TMS system for MDD, OCD, and smoking addiction. Given recent cost cutting measures implemented by us, we expect the gap between operating expenses and revenues to decrease as compared to 2023 levels. Accordingly, based on our current business plan, we believe that our cash and cash equivalents as of December 31, 2023 and the anticipated revenues from sales of our products will be sufficient to fund our operating expenses and capital expenditure requirements through the next 12 and 24 months periods, respectively.

Cash flows

The table below summarizes our cash flow activities for the indicated periods:

	Year Ended December 31,
(in thousands)	2023	2022
Net cash provided by (used in) operating activities	1,284	(9,760)
Net cash provided by (used in) investing activities	(37,409)	42,169
Net cash provided by (used in) financing activities	(1,026)	(1,547)
Exchange rate differences on cash and cash equivalents	90	(202)
Increase (decrease) in cash and cash equivalents	(37,061)	30,660

Net cash provided by operating activities was $1.3 million during the year ended December 31, 2023, compared to $9.8 million used in operating activities during the year ended December 31, 2022. The increase of $11 million was primarily due to lower loss, as well as changes in working capital.

Investing Activities

Net cash used in investing activities was $37.4 million during the year ended December 31, 2023, compared to $42.2 million provided during the year ended December 31, 2022. The decrease of $79.6 million was mainly attributed to the investment of funds raised during 2022 in short-term deposits during 2023, compared to their classification as cash in 2022.

Financing Activities

Net cash used in financing activities was $1 million during the year ended December 31, 2023, compared to $1.5 million used in financing activities during the year ended December 31, 2022. The change was mainly due to lower repayments of lease liabilities as well as liability in respect of research and development grants in 2023 compared to 2022.

Government Grants

As of December 31, 2023, our wholly owned subsidiary, Brain Research and Development Services, Ltd., has received grants from the IIA in an aggregate amount of approximately $13.4 million. Brain Research and Development Services, Ltd. is currently required to pay 3% royalties of sales of our Deep TMS products, which payment obligations do not currently exceed the amount of the grant received (in U.S. dollars), plus interest at an annual rate equal to the LIBOR rate. As of December 31, 2023, Brain Research and Development Services, Ltd. has paid royalties to the IIA in an aggregate amount of approximately $5.1 million (including amounts in respect of accrued interest), with remaining outstanding royalties of up to $11 million.

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

Additionally, in 2013, the MAGNET committee of the IIA (MAGNET) approved the activities of the consortium for the development plan of a brain stimulator and monitor tool, which we refer to as the Consortium, of which we are one of the participants. As part of the Consortium, Brain Research and Development Services, Ltd. received from MAGNET approvals for grants in an aggregate amount of NIS 8.2 million (approximately $2.27 million based on the NIS to USD exchange rate as of December 31, 2023). There is no requirement to repay the grants or pay royalties thereon. Such non-royalty-bearing grants from MAGNET program for funding approved research and development projects are recognized when there is reasonable assurance that the grants will be received and we will comply with all attached conditions, on the basis of the costs incurred, and are presented as a deduction from research and development expenses. In the event of failure of a project that was partly financed by the IIA, we would not be obligated to pay any royalties or repay the amounts received.

C.	Research and Development, Patents, and Licenses

For descriptions of the company’s research and development policies for the years 2022 and 2021, please see the “Item 5.C Research and Development, Patents, and Licenses” sections in our annual reports on Form 20-F filed with the SEC on March 27, 2023 and April 12, 2022, respectively.

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

Our fifth group of patents (Patent Family E) consists of utility model patent applications which provide coverage of several H-Coils, including those used in BrainsWay’s MDD and OCD systems. This group of patents (Patent Family E) is owned by us, and includes two issued Chinese Utility Model patents, one issued patent in the U.S., four issued patents in other jurisdictions, and three pending patent applications in other jurisdictions. The issued patents are set to expire in 2039.

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

Our seventh group of patents (Patent Family G) relates to real-time closed-loop brain stimulation and includes one pending patent application in the U.S. and two pending patent applications in other jurisdictions.

Our eighth group of patents (additional families of issued patents and pending patent applications) relates to a multichannel stimulator we are developing as an enhancement to our Deep TMS system, which we see as the next generation of our products, several H-Coil designs which may be future products, capabilities to address additional medical conditions such as the need to open the blood brain barrier, and biomarker research using Deep TMS with an EEG that we are currently conducting. These include seven issued U.S. patents, fourteen issued or allowed patents in other jurisdictions, and four pending patent applications in other jurisdictions. Patent applications in these families, if issued, are set to expire in 2029, 2031, 2033, and between 2037 and 2039, not taking into account any potential patent term adjustment or extension that may be available in the future.

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

Trend information is included throughout the other sections of this Item 5. In addition, in the aftermath of the COVID-19 global pandemic, quarantine mandates, and the ensuing global supply chain crisis, we have seen a significant rise in the price of many of the electronic components needed for our systems. These price increases are largely attributable to supply and demand factors, and in some cases, shortages, relating to these parts across the globe. On a related point, the lead time for receiving electronic components shipped by suppliers has increased significantly amid the worldwide supply chain crisis, and the lead time for capacitors, caps and other components has increased as a result of Houthi terrorist disruptions to traditional trade routes. This has compelled us to significantly increase inventory levels and/or to utilize more expensive shipping methods to ensure that future demand for our systems can be timely met. Within the broader context of electronic component supply issues, the third party we rely on for the outsourced manufacture of our newer generation systems halted production in 2021 for a period due to the shortage in PC computers which are needed for these systems. The shortage in PC computers, including due to a worldwide shortage in PC boards, relative to our demand is an ongoing issue which may impact ongoing supply capabilities in the near term. While after the brief 2021 halt we were able to adapt our standard manufacturing process to allow for the integration of these PC components at a later stage of the production line once inventory levels were restocked, this is illustrative of the continuing need to adapt to the realities and challenges posed by the worldwide supply chain crisis.

In addition, we have seen a trend of high volatility in the workforce. In 2021, the number of voluntary resignations by employees across the U.S. and Israeli economies increased, and the technology sector has seen and continues to see wider scale layoffs particularly after a hiring boom that occurred during the COVID pandemic. We believe that these events have created a climate of volatility in employment relations throughout the economy that has affected our ability to recruit, train and retain employees including effective sales professionals, thus our ability to ramp up our sales and marketing force as quickly as would have otherwise been possible.

E.	Critical Accounting Estimates

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management Recent Developments

In the beginning of 2023, we underwent a transition in our leadership. Our board of directors appointed Mr. Ami Boehm, an experienced, accomplished, and well-respected leader in capital markets, investing, and advising in multiple global industries, as our new Chairman, succeeding Dr. David Zacut, co-founder of BrainsWay, who has held the role of Chairman since our inception, and now serves as a vice chairman on the board. In tandem with the transition to a new Chairman, on February 13, 2023, our board of directors appointed Mr. Hadar Levy as our new Chief Executive Officer, and on May 23, 2023 our board of directors appointed Mr, Ido Marom, an experienced senior financial leader in global industries, including medical technology, as the Company’s new Chief Financial Officer (CFO).

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report.

Name	Age	Position
Senior Management:
Hadar Levy	50	Chief Executive Officer
Ido Marom	48	Chief Financial Officer
Dr. Yiftach Roth	54	Chief Scientist
Christopher Boyer	46	Vice President of Global Marketing
Moria Ben Soussan (Ankri)	40	Vice President of Research and Development
Colleen Hanlon, PhD	44	Vice President of Medical Affairs

Directors:
Ami Boehm	55	Chairman of the Board
Dr. David Zacut(3)	72	Vice Chairman of the Board
Avner Hagai(2)(4)	68	Director
Eti Mitrany(1)(2)	54	Director
Karen Sarid(1)(2)(3)	73	Director
Prof. Abraham Zangen	54	Director
Yossi Ben Shalom(3)(4)	67	Director
Avner Lushi(1)(4)	57	Director

(1)	Member of our audit committee, which also serves as our financial statements committee.
(2)	Member of our compensation committee.
(3)	Member of our executive committee
(4)	Member of our nomination committee.

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

Our current board composition is reflected in the following matrix:

Board Diversity Matrix (As of March 28, 2024)
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non-binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0
Directors who are Jewish People	8
Directors with Disabilities	0

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

Ido Marom has served as our Chief Financial Officer since May 2023. Prior to joining the Company, he served as CFO of Surgical Theater Inc., a start-up medical technology company since 2019. Prior to this, he served as Finance Director – Commercial Finance Business Officer at Amdocs, a global market leader in the communication and media industry. Previously, he served as CFO and Chief Operating Officer of The Jewish Agency in North America and as Vice President of Finance of Ness Technologies, a global provider of IT services. Mr. Marom is a Certified Public Accountant and holds a BA in Accounting and Finance from Haifa University, Israel.

Dr. Yiftach Roth is one of our scientific founders and key inventors of the Deep TMS technology. Dr. Roth has led and/or participated in our key scientific and Research and Development initiatives since May 2006. In 2010, Dr. Roth became our Chief Scientist. From 2003 through 2006, Dr. Roth worked in the Advanced Technology Center of the Chaim Sheba Medical Center at Tel Hashomer as a researcher in the field of Magnetic Resonance Imaging (MRI). Dr. Roth holds B.Sc. and M.Sc. degrees in Physics and a Ph.D. in Medical Physics from Tel Aviv University. Dr. Roth is the brother-in-law of Professor Zangen, a director and scientific consultant for the Company.

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

Colleen Hanlon, PhD has served as our Vice President Medical Affairs since November 2022. Prior to joining the Company, she spent nine years as a faculty member in the Department of Psychiatry at the Medical University of South Carolina (2010-2019), before being recruited to design, build, and manage a Neuromodulation Program as a tenured professor in the Departments of Cancer Biology and Translational Neuroscience at Wake Forest School of Medicine (2019-2022). She has experience leading multidisciplinary clinical research programs bridging neurology, psychiatry and pain. She has published over 100 articles, authored over 10 book chapters, been involved in hiring and managing over 50 people, mentored over 80 trainees, delivered over 100 invited talks and educational sessions globally. Recognized as a leader and pioneer in the field of brain imaging and brain stimulation research for addiction, Dr. Hanlon received over $13 million from the National Institute of Health to develop neural-circuit based therapeutics, like Transcranial Magnetic stimulation (TMS) for patients with a variety of psychiatric and neurologic disorders – including addiction, pain, and stroke rehabilitation. Dr. Hanlon received a B.S. from the University of Florida in 2001 and a Ph.D. in Neurobiology from Duke University in 2005.

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

Dr. David Zacut serves as Vice-Chairman of our Board of Directors since February 2023. Prior to that he served as our Chairman of the Board of Directors since our inception, is a member of our executive committee, and has been providing consulting services to Brain Research and Development Services since May 2001. Since 1983, Dr. Zacut has been working as a senior practicing physician at Hadassah Hospital, and from 1994 through 2003, he served as a managing director of several large medical centers. In addition, Dr. Zacut serves as a director of several private companies, including Brain Research and Development Services. Dr. Zacut holds an M.D. degree from the Hebrew University of Jerusalem.

Avner Hagai has served as our Director since November 2006 and currently serves as a member of our compensation committee and our nomination committee. He currently serves as a director at several companies, including at Prisma F.S. Ltd., a building management company (where he has served since 2002), and previously served as a director at Hofit Kibbutz Kinneret Ltd., a plastics manufacturer. Mr. Hagai established A.A. Glass Ltd., an automotive glass and services company, where he has served as a director since 1984.

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

Yossi Ben Shalom has served as our Director since December 2018 and is a member of our executive committee and our nomination committee. Mr. Ben Shalom is a co-founder of D.B.S.I, a private investment company specializing in investments in mature companies that are positioned globally for high growth or built for vast expansion through M&As. As such, Mr. Ben Shalom serves as the Chairman of Pointer Telocation Ltd. (Nasdaq: PNTR), Rada (Nasdaq: RADA) and Shagrir Group Car Services Ltd. (TASE: SHGR). He also serves as a director at Taldor Computer Systems (1986) Ltd. (TASE: TALD), Eldan Cargo Ltd., The 8 Note Production & Distribution Ltd., Car 2 Go Ltd., Matzman Et Merutz Milenum Ltd. and Kafrit Industries (1993) Ltd. Mr. Ben Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. from 1998 through to 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. between 1994 and 1998. Mr. Ben Shalom holds a BA in Economics and an MA in Business Administration both from Tel Aviv University.

Avner Lushi has served as our Director since January 2020 and currently serves as a member of our audit committee and our nomination committee. He co-founded the Guangzhou Sino-Israel Bio-industry Investment Fund (GIBF) which focuses on introducing Israeli and western life sciences companies to the Chinese market (and related investments), where he also serves as a Managing Partner & CEO. Between 2004 and 2015 Mr. Lushi served as a Partner and Managing Director of Israel Healthcare Ventures (IHCV), a life sciences venture capital fund. From 2001 to 2005, he co-founded and served as CEO of Life Sciences Transaction Support Ltd. (LTS), a PwC subsidiary dealing with life sciences investment banking. Since 2005, Mr. Lushi has served as an independent board member at nine public companies, the two active one being Ram-On Investments and Holdings (1999) Ltd. In addition, he serves as a board member of several private companies as part of his role at GIBF. From 1997 to 2001, prior to turning to the private sector, he held increasingly senior roles within the Israeli Prime Minister’s Chamber and the Israeli Supreme Court. Mr. Lushi holds an LLM in Law from the Hebrew University of Jerusalem, LLB in Law and a BA in Economics from the Haifa University.

B.	Compensation

The aggregate compensation paid, and benefits-in-kind granted to or accrued on behalf of all of our directors and executive officers for their services, in all capacities, to us during the year ended December 31, 2023, was approximately $2.3 million. Out of that amount, $1.7 million was paid as salary, $0.3 million was attributed to the value of the equity-based awards granted to senior management during 2023 and approximately $0.3 million was attributed to retirement plans. No additional amounts have been set aside or accrued by us to provide pension, retirement, or similar benefits.

The compensation terms for our directors and officers are derived from their employment agreements and/or board/shareholder approvals, and comply with our Amended and Restated Compensation Policy for Executive Officers and Directors, which was approved by our shareholders on December 22, 2021 and amended with the consent of our shareholders on March 20, 2023 (as amended, the “Compensation Policy”). On November 14, 2023, our directors adopted the Policy for Recovery of Erroneously Awarded Compensation (the “Compensation Recovery Policy”), which provides for certain incentive-based compensation awarded to our officers to be recovered in the event that we are required to prepare an accounting restatement to correct material noncompliance with any financial reporting requirement to which we are subject. This description of the Compensation Recovery Policy is qualified by reference to the full text of such policy, which is filed as an exhibit hereto.

The table and summary below outline the actual compensation granted or paid to our five highest compensated officers during the year ended December 31, 2023.

Name and position of director or officer*	Base Salary or Other Payments(1)	Value of Social benefit(2)	Value of Equity Based Compensation Granted(3)(5)	All Other Compensation(4)	Total
Hadar Levy, CEO	335	71	172	28	606
Eric Hirt, former VP U.S. Sales(6)	373	33	(20)	0	386
Christopher Boyer, VP Global Marketing	243	49	45	0	337
Colleen Hanlon, VP Medical Affairs	255	25	26	0	306
Moria Ben Soussan (Ankri), VP R&D	139	41	50	11	241

*Compensation for Mr. Marom, our CFO, who only joined the Company in mid-2023, is not included in this table.

(1)	“Base Salary or Other Payments” means the aggregate yearly gross monthly salaries or other payments with respect to our senior management and members of the board of directors which was actually paid during the year ended December 31, 2023.
(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.
(3)	Value of Equity Based Compensation Granted consists of the fair value of the equity-based compensation granted during the year ended December 31, 2023 in exchange for the directors' and officers' services recognized as an expense in profit or loss and is carried to the accumulated deficit under equity. The total amount is recognized as an expense over the vesting period of the RSUs and/or options.
(4)	“All Other Compensation” includes, among other things, bonuses, car-related expenses (including tax gross-up) and communication expenses.
(5)	Hadar Levy was granted 320,000 options on February 13, 2023 subject to a 4-year vesting period. Equity referenced for Mr. Hirt refers to a grant of RSUs from a previous year which was forfeited in 2023 upon his departure from the Company.
(6)	Mr. Hirt’s employment with the Company concluded on November 6, 2023.

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

Director Compensation

As of the date of the filing of this annual report, we pay our non-executive directors (i.e., all directors other than Mr. Boehm and Prof. Zangen) an annual cash fee of NIS 133,000. Additionally, as of the date of the filing of this annual report, we pay a cash fee of NIS 2,480 per meeting of the Board and any committee thereof, which is increased to (i) NIS 4,020 in the case of a committee chairperson; or (ii) NIS 4,390 in the case of a director determined to be an expert.

Ami Boehm serves as an active chairman of our board of directors. Effective as of the date that Mr. Boehm was appointed as the Chairman of the Board, namely February 13, 2023 (Mr. Boehm’s compensation from the date of his appointment as a director on January 1, 2023 until his appointment as Chairman was the same as that applicable to our other non-executive directors) Mr. Boehm receives a monthly compensation of NIS 22,500 plus VAT for his term in office (calculated based on 30% capacity of a NIS 75,000 full capacity role). In addition, he was granted 300,000 options to purchase Ordinary Shares of the Company, subject to a 4 year vesting schedule and acceleration in the event of a change of control, at an exercise price equal to 125% of half of the closing price of our ADSs on the Nasdaq Global Market on March 17, 2023, subject to standard terms in our Amended and Restated 2019 Share Incentive Plan and compliance with all applicable laws. For more information, please see our proxy statement filed on February 13, 2023 and resulting resolution approved by the shareholders on March 20, 2023.

We also have a consultancy agreement with Prof. Zangen, a director and scientific founder of the Company. For more information, please see “Item 7B. Related Party Transactions.”

The table and summary below outline the actual compensation granted or paid to our directors during the year ended December 31, 2023.

Name of director	Annual Basis Compensation	Annual Per meeting compensation	Value of Equity Based Compensation Granted(1)	All Other Compensation(2)	Total
Ami Boehm	66,251	1,246	80,375		147,873
Dr. David Zacut	30,947	4,847			35,794
Prof. Avraham Zangen	58,424			13,751	72,176
Karan Sarid	37,136	19,858			56,994
Eti Mitrany	37,136	10,091	10,898	535	58,660
Avner Lushi	37,136	7,191	10,898	386	55,611
Yossi Ben Shalom	37,136	4,986			42,122
Avner Hagai	37,136	6,509			43,646

(1)	Mainly attributed to expenses for the granting of options.
(2)	Mainly attributed to car expenses and reimbursements of travel expenses.

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

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, business plan, long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size, and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, experience, expertise, and accomplishments of the relevant office holder;

●	the office holder’s position, responsibilities, and prior compensation agreements with him or her;

●	the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost, the average, and median salary of the employees of the company, as well as the impact of such disparities on the work relationships in the company;

●	if the terms of employment include variable components—the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of variable equity-based components not settled in cash; and

●	if the terms of employment include severance compensation—the term of employment or office of the office holder, the terms of his or her compensation during such period, the company’s performance during such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among others:

●	with regards to variable components in the terms of office and employment:

●	with the exception of office holders who report directly to the chief executive officer, determining the variable components on long- term performance basis and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of an office holder’s shall be awarded based on non-measurable criteria, if such amount is not higher than three monthly salaries per annum, while taking into account such office holder contribution to the company;

●	the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment. However, with respect to variable equity-based components that are not settled in cash, the limit of their value at the time of grant.

●	a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

●	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

●	a limit to retirement grants.

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

In March 2023, our shareholders approved an amendment to the policy, limiting the total equity grants to employees, directors and consultants of the Company that are still subject to any share incentive plan of the Company at any given time to 10% of the Company’s issued and outstanding share capital on a fully diluted basis.

C.	Board Practices

Appointment of Directors and Terms of Officers

Our board of directors consists of eight (8) directors, all qualify as “independent” under applicable U.S. securities laws and Nasdaq listing rules. The term of office of each director shall be until the next general meeting of our shareholders.

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

On February 2023 our board of directors appointed Mr. Ami Boehm as an active chairman who has taken a pro-active role in setting the growth strategy of the Company and works with our newly appointed CEO to form the new leadership of the Company. Dr. David Zacut, our vice-chairman is closely familiar with the operations and procedures of the Company and was appointed by the board to provide special consulting services to the board and senior management.

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

Consistent with the requirements of the Nasdaq Rules, our Nomination Committee is responsible for:

·	identifying potential new candidates for service on the Company’s Board of Directors, taking into account, inter alia, the candidate’s applicable experience, expertise and/or familiarity with the Company’s field of business, as well as the candidate’s ethical character, independent judgment and industry reputation;

·	conducting appropriate inquiries into the backgrounds and qualifications of potential candidates for service as directors; and

·	reviewing and resolving whether or not to approve arrangements with respect to such candidates.

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

Executive Committee

In 2021, our Board of Directors appointed an executive committee, comprised of Dr. David Zacut, Karen Sarid and Yossi Ben Shalom. The roles of the executive committee are:

·	to oversee the implementation of the business strategy of our company; and

·	to exercise such other duties as the board may resolve from time to time.

The following table sets forth the attendance rate for each of our directors in the board of directors during 2023:

Name	Percentage of Meetings Attended
Ami Boehm	100%
Dr. David Zacut	100%
Avner Hagai	100%
Avner Lushi	100%
Eti Mitrany	100%
Karen Sarid	100%
Prof. Avraham Zangen	87.50%
Yossi Ben Shalom	100%

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

Under the Israeli Companies Law and the Israeli Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of the fiduciary duty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a monetary liability imposed on the office holder in favor of a third party;

●	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a) (1)(a) of the Israeli Securities Law; and

●	expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Israeli Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of the fiduciary duty, except for indemnification and insurance for a breach of the fiduciary duty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach solely arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine, civil fine, financial sanction or forfeit levied against the office holder.

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

As of December 31, 2023, we had 106 employees, of which 45 are based in the United States and 61 are based outside of the United States (in Israel). This includes 46 employees in sales and marketing, and 29 employees in clinical trials and research and development.

	As of December 31,
	2023	2022	2021
	Company Employees	Company Employees	Company Employees
Management, administration, and operations	31	58	53
Research and development	29	35	35
Sales and Marketing	46	41	30

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

Under the 2019 Plan, we may issue options to purchase up to 3,626,200 of our Ordinary Shares. As of December 31, 2023, options to purchase 1,123,000 Ordinary Shares, at a weighted average exercise price of $1.48 per share, and 269,638 unvested restricted share units (RSUs) were outstanding. The equity pool under the 2019 Plan is subject to adjustment if particular capital changes affect our share capital or such other number as our board of directors may determine from time to time. Ordinary shares subject to outstanding awards under the 2019 Plan that subsequently expire, are cancelled, forfeited, repurchased or terminated for any reason before being exercised will be automatically, and without any further action, returned to the “pool” of reserved shares and will again be available for grant under the 2019 Plan.

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

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of March 18, 2024 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding Ordinary Shares;

●	our directors and members of senior management, or our Named Directors and Officers; and

●	all of our directors and members of senior management as a group.

The beneficial ownership of our Ordinary Shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem Ordinary Shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of March 21, 2024, if any, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of Ordinary Shares beneficially owned is based on 33,273,984 Ordinary Shares outstanding as of March 21, 2024.

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

As of March 21, 2024, there was one shareholder of record of our Ordinary Shares. The number of record holders is not representative of the number of beneficial holders of our Ordinary Shares, as the shares of all our shareholders who hold Ordinary Shares that are traded on the TASE are recorded in the name of our Israeli share registrar, Registration Co. of United Mizrahi Bank Ltd. As of March 22, 2024, there were 83 U.S. persons that were holders of record of ADSs representing our Ordinary Shares, representing approximately 52% of our outstanding Ordinary Shares. The number of record holders is not representative of the number of beneficial holders of the ADSs, as the ADSs of all our shareholders who hold ADSs that are traded on NASDAQ are recorded in the name of their respective brokers.

Unless otherwise noted below, the address for each beneficial owner is c/o BrainsWay Ltd., 19 Hartum Street, Bynet Building 3rd Floor, Har HaHotzvim, Jerusalem, 9777518, Israel.

	Shares Beneficially
	Number	Percentage
5% or Greater Shareholders
The Phoenix Provident Funds (1)	3,768,718	11.33%
Dr. David Zacut (2)	2,157,668	6.48%
Avner Hagai (2)	2,072,517	6.23%
Masters Capital Management, LLC (3)	1,800,000	5.41%

Directors and Named Executive Officers
Dr. Yiftach Roth	1,090,890	3.28%
Prof. Avraham Zangen (4)	937,143	2.82%
Hadar Levy (5)	538,620	1.62%
Moria Ben Soussan (Ankri) (15)	74,438	*
Christopher Boyer (6)	70,250	*
Karen Sarid (7)	27,500	*
Yossi Ben Shalom (8)	322,500	*
Avner Lushi (9)	27,500	*
Eti Mitrany (10)	27,500	*
Ami Boehm (11)	93,750	*
Ido Marom (12)	37,500	*
Eric Hirt (13)	12,500	*
Colleen Hanlon (14)	12,000	*
All directors and members of senior management as a group	7,502,276	22.55%
* Less than 1.0%

(1)	The shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd. (the “Phoenix Provident Funds”). The Phoenix Provident Funds manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Provident Funds operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holding Ltd. Is a controlled subsidiary of Delek Group Ltd. The majority of Delek Group Ltd.’s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. The address of the Phoenix Provident Funds is HaShalom Road 53 Giv’atayim, 5345433, Israel.
(2)	A director of the Company. This consists of shares held directly by the named beneficial owner as well as shares held by family members or affiliates of the named beneficial owner.
(3)	The shares are held by Masters Capital Management, LLC and Michael Masters has beneficial ownership by virtue of his role as a control person of Masters Capital Management, LLC. The address of Masters Capital Management, LLC is 3060 Peachtree Road, Suite 1425, Atlanta, Georgia 30305, United States of America.
(4)	The address of Prof. Avraham Zangen is Mish’ol HaHadas 23, Jerusalem, Israel.
(5)	Consists of 40,620 Ordinary Shares and options to purchase 498,000 Ordinary Shares currently exercisable or exercisable within 60 days. The exercise price of the options is $4.68, with 220,000 expiring on December 8, 2025, 128,000 expiring on November 12, 2026, 50,000 expiring on October 1, 2027, and 100,000 expiring on February 9, 2033.
(6)	Consists of 14,000 Ordinary Shares and options to purchase 56,250 Ordinary Shares currently exercisable or exercisable within 60 days. The exercise price of the options is $4.68. The options expire on June 1, 2028.
(7)	Consists of options to purchase 27,500 Ordinary Shares currently exercisable or exercisable within 60 days. The exercise price of the options is NIS 15.26. The options expire on December 3, 2027.
(8)	Consists of 295,000 Ordinary Shares and options to purchase 27,500 Ordinary Shares currently exercisable or exercisable within 60 days. The exercise price of the options is NIS 15.26. The options expire on November 12, 2026.
(9)	Consists of options to purchase 27,500 Ordinary Shares currently exercisable or exercisable within 60 days. The exercise price of the options is NIS 15.26. The options expire on January 13, 2028.
(10)	Consists of options to purchase 27,500 Ordinary Shares currently exercisable or exercisable within 60 days. The exercise price of the options is NIS 15.26. The options expire on January 13, 2028.
(11)	Consists of options to purchase 93,750 Ordinary Shares currently exercisable or exercisable within 60 days. The exercise price of the options is NIS 4.56. The options expire on February 9,2033.
(12)	Consists of options to purchase 37,500 Ordinary Shares currently exercisable or exercisable within 60 days. The exercise price of the options is NIS 4.28. The options expire on August 8, 2033.
(13)	Consists of 12,500 Ordinary Shares resulting from vested RSUs. Eric Hirt’s employment with the company concluded on November 6, 2023.
(14)	Consists of 12,000 RSUs vested or to be vested within 60 days.
(15)	Consists of 14,438 RSUs which either vested (and thus converted to Ordinary Shares) or RSUs which will be vested within 60 days, as well as options to purchase 60,000 Ordinary Shares currently exercisable or exercisable within 60 days. The exercise price of the options is $4.68, with 50,000 expiring on December 8, 2025, and 10,000 expiring on November 12, 2026.

The voting rights of our major shareholders do not differ from the voting rights of holders of our Ordinary Shares who are not major shareholders. Each of the above listed securities entitles the holder to one vote at our Company’s shareholder meetings.

Changes in Percentage Ownership by Major Shareholders

Since April 19, 2021, which was the date we filed our 2020 Annual Report, we are not aware of significant changes in the reported percentage ownership held by any of our 5% or greater shareholders other than The Phoenix Provident Funds which increased from 9.7% to 11.33%, Dr. David Zacut which increased from 5.4% to 6.48%, and Mr. Avner Hagai which increased from 5.3% to 6.23%, and RTW Funds which decreased from 9.4% to below 5%. Additionally, during this three-year period, Cowen Financial Products, LLC, Wasatch Advisors Inc. and AIGH Capital Management, LLC each became 5% or greater shareholders but have since decreased their respective holdings to below 5% as of the date of this report.

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

Employment Agreement with Hadar Levy our Chief Executive Officer

In March 2023 we entered into an employment agreement with Hadar Levy reflecting his compensation package and other terms as our new CEO. The terms were approved by our shareholders in the annual general meeting held on March 20, 2023. The following is a description of Mr. Levy’s compensation package, effective as of the date that Mr. Levy was appointed as the CEO, namely February 13, 2023: Annualized gross base salary of NIS 1,020,000 (calculated on the basis of NIS 85,000 monthly); Performance-based bonus in a gross amount not exceeding six (6) months of then current base salary based on achievement of the milestones, goals and targets to be set each year by the Board; 320,000 options to purchase Ordinary Sharers of the Company, at an exercise price based on the closing price of the Company on the last trading day prior to the date of the shareholders meeting, namely March 19, 2023, subject to standard terms in the company's Amended and Restated 2019 Share Incentive Plan and compliance with all applicable laws. The options are subject to our standard 4 year vesting period, with acceleration in the event of a change of control; If Mr. Levy’s employment is terminated by the company without cause (1) where such termination occurs during the first two years of employment as CEO, Mr. Levy shall be entitled to a 6 month prior notice, and (2) where such termination occurs after the first two year of employment as CEO, Mr. Levy shall be entitled to a 4 month prior notice; Mr. Levy undertook not to compete with the products and services offered by the Company and not to do any interfering activities during the term of his employment and for 12 months of the date of termination of his employment for any reason.

Employment Agreement with Ido Marom our Chief Financial Officer

In September 2023 we entered into an employment agreement with Ido Marom reflecting his compensation and other terms as our new CFO. The following is a description of Mr. Marom’s compensation package, effective as of September 1, 2023: Monthly base salary of NIS 50,000 and beginning from November 16, 2023 a monthly base salary of NIS 55,000 (approximately an annual amount of NIS 647,500); Target Annual Bonus up to three (3) months of then current base salary based on achievements of the milestones, goals and targets to be set each year by the CEO and the Board and subject to Compensation Policy; 150,000 options to purchase Ordinary Sharers of the Company, at an exercise price based on the closing price of the Company on the last trading day prior to the date of the Board approval, namely August 7, 2023, subject to standard terms in the company's Amended and Restated 2019 Share Incentive Plan and compliance with all applicable laws. The options are subject to our standard 4 year vesting period, with acceleration in the event of a change of control; Mr. Marom undertook not to compete with the products and services offered by the Company and not to do any interfering activities during the term of his employment and for 12 months of the date of termination of his employment for any reason.

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

Since January 1, 2021, we granted options to purchase 1,123,000 Ordinary Shares to employees and directors, with a weighted average exercise price, following the completion of the Exchange Offer, of approximately $1.48 per share, or approximately NIS 5.02 per share (based on the exchange rate reported by the Bank of Israel on December 31, 2023), and 269,638 restricted share units (RSUs).

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

Legal Proceedings

From time to time, we may become a party to legal proceedings and claims in the ordinary course of business. We are not currently a party to any significant active legal proceedings, subject to any disclosure set forth under “Item 4. Information on the Company – Business Overview – Legal Proceedings” is incorporated herein by reference.

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

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2023.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our Ordinary Shares have been trading on the TASE under the symbol “BWAY” since January 2007. The ADSs representing our Ordinary Shares have been trading on The Nasdaq Global Market under the symbol “BWAY” since April 16, 2019.

There were no suspensions in the trading of our shares in 2023, 2022 and 2021.

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

This discussion does not purport to constitute a complete analysis of all potential tax consequences applicable to investors upon purchasing, owning or disposing of our Shares. In particular, this discussion does not take into account the specific circumstances of any particular investor (such as tax- exempt entities, financial institutions, certain financial companies, broker-dealers, investors that own, directly or indirectly, 10% or more of our outstanding voting rights, all of whom are subject to special tax regimes not covered under this discussion). To the extent that issues discussed herein are based on legislation which has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership, and disposition of the Shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2024 tax year.

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

Corporate and individual shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (23% in 2024), and a marginal tax rate of up to 50% in 2024 for individuals, including an excess tax (as discussed below).

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

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident), and who have taxable income that exceeds a certain threshold in a tax year (NIS 721,560 for 2024, linked to the Israeli Consumer Price Index) will be subject to an additional tax at the rate of 3% on his or her taxable income for such tax year that is in excess of such amount. For this purpose, taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

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

Under the Code, certain dividends received by non-corporate U.S. Holders will be subject to a maximum federal income tax rate of 20%. This reduced income tax rate is only applicable to dividends paid by a “qualified foreign corporation” that is not a PFIC for the year in which the dividend is paid or for the preceding taxable year, and only with respect to Ordinary Shares or ADSs held by a qualified U.S. Holder (i.e., a non- corporate holder) for a minimum holding period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date). As discussed below, however, we will likely be a “passive foreign investment company” (see “Item 10. Additional Information – E. Taxation – U.S. Federal Income Tax Considerations – Passive Foreign Investment Companies” below) for our current taxable year and future taxable years. Accordingly, dividends paid by us to individual U.S. Holders may not be eligible for the reduced income tax rate applicable to qualified dividends. You should consult your own tax advisor regarding the availability of this preferential tax rate under your particular circumstances.

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

A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of the Ordinary Shares or ADSs, our PFIC status will depend in large part on the market price of the Ordinary Shares or ADSs, which may fluctuate significantly. Based on our retention of a significant amount of cash and cash equivalents, and depending on the market price of the Ordinary Shares or ADSs, we will likely be treated as a PFIC for the 2023 taxable year and may be treated as a PFIC in future taxable years.

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

Foreign Currency Exchange Risk

The U.S. dollar is our functional and reporting currency. Although a substantial portion of our expenses (mainly salaries and related costs) are denominated in NIS, accounting for approximately 34% of our expenses in the year ended December 31, 2023, all of our financing has been in U.S. dollars, and the substantial majority of our liquid assets are held in U.S. dollars. Furthermore, while we anticipate that a portion of our expenses, principally salaries and related personnel expenses in Israel will continue to be denominated in NIS, we expect to incur an increasing amount of expenses in U.S. dollars as we increase our marketing and sales personnel and enhance our clinical studies. Changes of 5% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately $649/$683 thousand during the year ended December 31, 2023. We also have expenses, although to a much lesser extent, in other non-U.S. dollar currencies, in particular the Euro.

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

Fees and Expenses

Persons depositing or withdrawing shares or American Depositary Shareholders must pay:

$5.00 (or less) per 100 American Depositary Shares (or portion of 100	● Issuance of shares or rights or other property
American Depositary Shares, including issuances resulting from a	● Cancellation of American Depositary Shares for the purpose of
distribution Depositary Shares)	withdrawal, including if the deposit agreement terminates

$.05 (or less) per American Depositary Share	● Any cash distribution to American Depositary Shareholders

A fee equivalent to the fee that would be payable if securities distributed	● Distribution of securities distributed to holders of deposited securities to you which are distributed had been shares and the shares had been deposited for issuance of American Shareholders by the depositary to American Depositary Shares

$.05 (or less) per American Depositary Shares per calendar year	● Depositary services

Taxes and other governmental charges the depositary or the custodian	● As necessary pay on any American Depositary Share or share
have to	underlying an American Depositary Share, for example, stock transfer taxes, stamp duty or withholding taxes

Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

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

We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed on Form 20-F and filed with the SEC is recorded, processed, summarized, and reported timely within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within the company to disclose information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d- 15(e) of the Exchange Act) as of the end of the period covered by this report are effective at such reasonable assurance level.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

·	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;
·	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;
·	provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and
·	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the framework for Internal Control- Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013). Based on our assessment and this framework, our management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023.

(c)	Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d)	Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2023, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

	Year Ended December 31,
Services Rendered	2023	2022
Audit (1)	235	235
Tax fees (2)	44	77
Total	279	312

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Tax fees relate to tax compliance, tax planning, and tax advice.

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

During 2023, all services provided to us by Ernst & Young were approved by our Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Nasdaq Stock Listing Rules and Home Country Practices

As a foreign private issuer whose ADSs are listed on The Nasdaq Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of The Nasdaq Global Market. Pursuant to the “foreign private issuer exemption”:

●	we established a quorum requirement such that the quorum for any meeting of shareholders is two or more shareholders holding at least 33 and 1/3% of our voting rights, which complies with Nasdaq requirements; however, if the meeting is adjourned for lack of quorum, the quorum for such adjourned meeting will be any number of shareholders, instead of 33 and 1/3% of our voting rights;
●	we also follow Israeli corporate governance practice in lieu of Nasdaq Marketplace Rule 5635(c), which requires shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the shares or assets of another company) and prior to an issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants. By contrast, under the Israeli Companies Law, shareholder approval is required (subject to certain limited exceptions) for, among other things: (a) transactions with directors concerning the terms of their service (including indemnification, exemption, and insurance for their service or for any other position that they may hold at a company); (b) extraordinary transactions with controlling shareholders of publicly held companies; (c) terms of office, and employment or other engagement of our controlling shareholder, if any, or such controlling shareholder’s relative; (d) approval of transactions with the company’s Chief Executive Officer with respect to his or her compensation, whether in accordance with the approved compensation policy of the company or not, or transactions with officers of the company not in accordance with the approved compensation policy; (e) approval of the compensation policy of the company for office holders; and (f) certain private placements involving the issuance of 20% or more of our total voting rights, or private placements as a result of which a person will become a controlling shareholder of the company. In addition, under the Israeli Companies Law, a merger requires approval of the shareholders of each of the merging companies; and

Otherwise, we comply with the rules generally applicable to U.S. domestic companies listed on The Nasdaq Global Market. However, we may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

ITEM 16K.	CYBERSECURITY

We operate in the medical device sector, which is subject to various cybersecurity risks that could adversely affect our business, financial condition, and results of operations, including intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy laws and other litigation and legal risk; and reputational risk. We recognize the critical importance of developing, implementing, and maintaining cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data. We currently have security measures in place to protect information we may have on our employees, vendors, and in some cases (for example, in our clinical trial data sets) patients, as well as to prevent data loss and other security breaches.

Our current cybersecurity risk assessment and protection program consists of various cybersecurity software features and capabilities designed to protect our systems and alert us of any cybersecurity incidents, such as software to strengthen protection against targeted attacks and previously unknown exploits, a network intrusion detection system, firewall and router features enabling unified threat management, load balancing, multi Wide Area Network (WAN) and various measures which limit the ability of different sectors within our organization to access certain types of information.

In the event of a cybersecurity incident or threat, our Information Technology (IT) personnel and/or other personnel alert our Quality Assurance (QA) team and/or appropriate members of our Research and Development (R&D) team such as our Head of Software Development. Our QA manager previously served as a Medical Devices lead auditor for the Israel Standards Institute and has over 20 years of overall QA and project management experience including with respect to managing QA systems, regulatory affairs, supporting engineering and production processes, and involvement in corrective and preventive actions (CAPA).

Our Head of Software Development previously served as a conditional access engineer (a key function in cybersecurity compliance) and a technical program manager for large cyber-focused programs, and periodically attends cybersecurity workshops.

These departments/individuals and/or their teams are responsible for the day-to-day assessment and management of risks arising from cybersecurity threats, including the prevention, mitigation, detection, and remediation of cybersecurity incidents.

In the event of a material incident or threat, our CEO is notified as well. The CEO would then be expected to report the threat to the audit committee of the Board of Directors, which is responsible for oversight of strategic, financial and other major risks to the Company, which could include those posed by cybersecurity threats. This would include reviewing any cybersecurity measures taken by the IT team and any reports of cybersecurity incidents or threats. The audit committee could also be notified of this type of threat to the extent deemed appropriate by our internal auditor, which conducts various risk assessments on our company and issues periodic reports where appropriate.

We maintain business continuity, contingency, and recovery plans which may be used in the event of a cybersecurity incident.

We leverage the advice of third-party auditors and consultants as needed to help us assess and identify risks from cybersecurity threats and to help manage our risk assessment program. We rely on, and plan to increase our collaboration with, a leading provider of cybersecurity services having operations in the U.S., Israel and the Philippines for various projects and initiatives relating to our company and technology (including with respect to the integration of certain cloud-based capabilities within our proprietary Deep TMS device). This provider offers a wide variety of CISO training, compliance, strategy, governance and other resources and tools which we believe will help us address any future cybersecurity threats that may arise in our dynamic and evolving field.

We also have policies and procedures to oversee and identify the risks from cybersecurity threats associated with our use of third-party service providers and vendors. Cybersecurity considerations are taken into account by our Company in its selection of outside vendors, particularly those involved with R&D initiatives such as our efforts to integrate cloud-based capabilities within our proprietary Deep TMS device and our plans with respect to our next generation devices incorporating rotational field technology. Any code relating to the operating systems on our devices, and any off-the-shelf software we wish to integrate into our devices, is vetted to ensure that it meets certain cybersecurity requirements relating, for example, to access limitations and encryption capabilities. Our Head of Software Development requires that subcontractors involved in code writing/development be licensed by or partnered with the world’s leading cloud operator, and personally reviews all code inputs and functional configuration inputs to ensure that it meets various cybersecurity protections such as those relating to access limitations, encryption capabilities and password protection.

Furthermore, as part of our routine contracting with customers, our legal department routinely considers whether and to what extent specialized contractual agreements (including, for example, Business Associates Agreements) are warranted or prudent, and/or whether to include specific contractual provisions (including for example, requirements to restrict collection, transmission and storage of and/or to anonymize confidential Patient Health Information pursuant to the Health Insurance Portability and Accountability Act (HIPAA) and/or other similar patient privacy statutes). Inclusion of these contracts and/or clauses, where appropriate, is intended to limit any negative impact that may result from a cybersecurity breach of our IT systems and our customer-facing devices.

To date, no cybersecurity incident (or aggregation of incidents) or cybersecurity threat has materially affected our results of operations or financial condition. However, an actual or perceived breach of our security could damage our reputation, cause existing clients to discontinue using our Deep TMS systems, prevent us from attracting new clients, interfere with the progress of our clinical trials, interfere with our efforts to pursue regulatory approvals for our product candidates, or subject us to third-party lawsuits, regulatory fines or other actions or liabilities, any of which could adversely affect our business, operating results or financial condition. For further information, see also Item 3D. Risk Factors - Risks Related to our Business and Industry. We currently do not maintain a cyber liability insurance policy.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.	EXHIBITS

See Exhibit Index on page 86.

BRAINSWAY LTD

EXHIBIT INDEX

1.1	Articles of Association of the Registrant, as amended (unofficial English translation) (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F, filed with the Commission on April 12, 2022).

2.1	Form of Deposit Agreement between BrainsWay Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 filed by The Bank of New York Mellon with the SEC on February 1, 2019).

2.2	Form of American Depositary Receipt (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 filed by The Bank of New York Mellon with the SEC on February 1, 2019).

2.3**	Description of Share Capital.

4.1	Amended and Restated BrainsWay 2019 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F, filed with the Commission on April 19, 2021).

4.2	Form of Letter of Exculpation and Indemnification (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.3	Compensation Policy for Executive Officers and Directors, dated December 22, 2021 as amended on March 20, 2023 (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F, filed with the Commission on March 27, 2023).

4.4	Employment Agreement, dated March 22, 2023, between BrainsWay Ltd. and Hadar Levy as Chief Executive Officer (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F, filed with the Commission on March 27, 2023).

4.6	Patent License Agreement, dated July 7, 2003, by and between BrainsWay, Inc. and the United States Public Health Service (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.7	Patent License Amendment, dated August 24, 2005, by and between BrainsWay, Inc. and the United States Public Health Service (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.8	Second Amendment to Patent License Agreement, dated April 17, 2008, by and between BrainsWay, Inc. and the United States Public Health Service (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.9	Research and License Agreement, dated June 2, 2005, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.10	First Addendum Agreement, dated August 19, 2007, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.11	Second Addendum Agreement, dated January 18, 2009, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.12	Third Addendum Agreement, dated March 23, 2010, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.13	Fourth Addendum Agreement, dated November 12, 2009, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.14	First Amendment to Fourth Addendum Agreement, dated May 11, 2010, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.15	Fifth Addendum Agreement, dated February 22, 2018, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.16	Underwriting Agreement, dated February 23, 2021, between the Company and Oppenheimer & Co. Inc. (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by the Company with the SEC on February 25, 2021).

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

12.1**	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13**	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of Kost Forer Gabbay & Kasierer, Member Firm of Ernst & Young Global.

97.1**	BrainsWay Ltd. Policy for Recovery of Erroneously Awarded Compensation

101	The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2023 formatted in Inline XBRL: (i) Consolidated Statements of Comprehensive Loss, (ii) Consolidated Statements of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.

104	Cover Page Interactive Data File.

**	Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRAINSWAY LTD.

By:	/s/ Hadar Levy
Name: Hadar Levy
Title: Chief Executive Officer

By:	/s/ Ido Marom
Name: Ido Marom
Title: Chief Financial Officer

Date: March 28, 2024

BRAINSWAY LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

U.S. DOLLARS IN THOUSANDS

F-1

BRAINSWAY LTD. AND ITS SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023 AND 2022 AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

BRAINSWAY LTD. and its subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of the financial position of BrainsWay Ltd. and its subsidiaries (“the Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

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

Tel-Aviv, Israel March 28, 2024

BRAINSWAY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2023	2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	4	$10,520	$47,581
Restricted cash	4	271	271
Short-term deposits	5	35,465	—
Trade receivables, net	6	3,780	4,844
Inventory	7	3,717	3,837
Other current assets	8	1,712	1,556
		55,465	58,089
NON-CURRENT ASSETS:
System components	9	1,273	1,220
Leased systems, net	9	3,700	3,118
Other property and equipment, net	9	817	1,008
Other long-term assets	10	1,717	1,042
		7,507	6,388
		$62,972	$64,477

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		$758	$1,116
Deferred revenues		2,504	1,477
Liability in respect of research and development grants	16a	1,008	1,057
Other accounts payable	11	5,491	4,491
		9,761	8,141
NON-CURRENT LIABILITIES:
Deferred revenues and other liabilities	12	5,553	4,923
Liability in respect of research and development grants	16a	6,077	6,016
		11,630	10,939
EQUITY:	17
Share capital		367	364
Share premium		140,344	138,146
Share-based payment reserve	18	4,360	6,180
Currency Translation Adjustments		(2,188)	(2,188)
Accumulated deficit		(101,302)	(97,105)
		41,581	45,397
		$62,972	$64,477

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSWAY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2023	2022	2021
Revenues	19a	$31,785	$27,177	$29,657
Cost of revenues	19b	8,308	7,129	6,599
Gross profit		23,477	20,048	23,058

Research and development expenses, net	19c	6,665	7,678	6,393
Selling and marketing expenses	19d	16,456	18,199	15,880
General and administrative expenses	19e	5,315	6,854	5,784
Total operating expenses		28,436	32,731	28,057
Operating loss		4,959	12,683	4,999
Finance income	19f	2,171	1,117	255
Finance expense	19f	1,158	1,468	1,675

Loss before income taxes		3,946	13,034	6,419
Income taxes	15	251	315	43
Net loss and total comprehensive loss		$4,197	$13,349	$6,462
Basic and diluted net loss per share	20	$(0.13)	$(0.40)	$(0.21)

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSWAY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Share capital	Share premium	Reserve for share-based payment transactions	Currency translation adjustments	Accumulated deficit	Total equity
Balance at January 1, 2021	$233	95,135	3,748	(2,188)	(77,294)	19,634
Net loss and total comprehensive loss	—	—	—	—	(6,462)	(6,462)
Exercise of share options	1	158	(159)			—
Expiration of share options	—	142	(142)	—	—	—
Issuance of shares, net (*)	129	42,131	—	—	—	42,260
Cost of share-based payment	—	—	1,893	—	—	1,893
Balance at December 31, 2021	363	137,566	5,340	(2,188)	(83,756)	57,325
Net loss and total comprehensive loss	—	—	—	—	(13,349)	(13,349)
Exercise of share options	1	436	(437)			—
Expiration of share options	—	197	(197)	—	—	—
Issuance of shares, net	—	(53)	—	—	—	(53)
Cost of share-based payment	—	—	1,474	—	—	1,474
Balance at December 31, 2022	364	138,146	6,180	(2,188)	(97,105)	45,397
Net loss and total comprehensive loss	—	—	—	—	(4,197)	(4,197)
Exercise of share options	3	798	(801)			—
Expiration of share options	—	1,400	(1,400)	—	—	—
Cost of share-based payment	—	—	381	—	—	381
Balance at December 31, 2023	$367	140,344	4,360	(2,188)	(101,302)	41,581

(*)	Net of issuance expenses of $2,940 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSWAY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities:
Total comprehensive loss	$(4,197)	$(13,349)	$(6,462)
Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit or loss items:
Depreciation and amortization	362	558	560
Depreciation of leased systems	975	976	1,126
Impairment and disposal of inventory and system components	1,447	816	1,295
Finance expenses (income), net	(1,013)	351	1,420
Cost of share-based payment	381	1,474	1,893
Income taxes	251	315	43
Total adjustments to reconcile loss	2,403	4,490	6,337
Changes in asset and liability items:
Increase in inventory	(506)	(3,595)	—
Decrease (increase) in trade receivables	1,089	1,456	(849)
Increase in other current assets	(312)	(403)	(1,226)
Increase (decrease) in trade payables	(327)	—	289
Increase in other accounts payable	62	298	815
Increase in deferred revenues and other liabilities	1,629	790	2,039
Total changes in asset and liability	1,635	(1,454)	1,068
Cash paid and received during the year for:
Interest paid	(253)	(46)	(62)
Interest received	1,707	1,042	17
Income taxes paid	(11)	(443)	(14)
Total cash paid and received during the year	1,443	553	(59)
Net cash provided by (used in) operating activities	1,284	(9,760)	884
Cash flows from investing activities:
Proceeds from disposal (purchase) of property and equipment and system components, net	(2,387)	1,936	(2,238)
Withdrawal of (investment in) short-term deposits, net	(35,000)	40,254	(40,000)
Investment in long-term deposits, net	(22)	(21)	22
Net cash used in investing activities	(37,409)	42,169	(42,216)
Cash flows from financing activities:
Receipt of government grants	32	15	492
Repayment of liability in respect of research and development grants	(787)	(977)	(761)
Repayment of lease liability	(271)	(533)	(475)
Issuance of share capital, net	—	(52)	42,260
Net cash provided by (used in) financing activities	(1,026)	(1,547)	41,516
Exchange rate differences on cash and cash equivalents	90	(202)	(224)
Increase (decrease) in cash and cash equivalents	(37,061)	30,660	(40)
Cash and cash equivalents at the beginning of the year	47,581	16,921	16,961
Cash and cash equivalents at the end of the year	$10,520	$47,581	$16,921
(a) Significant non-cash transactions:
Recognition of new lease liability and right-of-use	$308	$301	$587
Termination of lease liability and right of-use	$(99)	$—	$(64)

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: GENERAL

a.	A general description of the Company and its activity:

BrainsWay is a leader in advanced non-invasive neurostimulation treatments for mental health disorders. The Company is advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. The Company has obtained from the U.S. Food and Drug Administration (FDA) three cleared indications backed by pivotal studies demonstrating clinically proven efficacy. Current indications include MDD (Major Depressive Disorder), obsessive- compulsive disorder (OCD), and smoking addiction.

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

The Company received de novo clearance from the FDA in August 2018 for use of its Deep TMS an adjunct therapy for adult patients suffering from OCD, and a clearance from the FDA in August 2020 for use of its Deep TMS system as an aid in short-term smoking cessation in adults.

BrainsWay Ltd. (the “Company”) and its wholly owned subsidiaries, BrainsWay, Inc. (“Inc”), Brain R&D Services Ltd. (“Brain R&D”), BrainsWay USA Inc (“USA Inc”), collectively (the “Group”) derive revenues from the sale and lease of its systems.

In 2022, the Company extended its FDA clearance for MDD (including anxious depression) to our H7 Coil, also via the 510(k) process.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 1: GENERAL (Continued)

b.	The Company has an operating loss of $4,197 for the year ended December 31, 2023. The Company’s management and board of directors believe that the Company has the current funding to finance its business activity according to its plans in the foreseeable future.

c.	The financial statements of the Company as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023 were authorized for issuance in accordance with a resolution of the board of directors on March 28, 2024.

NOTE 2: ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

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

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: ACCOUNTING POLICIES (Continued)

b.	Functional currency, presentation currency and foreign currency:

1.	Functional currency and presentation currency:

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

c.	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs necessary to make the sale. The Company periodically evaluates the condition and age of inventories and makes provisions for slow moving inventories accordingly. Furthermore, inventory classified as short-term for sale or consumption, while inventory to be converted into fixed assets in the future for internal use or leasing to customers, is classified as system component as a long-term asset. These classifications are determined according to management's estimates for the use of inventory in the foreseen future.

Cost of inventories is determined as follows:

Raw materials - at cost of purchase using the weighted average cost method

Work in progress and finished goods - on the basis of average costs including materials, labor and other direct and indirect manufacturing costs based on normal capacity.

Furthermore, inventory classified as short-term for sale or consumption, while inventory to be converted into fixed assets in the future for internal use or leasing to customers, is classified as system component as a long-term asset. These classifications are determined according to management's estimates for the use of inventory in the foreseen future.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: ACCOUNTING POLICIES (Continued)

d.	Revenue recognition:

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

Costs of obtaining a contract:

In order to obtain certain contracts with customers, the Company incurs incremental costs in obtaining the contract (such as sales commissions which are contingent on making binding sales). Since revenue from sale of goods is recognized in profit or loss at the point in time when the control of the goods is transferred to the customer, the costs of obtaining a contract are recognized as an expense when incurred.

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

e.	Government grants:

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

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: ACCOUNTING POLICIES (Continued)

f.	Taxes on income:

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

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: ACCOUNTING POLICIES (Continued)

g.	Leases:

1.	The Company as lessee:

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

Following are the amortization periods of the right-of-use assets by class of underlying asset:

	Years
Lease facilities	2	to	3
Motor vehicles	3	-	4

The Company tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: ACCOUNTING POLICIES (Continued)

2.	The Company as lessor:

In order to determine whether to classify a lease as a finance lease or an operating lease, the Company evaluates whether the lease transfers substantially all the risks and rewards incidental to ownership of the asset.

h.	System components, leased systems and other property and equipment, net::

Other property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that are used in connection with plant and equipment.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

	%
Leased systems		15
Laboratory equipment		15
Computers		33
Office furniture and equipment	6	-	15
Leasehold improvements	10	-	33

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

System components include raw materials to be converted into fixed assets in the future for internal use or leasing to customers, and depreciated over the useful life once converted to fixed assets.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: ACCOUNTING POLICIES (Continued)

i.	Impairment of non-financial assets:

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

j.	Impairment of financial assets:

The Company evaluates at the end of each reporting period the loss allowance for financial debt instruments which are not measured at fair value through profit or loss. The Company distinguishes between two types of loss allowances:

a)       Debt instruments whose credit risk has not increased significantly since initial recognition, or whose credit risk is low - the loss allowance recognized in respect of this debt instrument is measured at an amount equal to the expected credit losses within 12 months from the reporting date (12-month ECLs); or

b)       Debt instruments whose credit risk has increased significantly since initial recognition, and whose credit risk is not low - the loss allowance recognized is measured at an amount equal to the expected credit losses over the instrument's remaining term (lifetime ECLs).

The Company has short-term financial assets such as trade receivables in respect of which the Company applies the simplified approach in IFRS 9 and measures the loss allowance in an amount equal to the lifetime expected credit losses.

k.	Provisions:

A provision in accordance with IAS 37 is recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: ACCOUNTING POLICIES (Continued)

1.	Share-based payment transactions:

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

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: ACCOUNTING POLICIES (Continued)

1.	Share-based payment transactions:

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

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: ACCOUNTING POLICIES (Continued)

m.	Amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors":

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

n.	Amendment to IAS 12, "Income Taxes":

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

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: ACCOUNTING POLICIES (Continued)

o.	Amendment to IAS 1, "Disclosure of Accounting Policies":

In February 2021, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements" ("the Amendment"), which replaces the requirement to disclose 'significant' accounting policies with a requirement to disclose 'material' accounting policies. One of the main reasons for the Amendment is the absence of a definition of the term 'significant' in IFRS whereas the term 'material' is defined in several standards and particularly in IAS 1.

The Amendment is applicable for annual periods beginning on January 1, 2023.

The application of the above Amendment did not have a material impact on the Company's consolidated financial statements.

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

●	Impairment of inventory:

The net realizable value is determined based on management's evaluation including forecasts and estimates as to the amounts expected to be realized from the sale or use of inventory. The possible effects on the financial statements are the recognition of impairment loss or the reversal of impairment loss.

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

NOTE 4: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

1.	Cash and cash equivalents:

	December 31,
	2023	2022
Cash for immediate withdrawal	$10,520	$7,307
Cash equivalents - bank deposits less than three months	—	40,274
	$10,520	$47,581

2.	Restricted cash:

	December 31,
	2023	2022
Restricted cash - bank deposits	$271	$271(*)

(*) Reclassified

NOTE 5: SHORT-TERM DEPOSITS

	December 31,
	2023	2022
Bank deposits (*)	$35,465	$—	(*)

(*) Reclassified

Short-term deposits at banks are for periods of up to one year. The deposits earn annual interest at the respective term of the deposits of approximately 6%.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 6: TRADE RECEIVABLES, NET

a.	Trade receivables, net:

	December 31,
	2023	2022
Open accounts (1)	$4,684	$5,945
Less-allowance for credit losses	(904)	(1,101)
Trade receivables, net	$3,780	$4,844

(1)	Trade receivables generally have 90-day credit terms. Certain customers payments are made through monthly credit card transactions.

b.	Movement in allowance credit losses:

U.S. dollars in thousands
Balance as of January 1, 2022	$1,256
Change in provision for the year	282
Derecognition of bad debts	(437)
Balance as of December 31, 2022	1,101
Change in provision for the year	(131)
Derecognition of bad debts	(66)
Balance as of December 31, 2023	$904

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 6: TRADE RECEIVABLES, NET (Continued)

Following is information about the credit risk exposure of the Company’s trade receivables:

December 31, 2023:

	U.S. dollars in thousands
	Not past due	< 30 days	30 - 60 days	61 - 90 days	91 - 120 days	>120 days	Total
	U.S. dollars in thousands
Gross carrying amount	$2,817	$167	$271	$314	$253	$862	$4,684
Allowance for doubtful accounts	$7	$12	$19	$44	$235	$587	$904
Trade receivables, net	$2,810	$155	$252	$270	$18	$275	$3,780

December 31, 2022:

	U.S. dollars in thousands
	Not past due	< 30 days	30 - 60 days	61 - 90 days	91 - 120 days	>120 days	Total
	U.S. dollars in thousands
Gross carrying amount	$1,570	$999	$357	$330	$491	$2,198	$5,945
Allowance for doubtful accounts	$4	$87	$48	$60	$78	$824	$1,101
Trade receivables, net	$1,566	$912	$309	$270	$413	$1,374	$4,844

NOTE 7: INVENTORY

	December 31,
	2023	2022
Raw materials	$1,791	$2,565
Work in progress	1,211	1,651
Finished goods	1,833	1,227
	4,835	5,443
Provision for Inventory	(1,118)	(1,606)
Inventory, net	$3,717	$3,837

NOTE 8: OTHER CURRENT ASSETS

	December 31,
	2023	2022
Government authorities	$420	$606
Prepaid expenses and other	1,292	950
	$1,712	$1,556

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 9: SYSTEM COMPONENTS, LEASED SYSTEMS, OTHER PROPERTY AND EQUIPMENT, NET

December 31, 2023:

	System Components	Leased systems		Laboratory equipment and Computers	Right of use assets	Office furniture and equipment	Leasehold improvements	Total
Cost:
Balance at January 1, 2023	$1,220	$7,227		$1,276	$814	$225	$81	$10,843
Additions	2,336	—		30	308	—	21	2,695
Transfer to Leased systems	(1,905)	1,994		(89)	—	—	—	—
Reductions	(378)	(727	)(*)	—	(348)	—	—	(1,453)
Balance at December 31, 2023	1,273	8,494		1,217	774	225	102	12,085

Accumulated depreciation:
Balance at January 1, 2023	—	4,109		926	331	76	55	5,497
Additions	—	975		80	264	14	4	1,337
Reductions	—	(290)		—	(249)	—	—	(539)

Balance at December 31, 2023	—	4,794		1,006	346	90	59	6,295

Depreciated cost at December 31, 2023	$1,273	$3,700		$211	$428	$135	$43	$5,790

(*)	Derived mainly from returned systems as well as sale of leased systems.

December 31, 2022:

	System Components		Leased systems		Laboratory equipment and Computers	Right of use assets	Office furniture and equipment	Leasehold improvements	Total
Cost:
Balance at January 1, 2022	$4,463		$7,463		$1,170	$1,635	$135	$69	$14,935
Additions	5,930		—		106	301	90	30	6,457
Transfer to Leased systems	(836)		836		—	—	—	—	—
Reductions	(8,337	)(**)	(1,072	)(*)	—	(1,122)	—	(18)	(10,549)
Balance at December 31, 2022	1,220		7,227		1,276	814	225	81	10,843

Accumulated depreciation:
Balance at January 1, 2022	—		3,650		857	981	63	53	5,604
Additions	—		976		69	476	13	2	1,536
Reductions	—		(517)		—	(1,126)	—	—	(1,643)

Balance at December 31, 2022	—		4,109		926	331	76	55	5,497

Depreciated cost at December 31, 2022	$1,220		$3,118		$350	$483	$149	$26	$5,346

(*)	Derived mainly from returned systems as well as sale of leased systems.

(**)	Reduction in systems components for the year ended December 31, 2022, mainly includes (a) reclassification to inventory in the amount of $3,837, (b) impairment provision in the amount of $816 and (c) system components sold in the amount of $3,006.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 10: OTHER LONG-TERM ASSETS

	December 31,
	2023	2022
Prepaid expenses and deposits	$889	$766
Deferred tax assets, net	828	276

	$1,717	$1,042

NOTE 11: OTHER ACCOUNTS PAYABLE

	December 31,
	2023	2022
Employee and payroll accruals	$2,065	$1,868
Accrued expenses	2,480	2,309
Institutions	153	—
Income tax payable	504	—
Liabilities to related parties (1)	57	80
Current maturities of lease liabilities	232	234

	$5,491	$4,491

(1)	current non-interest-bearing accounts.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 12: DEFERRED REVENUES AND OTHER LIABILITIES

Composition:

	December 31,
	2023	2022
Deferred revenues (a)	$5,314	$4,669
Lease liabilities (b)	239	254

	$5,553	$4,923

a.	Including an amount of $1,479 relating to deferred distribution fees received as of the both years ended December 31, 2023 and 2022, respectively. For more information see note 16c.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 12: DEFERRED REVENUES AND OTHER LIABILITIES (Continued)

b.	Lease liabilities:

December 31, 2023:	U.S. dollars in thousands
Maturity analysis:
Less than one year	$234
One to five years	284
Total lease commitments	518
Impact of discounting remaining lease payments	(47)
Lease liabilities as of December 31, 2023:	471

Current	232
Non-current	239

Total	$471

December 31, 2022:	U.S. dollars in thousands
Maturity analysis:
Less than one year	$265
One to five years	269
Total lease commitments	534
Impact of discounting remaining lease payments	(46)
Lease liabilities as of December 31, 2022:	488

Current	234
Non-current	254

Total	$488

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

The repayment of grants received by the Company from 2018 have interest rate that reference LIBOR and are expected to be repaid after 2023.

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

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 13: FINANCIAL INSTRUMENTS (Continued)

1. The table below presents the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments including interest payments:

December 31, 2023:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Total
Trade payables	$758	$—	$—	$—	$—	$—	$758
Other accounts payable	5,257	—	—	—	—	—	5,257
Liability in respect of research and development grants	1,119	1,575	2,250	2,685	2,850	529	11,008
Lease liability	234	131	100	53	—	—	518

	$7,368	$1,706	$2,350	$2,738	$2,850	$529	$17,541

December 31, 2022:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Total
Trade payables	$1,116	$—	$—	$—	$—	$—	$1,116
Other accounts payable	4,228	—	—	—	—	—	4,228
Liability in respect of research and development grants	1,217	1,715	2,177	2,645	3,079	721	11,554
Lease liability	265	172	71	26	—	—	534

	$6,826	$1,887	$2,248	$2,671	$3,079	$721	$17,432

2. The table below presents the maturity profile of the Group’s financial liabilities based on contractual discounted payments:

December 31, 2023:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Total
Trade payables	$758	$—	$—	$—	$—	$—	$758
Other accounts payable	5,259	—	—	—	—	—	5,259
Liability in respect of research and development grants	1,008	1,176	1,441	1,478	1,353	629	7,085
Lease liability	232	121	79	39	—	—	471

	$7,257	$1,297	$1,520	$1,517	$1,353	$629	$13,573

December 31, 2022:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Total
Trade payables	$1,116	$—	$—	$—	$—	$—	$1,116
Other accounts payable	4,257	—	—	—	—	—	4,257
Liability in respect of research and development grants	1,057	1,267	1,392	1,442	1,319	596	7,073
Lease liability	234	161	61	32	—	—	488

	$6,664	$1,428	$1,453	$1,474	$1,319	$596	$12,934

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 13: FINANCIAL INSTRUMENTS (Continued)

b.	Sensitivity tests relating to changes in foreign currency:

	December 31,
	2023	2022
Sensitivity test to changes in the NIS exchange rate:
Gain (loss) from the change:
Increase of 5% in exchange rate	$29	$8
Decrease of 5% in exchange rate	$(29)	$(8)

As of December 31, 2023, the Company has deficit of financial liabilities over financial assets in NIS in relation to US dollar of $576.

As of December 31, 2023, the Company has excess of financial assets over financial liabilities in Euro and CAD in relation to US dollar of $1,389 and $859, respectively. An increase or decrease of 5% of the US dollar relative to the Euro would have an effect of $69 and $43, respectively.

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

Expense in respect of defined contribution plans was $343, $345 and $329 for the years ended December 31, 2023, 2022 and 2021 respectively.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 15: TAXES ON INCOME

a.	Tax rates applicable to the Company and subsidiaries:

1.	Tax rate applicable to the Company and Brain R&D:

The Israeli corporate income tax rate was 23% in 2023, 2022 and 2021.

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

b.	Tax assessments:

The Company and the Israeli subsidiary received final tax assessments through tax year 2017 as for the statute of limitation. The subsidiary, Inc, received final tax assessments through the 2019 tax year.

c.	Carryforward losses for tax purposes:

Carryforward losses for tax purposes as of December 31, 2023 amount to approximately $82 million in Brainsway Ltd. (on an Israeli consolidated basis).

d.	Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

1.       Composition:

	Year ended December 31,
	2023	2022
Gross deferred tax assets:
Employee benefits	$78	$46
Lease liabilities	6	—
Other temporary differences	787	288

Gross deferred tax assets	871	334

Gross deferred tax liabilities:
Property, plant and equipment	(36)	(58)
Right-of-use assets	(7)	—

Gross deferred tax liabilities	(43)	(58)

Deferred tax assets, net	$828	$276

2.      The Company did not record deferred tax assets with respect to net operating losses incurred by the Company and the Israeli subsidiary since it is not probable that they will generate a taxable income in future years.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 15: TAXES ON INCOME (Continued)

e.      Theoretical tax:

The reconciliation between the tax expense, assuming that all the income, expenses, gains and losses in profit or loss were taxed at the statutory tax rate and the taxes on income recorded in profit or loss is as follows:

	Year ended December 31,
	2023	2022	2021
Loss before taxes on income	$(3,946)	$(13,034)	$(6,419)

Statutory federal income tax rate	21%	21%	21%

Tax (tax benefit) computed at the statutory tax rate	$(829)	$(2,737)	$(1,348)

Unrecognized temporary differences	(47)	140	(295)
Increase in unrecognized tax losses in the year	1,070	2,889	1,485
Tax adjustment in respect of different tax rates	44	21	21
Taxes in respect of previous years	5	—	137
Non-deductible expenses and other differences	8	2	43

	$251	$315	$43

1.      Statutory income tax rate according to US federal tax rate in respect of income generated by the US subsidiaries, for which income tax was recorded for the years ended December 31, 2023 2022 and 2021.

f.      Taxes on income (tax benefits) included in the consolidated statements of comprehensive loss:

	Year ended December 31,
	2023	2022	2021
Current taxes	$798	$133	$364
Deferred taxes	(552)	182	(458)
Taxes in respect of previous years	5	—	137

	$251	$315	$43

NOTE 16: CONTINGENT LIABILITIES, COMMITMENTS AND CHARGES

a.	Brain R&D received from the Israeli Government participation grants in research and development and, in return, it is currently obligated to pay royalties amounting to 3% of sales of products from such grants up to 100% of total grants received.

The Company's provision for royalties payable to the IIA as of December 31, 2023 and 2022 amounts to $7,085 and $7,073, respectively.

As of December 31, 2023, the maximum royalties payable by the Company in the future in respect of active projects is $11,008, including interest at the LIBOR rate. Through December 31, 2023, royalties paid were $5,134.

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

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 17: EQUITY

a.	Composition of share capital:

	December 31, 2023		December 31, 2022

	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares of NIS 0.04 par value each	120,000,000	33,242,189	120,000,000	33,053,323

b.	Movement in share capital:

Issued and outstanding capital:

	Number of shares	NIS par value
Balance as of January 1, 2023	33,053,323	1,322,133
Vesting of restricted shares	188,866	7,554

Balance of December 31,2023	33,242,189	1,329,687

c.	Rights attached to shares:

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

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 18: SHARE-BASED PAYMENT

a.	The expense recognized in the financial statements for services received is shown in the following table:

	Year ended December 31,
	2023	2022	2021
Equity-settled share-based payment plans to employees, directors and consultants.	$381	$1,475	$1,883

b.	The share-based payment transactions that the Company granted to its employees, directors and consultants are shown in the following table:

Range of exercise prices	Options outstanding as of December 31, 2023 (*)	Weighted Average remaining contractual Term	Weighted Average exercise price ($)	Options exercisable December 31, 2023
0.36 - 4.91	1,982,100	5.74	2.91	1,060,037
3.41 - 3.87	90,000	4.9	3.67	67,500

(*)	Options and restricted shares.

c.	The fair value of the Company’s options granted for the years ended December 31, 2023, 2022 and 2021 was estimated using the Binomial model with the following assumptions:

	Year ended December 31,
	2023	2022	2021
Expected volatility (%)	48.9 - 71.61	33.00 - 64.44	50.49 - 64.44
Risk-free interest rate (%)	3.39 - 4.58	0.06 - 2.90	0.06 - 1.59
Expected exercise factor	2.8	2.8	2.8

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 18: SHARE-BASED PAYMENT (Continued)

d.	Movement of options during the year:

	Year ended December 31,
	2023		2022
	Number of options	Weighted average exercise price (*)	Number of options	Weighted average exercise price (*)

Outstanding at January 1,	1,549,600	$4.6	1,552,383	$4.6
Granted	913,000	0.9	50,000	3.9
Expired	(90,200)	4.3	(16,000)	3.3
Forfeited	(300,300)	3.8	(36,783)	4.5

Outstanding at December 31,	2,072,100	$2.9	1,549,600	$4.6

Exercisable at December 31,	1,127,537	$4.6	1,367,033	$4.4

(*)	The exercise price of all options denominated in NIS and was translated to USD in the table above using the exchange rate as of December 31, 2023 and 2022, respectively.

The contractual life of the options is ten years from the grant date. The weighted average remaining contractual life for the options outstanding as of December 31, 2023 and 2022 was approximately three years and five years, respectively.

During 2021, the Company completed a repricing of outstanding options via an exchange offer pursuant to which the Company exchanged previously granted options with new options. For those that chose to participate in the exchange, the repricing resulted in an updated exercise price of $4.675 or NIS 15.26 per ordinary share, and is otherwise subject to the same expiration date, vesting schedule and other terms as previously existed prior to the exchange offer. Several employees chose not to participate in the exchange because their options were subject to a lower exercise price than that offered in the repricing. Accordingly, the exercise price range for options outstanding as of December 31, 2022 and 2023 was NIS 10.61-15.26.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 18: SHARE-BASED PAYMENT (Continued)

e.	Movement of restricted shares during the year:

	2023	2022
	Number of Restricted shares	Number of Restricted shares
Outstanding at January 1,	769,040	539,530
Granted	—	498,400
Vested	(193,347)	(142,189)
Forfeited	(306,055)	(146,701)
Outstanding at December 31,	269,638	749,040

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 19: ADDITIONAL INFORMATION TO THE STATEMENTS OF COMPREHENSIVE LOSS

a.	Additional information on revenues:

1.      Revenues reported in the financial statements for each group of similar products and services:

	Year ended December 31,
	2023	2022	2021

Revenues from sale	$20,372	$16,182	$16,208
Revenues from lease	8,523	9,244	11,608
Revenues from sale related service	2,311	1,276	1,075
Revenues from other service	579	475	766

	$31,785	$27,177	$29,657

2.      Revenues from major customers which each accounts for 10% or more of total revenues reported in the financial statements:

	Year ended December 31,
	2023	2022	2021
Customer A	15%	*)	*)
Customer B	*)	16%	15%

*) Less than 10%

Geographic information:

Revenues reported in the financial statements based on the location of the customers, are as follows:

	Year ended December 31,
	2023	%	2022		%	2021		%
U.S.	$23,979	75	$20,300	(*)	75	$26,094	(*)	88
Other	7,806	25	6,877	(*)	25	3,563	(*)	12

	$31,785	100	$27,177		100	$29,657		100

(*) Reclassified

b.	Cost of revenues:

	Year ended December 31,
	2023	2022	2021
Cost of revenues from sale	$5,792	$4,917	$3,509
Cost of revenues from lease	1,670	1,790	2,667
Cost of revenues from sale related service	678	324	247
Cost of revenues from other service	168	98	176

	$8,308	$7,129	$6,599

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 19: ADDITIONAL INFORMATION TO THE STATEMENTS OF COMPREHENSIVE LOSS (Continued)

c.	Research and development expenses, net:

	Year ended December 31,
	2023	2022	2021
Salaries and related benefits	$4,012	$4,516	$3,580
Subcontractors	1,564	1,318	961
Laboratory materials	333	494	665
Patents	133	200	204
Share-based payment	264	357	411
Travel	48	14	28
Depreciation	108	99	107
Other	235	690	538
Less-Government grants	(32)	(10)	(101)

	$6,665	$7,678	$6,393

d.	Selling and marketing expenses:

	Year ended December 31,
	2023	2022	2021
Salaries and related benefits	$10,273	$10,268	$8,887
Agent commissions	489	425	392
Marketing, advertising and events	2,729	3,835	3,136
Travel	1,542	1,915	1,121
Share-based payment	126	486	698
Depreciation	137	143	64
Collection costs and other	1,160	1,127	1,582

	$16,456	$18,199	$15,880
F-42

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 19: ADDITIONAL INFORMATION TO THE STATEMENTS OF COMPREHENSIVE LOSS (Continued)

e.	General and administrative expenses:

	Year ended December 31,
	2023	2022	2021
Salaries and related benefits	$2,689	$2,324	$2,283
Professional fees and office expenses	2,638	3,310	2,031
Depreciation	141	312	407
Travel	16	11	10
Allowance for doubtful accounts	(145)	281	323
Share- based payment	(24)	616	730

	$5,315	$6,854	$5,784

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 19: ADDITIONAL INFORMATION TO THE STATEMENTS OF COMPREHENSIVE LOSS (Continued)

f.	Finance income and expense:

	Year ended December 31,
	2023	2022	2021
Finance income:
Interest-income revaluation of bank deposits	$2,171	$1,109	$225
Revaluation of warrants	—	8	30

	2,171	1,117	255

Finance expense:
Liability in respect of research and development grants	799	1,148	1,171
Bank commissions	27	22	81
Exchange rate differences	61	252	363
Interest expense of lease liability	48	46	60
Other	223	—	—

	1,158	1,468	1,675

Finance income (expense), net	$1,013	$(351)	$(1,420)

NOTE 20: NET LOSS PER SHARE

Number of shares and loss used in the computation of net loss per share:

	Year ended December 31,
	2023		2022		2021
	Weighted number of shares*)	Loss attributable to equity holders of the Company	Weighted number of shares*)	Loss attributable to equity holders of the Company	Weighted number of shares*)	Loss attributable to equity holders of the Company

Used in the computation of basic and diluted net loss	33,155,669	$4,197	32,980,997	$13,349	31,154,258	$6,462

*)	Computation of diluted loss per share did not include potential ordinary shares that would result from conversion of outstanding options and warrants, since their conversion has anti-dilutive effect.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 21: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with interested and related parties

As of December 31, 2023

	Key management personnel	Other interested and related parties

Vendors	$—	$45

Other accounts payable	$335	$57

As of December 31, 2022

	Key management personnel	Other interested and related parties
Other accounts payable	$14	$66

b.	Benefits to interested and related parties:

	Year ended December 31,
	2023	2022	2021

Salary to those employed by the Company or on its behalf	$—	$762	$885

Directors’ fees to those not employed by the Company or on its behalf	$411	$280	$148

Number of individuals to whom the salary and benefits relate:
Related and interested parties employed by the Company or on its behalf	—	3	3
Directors not employed by the Company	8	5	5
	8	8	8

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 21: BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Continued)

c.	Share-based payment:

	Year ended December 31,
	2023	2022	2021
Share-based payment to those employed by the Company or on its behalf	$207	$287	$445

Share-based payment to those not employed by the Company or on its behalf	$102	$28	$90

d.	Transactions with interested and related parties:

Year ended December 31, 2023

	Key management personnel (*)	Other interested and related parties
Research and development expenses	$—	$70
General and administrative expenses	801	298

	$801	$368

Year ended December 31, 2022

	Key management personnel (*)	Other interested and related parties
Research and development expenses	$107	$81
General and administrative expenses	861	308

	$968	$389

Year ended December 31, 2021

	Key management personnel (*)	Other interested and related parties
Research and development expenses	$112	$82
General and administrative expenses	1,137	238

	$1,249	$320

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 21: BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Continued)

*)	Some of the key management personnel are interested parties by virtue of holdings.

c.	For information regarding the fair value of the options granted to directors, see Note 18b.

