Form 20-F
period 2024-12-31
Brainsway Ltd.
filed 2025-04-22
CIK 1505065

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-35165

BrainsWay Ltd.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

16 Hartum Street, RAD Tower, 14th Floor, Har HaHotzvim, Jerusalem, 9777516, Israel

(Address of principal executive offices)

Ido Marom

Chief Financial Officer

16 Hartum Street, RAD Tower, 14th Floor, Har HaHotzvim, Jerusalem, 9777516, Israel

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 37,626,427 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☐      Accelerated filer ☒     Non-accelerated filer ☐     Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Unless the context otherwise requires, all references to “BrainsWay,” “we,” “us,” “our,” the “Company” and similar designations refer to BrainsWay Ltd., a limited liability company incorporated under the laws of the State of Israel, and its consolidated subsidiaries. The term “including” means “including but not limited to”, whether or not explicitly so stated. The “BrainsWay” name and design logo are our registered trademarks. BrainsWay also asserts all rights, including but not limited to trademark rights, with respect to the term “Deep TMS.” Solely for convenience, the trademarks, service marks, and trade names referred to in this Annual Report are without the ® and TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, and trade names. This Annual Report contains additional trademarks, service marks, and trade names of others, which are the property of their respective owners. All trademarks, service marks, and trade names appearing in this Annual Report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Financial and Other Information

The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar”, “US$”, “$” or “USD” refer to U.S. dollars, the lawful currency of the United States of America. Our functional and presentation currency is the U.S. dollar. Unless otherwise indicated, U.S. dollar amounts herein (other than amounts originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of December 31, 2024 ($1 = NIS 3.647). The dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated. Foreign currency transactions in currencies other than U.S. dollars are translated in this Annual Report into U.S. dollars using exchange rates in effect at the date of the transactions.

Statistical Information

This Annual Report includes statistics and other data relating to markets, market sizes, and other industry data pertaining to our business that we obtained from industry publications, surveys, and other information available to us. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Market data and statistics are inherently predictive, speculative and are not necessarily reflective of actual market conditions. Such statistics are based on market research, which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market. In addition, the value of comparisons of statistics for different markets is limited by many factors, including that (i) the markets are defined differently, (ii) the underlying information was gathered by different methods, and (iii) different assumptions were applied in compiling the data. Likewise, market size calculations and definitions are based on shifting and sometimes limited assumptions, including, but not limited to, relating to pricing models for our products. In addition, the sections of this Annual Report titled “Item 4. Information on the Company” contain information obtained from independent industry and other sources that we may not have independently validated. Accordingly, the market statistics included in this Annual Report should be viewed with caution. We believe that information from these industry publications included in this Annual Report is reliable.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under the sections titled “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report may include forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	market perception and acceptance of Deep Transcranial Magnetic Stimulation, or Deep TMS™, technology (Deep TMS) and patient satisfaction with the effectiveness and benefits of Deep TMS;

●	availability of reimbursement from third-party payors, including insurance companies and Medicare;

●	the adequacy of our existing capital to meet our future capital requirements;

●	our ability to commercialize Deep TMS, including internationally, by ourselves or through third-party distributors;

●	our ability to develop enhancements to our Deep TMS system through our research and development efforts;

●	our reliance on third parties to conduct our clinical trials and manufacture our product candidates for clinical testing;

●	our ability to complete and obtain favorable results from existing clinical trials, and to launch and successfully complete new clinical trials, for Deep TMS indications;

●	our ability to obtain and comply with regulatory approvals of Deep TMS and enhancements to our Deep TMS system within our anticipated timeframes, or at all;

●	our ability to obtain and maintain adequate protection of our intellectual property, including intellectual property licensed to us; and

●	our ability to operate within the changing market conditions caused by geopolitical instability, wars, economic downturns, disrupted supply chains and global pandemics.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this Annual Report, including our financial statements and the related notes beginning on page F-1. The risks and uncertainties described below in this Annual Report on Form 20-F for the year ended December 31, 2024 are not the only risks we face. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below or incorporated by reference in this Form 20-F, and any such additional risks, could materially adversely affect our reputation, business, financial condition or results of operations.

Summary of Risk Factors

The following is a summary of some of the principal risks we face. The list below is not exhaustive, and investors should read this “Risk Factors” section in full.

Financial Condition and Capital Requirement Risks

●	We have a history of operating losses. Although during the year ended December 31, 2024 we achieved an operating profit, we may incur losses in the future and no longer be profitable and we cannot ensure that our existing capital will be sufficient to meet our capital requirements.

Business, Economic and Industry risks

●	Our success depends on Deep TMS as a safe treatment option for patients, as well as market perception and acceptance of TMS generally.

●	Our long-term growth depends on our ability to increase market penetration and further commercialize Deep TMS, as well as develop enhancements and features to the Deep TMS system through our research and development efforts and obtain regulatory clearances for additional indications, products and/or labeling expansions. If we fail to do so, we may be unable to achieve future growth.

●	We operate in a very competitive environment and if we are unable to compete successfully against our existing or potential competitors, our revenues and operating results may be negatively affected.

●	We are dependent on physicians and if we are unable to adequately train physicians and other treatment providers and operators or if they use the Deep TMS inadequately, we may be unable to achieve our expected growth.

●	Failure to secure or maintain adequate coverage and reimbursement of our Deep TMS system for the currently authorized indications and other indications for which we obtain FDA authorization in the future, if any, may make physicians reluctant to use or recommend Deep TMS and have a material adverse effect on our sales, results of operations, and financial condition.

●	We rely on third parties, including suppliers for some components used in manufacturing our Deep TMS products, distributors to market and promote our products internationally and third parties to conduct our clinical trials, which exposes us to uncertainty and instability.

●	Clinical trials involve a lengthy and expensive process with an uncertain outcome, which may delay or cause us to abandon the development of Deep TMS for additional indications.

●	Our collaboration arrangements may not be successful, which could adversely affect our ability to develop and commercialize our products.

●	We bear the risk of product liability lawsuits and warranty claims which might harm our business, may not be covered by our insurance policies or may exceed our insurance policy coverage, and we may not have enough funds to cover such claims or lawsuits damages.

●	Our operations could be affected in the event of further geopolitical instability, war, supply chain disruptions, unfavorable market or political conditions, global pandemic or other outbreaks or other negative global trends or disruptions.

●	Our reliance on the use of technology may adversely affect our business if we become subject to cyber-terrorism or other compromises and shut-downs or if we experience significant disruptions in our information technology systems, and security and privacy breaches may expose us to liability and harm our reputation and business.

●	We may seek to grow our business through acquisitions or investments in new or complementary businesses, products or technologies, and/or through the licensing of products or technologies from third parties. The failure to manage acquisitions, investments, licenses or other strategic alliances, or the failure to integrate them with our existing business, could harm our business.

Government Regulatory Risks

●	Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements or to obtain and/or maintain needed clearances could harm our business.

●	Our products must be manufactured in accordance with any applicable federal, state and/or foreign regulations, and we could be forced to recall our installed systems or terminate production if we fail to comply with these regulations.

●	If treatment guidelines for the clinical conditions we are targeting change or the standard of care evolves, we may need to redesign and seek new marketing authorizations from the FDA for one or more of our products.

●	The misuse or off-label use of Deep TMS may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies, particularly if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

●	Deep TMS may cause or contribute to adverse medical events that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition, and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

●	If we or our distributors do not obtain and maintain international regulatory registrations or approvals for Deep TMS, we will be unable to market and sell our products outside of the United States.

●	We are subject to certain federal, state, and foreign fraud and abuse laws, health information privacy and security laws, and transparency laws, which, if violated, could subject us to substantial penalties. Additionally, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

●	Healthcare policy changes, including legislation reforming the U.S. healthcare system, could harm our cash flows, financial condition, and results of operations.

Intellectual Property Risks

●	We depend on our intellectual property, and our future success is dependent on our ability to protect our intellectual property and not infringe on the rights of others.

●	The duration of our patent rights may not be sufficient to effectively protect our products and business.

●	Our right to the essential intellectual property upon which the Deep TMS technology is based derives from in-license agreements with government agencies and research institutions, the termination of which would prevent us from commercializing Deep TMS.

●	The license agreements for our critical patents and related intellectual property impose significant monetary obligations and other requirements on us that may adversely affect our ability to successfully execute our business plan.

●	The key patents that underlie Deep TMS technology are subject to the U.S. government’s royalty free usage rights on a worldwide basis for any discovery based on such patents, which may have unexpected, adverse consequences on the market for our product.

●	If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

●	Legal proceedings or third-party claims of intellectual property infringement and other challenges, whether with or without merit, may require us to spend substantial time and money and could prevent us from developing or commercializing Deep TMS.

Foreign Country Risks

●	The Israeli government grants that we received require us to meet several conditions, may restrict our ability to manufacture our Deep TMS systems and transfer relevant know-how outside of Israel and require us to pay royalties, including increased royalties if we manufacture our Deep TMS systems outside of Israel or payment of a redemption fee if we transfer relevant know-how outside of Israel.

●	We have manufacturing, assembly and other significant functions that are located in Israel and, therefore, our business and operations may be adversely affected by political, economic and military conditions in Israel.

●	Exchange rate fluctuations between the U.S. dollar, the New Israeli Shekel and other foreign currencies may negatively affect our future results of operations.

●	The price of our American Depositary Shares, or ADSs, may be volatile and may fluctuate due to factors beyond our control.

●	The significant share ownership position of several of our officers, directors, and entities affiliated with certain of our directors, including Valor, may limit your ability to influence corporate matters.

Risks Related to our Financial Condition and Capital Requirements

We have a history of operating losses. Although during the year ended December 31, 2024 we achieved an operating profit, we may incur losses in the future and no longer be profitable and we cannot ensure that our existing capital will be sufficient to meet our capital requirements.

We have incurred net losses since our inception until and including the year ended December 31, 2023, largely reflecting research and development, general and administrative expenses, and sales and marketing expenses. We have reached a net income of $2.9 million for the year ended December 31, 2024 but experienced net losses of $4.2 million and $13.3 million for the years ended December 31, 2023 and 2022, respectively. As a result of ongoing losses since our inception, as of December 31, 2024, we had an accumulated deficit of $98.3 million. While we have sold and leased Deep TMS systems and/or installed Deep TMS Systems under revenue generating pay-per-use models in various markets over the last few years, we may continue to incur significant sales and marketing, research and development, product development, regulatory and other expenses as we continue to pursue our commercialization efforts to increase adoption of Deep TMS and expand existing relationships with our customers, to obtain regulatory clearances or approvals for Deep TMS in additional countries and for additional or broader indications, and to develop new enhancements or features to our existing Deep TMS systems. These expenses, along with potential declines in our revenues, may cause us to once again incur operating losses in the future. The net losses we may incur may fluctuate significantly from period to period. We will need to continue to generate additional revenues and to carefully manage our expenses to sustain profitability on an annual basis, and even if we continue to achieve profitability for a certain period, we cannot be sure that we will remain profitable for any substantial period of time. A failure to maintain profitability on an annual basis, or achieve profitability should we incur operating losses in the future, could negatively impact the value of our shares.

We believe that our existing capital and other sources of liquidity will be sufficient to meet our capital requirements. To date we have funded our operations primarily through offerings of our securities, through research and development grants from the Israel Innovation Authority and other sources, and through sales and leases of our Deep TMS systems as well as revenue generated through pay-per-use models on certain installed systems and services provided to our customers. We expect to continue generating revenues primarily through sales, leases, pay-per-use fees, service fees and other potential income generated by the commercial distribution of Deep TMS systems for approved indications.

The adequacy of our available funds to meet our operating and capital requirements will depend on many factors, including our ability to achieve revenue growth and maintain favorable operating margins; our ability to increase the market share of Deep TMS and expand our operations and offerings, including our sales and marketing efforts; the cost, progress and results of our future research, product development and clinical programs for additional enhancements to Deep TMS and future indications for the system; the costs and timing of obtaining regulatory approvals for future indications or expanded labeling for existing indications of Deep TMS; our ability to improve or maintain coverage and reimbursement arrangements with third-party and government payors; the terms and conditions of commercial agreements for marketing and distribution of Deep TMS; the effect of competing technological and market developments; and costs incurred in enforcing and defending certain of the patents and other intellectual property rights upon which our technologies are based, to the extent such rights are breached or challenged.

On November 5, 2024, we consummated a private placement of 2,103,745 ADSs and warrants to purchase 1,500,000 ADSs to Valor BrainsWay Holdings, LLC, or Valor, for aggregate immediate gross proceeds of approximately $20 million. We cannot be certain that in the future alternative financing sources will be available to us at such times or in the amounts we need or whether we can negotiate commercially reasonable terms or at all, or that our actual cash requirements will not be greater than anticipated. Any issuance of additional equity or equity-linked securities could be dilutive to our existing shareholders, and any new equity securities could have rights, preferences, and privileges superior to those of holders of the Ordinary Shares or ADSs. For example, in connection with the private placement to Valor, we amended our Articles of Association to provide Valor the right to designate for nomination one or two members to our Board of Directors, depending on the percentage of their holdings. Moreover, future debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt, pay dividends, repurchase our shares, make investments and engage in merger, consolidation, or asset sale transactions. If we are unable to obtain future financing through the methods we described above or through other means, our business may be materially impaired and we may be unable to complete our business objectives and may be required to cease operations, curtail one or more product development or commercialization programs, significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors, or liquidate all our assets.

Risks Related to our Business and Industry

Our success depends on Deep TMS as a safe treatment option for patients, as well as market perception and acceptance of TMS generally.

Our business currently depends entirely on the success of Deep TMS, our proprietary TMS solution. TMS is an emerging treatment option for patients. As a result, physician and patient awareness of TMS therapy as a treatment option for applicable brain disorders, and experience with TMS therapies, is limited. Because the market for TMS therapy is still developing and contains a limited number of market participants, sales of Deep TMS could be negatively impacted by unfavorable market reactions to TMS generally, Deep TMS in particular, and/or negative developments in the industry. For example, with respect to Deep TMS in particular, in February 2020, we announced that a multicenter study of our Deep TMS system for Post-Traumatic Stress Disorder (PTSD) was discontinued after interim results showed subjects treated with the H-Coil that was involved in the study (i.e., the same as that used in our multicenter OCD study) did not demonstrate sufficient efficacy relative to the sham group. While there is prior and subsequent contrary data supporting the potential for positive outcomes in PTSD with other H-Coils we manufacture, further research would be needed to scientifically corroborate this hypothesis.

If the use of our Deep TMS system or other TMS therapies results in serious adverse events (e.g., seizures), or such products malfunction or are misused, patients and physicians may attribute such negative events to TMS and/or Deep TMS, which may adversely affect market adoption of this form of therapy. For example, a paper titled “Seizure risk with repetitive TMS: Survey results from over a half-million treatment sessions” published in 2021 in Brain Stimulation claims that Deep TMS appears to be associated with a higher relative seizure risk than with generic figure-8 coil TMS. While the authors of the paper themselves cite numerous reasons to view the results with caution and while the claims in the paper were based on a small data set obtained from an informal survey which appear to be inconsistent with other more comprehensive studies, we may nonetheless be unable to successfully educate the public about these often nuanced and technical publication deficiencies and thus the overall safety of our technology. These reported findings may have a negative effect on market perception of the effectiveness of the TMS therapy in general, and by extension Deep TMS. In addition, if patients undergoing treatment with any available TMS solutions perceive the benefits to be inadequate or the administration of TMS to be too burdensome or inconvenient, and/or if adverse events and/or factors such as discomfort and noise with available TMS solutions are too numerous or severe compared to the relevant rates of alternative therapies or pharmaceutical options, it will be difficult to demonstrate the value of Deep TMS to patients and physicians. Moreover, psychiatrists may find it difficult or expensive to train existing employees and/or hire additional staff, allocate sufficient space or operate our device given that psychiatry is a field not traditionally associated with medical equipment treatment options. As a result of any one or a combination of these reasons, demand for and the use of Deep TMS may decline or may not increase at the pace or to the levels we expect.

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

Our strategy depends on our ability to further commercialize and increase market penetration of Deep TMS for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, and smoking addiction, develop and seek regulatory approvals of Deep TMS for new indications or for expanded labeling of current authorized indications, and add new enhancements or features for the Deep TMS system. These goals are also designed to respond to changing customer demands, competitive pressures, and technologies. Our industry is characterized by intense competition, including from other existing treatment options, a growing number of Traditional TMS competitors, rapid technological changes, new product and treatment protocol introductions and enhancements, price competition, and evolving industry standards. It is important that we anticipate changes in technology and market demand, as well as physician practices to successfully develop, obtain clearance or approval, if required, and successfully introduce new, enhanced, and competitive technologies and treatment protocols to meet our prospective customers’ needs on a timely and cost-effective basis.

We might be unable to further commercialize Deep TMS for approved indications or develop, obtain or maintain regulatory clearances or approvals to market Deep TMS for new indications, different treatment protocols or expanded labeling for current indications, or to develop and obtain regulatory approvals for enhancements or new features for the Deep TMS system. Furthermore, our clearances on existing indications could be jeopardized by increased regulatory requirements in different territories. Additionally, Deep TMS for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, smoking addiction, and any future indications, even if cleared, might not be sufficiently accepted by physicians or the third-party payors who reimburse for the procedures performed with our products. Potential customers may not qualify for credit arrangements with us and/or our third party financing vendors. Likewise, we may be unable to devise pricing strategies that are attractive to customers, and even when we do, our customers may not always have the financial resources to meet their contractual commitments, which can negatively impact our ability to collect on open debts accrued by customers, especially in cases of default by larger customers and/or multi-system orders. The success of any new or expanded indications, enhancements, features or treatment protocols for the Deep TMS system will depend on numerous additional factors, including but not limited to, our ability to properly identify and anticipate clinician and patient needs; demonstrate the benefits associated with the use of Deep TMS when compared to the products and devices of our competitors; demonstrate the safety and efficacy of new or expanded indications and treatment protocols, and develop and obtain regulatory approvals or clearances of Deep TMS for such indications, enhancements, features or treatment protocols, to the extent required; and to adequately protect our intellectual property and avoid infringing upon the intellectual property rights of third parties.

If we do not develop and obtain regulatory clearances or approvals for new or expanded indications, enhancements, features or treatment protocols in time to meet market demand, or if there is insufficient demand for these indications, enhancements, features or treatment protocols, our results of operations will suffer. Our research and development efforts may require a substantial investment of time and resources before we are adequately able to determine the commercial viability of a new indication for Deep TMS, any enhancements to the Deep TMS system or any other innovation. In addition, even if we are able to develop enhancements or new features for Deep TMS, these enhancements or features may not produce sales in excess of the costs of development and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or enhancements or features.

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

Our Deep TMS systems for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, smoking addiction, and any future indications are or will be subject to intense competition. The industry in which we operate is subject to rapid change and is highly sensitive to the introduction of new products or other market activities of current or new industry participants. Our ability to compete successfully will depend on our ability to develop and obtain regulatory clearances or approvals of Deep TMS for indications that reach the market in a timely manner, to receive adequate coverage and reimbursement from third-party payors, and to successfully demonstrate to physicians and patients the merits of Deep TMS compared to the products of our competitors. If we are not successful in convincing others of the merits of Deep TMS or educating them on the use of the Deep TMS system, they may not use our system or use them effectively and we may be unable to increase our revenues.

Deep TMS competes with several existing Traditional TMS competitors, including Neuronetics, Magventure, Neurocare (MAG & More), Cloud TMS, Magstim, Nexstim Yingchi, Sebers (Remed/Blossom), Magnus Medical, NeuroQuore, and BTL. Competing TMS therapy companies have developed or may develop treatments that have improved efficacy when compared to our products or that require a less significant investment of resources from physicians. Likewise, psychiatrists and other customers may not be able to easily compare Deep TMS to our focal TMS competitors given limited data from head-to-head studies and marketing campaigns and tactics employed by competitors which may have access to greater resources than we do.

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

Our competitors may also develop and patent processes or products earlier than we can or obtain domestic or international regulatory clearances or approvals for competing products or processes, including treatment protocols, more rapidly than we can, which could impair our ability to develop and commercialize similar products. Furthermore, our educational efforts to distinguish between Deep TMS and traditional TMS may not be sufficiently effective, and our competitors may therefore succeed in obtaining regulatory pathways for their products based on our clinical data without having to invest in clinical trials themselves. In addition, we compete with our competitors to engage the services of independent distributors outside the United States, both those presently working with us and those with whom we hope to work as we expand.

Furthermore, our competitors may be seeking predicate FDA approvals in various psychiatric and neurological indications, and TMS products of various companies are frequently used off-label, and in certain circumstances, are marketed outside of the United States for other indications. Additionally, if either TMS competitors or other medical device or pharmaceutical companies introduce new and disruptive products or forms of therapy, our market share may be reduced and our financial performance and ability to compete may be significantly impacted. These competitors may have obtained or seek to obtain expansions of existing clearances and indications before we do. For example, in March 2024, one of our competitors received clearance from the FDA effectively expanding its existing MDD clearance to cover adolescent patients aged 15-21 and allowing it to treat these patients with its device as an adjunct form of therapy.

Moreover, our relationships with large clinic networks, which we rely on, can be jeopardized (and thus impact on our installed base and future assumed revenue streams) depending on developments with these networks and/or by the deepening of relationships between these networks and our competitors, thus leading to potential financial difficulties that may negatively affect our revenues. For example, we had to remove devices and pursue collections from a clinic network with whom we have had a relationship after the network had accrued an outstanding debt. Moreover, any exclusivity or other commercial arrangements between our competitors and large clinic networks we also work with may hinder the deployment of our Deep TMS systems in such networks. We are further exposed to the risk that our competitors, some of whom have more financial resources than us, may enter into exclusive relationships, acquire or merge with clinic networks, thereby strengthening the relationship between them and the clinic network and making it more difficult for us to maintain a business relationship with such clinic networks. For example, in January 2023 GreenBrook TMS Inc., which owns approximately 95 treatment centers offering TMS therapy in the Unites States, entered into an exclusive relationship with Neuronetics, Inc., one of our competitors. Thereafter, in December 2024, Neuronetics acquired all of the issued and outstanding shares of Greenbrook. Furthermore, any financial instability of these networks can have an adverse effect on our revenues. In addition, our competitors may be acquired by enterprises that have more established distribution networks than we do, thus gaining an integral distribution advantage over us.

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

To the extent our customer physicians do not properly diagnose or select appropriate patient candidates for Deep TMS treatment and/or utilize unprescribed protocols it could result in variability of the treatment efficacy and results for the patient. Our ability to generate significant revenues from Deep TMS relies on physicians’ and patients’ satisfaction with the effectiveness of Deep TMS and if physicians or patients are not satisfied with the results of Deep TMS, our reputation, and future results of operations may be adversely affected.

We may be unable to predict and/or manage our anticipated growth effectively, which could make it difficult to execute our business strategy and we may even be unable to forecast our future growth accurately.

We intend to continue to grow our business operations and may experience periods of rapid growth and expansion. This anticipated growth could create a strain on our organizational, administrative and operational infrastructure, including our supply chain operations, quality control, technical support and customer service, sales force management and general and financial administration. These risks increase as we expand into new countries, each entailing varied and often time-consuming regulatory challenges and requirements. We may be unable to maintain the quality, regulatory infrastructure, or delivery timelines of our products or customer service, or satisfy customer demand if our business grows too rapidly. Our ability to manage our growth properly will require us to continue to improve our operational, financial and management controls, and our reporting systems and procedures. We may implement new enterprise software systems in a number of areas affecting a broad range of business processes and functional areas. The time and resources required to implement these new systems is uncertain and failure to complete this in a timely and efficient manner could harm our business.

As our commercial operations and sales volume grow, we will need to continue to increase our workflow capacity for our supply chain, regulatory expansion, customer service, training and education personnel, billing, accounting reporting and general process improvements and expand our internal quality assurance program, among other things. Our current workforce may not be sufficient to handle our expanding growth and we will be required to expand and train additional personnel as we increase our sales efforts. We may not successfully implement these increases in scale or the expansion of our personnel, which could harm our business.

Moreover, we may be unable to predict future growth related to Deep TMS for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, smoking addiction, and other psychiatric indications because some of these disorders are inherently difficult to diagnose and there are frequent co-morbidities (overlap) in these disorders that complicate treatment methods. Diagnosis for psychiatric disorders, such as MDD and OCD, is based on an individual’s reported experiences and mental status examination, and accordingly is subject to significant error. For example, it is estimated that about half of the individuals in the United States who experience a major depressive episode annually are not diagnosed correctly. In addition, there is a rising trend in which primary care providers, rather than mental health professionals, prescribe anti-depressant medications. While we view this as an overall positive development for the industry, any errors in diagnosing the underlying condition can impact the appropriateness – and thus efficacy – of any treatments administered, including Deep TMS. In addition, the H-Coils for our Deep TMS systems may prove to be interchangeable in some respects, and clinicians may be able to treat patients with multiple disorders in the same procedure. With respect to comorbidities, there is a high rate of tobacco use amongst patients suffering from mental health conditions such as depression and anxiety. Approximately 3 of every 10 cigarettes smoked by adults in the United States are smoked by persons with mental health conditions. As a result of the foregoing factors, the addressable market for Deep TMS for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, and smoking addiction, may be smaller than we currently anticipate, and predictions for our future growth may prove to be inaccurate. This may have a materially adverse effect on our future results of operations.

If our sales and customer support teams or independent third-party distributors and agents are not sufficiently skilled or fail to reach additional markets and adequately promote, market and sell or lease our Deep TMS systems, our revenues could significantly decrease and we may not generate sufficient revenues to sustain profitability.

As of December 31, 2024, we had 120 employees, including 53 employees in sales and marketing. Our operating results are directly dependent upon the sales and marketing efforts of our sales and customer support team and on our independent third-party distributors and agents outside of the United States. If our employees or our independent distributors and agents fail to adequately promote, market and sell or lease our Deep TMS systems, our revenues could significantly decrease and/or fail to meet our targets.

In addition, our future revenues will largely depend on our ability to successfully execute our marketing efforts and adequately address our customers’ needs. In certain territories, it is or will be necessary to expand our sales force, including by hiring additional sales representatives or distributors with specific technical backgrounds that can support our customers’ needs.

As we develop and seek regulatory clearances for new indications, enhancements, features and treatment protocols and increase our marketing efforts, we will need to expand the reach of our marketing and sales networks. Our future success will depend largely on our ability to continue to hire, train, retain and motivate skilled employees, and distributors with significant technical knowledge in various areas. New hires require training and take time to achieve full productivity. If we fail to train new hires adequately, or if we experience high turnover in our sales force in the future, new hires may not become as productive as may be necessary to maintain or increase our sales. If we are unable to expand our sales and marketing capabilities domestically and internationally, we may be unable to effectively commercialize our Deep TMS systems, which could harm our business.

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

Third-party payors are increasingly examining the medical necessity and cost effectiveness of medical products and services, in addition to safety and efficacy. Significant uncertainty exists as to the reimbursement status of any newly approved (or cleared) products or therapies, which represent novel approaches to treatment of a disease, addiction, or condition, such as Deep TMS for smoking addiction. Even if a third-party payor covers a particular treatment that uses Deep TMS, the resulting reimbursement rate may not be adequate to cover a provider’s cost to purchase or lease the Deep TMS system or ensure such transaction is profitable for the provider. Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that a treatment is neither experimental nor investigational, and is safe, effective, and medically necessary, appropriate for the specific patient, cost-effective, supported by peer-reviewed medical journals and included in clinical practice guidelines.

In the United States, there is no uniform policy of coverage and reimbursement among third-party payors, including private insurers. Therefore, coverage and reimbursement for treatments can differ significantly from payor to payor. However, many third-party payors often rely upon Medicare coverage policies and payment limitations in setting their own coverage and reimbursement policies and methodologies. Private insurance coverage for Deep TMS as a treatment for MDD generally requires 1 to 4 prior failures of anti-depressant medications.

Medicare coverage for Deep TMS as a treatment for MDD generally requires that certain specified clinical criteria relating to medical necessity are met and documented. In particular, subject to variations by payor and locale, under applicable payor policies, Deep TMS may be covered for MDD if: (i) prescribed by a licensed physician, knowledgeable in the use of TMS (ii) as a treatment for an adult with a confirmed diagnosis of MDD and no contraindications, (iii) where there is sufficient documentation of failure of between 1 and 2 previous medication trials (depending on the relevant Medicare Administrative Contractor policy). Other relevant coverage factors considered under these policies include resistance to treatment with psychopharmacologic agents for depression, history of response to repetitive TMS, and whether the individual is a candidate for electroconvulsive therapy (ECT) and TMS is less burdensome to the patient. Reimbursement for Deep TMS as an MDD treatment is also generally limited to 36 treatment sessions.

Since 2021, there has been emerging reimbursement coverage for Deep TMS for the treatment of OCD. While the criteria for this emerging Deep TMS for OCD coverage varies with each payor, generally coverage requires the failure of a combination of between two and four medication trials of two different classes (with most requiring two failed trials), for specified periods, and may also require a trial of psychotherapy, before qualifying for reimbursement. Maintaining the reimbursement coverage obtained since 2021 and obtaining coverage from additional payors may be difficult, and payors may condition coverage on the satisfaction of varied criteria.

Obtaining adequate reimbursement of Deep TMS for smoking addiction, or for any future indications or expanded labeling of currently approved indications or different treatment protocols, as applicable, may be difficult unless there is sufficient published clinical data to support clinical efficacy and cost effectiveness based upon the treatment continuum of care. Currently, there is no third-party coverage of Deep TMS as a treatment for smoking addiction, as payors that have evaluated Deep TMS for smoking addiction coverage have not yet concluded that it is a reasonable and necessary therapy for smoking addiction. In October 2023 the Clinical TMS Society, an influential peer group, published the first coverage recommendations for smoking. While this is an important first step toward educating payors, ongoing efforts advocating for coverage will be required, which may be expensive and time-consuming. Therefore, it may take significant time to obtain sufficient reimbursement coverage of Deep TMS for smoking addiction. We may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement compared to existing approved biologics and other therapies. There may be significant delays in obtaining coverage and reimbursement for newly approved therapies in the United States, and coverage may be more limited than the indications for which the product is approved by the FDA or similar regulatory authorities outside the United States. Further, there is no guarantee that Deep TMS will ever be adequately covered or reimbursed for smoking addiction, if at all, or any other future indication for which we obtain authorization, if any. Nonetheless, the availability of reimbursement coverage in any given indication is not always the exclusive path to commercialization, and we may pursue and/or develop cash-pay, corporate wellness programs, and/or other alternate models in order to monetize these indications.

In addition, the U.S. federal government and state legislatures have continued to implement cost containment programs, including price controls and restrictions on coverage and reimbursement. To contain costs, governmental healthcare programs and third-party payors are increasingly challenging the price, scrutinizing the medical necessity, and reviewing the cost-effectiveness of medical treatments. Outside of the United States, reimbursement systems vary significantly by country. Many foreign markets have government-managed healthcare systems that govern reimbursement for psychiatric treatments and procedures and certain markets, including Japan, impose additional criteria that must be met (such as the need for approval by sometimes insular medical societies) before coverage may be practically obtained even on approved procedures. Additionally, some foreign reimbursement systems provide for limited payments in a given period and therefore result in extended payment periods.

If adequate levels of reimbursement from third-party payors outside of the United States are not obtained, international sales and lease transactions for the Deep TMS system may not materialize or grow significantly.

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

Additionally, the FDA or other regulatory entities may disagree with our interpretation of the data from our pre-clinical studies and clinical trials, or may find the clinical trial design, conduct or results inadequate to demonstrate safety or efficacy, and may require us to pursue additional pre-clinical studies or clinical trials, which could further delay authorization of additional indications, expansion of labeling for existing indications or new treatment protocols for Deep TMS. A number of companies in the medical device and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after seeing promising results in earlier clinical trials. We do not know whether any clinical trials we or our clinical partners may conduct will demonstrate adequate efficacy and safety to result in regulatory authorization to market new indications for Deep TMS. In addition, the results of our past clinical trials of Deep TMS may not be predictive of future trial results. If later-stage clinical trials involving Deep TMS for new indications, expansion of labeling for existing indications or new treatment protocols do not produce favorable results, our ability to obtain regulatory authorization for such indications, expansion or treatment protocols may be adversely impacted, which will have a material adverse effect on our business, financial condition, and results of operations.

We rely on third parties, including suppliers for some components used in manufacturing our Deep TMS products, distributors to market and promote our products internationally and third parties to conduct our clinical trials, which exposes us to uncertainty and instability.

We rely on suppliers for most of the components used in manufacturing Deep TMS, including the computer controlling the stimulator, the helmet, and the arm of the helmet, and we may not have sufficient contractual assurances for the long-term supply of these components. We remain dependent on a single outsourcing company utilized for the manufacture of certain components in our newer systems, including our proprietary stimulator, and other third parties for various other components. For us to be successful, our suppliers and contract manufacturer must be able to provide us with components in sufficient quantities, in compliance with quality and regulatory requirements, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. While these suppliers have generally met our overall demand requirements, we experienced certain challenges with specific product orders (including but not limited to orders of important capacitors for use within our proprietary stimulator) not conforming with the times and specifications initially set, which has in turn necessitated contingency measures – such as increased inventory orders and/or lengthened order periods – to compensate for future possible risks in this regard. Moreover, the willingness of these third parties to continue meeting our demands going forward may be limited for several reasons, including our lack of long-term agreements with those suppliers, geopolitical factors, internal capabilities, our relative importance as a customer of those suppliers, or, as applicable, their ability to produce the components for or provide assembly services to manufacture our Deep TMS systems. An interruption in our commercial operations could occur if we encounter delays or difficulties in securing these components, if we cannot obtain an acceptable substitute for these components, if changes are made to the specifications of components which are incompatible with our systems, and/or if any mitigation plan involving alternative suppliers (which may include the need to transfer aspects of manufacturing or assembly from one geographical location to another) is delayed or unsuccessful. In addition, we have experienced, and may continue to experience, supply chain issues, which are in part related to, or exacerbated by, geopolitical instability and military threats on shipping routes and/or on regions in which our manufacturing activities take place. See “—Our operations could be affected in the event of further geopolitical instability, war, supply chain disruptions, unfavorable market or political conditions, global pandemic or other outbreaks or other negative global trends or disruptions.” and “—We have manufacturing, assembly and other significant functions that are located in Israel and, therefore, our business and operations may be adversely affected by political, economic and military conditions in Israel.”

Any transition to a new supplier or contract manufacturer could be time-consuming and expensive, may result in interruptions to our operations and product delivery, could affect the performance specifications of Deep TMS or could require that we modify the design of our systems. If we are required to change our contract manufacturer, we will be required to verify that the new manufacturer maintains facilities, procedures, and operations that comply with our quality and applicable regulatory requirements, which could further impede our ability to manufacture Deep TMS systems in a timely manner. If the change in manufacturer results in a significant change to any product, a new 510(k) clearance from the FDA or similar non-U.S. regulatory authorization may be necessary before we implement the change, which could cause a substantial delay. We cannot assure you that we will be able to identify and engage alternative suppliers or contract manufacturers on similar terms or without delay. Furthermore, our contract manufacturer could require us to move to a different production facility. The occurrence of any of these events could harm our ability to meet the demand for Deep TMS systems in a timely and cost-effective manner.

In addition, we rely, and expect to rely in the future, on a network of third-party distributors and agents to market and distribute our products in international markets. We are assessing the opportunity to continue expanding into other international markets. We may face significant challenges and risks in managing a geographically dispersed distribution network. We have limited ability to control any third-party distributors and agents. Our distributors and agents may be unable to successfully market, lease, and sell our products and may not devote sufficient time and resources to support the marketing, sales, education, and training efforts that we believe enable the products to develop, achieve or sustain market acceptance. Additionally, in some international jurisdictions, we rely on our distributors to manage the regulatory process, while complying with all applicable rules and regulations, and we are dependent on their ability to do so effectively. Moreover, if a dispute arises with a distributor or if a distributor is terminated by us or goes out of business, it may take time to locate an alternative distributor, to seek appropriate regulatory approvals with the new distributor and to train new personnel to market our products, and our ability to sell those systems in the region formerly serviced by such terminated distributor could be harmed. Any of these factors could reduce our revenues from affected markets, increase our costs in those markets or damage our reputation. In addition, if an independent distributor or agent were to depart and be retained by one of our competitors, we may be unable to prevent that distributor or agent from helping competitors solicit business from our existing customers, which could further adversely affect our sales. As a result of our reliance on third-party distributors and agents, we may be subject to disruptions and increased costs due to factors beyond our control, including labor strikes, third-party error, and other issues. If the services of any of our distributors or agents become unsatisfactory, we may experience delays in meeting our customers’ demands, and we may be unable to find a suitable replacement on a timely basis or on commercially reasonable terms. Any failure to deliver products or services in a timely manner may damage our reputation and could cause us to lose existing or potential customers.

We also rely on third parties in our clinical trials, which are managed by our own staff and personnel as well as by certain third parties, including clinical trial sites, medical institutions, clinical research organizations, or CROs, and private practices, for, among other things, site monitoring, statistical work, and electronic data capture. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with applicable protocols, and legal, regulatory, and scientific standards, including current good clinical practices, or cGCPs, which are set forth in regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for clinical trials. If we or any such third parties fail to comply with applicable cGCPs, the clinical data generated in such trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before granting a marketing authorization for any particular indication. In addition, if such third parties do not devote sufficient time and resources to our clinical trials or otherwise fail to carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they assist in obtaining is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory authorization for or successfully commercialize Deep TMS for a specified indication.

We face risks associated with our international business.

We currently market and sell Deep TMS systems outside of the United States in various countries and/or intend to market and expand the commercialization of Deep TMS in other international markets, including Canada, Europe, Australia, and various Middle Eastern, Central/South American, and Asian countries. We are also assessing the opportunity to expand into other international markets. However, our expansion plans may not be realized, or if realized, may not be successful. We expect each market to have particular regulatory hurdles to overcome, and future developments in these markets, including the uncertainty relating to governmental policies and regulations, could harm our business. In addition, the sale, lease, and shipment of our Deep TMS systems across international borders, as well as the purchase of components and products from international sources, subjects us to extensive U.S. and other foreign governmental trade, import, export, regulatory, and customs regulations and laws. Compliance with these regulations and laws is costly and exposes us to penalties for non-compliance. We expect our international activities will be dynamic over the foreseeable future as we continue to pursue opportunities in international markets.

Our international business operations are subject to a variety of risks, including but not limited to difficulties in staffing and managing foreign and geographically dispersed operations, to the extent we establish non-U.S. operations; differing and multiple payer reimbursement regimes, government payors or patient self-pay systems; difficulties in determining and creating the proper sales pathway in new, international markets; compliance with various U.S. and international laws and regulations, including export control laws and the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) and similar international laws, anti-money laundering laws and differing regulatory requirements for obtaining marketing authorizations for our products in non-U.S. jurisdictions; changes in, or uncertainties relating to, foreign rules and regulations that may impact our ability to sell our products, perform services or repatriate profits to the United States; tariffs and trade barriers, export regulations, sanctions, and other regulatory and contractual limitations on our ability to sell our products in certain foreign markets; potential adverse tax consequences, including imposition of limitations on or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries or joint ventures; imposition of differing labor laws and standards; armed conflicts or economic, political, and/or social instability in foreign countries and regions; fluctuations in foreign currency exchange rates; supply lags, inefficiencies, difficulty managing expenses in our local currency in the event that its value diverges from that of the currencies of the jurisdictions where we earn income, and other risks created by any sourcing, manufacture, assembly and/or production of our products/components outside of the U.S., while commercial activities are largely focused in the U.S.; an inability, or reduced ability, to protect our intellectual property, including any effect of compulsory licensing imposed by government action; and availability of government subsidies or other incentives that benefit competitors in their local markets that are not available to us.

Tariff policies and potential countermeasures could increase our costs and disrupt our supply chain, which could negatively impact the results of our operations.

U.S. President Trump has increased, and has indicated his willingness to continue to increase, the use of tariffs by the U.S. to accomplish certain U.S. policy goals. Such tariffs and any countermeasures could increase the cost of raw materials and components necessary for our operations, disrupt our supply chain and create additional operational challenges. Further, it is possible that government policy changes and related uncertainty about policy changes could increase market volatility. Because of these dynamics, we cannot predict the impact of any future changes to the U.S.’s or other countries’ trading relationships or the impact of new laws or regulations adopted by the U.S. or other countries on our business. Such changes in tariffs and trade regulations could have a material adverse effect on our financial condition, results of operations and cash flows.

Our collaboration arrangements may not be successful, which could adversely affect our ability to develop and commercialize our products.

We are currently involved in a number of research and development collaborations with third parties relating to the development of new technologies and additional uses of Deep TMS. These and any future collaborations that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. If any of our collaboration arrangements are not successful, it could have a material adverse effect on our business, financial condition, and results of operations.

Collaborations are subject to numerous risks, which may include that collaborators have significant discretion in determining the efforts and resources that they will apply to collaborations; collaborators may elect not to pursue development and commercialization of our products or not to continue or renew development or commercialization programs based on trial or test results, may change their strategic focus due to the acquisition of competitive products or may independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates; availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities; a collaborator with marketing, manufacturing, and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities; we could grant exclusive rights to our collaborators that would prevent us from collaborating with others; we may be forced to terminate, litigate, and/or renegotiate arrangements with our collaborators due to default on their obligations to us or due to their improper maintaining or defending our intellectual property rights or their use of our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability; our collaborators may have claims that we breached our obligations to them which may result in termination, renegotiation, litigation or delays in performance of such arrangements; disputes may arise between us and a collaborator that causes the delay or termination of the research, development, and/or commercialization of our current or future products or that results in costly litigation or arbitration that diverts management attention and resources; collaborations may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable current or future products; collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; and a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

We bear the risk of product liability lawsuits and warranty claims which might harm our business, may not be covered by our insurance policies or may exceed our insurance policy coverage, and we may not have enough funds to cover such claims or lawsuits damages.

Our business exposes us to potential product liability claims that are inherent in the testing, manufacture, sale, promotion, and use of medical devices for the treatment of MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, smoking addiction, and other potential indications. Our treatments are designed for patients who suffer from significant psychiatric, and neurological disorders, and addictions, and these patients are more likely to experience significant adverse health outcomes, which could increase the risk of product liability lawsuits. Furthermore, if physicians and other operators are not sufficiently trained in the use of our Deep TMS systems, they may misuse or ineffectively use our system, which may result in unsatisfactory patient outcomes. We could become the subject of product liability lawsuits alleging that component failures, malfunctions, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information resulted in an unsafe condition or injury to the patients.

Regardless of their merit or eventual outcome, product liability claims may result in decreased demand for Deep TMS; injury to our reputation and brand; significant litigation costs or substantial monetary awards to or costly settlements with patients; product recalls; loss of revenues; the inability to commercialize new indications, enhancements, or features; and diversion of management attention from pursuing our business strategy.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include public liability, employer’s liability, property, third party liability, umbrella, workers’ compensation, products and clinical trial liability, and directors’ and officers’ liability. We do not know, however, if these policies will provide us with adequate levels of coverage, particularly in light of the dynamic and changing risk profile we face as a result of new business models, territories and ventures we pursue. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage, our business could suffer. Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates or the inability to secure coverage in the future. In addition, a recall of some of our products, whether or not related to a product liability claim, could result in significant costs and loss of customers.

In addition, we bear the risk of warranty claims on the products we supply, often for the entire contract term for systems which we lease to customers, and generally for at least one year for Deep TMS systems we sell to customers. There can be no assurance that we will have sufficient funds, devices, components and/or personnel to cover future warranty claims. We may not be successful in claiming recovery of relevant components from our suppliers or vendors in the event of a successful warranty claim against us by a customer and, to the extent recovered, such recovery from our vendor or supplier may not be adequate. In addition, warranty claims brought by our customers related to third-party components may arise after the termination of the warranty period we are eligible to receive from our suppliers, which could result in costs to us.

We could be negatively impacted by violations of applicable anti-corruption laws or violations of our internal policies designed to ensure ethical business practices.

We operate in a number of countries throughout the world, and we may operate in countries that may not have the strong commitment to anti-corruption and ethical behavior that is required by U.S. laws or by our corporate policies. We are subject to the risk that we, our U.S. employees or any future employees or consultants located in other jurisdictions, or any third parties such as our distributors that we engage to do work on our behalf in foreign countries may take action determined to be in violation of anti-corruption laws in any jurisdiction in which we conduct business, including the FCPA. The FCPA generally prohibits covered entities and their intermediaries from engaging in bribery or making other prohibited payments, offers or promises to foreign officials for the purpose of obtaining or retaining business or other advantages. In addition, the FCPA imposes recordkeeping and internal controls requirements on publicly traded corporations and their foreign affiliates, which are intended to, among other things, prevent the diversion of corporate funds to the payment of bribes and other improper payments, and to prevent the establishment of “off books” slush funds from which such improper payments can be made.

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

Our operations could be affected in the event of further geopolitical instability, war, supply chain disruptions, unfavorable market or political conditions, global pandemic or other outbreaks or other negative global trends or disruptions.

In recent years, we experienced and continue to experience supply chain and shipping delays, shortages and challenges due to geopolitical instability and military threats on global shipping routes, forcing us to adapt our production line, forecasting and other logistical processes to address these challenges. Further global and regional geopolitical instability could exacerbate disruptions to production, cause additional delays in the supply and delivery of products used in our operations, negatively impact the planned pace of clinical trials, R&D and business initiatives, disrupt the marketplace in which we operate, and may have material adverse effects on our operations, sales, revenues, collection from accounts and ability to raise funds. Our third-party suppliers source certain components and materials of our Deep TMS systems from various countries, and any continued geopolitical instability may adversely impact their development, manufacture, and supply processes. For example, the recent disruptions to traditional trade routes by the Houthis have necessitated reliance on more expensive shipping alternatives which increased our lead times and costs of production. Additionally, we have seen a significate rise in the price of many of the electronic components needed for our system. The extent to which the geopolitical instability impacts our results will depend on future developments, which are highly uncertain and cannot be predicted.

In addition, we have experienced, and may continue to experience, disruptions to the transportation channels used in our supply chain and distribution operations, including increased airport and shipping port congestion, a lack of transportation capacity, increased fuel expenses, import or export controls or delays, and labor disputes or shortages. Transport operators are exposed to various risks, such as extreme weather conditions, natural disasters, work stoppages, personnel shortages, and operating hazards, as well as interstate and international transportation requirements. If we experience transportation problems, or if there are other significant changes in the cost of these services, we may not be able to arrange efficient alternatives and timely means to obtain raw materials or ship products to our customers. Disruptions in our container shipments may result in increased costs, including the additional use of air freight to meet demand. Congestion in ports can affect previously negotiated contracts with shipping companies, resulting in unexpected increases in shipping costs and reduction in our profitability. For example, since late 2023, we needed to utilize more expensive air shipping methods in order to ensure timely delivery of capacitors, head caps, and certain other components in our systems to avoid delays caused by the recent Houthi disruptions to traditional trade routes. In addition, the geopolitical instability caused by the Ukraine war and by the Israel-Gaza and Israel-Hezbollah war (and related tensions with Israel’s other neighboring countries) has resulted in several disruptions and delays in our global transportation channels, manpower and other challenges at our outsourced manufacturer (which relies heavily on facilities and personnel located near the Israel-Lebanon border, a region particularly susceptible to any skirmishes and other outbreaks of violence between Israel and Hezbollah and/or other northern neighbors), as well as quantity limits and price increases. See “—We rely on third parties, including suppliers for some components used in manufacturing our Deep TMS products, distributors to market and promote our products internationally and third parties to conduct our clinical trials, which exposes us to uncertainty and instability.” and “—We have manufacturing, assembly and other significant functions that are located in Israel and, therefore, our business and operations may be adversely affected by political, economic and military conditions in Israel.”

In the period following the COVID-19 global pandemic, as part of the global supply chain crisis, we have seen a significant rise in the price of many of the electronic components needed for our systems. These price increases – which were initially caused by supply and demand factors, and, in some cases, shortages relating to these parts across the globe – have subsequently remained elevated despite the fact that many of these challenges have since improved. On a related point, the lead time for receiving certain specific electronic components shipped by suppliers has also increased in recent years, compelling us to increase buffer inventory levels to ensure that future demand for our systems can be timely met. These risks may be further exacerbated in light of geopolitical events, including the ongoing conflict between Russia and Ukraine, the Israel-Gaza war, the Israel-Hezbollah war and potential related tensions with Israel’s other neighboring countries.

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

Worldwide economic and political conditions have also been adversely impacted by continued political instability and military hostilities in multiple geographies including the conflict between Ukraine and Russia, the Israel-Gaza war, the Israel-Hezbollah war and potential related tensions with Israel’s other neighboring countries. These conditions have made and may continue to make it difficult for our customers and potential customers to afford our products, and could cause our customers to stop using our products or to use them less frequently. If that were to occur, our revenue may decrease and our performance may be negatively impacted. In addition, the pressure on consumers to absorb more of their own healthcare costs has resulted in some cases in higher deductibles and limits on durable medical equipment, which may cause seasonality in purchasing patterns. Furthermore, during economic uncertainty, some customers experience job losses and may continue to have issues gaining timely access to sufficient health insurance or credit, which could result in their unwillingness to purchase products or impair their ability to make timely payments to us. A recession, depression or other sustained adverse market event could materially and adversely affect our business and the value of our Ordinary Shares or ADSs.

We cannot predict the reoccurrence of any economic slowdown or the future strength of the economy, worldwide, in the United States, in Israel, or in our industry. These and other economic factors could have a material adverse effect on our business, financial condition and results of operations.

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

In addition, as part of our business operations, we may receive and process information about our customers, partners and, potentially, their patients, including protected health information (PHI), and we may configure our devices to collect, transmit or store or contract with third parties to collect, transmit or store our customers’ data, including PHI. PHI, a subset of “individually identifiable information,” is defined under the federal level by the Health Insurance Portability and Accountability Act of 1996 (HIPAA), as amended by the Health Information and Technology for Economic and Clinical Health Act of 2009 (HITECH), including applicable implementing regulations. HIPAA, along with various analogous laws at the state level, governs the protection and confidentiality of PHI, and other sensitive information, as applicable (as more fully described below). To the extent we, or third parties we contract with, collect, store or transfer PHI, we may be required to safeguard PHI in accordance with HIPAA. Furthermore, to the extent we qualify as a business associate under HIPAA, we may be directly subject to HIPAA’s Privacy Rule.

While we implemented security measures relating to our operations, generally, those measures may not prevent security breaches that could harm our business or expose us to liability under HIPAA and/or applicable state or foreign privacy laws. Advances in computer capabilities, inadequate technology or facility security measures or other factors may result in a compromise or breach of our systems and any data we store and process. Our security measures may be breached as a result of actions by third parties or employee error or malfeasance, among many other possibilities. A party who is able to circumvent our security measures or exploit inadequacies in our security measures, could, among other things, misappropriate proprietary information, including information about our customers and their patients, cause the loss or disclosure of some or all of this information, cause interruptions in our or our customers’ operations or expose our customers to computer viruses or other disruptions or vulnerabilities. Any compromise of our systems or the data we store or process could implicate reporting requirements, civil penalties, and other enforcement actions under applicable laws, result in a loss of confidence in the security of our software, damage our reputation, disrupt our business, lead to legal liability, and adversely affect our results of operations. Moreover, a compromise of our systems could remain undetected for an extended period of time, exacerbating the impact of that compromise. Actual or perceived vulnerabilities may lead to claims against us by our customers, their patients or other third parties, including federal, state and foreign governmental authorities. While our customer agreements typically contain provisions that seek to limit our liability, there is no assurance these provisions will be enforceable and effective under applicable law. In addition, the cost and operational consequences of implementing further data protection measures could be significant.

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

Foreign acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures, languages, legal and regulatory environments, currency risks and the particular economic, political and regulatory risks associated with specific countries.

To finance any acquisitions, investments or strategic alliances, we may choose to issue Ordinary Shares, ADSs or other equity-linked securities as consideration, which could dilute the ownership of our shareholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our Ordinary Shares or ADSs is low or volatile, we may be unable to consummate any acquisitions, investments or strategic alliances using our shares as consideration.

Risks Related to Employee Matters

If we are not able to retain our key management, or attract and retain qualified scientific, technical, and business personnel, our ability to implement our business plan may be adversely affected.

Our success largely depends on the skill, experience, and effort of our senior management. The loss of the service of any of these persons would likely result in a significant loss in the knowledge and experience that we possess and could significantly delay or prevent successful product development and other business objectives. Our ability to achieve our strategic growth plans depends in part on our ability to recruit and maintain talented sales and operations team members. New hires are often subject to a time intensive educational onboarding period before they can successfully identify potential customer leads and close sales. This can lead to delays before we can ramp up our commercial initiatives and achieve sales targets. It can also divert attention from our existing sales leadership and personnel who are needed to train these new hires. Additionally, we experienced certain challenges in hiring and/or maintaining employees that we believe are related to current and previous trends in the workforce. We believe that these events have created a climate of volatility in employment relations throughout the economy and in our company, which has affected or may affect our ability to recruit, train and retain employees, including skilled sales professionals. The employee turnover we historically experienced, including in our salesforce, has limited our ability to ramp up our sales and marketing force as quickly as would have otherwise been possible. There is intense competition between numerous medical device, pharmaceutical, and biotechnology companies, universities, governmental entities, and other research institutions, all of whom are seeking to employ qualified individuals in the technical fields in which we operate, and we may not be able to attract and retain the qualified personnel necessary for the successful development and commercialization of Deep TMS.

Employment litigation and unfavorable publicity could negatively affect our future business.

Employees may, from time to time, bring lawsuits against us regarding injury, creating a hostile workplace, discrimination, payment of wage and overtime, sexual harassment, and other employment issues. In recent years there has been an increase in the number of discrimination and harassment claims generally. Coupled with the expansion of social media platforms and similar devices that allow individuals access to a broad audience, these claims have had a significant negative impact on some businesses. Companies that have faced employment or harassment related lawsuits have had to terminate management or other key personnel, and have suffered reputational harm that has negatively impacted their sales. If we were to face any employment related claims, our business could be negatively affected.

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

The regulations to which we are subject are complex and stringently enforced. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. The FDA enforces these regulatory requirements through, among other means, periodic unannounced inspections. We do not know whether we will pass any future FDA inspections. Furthermore, various service offerings which may be included under certain existing or potential pricing models, including but not limited to device operation services performed by technicians engaged directly by us, could increase the risk profile and/or regulatory burden associated with our business. Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as: warning letters; fines; injunctions; civil penalties; termination of distribution; recalls or seizures of products; delays in the introduction of products into the market; total or partial suspension of production; refusal to grant future clearances or approvals; withdrawals or suspensions of current clearances or approvals, resulting in prohibitions on sales of our products; and in the most serious cases, criminal penalties.

An element of our strategy is to continue to upgrade our Deep TMS systems, add new enhancements and features, pursue next-generation equipment versions utilizing our patented technology, expand clearance or approval of the Deep TMS System to include new indications or broader application and introduce different treatment plans. In the United States, before we can market a new medical device, claim new or expanded indications for use or introduce a significant modification to an existing product, or implement new treatment plans, we must first receive either clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDCA, premarket approval application (PMA) or de novo classification, from the FDA, unless an exemption applies. In the PMA process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing, and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. However, some devices are automatically subject to the PMA pathway regardless of the level of risk they pose because they have not previously been classified into a lower risk class by the FDA. Manufacturers of these devices may request that FDA review such devices in accordance with the de novo classification procedure, which allows a manufacturer whose novel device would otherwise require a PMA prior to marketing to request down-classification of the device on the basis that the device presents low or moderate risk. If the FDA grants the de novo classification request, the applicant will then receive authorization to market the device. This device type can then be used as a predicate device for future 510(k) submissions. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to a PMA and later down-classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence.

We received marketing authorization of our MDD and smoking addiction indications through the 510(k) clearance process and have made various expansions to our MDD indication, including, in 2021, a clearance for a shortened three-minute depression protocol and a labeling expansion for anxious depression through subsequent 510(k) clearances. In 2022, we extended our FDA clearance for MDD (including anxious depression) to our H7 Coil, also via the 510(k) process. This does not include our shortened three-minute depression protocol, which continues only to apply for our H1 Coil. In 2024, we expanded the FDA labeling for our system to treat late-life (ages 69-86) MDD indications. We also received marketing authorization of our OCD indication through the de novo classification process. Several competitors have obtained 510(k) clearance for their TMS device for an OCD indication, using our de novo classification as a predicate device in their submission, and others may follow suit. The process of obtaining regulatory authorization to market a medical device can be costly and time consuming, and we may not be able to successfully obtain authorizations on a timely basis, if at all.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including: we may be unable to demonstrate to the FDA’s satisfaction that the product or modification is substantially equivalent to the proposed predicate device or is safe and effective for its intended use; the data from our pre-clinical studies and clinical trials may be insufficient to support authorization, where required; and the manufacturing process or facilities we use may not meet applicable requirements. The FDA may also, instead of accepting a 510(k) submission, require us to submit a PMA, which is typically a much more complex, lengthy, and burdensome application than a 510(k) submission. To support a PMA, the FDA would likely require that we conduct one or more clinical studies to demonstrate that the device is safe and effective. In some cases, such studies may be requested for a 510(k) as well. We may not be able to meet the requirements to obtain 510(k) clearance or PMA approval (or a de novo classification request), in which case the FDA may not grant any necessary clearances or approvals. In addition, the FDA may place significant limitations upon the intended uses of our products as a condition to a 510(k) clearance, PMA approval or de novo classification. Product applications can also be denied or withdrawn due to failure to comply with regulatory requirements or the occurrence of unforeseen problems following clearance or approval. Any delays or failure to obtain FDA clearance or approval of new products we develop, any limitations imposed by the FDA on new product use or the costs of obtaining FDA clearance or approvals could have a material adverse effect on our business, financial condition, and results of operations.

Even if granted, a 510(k) clearance, de novo classification, or PMA imposes substantial restrictions on how our devices may be marketed or sold, and the FDA continues to place considerable restrictions on our products and operations. For example, the manufacture of medical devices must comply with the FDA’s Quality System Regulation (QSR). In addition, manufacturers must register their manufacturing facilities, list their products with the FDA, and comply with requirements relating to labeling, marketing, complaint handling, adverse event and medical device reporting, reporting of corrections and removals, and import and export restrictions. The FDA monitors compliance with the QSR and these other requirements through periodic inspections. If our facilities or those of our suppliers are found to be in violation of applicable laws and regulations, or if we or suppliers fail to take satisfactory corrective action in response to an adverse inspection, the regulatory authority could take enforcement action, including any of the following sanctions: untitled letters, warning letters, fines, injunctions, consent decrees, and civil penalties; customer notifications or repair, replacement, refunds, recalls, detention or seizure of our products; operating restrictions or partial suspension or total shutdown of production; refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products; withdrawing 510(k) marketing clearances, PMA approvals and/or de novo classifications that have already been granted; refusing to provide Certificates for Foreign Government; refusing to grant export approval for our products; or pursuing criminal prosecution. Any of these sanctions could impair our ability to produce or commercialize our products in a cost-effective and timely manner in order to meet our customers’ demands and could have a material adverse effect on our reputation, business, results of operations, and financial condition. We may also be required to bear other regulatory compliance costs or take other actions that may have a negative impact on our sales and our ability to generate profits.

In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay authorization of our future products under development or impact our ability to modify our currently marketed products on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new 510(k) clearances or other classifications or approvals, increase the costs of compliance or restrict our ability to maintain our current clearances and de novo authorization. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action in the United States, especially with the new Trump administration, which has already implemented a number of policy changes that are likely to impact our industry. In addition to substantive policy changes, the new Trump administration’s push for deregulation, a reduction of federal funding, and a reduction of the federal workforce in agencies including in the Department of Health and Human Services (“DHHS”) may lead to delays in approvals or clearances, unpredictable enforcement, abrupt policy changes, and many other forms of regulatory volatility that may destabilize our industry and could have a material adverse effect on our business.

In order to sell our products in member countries of the European Economic Area (EEA), or in countries that also rely on the CE Mark outside the EEA, our products must comply with the General Safety and Performance Requirements of the Medical Device Regulation (Regulation 2017/745) and the ISO 13485:2016 standard for Medical devices (Quality management systems, Requirements for regulatory purposes). Compliance with these requirements is a prerequisite to be able to affix the CE Mark to our products, without which they cannot be sold or marketed in the EEA. To demonstrate compliance with the General Safety and Performance Requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the Medical Devices Regulation, a conformity assessment procedure requires the intervention of an organization accredited by a Member State of the EEA to conduct conformity assessments, a Notified Body. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the technical file and the quality system for the manufacture, design, and final inspection of our devices. We are audited and certified for ISO 13485, Quality Management System, under the Medical Device Single Audit Program (MDSAP), which means that we undergo a single audit of our quality management systems (QMS) to satisfy the regulatory requirements of multiple jurisdictions, such as the United States (FDA), Canada (Health Canada), Brazil (ANVISA), Japan (PMDA) and Australia (TGA). In order to market class II (or above) medical devices in Canada, an MDSAP certificate is mandatory. The Notified Body issues a certificate of conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the General Safety and Performance Requirements. This certificate entitles the manufacturer to affix the CE Mark to its medical devices after having prepared and signed a related EC Declaration of Conformity. If we fail to remain in compliance with applicable European laws and directives, we would be unable to continue to affix the CE Mark to our device, which would prevent us from selling them within the EEA and may have an impact on our marketing authorizations in other countries.

We or our distributors will also need to obtain, or retain, regulatory approval in other foreign jurisdictions in which we plan to or currently market and sell our products, and we or they may not obtain such approvals as necessary to commercialize our products in those territories. Regulatory marketing authorizations in these foreign jurisdictions typically require device testing, conformance to classification requirements, pre-market requests to authorize commercialization, and in some cases, inspections and/or a local presence in the territory for the approval holder.

Any modification to a 510(k)-cleared product that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or de novo classification, or possibly, a PMA. Modifications to products that have been approved through the PMA process generally require premarket FDA approval. Similarly, certain modifications made to products cleared through a 510(k) or authorized through the de novo classification process may require a new 510(k) clearance. Each of the PMA, de novo classification and the 510(k) clearance processes can be expensive, lengthy, and uncertain. The FDA’s 510(k) clearance process usually takes from three to 12 months, but can be longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is filed with the FDA. In addition, a PMA generally requires the performance of one or more clinical trials. The de novo process generally takes between 4 months and one year.

Despite the time, effort and cost invested by us in an FDA approval or clearance process, a device may eventually not be approved or cleared by the FDA. Any delay or failure to obtain necessary regulatory authorizations could harm our business. Furthermore, even if we are granted regulatory authorizations, they may include significant limitations on the indicated uses for the device, which may limit the market for the device.

Any modifications to our existing products may require new 510(k) clearance; however, future modifications may be subject to the substantially more costly, time-consuming, and uncertain PMA process. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could cause our sales to decline and our expenses to increase.

The FDA requires every manufacturer to make the modification determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new authorizations are necessary. We made modifications to our products in the past and have determined based on our review of the applicable FDA regulations and guidance that in certain instances new 510(k) clearances were not required. We may make modifications or add additional enhancements or features in the future that we believe do not require a new 510(k) clearance, de novo classification or a PMA. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications, de novo classifications or PMAs for modifications to our previously authorized products for which we have concluded that new authorizations are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain appropriate regulatory authorization, and we may be subject to significant regulatory fines or penalties. In addition, the FDA may not authorize our products for the indications that are necessary or desirable for successful commercialization or could require clinical trials to support any modifications. Any delay or failure in obtaining required regulatory authorizations would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth.

Our products must be manufactured in accordance with any applicable federal, state and/or foreign regulations, and we could be forced to recall our installed systems or terminate production if we fail to comply with these regulations.

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

Additionally, the FDA substantively revised the QSR regulation in 2024, which is now titled the Quality Management System Regulation (“QMSR”). If the new Trump administration continues the Biden administration’s efforts to implement the revision and maintain the current schedule, this new regulation will likely become effective February 2, 2026.

We or our third-party suppliers may fail to take the necessary steps to comply with applicable regulations, including regulatory changes, which could cause delays in the delivery of our products. In addition, failure to comply with applicable FDA or foreign jurisdiction requirements or later discovery of previously unknown problems with our products or manufacturing processes could result in, among other things: warning letters or untitled letters; fines, injunctions or civil penalties; suspension or withdrawal of approvals or clearances; seizures or recalls of our products; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA’s refusal to grant pending or future clearances or approvals of Deep TMS for additional indications or any other clearances or approvals we may seek; clinical holds; refusal to permit the import or export of our products; and criminal prosecution of us or our employees. Any of these actions could significantly and negatively impact supply of our Deep TMS systems. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims, and we could lose customers and suffer reduced revenues and increased costs.

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

The Deep TMS system has been authorized for marketing by the FDA only for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, and smoking addiction indications. We train our commercial organization to not promote our products for uses outside of the FDA-authorized indications for use, known as “off-label uses.” However, we cannot guarantee that all of our employees, representatives, and agents will abide by our marketing policies. If the FDA determines that our promotional materials, training or other marketing activities constitute promotion of an off-label or unapproved use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as laws prohibiting false claims for reimbursement.

Moreover, even if we, and all our employees, contractors, and agents, market our products in compliance with applicable FDA regulations, such regulations do not apply to the practice of medicine, and we cannot prevent a physician from prescribing and/or using our products off-label when, in the physician’s independent professional medical judgment, he or she deems it appropriate. Similarly, we cannot prevent patients from using our products off-label. There may be increased risk of injury to patients if physicians attempt to prescribe, or patients attempt to use, Deep TMS off-label. Furthermore, the use of Deep TMS for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD or smoking addiction other than as stated on product labeling, or for indications other than those authorized by the FDA, may not be effective to treat such conditions, which could harm our reputation in the marketplace among physicians and patients. There are similar risks if Deep TMS is prescribed or used off-label with respect to non-U.S. regulatory approvals.

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

The FDA and foreign regulatory bodies have the authority to require, and in the United States companies are expected to voluntarily implement, the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. An FDA recall, whether mandatory or voluntary, may be based on a finding that there is reasonable probability that the device could cause serious injury or death. A government mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future. If we initiate a correction or removal for one of our devices to reduce a risk to health posed by the device, we would be required to submit a publicly available Correction and Removal report to the FDA and, in many cases, similar reports to other regulatory agencies. This report could be classified by the FDA as a device recall which could lead to increased scrutiny by the FDA, other international regulatory agencies, and our customers regarding the quality and safety of our devices. Furthermore, the submission of these reports could be used by competitors against us in competitive situations and cause customers to delay purchase decisions or cancel orders and would harm our reputation.

Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new authorization for the device before we may market or distribute the corrected device. Seeking such authorization may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA untitled letters or warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines.

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

There are numerous U.S. federal and state, as well as foreign, laws pertaining to healthcare fraud and abuse, including anti-kickback, false claims, physician self-referral, anti-inducement, and physician transparency laws. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations involve substantial costs. Our business practices and relationships with providers and patients are subject to scrutiny under these laws. We may also be subject to patient information privacy and security regulation by both the federal government and the states and foreign jurisdictions in which we conduct our business. The healthcare laws and regulations that may affect our ability to operate include:

●	the federal healthcare Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order, or arrangement for, or recommendation of, a good or service, for which payment may be made, in whole or in part, under federal healthcare programs, such as Medicare and Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. The federal government can establish a violation of the Anti-Kickback Statute without proving that a person or entity had actual knowledge of the law or a specific intent to violate. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal healthcare Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Although there are a number of statutory exceptions and regulatory safe harbors to the federal healthcare Anti-Kickback Statute protecting certain common business arrangements and activities from prosecution or regulatory sanctions, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration to those who prescribe, purchase, or recommend medical device products, including by providing discounts, or engaging individuals as speakers, consultants, or advisors, may be subject to scrutiny if they do not fit squarely within an exception or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability. Moreover, there are no safe harbors for many common practices, such as reimbursement support programs, educational or research grants, or charitable donations;

●	the federal civil False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment of federal government funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. Private individuals, commonly known as “whistleblowers,” can bring civil False Claims Act qui tam actions, on behalf of the government and themselves and may share in amounts paid by the entity to the government in recovery or settlement. False Claims Act liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of $14,308 to $28,619 per false or fraudulent claim or statement. As noted above, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim under the federal civil False Claims Act. Many pharmaceutical and medical device manufacturers have been investigated and have reached settlements for substantial amounts under the federal civil False Claims Act in connection with alleged off-label promotion of their products and allegedly providing free products to customers with the expectation that the customers would bill federal healthcare programs for the product. In addition, manufacturers can be held liable under the federal civil False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. There are also criminal penalties, including imprisonment and criminal fines, for making or presenting false, fictitious or fraudulent claims to the federal government;

●	the federal Physician Self-Referral Law, commonly known as the Stark Law, which prohibits physicians from referring Medicare and Medicaid patients to healthcare entities in which they or any of their immediate family members have ownership interests or other financial arrangements, if these entities provide certain designated health services reimbursable by Medicare or Medicaid, unless an exception applies. The Stark Law also prohibits entities that provide designated health services reimbursable by Medicare and Medicaid from billing the Medicare and Medicaid programs for any items or services that result from a prohibited referral and requires the entities to refund amounts received for items or services provided pursuant to the prohibited referral on a timely basis. Sanctions for violating the Stark Law include denial of payment, civil monetary penalties and exclusion from the federal healthcare programs. Failure to refund amounts received as a result of a prohibited referral on a timely basis may constitute a false or fraudulent claim and may result in civil penalties and additional penalties under the federal False Claims Act;

●	the federal Anti-Inducement Law (also known as the Civil Monetary Penalties Law), which prohibits a person from offering or transferring remuneration to a Medicare or State healthcare program beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of any item or service for which payment may be made, in whole or in part, by Medicare or a State healthcare program;

●	HIPAA created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statements or representations, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal healthcare Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

●	the federal Physician Payments Sunshine Act under the Patient Protection and Affordable Care Act (PPACA), which requires certain manufacturers of drugs, medical devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the United States Department of Health and Human Services, Centers for Medicare and Medicaid Services, information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and applicable manufacturers and group purchasing organizations, as well as ownership and investment interests held by physicians and their immediate family members. Since January 2022, applicable manufacturers are also required to report information regarding payments and transfers of value provided to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives;

●	HIPAA, as amended by HITECH, and their respective implementing regulations, impose privacy, security, and breach reporting obligations with respect to PHI upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers and their respective business associates that perform services on their behalf that involve PHI. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make HIPAA compliance as well as civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions; and

●	analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients; state laws that require medical device companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and local laws that require the licensure of sales representatives; state laws that require medical device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; data privacy and security laws and regulations in foreign jurisdictions that may be more stringent than those applicable to us in the United States; state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and state laws related to insurance fraud in the case of claims involving private insurers.

These laws and regulations, among other things, constrain our business, marketing, and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with physicians or other potential purchasers of our products. We also entered into consulting agreements with physicians, which are subject to these laws. Further, while we do not submit claims and our customers will make the ultimate decision on how to submit claims, we may provide reimbursement guidance and support regarding our products. Due to the breadth of these laws, the narrowness of statutory exceptions and regulatory safe harbors available, and the range of interpretations to which they are subject, it is possible that some of our current or future practices might be challenged under one or more of these laws.

To enforce compliance with healthcare regulatory laws, certain enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. For example, U.S. federal and state regulatory and enforcement agencies continue to actively investigate violations of healthcare laws and regulations, including pursuing novel theories of liability under these laws. These government agencies have recently increased regulatory scrutiny and enforcement activity with respect to manufacturer reimbursement support activities and patient support programs, including bringing criminal charges or civil enforcement actions under the federal healthcare Anti-Kickback statute, federal civil False Claims Act, the healthcare fraud statute, and the HIPAA privacy provisions. Responding to investigations can be time and resource consuming and can divert management’s attention from the business. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity, and be costly to respond to.

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

For example, in March 2010, the PPACA was enacted in the United States, which made a number of substantial changes in the way healthcare is financed by both governmental and private insurers. Among other ways in which it may impact our business, the PPACA establishes a new Patient-Centered Outcomes Research Institute to oversee and identify priorities in comparative clinical effectiveness research in an effort to coordinate and develop such research; implements payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians, and other providers to improve the coordination, quality, and efficiency of certain healthcare services through bundled payment models; and expands the eligibility criteria for Medicaid programs.

Some of the provisions of the PPACA have yet to be implemented, and there have been judicial and Congressional challenges to modify, limit, or repeal certain aspects of the PPACA since its enactment and it has continued to evolve. During his first term as president, President Trump supported the repeal of all or portions of the PPACA, and in January 2017, he signed Executive Orders designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA to the maximum extent permitted by law. Due to such efforts, certain elements of the PPACA have been invalidated or suspended, which has, in turn, led to additional challenges against the law as a whole. For example, the Tax Cuts and Jobs Act of 2017 included a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. As a result, there is significant uncertainty regarding future healthcare reform and its impact on our operations. In December 2018, a district court in Texas held that the individual mandate is unconstitutional and that the rest of the PPACA is, therefore, invalid. On appeal, the Fifth Circuit Court of Appeals affirmed the holding on the individual mandate but remanded the case back to the lower court to reassess whether and how such holding affects the validity of the rest of the PPACA. The Fifth Circuit’s decision on the individual mandate was appealed to the U.S. Supreme Court. On June 17, 2021, the Supreme Court held that the plaintiffs (comprised of the state of Texas, as well as numerous other states and certain individuals) did not have standing to challenge the constitutionality of the PPACA’s individual mandate and, accordingly, vacated the Fifth Circuit’s decision and instructed the district court to dismiss the case. As a result, the PPACA will remain in-effect in its current form for the foreseeable future; however, we cannot predict what additional challenges may arise in the future, the outcome thereof, or the impact any such actions may have on our business, and there is even greater uncertainty given the recent election of President Trump for a second term.

The Biden administration also introduced various measures in 2021 focusing on healthcare and drug pricing, in particular. For example, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the PPACA marketplace, which began on February 15, 2021, and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including, among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the PPACA. On the legislative front, the American Rescue Plan Act of 2021 was signed into law on March 11, 2021, which, in relevant part, eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source drugs and innovator multiple source drugs, beginning January 1, 2024. And, on August 16, 2022, the Inflation Reduction Act of 2022 (IRA) was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (with negotiated drug prices beginning in 2026), imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation, and replaces the Part D coverage gap discount program with a new discounting program beginning in 2025. The IRA also authorizes the United States Department of Health and Human Services (DHHS) to implement many of these provisions through guidance, as opposed to regulation, for the initial years. We cannot yet assess the impact that the IRA will have on the medical-products industry, but it will likely be significant.

There is seemingly constant evolution with regard to healthcare in the United States, and we cannot predict what healthcare programs and regulations may be implemented or changed at the federal and/or state level or the effect of any future legislation or regulation on our business or that of our current or prospective customers, suppliers, and/or the U.S. healthcare industry as a whole.

It is possible that such recent and/or future initiatives could have an adverse effect on our ability to obtain or maintain approvals and/or successfully commercialize products in the United States in the future. For example, any changes that reduce or impede the ability to obtain reimbursement for the type of products we currently market, or may commercialize in the future, as applicable, in the United States would likely have an adverse effect on our business and profitability.

Our employees, consultants, distributors, agents, and other commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk that our employees, consultants, distributors, agents, and other commercial partners may engage in inappropriate, fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other unauthorized activities that violate the regulations of the FDA and other U.S. healthcare regulators, as well as non-U.S. regulators, including by violating laws requiring the reporting of true, complete and accurate information to such regulators, manufacturing standards, healthcare fraud and abuse laws and regulations in the United States and abroad or laws that require the true, complete, and accurate reporting of financial information or data. In particular, sales, marketing, and business arrangements in the healthcare industry, including the sale of medical devices, are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. It is not always possible to identify and deter misconduct by our employees, distributors, agents, and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Efforts to ensure that the activities of these parties will comply with applicable healthcare laws and regulations involve substantial costs. These risks may be more pronounced, and we may find that the processes and policies we have implemented are not effective at preventing misconduct. If any actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, individual imprisonment, disgorgement, possible exclusion from participation in government healthcare programs, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings and the curtailment of our operations. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these claims or investigations.

Risks Related to Our Intellectual Property

We depend on our intellectual property, and our future success is dependent on our ability to protect our intellectual property and not infringe on the rights of others.

Our success depends, in part, on our ability to obtain sufficient patent protection and/or licensing rights for Deep TMS (including, but not limited to, the various H-Coils utilized in our devices and various product features/capabilities), maintain the confidentiality of our trade secrets and know-how, operate without infringing on the proprietary rights of others, and prevent others from infringing our proprietary rights. Our success also depends, in part, on the ability of the U.S. Public Health Service, or PHS, which refers collectively to the National Institutes of Health, or NIH, the Centers for Disease Control and Prevention, or CDC, and the FDA, as agencies of the PHS within the DHHS, and Yeda Research and Development Company Ltd., or Yeda, the technology transfer arm of the Weizmann Institute of Science, from whom we license essential intellectual property upon which the Deep TMS technology is based, to obtain sufficient patent protection for such intellectual property, maintain the confidentiality of related trade secrets and know-how, operate without infringing on or violating the proprietary rights of others, and prevent others from infringing or violating the Company’s owned and/or in-licensed intellectual property.

We and our licensors try to protect our proprietary position by, among other things, filing U.S., European, and other patent applications related to Deep TMS, as well as to inventions and improvements that may be important to the continuing development of Deep TMS. While we generally apply for patents in those countries where we intend to make or have made, use, sell, or import patented products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. In addition, we cannot assure you that any of our future processes or product indications will be patentable or enforceable even if patented; our processes or product indications will not infringe upon the patents of third parties; or we will have the resources to defend against charges of patent infringement or other violation or misappropriation of intellectual property by third parties or to protect our own intellectual property rights against infringement, misappropriation or violation by third parties.

Because the patent position of medical device companies involves complex legal and factual questions, we cannot predict the validity and enforceability of patents with certainty. Changes in either the patent laws or in interpretations of patent laws may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowable or enforceable in our patents (including patents owned by or licensed to us). Our issued patents may not provide us with any competitive advantages, may be held invalid or unenforceable as a result of legal challenges by third parties or could be circumvented. Our competitors may also independently develop formulations, processes, technologies, methods or products similar to ours or design around or otherwise circumvent patents issued to, or licensed by, us. Thus, any patents that we own or license from others may not provide any protection against competitors. Our pending patent applications, those we may file in the future or those we may license from third parties may not result in patents being issued. If these patents are issued, they may not be of sufficient scope to provide us with meaningful protection. The degree of future protection to be afforded by our proprietary rights is uncertain because legal means afford relatively limited protection, and may not adequately protect our rights or permit us to gain or keep our competitive advantage.

Patent rights are territorial; thus, the patent protection we do have exists only in those countries in which we have been issued patents. Even so, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of the United States and the European Union. Therefore, we cannot assure you that the patents issued to us or to our licensors, if any, as a result of foreign patent applications will have the same scope of coverage as our or our licensors’ U.S. patents. Competitors may successfully challenge our patents, produce similar products that do not infringe our patents, or produce products in countries where we have not applied for patent protection or that do not respect our patents. Furthermore, it is not possible to know the scope of claims that will be allowed in published applications and it is also not possible to know which claims of granted patents, if any, will be deemed enforceable in a court of law. A failure to obtain sufficient intellectual property protection in any foreign country could materially and adversely affect our business, results of operations, and future prospects. Moreover, we may participate in opposition proceedings to determine the validity of our foreign patents or our competitors’ foreign patents, which could result in substantial costs and divert management’s resources and attention. Additionally, due to uncertainty in patent protection law, we have not filed applications in many countries where significant markets exist.

Changes in patent law and regulations in other countries or jurisdictions or changes in governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future. For example, in Europe, beginning June 1, 2023, European applications and patents may be subjected to the jurisdiction of the Unified Patent Court (UPC) for a single pan-European infringement action or revocation proceeding. European applications will for now have the option in certain circumstances, upon grant of a patent, of becoming a Unitary Patent that will be subject to the jurisdiction of the UPC. This is a significant change in European patent practice. As the UPC is a new court system with few decisions rendered, there is little precedent for parties to rely on at the court, increasing the uncertainty. The UPC may provide our competitors with a new forum to seek to centrally revoke our European patents if we do not opt our patents out of the UPC where permitted, and allows for the possibility of a competitor to obtain pan-European injunctions with their own UPC-designated European patents. As a single court system can invalidate a European patent, we, where applicable, may opt out of the UPC and as such, each European patent would then need to be challenged in each individual country and each infringement action pursued in each country.

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

Moreover, our business interests may change, or our licensors may disagree with the scope of our license grants. In such cases, litigation could impede our ability to commercialize the technology, or such licensing arrangements may result in the development, manufacturing, marketing, and sale by our licensors of products substantially similar to our products, causing us to face increased competition, which could reduce our market share and significantly harm our business, results of operations and prospects.

The duration of our patent rights may not be sufficient to effectively protect our products and business.

Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first effective non-provisional filing date. Although various extensions may be available, the duration of a patent, and the protection it affords, is limited. Even if patents covering our technologies, products, or product candidates are obtained, once the patent life has expired, we may be open to competition. Patents covering some of our core technology have expired or will expire within the next five years. In particular, the earliest of our U.S. patents on Deep TMS expired in January 2024. See “Business—Intellectual Property.” In addition, although upon issuance in the United States a patent can be extended based on certain delays caused by the United States Patent and Trademark Office (USPTO), this extension can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. If we do not have sufficient patent life to protect our technologies, products, and product candidates, our business, and results of operations will be adversely affected.

Our right to the essential intellectual property upon which the Deep TMS technology is based derives from in-license agreements with government agencies and research institutions, the termination of which would prevent us from commercializing Deep TMS.

We have in-licensing agreements with the PHS and Yeda. There is no assurance that the in-licenses or related rights on which we base our technology will not be terminated due to a material breach of the underlying agreements or some other failure to meet the terms of agreement, such as a failure on our part to make certain progress milestone payments set forth in the terms of the licenses or to comply with manufacturing obligations under these agreements, or otherwise expire. There is no assurance that we will be able to renew or renegotiate our license agreements on acceptable terms if and when such agreements terminate. We cannot guarantee that any in-license is enforceable or will not be terminated in the future. The termination of any in-license or our inability to practice such technology and/or to enforce our rights under any in-license would materially and adversely affect our ability to commercialize our Deep TMS systems.

The license agreements for our critical patents and related intellectual property impose significant monetary obligations and other requirements on us that may adversely affect our ability to successfully execute our business plan.

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

These agreements provide us an exclusive (subject to certain standard exceptions and such as described below), worldwide license, with a right to sublicense, subject to the approval of PHS and Yeda, as applicable, for the life of the relevant patents (in the case of Yeda, on a per country basis or until the 15-year anniversary of the first commercial sale (per country) of a product developed on the basis of the agreement, if later for the development, creation, use, import, offer, and sale of any product or treatment that relates to Deep TMS technology and that is developed on the basis of such patents or (in the case of the agreement with Yeda) such research. These agreements require us, as a condition to the maintenance of our license and other rights, to make milestone and royalty payments and satisfy certain performance obligations, including with respect to manufacturing. If we were to receive a notice of non-compliance under any of these agreements, we would need to either obtain appropriate waivers and/or cure such non-compliance, which may require us to modify our operations.

The first patent family upon which our Deep TMS products are based, which is owned by the DHHS (based on an assignment of the related rights from the PHS) and is exclusively in-licensed to us under a license agreement with the PHS, expired in the U.S. in January 2024, and a divisional patent within this family will expire in the U.S. in 2026. See “Business—Intellectual Property.” While we have secured additional patents which we believe extend the protection of our products into future years, we cannot be certain that this protection will completely compensate for the expiration of this underlying patent.

All of the above-described obligations impose significant financial and logistical burdens upon our ability to carry out our business plan. Furthermore, if we do not meet such obligations in a timely manner, we could lose the rights to our proprietary technology, which would have a material adverse effect on our business, financial condition, and results of operations.

In certain cases, we may rely on our licensors to conduct prosecution, maintenance and/or defense of patents on our behalf. Our ability to ensure that these patents are properly prepared, prosecuted, maintained, enforced or defended is therefore limited, which may adversely affect our licensed intellectual property rights. Any failure by our licensors to properly prepare, prosecute, maintain, enforce, and defend patents or other licensed rights could materially harm our ability to protect our products and prevent infringement of intellectual property rights by competitors, thereby materially reducing our potential profits.

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

No material limits have been placed on the license held by the U.S. government for its own (or for its treaty partners’ or agreement counter-parties’) benefit, and it is possible that the U.S. government, a foreign government or an international organization could even commercialize a product on the basis of this license and the related technology. We cannot provide assurance that these rights will not be exploited in a manner that infringes upon any otherwise enforceable exclusive licenses we hold to the PHS-owned patents, that does not develop or advance products that compete with our own, or that does not otherwise adversely impact our business. Because our rights with respect to the PHS-owned patents are critical to Deep TMS-based technologies and systems, any unexpected consequences from the U.S. government’s or other third party’s exploitation of such rights could have an adverse impact on the market for Deep TMS and, hence, on our business, financial condition, and results of operations.

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

Legal proceedings or third-party claims of intellectual property infringement and other challenges, whether with or without merit, may require us to spend substantial time and money and could prevent us from developing or commercializing Deep TMS.

The medical device industry is characterized by competing intellectual property and a substantial amount of litigation over patent rights. In particular, our competitors in both the United States and abroad, many of whom have substantially greater resources and have made substantial investments in competing technologies, have been issued patents and filed patent applications with respect to their products, methods and processes and may apply for other patents in the future. The large number of patents, the rapid rate of new patent issuances, and the complexities of the technology involved increase the risk of patent litigation.

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

The development, manufacture, use, offer for sale, sale or importation of Deep TMS and any planned future-generation products may infringe on the claims of third-party patents or violate other intellectual property rights. The nature of claims contained in unpublished patent filings around the world is unknown to us and it is not possible to know which countries patent holders may choose for the extension of their filings under the Patent Cooperation Treaty, or other mechanisms. For example, because patent applications do not publish for at least 18 months, if at all, and can take many years to issue, there may be currently pending applications unknown to us that may later result in issued patents that Deep TMS would infringe. Therefore, there is a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued. Also, because the claims of published patent applications can change between publication and patent grant, published applications that initially do not appear to be problematic may issue with claims that potentially cover our products, technology or methods.

Determining whether a product infringes a patent involves complex legal and factual issues and the outcome of patent litigation is often uncertain. Even though we have conducted research of issued patents, no assurance can be given that patents containing claims covering our products, technology or methods do not exist, have not been filed or could not be filed or issued.

The cost to us of any intellectual property litigation or other infringement proceeding, even if resolved in our favor, could be substantial. Any claims of patent infringement, even those without merit, could be expensive and time consuming to defend; cause us to cease making, licensing or using products that incorporate the challenged intellectual property; require us to redesign, reengineer or rebrand Deep TMS, if feasible; cause us to stop engaging in normal operations and activities, including developing new indications for Deep TMS; and divert management’s attention and resources. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation or defense of intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Intellectual property litigation and other proceedings may also absorb significant management time. Consequently, we may not be able to manufacture, use, offer for sale, sell or import our Deep TMS systems in the event of an infringement action.

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

We employ individuals who were previously employed at universities or other medical device, biotechnology and/or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employees’, consultants’ or independent contractors’ former employers or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Obtaining and maintaining patent protection depends on compliance with various procedures and other requirements, and our patent protection could be reduced or eliminated in case of non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications are due to the relevant patent agencies in several stages over the lifetime of the patents and/or patent applications. The relevant patent agencies require compliance with a number of procedural, documentary, fee payment and other requirements during the patent application process. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which the failure to comply with the relevant requirements can result in the abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to use our technologies and know-how in the relevant jurisdiction, which could have a material adverse effect on our business, prospects, financial condition and results of operation.

Risks Related to Our Functions in Israel

We have manufacturing, assembly and other significant functions that are located in Israel and, therefore, our business and operations may be adversely affected by political, economic and military conditions in Israel.

Certain material aspects of our business are located in Israel, including our headquarters, our research and development and our manufacturing and assembling. See “—We rely on third parties, including suppliers for some components used in manufacturing our Deep TMS products, distributors to market and promote our products internationally and third parties to conduct our clinical trials, which exposes us to uncertainty and instability.” In addition, 71 of our employees are located in Israel. Accordingly, our business will be directly influenced by the political, economic, and military conditions affecting Israel at any given time. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries. These conflicts involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. In addition, Israel faces threats from more distant neighbors, in particular Iran. A change in the security and political situation in Israel and in the economy could impede our ability to raise the funds required to finance our research and development plans and to create joint ventures with third parties, and could otherwise have a material adverse effect on our business, operating results, and financial condition.

Our facilities, and those of some of our suppliers including the outsourced contract manufacturer for our newer systems, are in range of rockets that may be fired from Lebanon, Syria or the Gaza Strip into Israel. In the event that our facilities are damaged as a result of hostile action or hostilities otherwise disrupt the ongoing operation of our facilities, our research and development activities, and our ability to deliver products to customers could be materially and adversely affected. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, there can be no assurance that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition, and results of operations.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against this terrorist organization commenced in parallel to its continued rocket and terror attacks. In addition, in October 2023, Hezbollah, a terror group based in Lebanon, commenced extensive rocket attacks on northern Israel and other areas within the State of Israel. The personnel and facilities of our outsourced manufacturer, located near the Israel-Lebanon border, were particularly susceptible throughout 2024 to the risks and instabilities posed by the outbreaks of violence that occurred between Israel and Hezbollah during this period. Although a temporary ceasefire with Hezbollah was reached in late 2024, the clash between Israel and Hezbollah in Lebanon may escalate in the future into a greater regional conflict. Additionally, a Yemeni rebel group, the Houthis, launched a series of attacks on global shipping routes in the Red Sea, causing disruptions of supply chain and also launched rockets and drones in an attempt to reach Israeli military and civilian targets. These geopolitical developments may adversely affect our ability to continue carrying out various administrative, research, operational and commercial functions and activities both in Israel and globally.

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

Moreover, in recent years Israel has been facing political instability with the rapid changing of its government. Between the years 2018 and 2022, five elections were held for the Israeli Parliament as a result of a failure to constitute a government. In addition, in 2022 a proposed dramatic and controversial legal reform that would drastically change the way that the High Court of Justice would function and shift the balance of power between the Knesset and other government bodies caused significant backlash in Israel, including civil protests and demonstrations, which continued and intensified in connection with the October 2023 attacks on Israel and the hostages taken by Hamas and other militant groups in the Gaza Strip. Any continuations or exacerbations of instability in Israel’s security, political and/or economic environments might deter potential and current investors from investing in Israeli based companies such as BrainsWay.

Exchange rate fluctuations between the U.S. dollar, the New Israeli Shekel and other foreign currencies may negatively affect our future revenues.

While a substantial portion of our revenues is and will continue to be generated in U.S. dollars and our financial records are maintained in U.S. dollars, we incur a significant portion of our expenses in currencies other than U.S. dollars, such as NIS. As a result, our financial results have been and may continue to be affected by fluctuations in the applicable exchange rates of currencies in the U.S., Israel, and other countries in which our products and services may be sold.

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

Members of our senior management and several of our key employees reside in Israel, and although most of them are no longer required to perform reserve duty, some may be required to perform annual military reserve duty, and may be called for active duty under emergency circumstances at any time. Since the initiation of the Israel-Gaza war, several of our Israel-based employees were drafted to the Reserves for purposes of the war effort, including five employees in 2023 and four in 2024. These employees hail from different departments across our organization, including R&D, manufacturing, and finance. While some of these employees have been released, should they be re-drafted, or should the war expand and/or other circumstances occur that would result in additional employees being drafted into the reserves, certain Israel-based functions, primarily including our R&D and scientific operations could be impacted. These impacts could include delays in our ability to rollout next generation products, and/or any planned redesigned components, features and/or capabilities on our existing products.

The termination or reduction of tax and other incentives that the Israeli Government provides to domestic companies may increase the costs involved in operating a company in Israel.

The Israeli government currently provides tax and capital investment incentives to domestic companies, as well as grant and loan programs relating to research and development, and marketing and export activities. In recent years, the Israeli Government has reduced the benefits available under these programs and the Israeli Governmental authorities have indicated that the government may in the future further reduce or eliminate the benefits of those programs. In connection with the increased defense expenses due to the Israel-Gaza war and other hostilities in Israel since October 2023, additional budget cuts could be implemented, resulting in termination or reduction of grants and other benefits. We may take advantage of these benefits and programs in the future, however, there is no assurance that such benefits and programs would continue to be available in the future to us. If such benefits and programs were terminated or further reduced, it could have an adverse effect on our business, operating results, and financial condition.

The Israeli government grants that we received require us to meet several conditions, may restrict our ability to manufacture our Deep TMS systems and transfer relevant know-how outside of Israel and require us to pay royalties, including increased royalties if we manufacture our Deep TMS systems outside of Israel or payment of a redemption fee if we transfer relevant know-how outside of Israel.

We have received royalty-bearing grants from the government of Israel through the Israel Innovation Authority (IIA) (formerly the Office of the Chief Scientist of the Ministry of Economy and Industry), for the financing of a portion of our research and development expenditures in Israel. When know-how is developed using IIA grants, the Encouragement of Research, Development and Technological Innovation in Industry Law 5744-1984, or the Innovation Law, the IIA’s rules and guidelines as well as the terms of each of these grants, impose an obligation to pay royalties from any income deriving from a product developed, in whole or in part, directly or indirectly, in the framework of a research and development program funded by the IIA, including any derivatives and related services. Therefore, we are required to pay low single-digit royalties on the sale of those of our products developed with this funding, which payments shall not exceed, in the aggregate, the amount of the grant received (in U.S. dollars), plus interest at an annual rate based on LIBOR. In addition, the Innovation Law restricts our ability to manufacture our products, and transfer know-how developed as a result of the IIA’s funded research and development, outside of Israel. In certain cases, transfer of the IIA funded know-how outside of Israel requires pre-approval by the IIA, which may also impose certain conditions, including payment of a redemption fee calculated according to the formulas provided in the IIA’s rules and guidelines, or the Redemption Fee, which differentiate between certain situations (while in no event will the Redemption Fee be more than six (6) times the grants received from the IIA plus interest). In addition, we may need or deem it beneficial to us to manufacture our products outside of Israel, in which case prior approval from the IIA is required (such approval is not required for the transfer of less than 10% of the manufacturing capacity in the aggregate), and we would be required to pay royalties at an accelerated rate and would be subject to payment of increased royalties, as defined under the IIA’s rules and regulations (up to, in the aggregate, 300% of the amount of the grant received (dollar linked), plus interest at annual rate based on LIBOR, depending on the manufacturing volume that is performed outside Israel less royalties already paid to the IIA). Accordingly, we may be limited in our ability to manufacture outside of Israel, and the manufacture of our products outside of Israel could have a material adverse effect on our business and results of operations.

The IIA has also published rules and guidelines with respect to the grant to a foreign entity of the right to use know-how that was developed using the IIA’s grants, or Funded Know-How, in a manner that does not entirely prevent the IIA funded company from using the Funded Know-How, which include a requirement to receive the IIA’s prior approval. This approval is subject to payment to the IIA in accordance with the formulas stipulated in these rules.

In addition, we may transfer Funded Know-How to another Israeli company, provided that the acquiring company assumes all of our responsibilities toward the IIA (the transfer would still require IIA approval, and is subject to the obligation to pay royalties to the IIA from the income of such sale transaction, but will not be subject to the payment of the Redemption Fee).

The obligation to comply with the Innovation Law and with the IIA’s rules and guidelines (including with respect to the restriction of the transfer of Funded Know-How and manufacturing rights outside of Israel) remains in effect even after full repayment of the amount of royalties payable pursuant to the grants. Once a Redemption Fee is paid on a transfer of Funded Know-How outside Israel, all obligations towards the IIA (including the royalty obligation) cease. We are also subject to reporting obligations towards the IIA including submitting during the R&D approved program period periodic reports pertaining to the progress of research and development, submitting reports on income derived from products developed using grants from the IIA and, in certain circumstances, reports regarding change in the holding in our company and change of control. Furthermore, in the event of any change of control or any change in the holding of voting rights or rights to appoint directors or the CEO a result of which any non-Israeli citizen or non-Israeli resident becomes an “Interested Party” in our company, the non-Israeli citizen or non-Israeli resident shall comply with all the restrictions imposed on us and our obligations pursuant to Innovation Law and the IIA’s rules and guidelines. See “Management—Internal Auditor” for definition of Interested Party. In addition, the government of State of Israel may from time to time audit sales of products that it claims incorporate technology funded via IIA programs, and this may lead to additional royalties being payable on additional product candidates. Moreover, under certain circumstances, further offerings of our shares to the public in any stock exchange whether in Israel or abroad, is subject to the approval of the IIA.

These restrictions may impair our ability to enter into agreements covering IIA Funded Know-how without the approval of the IIA, and we cannot be certain that such approval will be obtained on terms that are acceptable to us, or at all. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of know-how developed with IIA funding pursuant to a merger or similar transaction, or in the event we undertake a transaction involving the licensing of the IIA’s Funded Know-How, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the IIA. Any approval, if given, will generally be subject to additional financial obligations. Failure to comply with the requirements under the IIA’s rules and guidelines and the Innovation Law may subject us to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings.

Enforcing a U.S. judgment against us and our current senior management and directors, or asserting U.S. securities law claims in Israel, may be difficult.

We are incorporated in Israel. Our directors and some members of our management reside in Israel (and most of our assets reside outside of the United States). Therefore, a judgment obtained against us or any of these persons in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States, and may not be enforced by an Israeli court. It may also be difficult to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.

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

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions (see Exhibit 2.3 attached to this Annual Report). These provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control, and therefore would potentially depress the price of the ADSs.

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

We have entered into assignment of invention agreements with our employees who engage in research and development pursuant to which such individuals agree to assign to us all rights to any inventions created during and as a result of their employment or engagement with us. A significant portion of our intellectual property has been developed by our employees in the course and as a result of their employment by us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the scope of his or her employment with a company and as a result thereof are regarded as “service inventions,” which belong to the employer absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no agreement between an employer and an employee with respect to the employee’s right to receive compensation for such “service inventions,” the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her service inventions and the scope and conditions for such remuneration. Israeli case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. In order to determine the scope and validity of such wavier, the Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration (but rather uses the criteria specified in the Patents Law). As such, and although our employees have agreed to assign to us service invention rights, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

The government tax benefits that we currently are entitled to receive require us to meet several conditions and may be terminated or reduced in the future.

Some of our operations in Israel may entitle us to certain tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, once we begin to generate taxable income. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is currently set at 23%. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we may receive in the future, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Technology Enterprise” is entitled to may not apply in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefits programs. See “Material Tax Considerations—Israeli Tax Considerations and Government Programs” for additional information concerning these tax benefits.

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

Risks Related to the ADSs and Ordinary Shares

The price of the ADSs may be volatile and may fluctuate due to factors beyond our control.

The share price of publicly traded medical device companies has been highly volatile and is likely to remain highly volatile in the future. The market price of the ADSs or Ordinary Shares on either The Nasdaq Global Market, or Nasdaq, or the Tel Aviv Stock Exchange, or TASE, may fluctuate significantly due to a variety of factors, including but not limited to, positive or negative results of testing and clinical trials by us, strategic partners, and competitors; delays in entering into strategic relationships with respect to development and/or commercialization of Deep TMS or entry into strategic relationships on terms that are not deemed to be favorable to us; technological innovations or commercial product introductions by us or competitors; changes in government regulations; developments concerning proprietary rights, including patents and litigation matters; public concern relating to the commercial value or safety of Deep TMS; financing or other corporate transactions; publication of research reports or comments by securities or industry analysts; general market conditions in the medical device industry or in the economy as a whole; or other events and factors, many of which are beyond our control.

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

The significant share ownership position of several of our officers, directors, and entities affiliated with certain of our directors, including Valor, may limit your ability to influence corporate matters.

Our officers, directors, and entities affiliated with certain of our directors beneficially own or control, directly or indirectly, approximately 35.46% of our outstanding Ordinary Shares as of March 31, 2025. Following a private placement of ADSs and warrants to purchase ADSs, consummated on November 5, 2024, Valor and its affiliates own ADSs representing in the aggregate approximately 13.86% of our outstanding share capital as of March 31, 2025 and Valor also holds currently exercisable warrants to purchase additional ADSs that, if exercised in full, will increase the aggregate holdings of Valor and its affiliates to 20.2% of our outstanding share capital as of March 31, 2025. Valor also has the right, among other rights, to designate (i) one nominee to our Board of Directors as long as it, together with its affiliates, beneficially holds at least 10% of our outstanding share capital or (ii) two nominees to our Board of Directors as long as it, together with its affiliates, beneficially holds at least 20% of our outstanding share capital. Accordingly, our officers, directors, Valor and their affiliates are able to significantly influence, though not independently determine, the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our Board of Directors, and the outcome of any proposed merger or consolidation of our company. These interests may not be consistent with those of our other shareholders. In addition, these persons’ and Valor’s significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of the ADSs and our Ordinary Shares.

Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying Ordinary Shares.

ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to the right of ADS holders to cancel their ADSs and withdraw the underlying Ordinary Shares. Temporary delays in the cancellation of the ADSs and withdrawal of the underlying Ordinary Shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of Ordinary Shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our Ordinary Shares. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying Ordinary Shares when they owe money for fees, taxes, and similar charges, and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Ordinary Shares or other deposited securities. See Exhibit 2.3 attached to this Annual Report.

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

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

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

Our Ordinary Shares have been traded on the TASE since January 4, 2007, and the ADSs have been traded on The Nasdaq Global Market since April 16, 2019. Trading in our securities on these markets takes place in different currencies (dollars on the Nasdaq and NIS on the TASE), and at different times (resulting from different time zones, different trading days, and different public holidays in the United States and Israel). The trading prices of our securities on these two markets may differ due to these and other factors. Any decrease in the price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

We do not have any current plans to pay dividends in the near term.

We do not have any current plans to pay any cash dividends in the near term. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of the ADSs will be the investors’ sole source of gain for at least the next several years. In addition, Israeli law limits our ability to declare and pay dividends, and may subject us to certain Israeli taxes. For more information, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

The price of the ADSs may rely on the research and reports of equity research analysts.

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

As a foreign private issuer whose shares are listed on The Nasdaq Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of The Nasdaq Global Market. Although we established a quorum requirement such that the quorum for any meeting of shareholders is two or more shareholders holding at least 33 and 1/3% of our voting rights, which complies with Nasdaq requirements, pursuant to the “foreign private issuer exemption” we established a quorum for an adjourned meeting, if the meeting is adjourned for lack of quorum, of two or more shareholders holding any percentage of our voting rights. We also follow Israeli corporate governance practice in lieu of Nasdaq Marketplace Rule 5635(c), which requires shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the shares or assets of another company), and prior to an issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants. Otherwise, we comply with the rules generally applicable to U.S. domestic companies listed on The Nasdaq Global Market. However, we may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on The Nasdaq Global Market may provide less protection than is accorded to investors of domestic issuers.

By contrast, under the Israeli Companies Law, shareholder approval is required (subject to certain limited exceptions) for, among other things: (a) transactions with directors concerning the terms of their service (including indemnification, exemption, and insurance for their service or for any other position that they may hold at a company); (b) extraordinary transactions with controlling shareholders of publicly held companies; (c) terms of office and employment or other engagement of a controlling shareholder, if any, or such controlling shareholder’s relative; (d) approval of transactions with the company’s Chief Executive Officer with respect to his or her terms of employment, whether in accordance with the approved compensation policy of the company or not, or transactions with officers of the company not in accordance with the approved compensation policy; (e) approval of the compensation policy of the company for “office holders”(as such term is defined in the Israeli Companies Law); and (f) certain private placements involving the issuance of 20% or more of our total voting rights, or private placements as a result of which a person will become a controlling shareholder of the company. In addition, under the Israeli Companies Law, a merger requires approval of the shareholders of each of the merging companies.

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly, and current reports, and financial statements with the SEC as frequently or as early as domestic companies whose securities are registered under the Exchange Act.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting, and other expenses.

We are a foreign private issuer, and therefore are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our Ordinary Shares and ADSs (calculated together) must be owned of record, directly or indirectly, by non-residents of the United States or (b)(i) a majority of our senior management or directors may not be U.S. citizens or residents, (ii) more than 50 percent of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we were to lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors.

We may incur increased costs as a result of operating as a public company in the United States, and our management may be required to devote substantial time to new compliance initiatives.

As a public company whose ADSs are listed in the United States, and particularly as we no longer qualify as an emerging growth company and/or may lose our foreign private issuer status, we incur accounting, legal and other expenses that we did not incur prior to our listing on Nasdaq and registration with the SEC, including costs associated with our reporting requirements under the Exchange Act. We also incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), as well as rules implemented by the SEC and The Nasdaq Global Market, and provisions of Israeli corporate law applicable to public companies, and the rules of the TASE. These rules and regulations may increase our legal and financial compliance costs, introduce new costs such as investor relations, increased insurance premiums and stock exchange listing fees, and may make some activities more time-consuming and costly. Our board members and other personnel may need to devote a substantial amount of time to these initiatives. We are constantly evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

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

Our management is required to assess the effectiveness of our internal controls and procedures and disclose changes in these controls on an annual basis. Additionally, as we are no longer an emerging growth company effective December 31, 2024 and are deemed to be an accelerated filer, pursuant to Section 404(b) of the Sarbanes-Oxley Act we are required to include an auditor attestation on our internal control over financial reporting in the annual report.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. To maintain the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we expect that we will need to continue enhancing existing, and possibly implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. The process of evaluating our internal control over financial reporting will continue to require an investment of substantial time and resources, including by our Chief Executive Officer, Chief Financial Officer and other members of our senior management. The determination and any remedial actions required could divert internal resources and take a significant amount of time and effort to complete and could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion or issues an adverse opinion in its attestation as to the effectiveness of our internal control over financial reporting required by Section 404(b), investors may lose confidence in the accuracy and completeness of our financial reports and the trading price of the ADSs and Ordinary Shares could be negatively affected. We could also become subject to investigations by Nasdaq or the TASE, the SEC or other regulatory authorities, which could require additional financial and management resources.

Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

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

Our legal and commercial name is BrainsWay Ltd. We are a public company that was incorporated under the laws of the State of Israel in November 2006. We completed our initial public offering on the TASE on January 4, 2007, and on April 16, 2019 we completed the listing of the ADSs on The Nasdaq Global Market. Our Ordinary Shares are currently listed on the TASE under the symbol “BWAY”, and the ADSs are currently listed on The Nasdaq Global Market under the symbol “BWAY”. Our Israel-based principal executive offices are located at 16 Hartum Street, RAD Tower, 14th Floor, Har HaHotzvim, Jerusalem 9777516, Israel, and our telephone number is +972-2-582-4030. We also have U.S. offices located in Boston and plan to move to New Jersey.

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

Our capital expenditures for the years ended December 31, 2024, 2023, and 2022 were approximately $3.8 million, $2.3 million and $1.7 million, respectively. Our current capital expenditures primarily involve purchase of equipment and system components in both Israel and the United States. Our research and development costs for the years ended December 31, 2024, 2023, and 2022 amounted to $7.2 million, $6.7 million and $7.7 million, respectively. These research and development costs primarily consisted of expenses incurred in connection with the development of our existing and future indication pipeline, and the development of our Deep TMS system. We expect our capital expenditures and research and development costs to remain significant as we continue our research and development efforts and advance our existing and planned clinical pipeline, in the United States and other strategic markets. We anticipate our capital expenditures and research and development costs in 2025 to be financed from our existing cash and cash equivalents, including the proceeds from the private placement of ADSs and warrants that closed on November 5, 2024, and from our ongoing sales and leases of our Deep TMS systems. For the near future, our investments will mainly remain in the United States and Israel, where our operations and research and development facilities are currently located.

B.	Business Overview

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. We are dedicated to leading through superior science and building on what we believe to be an unparalleled body of clinical evidence. We are the first and only TMS company to be cleared by the U.S. Food and Drug Administration (FDA) for three separate mental health disorder indications based on clinically proven efficacy as demonstrated in pivotal randomized placebo-controlled studies. Current indications include major depressive disorder (MDD) (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder (OCD), and smoking addiction.

We have also received CE Mark for a variety of psychiatric and neurological indications. We are focused on increasing global awareness of and broad access to Deep TMS. Deep TMS uses magnetic pulses to stimulate neurons and consequently modulates the physiological activity of the brain. Our technology can either increase brain activity in neuronal networks which are hypoactive, or alternatively decrease brain activity in neuronal networks which are hyperactive. Our proprietary electromagnetic coils, which we refer to as H-Coils, are designed to safely stimulate deep and broad brain regions, which we believe provides an advantage over other available TMS products, which we refer to collectively as Traditional TMS, that generally use a “figure 8” design. In the United States, we sell our Deep TMS system for the treatment of MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression) and OCD and have also been marketing our products for the treatment of smoking addictions since 2023. We believe that our Deep TMS technology has the potential to be safe and effective for the treatment of a wide range of additional psychiatric, neurological, and addiction disorders. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway or planned.

MDD is a common and debilitating mental disorder characterized by physiological symptoms, such as sleep disturbance and changes in appetite, emotional symptoms, such as sadness, despair, emptiness, self-hate, and critique, and cognitive symptoms, such as difficulty concentrating, memory dysfunction, suicidal thinking, and faulty judgment of reality. According to a 2018 study cited by the World Health Organization (WHO), depression affects approximately 300 million people worldwide, with the rate of depression increasing in developed countries. The U.S. National Institute of Mental Health (NIMH) estimates that 21.0 million adults in the United States suffer from a major depressive episode in 2021. Based on 2006-2007 data from the Sequenced Treatment Alternatives to Relieve Depression (STAR*D) study, we estimate that approximately 7 million adult MDD patients in the United States are considered treatment-resistant (i.e., do not achieve remission after four trials of anti-depressant medication), of which we estimate that approximately 6.3 million or more are currently eligible to receive reimbursement for Deep TMS from either governmental or private insurers. Assuming a course of treatment per patient of 33 treatment sessions and a price paid to us per treatment session of $70 (which has historically served as our benchmark price per treatment session), we believe our total annual addressable market opportunity for MDD in the United States is approximately $14.6 billion.

Comorbid anxiety symptoms are common in patients with major depressive disorder. Between sixty and ninety percent of patients with depression have moderate to severe anxiety. As noted above, in the United States, an estimated 21.0 million adults experienced at least one major depressive episode in 2021. Therefore, considering the rate of comorbidity, we estimate that 12.6 to 18.9 million adults experience moderate to severe anxiety in addition to their primary diagnosis of depression. Common anxiety symptoms include nervousness, feelings of panic, increased heart rate, rapid breathing, sweating, insomnia, trembling, and difficulty focusing or thinking clearly. The economic burden in the United States for major depressive disorder totaled $333 billion per year between 2010 and 2018.

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

Smoking is one of the leading causes of death in developed countries. The addiction to nicotine, similar to the addiction to drugs and alcohol, involves modulation of the brain reward system and causes uncontrollable desire to smoke. 480,000 U.S. adults die from smoking each year. Cigarette smoking has been found to harm nearly every organ system in the body and is the leading cause of preventable death in the U.S. and of disease burden worldwide (Rostron, BL, Chang CM, Pechacek TF. Estimation of cigarette smoking-attributable morbidity in the United States, JAMA Intern Med. 2014;174(12):1922-1928). According to the CDC, approximately 28.3 million U.S. adults smoked cigarettes in 2021, with 68% stating they want to quit and 55% actually attempting to quit. Of those attempting to quit, 7.6 million made a serious attempt to quit (i.e., using medication or counseling). Of those smokers attempting to quit either with or without medical assistance, 2.9 million were successful. Reimbursement is not currently available for Deep TMS for smoking addiction, and it is therefore premature to assess the amount of money our customers might be able to collect from potential payors, and willing to pay us, for treatment for this indication. That said, assuming a course of treatment per patient of 18 treatment sessions, and assuming an average price paid to us per treatment session of $50, we believe our total annual addressable market opportunity for smoking addiction in the United States is approximately between $3.9 and $4.1 billion.

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

In August 2022, based on a randomized, double-blind, controlled multicenter, non-inferiority study of our H1 and H7 Coils, the Company’s MDD clearance, which had previously applied to its H1 Coil, was extended to also apply to its H7 Coil. The Deep TMS H7 Coil had been previously cleared for use in treating obsessive-compulsive disorder since 2018, and with this new clearance it can be marketed for the treatment of MDD (including anxious depression). The FDA’s grant of clearance was based on its review of successful results from a randomized, double-blind, controlled multicenter trial completed by the Company. The study, which included 144 subjects, found overall efficacy rates for the H7 Coil that were comparable to those achieved with BrainsWay’s H1 Coil.

Following receipt of this clearance, a publication of the study in The Journal of Clinical Investigation (JCI) Insight included a retrospective analysis of the study results which identifies preliminary predictors that could help optimize treatment based on individual patients’ attributes. This analysis examined clinician rating scales and EEG data revealing intriguing differences between the patient treatment of the two coils. Categorizing patients according to “clusters” of clinical depressive and anxiety baseline symptoms derived from a subset of the Hamilton Depression Rating Scale (HDRS-21) resulted in two subject groups: One with higher severity of the cluster, which on average responded better to the H1 Coil, and another with lower severity of the cluster, which on average responded better to the H7 Coil. This analysis also showed that brain activity measured during the first treatment session correlated with the clinical outcomes ultimately achieved after the full course of treatment. This finding suggests that specific brain patterns observed in an individual’s response to either coil during the early stages of treatment might be predictive of the longer-term outcome of treatment with that coil.

In May 2024, the FDA cleared an expansion of our existing MDD clearance allowing for the treatment of patients with late life depression. The expanded clearance covers MDD patients ages 22 to 86, changing the previous upper age limit of 68. This expanded clearance makes our Deep TMS the first and only form of TMS indicated for the treatment of patients over the age of 68 suffering from MDD, including those with comorbid anxiety symptoms. Our application to the FDA included study data showing, for example, that MDD patients over 68 years of age who were treated with our H1 Coil demonstrated 69% and 62% response and remission rates, respectively, using the HDRS-21, and 65% and 35% response and remission rates, respectively, using the self-administered Patient Health Questionnaire-9 (PHQ-9).

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

We believe that Deep TMS represents a platform technology with the potential to treat a variety of other psychiatric, neurological and addiction disorders. We are actively conducting and/or planning clinical trials in new areas, including neurological and/or addiction disorders.

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

In Israel, in June 2022, for the first time the Israeli Ministry of Health has approved coverage applicable to our Deep TMS system for the treatment of MDD. The inclusion of the treatment within Israel’s health basket of essential medical services means that the country’s health funds must now make the treatment available to qualifying patients free of charge. Qualifying patients include adults over the age of 21 with depression who either have not responded to two prior antidepressants or are intolerant to other treatment alternatives. Coverage may be provided for up to 40 treatment sessions, which are to be administered in hospitals. Moreover, in Australia, in November 2021, for the first time, coverage applicable to Deep TMS for MDD was granted for adults over the age of 18. Coverage in Australia is available for 35 treatment sessions.

The United States is our primary and most strategic market, representing approximately 81% of our revenues for the year ended December 31, 2024 and approximately 75% of our revenues for each of the years ended December 31, 2023 and 2022. We operate in the United States through our wholly owned subsidiary, BrainsWay USA Inc, as a direct marketing and sales channel, where we currently have existing sales, marketing, and support infrastructure. We generate revenue from various flexible pricing models that are designed to maximize market penetration. For the year ended December 31, 2024, we generated revenues in the United States of $33.2 million, an increase of 38.9% as compared to $23.9 million for the year ended December 31, 2023.

On a consolidated basis, we generated revenue from leasing, one of our two main categories of activity, of $14.5 million, $8.5 million and $9.2 million for the years ended December 31, 2024, 2023 and 2022, respectively. Our revenue from sales, our other main category of activity, was $22.4 million, $20.4 million and $16.2 million for the years ended December 31, 2024, 2023 and 2022, respectively. Our revenue from sale-related and other services, was $4.1 million, $2.9 million and $1.8 million for the years ended December 31, 2024, 2023 and 2022, respectively.

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

We have developed a number of H-Coils with differing configurations, building upon our technology with important changes for each coil. For different regions of the brain which are known to be associated with specific brain disorders, we offer different H-Coils that are designed to influence the neurological networks of those regions. For example, we have two H-Coils, targeting different brain regions, that may be used for MDD (including anxious depression), one H-Coil used for OCD, and one H-Coil used for smoking addiction. Some of our H-Coils are also able to treat more than one indication. The H-Coils transmit pulses which are generated by a power supply, known as a stimulator. We developed our own proprietary stimulator that is more advanced than our previously used third-party stimulator and improves our approved Deep TMS systems through its user-friendly software interface and other features. We expanded our FDA clearances in MDD, OCD, and smoking addiction, which had previously applied to our older model systems with third-party stimulators, to also include current systems which incorporate our proprietary stimulator. In addition, we are currently developing and initiated clinical testing of our next generation multichannel device, which includes our patented “rotational field” TMS or “Deep TMS 360°™” technology. The patented multichannel aspect of this technology allows for simultaneous modulation of different areas of the brain with independent stimulation parameters, and the patented rotational field aspect employs a method of stimulation that enables activation of a greater number of neurons in the brain via two orthogonal TMS coils which are placed perpendicular to each other and operated with a time lag in order to induce a circularly rotating electric field. This enables stimulation of neurons in various orientations, in contrast to currently available TMS devices which stimulate only neurons parallel to the induced field. We recently launched two new feasibility studies involving this next generation device, one in the neurological field of post-stroke rehabilitation, and the other for OCD using an accelerated protocol. Furthermore, in an August 2024 article in the Brain Stimulation Journal, our first pilot data on the efficacy of our rotational field technology was published. This feasibility study involved 12 depression patients and compared the efficacy of our rotational field helmet with that of our H7-Coil. Albeit via a small sample size, the data demonstrated significantly greater improvement with the rotational field helmet in the depressive symptoms as reflected by the HDRS-17 rating scale compared to the H7-Coil. We plan to further study the safety, efficacy and various possible applications for this next generation technology and believe it has the potential to make our Deep TMS systems even more attractive to clinicians, researchers and patients.

Our Deep TMS system is comprised of the various key components, as illustrated below. Each system can accommodate two helmets, and a third helmet can be incorporated using a separate auxiliary stand.

The key components of our Deep TMS system are:

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

The training for operation of a Deep TMS system is relatively simple and generally requires a day of training which includes classroom lectures as well as a number of hours of practice providing treatment. The OCD and smoking training protocols also include tailored provocation procedures tailored to provoke the specific obsessions, compulsions, or addictions, as relevant, of the subject.

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

We are the only manufacturer of a TMS device to have been cleared by the FDA for three separate mental health disorder indications based on clinically proven efficacy which was demonstrated in pivotal randomized placebo-controlled studies conducted on the device: MDD, for which our H1 Coil device was cleared by the FDA in 2013, (and which clearance was expanded in August 2021 to include reduction of comorbid anxiety symptoms, or anxious depression, and then again in May 2024 allowing for treatment of MDD patients ages 69-86) and for which our H7 Coil received 510(k) clearance from the FDA in August 2022; OCD, for which our device was classified by FDA as a Class II device in a de novo classification in August 2018; and smoking addiction, for which our device was cleared for short term treatment in August 2020. For MDD (including anxious depression), we are one of only two TMS companies that have performed clinical studies supporting an FDA clearance. For OCD, we are the only company to have received such clearance based on clinical data from a pivotal study on the device. We remain the only company to have proven clinical efficacy for OCD based on a randomized, double-blind, placebo-controlled, multicenter trial, while other competitors that have since obtained FDA clearance for this indication, have done so in part relying on our clinical data. For smoking addiction, and indeed addictions generally, we are the first and only TMS company to have received FDA clearance.

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

We have an established commercial footprint in the United States for Deep TMS for MDD, including our own sales, marketing, and support employees. We estimate that over 90% of total private insurer covered lives in the United States have coverage for reimbursement of MDD treatment with Deep TMS. In addition, our MDD treatment with Deep TMS is eligible for reimbursement from all Medicare Administrative Contractors (MACs), and our OCD treatment is currently covered by one of the seven MACs. We are also currently selling Deep TMS for MDD in Canada, Europe, Asia, India, Israel, and certain other countries. We received reimbursement coverage applicable to Deep TMS in Australia in November 2021 and in Israel in June 2022. We are also increasing our commercialization efforts for Deep TMS for OCD. Our installed base of Deep TMS systems for MDD facilitates faster expansion into OCD because clinicians who already have a Deep TMS system only need to lease or purchase an add-on arm and helmet to the existing system. In 2021, for the first time, several payors issued policies and coverage determinations allowing for reimbursement coverage applicable to Deep TMS for OCD, with over 90 million covered lives in the U.S. eligible for coverage as of March 2024. Positive coverage decisions for Deep TMS for OCD have been issued by Centene Corporation (with 26 million covered lives), Health Care Service Corporation (HCSC) (with 17 million covered lives), TriCare (with 9.6 million covered lives), Cigna Corporation (with 17 million covered lives), Highmark (with 6.8 million covered lives), Premera (with 2.6 million covered lives) and LifeWise (with 2.2 million covered lives). Additionally, one of the seven Medicare Administrative Contractors (MACs) in the US, Palmetto GBA, published a final Local Coverage Determination (LCD) in 2022 extending coverage applicable to Deep TMS for OCD. While the criteria for this emerging Deep TMS for OCD coverage varies with each payor, generally, coverage requires the failure of between two and four medication trials before qualifying for reimbursement. Our strategy is to look for ways to facilitate increased coverage for OCD treatment by more payors, including both commercial and governmental. After the receipt of FDA clearance for our Deep TMS product for smoking addiction, we initiated a clinical data collection effort to facilitate a long-term commercial plan for this product.

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

Our clinical studies, including various feasibility studies, suggest that our Deep TMS system has the potential to serve as a platform technology that can address a potentially wide variety of other psychiatric, neurological, and addiction disorders by using the appropriate H-Coil structure for different targeted brain regions. We are the first and only TMS company to be cleared by the FDA for three separate mental health disorder indications based on clinically proven efficacy as demonstrated in pivotal randomized placebo-controlled studies. Current indications include MDD, OCD, and smoking addiction. Moreover, in August 2021, we received 510(k) clearance from the FDA expanding our MDD indication to also include treatment of depressed patients for the reduction of comorbid anxiety symptoms (commonly referred to as anxious depression). In 2021 we also received a clearance for a shortened three-minute depression protocol and a labeling expansion for anxious depression through subsequent 510(k) clearances. In 2022, the FDA extended the clearance of our H7 Coil to include the treatment of MDD (including anxious depression). Our shortened three-minute depression protocol, however, continues only to apply for our H1 Coil. In 2024, we received FDA clearance for an expansion of our existing MDD clearance allowing for the treatment of patients within the 69-86 age range suffering from late life depression.

Beyond our existing indications, we are also considering further clinical trials in other neurological and/or addiction areas.

Our Strategy

We are currently focused on expanding the commercialization of Deep TMS with respect to MDD, OCD and smoking addiction. In September 2021, we received a 510(k) clearance from the FDA for expansion of our Deep TMS MDD treatment also to include treatment for reduction of anxiety symptoms, commonly referred to as anxious depression. In August 2022, we received FDA clearance for treating anxious depression with our H7 Coil, which had been previously cleared for treating OCD. In May 2024, we received FDA clearance for an expansion of our existing MDD clearance allowing for the treatment of patients within the 69-86 age range suffering from late life depression. In addition, we are actively engaged in research for other potential applications for Deep TMS for patients suffering from neurological conditions and addictions. For each potential indication, we assess and evaluate our technology’s efficacy, safety, patent status, market potential, and development and regulatory pathways. Our systematic approach to evaluating and developing applications for Deep TMS allows us to continually build upon our clinical pipeline, and advance those applications with the greatest clinical effect and revenue potential. We also plan to advance other technological innovations in the neuromodulation space for the improvement of our products. For example, we are currently developing and initiated clinical testing of our next generation multichannel device, which includes our patented “rotational field” TMS or “Deep TMS 360°™” technology, allowing for simultaneous modulation of different areas of the brain and stimulation of neurons in various orientations to cover a greater number of neurons.

Specific elements of our strategy include the following:

●	Increase the full-scale commercialization of Deep TMS for MDD, OCD and smoking addiction

We are continuing to scale up our commercialization of Deep TMS for MDD as we seek to further penetrate the MDD market, including based on the FDA-cleared treatment to anxious depression (received in September 2021) and the H7 Coil cleared by the FDA in August 2022 for such treatment. We continue to focus our principal commercial activity on the U.S. market in light of the market size and wide range of insurance coverage. In addition, we continue our full-scale commercialization of Deep TMS for OCD, which is the first noninvasive medical device FDA-authorized for the treatment of OCD, with reimbursement coverage for this indication obtained since 2021 from payors covering over 90 million covered lives in the United States. After the receipt of FDA clearance for our products for smoking addiction, we initiated a clinical data collection effort to facilitate and support the long-term viability of the commercial plan for this product.

●	Pursue additional indications and technological innovations for Deep TMS

We are considering expanding the application of Deep TMS to other areas including neurological and/or addiction disorders. We intend to progress these plans ourselves and through our relationships with third-party researchers and clinical institutions in conducting clinical trials for additional psychiatric, neurological, and addiction disorders. With this approach, we address psychiatric, neurological, and addiction disorders that we believe present some of the most promising market opportunities for Deep TMS.

●	Expand reimbursement coverage for Deep TMS for OCD, smoking addiction and other approved indications in the future

A key prerequisite to the successful market acceptance of Deep TMS is securing sufficient insurance/third-party payor coverage. The scope and level of coverage are also key factors in our ability to penetrate the market and to expand further use of our Deep TMS system by healthcare providers and facilities for the benefit of the larger patient population. Our MDD treatment with Deep TMS is widely eligible for reimbursement, including from Medicare, subject to the satisfaction of certain clinical criteria. We aim to achieve similar levels of reimbursement for Deep TMS for OCD. We also aim to secure coverage in various jurisdictions outside of the United States, For example in 2021 and in 2022, favorable coverage decisions applicable to TMS for MDD were issued in Australia and Israel, respectively. Although there is not currently any reimbursement for smoking addiction, in October 2023 the Clinical TMS Society, an influential peer group, published the first coverage recommendations for smoking. We believe that our ability to secure coverage from payors will be a key factor in the long-term success of this indication.

●	Develop innovative enhancements and features for our Deep TMS systems

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

We are working to expand our existing commercial footprint in Europe, Asia, Latin America, Australia, and the broader Middle East, and to pursue commercialization in additional markets. We currently have distribution and agent agreements in various territories, including, notably, Canada, Italy, Spain, Czech Republic, Japan, South Korea, Taiwan, Thailand, Greece, and India. In Israel, we directly distribute to our customers.

We obtained regulatory approval with the Pharmaceuticals and Medical Devices Agency (PMDA) in Japan, which is a precondition to receiving reimbursement coverage under the Japanese National Health Insurance Plan. After working extensively with our Japanese distributor with the relevant bodies in Japan, in 2024 we succeeded in updating the guidelines issued by the Japanese Society of Psychology and Neurology to include coverage for Deep TMS. Commercial sales of our systems thus commenced in 2024, and our Japanese distributor has initiated a Post Marketing Study (PMS) in Japan to assess the efficacy and safety of our treatment on the local population, which is a required commercialization criteria for this territory.

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

MDD is a recurrent disease and follows a fluctuating course over an individual’s lifetime, with periods of remission and relapse. If an initial episode of MDD is resolved, the return of depressive symptoms during the first nine months thereafter is referred to as a relapse of the illness and is generally considered to be part of the same depressive episode. When depressive symptoms return more than twelve months after the initial episode of MDD is resolved, it is considered to be a recurrence of the illness and is deemed a new and distinct episode. A response to treatment is commonly measured as a clinically significant decrease in symptoms on a standardized rating scale from baseline scores. When a patient shows no or nearly no symptoms, the patient is referred to as being in remission. Experiencing one episode of MDD places an individual at an estimated 50% risk of experiencing an additional episode of MDD. Approximately 80% of those individuals who have experienced two episodes of MDD will experience an additional episode.

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

We focus on the population segment for whom conventional treatment (medicinal and/or psychotherapy) of MDD has not provided the required clinical response, as patients who are treatment-resistant are entitled to reimbursement for Deep TMS treatment. It is customary to assess that approximately half of the sufferers from the illness do not respond to the first medicinal treatment, and that one-third do not find conventional solutions to their suffering at all. In addition, even among patients who receive medicinal treatment that is found effective, many suffer from severe side effects that cause them to abandon the treatment and be left with their depressive condition. We aim to meet the enormous need of these groups of treatment-resistant patients and provide effective, non-medicinal treatment which is not accompanied by the systemic side effects of the medication on the one hand and the electroconvulsive therapy (ECT) treatments on the other hand (such as damage to memory).

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

A significant systematic review of the existing evidence linking serotonin levels to depression was published in Nature in July of 2022. The review concluded that “[t]he main areas of serotonin research provide no consistent evidence of there being an association between serotonin and depression, and no support for the hypothesis that depression is caused by lowered serotonin activity or concentrations.” The review, however, did not refute the body of evidence showing that randomized clinical trials (RCTs) comparing SSRIs to placebo have consistently demonstrated statistical significance in reducing depression. As such, there has not been an appreciable change in prescribing patterns. Thus, SSRIs are effective for some patients in treating depression, but there is a gap in understanding as to why.

Positive data published in May 2023 in the Journal of Psychiatric Research demonstrated compelling data with respect to the effectiveness of Deep TMS for MDD, showing a high response rate from patients in an average period of 16 sessions or 21 days after beginning treatment with Deep TMS.

A publication in October 2023 in the Psychiatry Research journal published new real-world post-marketing data demonstrating the efficacy of accelerated Deep TMS for the treatment of major depressive disorder (MDD). The standard FDA-cleared Deep TMS protocol involves one treatment session per day, five days a week for 4 weeks, followed by a maintenance period. However, there has been recent interest in “accelerated” dosing schedules which involve multiple sessions each day to allow for quicker overall treatment time. Data collected using this approach to treat depression was compiled from clinical sites and analyzed in this study. Key findings from this post-marketing study included data demonstrating efficacy of Deep TMS administered over multiple sessions each day to allow for quicker overall treatment time for depression patients. Following publication of these post-marketing results, in June 2024 we announced the launch of a prospective, randomized, controlled, multicenter clinical trial evaluating an accelerated treatment protocol for our Deep TMS system to treat MDD. The clinical trial is anticipated to enroll over 100 patients with MDD who will be split into two groups – one receiving a novel accelerated treatment protocol featuring an acute phase over several treatment days, and the other receiving the FDA-cleared standard-of-care protocol which entails an acute phase over several weeks. The design of this non-inferiority trial, which was determined in discussion with the FDA, aims to compare the outcomes achieved with the accelerated Deep TMS protocol versus the current standard-of-care Deep TMS protocol.

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

TMS has been used as an antidepressant therapy since 2008. Currently, TMS for MDD is generally recommended for treatment-resistant MDD patients. Until recently payors typically required that patients fail multiple antidepressant medications prior to receiving TMS; however, there has been a trend which continued in recent years to reduce the number of required failures to one or two medication failures before qualifying for TMS. Based on research showing that TMS is effective in treating depressive symptoms in patients earlier within the continuum of care, many payors have now reduced the number of prior failed medication trials needed to qualify for Deep TMS for MDD. Specifically, about 90 million covered lives in the US with commercial coverage now qualify for Deep TMS for MDD after two to three failed medication trials, and approximately 42 million lives in the US with Medicare reimbursement coverage qualify after just one to two failed medication trials.

Drug side effects play a decisive role in treatment selection and modification, as each class of drugs is associated with a host of side effects, some more severe or more common than others. For many patients, the side effects associated with pharmacological treatments for depression are a primary reason underlying low compliance and, subsequently, low efficacy of treatment. The most common side effects include gastrointestinal symptoms, sedation, insomnia, weight changes, sexual dysfunction, nervousness, sleep disruption, nausea, headaches, and cardiovascular or neurological effects. Side effects may also cause patients not to adhere to the treatment or to abandon it. On initiation of anti-depressant pharmacotherapy, close monitoring for response to treatment and development of side effects is essential. In addition, correlation was discovered between consumption of SSRI medications and actualization of suicidal thoughts in youth, and some SSRI group medicines require strict diets and medical supervision. In August 2022, the FDA has approved AUVELITY (dextromethorphan HBr -bupropion HCl) extended-release tablets for the treatment of MDD in adults. AUVELITY is the first and only oral N-methyl D-aspartate (NMDA) receptor antagonist approved for the treatment of MDD. The most common side effects of the recently approved NMDA treatment include dizziness, headache, diarrhea, somnolence, dry mouth, sexual dysfunction, and hyperhidrosis.

For TMS, however, no significant side effects have been observed, other than mild headaches for a short period of up to a few hours after the treatment, and rare instances of short seizures. The few side effects associated with TMS treatment is considered one of its main advantages. The most common side effect of Deep TMS treatment is short-lasting mild pain or discomfort around the site of coil application. This side effect usually only lasts during the first week of treatment. Other adverse reactions such as jaw and face pain, muscle pain, spasm or twitching, and neck pain were reported as mild or moderate and were also resolved shortly after treatment, as well as seizures in certain patients. The less severe side effects associated with Deep TMS make it an attractive option for patients.

Alternatives to pharmacological and TMS-based treatments include ECT, vagal nerve stimulation (VNS), and deep brain stimulation (DBS). ECT, the main psychotherapy alternative to TMS, is a therapy in which patients are administered brief electric currents through the brain. ECT is a noninvasive treatment carried out by a doctor under full anesthesia and muscle relaxant medicines, and patients often undergo partial hospitalization with recovery time lasting from hours to even days. While fewer treatment sessions are required (6-12 sessions) compared to TMS (20-30 sessions), each session lasts approximately an hour compared to the Deep TMS sessions that are typically about 20 minutes each. While ECT has high proven efficacy (70-75%) for patients with MDD, ECT’s potential for serious side effects, as well as negative stereotypes surrounding the treatment, often cause patients to be reluctant to undergo ECT. In addition, ECT affects the entire brain, including parts which do not need treatment, and may cause permanent cognitive damage, including memory loss. ECT may have significant and relatively severe side effects, the most common of which are cognitive and memory loss, changes in blood pressure, muscle pains, nausea, changes in mood, headaches, and pain or discomfort. ECT is currently approved for treatment-resistant depression, severe mania, schizophrenia, bipolar disorder, aggression or agitation in patients with dementia, and catatonia. It is provided usually in cases of severe MDD, where medicinal treatment is ineffective or impossible and in instances where the depression constitutes a risk to the life of the patient.

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

Use of H7 Coil for treatment of MDD

Our randomized, double-blind, controlled multicenter, non-inferiority study of our H1 and H7 Coils trial, which included 144 subjects, found overall efficacy rates for the H7 Coil which were comparable to those achieved with our H1 Coil. Based on this trial, our MDD clearance, which had previously applied to our H1 Coil, was extended by the FDA to also apply to our H7 Coil, which until this clearance was used only for treatment of OCD.

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

Market Information

Despite variances in estimates of the incidence of the disorder, we believe that a majority of research reports that 2% of the global population suffers from OCD sometime during their lifetime. According to the National Institute of Mental Health, approximately 1.2% of the adult population in the United States suffers from OCD over their lifetime. Based on these data, we estimate that approximately 3.1 million adults in the United States suffer from OCD annually, and approximately half (i.e., 1.5 million) are treatment resistant. Of the total OCD population, 50.6% of cases are characterized as having severe impairment. Another 34.8% of adults with OCD had moderate impairment, and 14.6% had mild impairment. The average age of onset is 19 years old.

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

Deep TMS for OCD — Our Clinical Trials

Phase III Trial Measuring Efficacy and Safety

We completed a Phase III trial at 11 sites in the United States, Israel, and Canada to test the efficacy and safety of Deep TMS as a treatment for OCD, which was conducted from 2014 through 2017. In this trial, Deep TMS met its safety and efficacy endpoints and based on these results, we filed a de novo application to the FDA for the Deep TMS (using our H7 Coil) in this indication. In August 2018, the FDA classified and granted marketing authorization for Deep TMS as an adjunct treatment for adult patients with OCD to be used together with other first-line therapies.

(a)	Trial Design

This double blind, placebo-controlled trial tested the efficacy and safety of Deep TMS in the treatment of 94 treatment-resistant OCD patients. Enrolled subjects were randomized to either treatment with active Deep TMS or a sham. Deep TMS for OCD was used for all treatment sessions, each of which lasted 18.3 minutes. Our H7 Coil is specifically used in OCD treatment because it targets the anterior cingulate cortex, a region believed to be affected by OCD.

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

Figure 5. OCD Durability and Reduction in Unproductivity

Deep TMS for Smoking Addiction

Disease Overview

Smoking is one of the leading causes of death in developed countries. The addiction to nicotine, similar to the addiction to drugs and alcohol, activates the limbic system and causes uncontrollable desire to smoke. According to the World Health Organization (WHO), 1.3 billion people globally use tobacco, primarily cigarette smoking. Globally, more than 8 million people die from smoking each year: 7 million from direct use and 1.2 million from second-hand smoke. Approximately 34 million U.S. adults smoke cigarettes, and 480,000 die from smoking each year. Repeated nicotine use leads to tobacco use disorder (TUD), characterized by craving and withdrawal, compulsive use despite negative consequences, repeated relapses, and is associated with multiple health problems and failed attempts to cease. Smoking causes about 90% of all lung cancer deaths.

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

There are studies that indicate that combination of psychological support with pharmacotherapy may increase the chances to quit smoking. Although there is not currently any reimbursement coverage for TMS therapy as a treatment for smoking addiction, in October 2023, the Clinical TMS Society (CTMSS), an influential peer group, published the first coverage recommendations for smoking addiction treatment using TMS. With this new coverage guidance for insurers, CTMSS now recommends TMS coverage for individuals with a confirmed diagnosis of Tobacco Use Disorder (TUD) who failed two alternative treatment methods, cannot tolerate drugs, or have other comorbid medical conditions (secondary to TUD) such as COPD, artery disease and lung cancer.

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

The trial was a randomized, double-blind, multicenter study designed to evaluate the safety and efficacy of Deep TMS treatment as an aid in reducing cigarette smoking in individuals suffering from chronic smoking addiction. It was conducted at 14 sites, primarily in the U.S., and enrolled 262 eligible subjects randomized into two groups: an active treatment group treated with our proprietary H4 Coil targeting addiction-related brain circuits, and a sham control group. The primary endpoint of the study was a comparison between the two groups of the four-week continuous quit rate (CQR), representing abstinence during a consecutive four-week period. Weekly abstinence was defined as a subject’s self-report (in a diary) of no smoking, confirmed by urine tests indicating abstinence from smoking. The participants in the study were highly addicted to smoking, with a history of smoking on average for over 26 years and multiple failed attempts to quit. All of the subjects in the study had at least one prior unsuccessful attempt to quit smoking before being enrolled in the trial. Over 68% of the subjects had undertaken at least three prior unsuccessful attempts, and over 25% had undertaken at least five prior unsuccessful attempts.

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

Of the 169 participants in the study who actually completed three weeks of Deep TMS or sham treatment, plus the mandatory additional three weeks of follow-up (reaching the six-week endpoint), the CQR was 28.0% in the treatment group compared to 11.7% in the sham group (p=0.007). The primary endpoint was defined based on the CQR among those subjects who received at least one Deep TMS (or sham) treatment session and had at least one post-baseline assessment, even if not completing the treatment period. Within this cohort (ITT-E, which consisted of 234 participants and included dropouts) the CQR was 19.4% in the treatment group and 8.7% in the sham group (p= 0.0174).

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

Figure 7. Number of Cigarettes Smoked for Deep TMS and Sham Treatment Groups

Sales and Marketing

United States

The United States is our primary and most strategic market, representing approximately 81% of our revenues for the year ended December 31, 2024 and approximately 75% of our revenues for the years ended December 31, 2023 and 2022. We operate in the United States through our wholly owned subsidiary, BrainsWay USA Inc., as a direct marketing and sales channel, engaging in the marketing, sales, support, and logistics independently in the United States. As of December 31, 2024, we had 49 U.S. employees, including 47 sales, marketing and service/operations employees, 1 general and administrative employee, and 1 medical affairs employee.

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

As of December 31, 2024, approximately 43% of our global Deep TMS systems installed base for MDD utilized the fixed-fee lease model, and approximately 57% utilized the sales model. We generally commercialize Deep TMS for OCD utilizing a leasing or purchase model, and often as part of a combined offering with our MDD system.

Following our receipt of FDA clearance for smoking addiction, we completed controlled and limited market releases of our system for this indication, and are currently in the process of a clinical data collection effort to facilitate a long term commercial plan for this product.

The training for operation of our Deep TMS system is not complex and requires about a day of training which includes theoretical learning and a number of practical hours of practice of placing the helmet on the head of the patient and providing treatment. Deep TMS for OCD requires additional training on triggering the patient’s OCD symptoms prior to administration of the treatment. Similarly, Deep TMS for smoking addiction involves a provocation procedure which triggers each individual smoker’s craving for his or her preferred cigarette brand prior to the administration of therapy.

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

Commencing the year ended December 31, 2024, we increased our marketing efforts directed at large clinic networks or chains and enterprise accounts and on multi-unit sales. While these transactions account for an increasing portion of our installed-base and commercial pipeline, there is a correlating increased financial risk imposed by our reliance on these deals, particularly in the event of customer default or delays in payment. See the section titled “Risk Factors – Our long-term growth depends on our ability to increase market penetration and further commercialize Deep TMS, as well as develop enhancements and features to the Deep TMS system through our research and development efforts. If we fail to do so, we may be unable to achieve future growth.”

Outside of the United States

Approximately 19% of our revenues for the fiscal year ended December 31, 2024 and approximately 25% of our revenues for the fiscal years ended December 31, 2023 and 2022, were generated outside of the United States. A significant part of our sales outside the United States are made indirectly with local distributors and agents. Most of our sales outside the United States are made via the purchase model, although we lease some of our Deep TMS systems as well, and in Israel we have several sites who have enlisted under a pay-per-use model. Our primary focus is on selling to hospitals, medical centers and clinics dealing with the treatment of psychiatric neurological and addiction illnesses and disorders.

Our non-U.S. sales are managed both by our internal team in Israel and by local agents in various countries. In Israel, we do not use a distributor and our sales team distributes directly to our customers. We have exclusive distribution agreements in various territories, including, notably, in Canada, Japan, South Korea, Thailand, Taiwan, the Philippines, Italy, Spain, Czech Republic, Greece and India, and are seeking new distribution partners for other strategic markets. Under our distribution agreements, the distributor typically receives an exclusive right to commercialize our Deep TMS system in the relevant territory. The exclusivity is contingent upon fulfillment of certain quotas, or pre-defined minimum orders of a number of systems per period. We have the right to cancel the exclusivity of the distributor if the distributor fails to fulfill the set targets. The distributor is required to pay us for each Deep TMS system installed in the territory.

The duration of these agreements varies between distributors and ranges between three and ten years. In territories in which we use a local distributor, the distributor is generally responsible for obtaining and maintaining the regulatory approvals required for marketing of Deep TMS systems in the territory and for the installation, training, and maintenance of the systems in the relevant territory. In Japan, we have obtained PMDA regulatory approval for our Deep TMS system, which is a precondition to receiving reimbursement coverage under the Japanese National Health Insurance Plan. After working extensively with our Japanese distributor with the relevant bodies in Japan, in 2024 we succeeded in updating the guidelines issued by the Japanese Society of Psychology and Neurology to include coverage for Deep TMS. Commercial sales of our systems thus commenced in 2024, and our Japanese distributor has initiated a Post Marketing Study (PMS) in Japan to assess the efficacy and safety of our treatment on the local population, which is a required commercialization criteria for this territory.

In October 2024, we received orders for 15 Deep TMS systems to be used by mental health centers in Taiwan and South Korea. In June 2024, we entered into an exclusive multi-year distribution agreement with a specialty distributor serving both the acute hospital and non-acute healthcare spaces with minimum quantity orders which increase successively over several years, starting with 11 Deep TMS systems to be ordered in 2024.

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

Our Clinical Pipeline

Set forth below is a table presenting the status of our currently planned clinical pipeline:

Additional Potential Deep TMS Applications

Our primary focus for additional potential applications for Deep TMS include neurological and/or addiction disorders. For instance, we announced pilot study results from a randomized, placebo-controlled, double-blind study on the safety and efficacy of Deep TMS in reducing alcohol consumption and craving in adults with Alcohol Use Disorder (AUD). Analyzing data from 46 subjects, the study demonstrated that subjects in the active group had an average of 2.9% heavy drinking days (defined as a day on which four or more drinks were consumed for women, or five or more drinks for men) compared to 10.6% heavy drinking days in the sham group. We are currently considering pursuing further alcohol treatment research including via our rotational field technology.

In December 2024, positive pilot data was released from an independent, third-party study conducted at Stanford University evaluating an accelerated protocol using our Deep TMS technology to treat AUD patients. The outcomes were reported in a publication in the Brain Stimulation journal titled, “Accelerated deep TMS in alcohol use disorder: A preliminary pilot trial targeting the dorsal anterior cingulate cortex increases neural target engagement and abstinence.” The study compared outcomes achieved in a residential treatment program on a group of AUD patients treated with our H7-Coil (n=5) using an “accelerated” protocol of multiple sessions of Deep TMS per day over several days, with those achieved in a previously collected sample of data from patients in the same program (n=39) who had undergone other forms of treatment not involving Deep TMS. In the follow-up period after treatment, subjects receiving accelerated Deep TMS showed notably better improvements when compared to those treated by other means. The better outcomes were seen in several important areas, including lower percentages of heavy drinking days (3% v. 22%) and regular drinking days (15% v. 28%), as well as lower relapse rates (60% v. 74%). The study also reported neuroimaging MRI changes in brain activity and connectivity in areas of the brain implicated in addiction disorders and believed to be predictive of AUD relapse. Shortly following publication of the pilot study, the U.S. National Institutes of Health (NIH) awarded approximately $1.5 million to the same research team to explore the efficacy of our Deep TMS system in treating substance use addictions, underscoring the possibility of utilizing Deep TMS as a noninvasive treatment modality within the broader addiction space.

We have conducted clinical trials evaluating Deep TMS for a variety of neurological and psychiatric conditions and believe further investigation could pave the way for marketing authorizations in new indications in the United States and expand the potential for treatment to a wider range of patients. Recent areas of focus include post-stroke rehabilitation and OCD treatment using an accelerated protocol, which we are currently exploring via 2 new feasibility studies utilizing our next generation “Rotational Field” TMS (or “Deep TMS 360°™”) system. Factors that contribute to how we prioritize the pursuit of certain clinical studies include, but are not limited to, the strength of our feasibility clinical data, market potential, required budget, and ease of conduct of the trial. However, there is no guarantee that we will ultimately be successful in obtaining marketing clearance for the indications prioritized for further study or any other new indications.

Competition

The industry for the treatment of mental health diseases, disorders, and other conditions is intensely competitive. Our currently marketed Deep TMS system is, and any future indications, expansions or new treatment methods we develop and commercialize will be, subject to intense competition. Our Deep TMS system for MDD competes with existing antidepressant drugs, other TMS therapies and to a lesser degree, more invasive treatments such as ECT, VNS, and DBS. Our Deep TMS system for OCD also competes with existing medications and other available treatments. The industry in which we operate is subject to rapid change and is highly sensitive to the introduction of new products or other market activities of current or new industry participants. Certain competitors may be larger and have greater resources than us, and may develop treatment options that receive faster regulatory approvals and/or are more rapidly adopted by clinicians and patients or may expand their operations by partnering with, or acquiring, healthcare providers, mental health clinic chains or other mental health service providers. Our competitors compete with us on the basis of efficacy and safety, regulatory approvals, price and availability of reimbursement from third-party payors, ease of use/administration of the treatment option, reputation, and market trends. Key competitive factors affecting the commercial success of the Deep TMS system are likely to be efficacy, safety and tolerability, reliability, convenience and time frame of administration, market acceptance of our products relative to alternative treatments, and availability and scope of reimbursement.

Competitors that sell other forms of TMS therapy for MDD include Neuronetics, MagVenture, Magstim, Neurocare (MAG & More), Cloud TMS, Nexstim, Yingchi Medical, Sebers, Magnus Medical, NeuroQuore, and BTL that compete directly with us. Their systems are typically based on traditional TMS utilizing a figure-8 coil and are generally FDA-cleared for MDD. MagVenture and Neuronetics have also received FDA clearance for OCD, although these competitors did not conduct randomized, controlled studies as a predicate to receiving such clearance. By contrast, our unique Deep TMS H-Coils are designed to address a number of different brain disorders. Several competitors have obtained 510(k) clearance for their TMS device for an OCD indication, using our de novo classification as a predicate device in their submission, and others may follow suit. We remain the only company to have proven clinical efficacy for this indication based on a randomized, double-blind, placebo-controlled, multicenter trial, while other competitors that have since obtained FDA clearance for this indication, have done so in part relying on our clinical data. BrainsWay remains the only company currently with marketing authorizations for MDD, OCD, and the treatment of smoking addiction.

Another competitive issue we face within the TMS field arises from increasing interest in “accelerated” dosing schedules which involve multiple sessions each day to allow for quicker overall treatment time. For example, one TMS competitor has developed a depression protocol involving 50 sessions of TMS over a 5-day period with the assistance of functional MRI targeting. This protocol, involving a total treatment period that is significantly shorter than traditional TMS protocols, has gained increasing commercial traction in the market. The appeal of the protocol has increased with the FDA’s grant of clearance in September 2022 to the TMS competitor offering the protocol, and with payors issuing specialized inpatient reimbursement codes applicable to the protocol. We accumulated our own data for several years demonstrating the potential efficacy of various accelerated Deep TMS protocols, followed by an October 2023 peer-reviewed publication in the Psychiatry Research Journal and our June 2024 launch of a prospective, randomized, controlled, multicenter clinical trial on accelerated Deep TMS for depression.

We also face competition from pharmaceutical and other companies that develop competitive products, such as antidepressant medications (including but not limited to a nasal spray utilizing the drug esketamine approved by the FDA for use in conjunction with an oral antidepressant), with certain competitive advantages such as widespread market acceptance, ease of patient use and well-established reimbursement. We also face competition from the SAINT™ Neuromodulation protocol (Magnus Medical), a brain stimulation technique for treatment of neuropsychiatric disorders, which received an FDA clearance for the treatment of MDD in adults who have failed to achieve satisfactory improvement from prior antidepressant medications in the current episode. Magnus Medical launched its SAINT Neuromodulation System in 2024 with this protocol being their main offering. In addition, we may face competition from ketamine, which is used as an anesthetic to treat a variety of brain disorders. Currently in clinical trials, there are a number of psychedelics including lysergic acid diethyamide (LSD), psilosybin, DMT, and methylendioxymethamphetatmine (MDMA) showing early promise in the treatment of mental health conditions like depression and PTSD. Our commercial opportunity could be reduced or eliminated if these competitors develop and commercialize antidepressant medications or other treatments that are safer, more effective or more convenient than Deep TMS. At any time, these and other potential market entrants may develop treatment alternatives that may render our products uncompetitive or less competitive. In addition, we could face competition by the recently approved AUVELITY (dextromethorphan HBr -bupropion HCl) extended-release tablets for the treatment of MDD in adults, which are the first and only oral N-methyl D-aspartate (NMDA) receptor antagonist approved for the treatment of MDD.

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

Intellectual Property

See “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses.”

Government Grants

As of December 31, 2024, we have received grants from the IIA in an aggregate amount of approximately $13.4 million. We are currently required to pay 3% royalties of sales of our Deep TMS products, which payment obligations do not currently exceed the amount of the grant received (in U.S. dollars), plus interest at an annual rate equal to the LIBOR rate. As of December 31, 2024, we have paid royalties to the IIA in an aggregate amount of approximately $6.2 million (including amounts in respect of accrued interest), with remaining outstanding royalties of up to $10.1 million.

In addition, we received from MAGNET approvals for grants in an aggregate amount of NIS 8.2 million (approximately $2.2 million based on the NIS to USD exchange rate as of December 31, 2024). There is no requirement to repay the grants or pay royalties thereon.

Manufacturing and Supply

We manage all aspects of product supply through our Jerusalem and/or U.S.-based operations teams. We manufacture our proprietary H-Coils and outsource the manufacture of certain components, including the stimulator, the computer controlling the stimulator, cooling system, the helmet, and the arm of the helmet, which are produced and tested to our specifications. We assemble Deep TMS systems at our headquarters in Jerusalem, U.S. warehouses and/or installation sites. In some cases, we rely on third-party providers to provide components used in existing products and we expect to continue to do so for future products. Our production activities also include manually assembling certain components of our devices for all required clinical and commercial quantities, and the integration of all components into a functioning Deep TMS system.

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

In order to mitigate the risks related to a single-source of supply, we qualify alternative suppliers when possible, maximize the use of commercial, off the shelf components and materials, minimize specialized or proprietary manufacturing processes, and develop contingency plans for responding to disruptions, including maintaining adequate inventory of any critical components. For further discussion of the risks related to our supply chain, see “Risk Factors – Our operations could be affected in the event of further geopolitical instability, war, supply chain disruptions, unfavorable market or political conditions, global pandemics or other outbreaks or other negative global trends or disruptions”. To date, the supply of finished products to our customers and clinicians has not been materially adversely affected as a result of component supply issues.

We are subject to extensive governmental regulation in connection with the manufacture of our devices. We must ensure that all of the processes, methods, and equipment are compliant with the current Quality System Regulations (QSR) for devices on an ongoing basis, mandated by the FDA and other regulatory authorities, and must conduct extensive audits of vendors, contract laboratories and suppliers. We comply with such regulatory requirements. Certain of our foreign marketing authorizations require compliance of said manufacturing process with the ISO 13485 standard and with the Medical Device Single Audit Program (MDSAP), with which we are compliant.

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

Recently, United HealthCare has updated their Medicare Advantage policy in states covered by National Government Services Medicare to allow non-physician practitioners, like nurse practitioners, to order and administer TMS Therapy to their patients with MDD in states where they have scope of practice to do so. Similarly, Aetna nationwide commercial plans (with 16.8 million covered lives), recently allowed TMS treatment to be ordered and administered by behavioral health nurse practitioners for patients with MDD, and has removed the previously required four-month psychotherapy trial before a patient becomes eligible to receive an initial course of treatment with TMS. BlueCross BlueShield of Michigan (with 4.7 million covered lives) and BlueCross BlueShield of Louisiana (with 1.1 million covered lives) have also issued healthcare policies updates reducing the number of failed medication trails from four down to two prior to TMS treatment eligibility.

In recent years there has been emerging reimbursement coverage for Deep TMS for the treatment of OCD, with over 90 million covered lives eligible for coverage as of March 2025. Positive coverage decisions for Deep TMS for OCD have been issued by Centene Corporation (with 26 million covered lives), Health Care Service Corporation (HCSC) (with 17 million covered lives), TriCare (with 9.6 million covered lives), Cigna Corporation (with 17 million covered lives), Highmark (with 6.8 million covered lives), Premera (with 2.6 million covered lives) and LifeWise (with 2.2 million covered lives). Additionally, one of the seven Medicare Administrative Contractors (MACs) in the US, Palmetto GBA, published a final Local Coverage Determination (LCD) in 2022 extending coverage applicable to Deep TMS for OCD. While the criteria for this emerging Deep TMS for OCD coverage varies with each payor, generally, coverage requires the failure of between two and four medication trials before qualifying for reimbursement. Our strategy is to look for ways to facilitate increased coverage for OCD treatment by more payors, including both commercial and governmental. In addition, there is currently an out-of-pocket market for our Deep TMS systems for OCD. Deep TMS for smoking addiction is not currently eligible for reimbursement. We plan to seek to obtain coverage as we progress in our commercialization for this indication. In October 2023 the Clinical TMS Society, an influential peer group, published the first coverage recommendations for smoking addiction, which we have highlighted as part of our efforts to educate payors.

The sale or lease of a medical device utilized for in-office medical treatments depend, in part, on the extent to which such treatments using that device will be covered by third-party payors, such as government healthcare programs (e.g., Medicare), private insurance, and managed healthcare organizations. Even if a third-party payor covers a particular treatment, the resulting reimbursement payment rates may not be adequate to cover a provider’s cost to purchase such medical device or ensure that purchase or lease will be profitable for the provider. Additionally, patients who are treated in-office for a medical condition generally rely on third-party payors to reimburse all or part of the costs associated with the treatment and may be unwilling to undergo such treatment in the absence of coverage and adequate reimbursement.

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

In the United States, there is no uniform policy of coverage and reimbursement among private third-party payors. Reimbursement rates from private payors vary depending on the procedure performed, the commercial payor, contract terms, and other factors. Private third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies, but also have their own methods and approval process apart from Medicare coverage and reimbursement determinations. Private insurance coverage for Deep TMS has traditionally required three to four failures of antidepressant medications. However, many payors have now reduced the number of prior failed medication trials needed to qualify for Deep TMS for MDD. Specifically, 194 million covered lives in the U.S. with commercial coverage now qualify for Deep TMS for MDD after two to three failed medication trials, and all Medicare Administrative Contractors (MACs) have issued Local Coverage Determinations (LCDs) qualifying approximately 62 million lives in the U.S. for Medicare reimbursement after just one to two failed medication trials.

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

In June 2022, for the first time, the Israeli Ministry of Health approved coverage applicable it our Deep TMS system for the treatment of depression. The inclusion of the treatment within Israel’s health basket of essential medical services means that Israel’s health funds must now make the treatment available to qualifying patients free of charge. Qualifying patients include adults over the age of 21 with depression who have either not responded to two prior antidepressants, or who are intolerant to other treatment alternatives. Coverage may be provided for up to 40 treatment sessions, which are to be administered in hospitals. In addition, in September 2024, the Israel Ministry of Defense’s Rehabilitation Department granted approval for the reimbursement of Deep TMS therapy for qualifying patients with PTSD at Israeli public hospitals. In Australia, in November 2021, for the first time, coverage applicable to Deep TMS for MDD was granted for adults over the age of 18. Coverage in Australia is available for 35 treatment sessions.

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

Our Deep TMS system is classified as a Class II medical device. For MDD, smoking addiction, and subsequently granted applications relating to MDD (including a 3-minute Theta Burst protocol, a labeling expansion to include reduction of comorbid anxiety symptoms among depressed patients and an expansion of the labeling for late-life MDD), we obtained FDA marketing authorization through the 510(k) clearance process. For OCD, we obtained FDA marketing authorization through the de novo classification process. Subsequent changes made to our Deep TMS system will be made through one or more of the various existing FDA review pathways.

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

De novo Classification Process

Medical device types that the FDA has not previously classified as Class I, II, or III are automatically classified as Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a new route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a substantially equivalent predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification process. This process allows a manufacturer whose novel device is automatically classified as Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. Prior to the enactment of the Food and Drug Administration Safety and Innovation Act, or FDASIA, in July 2012, a medical device could only be eligible for de novo classification if the manufacturer first submitted a 510(k) premarket notification and received a determination from the FDA that the device was not substantially equivalent to a predicate device. The FDASIA streamlined the de novo classification pathway by permitting manufacturers to request de novo classification directly without first submitting a 510(k) premarket notification to the FDA and receiving a “not substantially equivalent” determination. We obtained marketing authorization for the OCD indication for our Deep TMS system using the direct de novo request classification process. We have used the 510(k) clearance process to obtain authorization from the FDA for changes to our marketed Deep TMS system, including applications extending our clearances to our proprietary stimulator, and expansions to our MDD indication which now allow us to market a shorter 3 minute depression protocol as well the ability to market our MDD therapy for the reduction of comorbid anxiety symptoms among depressed patients, and we received an extension for the FDA clearance of our H7 Coil for treatment of MDD (including anxious depression). In June 2024, the FDA granted us an expanded indication for our Deep TMS system allowing for the treatment of patients with MDD ages 22 to 86, changing the previous upper age limit of 68. This represented our 10th FDA clearance and made our Deep TMS the first and only form of TMS indicated for the treatment of patients over the age of 68 suffering from MDD, including those with comorbid anxiety symptoms.

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

U.S. and Foreign Healthcare Laws and Compliance Requirements

Healthcare providers, physicians, and third-party payors play a primary role in the recommendation, prescription, and payment for medical treatments. A medical device manufacturer’s arrangements with third-party payors, providers, and patients may expose it to broadly applicable fraud and abuse and other healthcare laws and regulations that may affect its business or the financial arrangements and relationships through which it markets, sells and distributes its products. Even if a medical device manufacturer does not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal, and state healthcare laws and regulations are applicable to its business. In addition, portions of our business may be subject to the Health Insurance Portability and Accountability Act of 1996 (HIPAA). To the extent we provide any covered entity customers with services that involve the use or disclosure of protected health information (PHI) we may be required to enter into business associate agreements. Business associates are also directly liable for compliance with HIPAA. The laws that may affect a medical device manufacturer’s ability to operate include, but are not limited to:

●	the federal healthcare Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or providing remuneration (broadly interpreted to include anything of value), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order, or arrange for or recommend a good or service for which payment may be made, in whole or in part, under a federal healthcare program, such as Medicare and Medicaid. The government can establish a violation of the Anti-Kickback Statute without proving that a person or entity had actual knowledge of the law or a specific intent to violate. Moreover, the government may assert that a claim for reimbursement that includes items resulting from a violation of the federal healthcare Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Although there are a number of statutory exceptions and regulatory safe harbors to the federal healthcare Anti-Kickback Statute protecting certain common business arrangements and activities from prosecution or regulatory sanctions, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration to those who prescribe, purchase, or recommend medical device products, including discounts, or engaging individuals as speakers, consultants, or advisors, may be subject to scrutiny if they do not fit squarely within an exception or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability. Moreover, there are no safe harbors for many common practices, such as reimbursement support programs, educational or research grants, or charitable donations;

●	the federal civil False Claims Act (FCA), which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment of federal government funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. Private individuals, commonly known as “whistleblowers,” can bring FCA qui tam actions, on behalf of the government and themselves, and may share in amounts paid by the entity to the government in recovery or settlement. False Claims Act liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of $14,308 to $28,619 per false or fraudulent claim or statement. Many pharmaceutical and medical device manufacturers have been investigated and have reached substantial settlements under the FCA in connection with alleged off label promotion of their products and allegedly providing free products to customers with the expectation that the customers would bill federal healthcare programs for the product. In addition, a claim including items or services resulting from a violation of the federal healthcare Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. Moreover, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. There are also criminal penalties, including imprisonment and criminal fines, for making or presenting false, fictitious or fraudulent claims to the federal government;

●	the federal Physician Self-Referral Law, commonly known as the Stark Law, which prohibits physicians from referring Medicare and Medicaid patients to healthcare entities in which they or any of their immediate family members have ownership interests or other financial arrangements, if these entities provide certain designated health services reimbursable by Medicare or Medicaid, unless an exception applies. The Stark Law also prohibits entities that provide designated health services reimbursable by Medicare and Medicaid from billing the Medicare and Medicaid programs for any items or services that result from a prohibited referral and requires the entities to refund amounts received for items or services provided pursuant to the prohibited referral on a timely basis. Sanctions for violating the Stark Law include denial of payment, civil monetary penalties and exclusion from the federal healthcare programs. Failure to refund amounts received as a result of a prohibited referral on a timely basis may constitute a false or fraudulent claim and may result in civil penalties and additional penalties under the federal False Claims Act;

●	the federal Anti-Inducement Law (also known as the Civil Monetary Penalties Law), which prohibits a person from offering or transferring remuneration to a Medicare or State healthcare program beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of any item or service for which payment may be made, in whole or in part, by Medicare or a State healthcare program;

●	HIPAA, which prohibits and imposes criminal liability for, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal healthcare Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), and their implementing regulations, which imposes privacy, security, transmission, and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, including health plans, healthcare clearinghouses, and certain healthcare providers and their respective business associates that perform services on their behalf that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

●	the federal Physician Payments Sunshine Act, created under the PPACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program (with certain exceptions) to report annually to the United States Department of Health and Human Services information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers were also required to report information regarding payments and transfers of value provided to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives; and

●	foreign and state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by any non-governmental third-party payors, including private insurers; state laws that require device manufacturers to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; and other federal and state laws that govern the privacy and security of health information or personally identifiable information in certain circumstances, including state health information privacy and data breach notification laws which govern the collection, use, disclosure, and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus requiring additional compliance efforts and data privacy and security laws and regulations in foreign jurisdictions that may be more stringent than those in the United States (such as the European Union, which adopted the General Data Protection Regulation, which became effective in May 2018).

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

United States Healthcare Reform

In the United States, a number of legislative and regulatory proposals have been considered or enacted to change the healthcare system in ways that could affect a medical device manufacturer’s business. Among policy makers and governmental and private insurers in the United States, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. For example, in 2010, the PPACA was enacted, which includes measures to significantly change the way healthcare is financed by both governmental and private insurers, and significantly impacts the medical device industry. Among other ways in which it may impact a medical device manufacturer’s business, the PPACA:

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

Some of the provisions of the PPACA have yet to be implemented, and there have been judicial and Congressional challenges to modify, limit, or repeal certain aspects of the PPACA since its enactment and it has continued to evolve. During his first term as president, President Trump supported the repeal of all or portions of the PPACA, and in January 2017, he signed Executive Orders designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA to the maximum extent permitted by law. Due to such efforts, certain elements of the PPACA have been invalidated or suspended, which has, in turn, led to additional challenges against the law as a whole. For example, the Tax Cuts and Jobs Act of 2017 included a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. As a result, there is significant uncertainty regarding future healthcare reform and its impact on our operations. In December 2018, a district court in Texas held that the individual mandate is unconstitutional and that the rest of the PPACA is, therefore, invalid. On appeal, the Fifth Circuit Court of Appeals affirmed the holding on the individual mandate but remanded the case back to the lower court to reassess whether and how such holding affects the validity of the rest of the PPACA. The Fifth Circuit’s decision on the individual mandate was appealed to the U.S. Supreme Court. On June 17, 2021, the Supreme Court held that the plaintiffs (comprised of the state of Texas, as well as numerous other states and certain individuals) did not have standing to challenge the constitutionality of the PPACA’s individual mandate and, accordingly, vacated the Fifth Circuit’s decision and instructed the district court to dismiss the case. As a result, the PPACA will remain in-effect in its current form for the foreseeable future; however, we cannot predict what additional challenges may arise in the future, the outcome thereof, or the impact any such actions may have on our business, and there is even greater uncertainty given the recent election of President Trump for a second term.

The Biden administration also introduced various measures in 2021 with a focus on healthcare and drug pricing, in particular. For example, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the PPACA marketplace, which began on February 15, 2021, and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the PPACA. On the legislative front, the American Rescue Plan Act of 2021 was signed into law on March 11, 2021, which, in relevant part, eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source drugs and innovator multiple source drugs, beginning January 1, 2024. And, on August 16, 2022, the Inflation Reduction Act of 2022 (IRA) was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (with negotiated drug prices beginning in 2026), imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023), and replaces the Part D coverage gap discount program with a new discounting program beginning in 2025. The IRA also authorizes the United States Department of Health and Human Services to implement many of these provisions through guidance, as opposed to regulation, for the initial years. We cannot yet assess the impact that the IRA will have on the medical-products industry, but it will likely be significant.

There is seemingly constant evolution with regard to healthcare in the United States, and we cannot predict what healthcare programs and regulations may be implemented or changed at the federal and/or state level or the effect of any future legislation or regulation on our business or that of our current or prospective customers, suppliers, and/or the U.S. healthcare industry as a whole.

It is possible that recent and/or future initiatives could have an adverse effect on our ability to obtain or maintain approvals and/or successfully commercialize products in the United States in the future. For example, any changes that reduce, or impede the ability to obtain, reimbursement for the type of products we currently market, or may commercialize in the future (as applicable), in the United States would likely have an adverse effect on our business and profitability.

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

We also have received European Conformity (CE) marking in the European Economic Area (EEA) and in Israel for MDD, OCD, and smoking addiction, and 11 other indications in psychiatry, addiction treatment, and neurology. Additional regulatory approvals have also been obtained for Deep TMS in various other existing and potential territories, including, for example, in Canada and India. Sales and marketing of medical devices outside of the United States are subject to foreign regulatory requirements that vary widely from country to country. The time required to obtain appropriate marketing authorizations from other foreign authorities may be longer or shorter than that required for FDA approval. Whether or not we have obtained FDA approval, our Deep TMS systems may be subject to different regulatory requirements in other jurisdictions. The foreign regulatory approval process includes all the risks associated with FDA regulation, as well as country-specific risks and regulations.

Employees

Our employees include professionals with extensive experience in medical device development and applications, neurology and psychopathology, pre-clinical experimentation, clinical development, and business development. As of December 31, 2024, we had 120 employees, of which 49 were based in the United States and 71 were based outside of the United States (in Israel). Our U.S. employee base includes 47 employees in sales, marketing, and service/operations, 1 employee in medical affairs, and 1 general and administrative employee. Our Israeli employee base includes 31 employees in clinical trials, research and development, production, quality control, and service/operations, 6 employees in sales and marketing, and 34 general,administrative and operations employees.

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

Legal Proceedings

We are named as a co-defendant in a lawsuit by a patient alleging hearing loss following his enrollment in one of our clinical studies and we are vigorously defending this matter. There are also various employment-related claims (brought by former employees) and collection matters (stemming from debt accrued by certain of our customers, including larger national/enterprise customers and/or customers with multi-system orders).

C.	Organizational Structure

Our three subsidiaries, all of which wholly-owned, are: BrainsWay, Inc., incorporated in Delaware on March 31, 2003; Brain Research and Development Services Ltd., incorporated in Israel on August 13, 2003; and BrainsWay USA Inc., incorporated in Delaware on November 24, 2014.

D.	Property, Plants and Equipment

We have leased offices in Jerusalem, Israel, since November 2007. In 2024, we moved to a new building (across the street from our previous location) owned by an affiliate of our previous landlord and which was built according to our custom specifications. Our new headquarters consist of approximately 1,730 square meters, including administrative offices, research operations, central laboratory, and a warehouse. The initial lease term of the new space is 5 years beginning from the date we moved into the new space (which occurred on July 14, 2024), with an automatic extension period of another 5 years unless terminated prior thereto. Under the terms of the agreement, lease payments and management fees are pre-set according to an escalating price structure per year of the term, such that in the first year of the lease, the fees, including management fees, will amount to approximately $48,730 plus value added tax, or VAT, per month, in the aggregate, and are paid in NIS and are linked to the Israeli consumer price index. By the fifth year of the lease term, these fees will amount to approximately $58,280 plus VAT per month, in the aggregate.

We previously leased an office space in Boston, MA, where our previous CEO and CFO resided, in a space comprised of 3,976 square feet leased at a rate of $8,118 per month and this lease expired in November 2024 and was not renewed. We are currently searching for a new location for our US offices that will be ideally suited to meet our present needs.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly those in “Item 3. Key Information—D. Risk Factors.”

Company Overview

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. We are boldly advancing neuroscience with our proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. We are dedicated to leading through superior science and building on what we believe to be an unparalleled body of clinical evidence. We are the first and only TMS company to be cleared by the FDA for three separate mental health condition indications based on clinically proven efficacy as demonstrated in pivotal randomized placebo-controlled studies. Current indications include major depressive disorder (MDD), including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression, obsessive-compulsive disorder (OCD), and smoking addiction. We have also received CE Mark for a variety of psychiatric and neurological indications. We are focused on increasing global awareness of, and broad access to, Deep TMS. Deep TMS uses magnetic pulses to stimulate neurons and consequently modulates the physiological activity of the brain. Our technology can either increase brain activity in neuronal networks which are hypoactive, or alternatively decrease brain activity in neuronal networks which are hypoactive. Our proprietary electromagnetic coils, which we refer to as H-Coils, are designed to safely stimulate deep and broad brain regions, which we believe provides an advantage over other available TMS products, which we refer to collectively as Traditional TMS, that generally use a “figure 8” design. In the United States, we sell our Deep TMS system for the treatment of MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD and smoking addictions. We believe that our Deep TMS technology has the potential to be safe and effective for the treatment of a wide range of additional psychiatric, neurological, and addiction disorders. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway or planned.

Our first commercial H1 Coil Deep TMS product received clearance from the FDA in 2013 for the treatment of MDD in adult patients who have failed to achieve satisfactory improvement from anti-depressant medication in the current episode. Our Deep TMS system for MDD is currently marketed to and installed at psychiatrists’ offices and other facilities principally in the United States and in certain other countries throughout the world. In addition, our second Deep TMS commercial product received FDA marketing authorization in August 2018 as an adjunct therapy for adult patients suffering from OCD, and we currently market this product to the same general clientele as our MDD systems. Furthermore, our third Deep TMS commercial product received FDA marketing authorization in August 2020 as a short-term therapy for smoking addiction. Moreover, in August 2021, we received 510(k) clearance from the FDA for our Deep TMS for its use for the reduction of comorbid anxiety symptoms in adult patients with depression. In August 2022, we received 510(k) clearance from the FDA for the use of our H7 Coil to treat MDD (including anxious depression). In 2024, we received FDA clearance for an expansion of our existing MDD clearance allowing for the treatment of patients within the 69-86 age range suffering from late life depression. Our sales and marketing efforts are currently focused in the United States, where we generated approximately 81% of our revenues in the year ended December 31, 2024.

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

As of December 31, 2024, we had an installed base of approximately 1,353 Deep TMS systems, whereby 578 systems were leased from us, and an additional 775 systems were sold by us prior to December 31, 2024. Our installed base increased by 252 systems during 2024. In addition, as of December 31, 2024, we had shipped 743 H7 Coils as additional coils attached to certain of our new and existing systems following our receipt in August 2018 of marketing approval from the FDA for our OCD system.

For the year ended December 31, 2024, our revenues were $41.0 million compared to $31.8 million for the year ended December 31, 2023, representing an increase of 29% over the revenues generated in 2023. Our net income for the year ended December 31, 2024 was $2.9 million, compared to net loss of $4.2 million for the year ended December 31, 2023.

As of December 31, 2024, we had an accumulated deficit of $98.4 million. Our primary sources of capital to date have been from public offerings in Israel and in the United States, and private placements of our securities, grants from the Israel Innovation Authority (IIA), borrowings under our credit facilities, the lease and sale and commercialization of our products and services.

We expect our research, development, and clinical trials expenses to increase in connection with our ongoing activities, particularly as we continue to develop next generation technology (including in the areas of multichannel and rotational field TMS), rollout additional features on our current platform (including beta testing of additional remote capabilities), pursue future confirmatory trials and data collection efforts for existing indications, and seek FDA clearance for new indications such as fatigue in MS, addictions (including alcohol, cocaine and/or opioid addiction), pain and other potential psychiatric and neurological indications. On November 5, 2024 we consummated a private placement of 2,103,745 ADSs and warrants to purchase 1,500,000 ADSs to Valor, for aggregate immediate gross proceeds of approximately $20 million. We believe that our existing cash resources will be sufficient to enable us to fund our operating expenses and capital expenditure requirements in the foreseeable future.

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

Cost of revenues and gross margin

Our cost of revenues includes a significant component for the Deep TMS systems that we sell under our sales model. The cost of revenues for systems that we sell primarily consists of the costs of raw materials, including components purchased from our third-party contract manufacturers, and manufacturing and assembly of the components that we perform ourselves. The entire cost of the Deep TMS system is recognized upon such sales. While we have previously used a third-party stimulator for our Deep TMS systems, we developed and have received FDA clearance for our own proprietary stimulator for MDD (in May 2018), OCD (in March 2019), and smoking addiction (in April 2021).

In the case of our other models, including our fixed-fee lease model, where we maintain ownership of the Deep TMS systems and place our systems at sites for use by our customers, rather than selling them outright. Cost of revenue for these models includes a significant component of depreciation of the Deep TMS systems. We expect to continue to own our Deep TMS systems that have been placed under these models for the foreseeable future, which allows us to maintain our relatively low cost of revenues for those systems.

The cost of revenues for systems that we lease or sell also includes costs related to personnel, royalties to PHS and Yeda, shipping, and our operations department. We expect our cost of revenues to increase in absolute dollars to the extent our revenues increase.

Research and development expenses, net

Research and development expenses, net, consist primarily of personnel expenses, including salaries and related benefits and share-based compensation for employees, laboratory materials, regulatory costs, patents, facility costs,תand travel expenses, as well as expenses associated with outsourced professional scientific development services, and the costs of multi-center and other clinical trials.

We expect to continue to incur research and development expenses for the foreseeable future as we advance the development of our Deep TMS technology for various neurological and/or addiction disorders, as well as for various hardware and software development projects related to the Deep TMS system.

Selling and marketing expenses

Selling and marketing expenses consist of marketing and commercial activities related to the sale and lease of our Deep TMS systems, as well as personnel expenses, including salaries and related benefits, sales commissions and share-based compensation for employees, collection fees and facility costs. Other significant sales and marketing costs include conferences, trade shows, and promotional and marketing activities, including direct and online marketing, SEO, earned media, practice support programs, media campaigns and travel expenses.

While we anticipate relative stability in current headcount levels for our existing commercial organization, we plan on investing additional resources including certain added roles to align with our strategic and growth initiatives.

General and administrative expenses

General and administrative expenses consist primarily of personnel expenses, including salaries and related benefits, share-based compensation, and travel expenses for employees in executive, finance, information technology, legal, and human resource functions. General and administrative expenses also include the cost of insurance, allowance for doubtful accounts, professional services, including legal and accounting fees, as well as administrative costs, including corporate facility costs.

General and administrative costs also include, but are not limited to, accounting, legal, human resources, consulting, investor relations, listing fees on The Nasdaq Global Market, costs associated with reporting and compliance in the United States, as well as director and officer insurance premiums, as a result of becoming a public company in the United States. We anticipate that our general and administrative expenses will decrease as we realign our corporate activities.

Finance income

Our finance income consists primarily of interest earned on our bank deposits, and remeasurement of warrants.

Finance expenses

Our finance expenses consist primarily of financing costs related to our outstanding liability to the IIA on account of grants received for financing our research and development activity, as well as expenses related to bank charges and foreign currency exchange transactions.

Income Taxes Expense

Our income taxes expense is derived primarily from income generated from the sales and lease of our Deep TMS systems from our U.S. subsidiary. During the year ended December 31, 2024, we recorded deferred tax assets in respect of temporary differences in the U.S. subsidiary.

Critical Accounting Policies and Estimates

The preparation of financial statements, in conformity with IFRS, requires companies to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at and as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty, and actual results may differ. Our significant accounting policies are more fully described in Note 2 to our financial statements included elsewhere in this Annual Report. Critical accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and are particularly important to the portrayal of our financial position and results of operations. Our estimates are primarily guided by observing the following critical accounting policies:

Allowance f or Doubtful Accounts based on Expected Credit Losses on Trade Receivables

We apply a simplified approach and measure the loss allowance in respect of our short-term financial assets, trade receivables, in an amount equal to the lifetime expected credit losses.

We record an allowance for doubtful accounts based on expected credit losses for trade receivables. The allowance rates are based on days past due for our various customers. The allowance is initially based on our historical observed default rates as well as forward-looking information. At each reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed. The amount of the allowance is sensitive to changes in circumstances and forecasted economic conditions.

Impairment of inventory:

The net realizable value is determined based on management's evaluation including forecasts and estimates as to the amounts expected to be realized from the sale or use of inventory. The possible effects on the financial statements are the recognition of impairment loss or the reversal of impairment loss.

Determining the Fair Value of an Unquoted Financial Asset or Liability - for the Warrants Liability

The fair value of unquoted financial assets or liability in Level 3 of the fair value hierarchy is determined using valuation techniques, generally using future cash flows discounted at current rates applicable for items with similar terms and risk characteristics. Changes in estimated future cash flows and estimated discount rates, after consideration of risks such as liquidity risk, credit risk and volatility, are liable to affect the fair value of these assets of liability.

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

Three months ended	March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31
	2024				2023				2022
	Statement of Operations (in U.S dollars thousands)
Revenues	9,095	10,005	10,502	11,414	6,625	7,829	8,302	9,029	7,970	8,006	5,168	6,033
Cost of revenues	2,283	2,468	2,781	2,903	1,792	2,095	2,131	2,290	1,867	2,192	1,341	1,729
Gross profit	6,812	7,537	7,721	8,511	4,833	5,734	6,171	6,739	6,103	5,814	3,827	4,304
Research and development expenses, net	1,626	1,711	1,809	2,044	1,785	1,902	1,544	1,434	1,576	1,731	2,220	2,151
Selling and marketing expenses	3,827	3,796	4,108	4,472	4,912	3,983	3,602	3,959	4,146	4,552	4,751	4,750
General and administrative expenses	1,266	1,444	1,523	1,564	1,803	1,192	1,158	1,162	1,863	1,539	1,726	1,726
Total Operating expenses	6,719	6,951	7,440	8,080	8,500	7,077	6,304	6,555	7,585	7,822	8,697	8,627
Total operating income (loss)	93	586	281	431	(3,667)	(1,343)	(133)	184	(1,482)	(2,008)	(4,870)	(4,323)
Finance income (expenses), net	190	117	456	1,305	1,407	(135)	(38)	(221)	(324)	(329)	(99)	401
Income (loss) before income taxes	283	703	737	1,736	(2,260)	(1,478)	(171)	(37)	(1,806)	(2,337)	(4,969)	(3,922)
Income taxes (tax benefit)	172	103	75	188	171	185	59	(164)	187	113	70	(55)
Net income (loss) and Comprehensive income (loss)	111	600	662	1,548	(2,431)	(1,663)	(230)	127	(1,993)	(2,450)	(5,039)	(3,867)

Our quarterly revenues and operating results have varied in the past and are expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenues

Our total revenues increased by $9.2 million, or 29%, from $31.8 million for the year ended December 31, 2023 to $41.0 million for the year ended December 31, 2024. The increase in revenues is primarily attributed to an increase in leases and sales of our Deep TMS systems to customers. Revenues from sales and leases were 55% and 35%, respectively, of the revenues for the year ended December 31, 2024, compared to 64% and 27%, respectively, of the revenues for the year ended December 31, 2023.

Cost of revenues and gross margin

Our cost of revenues was $10.4 million for the year ended December 31, 2024 compared to $8.3 million for the year ended December 31, 2023. The increase of $2.1 million, or 26% is primarily attributed to an increase in sales volumes. There has been no material change in our gross margin as a percentage of revenue for the last three years.

Research and development expenses, net

Our research and development expenses, net, were $7.2 million for the year ended December 31, 2024 compared to $6.7 million for the year ended December 31, 2023. The increase of $0.5 million, or 7%, is primarily attributed to an increase in headcount and in investments in clinical trial and post-marketing studies.

Selling and marketing expenses

Our selling and marketing expenses were $16.2 million for the year ended December 31, 2024 compared to $16.5 million for the year ended December 31, 2023. The decrease of $0.3 million, or 2%, is primarily attributed to a decrease in the costs of the commercial team in the United States. These cost savings included decreased headcounts and costs associated with same, recruiting expenses, advertising and promotional expenses. The Company also improved its cost effectiveness for marketing expenses by targeting the investments to specific groups and growing markets.

General and administrative expenses

Our general and administrative expenses were $5.8 million for the year ended December 31, 2024 compared to $5.3 million for the year ended December 31, 2023. The increase of $0.5 million, or 9%, is primarily attributed to termination of equity awards and related forfeiture of share-based payments in 2023 in connection with the restructuring process that occurred in 2023.

Finance expenses, net

Our finance income, net, was $2.0 million for the year ended December 31, 2024 compared to finance income, net of $1.0 million for the year ended December 31, 2023. The increase of $1.0 million is primarily attributed to remeasurement of warrants.

For information on the impact of currency fluctuations on the company, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” below.

Year ended December 31, 2023 compared to year ended December 31, 2022

For comparison of fiscal year 2023 to fiscal year 2022 please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Year ended December 31, 2023 compared to year ended December 31, 2022” section in our annual report on form 20-F for the year ended December 31, 2023 filed with the SEC on March 28, 2024.

For more information regarding governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company’s operations in Israel, please see also “Item 3D. Risk Factors—Risks Related to Our Functions in Israel.”

B.	Liquidity and Capital Resources

As of December 31, 2024, we had cash, cash equivalents, restricted cash and short-term deposits of $69.6 million and an accumulated deficit of $98.4 million, compared to cash, cash equivalents, restricted cash and short-term deposits of $46.3 million, and an accumulated deficit of $101.3 million as of December 31, 2023. We incurred positive cash flows from operating activities of $10.3 million and positive cash flows from operating activities of $1.3 million for the years ended December 31, 2024 and 2023, respectively. We incurred operating losses from our inception through the year ended December 31, 2023, and reached a net profit in the year ended December 31, 2024 mainly due to an increase in sales. Our primary sources of capital to date have been from public offerings in the U.S. and Israel and private placements of our securities, grants from the IIA, and leases and sales of our Deep TMS systems. From inception through December 31, 2024, we raised approximately $149 million from placements of our securities and exercise of options.

Our primary contractual obligations consist of liabilities in respect of research and development grants received from the IIA, royalties in respect of license agreements for the use of some of our intellectual property with Yeda and PHS, as well as lease liabilities in respect of corporate facilities and vehicles. For information about our contractual obligations, see Notes 11 and 12 to our financial statements included in this Annual Report.

We expect our revenues to increase in connection with our ongoing activities, particularly as we expand the marketing of our Deep TMS system for MDD, OCD, and smoking addiction. In November 2024, we raised approximately $20 million in immediate proceeds from a private placement of 2,103,745 ADSs and warrants to purchase 1,500,000 ADSs to Valor. Accordingly, based on our current business plan, we believe that our cash and cash equivalents as of December 31, 2024 and the anticipated revenues from sales of our products will be sufficient to fund our operating expenses and capital expenditure requirements in the foreseeable future.

Cash flows

The table below summarizes our cash flow activities for the indicated periods:

	Year Ended December 31,
(in U.S dollars thousands)	2024	2023
Net cash provided by operating activities	10,298	1,284
Net cash provided by (used in) investing activities	30,311	(37,409)
Net cash provided by (used in) financing activities	18,263	(1,026)
Exchange rate differences on cash and cash equivalents	(47)	90
Increase (decrease) in cash and cash equivalents	58,825	(37,061)

Operating Activities

Net cash provided by operating activities was $10.3 million during the year ended December 31, 2024, compared to $1.3 million provided by operating activities during the year ended December 31, 2023. The increase of $9.0 million is primarily attributed to net profit in 2024 compared to a net loss in 2023.

Investing Activities

Net cash provided by investing activities was $30.3 million during the year ended December 31, 2024, compared to $37.4 million used in investing activities during the year ended December 31, 2023. The increase in cash provided by investing activities is mainly due to the transfer of $35 million that as of December 31, 2023 were held in bank deposits for a duration of over three months and as of December 31, 2024 were held in bank deposits for a duration of less than three months. This resulted in a change in the way these amounts are classified from “short term deposits” (in the year ended December 31, 2023) to “cash and cash equivalents” (in the year ended December 31, 2024).

Financing Activities

Net cash provided by financing activities was $18.3 million during the year ended December 31, 2024, compared to $1.0 million used in financing activities during the year ended December 31, 2023. The change is primarily attributed to the proceeds from the private placement to Valor in 2024.

Government Grants

As of December 31, 2024, our wholly owned subsidiary, Brain Research and Development Services Ltd., received grants from the IIA in an aggregate amount of approximately $13.4 million. Brain Research and Development Services Ltd. is currently required to pay 3% royalties of sales of our Deep TMS products, which payment obligations do not currently exceed the amount of the grant received (in U.S. dollars), plus interest at an annual rate equal to the LIBOR rate. As of December 31, 2024, Brain Research and Development Services Ltd. paid royalties to the IIA in an aggregate amount of approximately $6.2 million (including amounts in respect of accrued interest), with remaining outstanding royalties of up to $10.1 million. In the event of failure of a project that was partly financed by the IIA, we would not be obligated to pay any royalties or repay the amounts received.

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

Additionally, in 2013, the MAGNET committee of the IIA (MAGNET) approved the activities of the consortium for the development plan of a brain stimulator and monitor tool, which we refer to as the Consortium, of which we are one of the participants. As part of the Consortium, Brain Research and Development Services Ltd. received from MAGNET approvals for grants in an aggregate amount of NIS 8.2 million (approximately $2.25 million based on the NIS to USD exchange rate as of December 31, 2024). There is no requirement to repay the grants or pay royalties thereon. Such non-royalty-bearing grants from the MAGNET program for funding approved research and development projects are recognized when there is reasonable assurance that the grants will be received and we will comply with all related conditions, on the basis of the costs incurred, and are presented as a deduction from research and development expenses.

Outstanding Warrants

In connection with the private placement to Valor, consummated on November 5, 2024, we issued Valor a warrant to purchase 1,500,000 ADSs, or the Valor Warrant, at an exercise price of $9.50686 per ADS, or the Valor Warrant Exercise Price. The Valor Warrant became exercisable upon issuance thereof at the closing of the Valor investment and will remain exercisable for 18 months after the initial issuance date, or the Exercise Period. Under the Valor Warrant, if at any time during the Exercise Period, the ADS closing price of any thirty (30) consecutive trading day period exceeds the Valor Warrant Exercise Price by 40% or more, Valor shall be required to fully exercise the Valor Warrant within five (5) trading days. Valor may also exercise the Valor Warrant, in whole or in part, at any time during the Exercise Period, by means of a “cashless exercise” according to the formula set forth in the Valor Warrant.

C.	Research and Development, Patents, and Licenses

For descriptions of our research and development policies for the years 2023 and 2022, please see the “Item 5.C Research and Development, Patents, and Licenses” sections in our annual reports on Form 20-F filed with the SEC on March 28, 2024 and March 27, 2023, respectively.

Intellectual Property

The core technology of our Deep TMS based on H-Coils is covered by our patents.

Our intellectual property portfolio consists principally of patents and pending patent applications related to our Deep TMS technology that are either exclusively licensed to us for commercialization on a worldwide basis from (1) agencies of the U.S. Public Health Service (PHS) within the U.S. Department of Health and Human Services (DHHS), and (2) Yeda Research and Development Company Limited (Yeda), the commercialization arm of the Weizmann Institute for Science (Weizmann Institute) or are owned by us. These include a total of 34 issued U.S. patents, 1 pending U.S. patent application, and 60 issued patents and 10 pending patent applications in other jurisdictions (treating Europe as one jurisdiction).

Our strategy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions, and improvements that are important to the development of our business. Our intellectual property rights outside of the United States are principally in Europe (France, Italy, Sweden, UK, and Germany), Canada, Australia, Japan, Hong Kong, and Israel. Patents related to our Deep TMS technology may provide future competitive advantages with claims related to aspects of the structure of our coils and methods of administration of treatment for applications of such technology. We also rely on our trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary position. We look to defend our Deep TMS technology by asserting our intellectual property rights, where it is determined to be necessary, to preserve our rights and gain the benefit of our technological investments. We seek to obtain patents in connection with the technology that we developed as part of our strategy for protection of our intellectual property, including technology covered under our license agreements with the PHS and Yeda.

The claiming strategy in each of our patent applications is based on the advice of our patent counsel and our business model and business needs are taken into consideration. We file patent applications containing claims seeking protection of our proprietary technologies and products, as well as all new applications and/or uses we discover or develop for existing technologies and products, assuming these are strategically valuable. We continuously assess the number and types of patent applications, as well as the pending and issued patent claims, to ensure that appropriate coverage and value are obtained for our systems and methods, given the governing law and the corresponding patent office rules and regulations. In addition, claims may be modified during patent prosecution or additional claims added to meet our intellectual property and business needs.

Patents and Patent Applications

Our first group of patents (Patent Family A) relates to the H-Coil technology in general: This includes coverage for the H-Coil for MDD, the H-Coil for OCD, the H-Coil for smoking addiction, and for future products we are developing. This group of patents has been exclusively licensed to us from the PHS, and includes two issued U.S. patents and eight issued patents in other jurisdictions. The issued patents are set to expire in 2026 in the U.S. and expired in 2021 outside the U.S. These coils are also covered by additional patents which extend until later dates as detailed further in this section.

Our second group of patents (Patent Family B) relates to additional design features of BrainsWay’s H-Coil for MDD, H-Coil for smoking addiction, and also covers some future products we are developing. This group of patents has been licensed to us from the PHS and from Yeda, and includes six issued U.S. patents and eleven issued patents in other jurisdictions. The issued patents in this group are set to expire in 2025-2028 in the U.S. and in 2026 in other countries, not taking into account any potential patent term adjustment or extension that may be available in the future. These coils are also covered by additional patents which extend until later dates as detailed further in this section.

Our third group of patents (Patent Family C) relates to a family of central base coils including BrainsWay’s H-Coil for OCD (which is also cleared for MDD), and also some future products that we are developing. Patent Family C is owned by us, and includes three issued U.S. patents, and eleven issued patents in other jurisdictions. The issued patents are set to expire in 2033 in the U.S., and in 2034 in other countries, not taking into account any potential patent term adjustment or extension that may be available in the future.

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

Our fifth group of patents (Patent Family E) consists of utility model patent applications and other patent applications which provide coverage of several H-Coils, including those used in BrainsWay’s MDD and OCD systems. Patent Family E is owned by us, and includes two issued Chinese Utility Model patents, one issued patent in the U.S., five issued patents in other jurisdictions, and two pending patent applications in other jurisdictions. The issued patents are set to expire in 2039.

Our sixth group of patents (Patent Family F) relates to a family of circular coils including BrainsWay’s H-Coils for MDD and smoking, as well as some other future products we are developing. Patent Family F is owned by us, and includes two issued U.S. patents, and seven issued patents in other jurisdictions. The issued patents are set to expire in 2033 in the U.S. and in 2034 in other countries, not taking into account any potential patent term adjustment or extension that may be available in the future.

Our seventh group of patents (Patent Family G) relates to real-time closed-loop brain stimulation and includes one issued U.S. patent and three pending patent applications in other jurisdictions. The issued patent is set to expire in 2038.

Our eighth group of patents (consisting of additional families of issued patents and pending patent applications) relates to a multichannel stimulator we are developing as an enhancement to our Deep TMS system, which we see as the next generation of our products, several H-Coil designs which may be future products, capabilities to address additional medical conditions such as the need to open the blood brain barrier, and biomarker research using Deep TMS with an EEG that we are currently conducting. These include seven issued U.S. patents, and fifteen issued or allowed patents in other jurisdictions. The issued patents in these families are set to expire in 2029, 2031, 2033, and between 2037 and 2039, not taking into account any potential patent term adjustment or extension that may be available in the future.

In addition to the list of patents noted above, we own an additional group of U.S. patents that relates to multichannel stimulation and was acquired from TMS Innovations, LLC in 2019. We believe these patents will enable us to broaden the scope of capabilities in the multichannel stimulator we are developing. The issued patents are set to expire between 2028 and 2035, not taking into account any potential patent term adjustment or extension that may be available in the future.

In addition to the list of patents noted above, in January 2020 we exercised our option to exclusively license the rights to certain patents relating to rotational field TMS from Yeda. This group of patents includes two issued U.S. patents and four issued patents in other jurisdictions. The issued patents are set to expire in 2032 in the U.S. and in 2030 in other jurisdictions, not taking into account any potential patent term adjustment or extension that may be available in the future.

In addition to the list of patents noted above, we own another family of patent applications which provide coverage of several H-Coils, including those used in our MDD and OCD systems, and of aspects of rotational field TMS. This patent family is owned by us, and includes one pending patent application in the U.S., and five pending patent applications in other jurisdictions.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions that may vary from one jurisdiction to another. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We can provide no assurance that our patent applications or those patent applications that we in-license will result in the issuance of any corresponding patents (other than any allowed patent applications, which normally result in the issuance of a patent after the applicant has paid the required issue fee). The inability of any such patent applications to be allowed may harm our ability to protect our intellectual property, our ability to compete in the neuromodulation market, and our results of operations. Our issued patents and those that may be issued in the future, or those licensed to us, may be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit our ability to stop competitors from marketing related products. Neither we nor our licensors can be certain that we were the first to invent or first to file for the inventions claimed in our owned or licensed patents or patent applications which may also affect our ability to assert the patents against others. In addition, our competitors may design around our patents or any technology developed by us, and the rights granted under any issued patents may not provide us with any meaningful competitive advantages against these competitors. Furthermore, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before our future product can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent. See “Item 3.D. Risk Factors—Risk Relating to Intellectual Property.”

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

We are required to pay royalties consisting of 2% from payments received from sales or leases of our Deep TMS systems and/or portions thereof using the licensed technology (beyond the first $10 million in cumulative sales, a milestone which has passed). In addition, we are required to pay a royalty of 8% from the net cash proceeds we receive from any sublicenses, so long as the underlying intellectual property is valid and enforceable in the relevant territory. Moreover, there is a one-time $10,000 fee relating to certain new FDA approvals associated with these patents.

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

Yeda License Agreement

In 2005, we entered into a research and licensing agreement with Yeda, which, as amended from time to time, we refer to as the Yeda license agreement, pursuant to which we licensed certain technologies developed at the Weizmann Institute in studies conducted by Prof. Abraham Zangen, our scientific founder and neurobiological advisor, in the field of treatment of depression using TMS technology. Under the Yeda license agreement, all of the rights, including the rights to registration of patents, rights and inventions, information and/or other results which shall arise from the research, referred to as the “licensed technology”, remain exclusively owned by Yeda. The Yeda license agreement grants us an exclusive license to use the licensed technology, throughout the world, for performance of research and development, manufacture, commercialization, and sale of systems for medical treatment in the field of TMS treatment. The license is valid with regard to every product up to the expiration or revocation date of the latest patent registered under the agreement in a particular country, provided that the date of expiry of the license shall be extended to a period of 15 years commencing on the date of first commercial sale of the product in such country. Yeda reserves the right to make use of the information which shall be developed for academic and research purposes only, including its publication, subject to various restrictions set forth in the agreement. We have agreed to lend to Yeda, without consideration, one Deep TMS system, which it shall use for academic research purposes only. We have the right to grant sublicenses subject to the fulfillment of conditions specified in the agreement.

Under the terms of the Yeda license agreement, we are required to pay 1% of net sales on systems which are based on certain patents (which include technology licensed from PHS). Additionally, we are required to pay 2% of net sales (beyond the first $10 million in cumulative sales, a milestone which has passed), for products which are based solely on certain patents licensed exclusively from Yeda. In addition, in the event we receive income from products which are sublicensed, we would be required to pay a royalty of up to 8% on the net cash proceeds received from such sublicenses, so long as the underlying intellectual property is valid and enforceable in the relevant territory. Moreover, the Yeda license agreement provides for certain one-time fees relating to certain new FDA approvals associated with these patents.

In January 2020, we exercised our right to add the additional rotational field TMS innovation to the Yeda license agreement. To the extent products based on this technology are commercialized we will have to pay Yeda royalties, either at increased rates ranging from 1.6%-2% in addition to the previously determined rates for “combined products” (which also include innovations covered by previous agreements), or at a fixed rate of 5% for products based exclusively on the rotational field TMS.

In addition to customary termination rights of a party due to material breach by the other party, Yeda has the right to terminate the Yeda license agreement in the event that Yeda receives notice or a claim from the PHS that performance of the research constitutes breach of a patent of the PHS. We have agreed to indemnify Yeda in respect of any such claim or demand from the PHS. To the best of our knowledge, the Yeda license agreement and performance of the research thereunder do not breach the terms of our license agreement with the PHS.

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

Trend information is included throughout the other sections of this Item 5. In addition, in the aftermath of the COVID-19 global pandemic, quarantine mandates, and the ensuing global supply chain crisis, we have seen a rise in the price of many of the electronic components needed for our systems. These price increases are largely attributable to supply and demand factors, and in some cases, shortages, relating to these parts across the globe. On a related point, the lead time for receiving electronic components shipped by suppliers has increased significantly in recent years amid the worldwide supply chain crisis, and the subsequent shipping disruptions caused by the war between Ukraine and Russia, the Israel-Gaza and the Israel-Hezbollah conflicts and Houthi attacks on shipping routes. This was particularly true in 2024, when far fewer carriers operated flights into and outside of Israel. All of this has compelled us to significantly increase inventory levels and/or to utilize more expensive shipping methods to ensure that future demand for our systems can be timely met.

E.	Critical Accounting Estimates

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management Recent Developments

In connection with the consummation of the private placement of the ADSs and warrants to purchase ADSs on November 5, 2024, Mr. Yossi Ben Shalom resigned from our Board of Directors and Mr. Jonathan Shulkin was appointed as a member of our Board of Directors.

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report.

Name	Age	Position
Executive Officers
Hadar Levy	51	Chief Executive Officer
Ido Marom	49	Chief Financial Officer
Gilead Moiseyev, PhD	53	Chief Technology Officer
Yiftach Roth, PhD	55	Chief Scientist
Colleen Hanlon, PhD	45	Vice President of Medical Affairs

Directors:
Ami Boehm	55	Chairman of the Board
Dr. David Zacut(3)	72	Vice Chairman of the Board
Avner Hagai(2)(4)	68	Director
Eti Mitrany(1)(2)	54	Director
Karen Sarid(1)(2)(3)	73	Director
Prof. Abraham Zangen	54	Director
Avner Lushi(1)(4)	58	Director
Jonathan Shulkin(4)	50	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our executive committee.
(4)	Member of our nomination committee.

Executive Officers

Hadar Levy has served as our Chief Executive Officer since February 13, 2023. Prior to this, Mr. Levy served as our Senior Vice President and General Manager North America since May 2020, and before that as Chief Financial Officer from September 2014 to May 2020. Mr. Levy also serves as a director in ReWalk Robotics Ltd. (Nasdaq listed) since July 2022. Prior to joining us, from August 2011 to September 2014 Mr. Levy served as Chief Financial Officer of the Latin American Division at Amdocs; and from 2008 to 2011, served as Chief Financial Officer & Vice President of Business Development of Notalvision. Prior to this position, he served as Controller of GE Healthcare Israel. Mr. Levy holds a BA in Economics and Accounting from Ruppin and an LLM from Bar Ilan University. Mr. Levy is a Certified Public Accountant.

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

Gilead Moiseyev has served as our Chief Technology Officer since March 2024. Prior to BrainsWay, Gilead spent five years at Magenta Medical as Chief Operating Officer, developing a percutaneously implanted, expandable, coronary pump. Before Magenta, Gilead spent 16 years at Medinol, where he helped develop and bring to market an array of both coronary and peripheral systems. Mr. Moiseyev holds a B.Sc. in Mechanical Engineering, an M.Sc. in Computational Mechanics and a Ph.D. in Computational Mechanics, all from the Technion, Israel.

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

Colleen Hanlon has served as our Vice President Medical Affairs since November 2022. Prior to joining the Company, she spent nine years as a faculty member in the Department of Psychiatry at the Medical University of South Carolina (2010-2019), before being recruited to design, build, and manage a Neuromodulation Program as a tenured professor in the Departments of Cancer Biology and Translational Neuroscience at Wake Forest School of Medicine (2019-2022). She has experience leading multidisciplinary clinical research programs bridging neurology, psychiatry and pain. She has published over 100 articles, authored over 10 book chapters, been involved in hiring and managing over 50 people, mentored over 80 trainees, delivered over 100 invited talks and educational sessions globally. Recognized as a leader and pioneer in the field of brain imaging and brain stimulation research for addiction, Dr. Hanlon received over $13 million from the National Institute of Health to develop neural-circuit based therapeutics, like Transcranial Magnetic stimulation (TMS) for patients with a variety of psychiatric and neurologic disorders – including addiction, pain, and stroke rehabilitation. Dr. Hanlon received a B.S. from the University of Florida in 2001 and a Ph.D. in Neurobiology from Duke University in 2005.

Directors

Ami Boehm has served as a member of our Board of Directors since January 12, 2023, and as Chairman of our Board of Directors since February 2023. Mr. Boehm has deep expertise in providing strategic advice for companies operating in multiple global industries. From 2004 until 2022, he served as a partner at FIMI Opportunity Funds, Israel’s leading private equity firm. As a partner at FIMI, Mr. Boehm has sourced and led dozens of control equity investments, and led improvement processes of FIMI’s portfolio companies and strategic activities of the portfolio companies in Israel, China, Europe and the U.S. Mr. Boehm currently serves as Chairman of the board of directors of Gilat Satellite Networks Ltd. (Nasdaq and TASE listed), and a director at Leumi Partners and the IL Investors Forum. Mr. Boehm also previously served as chairman or director of numerous other public and private companies, including Ormat Technologies, Inc. (NYSE and TASE listed), TAT Industries Ltd. (Nasdaq and TASE listed), Kamada Ltd. (Nasdaq and TASE listed), Rekah Pharmaceutical Industries Ltd. (TASE listed), Novolog Ltd. (TASE listed), Hamlet Ltd. (TASE listed), Galam Ltd., and Greenstream Ltd., and has worked closely with management teams across the continuum of business and corporate development activities. Mr. Boehm received a Master of Business Administration from Northwestern University and Tel-Aviv University, a Bachelor of Law from Tel-Aviv University, and a Bachelor of Economics from Tel-Aviv University.

Dr. David Zacut has served as Vice-Chairman of our Board of Directors since February 2023. Prior to that he served as our Chairman of the Board of Directors since our inception. Dr. Zacut is a member of our executive committee, and has been providing consulting services to Brain Research and Development Services Ltd. since May 2001. Since 1983, Dr. Zacut has been working as a senior practicing physician at Hadassah Hospital, and from 1994 through 2003, he served as a managing director of several large medical centers. In addition, Dr. Zacut serves as a director of several private companies, including Brain Research and Development Services Ltd. Dr. Zacut holds an M.D. degree from the Hebrew University of Jerusalem.

Avner Hagai has served as a member of our Board of Directors since November 2006 and currently serves as a member of our compensation committee and our nomination committee. He currently serves as a director at several companies, including at Prisma F.S. Ltd., a building management company (where he has served since 2002), and previously served as a director at Hofit Kibbutz Kinneret Ltd., a plastics manufacturer. Mr. Hagai established A.A. Glass Ltd., an automotive glass and services company, where he has served as a director since 1984.

Eti Mitrany has served as a member of our Board of Directors since June 2016, and currently serves as chairperson of our compensation committee and a member of our audit committee. Ms. Mitrany is an executive with over 25 years of global experience in the life sciences industry. Ms. Mitrany currently serves as the CEO of the IL Investors Forum, Chairwoman at Derma Gene Ltd. and a member of Maccabi Healthcare Council. From April 2021 until December 2022, she served as CFO and Head of Corporate Strategy at CytoReason, a life sciences AI company developing a computational model of the human body. From 2012 until January 2020, she served as Senior Vice President, Head of the Corporate Economic Department at Teva Pharmaceuticals, with global responsibility for Teva’s business planning and analysis. Prior to that, Ms. Mitrany held various positions at Teva, including serving as CFO of its global specialty business (commercial, R&D, and new ventures), head of Financial Planning & Analysis of the global branded business, and global CFO of Copaxone (a multiple sclerosis treatment) and various other specialty products. Ms. Mitrany received her BA in Economics and an MBA in Finance, both from Tel-Aviv University.

Karen Sarid has served as a member of our Board of Directors since December 2017, currently serves as chairperson of our audit committee, and is a member of our compensation committee and our executive committee. Between March 2014 and July 2017, Ms. Sarid served as VP Beauty and Dental and as Chairman of China activities at Syneron Medical Ltd. Between January 2012 and August 2013 Ms. Sarid served as President of Alma Lasers Ltd. Ms. Sarid currently serves as a director of Eva Visual Ltd. She holds a BA in Economics and Accounting from the University of Haifa.

Prof. Abraham Zangen has served as a member of our Board of Directors since June 2019. Prof. Zangen is the Head of the Brain Stimulation and Behavior Lab and the Chair of the PsychoBiology Brain Program at Ben-Gurion University in Israel. His research is directed at identifying and understanding altered neuroplasticity in psychiatric disorders, primarily depression, addiction and ADHD, utilizing brain stimulation, and imaging techniques to explore mechanisms and potential clinical applications. He co-developed, along with Dr. Yiftach Roth, the Deep TMS coil which serves as our platform technology. Professor Zangen has published over 150 peer reviewed articles, reviews, and book chapters. He has been awarded numerous prizes for his scientific achievements, including the Medical Futures Innovation Award in London, the Sieratzki Prize for Advances in Neuroscience, and the Juludan Prize at the Technion. He has also received several distinguished research grants, including from the National Institutes of Health, H2020 and the Israel Science Foundation. Professor Zangen is the brother-in-law of Dr. Yiftach Roth, who serves as our Chief Scientific Officer and a co-developer of our Deep TMS technology.

Avner Lushi has served as a member of our Board of Directors since January 2020 and currently serves as a member of our audit committee and our nomination committee. Mr. Lushi co-founded the Guangzhou Sino-Israel Bio-industry Investment Fund (GIBF) which focuses on introducing Israeli and western life sciences companies to the Chinese market (and related investments), where he also serves as a Managing Partner & CEO. Between 2004 and 2015 Mr. Lushi served as a Partner and Managing Director of Israel Healthcare Ventures (IHCV), a life sciences venture capital fund. From 2001 to 2005, he co-founded and served as CEO of Life Sciences Transaction Support Ltd. (LTS), a PwC subsidiary dealing with life sciences investment banking. Since 2005, Mr. Lushi served as an independent board member at ten public companies, of which he remains a board member in Ginegar Plastic Product Ltd. (TASE listed). In addition, as part of his role at GIBF, he serves as a board member of Silexion Therapeutics Corp. (Nasdaq listed) and of several private companies. From 1997 to 2001, prior to turning to the private sector, he held increasingly senior roles within the Israeli Prime Minister’s Chamber and the Israeli Supreme Court. Mr. Lushi holds an LLM in Law from the Hebrew University of Jerusalem, and an LLB in Law and a BA in Economics from the Haifa University.

Jonathan Shulkin has served as a member of our Board of Directors since November 2024. Mr. Shulkin has over 25 years of experience in private equity investing. Mr. Shulkin is a Partner and Co-President of Valor Equity Partners, the Fund Manager for Valor Siren Ventures I L.P. (together with its parallel funds, “VSV I”) and Valor Siren Ventures II L.P. (together with its parallel funds, “VSV II”) and as a member of all Valor Equity Partners Investment Committees. Mr. Shulkin oversees Valor Equity Partners’ Scale Group, Finance, and People Teams. Currently, Mr. Shulkin is a Director of several Valor Equity Partners growth fund and VSV portfolio companies, including Gopuff, Misfits Market, Spot & Tango, and Rarefied Atmosphere. Prior to Valor, from 1998 until 2001 Mr. Shulkin was part of MG Capital’s Investment and Portfolio Team. During his tenure at MG Capital, he worked on acquisition teams focused on executing transactions in the electronic connector industry. Mr. Shulkin served in operational roles at MG Capital’s portfolio companies, including Chief Operating Officer of Connector Service Corporation’s Plating Division, where he managed the business through 100% growth over a 12-month period. Mr. Shulkin also served as President of Electronic Plating Service and Chief Operating Officer for Amax Plating, Electronic Plating Service, and Associated Plating Company. Prior to joining MG Capital, from 1997 to 1998 Mr. Shulkin worked with Bain & Company as an Associate Consultant. At Bain, he worked on assignments for various Fortune 500 clients in Texas and Australia. Mr. Shulkin holds a B.B.A. in Accounting (with honors) from the University of Texas at Austin.

B.	Compensation

The aggregate compensation paid, and benefits-in-kind granted to or accrued on behalf of all of our directors and officers for their services to us, in all capacities, during the year ended December 31, 2024, was approximately $4.9 million. Out of that amount, $3 million was paid as salary, $1 million was attributed to the value of the equity-based awards granted to senior management during 2024 and approximately $0.3 million was attributed to retirement plans. No additional amounts have been set aside or accrued by us to provide pension, retirement, or similar benefits.

The compensation terms for our directors and officers are derived from their employment agreements and/or board/shareholder approvals, and comply with our Compensation Policy for office holders, which was most recently approved by our shareholders on June 17, 2024, or the Compensation Policy. On November 14, 2023, our directors adopted the Policy for Recovery of Erroneously Awarded Compensation, or the Compensation Recovery Policy, which provides for certain incentive-based compensation awarded to our officers to be recovered in the event that we are required to prepare an accounting restatement to correct material noncompliance with any financial reporting requirement to which we are subject. This description of the Compensation Recovery Policy is qualified by reference to the full text of such policy, which is filed as an exhibit hereto.

The table and summary below outline the actual compensation granted or paid to our five highest compensated officers during the year ended December 31, 2024.

Name and position of director or officer	Base Salary or Other Payments(1)	Value of Social benefit(2)	Value of Equity Based Compensation Granted(3)(4)	All Other Compensation(5)	Total
Hadar Levy, CEO	$276,427	$72,674	$261,809	$193,394	$804,304
Ido Marom, CFO	$178,696	$50,941	$92,378	$73,562	$395,577
Colleen Hanlon, PhD, VP of Medical	$240,248	$27,240	$28,177	$60,000	$355,665
Michael Cohen, VP US Sales	$191,620	$50,592	$30,971	$155,226	$428,409
Ross Mitchell, VP Marketing	$195,371	$51,321	$19,685	$40,800	$307,177

(1)	“Base Salary or Other Payments” means the aggregate yearly gross monthly salaries or other payments with respect to our senior management and members of the board of directors which was actually paid during the year ended December 31, 2024.

(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.

(3)	Value of Equity Based Compensation Granted consists of the fair value of the equity-based compensation granted during the year ended December 31, 2024 in exchange for the directors’ and officers’ services recognized as an expense in profit or loss and is carried to the accumulated deficit under equity. The total amount is recognized as an expense over the vesting period of the RSUs and/or options.

(4)	Hadar Levy was granted 320,000 options on February 13, 2023 subject to a 4-year vesting period and 187,500 options on March 5, 2024 subject to a 4-year vesting period.

(5)	“All Other Compensation” includes, among other things, bonuses, car-related expenses (including tax gross-up) and communication expenses.

Certain equity-based compensation listed in the table above was granted pursuant to an equity incentive plan. For information regarding the terms of our equity incentive plans, please see the section titled “Award Plans” under Item 6.E.

In addition, all of our directors and executive officers are covered under our directors’ and executive officers’ liability insurance policies and were granted letters of indemnification and exculpation by us. For information on exemption and indemnification letters granted to our directors and officers, please see “Item 6.C.—Board Practices—Exculpation, Insurance and Indemnification of Directors and Officers.”

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

Ami Boehm serves as an active chairman of our Board of Directors. During his term as Chairman of the Board in the year ended December 31, 2023, Mr. Boehm received a monthly compensation of NIS 22,500 plus VAT for his term in office (calculated based on 30% capacity of a NIS 75,000 full capacity role). As approved by our shareholders at the 2024 AGM, commencing January 1, 2024 Mr. Boehm’s monthly compensation was increased (as approved by our shareholders) to NIS 30,000 plus VAT (calculated based on 40% capacity of a NIS 75,000 full capacity role) and Mr. Boehm is paid a monthly amount of NIS 5,000 as reimbursement of reasonable per diem expenses, including traveling expenses and expenses associated with attending meetings. In addition, as approved by our shareholders at the 2024 AGM, Mr. Boehm was granted: (i) 75,000 options to purchase our Ordinary Shares at an exercise price equal to NIS 11.17 per share (the closing price of our Ordinary Shares on the TASE on March 4, 2024, the last trading day before our Board of Directors approved such grant); and (ii) 37,500 restricted share units, or RSUs. Both the grant of options and the grant of RSUs are subject to a four-year vesting period, with the first 25% vesting on the date falling 12 months following the March 5, 2024 vesting commencement date, and the remaining 75% vesting in 12 equal quarterly portions until the end of the four year period from the vesting commencement date, provided, in each case that Mr. Boehm continues to be a member of our Board of Directors at the time of each such vesting date.

At our 2024 AGM, our shareholders also approved the grant to each of our directors then in office (other than Mr. Boehm), including Dr. David Zacut, Mr. Avner Hagai, Ms. Eti Mitrany, Ms. Karen Sarid, Prof. Abraham Zangen, Mr. Yossi Ben Shalom and Mr. Avner Lushi: (i) 25,000 options to purchase our Ordinary Shares at an exercise price equal to NIS 11.17 per share (the closing price of our Ordinary Shares on the TASE on March 4, 2024, the last trading day before our Board of Directors approved such grant); and (ii) 12,500 RSUs. Both the grant of options and the grant of RSUs are subject to a four-year vesting period, with the first 25% vesting on the date falling 12 months following the March 5, 2024 vesting commencement date, and the remaining 75% vesting in 12 equal quarterly portions until the end of the four year period from the vesting commencement date, provided, in each case that the relevant grantee continues to be a member of our Board of Directors at the time of each such vesting date. Following his resignation from our Board of Directors in November 2024, we entered into a consultancy agreement with Mr. Ben Shalom and the grants discussed above will continue vesting for as long as the consultancy agreement is in effect.

The grants to our directors (including our Chairman of the Board) shall otherwise be in accordance with our 2019 Amended and Restated Share Incentive Plan and in compliance with all applicable laws. For more information, please see our proxy statement in connection with the 2024 AGM, submitted to the SEC on May 9, 2024.

We also have a consultancy agreement with Prof. Zangen, a director and scientific founder of the Company. For more information, see “Item 7.B. Related Party Transactions.”

The table and summary below outline the actual compensation granted or paid to our directors during the year ended December 31, 2024.

Name of director	Annual Basis Compensation	Annual Per meeting compensation	Value of Equity Based Compensation Granted(1)	All Other Compensation(2)	Total
Ami Boehm	$113,544	-	$162,166	-	$275,710
Dr. David Zacut	$35,955	$4,291	$38,052	-	$78,298
Prof. Abraham Zangen	$56,727	-	$38,052	$13,194	$107,973
Karan Sarid	$35,955	$19,464	$38,052	-	$93,471
Eti Mitrany	$35,955	$12,106	$38,052	$448	$86,561
Avner Lushi	$35,955	$7,643	$38,052	$674	$82,324
Yossi Ben Shalom(3)	$26,967	$2,682	$38,052	-	$67,701
Avner Hagai	$35,955	$6,034	$38,052	-	$80,041
Jonathan Shulkin(3)	$8,989	$805	-	-	$9,794

(1)	Mainly attributed to expenses for the granting of options.
(2)	Mainly attributed to car expenses and reimbursements of travel expenses.
(3)	Mr. Jonathan Shulkin was appointed as a member of our Board of Directors on November 5, 2024, replacing Mr. Ben Shalom who resigned effective as of such date. Therefore, the table does not reflect the full-year compensation for these directors.

Compensation Policy

In general, under the Israeli Companies Law, a public company must have a compensation policy for its “office holders” approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, the compensation policy requires the approval of the general meeting of the shareholders. In public companies such as our Company, shareholder approval requires one of the following: (i) the majority of shareholder votes counted at a general meeting, which must include the majority of all of the votes of those shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the compensation policy, who vote at the meeting (excluding abstentions) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does exceed two percent (2%) of the voting rights in the company. Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed arguments and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company. An “office holder” is defined under the Israeli Companies Law as a general manager, chief business manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and a director, or manager directly subordinate to the general manager. Each person identified as a director or member of our senior management in the first table in this Item is an office holder

The compensation policy must be based on certain considerations, must include certain provisions, and needs to reference certain matters as set forth in the Israeli Companies Law.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, business plan, long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size, and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, experience, expertise, and accomplishments of the relevant office holder;

●	the office holder’s position, responsibilities, and prior compensation agreements with him or her;

●	the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost, the average, and median salary of the employees of the company, as well as the impact of such disparities on the work relationships in the company;

●	if the terms of employment include variable components—the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of variable equity-based components not settled in cash; and

●	if the terms of employment include severance compensation—the term of employment or office of the office holder, the terms of his or her compensation during such period, the company’s performance during such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among others:

●	with regards to variable components in the terms of office and employment:

●	with the exception of office holders who report directly to the chief executive officer, determining the variable components on long-term performance basis and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, if such amount is not higher than three monthly salaries per annum, while taking into account such office holder contribution to the company;

●	the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment. However, with respect to variable equity-based components that are not settled in cash, the limit of their value at the time of grant.

●	a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

●	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

●	a limit to retirement grants.

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

Our compensation policy also addresses our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our senior management, and considers the internal ratios between compensation of our senior management and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, exemption indemnification and insurance subject to certain limitations set forth therein, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, social benefits, retirement, and termination of service arrangements. All cash bonuses to executive officers (“Annual Target Bonus”, “Overachievement Bonus” and “Special Bonus”) are limited to a maximum amount linked to the executive officer’s base salary. In addition, the total equity-based compensation components may not exceed 200% of each executive officer’s base salary with respect to any given calendar year.

An annual cash bonus may be awarded to senior management upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our senior management will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our compensation committee and board of directors and subject to minimum thresholds. Up to 25% of the annual cash bonus that may be granted to senior management may be based on a discretionary evaluation. Furthermore, our chief executive officer will be entitled to recommend performance objectives, and such performance objectives will be approved by our compensation committee (and, if required by law, by our board of directors).

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

In addition, our compensation policy contains compensation recovery provisions, which allows us under certain conditions to recover bonuses paid in excess, and includes provisions enabling our chief executive officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance with our compensation policy).

Our compensation policy also provides for compensation to the members of our Board of Directors (except for directors that are employed by us, or provide services, directly or through companies in their control, to us in another role) either (i) for external directors, if any, in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time, or (ii) for all other directors, in accordance with the amounts determined in our compensation policy.

Our amended and restated compensation policy was last approved by our shareholders at the 2024 AGM and is valid for a period of three years according to the Israeli Companies Law.

C.	Board Practices

Appointment of Directors and Terms of Officers

Our Board of Directors consists of eight (8) directors, all of whom qualify as “independent” under applicable U.S. securities laws and Nasdaq listing rules. The term of office of each director is until the next annual general meeting of our shareholders.

Number and Appointment of Directors

Our articles of association provide that the number of directors on our Board of Directors will be not less than four (4) but no more than eight (8) directors, including the Valor Designee(s) (as explained below) and not including any external directors to the extent required to be appointed by the Israeli Companies Law. The number of directors also does not include up to two (2) additional directors who may be appointed by our Board of Directors whose term of office would expire as of the first annual meeting of shareholders after their appointment, provided that they may be reappointed by our Board of Directors for one additional term of office and provided that they may be reappointed by the annual general meeting. Each appointed director, other than external directors, if any, shall serve as a member of the Board of Directors until the next annual general meeting. The term of a director shall terminate at the next annual general meeting, unless he or she is reelected at the annual general meeting. Pursuant to our articles of association, the vote required to appoint a director is a simple majority vote of holders of our voting shares participating and voting at the relevant meeting.

Valor Designee(s)

Our articles of association were most recently amended at the extraordinary general meeting held on November 5, 2024 in connection with the approval of the private placement to Valor. As amended, our articles of association provide the following in connection with Valor’s rights to designate and remove members of our Board of Directors:

•	so long as Valor beneficially holds, directly or indirectly, or together with (i) its manager, managing member, officer or director, (ii) its members, or (iii) any Person who, directly or indirectly, controls, is controlled by, or is under common control with Valor, including any fund now or hereafter existing that is controlled by one or more general partners, managers, managing members or investment advisers of, or shares the same management company or investment adviser with, Valor (each of the foregoing (i), (ii) and (iii), a “Valor Affiliate” and collectively, “Valor Affiliates”), at least 10% of our issued and outstanding share capital (for the avoidance of any doubt, including by means of holding (through bank, broker, depository other nominee of otherwise) ADSs), Valor shall have the right to designate one nominee to our Board of Directors. In addition, so long as Valor beneficially holds, directly or indirectly, or together with Valor Affiliates, at least 20% of our issued and outstanding share capital as set forth above, Valor shall have the right to designate an additional nominee (i.e., a total of 2 nominees) to our Board of Directors, or the Valor Designee(s);

•	except as required by applicable law, our Board of Directors shall not take any action to remove from his or her office or replace any Valor Designee, provided, however, that in the event that we shall take, or be required to take, any action which may cause Valor and the Valor Affiliates to beneficially own, directly or indirectly, less than 20% or 10%, as the case may be, of our issued and outstanding share capital, we shall give Valor a written notice, or the Dilution Notice, promptly following such action in reasonable detail. In the event that after the lapse of a 60 trading day period following such Dilution Notice, Valor and the Valor Affiliates beneficially own, directly or indirectly, less than 20% or 10%, as the case may be, of our issued and outstanding share capital, the board seat of the applicable Valor Designee(s) appointed in accordance with our articles of association, shall automatically terminate. Valor’s rights to designate one or two Valor Designee(s), as the case may be, to our Board of Directors, and our obligations in connection thereto, shall be immediately reinstated once Valor and the Valor Affiliates beneficially own, directly or indirectly, at least 10% or 20%, as the case may be, of our issued and outstanding share capital, however, in the event that Valor and the Valor Affiliates shall beneficially own, directly or indirectly, less than 20% or 10%, as the case may be, of our issued and outstanding share capital due to a sale initiated by Valor or Valor Affiliates of our share capital or ADSs held by Valor or Valor Affiliates, then the board seat of the applicable Valor Designee(s) appointed in accordance with our articles of association shall automatically terminate and shall not be reinstated. Valor is required to notify us in writing promptly following such sale that impacts its rights under our articles of association in reasonable detail;

•	Valor shall have the right to the fullest extent permissible by applicable law, to cause our Board of Directors to remove any Valor Designee. Without derogative from the foregoing, Valor shall have the right to the fullest extent permissible by applicable law to require us not to include and remove in our notice of general meeting, proxy statement and proxy card (or any equivalent thereof) and/or recommend to our shareholders to vote against, the appointment of any person nominated to our Board of Directors to replace any Valor Designee at any time. In the event any Valor Designee ceases to be a member of our Board of Directors for any reason (other than in connection with a reduction in the number of directors that Valor is entitled to designate), our Board of Directors shall promptly appoint an alternate member of the Board of Directors designated by Valor to fill such vacancy and appoint such Valor Designee to all committees on which the prior Valor Designee served;

•	other than the Valor Designee(s), Valor shall not, directly or indirectly, propose to the general meeting of our shareholders, any additional member (whether affiliated to Valor or any other person) to our Board of Directors unless it proposes a special tender offer (as required under Israeli Companies Law) following which it would hold more than 45% of the voting rights of us; and

•	in the event that Valor is entitled to designate Valor Designee(s) to our Board of Directors and any such Valor Designee(s) have not been appointed to our Board of Directors by our shareholders or otherwise, our Board of Directors shall promptly take all required action in order to appoint such Valor Designee(s) to our Board of Directors pursuant to its authority to appoint up to two additional members of the Board of Directors as set forth above.

General

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

In connection with the consummation of the Valor private placement and based on Valor’s rights pursuant to our articles of association, on November 5, 2024 Mr. Jonathan Shulkin was appointed to be a member of our Board of Directors as a Valor Designee. As the maximum number of board members pursuant to our amended articles of association is eight, Mr. Ben Shalom resigned from his position on our Board of Directors to enable the appointment of Mr. Shulkin.

There are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our Company.

Independent and External Directors - Israeli Companies Law Requirements

Under the Israeli Companies Law, we would be required to include on our Board of Directors at least two members, each of whom qualifies as an external director, and as to whom special qualifications, nomination process and majority requirements and other provisions would be applicable. We would also be required to include one such external director on each of our board committees and all of the external directors would be required to be members of our audit committee and our compensation committee.

Under the Israeli Companies Law, a person may not be appointed as an external director if he or his relative, partner, employer or any entity under his control has or had during the two years preceding the date of appointment any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity or, in a company that does not have a controlling shareholder, in the event that he has affiliation, at the time of his appointment, to the chairman of the board, chief executive officer, a 5% shareholder or the highest ranking officer in the financial field. The term “affiliation” includes: an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an office holder. No person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person’s responsibilities as an external director, or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. In addition, an individual may not be appointed as an external director if she or he, or her or his relative, partner, employer, supervisor, or an entity she or he controls, has other than negligible business or professional relations with any of the persons with which the external director may not be affiliated, even if such relations are not routine, or if she or he received any consideration, directly or indirectly, in addition to the remuneration to which she or he are entitled and to reimbursement of expenses, for acting as a director in the company.

Under regulations promulgated under the Israeli Companies Law, Israeli companies whose shares are traded on stock exchanges such as the Nasdaq that do not have a controlling shareholder (as defined therein) and which comply with the requirements of the jurisdiction where the company’s shares are traded with respect to the appointment of independent directors and the composition of an audit committee and compensation committee, may elect not to follow the Israeli Companies Law requirements with respect to the composition of its audit committee and compensation committee and the appointment of external directors. As we do not have a controlling shareholder, and as we comply with the requirements of the Nasdaq with respect to the composition of our board and such committees, we resolved to apply these exemptions from the Israeli Companies Law requirements with respect thereto, including the appointment of external directors.

Committees

Our Board of Directors has established four standing committees, the audit committee, the compensation committee, the nomination committee, and the executive committee.

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

According to the Israeli Companies Law, the majority of the members of the audit committee, as well as the majority of members present at audit committee meetings, are required to be “independent” (as defined below), and the chairperson of the audit committee are required to be an external director. Any persons disqualified from serving as a member of the audit committee may not be present at the audit committee meetings, unless the chairperson of the audit committee has determined that such person is required to be present at the meeting or if such person qualifies under one of the exemptions of the Israeli Companies Law.

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

SEC and Nasdaq Listing Requirements

Under the Nasdaq corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

Rule 10A-3 of the Exchange Act requires that all members of an audit committee meet the independence criteria set forth in such rule. The independence requirements of Rule 10A-3 of the Exchange Act implement two basic criteria for determining independence:

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

The members of our audit committee include Karen Sarid, Eti Mitrany, and Avner Lushi, with Karen Sarid serving as chairperson. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Listing Rules. Our Board of Directors has determined that each of Karen Sarid, Eti Mitrany, and Avner Lushi is an audit committee financial expert as defined by the SEC rules and all members of the audit committee have the requisite financial experience as defined by the Nasdaq Listing Rules. In addition, each of the members of the audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

Approval of Transactions with Related Parties

The approval of the audit committee is required to effect specified actions and transactions with office holders and controlling shareholders and their relatives, or in which they have a personal interest. See the section titled “Duties of Directors and Officers and Approval of Specified Related Party Transactions under the Israeli Companies Law” below. The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the audit committee meets the composition requirements under the Israeli Companies Law (including the exemptions provided thereunder).

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

Additionally, under the Israeli Companies Law, the role of the audit committee includes the identification of irregularities in our business management, among other things, by consulting with the internal auditor or our independent auditors and suggesting an appropriate course of action to the board of directors. In addition, the audit committee or the board of directors, as set forth in the articles of association of the company, is required to approve the yearly or periodic work plan proposed by the internal auditor. The audit committee is required to assess the company’s internal audit system and the performance of its internal auditor. The Israeli Companies Law also requires that the audit committee assess the scope of the work and compensation of the company’s external auditor. In addition, the audit committee is required to determine whether certain related party actions and transactions are “material” or “extraordinary” for the purpose of the requisite approval procedures under the Israeli Companies Law and whether certain transactions with a controlling shareholder will be subject to a competitive procedure or other procedures. The audit committee charter states that in fulfilling its role the committee is empowered to conduct or authorize investigations into any matters within its scope of responsibilities. Under the Israeli Companies Law, a company whose audit committee’s composition also meets the requirements set for the composition of a compensation committee (as further detailed below) may have one committee acting as both audit and compensation committees.

Compensation Committee

Israeli Companies Law Requirements

Under the Israeli Companies Law, public companies are required to appoint a compensation committee in accordance with the guidelines set forth thereunder.

The compensation committee must consist of at least three members. All of the external directors, if any, must serve on the committee and constitute a majority of its members, and the remaining members must be directors whose compensation is in accordance with the regulations for compensation of external directors under the Israeli Companies Law. The chairperson of the compensation committee must be an external director, if any. In addition, members of the compensation committee may not include directors who are disqualified from serving as members of the audit committee (as described above).

Our compensation committee, which consists of Eti Mitrany, Avner Hagai, and Karen Sarid, assists our Board of Directors in determining compensation for our directors and officers. Eti Mitrany serves as Chairperson of the committee.

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

In accordance with the Israeli Companies Law, the roles of the compensation committee are, among others, as follows:

●	to recommend to the board of directors the compensation policy for directors and officers, and to recommend to the board of directors once every three years whether the compensation policy that had been approved should be extended for a period of more than three years;

●	to recommend to the board of directors updates to the compensation policy, from time to time, and examine its implementation;

●	to decide whether to approve the terms of office, and employment of directors and officers that require approval of the compensation committee; and

●	to decide whether the compensation terms of the chief executive officer, which were determined pursuant to the compensation policy, will be exempted from approval by the shareholders because such approval would harm the ability to engage the chief executive officer.

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

Nasdaq Listing Requirements

Under the Nasdaq Listing Rules, we are required to maintain a compensation committee consisting of at least two members, all of whom are independent.

Under SEC and Nasdaq Listing Rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard supervisory board member fees. Although foreign private issuers are not required to meet this heightened standard, our Board of Directors has determined that all of our compensation committee members meet this heightened standard.

Compensation Committee Charter

Our Board of Directors adopted a compensation committee charter setting forth the responsibilities of the compensation committee consistent with the requirements of the Israeli Companies Law, the rules of the SEC and the Nasdaq corporate governance rules, which include:

●	recommending to the board of directors for its approval (i) a compensation policy for officers and directors, (ii) once every three years, whether to extend the compensation policy, subject to receipt of the required corporate approvals (either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years); and (iii) periodic updates to the compensation policy. In addition, the compensation committee is required to periodically review the implementation of the compensation policy;

●	approving transactions relating to the terms of office and employment of office holders (within the meaning of the Companies Law), which require the approval of the compensation committee pursuant to the Companies Law;

●	reviewing and approving the granting of options and other incentive awards to the extent such authority is delegated by the board of directors; and

●	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Nomination Committee

In March 2022, our Board of Directors appointed a nomination committee, comprised of Avner Lushi, Avner Hagai and Jonathan Shulkin. Avner Lushi serves as the Chairperson of the committee.

Nasdaq Listing Requirements

The Nasdaq Listing Rules require that director nominees be selected or recommended for the board’s selection either by a nomination committee composed solely of independent directors or by a majority of independent directors, in a vote in which only independent directors participate, subject to certain exceptions.

Our Nomination Committee assumed the responsibility for recommending to the Board nominees for election (including re-election) to our Board of Directors, in lieu of the recommendation by our independent directors. Our Board of Directors has determined that all of our nomination committee members are independent under applicable rules.

Consistent with the requirements of the Nasdaq Rules, our Nomination Committee is responsible for:

●	identifying potential new candidates for service on our Board of Directors, taking into account, inter alia, the candidate’s applicable experience, expertise and/or familiarity with our field of business, as well as the candidate’s ethical character, independent judgment and industry reputation;

●	conducting appropriate inquiries into the backgrounds and qualifications of potential candidates for service as directors; and

●	reviewing and resolving whether or not to approve arrangements with respect to such candidates.

Executive Committee

In 2021, our Board of Directors appointed an executive committee, comprised of Dr. David Zacut and Karen Sarid. The roles of the executive committee are:

•	to oversee the implementation of the business strategy of our company; and
•	to exercise such other duties as the board may resolve from time to time.

Attendance in Board Meetings

The following table sets forth the attendance rate for each of the members of our Board of Directors during 2024:

Name	Percentage of Meetings Attended
Ami Boehm	100%
David Zacut	100%
Avner Hagai	100%
Eti Mitrany	100%
Karen Sarid	100%
Prof. Abraham Zangen	87.5%
Jonathan Shulkin(1)	100%
Avner Lushi	100%

(1)	Appointed on November 5, 2024.

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

Mr. Doron Cohen of Fahn Kanne Control Management Ltd. (Grant Thornton Israel) serves as our internal auditor.

Duties of Directors, Officers and Shareholders and Approval of Specified Related Party Transactions under the Israeli Companies Law

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

Under the Israeli Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder or with a third party in which the office holder has a personal interest, which is not an extraordinary transaction, requires approval by the board of directors. If the transaction considered is an extraordinary transaction with an office holder or third party in which the office holder has a personal interest, then audit committee approval is required prior to approval by the board of directors. For the approval of compensation arrangements with directors and senior management, see the sections titled “Compensation Policy” under Item 6.B above and “Approval of Terms of Office and Employment of Office Holders” below.

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

Disclosure of a Personal Interest of a Controlling Shareholder and Approval of Transactions

The Israeli Companies Law also requires that a controlling shareholder disclose to the company without delay any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. A “controlling shareholder” for purposes of the approval of transactions is defined by the Israeli Companies Law as a shareholder holding the ability to direct the actions of the company, other than by virtue of being a director or holding a position with the company, including a shareholder holding twenty five percent or more of the voting rights of the company if there is no other shareholder holding over fifty percent of the voting rights of the company.

A controlling shareholder’s disclosure must be made without delay and in any event no later than the first meeting of the board of directors at which the transaction is considered. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder or employee of the company, regarding his or her terms of employment, require the approval of each of (i) the audit committee or the compensation committee, as applicable, (ii) the board of directors, and (iii) the shareholders, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

●	a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting, excluding abstentions, must be voted in favor of approving the transaction; or

●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than two percent (2%) of the voting rights in the company.

In addition, an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest, and an engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder or employee of the company, regarding his or her terms of employment, in each case with a term of more than three years, requires the abovementioned approvals every three years; however, transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

The Israeli Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the proxy card whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote. Pursuant to an exemption available to companies such as the Company under regulations promulgated under the Israeli Companies Law, a shareholder may notify the company that he or she does not have a personal interest by virtue of providing her or his vote to the company if the voting instrument provides that by virtue of voting the shareholder declares that he or she does not have a personal interest in approving the resolution, other than a personal interest that was disclosed to the company.

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

Approval of Terms of Office and Employment of Office Holders

The Israeli Companies Law provides that the process for approval of Terms of Office and Employment of office holders, that are required to be for the benefit of the company, is as follows:

a.	With respect to a chief executive officer, a controlling shareholder or a relative of a controlling shareholder, approval is required by the (i) compensation committee, (ii) board of directors and (iii) company’s shareholders with the “special majority” described above (in that order). Subject to certain conditions, the Israeli Companies Law provides an exemption from the shareholder approval requirement in connection with the approval of the Terms of Office and Employment of a CEO candidate.

b.	With respect to a director, approval is required by the (i) compensation committee, (ii) board of directors and (iii) company’s shareholders with a regular majority (in that order).

c.	With respect to any other office holder, approval is required by the compensation committee and the board of directors (in that order); however, in the event of an update of existing Terms of Office and Employment, which the compensation committee confirms is not material, the approval of the compensation committee is sufficient.

In the event the transaction with any office holder is not in accordance with the compensation policy, the approval of the company’s shareholders, by “special majority,” is also required. In the event the company’s shareholders do not approve the compensation of the CEO or other office holders (who are not directors, controlling shareholders or relatives of the controlling shareholders), the compensation committee and board of directors may, in special situations, approve the transaction, subject to their providing detailed reasons and after discussion and examination of the rejection by the company’s shareholders. The Companies Regulations (Relief in Related Party Transactions), 2000, promulgated under the Israeli Companies Law provide additional temporary or permanent relief from the shareholder approval requirement under certain circumstances.

Approval of Private Placements

Under the Israeli Companies Law and the regulations promulgated thereunder, a private placement of securities does not require approval at a general meeting of the shareholders of a company; provided however, that in special circumstances, such as a private placement which is intended to obviate the need to conduct a special tender offer (see the section titled “Acquisitions under Israeli Law” in Exhibit 2.3 attached to this Annual Report) or a private placement which qualifies as a related party transaction (see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Duties of Directors and Officers and Approval of Specified Related Party Transactions under the Israeli Companies Law”), approval at a general meeting of the shareholders of a company is required.

Exculpation, Insurance and Indemnification of Directors and Officers

Exculpation

Under the Israeli Companies Law, a company may not exculpate (or exempt) an office holder from liability for a breach of the fiduciary duty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of the office holder’s duty of care but only if a provision authorizing such exculpation is included in its articles of association. A company may not exculpate in advance a director from liability arising due to the breach of his or her duty of care in connection with dividend or distribution to shareholders.

Indemnification

Under the Israeli Companies Law, the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”) and the Israeli Economic Competition Law, 5748-1988 (the “Israeli Competition Law”) a company may indemnify an office holder in respect of the following liabilities, payments, and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

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

Insurance

Under the Israeli Companies Law, the Israeli Securities Law and the Israeli Competition Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

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

Limitations on, and Approval Process of, Exculpation, Indemnification and Insurance

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

Our articles of association and compensation policy permit us to exculpate, indemnify, and insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors’ and officers’ liability insurance policy. As of the date of this report, no claims for directors’ and officers’ liability insurance have been filed under this policy, and we are not aware of any pending or threatened litigation or proceeding involving any of our office holders, including our directors, in which indemnification is sought.

We have entered into agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions, to the extent that these liabilities are not covered by insurance. This indemnification is limited, with respect to any monetary liability imposed in favor of a third party, to events determined as foreseeable by the board of directors based on our activities. The maximum aggregate amount of indemnification that we may pay to our office holders based on such indemnification agreement with respect to any monetary liability imposed in favor of a third party is the greater of (1) 25% of our shareholders’ equity less the minority rights pursuant to our audited or reviewed consolidated financial statements at the time the indemnification is actually paid, and (2) $20 million. Such indemnification is in addition to any insurance amounts. However, in the opinion of the SEC, indemnification of office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

D.	Employees

Our employees include professionals with extensive experience in medical device development and applications, neurology and psychopathology, pre-clinical experimentation, clinical development, and business development.

As of December 31, 2024, we had 120 employees, of which 49 are based in the United States and 71 are based outside of the United States (in Israel).

The following table includes information concerning our employees as of December 31, 2024, 2023 and 2022:

	As of December 31,
	2024	2023	2022
Management, administration, and operations	35	31	58
Research and development	32	29	35
Sales and Marketing	53	46	41

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

Award Plans

On May 29, 2014, we adopted the Share Incentive Plan, as amended from time to time, or the 2014 Plan. The 2014 Plan was intended to afford an incentive to our and any of our affiliate’s employees, directors, officers, consultants, advisors, and any other person or entity who provides services to the Company, its subsidiaries and affiliates, to continue as service providers, to increase their efforts on our and our affiliates’ behalf and to promote our success, by providing such persons with opportunities to acquire a proprietary interest in us.

On September 26, 2019 we adopted the BrainsWay Ltd. Amended and Restated 2019 Share Incentive Plan, or the 2019 Plan, which was approved by our shareholders on January 13, 2020. The 2019 Plan provides for the granting of Ordinary Shares, ADSs, stock options under various tax regimes in Israel and the U.S., restricted shares, RSUs, and other share-based awards to employees, officers, directors, and/or other service providers, including advisors of the Company, and/or of its subsidiaries, and/or affiliated companies of the Company. The same number of our Ordinary Shares are available for issuance as awards under the 2019 Plan as were available under the 2014 Plan as of the effective date of the 2019 Plan, and the 2014 Plan continues to govern the terms of awards issued thereunder prior to the effective date of the 2019 Plan.

Under the 2019 Plan, we may issue up to 3,626,200 of our Ordinary Shares, including in the form of options or RSUs. As of December 31, 2024, options to purchase 2,626,113 Ordinary Shares, at a weighted average exercise price of $2.67 per share and 428,452 unvested RSUs were outstanding.

The equity pool under the 2019 Plan is subject to adjustment if particular capital changes affect our share capital or such other number as our Board of Directors may determine from time to time. Ordinary shares subject to outstanding awards under the 2019 Plan that subsequently expire, are cancelled, forfeited, repurchased or terminated for any reason before being exercised, will be automatically, and without any further action, returned to the “pool” of reserved shares and will again be available for grant under the 2019 Plan.

A stock option is the right to purchase a specified number of Ordinary Shares in the future at a specified exercise price and subject to the other terms and conditions specified in the option agreement and the 2019 Plan. The exercise price of each stock option granted under the 2019 Plan will be determined in accordance with the limitations set forth under the 2019 Plan. The exercise price of any stock options granted under the 2019 Plan may be paid in cash, through “cashless exercise” mechanism or any other method that may be approved by our compensation committee.

Our compensation committee may also grant, or recommend that our Board of Directors’ grant, other forms of equity incentive awards under the 2019 Plan, such as restricted shares, RSUs, and other forms of share-based compensation.

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

Subject to particular limitations specified in the 2019 Plan and under applicable law, our Board of Directors may amend or terminate the 2019 Plan, and the compensation committee may amend awards outstanding under the 2019 Plan. In addition, an amendment to the 2019 Plan that requires shareholder approval under applicable law will not be effective unless approved by the requisite vote of shareholders. Moreover, in general, no suspension, termination, modification or amendment of the 2019 Plan may adversely affect any award previously granted without the written consent of grantees holding a majority in interest of the awards so affected. The 2019 Plan will continue in effect until all Ordinary Shares available under the 2019 Plan are delivered and all restrictions on those shares have lapsed, unless the 2019 Plan is terminated earlier by our Board of Directors. No awards may be granted under the 2019 Plan on or after the tenth anniversary of the date of adoption of the 2019 Plan unless our Board of Directors chooses to extend the term.

Any equity award to an office holder, director or controlling shareholder, whether under the 2019 Plan or otherwise, may be subject to further approvals in addition to the approval of the compensation committee as described above. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Duties of Directors and Officers and Approval of Specified Related Party Transactions under the Israeli Companies Law.”

F.	Disclosure of Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of March 31, 2025 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding Ordinary Shares;

●	our directors and members of senior management, or our Named Directors and Officers; and

●	all of our Named Directors and Officers as a group.

The beneficial ownership of our Ordinary Shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem Ordinary Shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of March 31, 2025, if any, to be outstanding and to be beneficially owned by the person holding them for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of Ordinary Shares beneficially owned set forth below is based on 37,738,456 Ordinary Shares outstanding as of March 31, 2025.

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

As of March 31, 2025, there was one shareholder of record of our Ordinary Shares. The number of record holders is not representative of the number of beneficial holders of our Ordinary Shares, as the shares of all our shareholders who hold Ordinary Shares that are traded on the TASE are recorded in the name of our Israeli share registrar, Registration Co. of United Mizrahi Bank Ltd. As of March 31, 2025, there were 13 persons that were holders of record in the United States of ADSs representing our Ordinary Shares, representing approximately 40.6% of our outstanding Ordinary Shares. The number of record holders is not representative of the number of beneficial holders of the ADSs, as the ADSs of certain of our shareholders who hold ADSs that are traded on Nasdaq are recorded in the name of their respective brokers.

Unless otherwise noted below, the address for each beneficial owner is c/o BrainsWay Ltd., 16 Hartum Street, RAD Tower, 14th Floor, Har HaHotzvim, Jerusalem, 9777516, Israel.

	Shares Beneficially Owned
	Number	Percentage
5% or Greater Shareholders
Valor BrainsWay Holdings, LLC(1)	7,207,490	17.69%
Dr. David Zacut(2)	2,167,043	5.74%
Masters Capital Management, LLC(3)	2,000,000	5.30%

Named Directors and Officers
Ami Boehm, Chairman of the Board(4)	196,875	*
Dr. David Zacut, Vice Chairman of the Board (2)	2,167,043	5.74%
Avner Hagai, director(5)	1,781,726	4.72%
Eti Mitrany, director (6)	36,875	*
Karen Sarid, director(7)	36,875	*
Prof. Abraham Zangen, director (8)	934,375	2.48%
Avner Lushi, director (9)	36,875	*
Jonathan Shulkin, director(1)	7,743,984	19.01%

Hadar Levy, Chief Executive Officer(10)	67,880	1.75%
Ido Marom, Chief Financial Officer(11)	88,125	*
Gilead Moiseyev, Chief Technology Officer(12)	11,250	*
Dr. Yiftach Roth, Chief Scientist(13)	1,097,562	2.91%
Colleen Hanlon, Vice President of Medical Affairs(14)	23,750	*

All Named Directors and Officers as a group (13 persons)	14,826,195	35.46%
* Less than 1.0%

131

_____________________

(1)	The number of Ordinary Shares beneficially owned by Valor BrainsWay Hopldings, LLC consists of: (i) 2,103,745 ADSs (representing 4,207,490 Ordinary Shares) and (ii) 1,500,000 ADSs (representing 3,000,000 Ordinary Shares) issuable upon exercise of the Valor Warrant, which is currently exercisable. Valor Siren Ventures II L.P., Valor Siren Ventures II-A L.P. and Valor Siren Ventures II-B L.P., together, the Valor Funds, collectively hold a majority of the interests in Valor and Valor Management LLC, serves as the manager of Valor. Valor SV Associates II L.P., or Valor SV Associates, is the general partner of the Valor Funds, Valor SV Capital II LLC, or Valor SV Capital, is the general partner of Valor SV Associates, Valor Management LP is the managing member of Valor SV Capital, and Valor Funds Group LLC is the general partner of Valor Management LP and the managing member of Valor Management LLC. Jonathan Shulkin, a member of our Board of Directors, is a principal at Valor and an authorized officer of Valor BrainsWay and Antonio Gracias is the managing member of Valor Funds Group LLC, the majority owner of Valor Management LP and of Valor Funds Group LLC, and an authorized officer of Valor. By virtue of their positions and relationships with certain of the foregoing Valor entities, and with respect to Mr. Shulkin his service on our Board of Directors, Messrs. Shulkin and Gracias may be deemed to share beneficial ownership over the shares held of record by Valor; however, each disclaims beneficial ownership of such shares for purposes of Sections 13(d) or 13(g) of the Exchange Act. In addition to the aforementioned ADSs and Warrant directly held by Valor BrainsWay Holdings, LLC, Mr. Shulkin has sole voting and dispositive power over 268,247 ADSs (representing 536,494 Ordinary Shares or 1.5% of our outstanding Ordinary Shares) held through an entity of which he is the sole owner and Mr. Gracias has sole voting and dispositive power over 243,500 ADSs (representing 487,000 Ordinary Shares or 1.29% of our outstanding Ordinary Shares). The principal business address of each of the Valor entities and Messrs. Shulkin and Garcias is 320 N. Sangamon Street, Suite 1200, Chicago, IL 60607.
(2)	Consists of shares held directly by the named beneficial owner as well as shares held by family members or affiliates of the named beneficial owner and options to purchase 6,250 Ordinary Shares with an exercise price per share of NIS 11.17 expiring on March 5, 2034.
(3)	The shares are held by Masters Capital Management, LLC and Michael Masters has beneficial ownership by virtue of his role as a control person of Masters Capital Management, LLC. The address of Masters Capital Management, LLC is 3060 Peachtree Road, Suite 1425, Atlanta, Georgia 30305, United States of America.
(4)	Consists of shares held directly by the named beneficial owner as well as shares held by family members or affiliates of the named beneficial owner and options to purchase 168,750 and 18,750 Ordinary Shares with an exercise price per share of NIS 4.56 and NIS 11.17, respectively, expiring on February 9, 2033 and March 5, 2034, respectively.
(5)	Consists of shares held directly by the named beneficial owner as well as shares held by family members or affiliates of the named beneficial owner and options to purchase 6,250 Ordinary Shares with an exercise price per share of NIS 11.17 expiring on March 5, 2034.
(6)	Consists of shares held directly by the named beneficial owner as well as shares held by family members or affiliates of the named beneficial owner and options to purchase 27,500 and 6,250 Ordinary Shares with an exercise price per share of NIS 15.26 and NIS 11.17, respectively, expiring on January 13, 2028 and March 5, 2034, respectively.
(7)	Consists of shares held directly by the named beneficial owner as well as shares held by family members or affiliates of the named beneficial owner and options to purchase 27,500 and 6,250 Ordinary Shares with an exercise price per share of NIS 15.26 and NIS 11.17, respectively, expiring on December 2, 2027 and March 5, 2034, respectively.
(8)	Consists of shares held directly by the named beneficial owner as well as shares held by family members or affiliates of the named beneficial owner and options to purchase 6,250 Ordinary Shares with an exercise price per share of NIS 11.17 expiring on March 5, 2034.
(9)	Consists of shares held directly by the named beneficial owner as well as shares held by family members or affiliates of the named beneficial owner and options to purchase 27,500 and 6,250 Ordinary Shares with an exercise price per share of NIS 15.26 and NIS 11.17, respectively, expiring on January 13, 2028 and March 5, 2034, respectively.
(10)	Consists 61,630 Ordinary Shares and options to purchase 609,250 Ordinary Shares as follows: (i) options to purchase 398,000 Ordinary Shares with an exercise price per share of $4.68 expiring on December 8, 2025 (220,000 options), November 12, 2026 (128,000 options) and October 1, 2027 (50,000 options), (ii) options to purchase 180,000 Ordinary Shares with an exercise price per share of $1.3 expiring on February 9, 2033, and (iii) options to purchase 31,250 Ordinary Shares with an exercise price per share of NIS 11.17 expiring on March 5, 2034.
(11)	Consists of shares held directly by the named beneficial owner as well as shares held by family members or affiliates of the named beneficial owner and options to purchase 75,000 and 8,750 Ordinary Shares with an exercise price per share of NIS 4.28 and NIS 11.17, respectively, expiring on August 8, 2033 and March 5, 2034, respectively.

(12)	Consists of shares held directly by the named beneficial owner as well as shares held by family members or affiliates of the named beneficial owner and options to purchase 7,500 Ordinary Shares with an exercise price per share of NIS 11.17 expiring on March 5, 2034.

(13)	Consists of shares held directly by the named beneficial owner as well as shares held by family members or affiliates of the named beneficial owner.
(14)	Consists of shares held directly by the named beneficial owner as well as shares held by family members or affiliates of the named beneficial owner and options to purchase 2,500 Ordinary Shares with an exercise price per share of NIS 11.17 expiring on March 5, 2034.

The voting rights of our major shareholders do not differ from the voting rights of holders of our Ordinary Shares who are not major shareholders. Each of our Ordinary Shares entitles the holder to one vote at our Company’s shareholder meetings.

Changes in Percentage Ownership by Major Shareholders

Since April 12, 2022, which was the date we filed our Annual Report for the fiscal year ended December 31, 2021, we are not aware of significant changes in the reported percentage ownership held by any of our 5% or greater shareholders other than: (i) The Phoenix Provident Funds which decreased from 13.04% to below 5%, (ii) Dr. David Zacut which increased from 5.4% to 5.89%, (iii) Mr. Avner Hagai which decreased from 5.3% to below 5%, (iv) Cowen Financial Products, LLC which decreased from 5.03% to below 5%, (v) RTW Funds which decreased from 9.4% to below 5%, (vi) Wasatch Advisors Inc. and AIGH Capital Management, LLC each became 5% or greater shareholders but have since decreased their respective holdings to below 5% as of the date of this report and (vii) as a result of the private placement to Valor in November 2024, Valor’s beneficial ownership increased to 17.73% (with each of the individuals holding shared voting and dispositive powers over its holdings beneficially owning additional shares as set forth above).

Control by Another Corporation, Foreign Government or Other Persons

To the best of our knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.

B.	Related Party Transactions

Valor Private Placement

On September 29, 2024, we entered into a securities purchase agreement with Valor for a private placement offering, or the Valor Private Placement. In the Valor Private Placement, we agreed to issue to Valor (i) an aggregate of 2,103,745 ADSs (representing 4,207,490 Ordinary Shares), at a purchase price of US$9.50686 per ADS, a 20% premium above the 30-day volume-weighted average price (VWAP) of the ADSs for an aggregate consideration of $20 million, and (ii) a warrant to purchase up to an additional 1,500,000 ADSs (representing up to 3,000,000 Ordinary Shares) at an exercise price of US$9.50686 per ADS, which may further increase the gross proceeds from the Valor Private Placement to up to a total of approximately $34.3 million if the Valor Warrant is fully exercised in cash. The Valor Warrant became exercisable immediately upon issuance thereof at the closing of the Valor Private Placement on November 5, 2024 and is exercisable for 18 months following its initial issuance date, provided, however, that during such 18-month period, if the ADS closing price for any thirty (30) consecutive trading days exceeds the Valor Warrant exercise price by 40% or more, Valor shall be required to fully exercise the Valor Warrant within five (5) trading days.

In connection with the Valor Private Placement we granted Valor the right to nominate (i) at least one member to our Board of Directors so long as Valor holds, directly or indirectly, or together with any Valor Affiliates at least 10% of our issued and outstanding share capital and (ii) two members to our Board of Directors so long as Valor holds, directly or indirectly, or together with the Valor Affiliates at least 20% of our issued and outstanding share capital.

Concurrently with the execution of the securities purchase agreement, we and Valor entered into a registration rights agreement pursuant to which we agreed to file within 10 days following receipt of the shareholder approval of the Valor Private Placement a registration statement with the SEC to register the resale of the ADSs sold in the Valor Private Placement, as well as the securities underlying the Valor Warrant. On November 5, 2024, we entered into an amendment to the Valor registration rights agreement providing that such registration statement will be filed within three business days after the filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

The Valor Private Placement was consummated on November 5, 2024 after our shareholders approved its terms, the appointment of Jonathan Shulkin as a member of our Board of Directors and amendments to our articles of association. For more information see “Item 6.C. Board Practices” above.

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

Employment Agreement with Hadar Levy our Chief Executive Officer

In March 2023 we entered into an employment agreement with Hadar Levy reflecting his compensation package and other terms as our new CEO. The terms were approved by our shareholders in the annual general meeting held on March 20, 2023. The following is a description of Mr. Levy’s compensation package, effective as of the date that Mr. Levy was appointed as the CEO, namely February 13, 2023: Annualized gross base salary of NIS 1,020,000 (calculated on the basis of NIS 85,000 monthly); Performance-based bonus in a gross amount not exceeding six (6) months of then current base salary based on achievement of the milestones, goals and targets to be set each year by the Board; 320,000 options to purchase Ordinary Sharers of the Company, at an exercise price based on the closing price of the Company on the last trading day prior to the date of the shareholders meeting, namely March 19, 2023, subject to standard terms our 2019 Plan and compliance with all applicable laws. The options are subject to our standard 4 year vesting period, with acceleration in the event of a change of control; If Mr. Levy’s employment is terminated by the company without cause (1) where such termination occurs during the first two years of employment as CEO, Mr. Levy shall be entitled to a 6 month prior notice, and (2) where such termination occurs after the first two year of employment as CEO, Mr. Levy shall be entitled to a 4 month prior notice; Mr. Levy undertook not to compete with the products and services offered by the Company and not to do any interfering activities during the term of his employment and for 12 months of the date of termination of his employment for any reason.

At our 2024 AGM, our shareholders approved a grant to Mr. Levy of equity consisting of (i) 125,000 options to purchase Ordinary Shares of the Company (at an exercise price equal to NIS 11.17 per share, being the closing price of our Ordinary Shares on the TASE on March 4, 2024 which was the last trading day before our Board of Directors approved such grant); and (ii) 62,500 restricted share units. The grants are subject to a four-year vesting period, with the first 25% vesting on the date falling 12 months following the March 5, 2024 vesting commencement date, and the remaining 75% vesting in 12 equal quarterly portions until the end of the four-year period, provided, in each case that Mr. Levy continues to be employed by us at the time of each such scheduled vesting date. The grants shall otherwise be in accordance with our 2019 Plan.

Employment Agreement with Ido Marom our Chief Financial Officer

In September 2023 we entered into an employment agreement with Ido Marom reflecting his compensation and other terms as our new CFO. The following is a description of Mr. Marom’s compensation package, effective as of September 1, 2023: Monthly base salary of NIS 50,000 and beginning from November 16, 2023 a monthly base salary of NIS 55,000 (approximately an annual amount of NIS 647,500); Target Annual Bonus up to three (3) months of then current base salary based on achievements of the milestones, goals and targets to be set each year by the CEO and the Board and subject to Compensation Policy; 150,000 options to purchase Ordinary Sharers of the Company, at an exercise price based on the closing price of the Company on the last trading day prior to the date of the Board approval, namely August 7, 2023, subject to standard terms in the company’s Amended and Restated 2019 Share Incentive Plan and compliance with all applicable laws. The options are subject to our standard 4 year vesting period, with acceleration in the event of a change of control; Mr. Marom undertook not to compete with the products and services offered by the Company and not to do any interfering activities during the term of his employment and for 12 months of the date of termination of his employment for any reason.

Engagement with executive directors

We have engaged with each of our executive directors for compensation paid to them with respect to the services provided to the Company, for more information please see “Item 6.B.—Compensation—Director Compensation.”

Consulting Agreement with Prof. Abraham Zangen

In April 2009, we entered into a consulting agreement, which was last amended in May 2014, with Prof. Abraham Zangen, our scientific founder and a member of our Board, under which Prof. Zangen provides advisory services to us in the field of neurobiology. Prof. Zangen’s monthly consulting fee is NIS 19,375. This agreement provides for a notice period of 180 days for termination of the agreement by Prof. Zangen and 30 days for termination of the agreement by us.

Sponsorship of an Obesity Study at BGU

In 2021, we entered into an addendum to a July 2012 agreement with Ben Gurion Negev Technology and Applications Ltd. which operates a lab associated with Prof. Zangen, a director of the Company. Under the terms of the addendum, we agreed to sponsor a 40-patient obesity study involving Deep TMS.

Option Grants

Each of our directors and members of senior management are participants in our Share Incentive Plan, pursuant to which they receive from time to time grants of options to purchase our Ordinary Shares. For more information, see “Item 6. Directors, Senior Management and Employees—Share Ownership—Award Plans.”

Since January 1, 2022, we granted options to purchase 1,768,000 Ordinary Shares to employees and directors, with a weighted average exercise price of approximately $1.7 per share, or approximately NIS 5.97 per share (based on the exchange rate reported by the Bank of Israel on December 31, 2024), and 818,400 restricted share units (RSUs).

Directors and Officers Insurance Policy and Indemnification Agreements

Our articles of association permit us to exculpate, indemnify, and insure each of our directors and officers to the fullest extent permitted by the Israeli Companies Law. For information, please see “Item 6.C.—Board Practices—Exculpation, Insurance and Indemnification of Directors and Officers.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

Legal Proceedings

From time to time, we may become a party to legal proceedings and claims in the ordinary course of business. We are not currently a party to any significant active legal proceedings, subject to any disclosure set forth under “Item 4. Information on the Company—Business Overview—Legal Proceedings” which is incorporated herein by reference.

Export Sales

For geographical breakdown of the Company’s sales, see Note 17 to the financial statements included at the end of this Annual Report.

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

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2024.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Our Ordinary Shares have been trading on the TASE under the symbol “BWAY” since January 2007. The ADSs representing our Ordinary Shares have been trading on The Nasdaq Global Market under the symbol “BWAY” since April 16, 2019.

There were no suspensions in the trading of our shares in 2024, 2023 and 2022.

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

For a description of our material agreements, please see “Item 5.C—Research and Development, Patents, and Licenses” and “Item 7.B.—Related Party Transactions.”

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

Distributions

Subject to the discussion under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” below, the gross amount of any distribution, including the amount of any Israeli taxes withheld from such distribution, see “Item 10. Additional Information—E. Taxation—Israeli Tax Considerations”, actually or constructively received by a U.S. Holder with respect to our Ordinary Shares (or, in the case of ADSs, received by the depositary) will be taxable to the U.S. Holder as foreign source dividend income to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles.

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

Under the Code, certain dividends received by non-corporate U.S. Holders will be subject to a maximum federal income tax rate of 20%. This reduced income tax rate is only applicable to dividends paid by a “qualified foreign corporation” that is not a PFIC for the year in which the dividend is paid or for the preceding taxable year, and only with respect to Ordinary Shares or ADSs held by a qualified U.S. Holder (i.e., a non-corporate holder) for a minimum holding period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date). As discussed below, however, we will likely be a “passive foreign investment company” (see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” below) for our current taxable year and future taxable years. Accordingly, dividends paid by us to individual U.S. Holders may not be eligible for the reduced income tax rate applicable to qualified dividends. You should consult your own tax advisor regarding the availability of this preferential tax rate under your particular circumstances.

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

Sale or Other Disposition of Ordinary Shares or ADSs

Subject to the discussion under “Item 10. Additional Information—Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” below, if a U.S. Holder sells or otherwise disposes of its Ordinary Shares or ADSs, gain or loss will be recognized for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and such holder’s adjusted basis in the Ordinary Shares or ADSs. Such gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if the holder had held the Ordinary Shares or ADSs for more than one year at the time of the sale or other disposition. Long-term capital gains realized by non-corporate U.S. Holders are generally subject to a preferential U.S. federal income tax rate. In general, gain or loss recognized by a U.S. Holder on the sale or other disposition or our Ordinary Shares or ADSs will be U.S. source gain or loss for purposes of the foreign tax credit limitation. As discussed below in “Item 10. Additional Information – Taxation — U.S. Federal Income Tax Considerations – Passive Foreign Investment Companies,” however, we may be a PFIC for our current taxable year and future taxable years. If we are a PFIC, any such gain will be subject to the PFIC rules, as discussed below, rather than being taxed as a capital gain.

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

As discussed above under the heading “Item 10. Additional Information—E. Taxation—Israeli Tax Considerations—Taxation of Shareholders,” a U.S. Holder who holds Ordinary Shares or ADSs through an Israeli broker or other Israeli intermediary may be subject to Israeli withholding tax on any capital gains recognized on a sale or other disposition of the Ordinary Shares or ADSs if the U.S. Holder does not obtain approval of an exemption from the Israeli Tax Authorities or claim any allowable refunds or reductions. U.S. Holders are advised that any Israeli tax paid under circumstances in which an exemption from (or a refund of or a reduction in) such tax was available will not be creditable for U.S. federal income tax purposes. U.S. Holders are advised to consult their Israeli broker or intermediary regarding the procedures for obtaining an exemption or reduction.

Medicare Tax on Unearned Income

Certain U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on their net investment income, which would include dividends paid on the Ordinary Shares or ADSs and capital gains from the sale or other disposition of the Ordinary Shares or ADSs.

Passive Foreign Investment Companies

We have not made a formal determination as to whether we would be classified as a PFIC and it is possible that we will be treated as a PFIC for U.S. federal income tax purposes for our current taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of the Ordinary Shares or ADSs, our PFIC status will depend in large part on the market price of the Ordinary Shares or ADSs, which may fluctuate significantly. Based on our retention of a significant amount of cash and cash equivalents, and depending on the market price of the Ordinary Shares or ADSs, we may be treated as a PFIC for the 2024 taxable year and may be treated as a PFIC in future taxable years.

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

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Ordinary Shares or ADSs, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Item 10. Additional Information—Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly, and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act or, in some cases, at all. However, we are required to comply with the informational requirements of the Exchange Act, and, accordingly, file current reports on Form 6-K, annual reports on Form 20-F and other information with the SEC.

In addition, prior to the listing of the ADSs on the Nasdaq, our Ordinary Shares were only traded on the TASE and therefore we filed Hebrew language periodic and immediate reports with, and furnished information to, the TASE and the Israeli Securities Authority, as required under Chapter Six of the Israel Securities Law. Copies of our past filings with the Israeli Securities Authority can be retrieved electronically through the MAGNA distribution site of the Israeli Securities Authority (www.magna.isa.gov.il) and the TASE website (www.maya.tase.co.il).

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

Foreign Currency Exchange Risk

The U.S. dollar is our functional and reporting currency. Although a substantial portion of our expenses (mainly salaries and related costs) are denominated in NIS, accounting for approximately 35.5% of our expenses in the year ended December 31, 2024, all of our financing has been in U.S. dollars, and the substantial majority of our liquid assets are held in U.S. dollars. Furthermore, while we anticipate that a portion of our expenses, principally salaries and related personnel expenses in Israel will continue to be denominated in NIS, we expect to incur an increasing amount of expenses in U.S. dollars as we increase our marketing and sales personnel and enhance our clinical studies in the United States. Changes of 5% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately $906 thousand during the year ended December 31, 2024. We also have expenses, although to a much lesser extent, in other non-U.S. dollar currencies, in particular the Euro.

Moreover, for the next few years we expect that the substantial majority of our revenues from the sale or lease of our systems in the United States, if any, will be denominated in U.S. dollars. As a portion of our expenses is denominated in NIS and other non-U.S. currencies, we are exposed to risk associated with exchange rate fluctuations vis-à-vis the non-U.S. currencies.

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

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;
●	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;
●	provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and
●	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013). Based on our assessment and this framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

(c)	Attestation Report of Registered Public Accounting Firm

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, has issued an audit report on the effectiveness of our internal control over financial reporting. The report is included in our audited consolidated financial statements set forth in “Item 18 - Financial Statements.”

(d)	Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2024, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

	Year Ended December 31,
	2024	2023
Services Rendered	In U.S dollars thousands
Audit (1)	310	235
Tax fees (2)	46	44
Total	356	279

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Tax fees relate to tax compliance, tax planning, and tax advice.

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

During 2024, all services provided to us by Ernst & Young were approved by our Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

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

ITEM 16G. CORPORATE GOVERNANCE

Nasdaq Stock Listing Rules and Home Country Practices

As a foreign private issuer whose ADSs are listed on The Nasdaq Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of The Nasdaq Global Market. Pursuant to the “foreign private issuer exemption”:

●	we established a quorum requirement such that the quorum for any meeting of shareholders is two or more shareholders holding at least 33 and 1/3% of our voting rights, which complies with Nasdaq requirements; however, if the meeting is adjourned for lack of quorum, the quorum for such adjourned meeting will be any number of shareholders, instead of 33 and 1/3% of our voting rights;

●	we also follow Israeli corporate governance practice in lieu of Nasdaq Marketplace Rule 5635(c), which requires shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the shares or assets of another company) and prior to an issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants. By contrast, under the Israeli Companies Law, shareholder approval is required (subject to certain limited exceptions) for, among other things: (a) transactions with directors concerning the terms of their service (including indemnification, exemption, and insurance for their service or for any other position that they may hold at a company); (b) extraordinary transactions with controlling shareholders of publicly held companies; (c) terms of office, and employment or other engagement of our controlling shareholder, if any, or such controlling shareholder’s relative; (d) transactions with the company’s Chief Executive Officer with respect to his or her compensation, whether in accordance with the approved compensation policy of the company or not, or transactions with officers of the company not in accordance with the approved compensation policy; (e) the compensation policy of the company for office holders; and (f) certain private placements involving the issuance of 20% or more of our total voting rights, or private placements as a result of which a person will become a controlling shareholder of the company, subject to certain exemptions and exceptions. In addition, under the Israeli Companies Law, a merger generally requires approval of the shareholders of each of the merging companies; and

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an Insider Trading Compliance Policy, which, among other things, governs the purchase, sale and other dispositions of our securities by our directors, executive officers and employees. Our Insider Trading Compliance Policy aims to promote compliance with applicable insider trading laws, rules and regulations, and Nasdaq listing standards. A copy of our Insider Trading Compliance Policy is filed as Exhibit 11.1 to this Annual Report.

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

To date, no cybersecurity incident (or aggregation of incidents) or cybersecurity threat has materially affected our results of operations or financial condition. However, an actual or perceived breach of our security could damage our reputation, cause existing clients to discontinue using our Deep TMS systems, prevent us from attracting new clients, interfere with the progress of our clinical trials, interfere with our efforts to pursue regulatory approvals for our product candidates, or subject us to third-party lawsuits, regulatory fines or other actions or liabilities, any of which could adversely affect our business, operating results or financial condition. During the year ended December 31, 2024 we purchased a cyber liability insurance policy. For further information, see also “Item 3D. Risk Factors - Risks Related to our Business and Industry.”

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.	EXHIBITS

See Exhibit Index on page 153.

EXHIBIT INDEX

1.1	Articles of Association of the Registrant, as amended (incorporated by reference to Exhibit A of Exhibit 99.1 to the Form 6-K filed by the Company with the SEC on October 1, 2024).

2.1	Form of Deposit Agreement between BrainsWay Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 filed by The Bank of New York Mellon with the SEC on February 1, 2019).

2.2	Form of American Depositary Receipt (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 filed by The Bank of New York Mellon with the SEC on February 1, 2019).

2.3**	Description of Share Capital.

4.1	Amended and Restated BrainsWay 2019 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed by the Company with the SEC on April 19, 2021).

4.2	Form of Letter of Exculpation and Indemnification (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.3	Compensation Policy for Executive Officers and Directors, dated June 17, 2024 (incorporated by reference to Appendix B of Exhibit 99.1 to the Company’s Form 6-K, filed by the Company with the SEC on May 9, 2024).

4.4	Employment Agreement, dated March 22, 2023, between BrainsWay Ltd. and Hadar Levy as Chief Executive Officer (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F filed by the Company with the SEC on March 27, 2023).

4.6	Patent License Agreement, dated July 7, 2003, by and between BrainsWay, Inc. and the United States Public Health Service (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.7	Patent License Amendment, dated August 24, 2005, by and between BrainsWay, Inc. and the United States Public Health Service (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.8	Second Amendment to Patent License Agreement, dated April 17, 2008, by and between BrainsWay, Inc. and the United States Public Health Service (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.9	Research and License Agreement, dated June 2, 2005, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.10	First Addendum Agreement, dated August 19, 2007, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.11	Second Addendum Agreement, dated January 18, 2009, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.12	Third Addendum Agreement, dated March 23, 2010, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.13	Fourth Addendum Agreement, dated November 12, 2009, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.14	First Amendment to Fourth Addendum Agreement, dated May 11, 2010, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.15	Fifth Addendum Agreement, dated February 22, 2018, by and between BrainsWay, Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.16	Underwriting Agreement, dated February 23, 2021, between the Company and Oppenheimer & Co. Inc. (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by the Company with the SEC on February 25, 2021).

4.17	Securities Purchase Agreement, dated as of September 29, 2024, by and between BrainsWay Ltd. and Valor BrainsWay Holdings, LLC (incorporated by reference to Exhibit 99.2 to the Form 6-K filed by the Company with the SEC on September 30, 2024).

4.18	Warrant to Purchase American Depositary Shares issued to Valor BrainsWay Holdings, LLC (incorporated by reference to Exhibit 99.3 to the Form 6-K filed by the Company with the SEC on September 30, 2024).

4.19	Registration Rights Agreement, dated as of September 29, 2024, by and between BrainsWay Ltd. and Valor BrainsWay Holdings, LLC (incorporated by reference to Exhibit 99.4 to the Form 6-K filed by the Company with the SEC on September 30, 2024).

4.20	First Amendment, dated as of November 5, 2024, to Registration Rights Agreement, dated as of September 29, 2024, by and between BrainsWay Ltd. and Valor BrainsWay Holdings, LLC (incorporated by reference to Exhibit 99.2 to the Form 6-K filed by the Company with the SEC on November 5, 2024)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

11.1**	BrainsWay Ltd. Insider Trading Compliance Policy.

12.1**	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13**	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of Kost Forer Gabbay & Kasierer, Member Firm of Ernst & Young Global.

97.1	BrainsWay Ltd. Policy for Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 28, 2024).

101	The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2024 formatted in Inline XBRL: (i) Consolidated Statements of Comprehensive Loss, (ii) Consolidated Statements of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.

104	Cover Page Interactive Data File.

** Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRAINSWAY LTD. By: /s/ Hadar Levy Name: Hadar Levy Title: Chief Executive Officer By: /s/ Ido Marom Name: Ido Marom Title: Chief Financial Officer

Date: April 21, 2025

BRAINSWAY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

U.S. DOLLARS IN THOUSANDS

BRAINSWAY LTD. AND ITS SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2024 AND 2023 AND FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

BRAINSWAY LTD.

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Brainsway Ltd. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive profit (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 21, 2025, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory Valuation

Description of the Matter

The Company’s inventory totaled $4,426 thousand as of December 31, 2024. As explained in Note 2 to the consolidated financial statements, the Company assesses the value of all inventories, including raw materials, work in progress and finished goods, in each reporting period. The Company values inventories at the lower of cost and estimated net realizable value in each reporting period. Excess and obsolete inventory is written down to its estimated net realizable value if less than cost.

Auditing management’s estimates for excess and obsolete inventory involved subjective auditor judgment because management’s assessment of whether a write down is required and the measurement of any excess of cost over net realizable value is judgmental and considers several qualitative factors that are affected by market and economic conditions outside the Company’s control. In particular, the obsolete and excess inventory calculations are sensitive to significant assumptions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company's excess and obsolete inventory reserve process. This included management’s assessment of the assumptions and data underlying the excess and obsolete inventory valuation.

Our substantive audit procedures included, evaluating the significant assumptions stated above and testing the completeness and accuracy of the underlying data used in management’s excess and obsolete inventory valuation assessment. We performed sensitivity analyses over the significant assumptions to evaluate the changes in the excess and obsolete inventory estimates that would result from changes in the underlying assumptions. In addition, we performed inquiries of the Company’s management and obtained documentation to evaluate the Company’s estimate.

/s/ KOST FORER GABBAY & KASIERER

KOST FORER GABBAY & KASIERER

A Member of EY Global

We have served as the Company’s auditor since 2003.

Tel-Aviv, Israel

April 21, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of

BRAINSWAY LTD.

Opinion on Internal Control Over Financial Reporting

We have audited Brainsway Ltd. and subsidiaries' internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Brainsway Ltd. Company and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of comprehensive profit (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated April 21, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

  /s/ KOST FORER GABBAY & KASIERER

KOST FORER GABBAY & KASIERER

A Member of EY Global

Tel-Aviv, Israel

April 21, 2025

BRAINSWAY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	4	$69,345	$10,520
Restricted cash	4	271	271
Short-term deposits	5	-	35,465
Trade receivables, net	6	4,596	3,780
Inventory	7	4,426	3,717
Other current assets	8	1,032	1,712

Total current assets		79,670	55,465

NON-CURRENT ASSETS:
System components	9	1,707	1,273
Leased systems, net	9	3,959	3,700
Other property and equipment, net	9	752	389
Right-of-use assets	12	5,530	428
Other long-term assets	10	2,698	1,717

Total non-current assets		14,646	7,507
Total assets		$94,316	$62,972

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables		$2,868	$758
Deferred revenues		4,434	2,504
Liability in respect of government grants	16a	1,293	1,008
Current maturities of lease liabilities	12	824	232
Other accounts payable	11	5,927	5,259
Total current liabilities		15,346	9,761

NON-CURRENT LIABILITIES:
Deferred revenues		3,625	5,314
Liability in respect of government grants	16a	5,803	6,077
Lease liabilities	12	4,800	239
Warrants liability	13c	2,429	-
Total non-current liabilities		16,657	11,630

EQUITY:	17
Share capital Ordinary shares of NIS 0.4 par value: Authorized- 120,000,000 ordinary shares; Issued and outstanding- 37,626,427 ordinary shares on December 31, 2024 and 33,242,189 ordinary shares on December 31, 2023		413	367
Share premium		157,597	140,344
Reserve for share-based payment	18	4,872	4,360
Currency translation adjustments		(2,188)	(2,188)
Accumulated deficit		(98,381)	(101,302)
Total equity		62,313	41,581
Total equity and liabilities		$94,316	$62,972

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSWAY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT (LOSS)

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2024	2023	2022
Revenues	19a	$41,016	$31,785	$27,177
Cost of revenues	19b	10,435	8,308	7,129
Gross profit		30,581	23,477	20,048

Research and development expenses, net	19c	7,190	6,665	7,678
Selling and marketing expenses	19d	16,203	16,456	18,199
General and administrative expenses	19e	5,797	5,315	6,854
Total operating expenses		29,190	28,436	32,731
Operating profit (loss)		1,391	(4,959)	(12,683)
Finance income	19f	3,584	2,171	1,117
Finance expense	19f	1,516	1,158	1,468

Profit (loss) before income taxes		3,459	(3,946)	(13,034)
Income taxes	15	538	251	315
Net profit (loss) and total comprehensive profit (loss)		$2,921	$(4,197)	$(13,349)
Basic net income (loss) per share	20	0.09	(0.13)	(0.40)
Diluted net income (loss) per share	20	$0.05	$(0.13)	$(0.40)

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSWAY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Share capital		Share premium	Reserve for share-based payment	Currency translation adjustments	Accumulated deficit	Total equity
Balance as of January 1, 2022	$363		137,566	5,340	(2,188)	(83,756)	57,325
Net loss and total comprehensive loss	-		-	-	-	(13,349)	(13,349)
Exercise of share options	1		436	(437)	-	-	-
Expiration of share options	-		197	(197)	-	-	-
Issuance of shares, net	-	(*)	(53)	-	-	-	(53)
Cost of share-based payment	-		-	1,474	-	-	1,474
Balance as of December 31, 2022	364		138,146	6,180	(2,188)	(97,105)	45,397
Net loss and total comprehensive loss	-		-	-	-	(4,197)	(4,197)
Exercise of share options	3		798	(801)	-	-	-
Expiration of share options	-		1,400	(1,400)	-	-	-
Cost of share-based payment	-		-	381	-	-	381

Balance as of December 31, 2023	367		140,344	4,360	(2,188)	(101,302)	41,581
Net income and total comprehensive income	-		-	-	-	2,921	2,921
Exercise of share-based payment info shares	1		805	(789)	-	-	17
Forfeiture of share options	-		140	(140)	-	-	-
Issuance of shares, net (**)	45		16,308	-	-	-	16,353
Cost of share-based payment	-		-	1,441	-	-	1,441
Balance as of December 31, 2024	$413		157,597	4,872	(2,188)	(98,381)	62,313

(*)	Less than $1
(**)	Net of issuance expenses of $222 thousand

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSWAY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Total comprehensive profit (loss)	$2,921	$(4,197)	$(13,349)
Adjustments to reconcile net profit (loss) to net cash used in operating activities:

Adjustments to profit or loss items:
Depreciation and amortization	660	362	558
Depreciation of leased systems	1,111	975	976
Impairment and disposal of inventory and system components	1,519	1,447	816
Finance expenses (income), net	(2,068)	(1,013)	351
Cost of share-based payment	1,441	381	1,474
Income taxes	538	251	315
Total adjustments to reconcile loss	3,201	2,403	4,490
Changes in asset and liability items:
Increase in inventory	(920)	(506)	(3,595)
Decrease (increase) in trade receivables	(867)	1,089	1,456
Decrease (increase) in other current assets	1,649	(312)	(403)
Increase (decrease) in trade payables	2,119	(327)	-
Increase in other accounts payable	129	62	298
Increase in deferred revenues	277	1,629	790
Total changes in asset and liability	2,387	(1,635)	(1,454)
Cash (paid) received during the year for:
Interest paid	(124)	(253)	(46)
Interest received	2,922	1,707	1,042
Income taxes paid	(1,009)	(11)	(443)
Total cash received during the year	1,789	1,443	553
Net cash provided by (used in) operating activities	10,298	1,284	(9,760)
Cash flows from investing activities:
Proceeds from disposal (purchase) of property and equipment and system components, net	(3,794)	(2,387)	1,936
Proceeds from lease assets	76	-	-
Proceeds from short-term bank deposits	35,000	-	40,254
Investment in short-term bank deposits	-	(35,000)	-
Investment in long-term deposits, net	(971)	(22)	(21)
Net cash provided by (used in) investing activities	30,311	(37,409)	42,169
Cash flows from financing activities:
Proceeds from government grants	-	32	15
Repayment of liability in respect of research and development grants	(1,108)	(787)	(977)
Repayment of lease liabilities	(424)	(271)	(533)
Issuance of share capital, net	-	-	(52)
Exercise of share options	17	-	-
Issuance of warrants liability	3,425	-
Proceeds from issuance of shares, net	16,353	-	-
Net cash provided by (used in) financing activities	18,263	(1,026)	(1,547)
Exchange rate differences on balance of cash and cash equivalents	(47)	90	(202)
Increase (decrease) in cash and cash equivalents	58,825	(37,061)	30,660
Cash and cash equivalents at the beginning of the year	10,520	47,581	16,921
Cash and cash equivalents at the end of the year	$69,345	$10,520	$47,581
(a) Significant non-cash transactions:
Right-of-use asset recognized with corresponding lease liability	$5,548	$308	$301

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: GENERAL

a.	A general description of the Company and its activity:

BrainsWay Ltd. (the “Company”) is a leader in advanced non-invasive neurostimulation treatments for mental health disorders. The Company is advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. The Company has obtained from the U.S. Food and Drug Administration (FDA) three cleared indications backed by pivotal studies demonstrating clinically proven efficacy. Current indications include MDD (Major Depressive Disorder), obsessive-compulsive disorder (OCD), and smoking addiction.

The Company received its first commercial Deep TMS product received clearance from the FDA in 2013, for the treatment of MDD in adult patients who have failed to achieve satisfactory improvement from anti-depressant medication. In April 2021, the Company received FDA clearance for a shorter innovative MDD treatment and in August 2021, the Company received an additional clearance from the FDA for expansion of the existing MDD clearance to include the non-invasive treatment of anxiety symptoms. In 2022, the Company extended its FDA clearance for MDD (including anxious depression) to our H7 Coil, also via the 510(k) process. In May 2024, the FDA cleared an expansion of the Company’s MDD clearance allowing for the treatment of patients with late life depression. The expanded clearance covers MDD patients ages 22 to 86, changing the previous upper age limit of 68.

The Company received de novo clearance from the FDA in August 2018 for use of its Deep TMS an adjunct therapy for adult patients suffering from OCD, and a clearance from the FDA in August 2020 for use of its Deep TMS system as an aid in short-term smoking cessation in adults.

The Company and its wholly owned subsidiaries, BrainsWay, Inc. (“Inc”), Brain R&D Services Ltd. (“Brain R&D”), BrainsWay USA Inc (“USA Inc”), (collectively the “Group”) derive revenues from the sale and lease of its systems and from related services.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 1: GENERAL (Continued)

b.	The Company has an operating income of $2,921 for the year ended December 31, 2024. The company’s management and board of directors believe that the Company has the sufficient funding to finance its business activity according to its plans in the foreseeable future.

NOTE 2: ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

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

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: ACCOUNTING POLICIES (Continued)

b.	Functional currency, presentation currency, foreign currency and Cash equivalents:

1.	Functional currency and presentation currency:

The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is separately determined for each Group entity and is used to measure its financial position and operating results. The Group determines the functional currency of each Group entity. The Group’s functional and presentation currency is the US Dollar for all reported periods and subsidiaries.

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

3.	Cash equivalents

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment or with a maturity of more than three months, but which are redeemable on demand without penalty.

4.	Short-term deposits

Short-term bank deposits are deposits with an original maturity of more than three months from the date of investment and which do not meet the definition of cash equivalents. The deposits are presented according to their terms of deposit. The deposits earn annual interest at the respective term of the deposits of approximately 6%.

c.	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs necessary to make the sale. The Company periodically evaluates the condition and age of inventories and makes provisions for slow moving inventories accordingly. Furthermore, inventory classified as short-term for sale or consumption, while inventory to be converted into fixed assets in the future for internal use or leasing to customers, is classified as system component as a long-term asset. These classifications are determined according to management's estimates for the use of inventory in the foreseen future. Inventory provisions have been recorded to cover risks arising from slow-moving items, technological obsolescence and excess inventories according to revenue forecasts.

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

Revenue from contracts with customers is recognized when the control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes). The Company does not offer a right of refund in its contracts.

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

Revenue from rendering of extended warranty services are recognized ratably over the contract period as the services have a consistent continuous pattern of transfer to a customer during the contract period. Payment terms between the Company and its customers are typically up to twelve months, and vary by the type of customer, country of sale and the products or services offered. When payments are made before or after the service is performed, the Company recognizes the resulting contract asset or liability.

Revenue from operating leases:

A lease in which substantially all the risks and rewards incidental to ownership of the leased asset have not been transferred to the lessee is classified as an operating lease. Lease payments are recognized as income in profit or loss on a straight-line basis over the lease term. Payment terms between the Company and its customers for lease contracts are typically spread over the term of the lease.

Costs of obtaining a contract:

In order to obtain certain contracts with customers, the Company incurs incremental costs in obtaining the contract (such as sales commissions which are contingent on making binding sales). The Company applies judgment in estimating the amortization period by taking into consideration customer contract terms, history of renewals, expected length of customer relationship, as well as the useful life of the products. Sales commission expenses are amortized over the expected period of benefits and included in Selling and Marketing expenses in the accompanying consolidated statements of income. For costs that the Company would have capitalized and amortized over one year or less, the Company has elected to apply the practical expedient and expense these contract costs as incurred. Costs to obtain contracts amortization expense for the years 2024, 2023 and 2022 were $2,600, $3,400 and $1,767, respectively.

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

The Company’s remaining performance obligations represent contracted revenue that has not yet been recognized. As of December 31, 2024, the aggregate amount of the transaction price allocated to remaining performance obligations that the Company expects to recognize as revenue was $6,964. As of December 31, 2024, the Company expects to recognize 41% of its remaining performance obligations as revenue over the next 12 months, and the remainder through 2030.

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

If no economic benefits are expected from the research activity, the grant received is recognized as a reduction of the related research and development expenses. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37.

At each reporting date, the Company evaluates whether there is reasonable assurance that the liability recognized, in whole or in part, will not be repaid (as the Company will not be required to pay royalties) based on the best estimate of future sales and using the original effective interest method, and if so, the appropriate amount of the liability is derecognized against a corresponding reduction in research and development expenses.

Amounts paid as royalties are recognized as settlement of the liability.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: ACCOUNTING POLICIES (Continued)

f.	Taxes on income:

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in equity.

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

1.	The Company as lessee:

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

Following are the amortization periods of the right-of-use assets by class of underlying asset:

	Years
Lease facilities		10
Motor vehicles	3	-	4

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

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

	%
Leased systems		15
Laboratory equipment		15
Computers		33
Office furniture and equipment	3	-	15
Leasehold improvements	10	-	33

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

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset and the time value of money. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

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

As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments granted.

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

m.	Reclassification:

Certain amounts in prior periods in the Consolidated Statements of Financial Position have been reclassified to conform with current period presentation.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: ACCOUNTING POLICIES (Continued)

n.	New currently Effective Requirements.

•	Amendment to IAS 1, "Disclosure of Accounting Policies":

The amendment, together with the subsequent amendment to IAS 1 (see hereunder) replaces certain requirements for classifying liabilities as current or non-current. According to the amendment, a liability is classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period. According to the subsequent amendment, as published in October 2022, covenants with which the entity must comply after the reporting date do not affect classification of the liability as current or non-current. Additionally, the subsequent amendment adds disclosure requirements for liabilities subject to covenants within 12 months after the reporting date, such as disclosure regarding the nature of the covenants, the date they need to be complied with and facts and circumstances that indicate the entity may have difficulty complying with the covenants. Furthermore, the amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.

The amendment and subsequent amendment are effective for reporting periods beginning on or after January 1, 2024, with earlier application being permitted. The amendment and subsequent amendment are applicable retrospectively, including an amendment to comparative data.

The Amendment did not have a material impact on the Company's consolidated financial statements.

•	Forthcoming requirements

Presentation and Disclosure in Financial Statements - IFRS 18

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) which replaces IAS 1 Presentation of Financial Statements. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new. These categories are complemented by the requirement to present subtotals and totals for “operating profit or loss,” “profit or loss before financing income and taxes,” and “profit or loss.” IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted.

The Company is currently assessing the impact of the Standard on its financial statements.

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

a.	Judgments:

●	Classification of leases – the Company as a lessor:

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

●	Allowance for Doubtful Accounts based on Expected Credit Losses on Trade Receivables

The Company applies a simplified approach and measure the loss allowance in respect of our short-term financial assets, trade receivables, in an amount equal to the lifetime expected credit losses.

Allowance for doubtful accounts is recorded based on expected credit losses for trade receivables. The allowance rates are based on days past due for various customers. The allowance is initially based on the Company’s historically observed default rates as well as forward-looking information. At each reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed. The amount of the allowance is sensitive to changes in circumstances and forecasted economic conditions.

●	Impairment of Inventory

The net realizable value is determined based on management’s evaluation including forecasts and estimates as to the amounts expected to be realized from the sale or use of inventory. The possible effects on the financial statements are the recognition of impairment loss or the reversal of impairment loss.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 3: SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

●	Determining the Fair Value of an Unquoted Financial Asset or Liability - for the Warrants Liability

The fair value of unquoted financial assets or liability in Level 3 of the fair value hierarchy is determined using valuation techniques, generally using future cash flows discounted at current rates applicable for items with similar terms and risk characteristics. Changes in estimated future cash flows and estimated discount rates, after consideration of risks such as liquidity risk, credit risk and volatility, are liable to affect the fair value of these assets of liability.

NOTE 4: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

1.	Cash and cash equivalents:

	December 31,
	2024	2023
Cash for immediate withdrawal	$14,068	$10,520
Cash equivalents - bank deposits less than three months	55,277	-
Total	$69,345	$10,520

2.	Restricted cash:

	December 31,
	2024	2023
Restricted cash - bank deposits	$271	$271

NOTE 5: SHORT-TERM DEPOSITS

	December 31,
	2024	2023
Bank deposits	$-	35,465	(*)

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 6: TRADE RECEIVABLES, NET

a.	Trade receivables, net:

	December 31,
	2024	2023
Open accounts (1)	$5,758	$4,684
Less-allowance for credit losses	(1,162)	(904)
Trade receivables, net	$4,596	$3,780

(1)	Trade receivables generally have 90-day credit terms. Certain customers payments are made through monthly credit card transactions.

b.	Movement in allowance credit losses:

U.S. dollars in thousands
Balance as of January 1, 2023	$1,101
Change in provision for the year	(131)
Derecognition of bad debts	(66)
Balance as of December 31, 2023	904
Change in provision for the year	432
Derecognition of bad debts	(174)
Balance as of December 31, 2024	$1,162

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 6: TRADE RECEIVABLES, NET (Continued)

Following is information about the credit risk exposure of the Company’s trade receivables: December 31, 2024:

	U.S. dollars in thousands
	Not past due	<30 days	30 - 60 days	61 - 90 days	91 - 120 days	>120 days	Total
	U.S. dollars in thousands
Gross carrying amount	$2,962	$658	$777	$200	$372	$789	$5,758
Allowance for doubtful accounts	$126	$104	$120	$99	$103	$610	$1,162
Trade receivables, net	$2,836	$554	$657	$101	$269	$179	$4,596

Following is information about the credit risk exposure of the Company’s trade receivables: December 31, 2023:

	U.S. dollars in thousands
	Not past due	<30 days	30 - 60 days	61 - 90 days	91 - 120 days	>120 days	Total
	U.S. dollars in thousands
Gross carrying amount	$2,817	$167	$271	$314	$253	$862	$4,684
Allowance for doubtful accounts	$7	$12	$19	$44	$235	$587	$904
Trade receivables, net	$2,810	$155	$252	$270	$18	$275	$3,780

NOTE 7: INVENTORY

	December 31,
	2024	2023
Raw materials	$2,795	$1,791
Work in progress	208	1,211
Finished goods	2,573	1,833
Total	5,576	4,835
Provision for Inventory	(1,150)	(1,118)
Inventory, net	$4,426	$3,717

NOTE 8: OTHER CURRENT ASSETS

	December 31,
	2024	2023
Government authorities	$454	$420
Prepaid expenses and other	578	1,292
Other current assets	$1,032	$1,712

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 9: SYSTEM COMPONENTS, OTHER PROPERTY AND EQUIPMENT, NET

December 31, 2024:

	System Components	Leased systems		Laboratory equipment and Computers	Office furniture and equipment	Leasehold improvement	s	Total
Cost:
Balance as of January 1, 2024	$1,273	$8,494		$1,217	$225	$102		$11,311
Purchases	3,112	2,092		80	223	307		5,814
Transfer to Leased systems	(2,092)	-		-	-	-		(2,092)
Reductions	(586)	(2,405	)(**)	-	-	(15)		(3,006)
Balance as of December 31, 2024	1,707 (*)	8,181		1,297	448	394		12,027

Accumulated depreciation:
Balance as of January 1, 2024	-	4,794		1,006	90	59		5,949
Additions	-	1,111		83	132	32		1,358
Reductions	-	(1,683)		-	-	(15)		(1,698)

Balance as of December 31, 2024	-	4,222		1,089	222	76		5,609

Depreciated cost as of December 31, 2024	$1,707	$3,959		$208	$226	$318		$6,418

(*)	Includes impairment provision of $464

(**)	Derived mainly from returned systems as well as sale of leased systems.

December 31, 2023

	System Components	Leased systems		Laboratory equipment and Computers	Office furniture and equipment	Leasehold improvements	Total
Cost
Balance as of January 1, 2023	$1,220	$7,227		$1,276	$225	$81	$10,029
Purchases	2,336	-		30	-	21	2,387
Transfer to Leased systems	(1,905)	1,994		(89)	-	-	-
Reductions	(378)	(727	)(**)	-	-	-	(1,105)
Balance as of December 31, 2023	1,273 (*)	8,494		1,217	225	102	11,311

Accumulated depreciation:
Balance as of January 1, 2023	-	4,109		926	76	55	5,166
Additions	-	975		80	14	4	1,073
Reductions	-	(290)		-	-	-	(290)

Balance as of December 31, 2023	-	4,794		1,006	90	59	5,949

Depreciated cost as of December 31, 2023	$1,273	$3,700		$211	$135	$43	$5,362

(*)	Includes impairment provision of $607
(**)	Derived mainly from returned systems as well as sale of leased systems.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 10: OTHER LONG-TERM ASSETS

	December 31,
	2024	2023
Prepaid expenses and deposits	$1,635	$889
Deferred tax assets, net (see note 15(d))	1,063	828

Total other long term assets	$2,698	$1,717

NOTE 11: OTHER ACCOUNTS PAYABLE

	December 31,
	2024	2023
Employee and payroll accruals	$2,724	$2,065
Accrued expenses	2,576	2,480
Institutions	250	153
Income tax payable	268	504
Other (1)	109	57

Other accounts payable	$5,927	$5,259

(1)	current non-interest-bearing accounts.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 12: LEASES

A. Information regarding material lease agreements

a. The Company leases offices in Jerusalem for a base period of five years under a contract for offices, labs and manufacturing facilities starting July 2024.

The Jerusalem office lease agreement contains a five year extension option that the Company is reasonably certain to exercise.

The contractual periods of the aforesaid lease agreement and extension ends July 2035.

b. The Company leases vehicles for approximately four-year periods from a leasing company. The agreements with the leasing company do not contain extension and/or termination options that the Company is reasonably certain to exercise..

The Company leases vehicles for approximately four-year periods from a leasing company. The agreements with the leasing company do not contain extension and/or termination options that the Company is reasonably certain to exercise.

The vehicles and office lease payments are linked to the local consumer price indexes known on the lease’s date of inception.

B. Information on leases in which the Company is a lessee:

	Year ended December 31,
	2024	2023

Interest expense on lease liabilities	$127	$48
Exchange rate differences	64	3
Adjustments for indexation	74	-
Depreciation expenses on right-of-use assets	483	264

C. Right-of-use assets

Composition:

December 31, 2024:

	Buildings	Vehicles	Total
Cost:
Balance as of January 1, 2024	296	478	774
Additions to right-of-use assets for new leases	5,215	407	5,622
Adjustments for indexation	74	-	74
Disposals	(296)	(118)	(414)
Balance as of December 31, 2024	5,289	767	6,056

Accumulated depreciation:
Balance as of January 1, 2024	216	130	346
Depreciation	325	158	483
Disposals	(216)	(87)	(303)

Balance as of December 31, 2024	325	201	526

Depreciated cost as of December 31, 2024	4,964	566	5,530

December 31, 2023:

	Buildings	Vehicles	Total
Cost:
Balance as of January 1, 2023	408	406	814
Additions to right-of-use assets for new leases	3	305	308
Disposals	(115)	(233)	(348)
Balance as of December 31, 2023	296	478	774

Accumulated depreciation:
Balance as of January 1, 2023	207	124	331
Depreciation	124	140	264
Disposals	(115)	(134)	(249)

Balance as of December 31, 2023	216	130	346

Depreciated cost as of December 31, 2023	80	348	428

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 12: LEASES

C. Lease liabilities:

December 31, 2024:

U.S. dollars in thousands
Maturity analysis:
Less than one year	$834
One to five years	3,920
More then five years	2,868
Total lease commitments	7,622
Impact of discounting remaining lease payments	(1,998)
Lease liabilities as of December 31, 2024:	5,624

Current	824
Non-current	4,800

Total	$5,624

December 31, 2023:

U.S. dollars in thousands
Maturity analysis:
Less than one year	$234
One to five years	284
Total lease commitments	518
Impact of discounting remaining lease payments	(47)
Lease liabilities as of December 31, 2023:	471

Current	232
Non-current	239

Total	$471

D. Information on leases in which the Company is a lessor:

Maturity analysis of undiscounted future lease payments receivable for operating leases:

	December 31,
	2024	2023
First year	$12,031	$8,954
Second year	10,650	6,866
Third year	8,926	5,288
Fourth year	5,630	3,424
Fifth year	1,260	1,232
Sixth year and thereafter	24	159
Total	$38,521	$25,923

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

The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company's long-term liabilities in respect of government grants received from IIA. The repayment of grants received by the Company from 2018 bear an interest rate that reference LIBOR and are expected to be repaid after 2024.

3.	Credit risk:

Credit risk is the risk that a counterparty will not meet its obligations as a customer or under a financial instrument leading to a loss to the Group. The Group is exposed to credit risk from its operating activity (primarily trade receivables).

4.	Liquidity risk:

The Company monitors its risk of a shortage of cash using a quarterly budget.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 13: FINANCIAL INSTRUMENTS (Continued)

1.	The table below presents the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments including interest payments:

December 31, 2024:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total
Trade payables	$2,868	$-	$-	$-	$-	$-	$2,868
Other accounts payable	5,927	-	-	-	-	-	5,927
Liability in respect of research and development grants	1,419	2,040	2,685	2,850	1,609	169	10,772

Total	$10,214	$2,040	$3,685	$2,850	$1,609	$169	$19,567

December 31, 2023:

	Less than	1 to 2	2 to 3	3 to 4	4 to 5	>5
	one year	years	years	years	years	years	Total
Trade payables	$758	$-	$-	$-	$-	$-	$758
Other accounts payable	5,259	-	-	-	-	-	5,259
Liability in respect of research and development grants	1,119	1,575	2,250	2,685	2,850	529	11,008

Total	$7,136	$1,575	$2,250	$2,685	$2,850	$529	$17,025

b.	Sensitivity tests relating to changes in foreign currency:

December 31, 2024	USD	NIS	Other	Total
Cash and Cash equivalents	67,791	630	924	69,345
Restricted cash	271	-	-	271
Short-term deposits	-	-	-	-
Trade receivables, net	2,938	560	1,098	4,596
Other current assets	135	897	-	1,032
Other long-term Assets	2,611	82	5	2,698
	73,746	2,169	2,027	77,942
Financial liabilities at amortized cost	(11,170)	(10,343)	(2)	(21,515)
Total net financial assets	62,576	(8,174)	2,025	56,427

December 31, 2023
Cash and Cash equivalents	8,594	579	1,347	10,520
Restricted cash	271	-	-	271
Short-term deposits	35,465	-	-	35,465
Trade receivables, net	2,640	63	1,077	3,780
Other current assets	229	1,483	-	1,712
Other long-term Assets	1,542	169	6	1,717
	48,741	2,294	2,430	53,465
Financial liabilities at amortized cost	(10,752)	(2,870)	49	(13,573)
Total net financial assets	37,979	(576)	2,479	39,892

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 13: FINANCIAL INSTRUMENTS (Continued)

The following is a sensitivity analysis of changes to profit (loss) and equity in the exchange rate of the NIS as of December 31:

	December 31,
	2024	2023
Sensitivity test to changes in the NIS exchange rate:
Gain (loss) from the change:
Increase of 5% in exchange rate	$(307)	$95
Increase of 10% in exchange rate	$(615)	$190
Decrease of 5% in exchange rate	$307	$(95)
Decrease of 10% in exchange rate	$615	$(190)

As of December 31, 2024, the Company has a deficit of financial liabilities over financial assets in NIS in relation to US dollar of $8,099

As of December 31, 2024, the Company has an excess of financial assets over financial liabilities in Euro and CAD in relation to US dollar of $1,598 and $431, respectively. An increase or decrease of 5% of the US dollar relative to the Euro and CAD would have an effect of $80 and $22, respectively.

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

c.	Warrants liability:

	2024	2023

Balance as of January 1,	$-	$-
Warrants value at the date of issuance	3,425	-
Gain from remeasurement to fair value through profit or loss	(996)	-

Balance as of December 31	$2,429	$-

On November 5, 2024, the Company consummated a private placement of 2,103,745 ADSs and warrants to purchase 1,500,000 ADSs at an exercise price of $9.50686 per ADS (the “Warrant”) to Valor BrainsWay Holdings, LLC (“Valor”), for aggregate immediate gross proceeds of approximately $20 million.

The Warrant became exercisable upon issuance thereof at the closing of the investment and will remain exercisable for 18 months after the initial issuance date (the “Exercise Period”). Under the Warrant, if at any time during the Exercise Period, the ADS closing price of any thirty (30) consecutive trading day period exceeds the exercise price of the Warrant by 40% or more, Valor shall be required to fully exercise the Warrant within five (5) trading days. Valor may also exercise the Warrant, in whole or in part, at any time during the Exercise Period, by means of a “cashless exercise” according to the formula set forth in the Warrant.

The Company has classified the Warrant as a financial liability (see Note 3b).

NOTE 14: EMPLOYEE BENEFITS AND LIABILITIES

Employee benefits consist of short-term and post-employment benefits.

Post-employment benefits:

According to the Israeli labor laws and the Severance Pay Law, 1963 (the “Severance Pay Law”), the Company is required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to Section 14 of the Severance Pay Law, as specified below. The Company’s liability is accounted for as a post-employment benefit. The computation of the Company’s employee benefit liability is made according to the current employment contract based on the employee’s salary and employment term which establish the entitlement to receive the compensation.

The post-employment employee benefits are normally financed by contributions classified as defined benefit plan or as defined contribution plan, as detailed below.

Defined contribution plans:

Section 14 of the Severance Pay Law applies to all of the Company’s employees and provides that the fixed contributions paid by the Company into pension funds and/or insurance policies release the Company from any additional liability to employees for whom said contributions were made. These contributions benefits represent defined contribution plans.

Expense in respect of defined contribution plans was $390, $343 and $345 for the years ended December 31, 2024, 2023 and 2022, respectively.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 15: TAXES ON INCOME

a.	Tax rates applicable to the Company and subsidiaries:

1.	Tax rate applicable to the Company and Brain R&D:

The Israeli corporate income tax rate was 23% in 2024, 2023 and 2022.

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

Carryforward losses for tax purposes as of December 31, 2024 amount to approximately $82 million in Brain R&D and BrainsWay Ltd. (on an Israeli consolidated basis).

d.	Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

1.	Composition:

	Year ended December 31,
	2024	2023
Gross deferred tax assets:
Employee benefits	$115	$78
Lease liabilities	-	6
Deferred revenue	959	759
Other temporary differences	-	28

Gross deferred tax assets	1,074	871

Gross deferred tax liabilities:
Property, plant and equipment	(11)	(36)
Right-of-use assets	-	(7)

Gross deferred tax liabilities	(11)	(43)

Deferred tax assets, net	$1,063	$828

2.	The Company did not record deferred tax assets with respect to net operating losses incurred by the Company and the Israeli subsidiary since it is not probable that they will generate a taxable income in future years.

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

The reconciliation between the tax expense, assuming that all the income, expenses, gains and losses in profit or loss were taxed at the statutory tax rate and the taxes on income recorded in profit or loss is as follows:

	Year ended December 31,
	2024	2023	2022
Profit (loss) before taxes on income	$3,459	$(3,946)	$(13,034)

Statutory federal income tax rate	21%	21%	21%

Tax (tax benefit) computed at the statutory tax rate	$726	$(829)	$(2,737)

Unrecognized temporary differences	(59)	(47)	140
Decrease (increase) in unrecognized tax losses in the year	(351)	1,070	2,889
Tax adjustment in respect of different tax rates	107	44	21
Taxes in respect of previous years	90	5	-
Non-deductible expenses and other differences	25	8	2

	$538	$251	$315

1.	Statutory income tax rate according to US federal tax rate in respect of income generated by the US subsidiaries, for which income tax was recorded for the years ended December 31, 2024 2023 and 2022.

f.	Taxes on income (tax benefits) included in the consolidated statements of comprehensive loss:

	Year ended December 31,
	2024	2023	2022
Current taxes	$683	$798	$133
Deferred taxes	(235)	(552)	182
Taxes in respect of previous years	90	5	-

	$538	$251	$315

NOTE 16: CONTINGENT LIABILITIES, COMMITMENTS AND CHARGES

a.	Brain R&D received from the Israeli Government participation grants in research and development in an aggregate amount of approximately $13,400 and, in return, it is currently obligated to pay royalties amounting to 3% of sales of products from such grants up to 100% of total grants received.

As of December 31, 2024, the maximum royalties payable by the Company in the future in respect of active projects is $10,063, including interest at the LIBOR rate. Through December 31, 2024, royalties paid were $6,243.

	2024	2023

Balance as of January 1,	$7,085	$7,073
Grants received during the year	—	32
Royalties paid during the year	(1,108)	(819)
Amounts carried to profit and loss	1,119	799

Balance as of December 31,	$7,096	$7,085

Current maturities in respect of government grants	$1,293	$1,008
Non-current liability in respect of government grants	$5,803	$6,077

b.	The Company entered into a few distribution agreements with third parties regarding different territories around the world. According to these distribution agreements, the third parties are generally granted the exclusive right to market, distribute, lease and/or sale, use and promote sales of the systems in the relevant territories for a period defined in the agreement, generally ranging from 3 to 10 years. The Company supplies the systems to the distributors, and they promote and provide various services (such as installation, training and maintenance) to local customers. These distributors are typically contractually committed to meet minimum order quantities, absent which may serve as grounds for termination.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 16: CONTINGENT LIABILITIES, COMMITMENTS AND CHARGES (Continued)

c.	In September 2013, the Company entered into a distribution agreement in Japan with Century Medical Inc., a member of the Itochu concern, which specializes in the import and distribution of medical systems and equipment in Japan. According to the agreement, the distributor was granted the exclusive right to market the Company’s system for the treatment of MDD in patients in Japan for a ten-year period which begins after the required regulatory approvals for marketing the system in Japan and after either obtaining reimbursement or deployment of a commercial product to a clinical site. If the distributor meets the minimum quantities which it has committed during the contractual term, the agreement will be extended for an additional five year period. The distributor is granted a right of first offer to distribute the Company’s system in Japan without further codification.

In consideration for the above, the distributor was obligated to pay the Company distribution fees of 190 million Yen (approximately $1.8 million), whereby 100 million Yen was paid in September 2013 and 90 million Yen was paid in 2019.

On January 22, 2018, the distributor in Japan applied to the Pharmaceutical and Medical Devices Agency (“PMDA”), which is responsible for all import and export licenses of pharmaceuticals and medical equipment to Japan, for approval of marketing and selling the Company’s systems in Japan. In January 2019, approval of the PMDA was received, and in 2024, our distributor succeeded in updating the guidelines issued by the Japanese Society of Psychology and Neurology to include coverage for Deep TMS.

In September 2024, the parties executed an amendment to the agreement which finally launched commercial sales in the Territory – through a new pricing model established in the amendment (which changed from a pay-per-use model contemplated under the original agreement to a purchase model, and which set revised annual revenue minimum achievement levels and targets). Under the terms of the revised agreement, at the end of each year, provided the annual revenue targets have been met, for every $500 in revenues received (i.e. cash collected), the Company pays the distributor a fee of 9.5 million Yen, up to an aggregate cap of 190 million Yen. Failure to meet the minimum payment threshold to the Company at the end of any year during the contractual term causes the deficiency to “roll over” into the next year, which, if not met, entitles the Company to terminate the distribution agreement within 60 days without any penalty.

The Company will unwind the upfront payment it received for exclusivity as it recognizes revenues during the term of the agreement.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 16: CONTINGENT LIABILITIES, COMMITMENTS AND CHARGES (Continued)

d.	License agreements:

1.	In July 2003, Inc signed a license agreement with the agencies of the U.S. Public Health Service within the U.S. Department of Health and Human Services (“PHS”), according to which the Company was granted an exclusive license to develop, manufacture, make use of, market, sell and import products and processes to be developed in the framework of the license agreement with respect to TMS and a right to enter into sublicense agreements, subject to approval of the PHS. In return, Inc is committed to pay PHS earned royalties of 2% (beyond the first $10,000 in cumulative sales, a milestone which has passed), with a minimum annual royalty of $2 subject to the terms in the agreement.

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

Royalties are payable at the later of 15 years after the first commercial sale or the patent life (20 years through October 2021). The agreement expires at the later of: the expiration of the last patent, 15 years after Inc starts to sell products integrating the patent or after a period of 20 years during which no sales are made.

The license agreement with Yeda may be subject to modifications in the event that the license agreement with PHS is modified (see 1, above) and may be cancelled based on various conditions, including the cancellation of the PHS agreement.

On February 22, 2018, Inc and Yeda signed an additional addendum to the agreement (the “fifth addendum”), according to which Inc received the right to examine an additional invention based upon the patent issued in connection with research in the field of rotational electrical fields owned by Yeda. Under the fifth addendum, the Company has the right to include the aforementioned invention and the intellectual property accompanying it under the Yeda license agreement.

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

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 17: EQUITY

a.	Composition of share capital:

	December 31, 2024		December 31, 2023

	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares of NIS 0.04 par value each	120,000,000	37,626,427	120,000,000	33,242,189

b.	Movement in share capital:

	Number of shares	NIS par value
Balance as of January 1, 2024	33,242,189	1,329,687
Vesting of RSU	134,357	5,374
Exercise of share options	42,391	1,696
Issue of shares	4,207,490	168,300

Balance of December 31, 2024	37,626,427	1,505,057

c.	Rights attached to shares:

Ordinary shares confer their holders’ rights to receive dividends in cash and in Company’s shares, right to nominate the Company’s directors and rights to participate in distribution of dividends upon liquidation in proportion to their holdings. Also, holders of ordinary shares have one vote at the shareholders’ meeting such that each share confers one vote to its holder.

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

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 18: SHARE-BASED PAYMENT

a.	The expense recognized in the financial statements for services received is shown in the following table:

	Year ended December 31,
	2024	2023	2022
Equity-settled share-based payment plans to employees, directors and consultants.	$1,441	$381	$1,475

b.	The share-based payment transactions that the Company granted to its employees, directors and consultants are shown in the following table:

Range of exercise prices	Options outstanding as of December 31, 2024(*)	Weighted Average remaining contractual Term	Weighted Average exercise price ($)	Options exercisable December 31, 2024(*)
0.76-4.71	2,626,113	6.24	2.67	1,358,925

(*) Options and restricted shares.

c.	The fair value of the Company’s options granted for the years ended December 31, 2024, 2023 and 2022 was estimated using the following assumptions:

	Year ended December 31,
	2024	2023	2022
Expected volatility (%)	38.86-38.95	48.9 - 71.61	33.00 - 64.44
Risk-free interest rate (%)	4.40-4.43	3.39 - 4.58	0.06 - 2.90

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 18: SHARE-BASED PAYMENT (Continued)

d.	The following table presents the changes in the number of share options and the weighted average exercise prices of share options:

	Year ended December 31,
	2024		2023
	Number of options	Weighted average exercise price (*)	Number of options	Weighted average exercise price (*)

Outstanding at January 1,	2,072,100	$2.94	1,549,600	$4.6
Granted	765,000	3.12	913,000	0.9
Exercised	(42,391)	2.35	-	-
Expired	(144,846)	4.24	(90,200)	4.3
Forfeited	(23,750)	3.32	(300,300)	3.8

Outstanding at December 31,	2,626,113	$2.93	2,072,100	$2.9

Exercisable at December 31,	1,358,925	$3.55	1,127,537	$4.6

(*)	The exercise price of all options denominated in NIS and was translated to USD in the table above using the exchange rate as of December 31, 2024 and 2023, respectively.

The contractual life of the options is ten years from the grant date. The weighted average remaining contractual life for the options outstanding as of December 31, 2024 and 2023 was approximately six years and five years, respectively.

The weighted average share price on the date of exercise of the share options was $4.9 in 2024 (no exercises during 2023).

The weighted average fair value of options granted during 2024 was $1.74 (for options granted during 2023, the weighted average fair value was $0.54)

During 2021, the Company completed a repricing of outstanding options via an exchange offer pursuant to which the Company exchanged previously granted options with new options. For those that chose to participate in the exchange, the repricing resulted in an updated exercise price of $4.675 or NIS 15.26 per ordinary share, and is otherwise subject to the same expiration date, vesting schedule and other terms as previously existed prior to the exchange offer. Several employees chose not to participate in the exchange because their options were subject to a lower exercise price than that offered in the repricing. Accordingly, the exercise price range for options outstanding as of December 31, 2023 and 2024 was NIS 2.78-15.26.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 18: SHARE-BASED PAYMENT (Continued)

e.	The following table presents the changes in the number of restricted shares and the weighted average exercise prices of restricted shares:

	2024	2023
	Number of Restricted shares	Number of Restricted shares
Outstanding at January 1,	269,638	769,040
Granted	320,000	-
Vested	(134,357)	(193,347)
Forfeited	(26,829)	(306,055)
Outstanding at December 31,	428,452	269,638

The weighted average fair value of restricted shares granted during 2024 was $3.26.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 19: ADDITIONAL INFORMATION TO THE STATEMENTS OF COMPREHENSIVE LOSS

a.	Additional information on revenues:

1.	Revenues reported in the financial statements for each group of similar products and services:

	Year ended December 31,
	2024	2023	2022

Revenues from sale	$22,413	$20,372	$16,182
Revenues from lease	14,501	8,523	9,244
Revenues from sale related service	3,412	2,311	1,276
Revenues from other service	690	579	475

	$41,016	$31,785	$27,177

2.	Revenues from major customers, each accounting for 10% or more of total revenues reported in the financial statements:

	Year ended December 31,
	2024	2023		2022
Customer A	19%	15%		*	)
Customer B	11%	*	)	16%

*) Less than 10%

Geographic information:

Revenues reported in the financial statements based on the location of the customers, are as follows:

	Year ended December 31,
	2024	%	2023	%	2022	%
U.S.	$33,227	81	$23,979	75	$20,300	75
Other	7,789	19	7,806	25	6,877	25
	$41,016	100	$31,785	100	$27,177	100

b.	Cost of revenues:

	Year ended December 31,
	2024	2023	2022
Cost of revenues from sale	$5,997	$5,792	$4,917
Cost of revenues from lease	3,562	1,670	1,790
Cost of revenues from sale related service	648	678	324
Cost of revenues from other service	228	168	98

	$10,435	$8,308	$7,129

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 19: ADDITIONAL INFORMATION TO THE STATEMENTS OF COMPREHENSIVE PROFIT (LOSS) (Continued)

c.	Research and development expenses, net:

	Year ended December 31,
	2024	2023	2022
Salaries and related benefits	$4,413	$4,012	$4,516
Subcontractors	1,420	1,564	1,318
Laboratory materials	346	333	494
Patents	287	133	200
Share-based payment	318	264	357
Travel	43	48	14
Depreciation	201	108	99
Other	162	235	690
Less: Government grants	-	(32)	(10)

	$7,190	$6,665	$7,678

d.	Selling and marketing expenses:

	Year ended December 31,
	2024	2023	2022
Salaries and related benefits	$9,019	$10,273	$10,268
Agent commissions	222	489	425
Marketing, advertising and events	3,083	2,729	3,835
Travel	1,547	1,542	1,915
Share-based payment	180	126	486
Depreciation	214	137	143
Collection costs and other	1,938	1,160	1,127

	$16,203	$16,456	$18,199

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 19: ADDITIONAL INFORMATION TO THE STATEMENTS OF COMPREHENSIVE PROFIT (LOSS) (Continued)

e.	General and administrative expenses:

	Year ended December 31,
	2024	2023	2022
Salaries and related benefits	$2,073	$2,689	$2,324
Professional fees and office expenses	2,023	2,638	3,310
Depreciation	185	141	312
Travel	27	16	11
Allowance for doubtful accounts	570	(145)	281
Share-based payment	919	(24)	616
	$5,797	$5,315	$6,854

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 19: ADDITIONAL INFORMATION TO THE STATEMENTS OF COMPREHENSIVE LOSS (Continued)

f.	Finance income and expense:

	Year ended December 31,
	2024	2023	2022
Finance income:
Interest-income revaluation of bank deposits	$2,477	$2,171	$1,109
Remeasurement of warrants	996	-	8
Hedging	111	-	-
	3,584	2,171	1,117
Finance expense:
Liability in respect of government grants	1,119	799	1,148
Bank commissions	36	27	22
Exchange rate differences	160	61	252
Interest expense of lease liability	127	48	46
Hedging	-	223	-
Other	74	-	-
	1,516	115	1,468
Finance income (expense), net	$2,068	$1,013	$(351)

NOTE 20: NET INCOME (LOSS) PER SHARE

Number of shares and income (loss) used in the computation of net income (loss) per share:

	Year ended December 31,
	2024		2023		2022
	Weighted number of shares	Income attributable to equity holders of the Company	Weighted number of shares*)	Loss attributable to equity holders of the Company	Weighted number of shares*)	Loss attributable to equity holders of the Company

For the computation of basic net income (loss)	33,969,077	$2,921	33,155,669	$(4,197)	32,980,997	$(13,349)
Effect of potential dilutive ordinary shares	799,882	(996)	-	-	-	-
For the computation of diluted net profit (loss)	34,768,959	$1,925	33,155,669	$(4,197)	32,980,997	$(13,349)

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 21: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with interested and related parties

As of December 31, 2024

		Other
		interested and
	Key management	related
	personnel	parties

Vendors	$-	$7

Other accounts payable	$331	$110

As of December 31, 2023

		Other
		interested and
	Key management	related
	personnel	parties

Vendors	$-	$45

Other accounts payable	$335	$57

b.	Benefits to interested and related parties:

	Year ended December 31,
	2024	2023	2022

Salary to those employed by the Company or on its behalf	$-	$-	$762

Directors’ fees to those not employed by the Company or on its behalf	$453	$411	$280

Number of individuals to whom the salary and benefits relate:
Related and interested parties employed by the Company or on its behalf	-	-	3
Directors not employed by the Company	9	8	5
	9	8	8

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 21: BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Continued)

c.	Share-based payment:

	Year ended December 31,
	2024	2023	2022
Share-based payment to those employed by the Company or on its behalf	$354	$207	$287

Share-based payment to those not employed by the Company or on its behalf	$429	$102	$28

d.	Transactions with interested and related parties:

Year ended December 31, 2024

	Key management personnel (*)	Other interested and related parties
Research and development expenses	$-	$70
General and administrative expenses	846	383

	$846	$453

Year ended December 31, 2023

	Key management personnel (*)	Other interested and related parties
Research and development expenses	$-	$70
General and administrative expenses	801	298

	$801	$368

Year ended December 31, 2022

	Key management personnel (*)	Other interested and related parties
Research and development expenses	$107	$81
General and administrative expenses	861	308

	$968	$389

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 21: BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Continued)

  *)       Some of the key management personnel are interested parties by virtue of holdings.

e.	For transactions including the issuance of shares and warrants to related parties, see Note 13C.

f.	For information regarding the fair value of the options granted to directors, see Note 18b.

