Form 20-F
period 2025-12-31
Brainsway Ltd.
filed 2026-04-20
CIK 1505065

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Tel: +972-2-582-4030

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares each representing one Ordinary Shares (1)	BWAY	NASDAQ Global Market
Ordinary Shares, par value NIS 0.04 per share	BWAY	Tel Aviv Stock Exchange

(1) Evidenced by American Depositary Receipts

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 39,165,806 Ordinary Shares.

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

Financial and Other Information

The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar”, “US$”, “$” or “USD” refer to U.S. dollars, the lawful currency of the United States of America. Our functional and presentation currency is the U.S. dollar. Unless otherwise indicated, U.S. dollar amounts herein (other than amounts originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of December 31, 2025 ($1 = NIS 3.19). The dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated. Foreign currency transactions in currencies other than U.S. dollars are translated in this Annual Report into U.S. dollars using exchange rates in effect at the date of the transactions.

Effective as of March 3, 2026, we effected a change in the ratio of ordinary shares to each ADS, such that the ratio of ADSs to ordinary shares changed from one ADS representing two ordinary shares to a new ratio of one ADS representing one ordinary share. All ADS numbers in this Annual Report on Form 20-F are presented on a post-ratio change basis.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under the sections titled “Item 3. Key Information - Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report may include forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

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

You should carefully consider the risks we describe below, in addition to the other information set forth elsewhere in this Annual Report, including our financial statements and the related notes beginning on page F-1. The risks and uncertainties described below in this Annual Report on Form 20-F for the year ended December 31, 2025 are not the only risks we face. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below or incorporated by reference in this Form 20-F, and any such additional risks, could materially adversely affect our reputation, business, financial condition or results of operations.

Summary of Risk Factors

The following is a summary of some of the principal risks we face. The list below is not exhaustive, and investors should read this “Risk Factors” section in full.

Business, Economic and Industry risks

●	Our success depends on Deep TMS as a safe treatment option for patients, as well as market perception and acceptance of TMS generally.

●	Our long-term growth depends on our ability to increase market penetration and further commercialize Deep TMS, as well as develop enhancements and features to the Deep TMS system through our research and development efforts and obtain regulatory clearances for additional indications, products and/or labeling expansions. If we fail to do so, we may be unable to achieve future growth.

●	We operate in a very competitive environment and if we are unable to compete successfully against our existing or potential competitors, our revenues and operating results may be negatively affected.

●	We are dependent on physicians and if we are unable to adequately train physicians and other treatment providers and operators or if they use the Deep TMS inadequately, we may be unable to achieve our expected growth.

●	A significant portion of our revenues have been derived from a single customer. Material or significant loss of business from this customer could have an adverse effect on our business, financial condition and operating results.

●	Failure to secure or maintain adequate coverage and reimbursement of our Deep TMS system for the currently authorized indications and other indications for which we obtain FDA authorization in the future, if any, including due to the availability of other, cheaper, methods of TMS treatment, may make physicians reluctant to use or recommend Deep TMS and have a material adverse effect on our sales, results of operations, and financial condition.

●	We rely on third parties, including suppliers for some components used in manufacturing our Deep TMS products, distributors to market and promote our products internationally and third parties to conduct our clinical trials, which exposes us to uncertainty and instability.

●	Clinical trials involve a lengthy and expensive process with an uncertain outcome, which may delay or cause us to abandon the development of Deep TMS for additional indications.

●	Our collaboration arrangements may not be successful, which could adversely affect our ability to develop and commercialize our products.

●	We bear the risk of product liability, intellectual property, employment, and other lawsuits, as well as the risk of warranty, privacy, promotional and various other claims which might harm our business, may not be covered by our insurance policies or may exceed our insurance policy coverage, and we may not have enough funds to cover such claims or lawsuits damages.

●	Our operations could be affected in the event of further geopolitical instability, war, supply chain disruptions, unfavorable market or political conditions, global pandemic or other outbreaks or other negative global trends or disruptions.

●	Our reliance on the use of technology may adversely affect our business if we become subject to cyber-terrorism or other compromises and shut-downs or if we experience significant disruptions in our information technology systems, and security and privacy breaches may expose us to liability and harm our reputation and business.

●	We may seek to grow our business through acquisitions or investments in new or complementary businesses, products or technologies, and/or through the licensing of products or technologies from third parties. The failure to manage acquisitions, investments, licenses or other strategic alliances, or the failure to integrate them with our existing business, could harm our business.

Financial Condition and Capital Requirement Risks

●	We have a history of operating losses. Although during the years ended December 31, 2024 and 2025 we achieved an operating profit, we may incur losses in the future and no longer be profitable and we cannot ensure that our existing capital will be sufficient to meet our capital requirements.

Risks related to our Neurolief and Management Service Organizations (MSOs) Transactions and Holdings

●	To the extent our due diligence procedures in an investment target do not result in our timely identification of a material deficiency or if certain events beyond our control occur, we may be required to subsequently take write-downs or write-offs, restructuring actions, and/or apply impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our stock price.

●	We hold minority stakes in the MSOs, limiting our ability to control their operations and actions, exposing us to the results of actions taken by the MSOs’ managements.

●	MSOs are subject to complex regulatory requirements, and a potential violation of such regulation, including corporate practice of medicine (CPOM) regulation, may risk the value of our investment.

Government Regulatory Risks

●	Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements or to obtain and/or maintain needed clearances could harm our business.

●	Our products must be manufactured in accordance with any applicable federal, state and/or foreign regulations, and we could be forced to recall our installed systems or terminate production if we fail to comply with these regulations.

●	If treatment guidelines for the clinical conditions we are targeting change or the standard of care evolves, we may need to redesign and seek new marketing authorizations from the FDA for one or more of our products.

●	The misuse or off-label use of Deep TMS may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies, particularly if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

●	Deep TMS may cause or contribute to adverse medical events that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition, and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

●	If we or our distributors do not obtain and maintain international regulatory registrations or approvals for Deep TMS, we will be unable to market and sell our products outside of the United States.

●	We are subject to certain federal, state, and foreign fraud and abuse laws, health information privacy and security laws, and transparency laws, which, if violated, could subject us to substantial penalties. Additionally, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

●	Healthcare policy changes, including legislation reforming the U.S. healthcare system, could harm our cash flows, financial condition, and results of operations.

Intellectual Property Risks

●	We depend on our intellectual property, and our future success is dependent on our ability to protect our intellectual property and not infringe on the rights of others.

●	The duration of our patent rights may not be sufficient to effectively protect our products and business.

●	Our right to the essential intellectual property upon which the Deep TMS technology is based derives from in-license agreements with government agencies and research institutions, the termination of which would prevent us from commercializing Deep TMS.

●	The license agreements for our critical patents and related intellectual property impose significant monetary obligations and other requirements on us that may adversely affect our ability to successfully execute our business plan.

●	The key patents that underlie Deep TMS technology are subject to the U.S. government’s royalty free usage rights on a worldwide basis for any discovery based on such patents, which may have unexpected, adverse consequences on the market for our product.

●	If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

●	Legal proceedings or third-party claims of intellectual property infringement and other challenges, whether with or without merit, may require us to spend substantial time and money and could prevent us from developing or commercializing Deep TMS.

Foreign Country Risks

●	The Israeli government grants that we received require us to meet several conditions, may restrict our ability to manufacture our Deep TMS systems and transfer relevant know-how outside of Israel and require us to pay royalties, including increased royalties if we manufacture our Deep TMS systems outside of Israel or payment of a redemption fee if we transfer relevant know-how outside of Israel.

●	We have manufacturing, assembly and other significant functions that are located in Israel and, therefore, our business and operations may be adversely affected by political, economic and military conditions in Israel.

●	Exchange rate fluctuations between the U.S. dollar, the New Israeli Shekel and other foreign currencies may negatively affect our future results of operations.

●	The price of our American Depositary Shares, or ADSs, may be volatile and may fluctuate due to factors beyond our control.

●	The significant share ownership position of several of our officers, directors, and entities affiliated with certain of our directors, including Valor, may limit your ability to influence corporate matters.

Risks Related to our Financial Condition and Capital Requirements

We have a history of operating losses. Although during the years ended December 31, 2024 and 2025 we achieved an operating profit, we may incur losses in the future and no longer be profitable and we cannot ensure that our existing capital will be sufficient to meet our capital requirements.

We have reached a net income of $2.9 million for the year ended December 31, 2024 and a net income of $7.5 million for the year ended December 31, 2025, but experienced net losses from our inception through (and including) the year ending December 31, 2023, largely reflecting research and development, general and administrative expenses, and sales and marketing expenses. As a result of these historical losses, as of December 31, 2025, we had an accumulated deficit of $90.8 million. While we have sold and leased Deep TMS systems and/or installed Deep TMS Systems under revenue generating pay-per-use models in various markets over the last few years, we may continue to incur significant sales and marketing, research and development, product development, regulatory and other expenses as we continue to pursue our commercialization efforts to increase adoption of Deep TMS and expand existing relationships with our customers, to obtain regulatory clearances or approvals for Deep TMS in additional countries and for additional or broader indications, and to develop new enhancements or features to our existing Deep TMS systems. These expenses, along with potential declines in our revenues, may cause us to once again incur operating losses in the future. The net losses we may incur may fluctuate significantly from period to period. We will need to continue to generate additional revenues and to carefully manage our expenses to sustain profitability on an annual basis, and even if we continue to achieve profitability for a certain period, we cannot be sure that we will remain profitable for any substantial period of time. A failure to maintain profitability on an annual basis, or achieve profitability should we incur operating losses in the future, could negatively impact the value of our shares.

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

The adequacy of our available funds to meet our operating and capital requirements will depend on many factors, including our ability to achieve revenue growth and maintain favorable operating margins; our ability to increase the market share of Deep TMS and expand our operations and offerings, including our sales and marketing efforts; the cost, progress and results of our future research, product development and clinical programs for additional enhancements to Deep TMS and future indications for our systems; the costs and timing of obtaining regulatory approvals for future indications or expanded labeling for existing indications of Deep TMS; our ability to improve or maintain coverage and reimbursement arrangements with third-party and government payors; the terms and conditions of commercial agreements for marketing and distribution of Deep TMS; the commercial success of products and services offered by target companies into which we have made investments; the effect of competing technological and market developments; and costs incurred in enforcing and defending certain of the patents and other intellectual property rights upon which our technologies are based, to the extent such rights are breached or challenged.

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

If the use of our Deep TMS system or other TMS therapies results in serious adverse events (e.g., seizures), or such products malfunction or are misused, patients and physicians may attribute such negative events to TMS and/or Deep TMS, which may adversely affect market adoption of this form of therapy. Reported events may have a negative effect on market perception of the effectiveness of Deep TMS. In addition, if patients undergoing treatment with any available TMS solutions perceive the benefits to be inadequate or the administration of TMS to be too burdensome or inconvenient, and/or if adverse events and/or factors such as discomfort and noise with available TMS solutions are too numerous or severe compared to the relevant rates of alternative therapies or pharmaceutical options, it will be difficult to demonstrate the value of Deep TMS to patients and physicians. Moreover, psychiatrists may find it difficult or expensive to train existing employees and/or hire additional staff, allocate sufficient space or operate our device given that psychiatry is a field not traditionally associated with medical equipment treatment options. As a result of any one or a combination of these reasons, demand for and the use of Deep TMS may decline or may not increase at the pace or to the levels we expect.

Even if TMS therapy is widely accepted by physicians and patients, our success will depend in large part on our ability to educate and train physicians and patients, and to successfully demonstrate the safety, tolerability, ease of use, efficacy, cost effectiveness and other advantages of Deep TMS. We continually engage in active marketing campaigns and numerous promotional efforts to raise awareness of Deep TMS and its benefits, but we cannot be assured that these efforts will be successful or that they will not prove to be too costly. Physicians may find patient set up and the subsequent procedures for future treatment sessions to be difficult or complicated compared to competing treatment methods. Any of these factors could slow market adoption of Deep TMS.

Our long-term growth depends on our ability to increase market penetration and further commercialize Deep TMS, as well as develop enhancements and features to the Deep TMS system through our research and development efforts. If we fail to do so, we may be unable to achieve future growth.

Our strategy depends on our ability to further commercialize and increase market penetration of Deep TMS for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, and smoking addiction, develop and seek regulatory approvals of Deep TMS for new indications or for expanded labeling of current authorized indications, and add new enhancements or features for the Deep TMS system. These goals are also designed to respond to changing customer demands, competitive pressures, and technologies. Our industry is characterized by intense competition, including from other existing treatment options, a growing number of Traditional TMS competitors, other competing stimulation products, rapid technological changes, new product and treatment protocol introductions and enhancements, price competition, and evolving industry standards. It is important that we anticipate changes in technology and market demand, as well as physician practices to successfully develop, obtain clearance or approval, if required, and successfully introduce new, enhanced, and competitive technologies and treatment protocols to meet our prospective customers’ needs on a timely and cost-effective basis.

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

If we do not develop and obtain regulatory clearances or approvals for new or expanded indications, enhancements, upgrades, features or treatment protocols in time to meet market demand, or if there is insufficient demand for these indications, enhancements, features or treatment protocols, our results of operations will suffer. Our research and development efforts may require a substantial investment of time and resources before we are adequately able to determine the commercial viability of a new indication for Deep TMS, any enhancements to the Deep TMS system or any other innovation. In addition, even if we are able to develop enhancements or new features for our products, these enhancements or features may not produce sales in excess of the costs of development and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or enhancements or features.

Furthermore, we must carefully manage our introduction of new indications. If potential customers believe such indications will be subject to additional future enhancements or features or may become available at a more attractive price, they may delay purchases until such indications are available. Certain customers may also expect automatic upgrades, or upgrades at rates which do not meet the rates initially planned by the Company. We may also have excess or obsolete inventory as we upgrade to newer models of our products and/or transition to new indications, and we have limited experience in managing product transitions.

We operate in a very competitive environment and if we are unable to compete successfully against our existing or potential competitors, our revenues and operating results may be negatively affected.

Our Deep TMS systems for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, smoking addiction, and any future indications are or will be subject to intense competition. The industry in which we operate is subject to rapid change and is highly sensitive to the introduction of new products or other market activities of current or new industry participants. Our ability to compete successfully will depend on our ability to develop and obtain regulatory clearances or approvals of Deep TMS for indications that reach the market in a timely manner, to receive adequate coverage and reimbursement from third- party payors, and to successfully demonstrate to physicians and patients the merits of Deep TMS compared to the products of our competitors. If we are not successful in convincing others of the merits of Deep TMS or educating them on the use of the Deep TMS system, they may not use our system or use them effectively and we may be unable to increase our revenues.

Deep TMS competes with several existing Traditional TMS competitors, including Neuronetics, Magventure, Neurocare (MAG & More), Cloud TMS, Magstim, Nexstim Yingchi, Sebers (Remed/Blossom), Magnus Medical, NeuroQuore, AMPA, and BTL. Competing TMS therapy companies have developed or may develop treatments that have improved efficacy when compared to our products or that require a less significant investment of resources from physicians. Likewise, psychiatrists and other customers may not be able to easily compare Deep TMS to our focal TMS competitors given limited data from head-to-head studies and marketing campaigns and tactics employed by competitors which may have access to greater resources than we do.

We also face competition from pharmaceutical and other companies, many of which have greater resources than we do, that develop competitive products, such as anti- depressant medications (including but not limited to a nasal spray utilizing the drug esketamine, which was approved in 2022 by the FDA for use in conjunction with an oral antidepressant) and to a lesser degree, ECT, home-use alternatives such as transcranial direct current stimulation (TDCS) devices, prescription digital therapeutics (PDTs), and other neuromodulation treatment options. Our commercial opportunity could be reduced or eliminated if these competitors develop and commercialize anti- depressant medications or other treatments that are safer or more effective than Deep TMS, or are offered at more competitive prices, are more easily administered to patients or are otherwise more attractive to our customers and patients. At any time, these and other potential market entrants may develop treatment alternatives that may make Deep TMS less competitive. Additional potential competition could be due to new devices developed by competitors that are cheaper and easier to administer, such as the at-home devices manufactured by Flow Neuroscience, or by Neurolief (with which we entered into a set of investment agreements during 2025).

We also note that competition varies based on the indication, and some of the indications we are advancing may face marketability challenges based on existing treatment options. For example, there are a variety of smoking cessation products currently available on the market, including nicotine patch treatment. Electronic cigarettes, or e- cigarettes, are also widely available substitutes for tobacco smoking. Deep TMS for smoking cessation may not be a marketable alternative to these existing options, particularly to the extent smokers need to pay out-of-pocket given the unavailability of reimbursement for this indication.

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

Furthermore, our competitors may be seeking predicate FDA approvals in various psychiatric and neurological indications, and TMS products of various companies are frequently used off-label, and in certain circumstances, are marketed outside of the United States for other indications. Additionally, if either TMS competitors or other medical device or pharmaceutical companies introduce new and disruptive products or forms of therapy, our market share may be reduced and our financial performance and ability to compete may be significantly impacted. These competitors may have obtained or seek to obtain expansions of existing clearances and indications before we do. For example, in March 2024, one of our competitors received clearance from the FDA effectively expanding its existing MDD clearance to cover adolescent patients, while we received a similar clearance only later, in November 2025.

Moreover, our relationships with large clinic networks, which we rely on, can be jeopardized (and thus impact on our installed base and future assumed revenue streams) depending on developments with these networks and/or by the deepening of relationships between these networks and our competitors, thus leading to potential financial difficulties that may negatively affect our revenues. For example, we had to remove devices and pursue collections from a clinic network with whom we have had a relationship after the network had accrued an outstanding debt. Moreover, any exclusivity or other commercial arrangements between our competitors and large clinic networks we also work with may hinder the deployment of our Deep TMS systems in such networks. We are further exposed to the risk that our competitors, some of whom have more financial resources than us, may enter into exclusive relationships, acquire or merge with clinic networks, thereby strengthening the relationship between them and the clinic network and making it more difficult for us to maintain a business relationship with such clinic networks. For example, in January 2023 GreenBrook TMS Inc., which owned approximately 95 treatment centers offering TMS therapy in the United States, entered into an exclusive relationship with Neuronetics, Inc., one of our competitors. Thereafter, in December 2024, Neuronetics acquired all of the issued and outstanding shares of Greenbrook. Furthermore, any financial instability of these networks can have an adverse effect on our revenues. In addition, our competitors may be acquired by enterprises that have more established distribution networks than we do, thus gaining an integral distribution advantage over us.

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

The use of our Deep TMS system to treat certain indications, including OCD, requires a special procedure to provoke the patient to exhibit symptoms of their disorder while the patient is treated with Deep TMS. This procedure requires special training and may make the treatment more difficult to apply than alternative treatments, as the treatment must be tailored for the condition of each patient. As a result, this may lead to a variability of the overall results and between patients, which could discourage use of Deep TMS for these indications. In addition, if patient treatment is not administered properly, or if our customers experience difficulties using our systems, this could reduce customer satisfaction and adversely affect our revenues and our operating results. In certain of our markets, including in Israel, our commercialization model can include deploying “operators,” or technicians trained and supervised by the Company to operate our systems at customer sites. The added services provided by these operators could potentially expose us to added risks, including the potential for claims by patients relating to safety, treatment protocol administered, services provided, and other potential claims. To the extent not covered by insurance, these and other related issues can cause us to incur significant expenses and losses which can negatively impact our financial results.

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

A significant portion of our revenues have been derived from a single customer. Material or significant loss of business from this customer could have an adverse effect on our business, financial condition and operating results.

During the year ended December 31, 2025, a significant portion of our revenues were derived from contracts with a single customer, which is a large and growing enterprise account operating mental health clinics in multiple states across the United States. Our revenue concentration increases our exposure to risks associated with changes in the financial condition, purchasing patterns, or strategic priorities of this customer. The loss of this customer, a reduction in purchases, changes in pricing, delays in payments, or an inability to renew or replace such revenue on comparable terms could adversely affect our results of operations and increase our operating cash requirements.

As we have increased our marketing efforts directed at large clinic networks or chains and enterprise accounts and on multi-unit sales, we expect our customer base to continue to be concentrated and may depend on a small number of customers for a large portion of our business. Any material disruption in revenue from significant customers could have an adverse effect on our financial condition and operating results. In addition, reliance on a limited number of customers may reduce our negotiating leverage, which could have a material adverse effect on our margins and business, and expose us to counterparty credit risk. See the section titled “Item 4. Information on the Company—B. Business Overview—Customers”.

We may be unable to predict and/or manage our anticipated growth effectively, which could make it difficult to execute our business strategy and we may even be unable to forecast our future growth accurately.

We intend to continue to grow our business operations and may experience periods of rapid growth and expansion. This anticipated growth could create a strain on our organizational, administrative and operational infrastructure, including our supply chain operations, quality control, technical support and customer service, sales force management and general and financial administration. These risks increase as we expand into new countries, each entailing varied and often time-consuming regulatory challenges and requirements. We may be unable to maintain the quality, regulatory infrastructure, or delivery timelines of our products or customer service, or satisfy customer demand if our business grows too rapidly. Our ability to manage our growth properly will require us to continue to improve our operational, financial and management controls, and our reporting systems and procedures. We consistently strive to update various enterprise software systems in a number of areas affecting a broad range of business processes and functional areas. The time and resources required to implement these new systems is uncertain and failure to complete this in a timely and efficient manner could harm our business.

As our commercial operations and sales volume grow, we will need to continue to increase our workflow capacity for our supply chain, regulatory expansion, customer service, training and education personnel, billing, accounting reporting and general process improvements and expand our internal quality assurance program, among other things. Our current workforce and supply chain may not be sufficient to handle our expanding growth and we will be required to expand and train additional personnel as we increase our sales efforts. We may not successfully implement these increases in scale or the expansion of our personnel, which could harm our business.

Moreover, we may be unable to predict future growth related to Deep TMS for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, smoking addiction, and other psychiatric indications because some of these disorders are inherently difficult to diagnose and there are frequent co-morbidities (overlap) in these disorders that complicate treatment methods. Diagnosis for psychiatric disorders, such as MDD and OCD, is based on an individual’s reported experiences and mental status examination, and accordingly is subject to significant error. For example, it is estimated that about half of the individuals in the United States who experience a major depressive episode annually are not diagnosed correctly. In addition, there is a rising trend in which primary care providers, rather than mental health professionals, prescribe anti-depressant medications. While we view this as an overall positive development for the industry, any errors in diagnosing the underlying condition can impact the appropriateness – and thus efficacy – of any treatments administered, including Deep TMS. In addition, the H-Coils for our Deep TMS systems may prove to be interchangeable in some respects, and clinicians may be able to treat patients with multiple disorders in the same procedure. With respect to comorbidities, there is a high rate of tobacco use amongst patients suffering from mental health conditions such as depression and anxiety. It is estimated that approximately 3 of every 10 cigarettes smoked by adults in the United States are smoked by persons with mental health conditions. As a result of the foregoing factors, the addressable market for Deep TMS for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, and smoking addiction, may be smaller than we currently anticipate, and predictions for our future growth may prove to be inaccurate. This may have a materially adverse effect on our future results of operations.

If our sales and customer support teams or independent third-party distributors and agents are not sufficiently skilled or fail to reach additional markets and adequately promote, market and sell or lease our Deep TMS systems, our revenues could significantly decrease and we may not generate sufficient revenues to sustain profitability.

As of December 31, 2025, we had 129 employees, including 53 employees in sales and marketing. Our operating results are directly dependent upon the sales and marketing efforts of our sales and customer support team and on our independent third-party distributors and agents outside of the United States. If our employees or our independent distributors and agents fail to adequately promote, market and sell or lease our Deep TMS systems, our revenues could significantly decrease and/or fail to meet our targets.

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

Failure to secure or maintain adequate coverage and reimbursement of our Deep TMS system for the currently authorized indications and other indications for which we obtain FDA authorization in the future, if any, including due to the availability of other, cheaper, methods of TMS treatment, may make physicians reluctant to use or recommend Deep TMS and have a material adverse effect on our sales, results of operations, and financial condition.

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

The rise of less expensive treatment methods, including home use treatment devices (including, for example, the devices manufactured by Flow Neuroscience and Neurolief), can also threaten current reimbursement rates.

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

Additionally, the FDA or other regulatory entities may disagree with our interpretation of data from our pre-clinical studies and clinical trials, or may find the clinical trial design, conduct or results inadequate to demonstrate safety or efficacy, and may require us to pursue additional pre-clinical studies or clinical trials, which could further delay authorization of additional indications, expansion of labeling for existing indications or new treatment protocols for Deep TMS. A number of companies in the medical device and biotechnology industries, including those with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials, even after seeing promising results in earlier clinical trials. We do not know whether any clinical trials we or our clinical partners may conduct will demonstrate adequate efficacy and safety to result in regulatory authorization to market new indications for Deep TMS. In addition, the results of our past clinical trials of Deep TMS may not be predictive of future trial results. If later-stage clinical trials involving Deep TMS for new indications, expansion of labeling for existing indications or new treatment protocols do not produce favorable results, our ability to obtain regulatory authorization for such indications, expansion or treatment protocols may be adversely impacted, which will have a material adverse effect on our business, financial condition, and results of operations.

We rely on third parties, including suppliers for some components used in manufacturing our Deep TMS products, distributors to market and promote our products internationally and third parties to conduct our clinical trials, which exposes us to uncertainty and instability.

We rely on suppliers for most of the components used in manufacturing Deep TMS, including the computer controlling the stimulator, the helmet, the stimulator, and the arm of the helmet, and we may not have sufficient contractual assurances for the long-term supply of these components. We remain dependent on a single outsourcing company utilized for the manufacture of certain components in our proprietary systems, including our proprietary stimulator, and other third parties for various other components. For us to be successful, our suppliers and contract manufacturer must be able to provide us with components in sufficient quantities, in compliance with quality and regulatory requirements, in accordance with agreed-upon specifications, at acceptable costs and on a timely basis. While these suppliers have generally met our overall demand requirements, we have experienced certain challenges with specific product orders (including but not limited to orders of important capacitors for use within our proprietary stimulator) not conforming with the times and specifications initially set, which has in turn necessitated contingency measures – such as increased inventory orders and/or lengthened order periods – to compensate for future possible risks in this regard. We have also experienced challenges caused by unexpectedly large multisystem orders by enterprise customers which have caused supply delays for other customer orders. As these multisystem orders have increased, the Company has also identified other specific areas in our supply chain which require additional sourcing, for example regarding certain aspects of our helmets and positioning arms. The willingness of third party suppliers to continue meeting our demands going forward may be limited for several reasons, including our lack of long-term agreements with those suppliers, geopolitical factors, internal capabilities, our relative importance as a customer of those suppliers, or, as applicable, their ability to produce the components for or provide assembly services to manufacture our Deep TMS systems. An interruption in our commercial operations could occur if we encounter delays or difficulties in securing these components, if we cannot obtain an acceptable substitute for these components, if changes are made to the specifications of components which are incompatible with our systems, and/or if any mitigation plan involving alternative suppliers (which may include the need to transfer aspects of manufacturing or assembly from one geographical location to another) is delayed or unsuccessful. In addition, we have experienced, and may continue to experience, supply chain issues, which are in part related to, or exacerbated by, geopolitical instability and military threats on shipping routes and/or on regions in which our manufacturing activities take place. See “ - Our operations could be affected in the event of further geopolitical instability, war, supply chain disruptions, unfavorable market or political conditions, global pandemic or other outbreaks or other negative global trends or disruptions.” and “ - We have manufacturing, assembly and other significant functions that are located in Israel and, therefore, our business and operations may be adversely affected by political, economic and military conditions in Israel.”

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

We currently market and sell Deep TMS systems outside of the United States in various countries and/or intend to market and expand the commercialization of Deep TMS in other international markets, including Canada, Europe, Australia, and various Middle Eastern, Central/South American, and Asian countries. We are also assessing the opportunity to expand into other international markets. However, our expansion plans may not be realized, or if realized, may not be successful. Our international sales processes and team is less established and more volatile than those in the United States, which has affected the financial predictability of our business in these territories. We expect each market to have particular regulatory hurdles to overcome, and future developments in these markets, including the uncertainty relating to governmental policies and regulations, could harm our business. In addition, the sale, lease, and shipment of our Deep TMS systems across international borders, as well as the purchase of components and products from international sources, subjects us to extensive U.S. and other foreign governmental trade, import, export, regulatory, and customs regulations and laws. Compliance with these regulations and laws is costly and exposes us to penalties for non-compliance. We expect our international activities will be dynamic over the foreseeable future as we continue to pursue opportunities in international markets.

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

U.S. President Trump has increased, and has indicated his willingness to continue to increase, the use of tariffs by the U.S. to accomplish certain U.S. policy goals. These tariffs have already marginally increased the cost of our imports into the U.S. which has led to increases in end user prices. Additionally, such tariffs and any countermeasures could increase the cost of raw materials and components necessary for our operations, disrupt our supply chain and create additional operational challenges. Further, it is possible that government policy changes and related uncertainty about policy changes could increase market volatility. Because of these dynamics, we cannot predict the impact of any future changes to the U.S.’s or other countries’ trading relationships or the impact of new laws or regulations adopted by the U.S. or other countries on our business. Such changes in tariffs and trade regulations could have a material adverse effect on our financial condition, results of operations and cash flows.

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

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include liability, employer’s liability, property, third party liability, umbrella, workers’ compensation, products and clinical trial liability, cyber, professional indemnity, and directors’ and officers’ liability. We do not know, however, if these policies will provide us with adequate levels of coverage, particularly in light of the dynamic and changing risk profile we face as a result of new business models, territories and ventures we pursue. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage, our business could suffer. Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates or the inability to secure coverage in the future. In addition, a recall of some of our products, whether or not related to a product liability claim, could result in significant costs and loss of customers.

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

In recent years, we experienced and continue to experience supply chain and shipping delays, shortages and challenges due to geopolitical instability and military threats on global shipping routes, forcing us to adapt our production line, forecasting and other logistical processes to address these challenges. Further global and regional geopolitical instability could exacerbate disruptions to production, cause additional delays in the supply and delivery of products used in our operations, negatively impact the planned pace of clinical trials, R&D and business initiatives, disrupt the marketplace in which we operate, and may have material adverse effects on our operations, sales, revenues, collection from accounts and ability to raise funds. Our third-party suppliers source certain components and materials of our Deep TMS systems from various countries, and any continued geopolitical instability may adversely impact their development, manufacture, and supply processes. For example, the recent disruptions to traditional trade routes caused by recent geopolitical instability and wars have necessitated reliance on more expensive shipping alternatives which increased our lead times and costs of production. Additionally, we have seen a significant rise in the price of many of the electronic components needed for our systems, most recently including as a result of supply shortages caused by AI and quantum computing market demand. The extent to which the geopolitical instability impacts our results will depend on future developments, which are highly uncertain and cannot be predicted.

In addition, we have experienced, and may continue to experience, disruptions to the transportation channels used in our supply chain and distribution operations, including increased airport and shipping port congestion, a lack of transportation capacity, increased fuel expenses, import or export controls or delays, and labor disputes or shortages. Transport operators are exposed to various risks, such as extreme weather conditions, natural disasters, work stoppages, personnel shortages, and operating hazards, as well as interstate and international transportation requirements. If we experience transportation problems, or if there are other significant changes in the cost of these services, we may not be able to arrange efficient alternatives and timely means to obtain raw materials or ship products to our customers. Disruptions in our container shipments may result in increased costs, including the additional use of air freight to meet demand. Congestion in ports can affect previously negotiated contracts with shipping companies, resulting in unexpected increases in shipping costs and reduction in our profitability. For example, since late 2023, we needed to utilize more expensive air shipping methods in order to ensure timely delivery of capacitors, head caps, and certain other components in our systems to avoid delays caused by the recent Houthi disruptions to traditional trade routes. While the Company is seeking to shift more of its current air shipping processes to lower cost sea shipping methods, any delays or future disruptions in these plans may result in significant financial impact on our ongoing costs of doing business. In addition, the geopolitical instability caused by the Ukraine war, the Israel-Gaza war, the Israel-Hezbollah war, and most recently, the US-Israel-Iran war, has resulted in several disruptions and delays in our global transportation channels, manpower and other challenges at our outsourced manufacturer (which relies heavily on facilities and personnel located near the Israel-Lebanon border, a region particularly susceptible to any skirmishes and other outbreaks of violence between Israel and Hezbollah and/or other northern neighbors), as well as quantity limits and price increases. See “ - We rely on third parties, including suppliers for some components used in manufacturing our Deep TMS products, distributors to market and promote our products internationally and third parties to conduct our clinical trials, which exposes us to uncertainty and instability.” and “ - We have manufacturing, assembly and other significant functions that are located in Israel and, therefore, our business and operations may be adversely affected by political, economic and military conditions in Israel.”

As part of global supply chain problems in recent years, we have seen a significant rise in the price of many of the electronic components needed for our systems. These price increases – which were initially caused by supply and demand factors, and, in some cases, shortages relating to these parts across the globe – have subsequently remained elevated despite the fact that many of these challenges have since improved. Furthermore, recent increases in demand for electronic components by AI and quantum computer purchasers has caused further upward pressure on prices. On a related point, the lead time for receiving certain specific electronic components shipped by suppliers has also increased in recent years, as well as increased demand for multisystem orders of full systems by our enterprise customers. This has compelled us to increase buffer inventory levels to ensure that future demand for our systems can be timely met. These risks may be further exacerbated in light of geopolitical events, including the ongoing conflict between Russia and Ukraine, the Israel-Gaza war, the Israel-Hezbollah war, the US-Israel-Iran war, and other potential related tensions with Israel’s other neighboring countries.

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

Worldwide economic and political conditions have also been adversely impacted by continued political instability and military hostilities in multiple geographies including the conflict between Ukraine and Russia, the Israel-Gaza war, the Israel-Hezbollah war, the US-Israel-Iran war, and potential related tensions with Israel’s other neighboring countries. These conditions have made and may continue to make it difficult for our customers and potential customers to afford our products, and could cause our customers to stop using our products or to use them less frequently. If that were to occur, our revenue may decrease and our performance may be negatively impacted. In addition, the pressure on consumers to absorb more of their own healthcare costs has resulted in some cases in higher deductibles and limits on durable medical equipment, which may cause seasonality in purchasing patterns. Furthermore, during economic uncertainty, some customers experience job losses and may continue to have issues gaining timely access to sufficient health insurance or credit, which could result in their unwillingness to purchase products or impair their ability to make timely payments to us. A recession, depression or other sustained adverse market event could materially and adversely affect our business and the value of our Ordinary Shares or ADSs.

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

In addition, as part of our business operations, we may receive and process information about our customers, partners and, potentially, their patients, including protected health information (PHI), and we may configure our devices to collect, transmit or store or contract with third parties to collect, transmit or store our customers’ data, including PHI. PHI, a subset of “individually identifiable information,” is defined under the federal level by the Health Insurance Portability and Accountability Act of 1996 (HIPAA), as amended by the Health Information and Technology for Economic and Clinical Health Act of 2009 (HITECH), including applicable implementing regulations. HIPAA, along with various analogous laws at the state level and other analogous privacy laws in other countries in which we operate, governs the protection and confidentiality of PHI, and other sensitive information, as applicable (as more fully described below). To the extent we, or third parties we contract with, collect, store or transfer PHI, we may be required to safeguard PHI in accordance with HIPAA. Furthermore, to the extent we qualify as a business associate under HIPAA, we may be directly subject to HIPAA’s Privacy Rule.

While we implemented security measures relating to our operations, generally, those measures may not prevent security breaches that could harm our business or expose us to liability under HIPAA and/or applicable state or foreign privacy laws. Advances in computer capabilities, product improvements, inadequate technology or facility security measures or other factors may result in a compromise or breach of our systems and any data we store and process. Our security measures may be breached as a result of actions by third parties or employee error or malfeasance, among many other possibilities. A party who is able to circumvent our security measures or exploit inadequacies in our security measures, could, among other things, misappropriate proprietary information, including information about our customers and their patients, cause the loss or disclosure of some or all of this information, cause interruptions in our or our customers’ operations or expose our customers to computer viruses or other disruptions or vulnerabilities. Any compromise of our systems or the data we store or process could implicate reporting requirements, civil penalties, and other enforcement actions under applicable laws, result in a loss of confidence in the security of our software, damage our reputation, disrupt our business, lead to legal liability, and adversely affect our results of operations. Moreover, a compromise of our systems could remain undetected for an extended period of time, exacerbating the impact of that compromise. Actual or perceived vulnerabilities may lead to claims against us by our customers, their patients or other third parties, including federal, state and foreign governmental authorities. While our customer agreements typically contain provisions that seek to limit our liability, there is no assurance these provisions will be enforceable and effective under applicable law. In addition, the cost and operational consequences of implementing further data protection measures could be significant.

We may seek to grow our business through acquisitions or investments in new or complementary businesses, products or technologies, and/or through the licensing of products or technologies from third parties. The failure to manage acquisitions, investments, licenses or other strategic alliances, or the failure to integrate them with our existing business, could harm our business.

Our success depends in part on our ability to continually enhance and broaden our product offerings in response to changing customer demands, competitive pressures, technologies, and market pressures. Accordingly, from time to time, we may consider opportunities to acquire, make investments in or license other technologies, products, and businesses that may enhance our capabilities, complement our current products, or expand the breadth of our markets or customer base. For example, during 2025 we entered into an investment agreement with Neurolief, which enables us to potentially acquire all of Neurolief’s issued and outstanding shares subject to the achievement of certain milestones. Potential and completed acquisitions, strategic investments, licenses, and other alliances involve numerous risks, including but not limited to difficulty assimilating or integrating acquired or licensed technologies, products or business operations; issues maintaining uniform standards, procedures, controls, and policies; unanticipated costs associated with acquisitions or strategic alliances, including the assumption of unknown or contingent liabilities and the incurrence of debt or future write-offs of intangible assets or goodwill; diversion of management’s attention from our core business and disruption of ongoing operations; adverse effects on existing business relationships with suppliers, distributors, and customers; risks associated with entering new markets in which we have limited or no experience; potential losses related to investments in other companies; potential loss of key employees of the acquired businesses; and increased legal and accounting compliance costs.

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

Risks Related to our Neurolief Investment

Our investment in Neurolief exposes us to various risks and uncertainties that are similar to some of the risks related to our operations and to the risks we face in connection with our minority investments in MSOs, set forth elsewhere in this Item. In addition to such risks and uncertainties, our investment in Neurolief exposes us to the following risks:

Risks Related to our Holdings in MSOs

To the extent our due diligence procedures in an investment target do not result in our timely identification of a material deficiency or if certain events beyond our control occur, we may be required to subsequently take write-downs or write-offs, restructuring actions, and/or apply impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our stock price.

During 2025 and early 2026, we acquired a minority stake in several MSOs that provide administrative, management and other non-clinical services to certain clinic chains in the United States and Canada, and the Company has plans to continue with this initiative. We have limited historical operating experience and sector-specific expertise in the U.S. healthcare services industry and in the MSO operating model. As a result, our ability to identify, assess and manage the risks associated with such investments may be more limited than that of companies with longstanding experience in this sector. Although we conduct financial, legal, regulatory, operational and commercial due diligence and typically engage external advisors with relevant expertise, our diligence efforts may not identify all material risks, liabilities or compliance deficiencies. The U.S. healthcare regulatory environment is complex, highly technical and subject to frequent change, including laws and regulations relating to fraud and abuse, fee-splitting, corporate practice of medicine, billing and reimbursement, privacy and data protection, licensure and supervision requirements, and relationships between MSOs and affiliated clinical entities. The application and interpretation of these requirements may vary significantly by state and may depend on facts and circumstances that are difficult to fully evaluate during the diligence process.

In addition, certain risks may arise from historical practices of acquired or affiliated entities that may not be fully disclosed, documented or discoverable through customary diligence procedures. If risks or liabilities are not identified or are underestimated during the diligence process, or if portfolio companies do not maintain adequate compliance, operational or financial controls following our investment, we may incur unexpected losses, impairments or write-downs of our investments, or become subject to indemnification claims, litigation and/or regulatory enforcement actions. Any of these outcomes could adversely affect our results of operations, financial condition, cash flows and reputation. In addition, management attention may be diverted to address challenges arising from such investments, which could negatively impact our other business activities.

We hold minority stakes in the MSOs, limiting our ability to control their operations and actions, exposing us to the results of actions taken by the MSOs’ managements.

Because we hold minority interests in the MSOs, we may have limited ability to influence or control the strategy, governance, compliance posture, operations or risk management practices of the MSOs or their affiliated professional entities. In addition, we may not be able to cause such entities to take actions that we believe are necessary or advisable, including with respect to compliance, internal controls, capital allocation, management changes, litigation strategy or strategic direction. Our minority rights, if any, may be limited to protective provisions that do not provide us with operational control, and enforcement of such rights may be costly, time-consuming or uncertain. Furthermore, our interests may differ from those of controlling owners, management teams or other investors, and we may not be able to prevent decisions that could adversely affect the value of our investment.

MSOs are subject to complex regulatory requirements, and a potential violation of such regulation, including CPOM regulation, may risk the value of our investment.

MSO arrangements with physician-owned or clinician-owned professional entities are subject to regulatory scrutiny and may be challenged by regulators, private litigants or payors. If any MSO structure or related contractual arrangements are determined to be non-compliant with applicable law or regulatory guidance, the MSO or affiliated clinics could be subject to civil or criminal penalties, repayment obligations, exclusion from government healthcare programs, required restructuring of operations, or termination of key commercial relationships, which could adversely affect the value of our investment.

In particular, MSO structures are subject to corporate practice of medicine restrictions and related enforcement risk. Many U.S. states restrict the ability of non-licensed entities to practice medicine, employ physicians to provide clinical services, or otherwise exercise control over clinical decision-making. These restrictions are commonly referred to as corporate practice of medicine (CPOM) laws. MSOs and their affiliated professional entities typically seek to structure their relationships in a manner intended to comply with applicable CPOM requirements, including through management services agreements and separation of clinical and non-clinical functions. However, CPOM laws are primarily state-based, may be interpreted differently by regulators and courts, and may change over time. If an MSO, an affiliated professional entity or any of their contractual arrangements are determined to violate applicable CPOM restrictions, the MSO, the affiliated clinics, or potentially their owners, investors or counterparties could be subject to civil or criminal penalties, contractual unenforceability, required restructuring of operations, disgorgement of fees, or other sanctions. In addition, even if we do not exercise control over clinical operations, regulators or private litigants could seek to assert that MSO arrangements in which we invest improperly influence clinical decision-making. Any such determination, enforcement action or allegation could adversely affect the operations or financial condition of the MSOs in which we invest and could expose us to reputational harm, litigation costs, indemnification claims or regulatory scrutiny.

Any of such occurrences may have a material adverse impact on the value of our investment and our ability to realize any profit from such investment and could result in impairments or write-downs of our investments, materially adversely affecting our financial results.

MSOs in which we invest may also provide services to clinics that are, or may in the future become, our customers.

Some of the MSOs in which we invest may also provide services to clinics that are, or may in the future become, our customers. These cross-relationships can create actual or perceived conflicts of interest and expose us to risks inherent in related-party arrangements, including heightened regulatory scrutiny, contractual restrictions, confidentiality and data-segregation obligations, and potential disputes among the parties. If we are unable to appropriately identify, disclose, and manage these relationships, we could face investigations or claims, lose business, or be required to modify or terminate arrangements on unfavorable terms, any of which could adversely affect our business, financial condition, and results of operations.

If laws governing the corporate practice of medicine or fee-splitting change, we may be required to restructure some of our relationships, which may result in a significant loss of revenue and diversion of other resources.

The CPOM prohibition exists in some form - by statute, regulation, board of medicine or attorney general guidance, or case law - in most U.S. states and in Canada; though there is broad variation between the different jurisdictions concerning the application and enforcement of the doctrine. Other laws and regulations prohibit licensed practitioners from engaging in fee splitting (i.e., sharing a percentage of professional fees with an unlicensed person or entity). The specific requirements, interpretation and enforcement of these laws vary significantly from jurisdiction to jurisdiction, and may be subject to change and to evolving interpretations. There can be no assurance that these laws will be interpreted in a manner consistent with our practices or that other laws or regulations will not be enacted in the future that could have a material and adverse effect on our business, financial condition and results of operations. Regulatory authorities, boards of medicine, attorneys general and other parties may assert or determine that our relationships with MSOs and physicians violate CPOM and/or fee-splitting prohibitions. If any of these events occur, we could be subject to significant fines and penalties, certain relationships with MSOs and physicians could be voided and declared unenforceable and/or we could be required to materially change the way we do business, which, could adversely affect our business, financial condition and results of operations.

Corporate practice of medicine doctrines also often impose penalties on physicians themselves for aiding the corporate practice of medicine, which could discourage providers from participating in the MSOs we invest in. If a successful legal challenge or an adverse change in relevant laws were to occur, and we were unable to adapt our business model accordingly, our operations in affected jurisdictions would be disrupted, which could harm our business.

Dependence on clinician judgment and limitations imposed by CPOM and related laws could adversely affect our business and results of operations.

Our ability to achieve our objectives depends in significant part on the independent medical judgment, professional skill, and reputation of the physicians and other licensed clinicians who own and control the affiliated professional entities to which the MSOs provide non-clinical administrative and management services. Under CPOM and analogous fee-splitting and professional licensing laws in many jurisdictions, the MSOs are prohibited from practicing medicine, employing physicians to provide clinical care in certain jurisdictions, or otherwise exerting control or undue influence over clinical decision-making. As a result, the MSOs do not and cannot direct the diagnosis, treatment, prescribing, referral patterns, supervision of other licensed professionals, maintenance of medical records, or other aspects of clinical practice. These legal restrictions limit their visibility into, and their ability to oversee or remediate, an area that is critical to the success of the enterprise from which the MSOs’ management fees are derived.

Because clinical decision-making is exclusively the responsibility of the affiliated professional entities and their clinicians, variability in clinical quality, outcomes, documentation, or compliance with payer, accreditation, or regulatory requirements may occur and may not be within the MSOs’ control to promptly correct. If clinicians adopt practice patterns that are inconsistent with payer policies, clinical guidelines, or applicable law, or if they fail to maintain required licenses, credentials, or participation agreements, the MSOs could experience increased denials, recoupments, audits, penalties, malpractice claims exposure borne indirectly through contractual relationships, reputational harm, reduced patient or payer demand, and deterioration in the financial performance of the professional entities—each of which could reduce the management fees payable to the MSOs which we invest in.

Clinics Supported by the MSOs in which we invest are subject to medical malpractice, patient safety and other healthcare-related claims, and inadequate or insufficient insurance coverage could adversely affect our investment.

Clinics supported by the MSOs in which we invest are subject to risks inherent in the provision of healthcare services, including medical malpractice, patient injury and safety claims, professional liability claims and other litigation or regulatory proceedings. The frequency and severity of such claims may be affected by clinical quality, provider training and supervision, patient volumes, procedure complexity and compliance with applicable standards of care and regulatory requirements, issues we have very limited impact on due to our minority-stake in the MSOs. Although MSOs typically require affiliated clinics and professional entities to maintain insurance coverage, including professional liability insurance, such insurance may not be available on commercially reasonable terms, may be subject to exclusions, deductibles or coverage limits, or may otherwise be insufficient to cover all liabilities.

In addition, insurers may deny coverage or disputes regarding coverage may arise, and certain claims may not be insurable. If insurance coverage maintained by clinics, professional entities or MSOs is inadequate, unavailable or disputed, such entities may be required to fund defense costs, settlements, judgments or regulatory penalties directly, which could materially adversely affect their financial condition and operations. Any such outcome could reduce the value of our investment, limit our ability to receive returns and result in losses.

Our put rights in connection with our MSO investments may not protect us if the MSOs or other obligated parties lack sufficient liquidity to repurchase our interests.

In connection with certain of our investments in MSOs, we have contractual put options or similar exit rights that permit us to require the MSO, its owners or other counterparties to repurchase our equity interests. While these rights are intended to provide downside protection and liquidity, there can be no assurance that they will be effective. The exercise of a put option typically requires the MSO or other obligated party to have sufficient available cash, access to financing or other liquidity at the time of exercise. MSOs may operate with limited liquidity, may be subject to debt covenants or other contractual restrictions, or may experience adverse operating or regulatory developments that limit their ability to fund a repurchase. In addition, financing markets or lender appetite may be constrained at the time of exercise. If the MSO or other obligated party is unable or unwilling to honor its repurchase obligations, we may be required to pursue enforcement actions, which may be costly, time-consuming and uncertain in outcome, particularly if the obligor becomes insolvent or is subject to restructuring or bankruptcy proceedings. In such circumstances, we may not recover the full value of our investment, or any value at all, and our put rights may not provide meaningful protection against investment losses.

Risks Related to Employee Matters

If we are not able to retain our key management, or attract and retain qualified scientific, technical, and business personnel, our ability to implement our business plan may be adversely affected.

Our success largely depends on the skill, experience, and effort of our senior management. The loss of the service of any of these persons would likely result in a significant loss in the knowledge and experience that we possess and could significantly delay or prevent successful product development and other business objectives. Our ability to achieve our strategic growth plans depends in part on our ability to recruit and maintain talented sales and operations team members. New hires are often subject to a time intensive educational onboarding period before they can successfully identify potential customer leads and close sales. This can lead to delays before we can ramp up our commercial initiatives and achieve sales targets. It can also divert attention from our existing sales leadership and personnel who are needed to train these new hires. Additionally, we experienced and continue to experience certain challenges in hiring and/or maintaining employees that we believe are related to current and previous trends in the workforce. We believe that these events have created a climate of volatility in employment relations throughout the economy and in our company, which has affected or may affect our ability to recruit, train and retain employees, including skilled sales professionals. The employee turnover we historically experienced, including in our salesforce, has limited our ability to ramp up our sales and marketing force as quickly as would have otherwise been possible. There is intense competition between numerous medical device, pharmaceutical, and biotechnology companies, universities, governmental entities, and other research institutions, all of whom are seeking to employ qualified individuals in the technical fields in which we operate, and we may not be able to attract and retain the qualified personnel necessary for the successful development and commercialization of Deep TMS.

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

We received marketing authorization of our MDD and smoking addiction indications through the 510(k) clearance process and have made various expansions to our MDD indication, including, in 2021, a clearance for a shortened three-minute depression protocol and a labeling expansion for anxious depression through subsequent 510(k) clearances. In 2022, we extended our FDA clearance for MDD (including anxious depression) to our H7 Coil, also via the 510(k) process. This does not include our shortened three-minute depression protocol, which continues only to apply for our H1 Coil. In 2024, we expanded the FDA labeling for our system to treat late-life (ages 69-86) MDD indications and in November 2025 we expanded the FDA labeling of our system to treat adolescent (ages 15-21) MDD indications as an adjunct therapy. Also in 2025, we obtained an expansion of our clearance to cover an accelerated treatment protocol for MDD. We also received marketing authorization of our OCD indication through the de novo classification process. Several competitors have obtained 510(k) clearance for their TMS device for an OCD indication, using our de novo classification as a predicate device in their submission, and others may follow suit. The process of obtaining regulatory authorization to market a medical device can be costly and time consuming, and we may not be able to successfully obtain authorizations on a timely basis, if at all.

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

In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay authorization of our future products under development or impact our ability to modify our currently marketed products on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new 510(k) clearances or other classifications or approvals, increase the costs of compliance or restrict our ability to maintain our current clearances and de novo authorization. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action in the United States, especially with the Trump administration, which has already implemented a number of policy changes that are likely to impact our industry. In addition to substantive policy changes, the Trump administration’s push for deregulation, a reduction of federal funding, and a reduction of the federal workforce in agencies including in the Department of Health and Human Services (“DHHS”) may lead to delays in approvals or clearances, unpredictable enforcement, abrupt policy changes, and many other forms of regulatory volatility that may destabilize our industry and could have a material adverse effect on our business.

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

Any modifications to our existing products may require new 510(k) clearance; however, future modifications may be subject to the substantially more costly, time- consuming, and uncertain PMA process. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could cause our sales to decline and our expenses to increase.

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

In February 2026, the FDA’s Quality Management System Regulation (“QMSR”) became effective, replacing the QSR and aligning U.S. requirements with ISO 13485:2016 standards.

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

The Deep TMS system has been authorized for marketing by the FDA only for MDD (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), OCD, and smoking addiction indications. We train our commercial organization to not promote our products for uses outside of the FDA-authorized indications for use, known as “off-label uses.” However, we cannot guarantee that all of our employees, representatives, and agents will abide by our marketing policies. If the FDA determines that our promotional materials, training, practices, or other marketing activities constitute promotion of an off-label or unapproved use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as laws prohibiting false claims for reimbursement.

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

Some of the provisions of the PPACA have yet to be implemented, and there have been judicial and Congressional challenges to modify, limit, or repeal certain aspects of the PPACA since its enactment and it has continued to evolve. During his first term as president, President Trump supported the repeal of all or portions of the PPACA, and in January 2017, he signed Executive Orders designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA to the maximum extent permitted by law. Due to such efforts, certain elements of the PPACA have been invalidated or suspended, which has, in turn, led to additional challenges against the law as a whole. For example, the Tax Cuts and Jobs Act of 2017 included a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. As a result, there is significant uncertainty regarding future healthcare reform and its impact on our operations. In December 2018, a district court in Texas held that the individual mandate is unconstitutional and that the rest of the PPACA is, therefore, invalid. On appeal, the Fifth Circuit Court of Appeals affirmed the holding on the individual mandate but remanded the case back to the lower court to reassess whether and how such holding affects the validity of the rest of the PPACA. The Fifth Circuit’s decision on the individual mandate was appealed to the U.S. Supreme Court. On June 17, 2021, the Supreme Court held that the plaintiffs (comprised of the state of Texas, as well as numerous other states and certain individuals) did not have standing to challenge the constitutionality of the PPACA’s individual mandate and, accordingly, vacated the Fifth Circuit’s decision and instructed the district court to dismiss the case. As a result, the PPACA will remain in-effect in its current form for the foreseeable future; however, we cannot predict what additional challenges may arise in the future, the outcome thereof, or the impact any such actions may have on our business, and there is even greater uncertainty given President Trump’s second term.

The Biden administration also introduced various measures in 2021 focusing on healthcare and drug pricing, in particular. For example, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the PPACA marketplace, which began on February 15, 2021, and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including, among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the PPACA. On the legislative front, the American Rescue Plan Act of 2021 was signed into law on March 11, 2021, which, in relevant part, eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source drugs and innovator multiple source drugs, beginning January 1, 2024. And, on August 16, 2022, the Inflation Reduction Act of 2022 (IRA) was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (with negotiated drug prices beginning in 2026), imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation, and replaces the Part D coverage gap discount program with a new discounting program beginning in 2025. The IRA also authorizes the DHHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. We cannot yet assess the impact that the IRA will have on the medical-products industry, but it will likely be significant.

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

We are exposed to the risk that our employees, consultants, distributors, agents, and other commercial partners may engage in inappropriate, fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other unauthorized activities that violate the regulations of the FDA and other U.S. healthcare regulators, as well as non-U.S. regulators, including by violating laws requiring the reporting of true, complete and accurate information to such regulators, manufacturing standards, healthcare fraud and abuse laws and regulations in the United States and abroad or laws that require the true, complete, and accurate reporting of financial information or data. In particular, sales, marketing, and business arrangements in the healthcare industry, including the sale of medical devices, are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. It is not always possible or practicable to identify and deter misconduct by our employees, distributors, agents, and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Efforts to ensure that the activities of these parties will comply with applicable healthcare laws and regulations involve substantial costs. These risks may be more pronounced, and we may find that the processes and policies we have implemented are not effective at preventing misconduct. If any actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, individual imprisonment, disgorgement, possible exclusion from participation in government healthcare programs, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings and the curtailment of our operations. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these claims or investigations.

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

We and our licensors try to protect our proprietary position by, among other things, filing U.S., European, and other patent applications related to Deep TMS, as well as to inventions and improvements that may be important to the continuing development of Deep TMS. While we generally apply for patents in those countries where we intend to make or have made, use, sell, or import patented products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. In addition, we cannot assure you that any of our future processes or product indications will be patentable or enforceable even if patented; our processes or product indications will not infringe upon the patents of third parties; or we will have the legal and factual basis, or resources, to defend against charges of patent infringement or other violation or misappropriation of intellectual property by third parties or to protect our own intellectual property rights against infringement, misappropriation or violation by third parties.

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

After the completion of development and registration of our patents, third parties may still act to manufacture and/or market products that infringe our patent protected rights, and we may not have adequate resources to enforce our patents. Any such manufacturing and/or marketing of products by others that infringe our patent rights, or any development of products which infringe the patent rights of others, may significantly harm our business, results of operations and prospects.

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

Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first effective non-provisional filing date. Although various extensions may be available, the duration of a patent, and the protection it affords, is limited. Even if patents covering our technologies, products, or product candidates are obtained, once the patent life has expired, we may be open to competition. Patents covering some of our core technology have expired or will expire within the next five years. In particular, the earliest of our U.S. patents on Deep TMS expired in January 2024 and certain patents from Patent Family B are due to expire in June 2026. See “Business - Intellectual Property.” In addition, although upon issuance in the United States a patent can be extended based on certain delays caused by the United States Patent and Trademark Office (USPTO), this extension can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. If we do not have sufficient patent life to protect our technologies, products, and product candidates, our business, and results of operations will be adversely affected.

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

The first patent family upon which our Deep TMS products are based, which is owned by the DHHS (based on an assignment of the related rights from the PHS) and is exclusively in-licensed to us under a license agreement with the PHS, expired in the U.S. in January 2024, and a divisional patent within this family will expire in the U.S. in 2026. See “Business - Intellectual Property.” While we have secured additional patents which we believe extend the protection of our products into future years, we cannot be certain that this protection will completely compensate for the expiration of this underlying patent.

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

Our commercial success depends upon our ability, and the ability of any third party with which we may partner, to develop, manufacture, market and sell Deep TMS and various product features and protocols we develop, and to use and promote the use of our technologies without infringing the patents of third parties. We face risks that there may be patents issued to third parties that relate to Deep TMS and technology of which we are not aware, or that we must challenge, to continue our operations as currently contemplated.

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

Determining whether a product infringes a patent involves complex legal and factual issues and the outcome of patent litigation is often uncertain. Even though we have conducted research of issued patents, no assurance can be given that patents containing claims covering our products, technology or methods do not exist, have not been filed or could not be filed or issued. For example, despite our past and ongoing efforts to ensure the proprietary nature of our technologies, we are currently addressing a claim by Magnus Medical Inc. alleging that the use of our products for, and our activities relating to, our accelerated Deep TMS stimulation protocol infringed its exclusively licensed IP rights.

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

In addition, because of the developmental stage of some of our technologies, claims that Deep TMS and/or other features, protocols and other planned advancements of our technology infringes on the patent rights of others are more likely to be asserted after commencement of commercial sales incorporating our technology.

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

Certain material aspects of our business are located in Israel, including our headquarters, our research and development and our manufacturing and assembling. See “ - We rely on third parties, including suppliers for some components used in manufacturing our Deep TMS products, distributors to market and promote our products internationally and third parties to conduct our clinical trials, which exposes us to uncertainty and instability.” In addition, 80 of our employees are located in Israel. Accordingly, our business will be directly influenced by the political, economic, and military conditions affecting Israel at any given time. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries. These conflicts involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. In addition, Israel faces threats from more distant neighbors, in particular Iran. A change in the security and political situation in Israel and in the economy could impede our ability to raise the funds required to finance our research and development plans and to create joint ventures with third parties, and could otherwise have a material adverse effect on our business, operating results, and financial condition.

Our facilities, and those of some of our suppliers including the outsourced contract manufacturer for our newer systems, are in range of rockets and drones that may be fired from Iran, Lebanon, Syria or the Gaza Strip into Israel. In the event that our facilities are damaged as a result of hostile action or hostilities otherwise disrupt the ongoing operation of our facilities, our research and development activities, and our ability to deliver products to customers could be materially and adversely affected. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, there can be no assurance that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition, and results of operations.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against this terrorist organization commenced in parallel to its continued rocket and terror attacks. In addition, in October 2023, Hezbollah, a terror group based in Lebanon, commenced extensive rocket attacks on northern Israel and other areas within the State of Israel. The personnel and facilities of our outsourced manufacturer, located near the Israel-Lebanon border, were particularly susceptible throughout 2024 to the risks and instabilities posed by the outbreaks of violence that occurred between Israel and Hezbollah during this period. Although a temporary ceasefire with Hezbollah was reached in late 2024, the clash between Israel and Hezbollah in Lebanon may escalate in the future into a greater regional conflict. Additionally, a Yemeni rebel group, the Houthis, launched a series of attacks on global shipping routes in the Red Sea, causing disruptions of supply chain and also launched rockets and drones in an attempt to reach Israeli military and civilian targets. During June 2025, Israel and the U.S. also engaged in a war with Iran, which impacted the Israeli workforce and operations. Although a temporary ceasefire was reached in Gaza, tensions remain high in the region and escalated in March 2026, after the current US-Israel-Iran war commenced, which impacts the Israeli workforce and operations. These geopolitical developments may adversely affect our ability to continue carrying out various administrative, research, operational and commercial functions and activities both in Israel and globally.

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

While a substantial portion of our revenues is and will continue to be generated in U.S. dollars and our financial records are maintained in U.S. dollars, we incur a significant portion of our expenses in currencies other than U.S. dollars, such as NIS. The U.S. dollar has devaluated significantly against the NIS during 2025 and in the beginning of 2026, significantly increasing the costs of our Israeli operations and impacting our financial results. Our financial results have been and may continue to be affected by fluctuations in the applicable exchange rates of currencies in the U.S., Israel, and other countries in which our products and services may be sold.

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

Members of our senior management and several of our key employees reside in Israel, and although most of them are no longer required to perform reserve duty, some may be required to perform annual military reserve duty, and may be called for active duty under emergency circumstances at any time. Since the initiation of the Israel- Gaza war and subsequent regional wars, several of our Israel-based employees were drafted to the Reserves for purposes of the war effort, including five employees in 2023, four in 2024 and ten in 2025. These employees hail from different departments across our organization, including R&D, manufacturing, and finance. While some of these employees have been released, should they be re-drafted, or should the war expand and/or other circumstances occur that would result in additional employees being drafted into the reserves, certain Israel-based functions, primarily including our R&D and scientific operations could be impacted. These impacts could include delays in our ability to rollout next generation products, and/or any planned redesigned components, features and/or capabilities on our existing products.

The termination or reduction of tax and other incentives that the Israeli Government provides to domestic companies may increase the costs involved in operating a company in Israel.

The Israeli government currently provides tax and capital investment incentives to domestic companies, as well as grant and loan programs relating to research and development, and marketing and export activities. In recent years, the Israeli Government has reduced the benefits available under these programs and the Israeli Governmental authorities have indicated that the government may in the future further reduce or eliminate the benefits of those programs. In connection with the increased defense expenses due to the Israel-Gaza war and other hostilities in Israel and with other countries in the region since October 2023, additional budget cuts could be implemented, resulting in termination or reduction of grants and other benefits. We may take advantage of these benefits and programs in the future, however, there is no assurance that such benefits and programs would continue to be available in the future to us. If such benefits and programs were terminated or further reduced, it could have an adverse effect on our business, operating results, and financial condition.

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

We have received royalty-bearing grants from the government of Israel through the Israel Innovation Authority (IIA) (formerly the Office of the Chief Scientist of the Ministry of Economy and Industry), for the financing of a portion of our research and development expenditures in Israel. When know-how is developed using IIA grants, the Encouragement of Research, Development and Technological Innovation in Industry Law 5744-1984, or the Innovation Law, the IIA’s rules and guidelines as well as the terms of each of these grants, impose an obligation to pay royalties from any income deriving from a product developed, in whole or in part, directly or indirectly, in the framework of a research and development program funded by the IIA, including any derivatives and related services. Therefore, we are required to pay low single- digit royalties on the sale of those of our products developed with this funding, which payments shall not exceed, in the aggregate, the amount of the grant received (in U.S. dollars), plus interest at an annual rate based on the 12-month SOFR rate plus 0.71513%. In addition, the Innovation Law restricts our ability to manufacture our products, and transfer know-how developed as a result of the IIA’s funded research and development, outside of Israel. In certain cases, transfer of the IIA funded know-how outside of Israel requires pre- approval by the IIA, which may also impose certain conditions, including payment of a redemption fee calculated according to the formulas provided in the IIA’s rules and guidelines, or the Redemption Fee, which differentiate between certain situations (while in no event will the Redemption Fee be more than six (6) times the grants received from the IIA plus interest). In addition, we may need or deem it beneficial to us to manufacture our products outside of Israel, in which case prior approval from the IIA is required (such approval is not required for the transfer of less than 10% of the manufacturing capacity in the aggregate), and we would be required to pay royalties at an accelerated rate and would be subject to payment of increased royalties, as defined under the IIA’s rules and regulations (up to, in the aggregate, 300% of the amount of the grant received (dollar linked), plus interest at annual rate based on the 12-month SOFR rate plus 0.71513%, depending on the manufacturing volume that is performed outside Israel less royalties already paid to the IIA). Accordingly, we may be limited in our ability to manufacture outside of Israel, and the manufacture of our products outside of Israel could have a material adverse effect on our business and results of operations.

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

The obligation to comply with the Innovation Law and with the IIA’s rules and guidelines (including with respect to the restriction of the transfer of Funded Know-How and manufacturing rights outside of Israel) remains in effect even after full repayment of the amount of royalties payable pursuant to the grants. Once a Redemption Fee is paid on a transfer of Funded Know-How outside Israel, all obligations towards the IIA (including the royalty obligation) cease. We are also subject to reporting obligations towards the IIA including submitting during the R&D approved program period periodic reports pertaining to the progress of research and development, submitting reports on income derived from products developed using grants from the IIA and, in certain circumstances, reports regarding change in the holding in our company and change of control. Furthermore, in the event of any change of control or any change in the holding of voting rights or rights to appoint directors or the CEO a result of which any non-Israeli citizen or non-Israeli resident becomes an “Interested Party” in our company, the non-Israeli citizen or non-Israeli resident shall comply with all the restrictions imposed on us and our obligations pursuant to Innovation Law and the IIA’s rules and guidelines. See “Management - Internal Auditor” for definition of Interested Party. In addition, the government of State of Israel may from time to time audit sales of products that it claims incorporate technology funded via IIA programs, and this may lead to additional royalties being payable on additional product candidates. Moreover, under certain circumstances, further offerings of our shares to the public in any stock exchange whether in Israel or abroad, is subject to the approval of the IIA.

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

Some of our operations in Israel may entitle us to certain tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, once we begin to generate taxable income. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to Israeli corporate tax at the standard rate, which is currently set at 23%. In addition to being subject to the standard corporate tax rate, we could be required to refund any tax benefits that we may receive in the future, plus interest and penalties thereon. Even if we continue to meet the relevant requirements, the tax benefits that our current “Technology Enterprise” is entitled to may not apply in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, by way of acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefits programs. See “Material Tax Considerations - Israeli Tax Considerations and Government Programs” for additional information concerning these tax benefits.

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

Our officers, directors, and entities affiliated with certain of our directors beneficially own or control, directly or indirectly, approximately 24.5% of our outstanding Ordinary Shares as of March 23, 2026. Following a private placement of ADSs and warrants to purchase ADSs, consummated on November 5, 2024, and the exercise by Valor of the warrant issued to it in the private placement during 2025, Valor and its affiliates own ADSs representing in the aggregate approximately 13.3% of our outstanding share capital as of March 23, 2026. Valor also has the right, among other rights, to designate (i) one nominee to our Board of Directors as long as it, together with its affiliates, beneficially holds at least 10% of our outstanding share capital or (ii) two nominees to our Board of Directors as long as it, together with its affiliates, beneficially holds at least 20% of our outstanding share capital. Accordingly, our officers, directors, Valor and their affiliates are able to significantly influence, though not independently determine, the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our Board of Directors, and the outcome of any proposed merger or consolidation of our company. These interests may not be consistent with those of our other shareholders. In addition, these persons’ and Valor’s significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of the ADSs and our Ordinary Shares.

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

ADS holders do not have the ability to directly vote the Ordinary Shares underlying their ADSs and may not receive voting materials in time to be able to exercise their right to vote.

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

We do not have any current plans to pay any cash dividends in the near term. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of the ADSs will be the investors’ sole source of gain for at least the next several years. In addition, Israeli law limits our ability to declare and pay dividends, and may subject us to certain Israeli taxes. For more information, see “Item 8.A. Financial Information - Consolidated Statements and Other Financial Information - Dividend Policy.”

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

As a foreign private issuer, we are exempt from the rules and regulations under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, related to the furnishing and content of proxy statements, and our principal shareholders are exempt from the provisions of Section 16 of the Exchange Act in its entirety. Following the enactment of the Holding Foreign Insiders Accountable Act (HFIAA) on December 18, 2025, our directors and officers became subject to the reporting requirements of Section 16(a) of the Exchange Act beginning March 18, 2026, including the obligation to file initial ownership reports on Form 3 and transaction reports on Form 4 with respect to our equity securities. However, our directors and officers remain exempt from the short-swing profit recovery provisions of Section 16(b) and the short sale prohibition of Section 16(c) of the Exchange Act. Compliance with Section 16(a) reporting obligations will require us to implement new internal procedures, including collecting and verifying security ownership information for all directors and officers, obtaining or renewing EDGAR filing credentials, and establishing communication channels with our directors’ and officers’ securities brokers for timely reporting of transactions in our securities. In addition, we are not required under the Exchange Act to file annual, quarterly, and current reports, and financial statements with the SEC as frequently or as early as domestic companies whose securities are registered under the Exchange Act. In order to maintain our current status as a foreign private issuer, either (a) a majority of our Ordinary Shares and ADSs (calculated together) must be owned of record, directly or indirectly, by non-residents of the United States or (b)(i) a majority of our senior management or directors may not be U.S. citizens or residents, (ii) more than 50 percent of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we were to lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. Furthermore, on June 4, 2025, the SEC published a Concept Release highlighting potential amendments to the foreign private issuer definition, such as updating eligibility requirements or adding trading volume and listing criteria. If we lose our status as a foreign private issuer due to new requirements adopted by the SEC or because we no longer meet the current definition, we would be required to file periodic reports and registration statements on more detailed U.S. domestic forms, comply with SEC requirements and Nasdaq corporate governance rules from which we are currently exempt and incur significant additional legal, accounting and administrative expenses. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors.

We may incur increased costs as a result of operating as a public company in the United States, and our management may be required to devote substantial time to new compliance initiatives.

As a public company whose ADSs are listed in the United States, and particularly as we no longer qualify as an emerging growth company and/or may lose our foreign private issuer status and/or as SEC directives reducing or eliminating exemptions for foreign private issuers take effect, we incur accounting, legal and other expenses that we did not incur prior to our listing on Nasdaq and registration with the SEC, including costs associated with our reporting requirements under the Exchange Act. We also incur costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), as well as rules implemented by the SEC and The Nasdaq Global Market, and provisions of Israeli corporate law applicable to public companies, and the rules of the TASE. These rules and regulations may increase our legal and financial compliance costs, introduce new costs such as investor relations, increased insurance premiums and stock exchange listing fees, and may make some activities more time-consuming and costly. Our board members and other personnel may need to devote a substantial amount of time to these initiatives. We are constantly evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

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

Our management is required to assess the effectiveness of our internal controls and procedures and disclose changes in these controls on an annual basis. Additionally, as we ceased being deemed an emerging growth company effective December 31, 2024 and are deemed to be an accelerated filer, pursuant to Section 404(b) of the Sarbanes-Oxley Act we are required to include an auditor attestation on our internal control over financial reporting in the annual report.

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

If we were a PFIC for any taxable year during which a U.S. shareholder owned the ADSs, such U.S. shareholder generally will be subject to certain adverse U.S. federal income tax consequences, including increased tax liability on gains from dispositions of the ADSs and certain distributions and a requirement to file annual reports with the Internal Revenue Service. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year. Prospective investors should consult their own tax advisers regarding our PFIC status. See “Material Tax Considerations - Certain U.S. Federal Income Tax Considerations - Passive Foreign Investment Company Considerations.”

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

Our capital expenditures for the years ended December 31, 2025, 2024, and 2023 were approximately $2.3 million, $3.8 million and $2.3 million, respectively. Our current capital expenditures primarily involve purchase of equipment and system components in both Israel and the United States. Our research and development costs for the years ended December 31, 2025, 2024, and 2023 amounted to $9.6 million, $7.2 million and $6.7 million, respectively. These research and development costs primarily consisted of expenses incurred in connection with the development of our existing and future indication pipeline, and the development of our Deep TMS system. We expect our capital expenditures and research and development costs to remain significant as we continue our research and development efforts and advance our existing and planned clinical pipeline, in the United States and other strategic markets. We anticipate our capital expenditures and research and development costs in 2026 to be financed from our existing cash and cash equivalents, including the proceeds from the private placement of ADSs and warrants that closed on November 5, 2024, and from our ongoing sales and leases of our Deep TMS systems. For the near future, our investments will mainly remain in the United States and Israel, where our operations and research and development facilities are currently located.

During the year ended December 31, 2025, we entered into several investment and funding transactions with MSOs and into the Neurolief Transaction. For more information see below under “The Neurolief Transaction” and “MSO Holdings and Transactions”, respectively.

B.	Business Overview

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. We are dedicated to leading through superior science and building on what we believe to be an unparalleled body of clinical evidence. We are the first and only TMS company to be cleared by the U.S. Food and Drug Administration (FDA) for three separate mental health disorder indications based on clinically proven efficacy as demonstrated in pivotal randomized placebo- controlled studies. Current indications include major depressive disorder (MDD) (including reduction of comorbid anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder (OCD), and smoking addiction.

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

MDD is a common and debilitating mental disorder characterized by physiological symptoms, such as sleep disturbance and changes in appetite, emotional symptoms, such as sadness, despair, emptiness, self-hate, and critique, and cognitive symptoms, such as difficulty concentrating, memory dysfunction, suicidal thinking, and faulty judgment of reality. According to a 2018 study cited by the World Health Organization (WHO), depression affects approximately 300 million people worldwide, with the rate of depression increasing in developed countries. The U.S. National Institute of Mental Health (NIMH) estimates that 21.0 million adults in the United States suffer from a major depressive episode in 2021. Based on 2006-2007 data from the Sequenced Treatment Alternatives to Relieve Depression (STAR*D) study, we estimate that approximately 7 million adult MDD patients in the United States are considered treatment-resistant (i.e., do not achieve remission after four trials of anti-depressant medication), of which we estimate that approximately 6.3 million or more are currently eligible to receive reimbursement for Deep TMS from either governmental or private insurers. Assuming a course of treatment per patient (under the standard of care protocol) of 33 treatment sessions and a price paid to us per treatment session of $70 (which has historically served as our benchmark price per treatment session), we believe our total annual addressable market opportunity for MDD in the United States is approximately $14.6 billion.

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

OCD is a common, chronic, and long-lasting disorder in which a person has uncontrollable, reoccurring thoughts (obsessions) and behaviors (compulsions) that he or she feels the urge to repeat over and over in a manner that can interfere with all aspects of life, such as work, school, and personal relationships. Based on data from the NIMH, we estimate that approximately 3.24 million adults in the United States suffer from OCD annually (nimh.nih.gov, citing 1.2% prevalence of OCD among adults age 18 and above). We believe that approximately half of the patients (1.62 million) that have sought help would be considered treatment-resistant (i.e., not having achieved ≥30% improvement of their symptoms from medications and psychotherapy). Assuming our emerging OCD coverage ultimately reaches target of 90% of adults in the United States covered by private health insurance (as with MDD), and assuming a course of treatment per patient of 29 treatment sessions and a price paid to us per treatment session of $70 (which is our benchmark price per treatment session), we believe our total addressable market opportunity for OCD in the United States is approximately $2.9 billion.

Smoking is one of the leading causes of death in developed countries. The addiction to nicotine, similar to the addiction to drugs and alcohol, involves modulation of the brain reward system and causes uncontrollable desire to smoke. 480,000 U.S. adults die from smoking each year. Cigarette smoking has been found to harm nearly every organ system in the body and is the leading cause of preventable death in the U.S. and of disease burden worldwide (Rostron, BL, Chang CM, Pechacek TF. Estimation of cigarette smoking-attributable morbidity in the United States, JAMA Intern Med. 2014;174(12):1922-1928). According to the CDC, approximately 28.8 million U.S. adults smoked cigarettes in 2022 (https://www.cdc.gov/tobacco/campaign/tips/resources/data/cigarette-smoking-in-united-states.html), with 67.7% stating they want to quit and 53% actually attempting to quit. Of those attempting to quit, 5.9 million made a serious attempt to quit (i.e., using medication or counseling). Of those smokers attempting to quit either with or without medical assistance, 2.5 million were successful (https://www.cdc.gov/tobacco/php/data-statistics/smoking-cessation/?CDC_AAref_Val=https://www.cdc.gov/tobacco/data_statistics/fact_sheets/cessation/smoking-cessation-fast-facts/index.html). Reimbursement is not currently available for Deep TMS for smoking addiction, and it is therefore difficult to assess the amount of money our customers might be able to collect from potential payors, and willing to pay us, for treatment for this indication. That said, assuming a course of treatment per patient of 18 treatment sessions, and assuming an average price paid to us per treatment session of $50, we believe our total annual addressable market opportunity for smoking addiction in the United States is over $3.0 billion.

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

In November 2025, the FDA cleared an expansion of our existing MDD clearance allowing for the treatment of adolescent patients (ages 15-21) suffering from depression as an adjunct therapy. Following this expansion, our expanded clearance covers MDD patients ages 15 to 86, changing the previous lower limit of 22. This expanded clearance makes our Deep TMS the first and only form of TMS indicated for the treatment of patients within the range of 15-86 suffering from MDD, including those with comorbid anxiety symptoms. Our application to the FDA included study data collected from 1,120 adolescents (aged 15–21) treated across 35 TMS centers in the U.S. between 2012 and 2024. Data from high-frequency (18 Hz) and iTBS (intermittent theta-burst) Deep TMS protocols were included. Using the self-administered Patient Health Questionnaire-9 (PHQ-9) rating scale, the results demonstrated, following 36 treatment sessions, an average improvement of 12.1 points and a 66.1% response rate (defined as an improvement from baseline of 50% or greater). In addition, meaningful reductions in anxiety symptoms were observed using the self-administered Generalized Anxiety Disorder (GAD-7) scale, consistent with prior adult studies. Safety outcomes were consistent with previous adult studies.

In September 2025, the FDA cleared an expansion of the cleared treatment protocols for our Deep TMS systems to include our SWIFT (Short-course with Intrinsic Field Targeting) accelerated protocol for the treatment of patients with MDD, including those with comorbid anxiety symptoms. The expanded clearance protocol was based on clinical data from a multicenter, randomized, blinded, controlled study titled, “Accelerated Deep TMS for Depression: Results from a Multisite, Randomized Non-Inferiority Trial,” showing that the accelerated Deep TMS protocol using iTBS to treat patients with MDD resulted in outcomes that were comparable to the standard protocol - while requiring considerably fewer visits to the clinic. For example, HDRS-21 depression scores, after statistical adjustment, were reduced by 19.02 and 19.79 points in the accelerated and standard Deep TMS groups, respectively; and response and remission rates were 87.8% and 78.0%, respectively, for the accelerated group, compared to response and remission rates of 87.5% and 87.5%, respectively, for the standard group.

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

Our current customers are principally doctors, hospitals, and medical centers in the field of psychiatry. Treatment with Deep TMS is typically performed as an office- based procedure using our Deep TMS system, which consists of our proprietary H-Coil helmet, as well as several other components, including a stimulator, cooling system, positioning arm and an operator interface. A course of treatment for MDD typically requires 20 treatment sessions five times a week over a period of four weeks, and thereafter up to 24 additional maintenance-continuation sessions twice weekly over a period of up to 12 weeks. The standard Deep TMS treatment protocol for OCD requires 29 treatment sessions over six weeks. A course of treatment for smoking addiction typically requires 18 treatment sessions, comprised of treatment five times a week over a period of three weeks, followed by treatment once per week for an additional three weeks. Each standard MDD, OCD or smoking addiction session lasts 20 minutes, 19 minutes, and 18 minutes, respectively. For Deep TMS for MDD, the FDA has also cleared a 3 minute “Theta Burst” treatment protocol. Patients may experience some discomfort during treatment and must use earplugs to reduce exposure to the loud sounds produced by the device. The treatment requires no anesthesia, hospitalization or sedation, and no systemic side effects are associated with the therapy. The recently cleared SWIFT, accelerated protocol, is comprised of an acute phase of 5 sessions per day for 6 days (over a 14-day period), followed by 2 sessions per day once a week for 4 weeks, with each session lasting less than 10 minutes.

We estimate that over 90% of the total private insurer adult covered lives in the United States have coverage for reimbursement of MDD treatment with Deep TMS. In addition, our MDD treatment (including for reduction of anxiety symptoms, commonly referred to as anxious depression) with Deep TMS is eligible for reimbursement from Medicare. Deep TMS treatment for MDD reimbursement coverage is generally available after between one and four failed (inadequate response or intolerable) trials of anti-depressant medications. However, there is an increasing trend to reduce the number of prior failed medication treatments required to qualify for coverage and thus to place Deep TMS for MDD earlier within the continuum of care. We continue to see a majority of payers covering Deep TMS with inadequate or intolerable response to two medication trials and are actively engaged in efforts to work with payors to facilitate a continuation of this trend.

Our efforts to increase the scope of insurance coverage for MDD also continue to develop in alignment with the expanded labeling we have achieved for this indication: For example, in December 2025, Optum Behavioral Health, a leading health services company with over 48 million covered lives through its network of professionals and a part of UnitedHealth Group, expanded its medical policy applicable to Deep TMS therapy to include coverage for adolescents aged 15 and older with a confirmed diagnosis of MDD. Similarly, in January 2026, Premera Blue Cross Blue Shield®, a company with over 2.8 million covered lives serving Alaska and Washington state, adopted a new final medical policy which, among other developments, expands coverage to include patients ages 15 and older with moderate to severe MDD treated with our accelerated SWIFT™ (Short-course with Intrinsic Field Targeting) Deep TMS protocol.

In 2021, for the first time, several payors issued policies and coverage determinations allowing for reimbursement coverage applicable to Deep TMS for OCD, with over 86 million covered lives in the U.S. eligible for coverage as of March 2024. Positive coverage decisions for Deep TMS for OCD have been issued by Centene Corporation (with 26 million covered lives), Health Care Service Corporation (HCSC) (with 17 million covered lives), TriCare (with 9.6 million covered lives), Cigna Corporation (with 17 million covered lives), Highmark (with 6.8 million covered lives), Premera (with 2.6 million covered lives) and LifeWise (with 2.2 million covered lives). Additionally, one of the seven Medicare Administrative Contractors (MACs) in the US, Palmetto GBA, has published its final Local Coverage Determination (LCD) in 2022 extending coverage applicable to Deep TMS treatment for OCD. While the criteria for Deep TMS for OCD coverage varies with each payor, generally, coverage requires the failure of between two and four medication trials before qualifying for reimbursement. Our strategy is to look for ways to facilitate increased coverage for OCD treatment by more payors, including both commercial and governmental.

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

The United States is our primary and most strategic market, representing approximately 85%, 81% and 75% of our revenues for the years ended December 31, 2025, 2024 and 2023, respectively. We operate in the United States through our wholly owned subsidiary, BrainsWay USA Inc, as a direct marketing and sales channel, where we currently have existing sales, marketing, and support infrastructure. We generate revenue from various flexible pricing models that are designed to maximize market penetration. For the year ended December 31, 2025, we generated revenues in the United States of $44.2 million, an increase of 33% as compared to $33.2 million for the year ended December 31, 2024.

On a consolidated basis, we generated revenue from leasing, one of our two main categories of activity, of $12.1 million, $14.5 million and $8.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. Our revenue from sales, our other main category of activity, was $35 million, $22.4 million, and $20.4 million for the years ended December 31, 2025, 2024 and 2023, respectively. Our revenue from sale-related and other services, was $5 million, $4.1 million and $2.9 million for the years ended December 31, 2025, 2024 and 2023, respectively.

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

We have developed a number of H-Coils with differing configurations, building upon our technology with important changes for each coil. For different regions of the brain which are known to be associated with specific brain disorders, we offer different H-Coils that are designed to influence the neurological networks of those regions. For example, we have two H-Coils, targeting different brain regions, that may be used for MDD (including anxious depression), one H-Coil used for OCD, and one H- Coil used for smoking addiction. Some of our H-Coils are also able to treat more than one indication. The H-Coils transmit pulses which are generated by a power supply, known as a stimulator. We developed our own proprietary stimulator that is more advanced than our previously used third-party stimulator and improves our approved Deep TMS systems through its user-friendly software interface and other features. We expanded our FDA clearances in MDD, OCD, and smoking addiction, which had previously applied to our older model systems with third-party stimulators, to also include current systems which incorporate our proprietary stimulator. In addition, we are currently developing and initiated clinical testing of our next generation multichannel device, which includes our patented “rotational field” TMS or “Deep TMS 360°™” technology. The patented multichannel aspect of this technology allows for simultaneous modulation of different areas of the brain with independent stimulation parameters, and the patented rotational field aspect employs a method of stimulation that enables activation of a greater number of neurons in the brain via two orthogonal TMS coils which are placed perpendicular to each other and operated with a time lag in order to induce a circularly rotating electric field. This enables stimulation of neurons in various orientations, in contrast to currently available TMS devices which stimulate only neurons parallel to the induced field. We recently launched several studies involving this device, including a randomized, placebo-controlled, multicenter study on Alcohol Use Disorder (AUD) and several smaller feasibility studies (e.g. in OCD and post-stroke rehabilitation. Furthermore, in an August 2024 article in the Brain Stimulation Journal, our first pilot data on the efficacy of our rotational field technology was published. This feasibility study involved 12 depression patients and compared the efficacy of our rotational field helmet with that of our H7-Coil. Albeit via a small sample size, the data demonstrated significantly greater improvement with the rotational field helmet in the depressive symptoms as reflected by the HDRS-17 rating scale compared to the H7-Coil. We plan to further study the safety, efficacy and various possible applications for this next generation technology and believe it has the potential to make our Deep TMS systems even more attractive to clinicians, researchers and patients.

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

We believe our Deep TMS platform has many advantages relative to other TMS systems. Our H-Coil is a flexible device encased in a helmet that fits securely around the patient’s head. This, together with the proprietary structure of our H-Coil, means that a much larger surface area of the head is in contact with the H-Coil than would be in contact with a figure 8-style coil. Furthermore, if the patient moves his or her head, the helmet - and thus the H-Coil - moves along with it, eliminating the need for features which prevent the patient from moving his or her head during therapy. In contrast, all other currently available TMS products, which we refer to as Traditional TMS, generally utilize a variation of a figure 8 coil that is placed adjacent to the scalp of the patient and needs to be specifically positioned and attached to the head in order to deliver focal stimulation of the desired area of the brain. Whereas some figure 8 coils are handheld by the operator, others are attached to an apparatus designed to minimize the ability of the patient to move the head away from the relevant portion of the coil during therapy, which would prevent the patient from achieving the required stimulation. These features either alert the operator in the event of a shift of the patient’s head away from the coil, or actually fasten the coil next to the patient’s head. In either case, only a small surface area on the patient’s head is likely to come into contact with the figure 8 coil. Traditional TMS is limited to stimulating relatively narrower and shallower areas of the brain, and the manual positioning of the figure 8 coil in Traditional TMS may cause inaccuracies in the region treated. Studies suggest that the figure 8 coil misses the target in a substantial number of patients.

A course of treatment for MDD (under the standard-of-care protocol) typically requires 20 treatment sessions five times a week over a period of four weeks, and thereafter up to 24 additional maintenance- continuation sessions twice weekly over a period of up to 12 weeks. The standard Deep TMS treatment protocol for OCD requires 29 treatment sessions over six weeks. The clearance for this indication is categorized as an adjunct therapy, which means that it should be administered in conjunction with other first-line therapies and/or medications, as determined in the independent medical judgment of the treating healthcare professional on a case-by-case basis. A course of treatment for smoking addiction typically requires 18 treatment sessions, comprised of treatment five times a week over a period of three weeks, followed by treatment once per week for an additional three weeks. A standard MDD, OCD or smoking addiction session lasts 20, 19 and 18 minutes, respectively. For Deep TMS for MDD, the FDA has also cleared a 3 minute “Theta Burst” treatment protocol and, as noted above, also cleared our SWIFT accelerated protocol for the treatment of patients with MDD, including those with comorbid anxiety symptoms. The accelerated protocol is comprised of an acute phase of 5 sessions per day for 6 days (over a 14-day period), followed by 2 sessions per day once a week for 4 weeks, with each session lasting less than 10 minutes, for a total of 38 sessions. The protocols for OCD and smoking addiction also require a short provocation procedure (i.e., triggering of OCD or smoking symptoms, as relevant), to ensure that Deep TMS is calibrated to treat the particular needs of the patient, which is then followed by a Deep TMS session. The treatments are typically office-based procedures performed in private clinics, hospitals, universities, and other medical centers. As with Traditional TMS, Deep TMS is contraindicated for patients with metallic objects or implanted stimulator devices in or near the head, including cochlear implants, deep brain stimulators, other implanted electrodes or stimulators, aneurysm clips or coils, stents, bullet fragments, jewelry, and hair barrettes. During treatment, the patient must use earplugs to reduce exposure to the loud sounds produced by the device.

We believe that Deep TMS has additional advantages over Traditional TMS because it is capable of stimulating deeper and broader areas of the brain. Studies have shown that while Traditional TMS devices create an electromagnetic field estimated to penetrate the cortical surface of the brain up to depths in the range of 0.7 centimeters to 1.0 centimeters, Deep TMS creates a magnetic field with a slower and more gradual deterioration that reaches depths of approximately 1.5 to 2 centimeters for BrainsWay’s H-Coils. Studies have also shown that BrainsWay’s H1 Coil has the capacity for total stimulated brain volume of 17 cm3 compared to 3 cm3 for the figure 8 coil used in Traditional TMS. We believe this deeper and broader penetration and the significantly increased brain volume stimulation of Deep TMS provides an advantage over Traditional TMS because of its potential to address a wider variety of brain disorders, and for a given disorder, to stimulate more relevant brain structures.

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

●	We have obtained FDA marketing authorizations of Deep TMS for MDD (including anxious depression), OCD, and smoking addiction.

We are the only manufacturer of a TMS device to have been cleared by the FDA for three separate mental health disorder indications based on clinically proven efficacy which was demonstrated in pivotal randomized placebo-controlled studies conducted on the device: MDD, for which our H1 Coil device was cleared by the FDA in 2013, (and which clearance was expanded in August 2021 to include reduction of comorbid anxiety symptoms, or anxious depression, and then again in May 2024 allowing for treatment of MDD patients ages 69-86, and then again in November 2025 allowing for treatment of MDD patients ages 15-21 as an adjunct therapy) and for which our H7 Coil received 510(k) clearance from the FDA in August 2022; OCD, for which our device was classified by FDA as a Class II device in a de novo classification in August 2018; and smoking addiction, for which our device was cleared for short term treatment in August 2020. For MDD, we are one of only two TMS companies that have performed prospective, randomized, placebo-controlled clinical studies supporting an FDA clearance. For OCD, we are the only company to have received such clearance based on clinical data from a pivotal study on the device. We remain the only company to have proven clinical efficacy for OCD based on a randomized, double-blind, placebo-controlled, multicenter trial, while other competitors that have since obtained FDA clearance for this indication, have done so in part relying on our clinical data. For smoking addiction, and indeed addictions generally, we are the first and only TMS company to have received FDA clearance.

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

We have an established commercial footprint in the United States for Deep TMS for MDD, including our own sales, marketing, and support employees. We estimate that over 90% of total private insurer covered lives in the United States have coverage for reimbursement of MDD treatment with Deep TMS. In addition, our MDD treatment with Deep TMS is eligible for reimbursement from all Medicare Administrative Contractors (MACs), and our OCD treatment is currently covered by one of the seven MACs. We are also currently selling Deep TMS for MDD in Canada, Europe, Asia, India, Israel, and certain other countries. We received reimbursement coverage applicable to Deep TMS in Australia in November 2021 and in Israel in June 2022. We are also increasing our commercialization efforts for Deep TMS for OCD. Our installed base of Deep TMS systems for MDD facilitates faster expansion into OCD because clinicians who already have a Deep TMS system only need to lease or purchase an add-on arm and helmet to the existing system. In 2021, for the first time, several payors issued policies and coverage determinations allowing for reimbursement coverage applicable to Deep TMS for OCD, with over 86 million covered lives in the U.S. eligible for coverage as of March 2024. Positive coverage decisions for Deep TMS for OCD have been issued by Centene Corporation (with 26 million covered lives), Cigna Corporation (with 19.8 million covered lives), Highmark (with 7.1 million covered lives), Blue Cross Blue Shield of Michigan (5.1 million covered lives), Premera (with 2.8 million covered lives) and LifeWise (with 1.5 million covered lives). Additionally, one of the seven Medicare Administrative Contractors (MACs) in the US, Palmetto GBA, published a final Local Coverage Determination (LCD) in 2022 extending coverage applicable to Deep TMS for OCD. While the criteria for this emerging Deep TMS for OCD coverage varies with each payor, generally, coverage requires the failure of between two and four medication trials before qualifying for reimbursement. Our strategy is to look for ways to facilitate increased coverage for OCD treatment by more payors, including both commercial and governmental. After the receipt of FDA clearance for our Deep TMS product for smoking addiction, we initiated a clinical data collection effort to facilitate a long-term commercial plan for this product.

●	Our flexible pricing models are designed to achieve market penetration

We market our products utilizing two basic pricing models: (i) a fixed-fee lease model enabling unlimited use; and (ii) a sales or purchase model. We also offer and/or are considering offering a pay per use model to certain customers in certain territories. Warranty and support are either included (in varying degrees and for varying periods) or may be purchased as part of all pricing models. Additional potential revenues may be derived from extended warranty fees paid for the system for service coverage beyond the standard included warranty period, and from variable or usage fees in certain territories and pricing models based on the number of treatments performed with the system. We are also able to leverage our platform technology, which includes the ability to treat multiple indications using different H-coil helmets, to facilitate transactions utilizing combined pricing models often involving a single system with one or more add-on helmets. We believe that our different pricing models offer flexibility and allow for increased market acceptance among clinics and psychiatric professionals. Based on our commercial data, and depending on insurer reimbursement rates, we believe our psychiatrist customers for MDD systems can generate up to approximately $10,000 of gross revenues per patient, and in some cases more, for a course of treatment using our system. While OCD coverage is still emerging, we believe that our customers can generate up to approximately $8,800 of gross revenues per OCD patient.

●	Deep TMS has potential application to a range of psychiatric, neurological, and addiction disorders

Our clinical studies, including various feasibility studies, suggest that our Deep TMS system has the potential to serve as a platform technology that can address a potentially wide variety of other psychiatric, neurological, and addiction disorders by using the appropriate H-Coil structure for different targeted brain regions. We are the first and only TMS company to be cleared by the FDA for three separate mental health disorder indications based on clinically proven efficacy as demonstrated in pivotal randomized placebo-controlled studies. Current indications include MDD, OCD, and smoking addiction. Moreover, in August 2021, we received 510(k) clearance from the FDA expanding our MDD indication to also include treatment of depressed patients for the reduction of comorbid anxiety symptoms (commonly referred to as anxious depression). In 2021 we also received a clearance for a shortened three-minute depression protocol and a labeling expansion for anxious depression through subsequent 510(k) clearances. In 2022, the FDA extended the clearance of our H7 Coil to include the treatment of MDD (including anxious depression). Our shortened three-minute depression protocol, however, continues only to apply for our H1 Coil. In 2024, we received FDA clearance for an expansion of our existing MDD clearance allowing for the treatment of patients within the 69-86 age range suffering from late life depression. In November 2025, we received FDA clearance for an expansion of our existing MDD clearance allowing for the treatment of adolescent patients (ages 15-21) suffering from depression as an adjunct therapy.

Beyond our existing indications, we are also considering further clinical trials in other neurological and/or addiction areas.

Our Strategy

We are currently focused on expanding the commercialization of Deep TMS with respect to MDD, OCD and smoking addiction. In September 2021, we received a 510(k) clearance from the FDA for expansion of our Deep TMS MDD treatment also to include treatment for reduction of anxiety symptoms, commonly referred to as anxious depression. In August 2022, we received FDA clearance for treating anxious depression with our H7 Coil, which had been previously cleared for treating OCD. In May 2024, we received FDA clearance for an expansion of our existing MDD clearance allowing for the treatment of patients within the 69-86 age range suffering from late life depression. In September 2025, we received FDA clearance for an expansion of our existing MDD clearance allowing for an “accelerated” treatment protocol for patients with MDD, including those with comorbid anxiety symptoms. In addition, we are actively engaged in research for other potential applications for Deep TMS for patients suffering from neurological conditions and addictions. For each potential indication, we assess and evaluate our technology’s efficacy, safety, patent status, market potential, and development and regulatory pathways. Our systematic approach to evaluating and developing applications for Deep TMS allows us to continually build upon our clinical pipeline, and advance those applications with the greatest clinical effect and revenue potential. We also plan to advance other technological innovations in the neuromodulation space for the improvement of our products. For example, we are currently developing and testing in clinical trials our next generation multichannel device, which includes our patented “rotational field” TMS or “Deep TMS 360°™” technology, allowing for simultaneous modulation of different areas of the brain and stimulation of neurons in various orientations to cover a greater number of neurons.

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

A key prerequisite to the successful market acceptance of Deep TMS is securing sufficient insurance/third-party payor coverage. The scope and level of coverage are also key factors in our ability to penetrate the market and to expand further use of our Deep TMS system by healthcare providers and facilities for the benefit of the larger patient population. Our MDD treatment with Deep TMS is widely eligible for reimbursement, including from Medicare, subject to the satisfaction of certain clinical criteria. We aim to achieve similar levels of reimbursement for Deep TMS for OCD. We also aim to secure coverage in various jurisdictions outside of the United States. For example in 2021, 2022, and 2024, favorable coverage decisions applicable to TMS were issued in Australia and Israel, respectively. Although there is not currently any reimbursement for smoking addiction, in October 2023 the Clinical TMS Society, an influential peer group, published the first coverage recommendations for smoking. We believe that our ability to secure coverage from payors will be a key factor in the long-term success of this indication.

●	Develop innovative enhancements and features for our Deep TMS systems

We continue to develop innovative enhancements and features for our Deep TMS systems to expand the applicability of Deep TMS to additional indications and improve the capabilities of the systems for approved indications. For example, we are currently developing a future next generation version of the Deep TMS system, which includes our patented “rotational field” TMS or “Deep TMS 360°™” technology, allowing for simultaneous modulation of different areas of the brain and stimulation of neurons in various orientations to cover a greater number of neurons. Our novel rotational field technology involves the operation of two orthogonal coils to induce a rotating field in the brain, allowing for stimulation of neurons in various orientations. We have begun testing the clinical efficacy of this next generation technology in a randomized, placebo-controlled study of patients suffering from Alcohol Use Disorder (AUD), as well as in 2 new feasibility studies – one for post-stroke rehabilitation, and the other for OCD using an accelerated protocol. We further believe these enhancements hold the potential to make Deep TMS even more attractive for clinicians, researchers, and patients, and may serve to better position its use in neurology.

●	Increase our international commercial footprint

We are working to expand our existing commercial footprint in Europe, Asia, Latin America, Australia, and the broader Middle East, and to pursue commercialization in additional markets. We currently have distribution and agent agreements in various territories, including, notably, Canada, Germany, Singapore, Belgium, France, Italy, Spain, Japan, South Korea, Taiwan, Thailand, Greece, and India. In Israel, we directly distribute to our customers.

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

●	Strategic Collaboration via Synergistic Transactions

We have already completed several and continue to explore additional strategic transactions designed to expand access to care with companies that provide services and/or technologies that are or have the potential to be synergistic with Deep TMS. This includes our strategic minority investments in 2025 and 2026 with several Management Services Organizations (MSOs) which provide support to clinics delivering patient care to patients suffering from mental health conditions via non-interventional therapies, as well as our August 2025 multi-phased investment and potential acquisition agreement with Neurolief, the developer of a wearable neuromodulation device that can be used to treat treatment resistant depression patients at home.

We believe these investments represent sound deployments of our capital resources in growth-oriented targets, with the potential to accelerate patient access to therapy as well as increase our total addressable market.

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

Market Information

According to the WHO, an estimated 280 million people worldwide including 21.0 million individuals in the United States develop a major depressive episode within a given year. We estimate that there are 69 million depression patients in India, 71 million in China, 37 million in Europe, and 6 million in Japan. MDD is one of the most prevalent mental illnesses across all demographics. According to the Clinical Psychology Review, MDD follows a chronic course of repeated bouts of remission and recurrence in about 50% of people affected. The chronic nature of MDD makes it the leading cause of years lost to disability in the world, and MDD patients are more likely to commit suicide. According to the American Journal of Psychiatry, roughly 2% of MDD patients treated as outpatients, and 4% of those hospitalized because of their condition, commit suicide. In addition, studies suggest that some patients exhibit a higher mortality rate even after controlling for suicide. Due to the prevalence and severity of MDD, the treatment of the disorder is a pressing concern for mental health professionals. An estimated 5 million adolescents aged 15–21 in the United States experience major depression, representing a significant and growing public health challenge. For these young individuals, depression can disrupt critical developmental milestones, affecting academic achievement, family relationships, social functioning and emotional growth during formative years. Treatment options for MDD remain limited, particularly for adolescents who cannot tolerate or do not respond to medication. Those who fail to achieve relief with first-generation treatments face prolonged suffering, higher healthcare costs, and a higher risk of comorbid conditions, such as substance abuse and suicide. Together, these challenges highlight what has historically been a critical gap in access to effective, well-tolerated treatment options for this vulnerable population.

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

A publication in October 2023 in the Psychiatry Research journal published new real-world post-marketing data demonstrating the efficacy of accelerated Deep TMS for the treatment of major depressive disorder (MDD). The standard FDA-cleared Deep TMS protocol involves one treatment session per day, five days a week for 4 weeks, followed by a maintenance period. However, there has been recent interest in “accelerated” dosing schedules which involve multiple sessions each day to allow for quicker overall treatment time. Data collected using this approach to treat depression was compiled from clinical sites and analyzed in this study. Key findings from this post-marketing study included data demonstrating efficacy of Deep TMS administered over multiple sessions each day to allow for quicker overall treatment time for depression patients. Following publication of these post-marketing results, in June 2024 we announced the launch of a prospective, randomized, controlled, multicenter clinical trial evaluating an accelerated treatment protocol for our Deep TMS system to treat MDD. The clinical trial enrolled 104 adults patients with MDD across eight sites, is the largest randomized, controlled, blinded, multicenter trial of an accelerated Deep TMS protocol. Patients from the study were split into two groups – one receiving a novel accelerated treatment protocol featuring an acute phase over several treatment days, and the other receiving the FDA-cleared standard-of-care protocol which entails an acute phase over several weeks. The design of this non-inferiority trial, which was determined in discussion with the FDA, aimed to compare the outcomes achieved with the accelerated Deep TMS protocol versus the current standard-of-care Deep TMS protocol. Patients in the accelerated group completed five sessions per day over six treatment days, followed by a brief continuation phase of eight sessions over the subsequent four weeks. This protocol was designed to significantly reduce treatment burden. The primary endpoint of the study was the change in depressive symptoms as measured using the HDRS-21 scale, and secondary endpoints included response and remission rates. In June 2025 we announced that the clinical data from this multicenter, randomized, blinded, controlled study titled, “Accelerated Deep TMS for Depression: Results from a Multisite, Randomized Non-Inferiority Trial,” show that the accelerated Deep TMS protocol using iTBS to treat patients with MDD resulted in outcomes that were comparable to the standard protocol - while requiring considerably fewer visits to the clinic. For example, HDRS-21 depression scores, after statistical adjustment, were reduced by 19.02 and 19.79 points in the accelerated and standard Deep TMS groups, respectively; and response and remission rates were 87.8% and 78.0%, respectively, for the accelerated group, compared to response and remission rates of 87.5% and 87.5%, respectively, for the standard group. suggest that the accelerated Deep TMS protocol using intermittent theta burst stimulation (iTBS) to treat patients with MDD resulted in outcomes that are comparable to the standard once-daily TMS protocol - while requiring considerably fewer visits to the clinic. Median time to remission was 21 days for the accelerated group, versus 28 days for the standard group. Study data also demonstrated the overall safety of our accelerated protocol, with no severe adverse events reported.

In September 2025, the FDA cleared an expansion of the cleared treatment protocols for our Deep TMS systems to include an accelerated protocol for the treatment of patients with MDD, including those with comorbid anxiety symptoms. The expanded clearance protocol was based on the results of the aforementioned study. The accelerated protocol comprised of an acute phase of 5 sessions per day for 6 days (over a 14 day period), followed by 2 sessions per day once a week for 4 weeks, with each session lasting less than 10 minutes. This was compared to a standard protocol comprised of an acute phase of 5 daily sessions over 4 weeks, followed by 2 daily sessions per week for 2 weeks, with each session lasting 20 minutes.

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

TMS has been used as an antidepressant therapy since 2008. Currently, TMS for MDD is generally recommended for treatment-resistant MDD patients. Until recently payors typically required that patients fail multiple antidepressant medications prior to receiving TMS; however, there has been a trend which continued in recent years to reduce the number of required failures to one or two medication failures before qualifying for TMS. Based on research showing that TMS is effective in treating depressive symptoms in patients earlier within the continuum of care, many payors have now reduced the number of prior failed medication trials needed to qualify for Deep TMS for MDD. Specifically, over 250 million covered lives in the U.S. with commercial coverage now qualify for Deep TMS for MDD after two to three failed medication trials, and approximately 68 million lives in the U.S. with Medicare reimbursement coverage qualify after just one to two failed medication trials.

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

Deep TMS for MDD - Our Clinical Trials

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

(a)	Design

This randomized, double-blind, placebo-controlled, multicenter trial investigated the efficacy and safety of Deep TMS in 212 treatment-resistant adult MDD patients. Enrolled subjects were randomized in a 1:1 ratio to undergo either monotherapy with active Deep TMS or with a sham. For active Deep TMS treatment, BrainsWay’s H- Coils was used at 120% stimulation intensity and a frequency of 18 Hz.

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

Accelerated Deep TMS for Depression

(a)	Trial Design

This study was a prospective, 6-week, blinded, randomized, controlled, multicenter trial in which the accelerated iTBS (ACC-iTBS) Deep TMS stimulation protocol was compared to the Standard of Care - High Frequency (SOC-HF) Deep TMS stimulation protocol. The study was reviewed and approved by an external Institutional Review Board (Sterling) and was registered on clinicaltrials.gov (NCT06357832). The study was conducted in the United States (7 sites) and India (1 site), with active enrollment and treatment from May 2024 through February 2025. The trial was executed through an external clinical research organization and sponsored by us. The ACC-iTBS protocol was delivered at 110% of rMT and consisted of 3 pulse bursts at 50 Hz, 5 Hz bursts frequency, 2s on and 8s off (1,800 pulses per session as in the FDA-cleared SAINT protocol; 9 min 42 sec). The treatment consisted of 5 treatment sessions of Deep TMS a day for 6 days (within a 14-day period) with a minimum 50-minute intersession interval (Acute Phase), followed by 2 treatment sessions per day, 1 day per week for an additional 4 weeks (Continuation Phase).

The SOC-HF protocol was delivered per the FDA-cleared standard-of-care: 120% of rMT delivered at 18 Hz, 2s pulse train, 20s inter-train interval, 55 trains, for a total of 1,980 pulses per session for 20 minutes. The treatment consisted of 1 treatment session per day, 5 sessions/week for 4 weeks (Acute Phase), followed by 2 treatment sessions per week for an additional 2 weeks (Continuation).

(b)	Trial Results

The primary efficacy endpoint of the study was the change from baseline to week 6 in the HDRS-21 scores. In both groups, HDRS-21 scores significantly decreased from baseline to week 6. The difference between the groups in the HDRS change from baseline to week 6 was 0.76 points and was not significant (p=0.7783). The upper limit of the one-sided 97.5% CI was 2.73 (cf. inferiority margin delta = 3.0), confirming that the ACC-iTBS protocol is non-inferior to the standard of care. High remission and response rates were found in both groups after 6 weeks (78-88%), with no significant differences between the groups. When assessed over a weekly basis, the remission rates in the HDRS and MADRS were comparable. Significant decreases from baseline and high remission/response rates were also found with CGI-S and HARS in both groups with no significant differences. Sub-group analysis of the effect of the number of antidepressant medications in the current episode (1-2 vs. ≥3) was performed. HDRS-21 scores improved significantly on all sub-groups with no significant dependence on the number of medications (p=0.2883).

(c)	Safety Results

No serious adverse events were reported by any of the subjects in either treatment group during this study. Reported adverse events were commonly seen with TMS. Headaches occurred in 21 (41.18%) subjects in the ACC-iTBS group and 8 (15.09%) subjects in the SOC-HF group (χ² = 6.89, p = .009). None of the headaches reported were classified as severe. Application site discomfort occurred in 1 (1.96%) subject in the ACC-iTBS group and in 1 (1.89%) subject in the SOC-HF group. Application site pain occurred in 4 (7.84%) subjects in the ACC-iTBS group and in no subjects in the SOC-HF group. None of the incidents were reported as severe. No migraines were reported in the ACC-iTBS group and 2 (3.77%) subjects reported migraines in the SOC-HF group with one of the migraines being classified as severe. Anxiety was reported in 3 (5.88%) subjects in the ACC-iTBS and insomnia was reported in 2 (3.92%) of the subjects in the ACC-iTBS group. None of these were classified as severe. Only one patient (in the ACC-iTBS group) withdrew consent due to an adverse event (jaw pain).

Longer-Term Remission and Response

A follow-up study assessed the durability of the clinical effect in both groups during 12 months. The study is expected to conclude on March 2026.

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

OCD can severely disrupt an individual’s daily functioning, and many individuals suffering from OCD have a lower quality of life and significantly more mental distress compared to unaffected individuals. A survey of OCD patients found that 73% of patients have weakened family relationships, 62% have weakened friendships, and 40% are chronically underemployed or unemployed. Patients with both OCD and MDD, a frequent combination of disorders, experience the most severely impacted quality- of-life. Additionally, individuals with OCD may feel embarrassment or shame regarding their obsessions and compulsions, contributing to the low treatment-seeking rate of approximately 36%.

Market Information

Despite variances in estimates of the incidence of the disorder, we believe that a majority of research reports that 2% of the global population suffers from OCD sometime during their lifetime. According to the National Institute of Mental Health, approximately 1.2% of the adult population in the United States suffers from OCD over their lifetime. Based on these data, we estimate that approximately 3.24 million adults in the United States suffer from OCD annually, and approximately half (i.e., 1.62 million) are treatment resistant. Of the total OCD population, 50.6% of cases are characterized as having severe impairment. Another 34.8% of adults with OCD had moderate impairment, and 14.6% had mild impairment. The average age of onset is 19 years old.

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

Treatment Options for OCD

OCD is generally considered to be one of the most difficult psychiatric diseases to treat. The wide variability in the expression of the disease and the frequent co- morbidity (simultaneous presence) with MDD and other anxiety disorders has complicated the development of an effective, targeted treatment for OCD. The accepted treatment for OCD is medicinal treatment, psychotherapy or a combination of both. However, up to 40% of patients do not respond to these treatments sufficiently.

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

Deep TMS for OCD - Our Clinical Trials

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

Figure 5. OCD Durability and Reduction in Unproductivity

Deep TMS for Smoking Addiction

Disease Overview

Smoking is one of the leading causes of death in developed countries. The addiction to nicotine, similar to the addiction to drugs and alcohol, activates the limbic system and causes uncontrollable desire to smoke. According to the World Health Organization (WHO), 1.2 billion people globally use tobacco, primarily cigarette smoking (as of 2024). Globally, more than 8 million people die from smoking each year: 7 million from direct use and 1.6 million from second-hand smoke. Approximately 39.4 million U.S. adults smoke combustible tobacco products, including 31.3 million who smoke cigarettes, and 480,000 die from smoking each year. Repeated nicotine use leads to tobacco use disorder (TUD), characterized by craving and withdrawal, compulsive use despite negative consequences, repeated relapses, and is associated with multiple health problems and failed attempts to cease. Smoking causes about 80-90% of all lung cancer deaths.

Market Information

The global nicotine replacement therapy (NRT) market was estimated at $3.07 billion in 2025 and is anticipated to grow to $4.72 billion by 2034 as a result of the increasing incidence of chronic, smoking-related diseases (https://www.fortunebusinessinsights.com/nicotine-replacement-therapy-nrt-market-103362). Chantix (Varenicline), the leading smoking cessation pharmaceutical from Pfizer, had sales of $1.1 billion worldwide in 2019, $899 million from the United States. Considering the U.S. market, there are 34 million cigarette smokers. Each year, 55% attempt to quit smoking (81% of which are motivated to quit). Only 29% of adult smokers that attempt to quit report using medication (e.g. NRT, Varenicline, Buproprion), and less than 10% of smokers quit within a given year with varied long-term success.

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

Figure 7. Number of Cigarettes Smoked for Deep TMS and Sham Treatment Groups

Customers

For the year ended December 31, 2025, a significant portion of our revenues were derived from contracts with a single large enterprise account in the United States. Transactions with this customer were made pursuant to specifically agreed-upon and negotiated contract terms, conditions, and pricing for each order of systems and/or services.

Sales and Marketing

United States

The United States is our primary and most strategic market, representing approximately 85%, 81% and 75% of our revenues for the years ended December 31, 2025, 2024 and 2023, respectively. We operate in the United States through our wholly owned subsidiary, BrainsWay USA Inc., as a direct marketing and sales channel, engaging in the marketing, sales, support, and logistics independently in the United States. As of December 31, 2025, we had 49 U.S. employees, including 46 sales, marketing and service/operations employees, 1 general and administrative employee, and 2 medical affairs employees.

In the United States, we sell or lease Deep TMS systems by one of the following two methods: (i) a fixed-fee lease model in which the Deep TMS system is leased to a customer for a fixed annual fee, generally with a term of between 48 to 60 months, for unlimited use; and (ii) a sales or purchase model in which the Deep TMS system is sold to the customer for a fixed purchase price, sales or purchase model. We also utilize and/or are planning to utilize other commercial models, including those based on a pay per use model, with certain customers in certain territories. Additional potential revenues may be derived from extended warranty fees paid for the system for service coverage beyond the standard included warranty period, and from variable or usage fees based on the number of treatments performed with the system. We are also able to leverage our platform technology, which includes the ability to treat multiple indications using different H-Coil helmets, to facilitate transactions utilizing combined pricing models often involving a single system with one or more add-on helmets. These flexible offerings are designed to facilitate market penetration by addressing the differing clinical needs and risk tolerance among our customer base.

As of December 31, 2025, approximately 39% of our global Deep TMS systems installed base for MDD utilized the fixed-fee lease model, and approximately 61% utilized the sales model. We generally commercialize Deep TMS for OCD utilizing a leasing or purchase model, and often as part of a combined offering with our MDD system.

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

In recent years, we have increased our marketing efforts directed at large clinic networks or chains and enterprise accounts and on multi-unit sales. As these transactions account for an increasing portion of our installed-base and commercial pipeline, there is a correlating increased financial risk imposed by our reliance on these deals, particularly in the event of customer default or delays in payment. See the sections titled “—Customers” above and “Risk Factors – A significant portion of our revenues have been derived from a single customer. Material or significant loss of business from this customer could have an adverse effect on our business, financial condition and operating results.”

Outside of the United States

Approximately 15%, 19% and 25% of our revenues for the fiscal years ended December 31, 2025, 2024 and 2023, respectively, were generated outside of the United States. A significant part of our sales outside the United States are made indirectly with local distributors and agents. Most of our sales outside the United States are made via the purchase model, although we lease some of our Deep TMS systems as well, and in Israel we have several sites which have engaged with us under a pay-per-use model, which also entails the provision of certain treatment administration, patient scheduling and other related services performed by operators who are contracted by the Company. Our primary focus is on selling to hospitals, medical centers and clinics dealing with the treatment of psychiatric neurological and addiction illnesses and disorders.

Our non-U.S. sales are managed both by our internal team in Israel and by local agents in various countries. In Israel, we do not use a distributor and our sales team distributes directly to our customers. We have exclusive distribution agreements in various territories, including, notably, in Canada, Japan, South Korea, Thailand, Taiwan, the Philippines, Italy, Spain, France, Germany, Singapore, Belgium, Greece and India, and are seeking new distribution partners for other strategic markets. Under our distribution agreements, the distributor typically receives an exclusive right to commercialize our Deep TMS system in the relevant territory. The exclusivity is contingent upon fulfillment of certain quotas, or pre-defined minimum orders of a number of systems per period. We have the right to cancel the exclusivity of the distributor if the distributor fails to fulfill the set targets. The distributor is required to pay us for each Deep TMS system installed in the territory.

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

Our Clinical Pipeline

Set forth below is a table presenting the status of our currently planned clinical pipeline:

Indication
Pre-Study/Feasibility/Data Collection
Randomized Controlled Trials
FDA Submission
Commercial Phase
Depression/Anxious Depression
OCD
Smoking Addiction
Accelerated Depression
Alcohol Addiction
PTSD (Comorbid with MDD)
Neurological Disorders

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

Following the positive feasibility data on AUD, the Company launched a multicenter, randomized, placebo controlled study on AUD subjects in 2026, investigating the safety and efficacy of a new AUD protocol administered on its next generation “Rotational Field” Deep TMS (or “Deep TMS 360°™”) system which is under development.

We have conducted clinical trials evaluating Deep TMS for a variety of neurological and psychiatric conditions and believe further investigation could pave the way for marketing authorizations in new indications in the United States and expand the potential for treatment to a wider range of patients. Recent areas of focus include post- stroke rehabilitation and OCD treatment using an accelerated protocol, which we are currently exploring via feasibility studies, also utilizing our next generation Deep TMS 360° system. Factors that contribute to how we prioritize the pursuit of certain clinical studies include, but are not limited to, the strength of our feasibility clinical data, market potential, required budget, and ease of conduct of the trial. However, there is no guarantee that we will ultimately be successful in obtaining marketing clearance for the indications prioritized for further study or any other new indications.

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

Competitors that sell other forms of TMS therapy for MDD include Neuronetics, MagVenture, Magstim, Neurocare (MAG & More), Cloud TMS, Nexstim, Yingchi Medical, Sebers, Magnus Medical, NeuroQuore, Ampa, and BTL that compete directly with us. Their systems are typically based on traditional TMS utilizing a figure-8 coil and are generally FDA-cleared for MDD. MagVenture and Neuronetics have also received FDA clearance for OCD, although these competitors did not conduct randomized, controlled studies as a predicate to receiving such clearance. By contrast, our unique Deep TMS H-Coils are designed to address a number of different brain disorders. Several competitors have obtained 510(k) clearance for their TMS device for an OCD indication, using our de novo classification as a predicate device in their submission, and others may follow suit. We remain the only company to have proven clinical efficacy for this indication based on a randomized, double-blind, placebo- controlled, multicenter trial, while other competitors that have since obtained FDA clearance for this indication, have done so in part relying on our clinical data. BrainsWay remains the only company currently with marketing authorizations for MDD, OCD, and the treatment of smoking addiction.

Another competitive issue we have faced within the TMS field arises from increasing interest in “accelerated” dosing schedules which involve multiple sessions each day to allow for quicker overall treatment time. We accumulated our own data for years demonstrating the potential efficacy of various accelerated Deep TMS protocols for many years. For example, scientific personnel within our Company have been involved in research on accelerated protocols. More recently, following an October 2023 peer-reviewed publication in the Psychiatry Research Journal. In June 2024, we launched a prospective, randomized, controlled, multicenter clinical trial on accelerated Deep TMS for depression. After our announcement in June 2025 that the results of the trial demonstrated that the accelerated Deep TMS protocol resulted in outcomes that were comparable to the standard once-daily TMS protocol, the FDA cleared the protocol in September 2025. For more information concerning the clinical study see “Deep TMS for MDD” above.

We also face competition from pharmaceutical and other companies that develop competitive products, such as antidepressant medications (including but not limited to a nasal spray utilizing the drug esketamine approved by the FDA for use in conjunction with an oral antidepressant), with certain competitive advantages such as widespread market acceptance, ease of patient use and well-established reimbursement. We also face competition from TMS competitors touting accelerated protocols, including Ampa and Magnus Medical. The latter markets its SAINT™ neuromodulation protocol, which involves 50 sessions of TMS over a 5-day period with the assistance of functional MRI targeting , which was FDA-cleared for the treatment of MDD in 2024. In addition, we may face competition from ketamine, which is used as an anesthetic to treat a variety of brain disorders. Currently in clinical trials, there are a number of psychedelics including lysergic acid diethyamide (LSD), psilosybin, DMT, and methylendioxymethamphetatmine (MDMA) showing early promise in the treatment of mental health conditions like depression and PTSD. Our commercial opportunity could be reduced or eliminated if these competitors develop and commercialize antidepressant medications or other treatments that are safer, more effective or more convenient than Deep TMS. At any time, these and other potential market entrants may develop treatment alternatives that may render our products uncompetitive or less competitive. In addition, we could face competition by AUVELITY (dextromethorphan HBr -bupropion HCl) extended-release tablets for the treatment of MDD in adults, which are the first and only oral N-methyl D-aspartate (NMDA) receptor antagonist approved for the treatment of MDD. Notwithstanding our strategic investment in Neurolief, the developer of a wearable neuromodulation device that can be used to treat treatment resistant depression patients at home, additional potential competition could be posed by other at-home neurostimulation devices such as the FDA-approved device manufactured by Flow Neuroscience.

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

Intellectual Property

See “Item 5. Operating and Financial Review and Prospects - C. Research and Development, Patents and Licenses.”

Government Grants

As of December 31, 2025, we have received grants from the IIA in an aggregate amount of approximately $13.4 million. We are currently required to pay 3% royalties of sales of our Deep TMS products, which payment obligations do not currently exceed the amount of the grant received (in U.S. dollars), plus interest at an annual rate equal to the 12-month SOFR rate plus 0.71513%. As of December 31, 2025, we have paid royalties to the IIA in an aggregate amount of approximately $7.6 million (including amounts in respect of accrued interest), with remaining outstanding royalties of up to $8.8 million.

In addition, we received from MAGNET approvals for grants in an aggregate amount of NIS 8.2 million (approximately $2.6 million based on the NIS to USD exchange rate as of December 31, 2025). There is no requirement to repay the grants or pay royalties thereon.

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

We rely on suppliers for most of the components used in manufacturing Deep TMS, including the stimulator, computer controlling the stimulator, the helmet, the arm of the helmet, and various other components. We manage our arrangements with our third-party manufacturers and suppliers to adjust delivery schedules and quantities of components to match our changing manufacturing requirements. We forecast our component needs based on historical trends, current utilization patterns, and sales forecasts of future demand. We establish our relationships with our third-party manufacturers and suppliers through supplier contracts and purchase orders. In most cases, these supplier relationships may be terminated by either party upon short notice. The prices that we pay for sourced components vary depending on various factors, including the cost of the raw materials required for those components, our required delivery times, and shipping costs.

In order to mitigate the risks related to a single-source of supply, we qualify alternative suppliers when possible, maximize the use of commercial, off-the-shelf components and materials, minimize specialized or proprietary manufacturing processes, and develop contingency plans for responding to disruptions, including maintaining adequate inventory of any critical components. For further discussion of the risks related to our supply chain, see “Risk Factors – Our operations could be affected in the event of further geopolitical instability, war, supply chain disruptions, unfavorable market or political conditions, global pandemics or other outbreaks or other negative global trends or disruptions”. To date, the supply of finished products to our customers and clinicians has not been materially adversely affected as a result of component supply issues.

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

In recent years, United HealthCare has updated their Medicare Advantage policy in states covered by National Government Services Medicare to allow non-physician practitioners, like nurse practitioners, to order and administer TMS Therapy to their patients with MDD in states where they have scope of practice to do so. Similarly, Aetna nationwide commercial plans (with 26.7 million covered lives), have allowed TMS treatment to be ordered and administered by behavioral health nurse practitioners for patients with MDD, and has removed the previously required four-month psychotherapy trial before a patient becomes eligible to receive an initial course of treatment with TMS. BlueCross BlueShield of Michigan (with 5.1 million covered lives) and BlueCross BlueShield of Louisiana (with 1.9 million covered lives) have also issued healthcare policies updates reducing the number of failed medication trails from four down to two prior to TMS treatment eligibility.

Regarding reimbursement coverage for Deep TMS for the treatment of OCD, there are over 86 million covered lives eligible for coverage as of March 2026. Positive coverage decisions for Deep TMS for OCD have been issued by Centene Corporation (with 28 million covered lives), Health Care Service Corporation (HCSC) (with 23 million covered lives), Cigna Corporation (with 19.8 million covered lives), Highmark (with 7.1 million covered lives), BlueCross BlueShield of Michigan (with 5.1 million covered lives), Premera (with 2.8 million covered lives) and LifeWise (with 1.5 million covered lives). Additionally, one of the seven Medicare Administrative Contractors (MACs) in the US, Palmetto GBA, published a final Local Coverage Determination (LCD) in 2022 extending coverage applicable to Deep TMS for OCD. While the criteria for this emerging Deep TMS for OCD coverage varies with each payor, generally, coverage requires the failure of between two and four medication trials before qualifying for reimbursement. Our strategy is to look for ways to facilitate increased coverage for OCD treatment by more payors, including both commercial and governmental. In addition, there is currently an out-of-pocket market for our Deep TMS systems for OCD. Deep TMS for smoking addiction is not currently eligible for reimbursement. We plan to seek to obtain coverage as we progress in our commercialization for this indication. In October 2023 the Clinical TMS Society, an influential peer group, published the first coverage recommendations for smoking addiction, which we have highlighted as part of our efforts to educate payors.

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

Physician reimbursement under Medicare generally is based on a defined fee schedule, or the Physician Fee Schedule, through which payment amounts are determined by the relative values of the service rendered in a physician office setting or by a physician in a facility setting. Medicare coverage for TMS also has specific patient history requirements. Medicare coverage for Deep TMS generally requires one to two failed (inadequate response or intolerable) trials of psychopharmacologic agents (such as antidepressant medications).

In the United States, there is no uniform policy of coverage and reimbursement among private third-party payors. Reimbursement rates from private payors vary depending on the procedure performed, the commercial payor, contract terms, and other factors. Private third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies, but also have their own methods and approval process apart from Medicare coverage and reimbursement determinations. Private insurance coverage for Deep TMS has traditionally required three to four failures of antidepressant medications. However, many payors have now reduced the number of prior failed medication trials needed to qualify for Deep TMS for MDD. Specifically, 250 million covered lives in the U.S. with commercial coverage now qualify for Deep TMS for MDD after two to three failed medication trials, and all Medicare Administrative Contractors (MACs) have issued Local Coverage Determinations (LCDs) qualifying approximately 68 million lives in the U.S. for Medicare reimbursement after just one to two failed medication trials.

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

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification or premarket approval, or PMA. Under the FDCA, medical devices are classified into one of three classes - Class I, Class II or Class III - depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and efficacy. Class I includes devices with the lowest risk to the patient and are those for which safety and efficacy can be assured by adherence to the FDA’s general controls for medical devices, which include compliance with the applicable portions of the QSR facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s general controls, and special controls as deemed necessary by the FDA to ensure the safety and efficacy of the device. These special controls can include performance standards, post-market surveillance, patient registries, special labeling requirements, premarket data requirements and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life-supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA.

Our Deep TMS system is classified as a Class II medical device. For MDD, smoking addiction, and subsequently granted applications relating to MDD (including a 3- minute Theta Burst protocol, a labeling expansion to include reduction of comorbid anxiety symptoms among depressed patients and an expansion of the labeling for late- life MDD), we obtained FDA marketing authorization through the 510(k) clearance process. For OCD, we obtained FDA marketing authorization through the de novo classification process. Subsequent changes made to our Deep TMS system will be made through one or more of the various existing FDA review pathways.

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

We have used the 510(k) clearance process to obtain authorization from the FDA for changes to our marketed Deep TMS system, including applications extending our clearances to our proprietary stimulator, and expansions to our MDD indication which now allow us to market a shorter 3 minute depression protocol as well the ability to market our MDD therapy for the reduction of comorbid anxiety symptoms among depressed patients, and we received an extension for the FDA clearance of our H7 Coil for treatment of MDD (including anxious depression). In June 2024, the FDA granted us an expanded indication for our Deep TMS system allowing for the treatment of patients with MDD ages 22 to 86, changing the previous upper age limit of 68. This expanded clearance made our Deep TMS the first and only form of TMS indicated for the treatment of patients over the age of 68 suffering from MDD, including those with comorbid anxiety symptoms. In September 2025, the FDA cleared an expansion of our cleared treatment protocols for our Deep TMS systems to include an accelerated protocol for the treatment of patients with MDD, including those with comorbid anxiety symptoms. In November 2025, the FDA granted us an expanded indication for our Deep TMS system allowing for the treatment of adolescent patients (ages 15-21) with depression as an adjunct therapy. This represented our 12th FDA clearance and made our Deep TMS the first and only form of TMS indicated for the treatment of patients between the ages of 15 to 86 suffering from MDD, including those with comorbid anxiety symptoms.

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

U.S. and Foreign Healthcare Laws and Compliance Requirements

Healthcare providers, physicians, and third-party payors play a primary role in the recommendation, prescription, and payment for medical treatments. A medical device manufacturer’s arrangements with third-party payors, providers, and patients may expose it to broadly applicable fraud and abuse and other healthcare laws and regulations that may affect its business or the financial arrangements and relationships through which it markets, sells and distributes its products. Even if a medical device manufacturer does not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal, and state healthcare laws and regulations are applicable to its business. In addition, portions of our business may be subject to the Health Insurance Portability and Accountability Act of 1996 (HIPAA). To the extent we provide any covered entity customers with services that involve the use or disclosure of protected health information (PHI) we may be required to enter into business associate agreements. Business associates are also directly liable for compliance with HIPAA. The laws that may affect a medical device manufacturer’s ability to operate include, but are not limited to:

●	the federal healthcare Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or providing remuneration (broadly interpreted to include anything of value), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order, or arrange for or recommend a good or service for which payment may be made, in whole or in part, under a federal healthcare program, such as Medicare and Medicaid. The government can establish a violation of the Anti-Kickback Statute without proving that a person or entity had actual knowledge of the law or a specific intent to violate. Moreover, the government may assert that a claim for reimbursement that includes items resulting from a violation of the federal healthcare Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Although there are a number of statutory exceptions and regulatory safe harbors to the federal healthcare Anti- Kickback Statute protecting certain common business arrangements and activities from prosecution or regulatory sanctions, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration to those who prescribe, purchase, or recommend medical device products, including discounts, or engaging individuals as speakers, consultants, or advisors, may be subject to scrutiny if they do not fit squarely within an exception or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability. Moreover, there are no safe harbors for many common practices, such as reimbursement support programs, educational or research grants, or charitable donations;

●	the federal civil False Claims Act (FCA), which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment of federal government funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. Private individuals, commonly known as “whistleblowers,” can bring FCA qui tam actions, on behalf of the government and themselves, and may share in amounts paid by the entity to the government in recovery or settlement. False Claims Act liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of $14,308 to $28,619 per false or fraudulent claim or statement. Many pharmaceutical and medical device manufacturers have been investigated and have reached substantial settlements under the FCA in connection with alleged off label promotion of their products and allegedly providing free products to customers with the expectation that the customers would bill federal healthcare programs for the product. In addition, a claim including items or services resulting from a violation of the federal healthcare Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. Moreover, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. There are also criminal penalties, including imprisonment and criminal fines, for making or presenting false, fictitious or fraudulent claims to the federal government;

●	the federal Physician Self-Referral Law, commonly known as the Stark Law, which prohibits physicians from referring Medicare and Medicaid patients to healthcare entities in which they or any of their immediate family members have ownership interests or other financial arrangements, if these entities provide certain designated health services reimbursable by Medicare or Medicaid, unless an exception applies. The Stark Law also prohibits entities that provide designated health services reimbursable by Medicare and Medicaid from billing the Medicare and Medicaid programs for any items or services that result from a prohibited referral and requires the entities to refund amounts received for items or services provided pursuant to the prohibited referral on a timely basis. Sanctions for violating the Stark Law include denial of payment, civil monetary penalties and exclusion from the federal healthcare programs. Failure to refund amounts received as a result of a prohibited referral on a timely basis may constitute a false or fraudulent claim and may result in civil penalties and additional penalties under the federal False Claims Act;

●	the federal Anti-Inducement Law (also known as the Civil Monetary Penalties Law), which prohibits a person from offering or transferring remuneration to a Medicare or State healthcare program beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of any item or service for which payment may be made, in whole or in part, by Medicare or a State healthcare program;

●	HIPAA, which prohibits and imposes criminal liability for, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal healthcare Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), and their implementing regulations, which imposes privacy, security, transmission, and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, including health plans, healthcare clearinghouses, and certain healthcare providers and their respective business associates that perform services on their behalf that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

●	the federal Physician Payments Sunshine Act, created under the PPACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program (with certain exceptions) to report annually to the United States Department of Health and Human Services information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers were also required to report information regarding payments and transfers of value provided to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives; and

●	foreign and state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by any non-governmental third-party payors, including private insurers; state laws that require device manufacturers to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; and other federal and state laws that govern the privacy and security of health information or personally identifiable information in certain circumstances, including state health information privacy and data breach notification laws which govern the collection, use, disclosure, and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus requiring additional compliance efforts and data privacy and security laws and regulations in foreign jurisdictions that may be more stringent than those in the United States (such as the European Union, which adopted the General Data Protection Regulation, which became effective in May 2018).

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

Some of the provisions of the PPACA have yet to be implemented, and there have been judicial and Congressional challenges to modify, limit, or repeal certain aspects of the PPACA since its enactment and it has continued to evolve. During his first term as president, President Trump supported the repeal of all or portions of the PPACA, and in January 2017, he signed Executive Orders designed to delay the implementation of certain provisions of the PPACA or otherwise circumvent some of the requirements for health insurance mandated by the PPACA to the maximum extent permitted by law. Due to such efforts, certain elements of the PPACA have been invalidated or suspended, which has, in turn, led to additional challenges against the law as a whole. For example, the Tax Cuts and Jobs Act of 2017 included a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. As a result, there is significant uncertainty regarding future healthcare reform and its impact on our operations. In December 2018, a district court in Texas held that the individual mandate is unconstitutional and that the rest of the PPACA is, therefore, invalid. On appeal, the Fifth Circuit Court of Appeals affirmed the holding on the individual mandate but remanded the case back to the lower court to reassess whether and how such holding affects the validity of the rest of the PPACA. The Fifth Circuit’s decision on the individual mandate was appealed to the U.S. Supreme Court. On June 17, 2021, the Supreme Court held that the plaintiffs (comprised of the state of Texas, as well as numerous other states and certain individuals) did not have standing to challenge the constitutionality of the PPACA’s individual mandate and, accordingly, vacated the Fifth Circuit’s decision and instructed the district court to dismiss the case. As a result, the PPACA will remain in-effect in its current form for the foreseeable future; however, we cannot predict what additional challenges may arise in the future, the outcome thereof, or the impact any such actions may have on our business, and there is even greater uncertainty given President Trump’s second term.

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

We also have received European Conformity (CE) marking in the European Economic Area (EEA) and in Israel for MDD, OCD, and smoking addiction, and 9 other indications in psychiatry, addiction treatment, and neurology. Additional regulatory approvals have also been obtained for Deep TMS in various other existing and potential territories, including, for example, in Canada and India. Sales and marketing of medical devices outside of the United States are subject to foreign regulatory requirements that vary widely from country to country. The time required to obtain appropriate marketing authorizations from other foreign authorities may be longer or shorter than that required for FDA approval. Whether or not we have obtained FDA approval, our Deep TMS systems may be subject to different regulatory requirements in other jurisdictions. The foreign regulatory approval process includes all the risks associated with FDA regulation, as well as country-specific risks and regulations.

Employees

Our employees include professionals with extensive experience in medical device development and applications, neurology and psychopathology, pre-clinical experimentation, clinical development, and business development. As of December 31, 2025, we had 129 employees, of which 49 were based in the United States and 80 were based outside of the United States (in Israel). Our U.S. employee base includes 46 employees in sales, marketing, and service/operations, 2 employees in medical affairs, and 1 general and administrative employee. Our Israeli employee base includes 36 employees in clinical trials, research and development, production, quality control, and service/operations, 7 employees in sales and marketing, and 37 general, administrative and operations employees.

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

Legal Proceedings

We are named as a co-defendant in a lawsuit by a patient alleging hearing loss following his enrollment in one of our clinical studies and we are defending this matter. There are also various employment-related claims (brought by former employees) and collection matters (stemming from debt accrued by certain of our customers, including larger national/enterprise customers and/or customers with multi-system orders).

The Neurolief Transaction

In August 2025, we entered into a set of agreements with Neurolief, an Israeli private company developing a neuromodulation system, and its stakeholders, aiming to expand our total addressable market. This transaction marks our entrance into the market for mental health therapies that can be administered outside of a clinic, including at home.

Neurolief is a pioneering neuromodulation company dedicated to developing innovative solutions for mental health and neurological disorders. Neurolief’s breakthrough Proliv™Rx device is the world’s first wearable, non-invasive, multi-channel brain neuromodulation platform that is designed for use at home. Neurolief's Relivion®MG therapy is currently approved in the U.S., Europe and Japan for the treatment of migraine, and it is awaiting Premarket Approval from the U.S. FDA for its ProlivTMRx therapy addressing MDD in treatment resistant patients.

Neurolief Investment Agreement and Call Option

In August 2025, we entered into a multi-phased investment and potential acquisition agreement with Neurolief, consisting of an Investment Agreement providing for up to $16 million in funding across three installments and a Call Option Agreement granting us the right to acquire all of Neurolief's outstanding equity interests (in addition to the equity interests then held by us). The initial investment consisted of a $5 million convertible loan bearing interest at the minimal Israeli tax rate, with a three-year maturity and one-year grace period, which converts in certain scenarios into Series S-1 Preferred Shares representing approximately 13% of Neurolief’s fully diluted share capital at a $30 million pre-money valuation. An additional amount of $6 million (the “second closing”) was invested in March 2026 after Neurolief achieved an FDA-related milestone defined in the agreement (i.e., receipt of FDA approval of Neurolief's Proliv Rx neurostimulation system for depression as an adjunctive treatment which may be administered at home for treatment-resistant depression patients), in the form of a loan which is convertible into Series S-2 Preferred Shares at a $45 million pre-money valuation. The third and final potential investment of up to $5 million in Series S-3 Preferred Shares is milestone-based, requiring Neurolief to achieve $10 million in trailing 12-month revenues based on US GAAP reviewed financials, at a $55 million pre-money valuation on a fully diluted basis.

We also received governance rights from the initial closing through a Special Share that grants board representation and veto rights over key corporate decisions, including M&A transactions, capital structure changes, and material business decisions, and received the right to appoint one director initially and two directors following the second closing.

In connection with the investment, we were granted a call option to acquire all outstanding equity interests in Neurolief, or the Neurolief Call Option, with a structured exercise timeline consisting of three distinct periods: (i) an initial exercise period from closing until 12 months after the second closing, (ii) a 24-month non-exercise period during which the Neurolief Call Option is suspended, and (iii) a final 6-month exercise window following the expiration of the non-exercise period. The exercise price is calculated based on Neurolief's equity value derived from the greater of specified minimum enterprise value thresholds ($65 million during the initial period, increasing to $90 million during the final period) or 4.5 times trailing six-month annualized revenues, adjusted for debt and cash, minus the pro rata portion based on our ownership percentage.

In certain limited circumstances (e.g. upon exercise of the Neurolief Call Option, exit, etc.) we also agreed to cover up to $1 million of Neurolief’s payout to employees (in lieu of options previously granted which are out of the money and will not be exercised).

There can be no assurance as to, and we cannot currently estimate, whether and when Neurolief will reach the milestone for the third potential investment and whether and when we will decide to exercise the call option.

FDA Approval of Neurolief’s Proliv™Rx Neuromodulation System for MDD

In January 2026, the FDA granted a premarket approval (PMA) to Neurolief’s Proliv™Rx Neuromodulation System as an adjunctive treatment for adult patients suffering from MDD who have failed to achieve satisfactory improvement from at least one previous antidepressant medication, for use at home or in the clinic. As a result of this FDA approval, Neurolief’s Proliv™Rx Neuromodulation System became the first and only FDA approved at-home neuromodulation device with Class III Premarket Approval labeling for MDD patients who failed one or more prior antidepressants.

MSOs Holdings and Transactions

During 2025, we entered into several strategic transactions involving minority investments in Management Service Organizations (MSOs), which provide services to clinical providers of Deep TMS and other mental health therapies. These investments are part of our ongoing strategy to help raise awareness for and expand access to transformative care.

Stella MSO, LLC

Stella MSO, LLC, or Stella, is a management services organization servicing more than 20 mental health clinics across the U.S. and Israel that have treated over 30,000 patients to date.

On June 5, 2025, we consummated the acquisition of Class E Preferred Units (preferred, 8% annual compounding units) of Stella representing approximately 4.7% of the issued and outstanding equity of Stella, for an aggregate investment of $5 million. Under the terms of the Stella subscription agreement, after November 29, 2029, we can request Stella to buy back our units in consideration for the unpaid preference amount. Stella is a manager-managed LLC and in addition to the manager has an advisory board. We have the right to appoint one member of Stella’s advisory board as long as we hold more than 2% of Stella’s issued and outstanding equity. The agreements governing our holdings in Stella also include certain minority rights granted to us, including the right to participate in certain future sales of units by other members.

Axis Integrated Mineral Health

Axis Management Company, Inc., or Axis, is a management services organization servicing several mental health clinics in Colorado.

On August 21, 2025, we consummated the acquisition of Series A Convertible Preferred Stock (annually compounding) of Axis representing approximately 29.5% of the issued and outstanding equity of Axis, for an aggregate investment of $2.3 million. Under the terms of the Axis stock purchase agreement include an additional potential $1 million milestone-based investment. The Axis agreement also provides us a three-month put option commencing four years from consummation of the transaction at a price based on the higher of an EBITDA multiple (five times EBIDTA for the preceding 12 months) or the purchase price plus a 25% annual compounded return and provides Axis and its stockholders a three-month call option commencing three years from the consummation of the transaction for the put option price. We are entitled to appoint a third of Axis’ board members and were granted certain customary minority veto rights and a liquidation preference. On March 19, 2026, following the achievement of a predefined revenue performance milestone under the strategic equity financing agreement, we invested an additional $1.0 million in Axis, in the form of preferred, annually compounding securities.

Tangient ATX Inc. (Heading Health)

Tangient ATX Inc., or Tangient, is a management services organization servicing the rapidly growing “Heading Health” mental health clinic network with multiple sites throughout Texas.

On October 30, 2025, we consummated the acquisition of Series A-4 Preferred Stock (preferred, annually compounding) of Tangient, representing approximately 10% of the issued and outstanding equity of Tangient, for an investment of $1.5 million. The Tangient stock purchase agreement includes undertakings to invest up to an additional $2.5 million via three equal milestone-based investments if, during the one-year period following closing, (i) sites 5 and 6 each independently achieved 400 visits per month for any two calendar months, (ii) each of sites 7, 8 and 9 achieved 150 visits per month for any two calendar months, and (iii) Tangient opened six additional clinics identified as sites 10 through 15 and such clinics collectively achieved at least 250 visits from their respective opening dates, in each case subject to the terms of the agreement. The Tangient agreement also provides us a limited-time put option at each closing anniversary commencing four years from consummation of the transaction at a price equal to the amount invested plus an 8% annual compounded interest and provides Tangient a limited-time call option at each closing anniversary commencing three years from the consummation of the transaction for the put option price. We are entitled to appoint a third of Tangient’s board as long as we hold a certain minimum number or percentage of stock and were granted certain customary minority veto rights, dividend preference and liquidation preference.

BrainStim Health Inc.

BrainStim is a provider based in British Columbia servicing a growing number of mental health clinics in Canada.

On February 19, 2026, we entered into a strategic equity financing agreement with BrainStim, under which we will invest $1.0 million initially, with potential for an additional $1.5 million via two milestone-based investments, for a minority position in BrainStim in the form of a preferred, annually compounding security. The BrainStim agreement also provides for one-year put and call options commencing three years from consummation of the transaction at a price based on a minimum return on the investment. We are entitled to appoint an observer to BrainStim’s board members as long as we hold a certain minimum number or percentage of stock and were granted certain customary minority veto rights, dividend preference and liquidation preference.

MSOs - Regulatory Requirements

MSO arrangements with physician-owned or clinician-owned professional entities are subject to regulatory scrutiny and may be challenged by regulators, private litigants or payors. If any MSO structure or related contractual arrangements are determined to be non-compliant with applicable law or regulatory guidance, the MSO or affiliated clinics could be subject to civil or criminal penalties, repayment obligations, exclusion from government healthcare programs, required restructuring of operations, or termination of key commercial relationships, which could adversely affect the value of our investment.

At the state level, the ability of MSOs to conduct business and the structure of their operations depends on each state’s laws, regulations, and policies governing, among other issues, the corporate practice of medicine (CPOM), fee-splitting, and the assumption of financial risk. In several states, laws and regulations, guidance from professional licensing boards or state attorneys general and judicial doctrines prohibit corporations and other entities not owned by physicians or other permitted health professionals from practicing medicine and other professions. These laws and doctrines have been interpreted in some states to prohibit entities not owned by permitted professionals from employing physicians and other professionals and to prohibit such entities from undertaking activities that could be seen as exercising control over healthcare provider professional judgment. Some states also have adopted restrictions on direct or indirect payments to, or entering into fee-splitting arrangements with, physicians and unlicensed persons or business entities. These restrictions vary by state and are often vague and subject to interpretation by state medical boards, state attorneys general and other regulatory authorities. These laws may also be interpreted by courts in a manner inconsistent with our interpretations. Possible sanctions for violations of these restrictions include loss of a physician’s license and civil and criminal penalties. In addition, agreements between the MSOs and clinics or physicians may be considered void and unenforceable, adversely affecting the fees due to the MSOs, and requiring a restructuring of the MSOs’ relationship with the clinics.

C.	Organizational Structure

Our four subsidiaries, all of which wholly-owned, are: BrainsWay, Inc., incorporated in Delaware on March 31, 2003; Brain Research and Development Services Ltd., incorporated in Israel on August 13, 2003; BrainsWay USA Inc., incorporated in Delaware on November 24, 2014 and Tikva LLC, incorporated in Delaware on February 24, 2025.

D.	Property, Plants and Equipment

We have leased offices in Jerusalem, Israel, since November 2007. In 2024, we moved to a new building (across the street from our previous location) owned by an affiliate of our previous landlord and which was built according to our custom specifications. Our new headquarters consist of approximately 1,730 square meters, including administrative offices, research operations, central laboratory, and a warehouse. The initial lease term of the new space is 5 years beginning July 14, 2024, with an automatic extension period of another 5 years unless terminated prior thereto. Under the terms of the agreement, lease payments and management fees are pre-set according to an escalating price structure per year of the term, such that in the first year of the lease, the fees, including management fees, amounted to approximately $48,730 plus value added tax, or VAT, per month, in the aggregate, and are paid in NIS and are linked to the Israeli consumer price index. By the fifth year of the lease term, these fees will amount to approximately $58,280 plus VAT per month, in the aggregate before applying the changes in the NIS-USD exchange rate that have occurred since signing the agreement.

We previously leased an office space in Boston, MA, where our previous CEO and CFO resided, in a space comprised of 3,976 square feet leased at a rate of $8,118 per month and this lease expired in November 2024 and was not renewed. While our U.S. employee base is spread throughout many states in the U.S. and thus largely work from home, we continue to explore the possibility of securing a location for our US offices that is ideally suited to meet our present needs.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly those in “Item 3. Key Information - D. Risk Factors.”

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

Our first commercial H1 Coil Deep TMS product received clearance from the FDA in 2013 for the treatment of MDD in adult patients who have failed to achieve satisfactory improvement from anti-depressant medication in the current episode. Our Deep TMS system for MDD is currently marketed to and installed at psychiatrists’ offices and other facilities principally in the United States and in certain other countries throughout the world. In addition, our second Deep TMS commercial product received FDA marketing authorization in August 2018 as an adjunct therapy for adult patients suffering from OCD, and we currently market this product to the same general clientele as our MDD systems. Furthermore, our third Deep TMS commercial product received FDA marketing authorization in August 2020 as a short-term therapy for smoking addiction. Moreover, in August 2021, we received 510(k) clearance from the FDA for our Deep TMS for its use for the reduction of comorbid anxiety symptoms in adult patients with depression. In August 2022, we received 510(k) clearance from the FDA for the use of our H7 Coil to treat MDD (including anxious depression). In 2024, we received FDA clearance for an expansion of our existing MDD clearance allowing for the treatment of patients within the 69-86 age range suffering from late life depression. In September 2025, we received FDA clearance for an expansion of our existing MDD clearance allowing for an “accelerated” treatment protocol for patients with MDD, including those with comorbid anxiety symptoms. In November 2025, the FDA granted us an expanded indication for our Deep TMS system allowing for the treatment of adolescent patients (ages 15-21) with depression as an adjunct therapy. Our sales and marketing efforts are currently focused in the United States, where we generated approximately 85% and 81% of our revenues in the year ended December 31, 2025 and 2024, respectively.

We believe that Deep TMS represents a platform technology that provides an opportunity to develop additional Deep TMS products for a variety of psychiatric, neurological, and addiction disorders. We are planning clinical trials for other indications, including neurological and/or addiction disorders.

Our current customers are principally doctors, mental health clinics, hospitals, and medical centers in the field of psychiatry. Treatment with Deep TMS is typically performed as an office-based procedure using our Deep TMS system, which consists of our proprietary H-Coil helmet, as well as several other components, including a stimulator, cooling system, positioning arm and an operator interface. A course of treatment for MDD typically requires 20 treatment sessions (five times a week over a period of four weeks) and thereafter up to 24 additional maintenance-continuation sessions (twice weekly over a period of up to 12 weeks). The standard Deep TMS treatment protocol for OCD requires 29 treatment sessions over six weeks. A course of treatment for smoking addiction typically requires 18 treatment sessions, comprised of treatment five times a week over a period of three weeks, followed by treatment once per week for an additional three weeks. Each standard MDD, OCD or smoking addiction session lasts 20 minutes, 19 minutes, and 18 minutes, respectively. For Deep TMS for MDD, the FDA has also cleared a 3 minute “Theta Burst” treatment protocol. The recently approved SWIFT, or accelerated protocol, is comprised of an acute phase of 5 sessions per day for 6 days (over a 14 day period), followed by 2 sessions per day once a week for 4 weeks, with each session lasting less than 10 minutes. Patients may experience some discomfort during treatment and must use earplugs to reduce exposure to the loud sounds produced by the device. The treatment requires no anesthesia, hospitalization or sedation and no systemic side effects are associated with this therapy.

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

As of December 31, 2025, we had an installed base of approximately 1,781 Deep TMS systems, whereby 699 systems were leased from us, and an additional 1,082 systems were sold by us prior to December 31, 2025. Our installed base increased by 428 systems during 2025. In addition, as of December 31, 2025, we had shipped 936 H7 Coils as additional coils attached to certain of our new and existing systems following our receipt in August 2018 of marketing approval from the FDA for our OCD system.

For the year ended December 31, 2025, our revenues were $52.2 million compared to $41.0 million for the year ended December 31, 2024, representing an increase of 27.3% over the revenues generated in 2024. Our net income for the year ended December 31, 2025 was $7.6 million, compared to net income of $2.9 million for the year ended December 31, 2024.

As of December 31, 2025, we had an accumulated deficit of $90.8 million. Our primary sources of capital to date have been from public offerings in Israel and in the United States, private placements of our securities, grants from the Israel Innovation Authority (IIA), borrowings under our credit facilities, and the lease and sale and commercialization of our products and services.

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

In the case of our other models, including our fixed-fee lease model, we maintain ownership of the Deep TMS systems and place our systems at sites for use by our customers, rather than selling them outright. Cost of revenue for these models includes a significant component of depreciation of the Deep TMS systems. We expect to continue to own our Deep TMS systems that have been placed under these models for the foreseeable future, which allows us to maintain our relatively low cost of revenues for those systems.

The cost of revenues for systems that we lease or sell also includes costs related to personnel, royalties to PHS and Yeda, shipping, and costs related to our operations department. We expect our cost of revenues to increase in absolute dollars to the extent our revenues increase.

Research and development expenses, net

Research and development expenses, net, consist primarily of personnel expenses, including salaries and related benefits and share-based compensation for employees, laboratory materials, regulatory costs, patents, facility costs, and travel expenses, as well as expenses associated with outsourced professional scientific development services, and the costs of multi-center and other clinical trials.

We expect to continue to incur research and development expenses for the foreseeable future as we advance the development of our Deep TMS technology for various neurological and/or addiction disorders, as well as for various hardware and software development projects related to the Deep TMS system.

Selling and marketing expenses

Selling and marketing expenses consist of marketing and commercial activities related to the sale and lease of our Deep TMS systems, as well as certain personnel expenses, including salaries and related benefits, sales commissions and share-based compensation for employees, collection fees and facility costs. Other significant sales and marketing costs include conferences, trade shows, and promotional and marketing activities, including direct and online marketing, SEO, earned media, practice support programs, media campaigns and travel expenses.

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

General and administrative costs also include, but are not limited to, consulting, investor relations, listing fees on The Nasdaq Global Market and the Tel Aviv Stock Exchange, costs associated with reporting and compliance in the United States and Israel, as well as director and officer insurance premiums. We anticipate that our general and administrative expenses will decrease as we realign our corporate activities.

Finance income

Our finance income consists primarily of interest earned on our bank deposits, hedging and remeasurement of warrants and investments.

Finance expenses

Our finance expenses consist primarily of financing costs related to our outstanding liability to the IIA on account of grants received for financing our research and development activity, as well as expenses related to bank charges and foreign currency exchange transactions.

Income Taxes Expense

Our income taxes expense is derived primarily from income generated from the sales and lease of our Deep TMS systems by our U.S. subsidiary. During the years ended December 31, 2024 and 2025, we recorded deferred tax assets in respect of temporary differences in the U.S. subsidiary.

Critical Accounting Policies and Estimates

The preparation of financial statements, in conformity with IFRS, requires companies to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at and as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are subject to an inherent degree of uncertainty, and actual results may differ. Our significant accounting policies are more fully described in Note 2 to our financial statements included elsewhere in this Annual Report. Critical accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and are particularly important to the portrayal of our financial position and results of operations. Our judgements and estimates are primarily guided by observing the following critical accounting policies:

Classification of leases – the Company as a lessor

In order to determine whether to classify a lease as a finance lease or an operating lease, we evaluate whether the lease transfers substantially all the risks and rewards incidental to ownership of the asset.

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

Impairment of inventory

The net realizable value is determined based on management's evaluation including forecasts and estimates as to the amounts expected to be realized from the sale or use of inventory. The possible effects on the financial statements are the recognition of impairment loss or the reversal of impairment loss.

Determining the Fair Value of an Unquoted Financial Asset or Liability - for the Warrants Liability and Investments

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

Three months ended	March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31
	2025				2024				2023
	Statement of Operations (in U.S dollars thousands)
Revenues	11,536	12,632	13,512	14,545	9,095	10,005	10,502	11,414	6,625	7,829	8,302	9,029
Cost of revenues	2,926	3,133	3,353	3,427	2,283	2,468	2,781	2,903	1,792	2,095	2,131	2,290
Gross profit	8,610	9,499	10,159	11,118	6,812	7,537	7,721	8,511	4,833	5,734	6,171	6,739
Research and development expenses, net	2,332	2,344	2,396	2,531	1,626	1,711	1,809	2,044	1,785	1,902	1,544	1,434
Selling and marketing expenses	4,162	4,940	4,729	5,102	3,827	3,796	4,108	4,472	4,912	3,983	3,602	3,959
General and administrative expenses	1,540	1,637	1,781	1,569	1,266	1,444	1,523	1,564	1,803	1,192	1,158	1,162
Total Operating expenses	8,034	8,921	8,906	9,202	6,719	6,951	7,440	8,080	8,500	7,077	6,304	6,555
Total operating income (loss)	576	578	1,253	1,916	93	586	281	431	(3,667)	(1,343)	(133)	184
Finance income (expenses), net	688	1,519	555	625	190	117	456	1,305	1,407	(135)	(38)	(221)
Income (loss) before income taxes	1,264	2,097	1,808	2,541	283	703	737	1,736	(2,260)	(1,478)	(171)	(37)
Income taxes (tax benefit)	157	70	242	(333)	172	103	75	188	171	185	59	(164)
Net income (loss) and Comprehensive income (loss)	1,107	2,027	1,566	2,874	111	600	662	1,548	(2,431)	(1,663)	(230)	127

Our quarterly revenues and operating results have varied in the past and are expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenues

Our total revenues increased by $11.2 million, or 27.3%, from $41 million for the year ended December 31, 2024 to $52.2 million for the year ended December 31, 2025. The increase in revenues is primarily attributed to an increase in leases and sales of our Deep TMS systems to customers. Revenues from sales and leases were 67% and 23%, respectively, of the revenues for the year ended December 31, 2025, compared to 55% and 35%, respectively, of the revenues for the year ended December 31, 2024.

Cost of revenues and gross margin

Our cost of revenues was $12.8 million for the year ended December 31, 2025 compared to $10.4 million for the year ended December 31, 2024. The increase of $2.4 million, or 23% is primarily attributed to an increase in sales volumes. There has been no material change in our gross margin as a percentage of revenue for the last three years.

Research and development expenses, net

Our research and development expenses, net, were $9.6 million for the year ended December 31, 2025 compared to $7.2 million for the year ended December 31, 2024. The increase of $2.4 million, or 33%, is primarily attributed to an increase in headcount and in investments in clinical trial and post-marketing studies.

Selling and marketing expenses

Our selling and marketing expenses were $18.9 million for the year ended December 31, 2025 compared to $16.2 million for the year ended December 31, 2024. The increase of $2.7 million, or 16.7%, is primarily attributed to an increase in headcount.

General and administrative expenses

Our general and administrative expenses were $6.5 million for the year ended December 31, 2025 compared to $5.8 million for the year ended December 31, 2024. The increase of $0.7 million, or 12%, is primarily attributed to higher compensation expenses and the appreciation of the NIS against the U.S. dollar, partially offset by a decrease in headcount.

Finance income, net

Our finance income, net, was $3.4 million for the year ended December 31, 2025 compared to finance income, net of $2.0 million for the year ended December 31, 2024. The increase of $1.2 million is primarily attributed to hedging transactions, partially offset by a decrease in the remeasurement of warrants.

For information on the impact of currency fluctuations on the company, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” below.

Year ended December 31, 2024 compared to year ended December 31, 2023

For comparison of fiscal year 2024 to fiscal year 2023 please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Year ended December 31, 2024 compared to year ended December 31, 2023” section in our annual report on form 20-F for the year ended December 31, 2024 filed with the SEC on April 22, 2025.

For more information regarding governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company’s operations in Israel, please see also “Item 3D. Risk Factors - Risks Related to Our Functions in Israel.”

B.	Liquidity and Capital Resources

As of December 31, 2025, we had cash, cash equivalents and restricted cash of $67.9 million and an accumulated deficit of $90.8 million, compared to cash, cash equivalents, restricted cash and short-term deposits of $69.6 million, and an accumulated deficit of $98.4 million as of December 31, 2024. We incurred positive cash flows from operating activities of $18.6 million and positive cash flows from operating activities of $10.3 million for the years ended December 31, 2025 and 2024, respectively. We incurred operating losses from our inception through the year ended December 31, 2023, and reached a net profit in the years ended December 31, 2024 and 2025 mainly due to an increase in sales. Our primary sources of capital to date have been from public offerings in the U.S. and Israel and private placements of our securities, grants from the IIA, and leases and sales of our Deep TMS systems. From inception through December 31, 2025, we raised approximately $149 million from placements of our securities and exercise of options.

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

We expect our revenues to increase in connection with our ongoing activities, particularly as we expand the marketing of our Deep TMS system for MDD, OCD, and smoking addiction. In November 2024, we raised approximately $20 million in proceeds from a private placement of 2,103,745 ADSs and warrants to purchase 1,500,000 ADSs to Valor (which were subsequently exercised in October 2025 on a cashless basis). Accordingly, based on our current business plan, we believe that our cash and cash equivalents as of December 31, 2025 and the anticipated revenues from sales of our products will be sufficient to fund our operating expenses and capital expenditure requirements in the foreseeable future.

Cash flows

The table below summarizes our cash flow activities for the indicated periods:

	Year Ended December 31,
(in U.S dollars thousands)	2025	2024
Net cash provided by operating activities	17,488	10,298
Net cash provided by (used in) investing activities	(17,466)	30,311
Net cash provided by (used in) financing activities	(1,709)	18,263
Exchange rate differences on cash and cash equivalents	42	(47)
Increase (decrease) in cash and cash equivalents	(1,645)	58,825
Cash and cash equivalents at the end of the year	67,700	69,345

Operating Activities

Net cash provided by operating activities was $17.5 million during the year ended December 31, 2025, compared to $10.3 million provided by operating activities during the year ended December 31, 2024. The increase of $7.2 million is primarily attributed to the net profit in 2025 compared to the net profit in 2024.

Investing Activities

Net cash used in investing activities was $17.5 million during the year ended December 31, 2025, compared to $30.3 million provided by investing activities during the year ended December 31, 2024. The change is primarily attributed to the purchase of financial assets measured at fair value during 2025, whereas the cash provided in 2024 included the transfer of $35 million from short-term deposits to cash and cash equivalents.

Financing Activities

Net cash used in financing activities was $1.7 million during the year ended December 31, 2025, compared to $18.3 million provided by financing activities during the year ended December 31, 2024. The change is primarily attributed to the proceeds from the private placement to Valor in 2024.

Government Grants

As of December 31, 2025, our wholly owned subsidiary, Brain Research and Development Services Ltd., received grants from the IIA in an aggregate amount of approximately $13.4 million. Brain Research and Development Services Ltd. is currently required to pay 3% royalties of sales of our Deep TMS products, which payment obligations do not currently exceed the amount of the grant received (in U.S. dollars), plus interest at an annual rate equal to the 12-month SOFR rate plus 0.71513%. As of December 31, 2025, Brain Research and Development Services Ltd. paid royalties to the IIA in an aggregate amount of approximately $7.6 million (including amounts in respect of accrued interest), with remaining outstanding royalties of up to $8.8 million. In the event of failure of a project that was partly financed by the IIA, we would not be obligated to pay any royalties or repay the amounts received.

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

Additionally, in 2013, the MAGNET committee of the IIA (MAGNET) approved the activities of the consortium for the development plan of a brain stimulator and monitor tool, which we refer to as the Consortium, of which we are one of the participants. As part of the Consortium, Brain Research and Development Services Ltd. received from MAGNET approvals for grants in an aggregate amount of NIS 8.2 million (approximately $2.6 million based on the NIS to USD exchange rate as of December 31, 2025). There is no requirement to repay the grants or pay royalties thereon. Such non-royalty-bearing grants from the MAGNET program for funding approved research and development projects are recognized when there is reasonable assurance that the grants will be received and we will comply with all related conditions, on the basis of the costs incurred, and are presented as a deduction from research and development expenses.

Outstanding Warrants

In connection with the private placement to Valor, consummated on November 5, 2024, we issued Valor a warrant to purchase 1,500,000 ADSs, or the Valor Warrant, at an exercise price of $9.50686 per ADS, or the Valor Warrant Exercise Price. The Valor Warrant became exercisable upon issuance thereof at the closing of the Valor investment, and under the terms of the transaction, was exercisable for 18 months after the initial issuance date, or the Exercise Period. Under the Valor Warrant, if at any time during the Exercise Period, the ADS closing price of any thirty (30) consecutive trading day period exceeds the Valor Warrant Exercise Price by 40% or more, Valor shall be required to fully exercise the Valor Warrant within five (5) trading days. The Valor Warrant initially included an option to exercise the warrant by means of a “cashless exercise” according to the formula set forth in the Valor Warrant, however, we entered into an amendment to the Valor Warrant, effective as of April 1, 2025, which, among other amendments, removed the cashless exercise features from the Valor Warrant, resulting in a reclassification of the Valor Warrant from liability to equity. In October 2025, we received an exercise notice from Valor with respect to all of the issuable ADSs under the Valor Warrant. At our request, the parties agreed for the Valor Warrant to be exercised on a cashless basis, resulting in the issuance of 553,730 ADSs to Valor with no cash proceeds received by us.

C.	Research and Development, Patents, and Licenses

For descriptions of our research and development policies for the years 2024 and 2023, please see the “Item 5.C Research and Development, Patents, and Licenses” sections in our annual reports on Form 20-F filed with the SEC on April 22, 2025 and March 28, 2024, respectively.

Intellectual Property

The core technology of our Deep TMS based on H-Coils is covered by our patents.

Our intellectual property portfolio consists principally of patents and pending patent applications related to our Deep TMS technology that are either exclusively licensed to us for commercialization on a worldwide basis from (1) agencies of the U.S. Public Health Service (PHS) within the U.S. Department of Health and Human Services (DHHS), and (2) Yeda Research and Development Company Limited (Yeda), the commercialization arm of the Weizmann Institute for Science (Weizmann Institute) or are owned by us. These include a total of 29 issued U.S. patents, 2 pending U.S. patent applications, and 61 issued patents and 15 pending patent applications in other jurisdictions (treating Europe as one jurisdiction).

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

In addition to the list of patents noted above, in January 2020 we exercised our option to exclusively license the rights to certain patents relating to rotational field TMS from Yeda. In January 2026, the parties added an additional related patent to these exclusive patent rights. This group of patents includes two issued U.S. patents and four issued patents in other jurisdictions. The issued patents are set to expire in 2032 in the U.S. and in 2030 in other jurisdictions, not taking into account any potential patent term adjustment or extension that may be available in the future.

In addition to the list of patents noted above, we own another family of patent applications which provide coverage of several H-Coils, including those used in our MDD and OCD systems, and of aspects of rotational field TMS. This patent family is owned by us, and includes one pending patent application in the U.S., and five pending patent applications in other jurisdictions.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions that may vary from one jurisdiction to another. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We can provide no assurance that our patent applications or those patent applications that we in-license will result in the issuance of any corresponding patents (other than any allowed patent applications, which normally result in the issuance of a patent after the applicant has paid the required issue fee). The inability of any such patent applications to be allowed may harm our ability to protect our intellectual property, our ability to compete in the neuromodulation market, and our results of operations. Our issued patents and those that may be issued in the future, or those licensed to us, may be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit our ability to stop competitors from marketing related products. Neither we nor our licensors can be certain that we were the first to invent or first to file for the inventions claimed in our owned or licensed patents or patent applications which may also affect our ability to assert the patents against others. In addition, our competitors may design around our patents or any technology developed by us, and the rights granted under any issued patents may not provide us with any meaningful competitive advantages against these competitors. Furthermore, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before our future product can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent. See “Item 3.D. Risk Factors - Risk Relating to Intellectual Property.”

License Agreements

The core technology for Deep TMS is exclusively licensed to us for commercialization on a worldwide basis from PHS and Yeda.

PHS License Agreement

The initial discoveries of the Deep TMS technology and the feasibility studies for implementation of the technology were carried out in the framework of research performed at NIH by the scientific founders of our Company prior to its formation. The rights for such discoveries are owned by the DHHS and are now licensed to us by the PHS, an agency within the DHHS. Subsequent to these discoveries, applications were filed for registration of Patent Family A and Patent Family B (described under “ - Patents” above) covering the H-Coils developed in the course of this research.

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

In January 2020, we exercised our right to add the additional rotational field TMS innovation to the Yeda license agreement, and in January 2026 we expanded the rotational field patents to include certain additional related patents in our portfolio. To the extent products based on this technology are commercialized we will have to pay Yeda royalties, either at increased rates ranging from 1.6%-2% in addition to the previously determined rates for “combined products” (which also include innovations covered by previous agreements), or at a fixed rate of 5% for products based exclusively on the rotational field TMS.

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

Magnus Medical Inc. Letter

In February 2026, we received a letter from Magnus Medical Inc. alleging IP infringement by the Company, including as a result of the use of our products for, and our activities relating to, our accelerated Deep TMS stimulation protocol. We and our counsel are evaluating the claims raised in the letter, as well as the broader IP landscape relating to accelerated TMS – including through a comprehensive analysis of the patent portfolios of both Magnus and BrainsWay.  At this early stage, we currently believe we have strong arguments challenging the claims raised by Magnus, although there can be no assurance that we will prevail in these arguments. Although there is no present lawsuit between Magnus and BrainsWay, we believe that the possibility of near-term litigation between BrainsWay and Magnus Medical Inc. cannot be ruled out.  At this stage, the Company is unable to conclude that the likelihood that a claim will be filed and, to the extent filed, the likelihood of an unfavorable outcome is either probable or remote, and accordingly expresses no opinion as to the outcome of this matter.

D.	Trend Information

Trend information is included throughout the other sections of this Item 5. In addition, in the aftermath of the COVID-19 global pandemic, quarantine mandates, geopolitical instability due to several wars, and surges in demand from the AI and quantum computer sectors, we have seen a rise in the price of many of the electronic components needed for our systems. These price increases are largely attributable to supply and demand factors, and in some cases, shortages, relating to these parts across the globe. On a related point, the lead time for receiving electronic components shipped by suppliers has increased significantly in recent years amid the worldwide supply chain crisis, the increases in demand due to AI and quantum computing, and shipping disruptions caused by the war between Ukraine and Russia, and the various wars involving Israel (including the Israel-Gaza, the Israel-Hezbollah conflicts, the US-Israel-Iran war, and various attacks on shipping routes). This was particularly true in 2024, 2025 and 2026 (including in connection with the June 2025 war between Iran and Israel and the February 2026 US-Israel-Iran war), when far fewer carriers operated flights into and outside of Israel. All of this has compelled us to significantly increase inventory levels and/or to utilize more expensive shipping methods to ensure that future demand for our systems can be timely met.

E.	Critical Accounting Estimates

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management Recent Developments

Mr. Avner Hagai was not nominated for reappointment as a Board of Directors’ member at our 2025 annual general meeting held on September 11, 2025 and therefore ceased to be a member of our Board of Directors as of such date.

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this Annual Report.

Name	Age	Position
Executive Officers
Hadar Levy	52	Chief Executive Officer
Ido Marom	50	Chief Financial Officer
Gilead Moiseyev, PhD	54	Chief Technology Officer
Yiftach Roth, PhD	56	Chief Scientist
Colleen Hanlon, PhD	46	Vice President of Medical Affairs
Naomi Rozenfeld	41	Chief Marketing Officer

Directors:
Ami Boehm	56	Chairman of the Board
Dr. David Zacut(3)(4)	73	Vice Chairman of the Board
Eti Mitrany(1)(2)	56	Director
Karen Sarid(1)(2)(3)	74	Director
Prof. Abraham Zangen	55	Director
Avner Lushi(1)(2)(4)	59	Director
Jonathan Shulkin(4)	51	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our executive committee.
(4)	Member of our nomination committee.

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

Colleen Hanlon has served as our Vice President Medical Affairs since November 2022. Prior to joining the Company, she spent nine years as a faculty member in the Department of Psychiatry at the Medical University of South Carolina (2010-2019), before being recruited to design, build, and manage a Neuromodulation Program as a tenured professor in the Departments of Cancer Biology and Translational Neuroscience at Wake Forest School of Medicine (2019-2022). She has experience leading multidisciplinary clinical research programs bridging neurology, psychiatry and pain. She has published over 100 articles, authored over 10 book chapters, been involved in hiring and managing over 50 people, mentored over 80 trainees, delivered over 100 invited talks and educational sessions globally. Recognized as a leader and pioneer in the field of brain imaging and brain stimulation research for addiction, Dr. Hanlon received over $13 million from the National Institute of Health to develop neural- circuit based therapeutics, like Transcranial Magnetic stimulation (TMS) for patients with a variety of psychiatric and neurologic disorders – including addiction, pain, and stroke rehabilitation. Dr. Hanlon received a B.S. from the University of Florida in 2001 and a Ph.D. in Neurobiology from Duke University in 2005.

Naomi Rozenfeld has served as our Chief Marketing Officer since January 2026. Naomi is a global executive and entrepreneur with extensive experience in marketing, revenue growth and strategy across technology and venture-backed companies. In 2022, she served as Chief Revenue Officer at KOHO Financial Inc., a Canadian fintech company, where she was responsible for developing the company’s “B2B” strategy, building go-to-market capabilities and launching new revenue channels. She has also advised early-stage companies and, for a period, worked with Cargill Venture Studio on AgriTech and sustainability-related initiatives. Prior to that, Naomi spent 8 years at Wix.com Ltd. (NASDAQ: WIX), including serving as Chief Marketing Officer and Chief Revenue Officer from 2017 to 2022 for Wix Answers, and previously as Vice President of Strategic Marketing from 2014 to 2018, where she led product marketing, growth strategy and U.S. expansion efforts. Earlier in her career, Naomi co-founded Tripelia, where she served as Chief Executive Officer and Chief Marketing Officer, and co-founded ITJ, where she served as Chief Marketing Officer until the company was acquired. Naomi holds a Bachelor of Science degree from York University.

Directors

Ami Boehm has served as a member of our Board of Directors since January 12, 2023, and as Chairman of our Board of Directors since February 2023. Mr. Boehm has deep expertise in providing strategic advice for companies operating in multiple global industries. From 2004 until 2022, he served as a partner at FIMI Opportunity Funds, Israel’s leading private equity firm. As a partner at FIMI, Mr. Boehm has sourced and led dozens of control equity investments, and led improvement processes of FIMI’s portfolio companies and strategic activities of the portfolio companies in Israel, China, Europe and the U.S. Mr. Boehm currently serves as Chairman of the board of directors of Gilat Satellite Networks Ltd. (Nasdaq and TASE listed), and the IL Investors Forum. Mr. Boehm also previously served as chairman or director of numerous other public and private companies, including Ormat Technologies, Inc. (NYSE and TASE listed), TAT Industries Ltd. (Nasdaq and TASE listed), Kamada Ltd. (Nasdaq and TASE listed), Rekah Pharmaceutical Industries Ltd. (TASE listed), Novolog Ltd. (TASE listed), Hamlet Ltd. (TASE listed), Galam Ltd., Leumi Partners, and Greenstream Ltd., and has worked closely with management teams across the continuum of business and corporate development activities. Mr. Boehm received a Master of Business Administration from Northwestern University and Tel-Aviv University, a Bachelor of Law from Tel-Aviv University, and a Bachelor of Economics from Tel-Aviv University.

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

Eti Mitrany has served as a member of our Board of Directors since June 2016, and currently serves as chairperson of our compensation committee and a member of our audit committee. Ms. Mitrany is an executive with over 30 years of global experience in the life sciences industry. Ms. Mitrany currently serves as the CEO of the IL Investors Forum, Chairwoman at Derma Gene Ltd. and a member of Maccabi Healthcare Council. From April 2021 until December 2022, she served as CFO and Head of Corporate Strategy at CytoReason, a life sciences AI company developing a computational model of the human body. From 2012 until January 2020, she served as Senior Vice President, Head of the Corporate Economic Department at Teva Pharmaceuticals, with global responsibility for Teva’s business planning and analysis. Prior to that, Ms. Mitrany held various positions at Teva, including serving as CFO of its global specialty business (commercial, R&D, and new ventures), head of Financial Planning & Analysis of the global branded business, and global CFO of Copaxone (a multiple sclerosis treatment) and various other specialty products. Ms. Mitrany received her BA in Economics and an MBA in Finance, both from Tel-Aviv University.

Karen Sarid has served as a member of our Board of Directors since December 2017, currently serves as chairperson of our audit committee, and is a member of our compensation committee and our executive committee. Between March 2014 and July 2017, Ms. Sarid served as VP Beauty and Dental and as Chairman of China activities at Syneron Medical Ltd. Between January 2012 and August 2013 Ms. Sarid served as President of Alma Lasers Ltd. Ms. Sarid currently serves as a director of the IL Investors Forum (since 2025). She holds a BA in Economics and Accounting from the University of Haifa.

Prof. Abraham Zangen has served as a member of our Board of Directors since June 2019. Prof. Zangen is the Head of the Brain Stimulation and Behavior Lab and the Chair of the PsychoBiology Brain Program at Ben-Gurion University in Israel. His research is directed at identifying and understanding altered neuroplasticity in psychiatric disorders, primarily depression, addiction and ADHD, utilizing brain stimulation, and imaging techniques to explore mechanisms and potential clinical applications. He co-developed, along with Dr. Yiftach Roth, the Deep TMS coils which serves as our platform technology. Professor Zangen has published over 180 peer reviewed articles, reviews, and book chapters. He has been awarded numerous prizes for his scientific achievements, including the Medical Futures Innovation Award in London, the Sieratzki Prize for Advances in Neuroscience, and the Juludan Prize at the Technion. He has also received several distinguished research grants, including from the National Institutes of Health, H2020 and the Israel Science Foundation. Professor Zangen is the brother-in-law of Dr. Yiftach Roth, who serves as our Chief Scientific Officer and a co-developer of our Deep TMS technology.

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

The aggregate compensation paid, and benefits-in-kind granted to or accrued on behalf of all of our directors and officers for their services to us, in all capacities, during the year ended December 31, 2025, was approximately $4.9 million. Out of that amount, $3.1 million was paid as salary, $0.9 million was attributed to the value of the equity-based awards granted to senior management during 2025 and approximately $0.3 million was attributed to retirement plans. No additional amounts have been set aside or accrued by us to provide pension, retirement, or similar benefits.

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

The table and summary below outline the actual compensation granted or paid to our five highest compensated officers during the year ended December 31, 2025.

Name and position of director or officer	Base Salary of Other Payments(1)	Value of Social Benefits(2)	Value of Equity Based Compensation(3)(4)	All Other Compensation(5)	Total
	In US$
Hadar Levy, CEO	313,758	103,804	316,162	270,418	1,004,142
Ido Marom, CFO	215,977	60,563	57,811	154,263	488,614
Colleen Hanlon, PhD, VP of Medical	240,000	31,491	17,385	60,000	348,876
Michael Cohen, VP US Sales	200,000	59,532	16,859	117,765	394,156
Gilead Moiseyev, Chief Technology Officer	184,312	53,069	37,213	72,430	347,024

(1)	“Base Salary or Other Payments” means the aggregate yearly gross monthly salaries or other payments with respect to our senior management and members of the board of directors which was actually paid during the year ended December 31, 2025.

(2)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperation pay as mandated by Israeli law.

(3)	Value of Equity Based Compensation is recognized as an expense in profit or loss and is carried to the accumulated deficit under equity. The total amount is recognized as an expense over the vesting period of the RSUs and/or options. The amounts included in the table represent the expense recorded in our financial statements for the year ended December 31, 2025 on account of equity-based compensation that vested during the year.

(4)	On February 13, 2023 Hadar Levy was granted 320,000 options subject to a 4-year vesting period, on March 5, 2024 Hadar Levy was granted 125,000 options and 62,500 RSUs, both subject to a 4-year vesting period and on March 9, 2025 Hadar Levy was granted 100,000 RSUs subject to a 4-year vesting period and additional conditions detailed under “Item 7.B. Related Party Transactions” below .

(5)	“All Other Compensation” includes, among other things, bonuses, car-related expenses (including tax gross-up) and communication expenses.

Certain equity-based compensation listed in the table above was granted pursuant to an equity incentive plan. For information regarding the terms of our equity incentive plans, please see the section titled “Award Plans” under Item 6.E.

In addition, all of our directors and executive officers are covered under our directors’ and executive officers’ liability insurance policies and were granted letters of indemnification and exculpation by us. For information on exemption and indemnification letters granted to our directors and officers, please see “Item 6.C. - Board Practices - Exculpation, Insurance and Indemnification of Directors and Officers.”

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

Ami Boehm serves as an active chairman of our Board of Directors. During his term as Chairman of the Board in the year ended December 31, 2023, Mr. Boehm received a monthly compensation of NIS 22,500 plus VAT for his term in office (calculated based on 30% capacity of a NIS 75,000 full capacity role). As approved by our shareholders at the 2024 annual meeting of our shareholders, or the 2024 AGM, commencing January 1, 2024 Mr. Boehm’s monthly compensation was increased to NIS 30,000 plus VAT (calculated based on 40% capacity of a NIS 75,000 full capacity role) and Mr. Boehm is paid a monthly amount of NIS 5,000 as reimbursement of reasonable per diem expenses, including travel expenses and expenses associated with attending meetings. In addition, as approved by our shareholders at the 2024 AGM, Mr. Boehm was granted: (i) 75,000 options to purchase our Ordinary Shares at an exercise price equal to NIS 11.17 per share (the closing price of our Ordinary Shares on the TASE on March 4, 2024, the last trading day before our Board of Directors approved such grant); and (ii) 37,500 restricted share units, or RSUs. Both the grant of options and the grant of RSUs are subject to a four-year vesting period, with the first 25% vesting on the date falling 12 months following the March 5, 2024 vesting commencement date, and the remaining 75% vesting in 12 equal quarterly portions until the end of the four year period from the vesting commencement date, provided, in each case that Mr. Boehm continues to be a member of our Board of Directors at the time of each such vesting date.

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

On March 10, 2026, our Board of Directors, following approval of our Compensation Committee, approved a grant of 17,500 RSUs to each of our directors, excluding Mr. Boehm. The RSUs are subject to a four-year vesting period, with the first 25% vesting on the date falling 12 months following the date of the Board approval (March 10, 2026), and the remaining 75% vesting in 12 equal quarterly portions until the end of the four-year period, provided, in each case that the relevant director continues to serve as a board member at the time of each such scheduled vesting date. Such grants are subject to shareholder approval.

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

The table and summary below outline the actual compensation granted or paid to our directors during the year ended December 31, 2025.

Name of Director	Annual Basic Compensation	Annual Per Meeting Compensation	Value of Equity Based Compensation(1)	All Other Compensation(2)	Total
	In US$
Ami Boehm	121,635	—	112,952	—	234,587
Dr. David Zacut	38,518	4,453	30,285	—	73,256
Prof. Abraham Zangen	—	—	30,285	—	30,285
Karen Sarid	38,518	22,631	30,285	—	91,434
Eti Mitrany	38,518	14,568	30,285	773	84,144
Avner Lushi	38,518	12,047	30,285	708	81,558
Avner Hagai(3)	26,878	3,735	10,356	—	40,969
Jonathan Shulkin	28,888	4,597	—	—	33,485

(1)	Value of Equity Based Compensation is recognized as an expense in profit or loss and is carried to the accumulated deficit under equity. The total amount is recognized as an expense over the vesting period of the RSUs and/or options. The amounts included in the table represent the expense recorded in our financial statements for the year ended December 31, 2025 on account of equity-based compensation that vested during the year.
(2)	Mainly attributed to car expenses and reimbursements of travel expenses.
(3)	Mr. Avner Hagai ceased serving as a member of our Board of Directors as of September 11, 2025, therefore, the table reflects less than the compensation that would have otherwise been payable

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

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, business plan, long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size, and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, experience, expertise, and accomplishments of the relevant office holder;

●	the office holder’s position, responsibilities, and prior compensation agreements with him or her;

●	the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost, the average, and median salary of the employees of the company, as well as the impact of such disparities on the work relationships in the company;

●	if the terms of employment include variable components - the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of variable equity-based components not settled in cash; and

●	if the terms of employment include severance compensation - the term of employment or office of the office holder, the terms of his or her compensation during such period, the company’s performance during such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among others:

●	with regards to variable components in the terms of office and employment:

●	with the exception of office holders who report directly to the chief executive officer, determining the variable components on long-term performance basis and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, if such amount is not higher than three monthly salaries per annum, while taking into account such office holder contribution to the company;

●	the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment. However, with respect to variable equity-based components that are not settled in cash, the limit of their value at the time of grant.

●	a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

●	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

●	a limit to retirement grants.

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

Our compensation policy also addresses our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our senior management, and considers the internal ratios between compensation of our senior management and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, exemption indemnification and insurance subject to certain limitations set forth therein, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, social benefits, retirement, and termination of service arrangements. All cash bonuses to executive officers (“Annual Target Bonus”, “Overachievement Bonus” and “Special Bonus”) are limited to a maximum amount linked to the executive officer’s base salary. In addition, the total equity- based compensation components may not exceed 200% of each executive officer’s base salary with respect to any given calendar year.

A target annual cash bonus may be awarded to senior management upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our senior management will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our compensation committee and board of directors and subject to minimum thresholds. Up to 25% of the annual cash bonus that may be granted to senior management may be based on a discretionary evaluation. Furthermore, our chief executive officer will be entitled to recommend performance objectives, and such performance objectives will be approved by our compensation committee (and, if required by law, by our board of directors).

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

Appointment of Directors and Terms of Officers

Our Board of Directors consists of seven (7) directors, all of whom qualify as “independent” under applicable U.S. securities laws and Nasdaq listing rules. The term of office of each director is until the next annual general meeting of our shareholders.

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

In connection with the consummation of the Valor private placement and based on Valor’s rights pursuant to our articles of association, on November 5, 2024 Mr. Jonathan Shulkin was appointed to be a member of our Board of Directors as a Valor Designee. As the maximum number of board members pursuant to our amended articles of association is eight, Mr. Yossi Ben Shalom resigned from his position on our Board of Directors to enable the appointment of Mr. Shulkin.

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

According to the Israeli Companies Law, the majority of the members of the audit committee, as well as the majority of members present at audit committee meetings, are required to be “independent” (as defined below), and the chairperson of the audit committee is required to be an external director, if any. Any persons disqualified from serving as a member of the audit committee may not be present at the audit committee meetings, unless the chairperson of the audit committee has determined that such person is required to be present at the meeting or if such person qualifies under one of the exemptions of the Israeli Companies Law.

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

Our compensation committee, which consists of Eti Mitrany, Karen Sarid, and Avner Lushi, assists our Board of Directors in determining compensation for our directors and officers. Eti Mitrany serves as Chairperson of the committee.

Pursuant to regulations promulgated under the Israeli Companies Law, we comply with the requirements of Nasdaq with respect to the composition of our audit committee and compensation committee, and do not follow the Israeli Companies Law requirements, such as those described above, with respect to the composition of such committees. See the section titled “Directors and Senior Management” under Item 6.C above.

In accordance with the Israeli Companies Law, the roles of the compensation committee are, among others, as follows:

●	to recommend to the board of directors the compensation policy for directors and officers, and to recommend to the board of directors once every three years whether the compensation policy that had been approved should be extended for a period of more than three years;

●	to recommend to the board of directors updates to the compensation policy, from time to time, and examine its implementation;

●	to decide whether to approve the terms of office and employment of directors and officers that require approval of the compensation committee; and

●	to decide whether the compensation terms of the chief executive officer, which were determined pursuant to the compensation policy, will be exempted from approval by the shareholders because such approval would harm the ability to engage the chief executive officer.

In addition to the roles mentioned above, our compensation committee also makes recommendations to our Board of Directors regarding the awarding of employee equity grants.

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

Nomination Committee

In March 2022, our Board of Directors appointed a nomination committee. Our nominating committee is comprised of Avner Lushi, David Zacut, and Jonathan Shulkin. Avner Lushi serves as the Chairperson of the committee.

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

Executive Committee

In 2021, our Board of Directors appointed an executive committee, comprised of Dr. David Zacut and Karen Sarid. The roles of the executive committee are:

•	to oversee the implementation of the business strategy of our company; and
•	to exercise such other duties as the board may resolve from time to time.

Attendance in Board Meetings

The following table sets forth the attendance rate for each of the members of our Board of Directors during 2025:

Name	Percentage of Meetings Attended
Ami Boehm	100%
David Zacut	90%
Eti Mitrany	100%
Karen Sarid	100%
Prof. Abraham Zangen	60%
Avner Lushi	100%
Jonathan Shulkin	100%

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

The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version) 5728- 1968. This duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:

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

Approval of Private Placements

Under the Israeli Companies Law and the regulations promulgated thereunder, a private placement of securities does not require approval at a general meeting of the shareholders of a company; provided however, that in special circumstances, such as a private placement which is intended to obviate the need to conduct a special tender offer (see the section titled “Acquisitions under Israeli Law” in Exhibit 2.3 attached to this Annual Report) or a private placement which qualifies as a related party transaction (see “Item 6. Directors, Senior Management and Employees - C. Board Practices - - Duties of Directors and Officers and Approval of Specified Related Party Transactions under the Israeli Companies Law”), approval at a general meeting of the shareholders of a company is required.

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

As of December 31, 2025, we had 129 employees, of which 49 are based in the United States and 80 are based outside of the United States (in Israel).

The following table includes information concerning our employees as of December 31, 2025, 2024 and 2023:

	As of December 31,
	2025	2024	2023
Management, Administration, and Operations	38	35	31
Research and Development	38	32	29
Sales and Marketing	53	53	46

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

On September 26, 2019, we adopted the BrainsWay Ltd. Amended and Restated 2019 Share Incentive Plan, or the 2019 Plan, which was approved by our shareholders on November 25, 2019. The 2019 Plan provides for the granting of Ordinary Shares, ADSs, stock options under various tax regimes in Israel and the U.S., restricted shares, RSUs, and other share-based awards to employees, officers, directors, and/or other service providers, including advisors of the Company, and/or of its subsidiaries, and/or affiliated companies of the Company. The same number of our Ordinary Shares are available for issuance as awards under the 2019 Plan as were available under the 2014 Plan as of the effective date of the 2019 Plan, and the 2014 Plan continues to govern the terms of awards issued thereunder prior to the effective date of the 2019 Plan.

Under the 2019 Plan we initially could issue up to 3,626,200 of our Ordinary Shares, including in the form of options or RSUs. During 2025, our Board of Directors approved an increase to the option pool of 1,175,434 Ordinary Shares. As of December 31, 2025, options to purchase 2,229,113 Ordinary Shares, at a weighted average exercise price of $2.92 per share and 305,476 unvested RSUs were outstanding.

The equity pool under the 2019 Plan is subject to adjustment if particular capital changes affect our share capital or updated to such other number as our Board of Directors may determine from time to time. Ordinary shares subject to outstanding awards under the 2019 Plan that subsequently expire, are cancelled, forfeited, repurchased or terminated for any reason before being exercised, are automatically, and without any further action, returned to the “pool” of reserved shares and will again be available for grant under the 2019 Plan.

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

Any equity award to an office holder, director or controlling shareholder, whether under the 2019 Plan or otherwise, may be subject to further approvals in addition to the approval of the compensation committee as described above. See “Item 6. Directors, Senior Management and Employees - - C. Board Practices - - Duties of Directors and Officers and Approval of Specified Related Party Transactions under the Israeli Companies Law.”

F.	Disclosure of Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of March 23, 2026 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding Ordinary Shares;

●	our directors and members of senior management, or our Named Directors and Officers; and

●	all of our Named Directors and Officers as a group.

The beneficial ownership of our Ordinary Shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem Ordinary Shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of March 23, 2026, if any, to be outstanding and to be beneficially owned by the person holding them for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of Ordinary Shares beneficially owned set forth below is based on 40,033,026 Ordinary Shares outstanding as of March 23, 2026.

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

As of March 23, 2026, there was one shareholder of record of our Ordinary Shares. The number of record holders is not representative of the number of beneficial holders of our Ordinary Shares, as the shares of all our shareholders who hold Ordinary Shares that are traded on the TASE are recorded in the name of our Israeli share registrar, Mizrahi Tefahot Nominees Company Ltd. As of March 23, 2026, there was 1 person that was a holder of record in the United States of ADSs representing our Ordinary Shares and there were 18,647,406 ADSs outstanding, representing approximately 46.6% of our outstanding Ordinary Shares. The number of record holders is not representative of the number of beneficial holders of the ADSs, as the ADSs of certain of our shareholders who hold ADSs that are traded on Nasdaq are recorded in the name of their respective brokers.

Unless otherwise noted below, the address for each beneficial owner is c/o BrainsWay Ltd., 16 Hartum Street, RAD Tower, 14th Floor, Har HaHotzvim, Jerusalem, 9777516, Israel.

	Shares Beneficially Owned
	Number	Percentage
5% or Greater Shareholders
Valor BrainsWay Holdings, LLC(1)	5,314,950	13.28%
Meitav Investment House Ltd.(2)	2,099,637	5.24%

Named Directors and Officers
Ami Boehm, Chairman of the Board(3)	18,750	*
Dr. David Zacut, Vice Chairman of the Board (4)	1,797,718	4.49%
Eti Mitrany, director (5)	46,250	*
Karen Sarid, director(6)	18,750	*
Prof. Abraham Zangen, director (7)	912,213	2.28%
Avner Lushi, director	-	-
Jonathan Shulkin, director(1)	5,851,444	14.62%

Hadar Levy, Chief Executive Officer(8)	36,800	*
Ido Marom, Chief Financial Officer	-	-
Gilead Moiseyev, Chief Technology Officer(9)	22,500	*
Dr. Yiftach Roth, Chief Scientist(10)	1,074,305	2.68%
Colleen Hanlon, Vice President of Medical Affairs(11)	27,381	*
Naomi Rozenfeld, Chief Marketing Officer	-	-

All Named Directors and Officers as a group (13 persons)	9,806111	24.5%
* Less than 1.0%

143

________________________

(1)	Includes 5,314,950 ADSs owned by Valor BrainsWay Holdings, LLC (Valor). Valor Siren Ventures II L.P., Valor Siren Ventures II-A L.P. and Valor Siren Ventures II-B L.P., together, the Valor Funds, collectively hold a majority of the interests in Valor and Valor Management LLC, serves as the manager of Valor. Valor SV Associates II L.P., or Valor SV Associates, is the general partner of the Valor Funds, Valor SV Capital II LLC, or Valor SV Capital, is the general partner of Valor SV Associates, Valor Management LP is the managing member of Valor SV Capital, and Valor Funds Group LLC is the general partner of Valor Management LP and the managing member of Valor Management LLC. Jonathan Shulkin, a member of our Board of Directors, is a principal at Valor and an authorized officer of Valor BrainsWay and Antonio Gracias is the managing member of Valor Funds Group LLC, the majority owner of Valor Management LP and of Valor Funds Group LLC, and an authorized officer of Valor. By virtue of their positions and relationships with certain of the foregoing Valor entities, and with respect to Mr. Shulkin his service on our Board of Directors, Messrs. Shulkin and Gracias may be deemed to share beneficial ownership over the shares held of record by Valor; however, each disclaims beneficial ownership of such shares for purposes of Sections 13(d) or 13(g) of the Exchange Act. In addition to the ADSs directly held by Valor BrainsWay Holdings, LLC, Mr. Shulkin has sole voting and dispositive power over 536,494 ADSs (representing 1.3% of our outstanding Ordinary Shares) held through an entity of which he is the sole owner and Mr. Gracias has sole voting and dispositive power over 487,000 ADSs (representing 1.2% of our outstanding Ordinary Shares). The principal business address of each of the Valor entities and Messrs. Shulkin and Garcias is 320 N. Sangamon Street, Suite 1200, Chicago, IL 60607.

(2)	The shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Meitav Investment House Ltd. (“Meitav” and the “Subsidiaries”). Some of the securities reported herein are held by third-party client accounts managed by a Subsidiary as portfolio managers, which Subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts. The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The shares are held as follows: (i) 408,408 Ordinary Shares beneficially owned by Meitav Tachlit Mutual Funds Ltd. and (ii) 1,691,229 Ordinary Shares beneficially owned by Meitav Provident Funds & Pension Ltd. The address of Meitav is 1 Jabotinski, Bene-Beraq, Israel.

(3)	Consists of options to purchase 18,750 Ordinary Shares with an exercise price per share of NIS 4.56, expiring on February 9, 2033.
(4)	Consists of shares held directly by the named beneficial owner as well as shares held by family members or affiliates of the named beneficial owner and options to purchase 12,500 Ordinary Shares with an exercise price per share of NIS 11.17 expiring on March 5, 2034.
(5)	Consists of 6,250 Ordinary Shares and options to purchase ordinary shares that are currently exercisable or exercisable within 60 days of March 15, 2026 as follows: options to purchase 27,500 and 12,500 Ordinary Shares with an exercise price per share of NIS 15.26 and NIS 11.17, respectively, expiring on December 2, 2027 and March 5, 2034, respectively.
(6)	Consists of 6,250 Ordinary Shares and options to purchase ordinary shares that are currently exercisable or exercisable within 60 days of March 15, 2026 to purchase 12,500 Ordinary Shares with an exercise price per share of NIS 11.17 expiring on March 5, 2034.
(7)	Consists of shares held directly by the named beneficial owner as well as shares held by family members or affiliates of the named beneficial owner and options to purchase 12,500 Ordinary Shares with an exercise price per share of NIS 11.17 expiring on March 5, 2034.
(8)	Consists of 16,800 Ordinary Shares (represented by ADSs) and options to purchase 20,000 ordinary shares vesting within 60 days of March 15, 2026 with an exercise price per share of NIS 3.65 expiring on February 9, 2033.

(9)	shares held directly by the named beneficial owner as well as shares held by family members or affiliates of the named beneficial owner and options to purchase 15,000 Ordinary Shares with an exercise price per share of NIS 11.17 expiring on March 5, 2034.
(10)	Consists of shares held directly by the named beneficial owner as well as shares held by family members or affiliates of the named beneficial owner and RSUs to receive 938 ordinary shares vesting within 60 days of March 15, 2026.
(11)	Consists of 20,381 Ordinary Shares, RSUs to receive 2,000 ordinary shares vesting within 60 days of March 15, 2026 and options to purchase 5,000 Ordinary Shares with an exercise price per share of NIS 11.17 expiring on March 5, 2034.

The voting rights of our major shareholders do not differ from the voting rights of holders of our Ordinary Shares who are not major shareholders. Each of our Ordinary Shares entitles the holder to one vote at our Company’s shareholder meetings.

Changes in Percentage Ownership by Major Shareholders

Since March 27, 2023, which was the date we filed our Annual Report for the fiscal year ended December 31, 2022, we are not aware of significant changes in the reported percentage ownership held by any of our 5% or greater shareholders other than: (i) The Phoenix Provident Funds which decreased from 13.04% to below 5%, (ii) Dr. David Zacut which changed from 5.4% to 4.49%, (iii) Mr. Avner Hagai which decreased from 5.3% to below 5%, (iv) Cowen Financial Products, LLC which decreased from 5.03% to below 5%, (v) RTW Funds which decreased from 9.4% to below 5%, (vi) Wasatch Advisors Inc. and AIGH Capital Management, LLC each became 5% or greater shareholders but have since decreased their respective holdings to below 5% as of the date of this report, (vii) as a result of the private placement to Valor in November 2024 and the exercise of the Valor Warrant in October 2025, Valor’s beneficial ownership increased to 13.28%, (viii) Harel and Masters Capital Management LLC, which reported holdings constituting over 5% in February 2026 and February 2023, which subsequently decreased below 5% due to issuances of ordinary shares and vesting of RSUs and (ix) Meitav, which reported holdings of 5.24% effective March 31, 2026 (with each of the individuals holding shared voting and dispositive powers over its holdings beneficially owning additional shares as set forth above).

Control by Another Corporation, Foreign Government or Other Persons

To the best of our knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s) severally or jointly.

B.	Related Party Transactions

Valor Private Placement

On September 29, 2024, we entered into a securities purchase agreement with Valor for a private placement offering, or the Valor Private Placement. In the Valor Private Placement, we agreed to issue to Valor (i) an aggregate of 2,103,745 ADSs (representing 4,207,490 Ordinary Shares), at a purchase price of US$9.50686 per ADS, a 20% premium above the 30-day volume-weighted average price (VWAP) of the ADSs for an aggregate consideration of $20 million, and (ii) a warrant to purchase up to an additional 1,500,000 ADSs (representing up to 3,000,000 Ordinary Shares) at an exercise price of US$9.50686 per ADS. The Valor Warrant became exercisable immediately upon issuance thereof at the closing of the Valor Private Placement on November 5, 2024 and was exercisable for 18 months following its initial issuance date, provided, however, that pursuant to its terms, if during such 18-month period, the ADS closing price for any thirty (30) consecutive trading days exceeds the Valor Warrant exercise price by 40% or more, Valor shall be required to fully exercise the Valor Warrant within five (5) trading days. The Valor Warrant initially included an option to exercise the warrant by means of a “cashless exercise” according to the formula set forth in the Valor Warrant. During the six month period ended June 30, 2025, we entered into an amendment to the Valor Warrant which, among other amendments, removed the cashless exercise feature from the Valor Warrant. In October 2025, we received an exercise notice from Valor with respect to all of the issuable ADSs under the Valor Warrant. At our request, the parties agreed for the Valor Warrant to be exercised on a cashless basis, resulting in the issuance of 553,730 ADSs to Valor with no cash proceeds received by us.

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

On April 22, 2025, we filed a registration statement with the SEC to register the resale of the ADSs sold in the Valor Private Placement, as well as the securities underlying the Valor Warrant, which was declared effective on April 30, 2025.

The Valor Private Placement was consummated on November 5, 2024 after our shareholders approved its terms, the appointment of Jonathan Shulkin as a member of our Board of Directors and amendments to our articles of association. For more information see “Item 6.C. Board Practices” above.

Employment Agreements

We have entered into written employment agreements with each member of our senior management. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding noncompetition, confidentiality of information, and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. See “Risk Factors - Risks Related to Employee Matters - Under applicable employment laws, we may not be able to enforce covenants not to compete.”

Employment Agreement with Hadar Levy our Chief Executive Officer

In March 2023 we entered into an employment agreement with Hadar Levy reflecting his compensation package and other terms as our new CEO. The terms were approved by our shareholders in the annual general meeting held on March 20, 2023. The following is a description of Mr. Levy’s compensation package, effective as of the date that Mr. Levy was appointed as the CEO, namely February 13, 2023: Annualized gross base salary of NIS 1,020,000 (calculated on the basis of NIS 85,000 monthly); Performance-based bonus in a gross amount not exceeding six (6) months of then current base salary based on achievement of the milestones, goals and targets to be set each year by the Board; 320,000 options to purchase Ordinary Shares of the Company, at an exercise price based on the closing price of the Company on the last trading day prior to the date of the shareholders meeting, namely March 19, 2023, subject to standard terms our 2019 Plan and compliance with all applicable laws. The options are subject to our standard 4 year vesting period, with acceleration in the event of a change of control; If Mr. Levy’s employment is terminated by the company without cause (1) where such termination occurs during the first two years of employment as CEO, Mr. Levy shall be entitled to a 6 month prior notice, and (2) where such termination occurs after the first two year of employment as CEO, Mr. Levy shall be entitled to a 4 month prior notice; Mr. Levy undertook not to compete with the products and services offered by the Company and not to do any interfering activities during the term of his employment and for 12 months of the date of termination of his employment for any reason.

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

2025 RSU Grants

As approved by our shareholders at the 2025 annual meeting of our shareholders, Hadar Levy, or CEO was granted 100,000 RSUs (each one representing one Ordinary Share), consisting of two grants with the following terms:

Grant A

An aggregate total of 50,000 RSUs that began vesting as of March 9, 2025 (the date on which our Board of Directors initially considered this proposal upon a review of Mr. Levy’s performance), or the Vesting Commencement Date, over a four year period, vesting in four equal portions on each of the subsequent four anniversaries of the Vesting Commencement Date (each, an “Anniversary”), as follows: 25% shall be vested on the First Anniversary; 25% shall be vested on the Second Anniversary; 25% shall be vested on the Third Anniversary; and 25% shall be vested on the Fourth Anniversary, provided, in each case, that Mr. Levy continues to be employed by the Company at the time of each such scheduled vesting date, or, together, the Vesting Schedule, provided however, that on each Anniversary, the RSUs shall only vest if the ADS Price Vesting Condition (as hereinafter defined) is met. For purposes of the RSU grants, the term “ADS Price Vesting Condition” shall mean that the price per each ADS of the Company on the relevant Anniversary shall not be lower than $8.00.

Under the terms of the original grant, in the event the ADS Price Vesting Condition is not met on an Anniversary, the applicable portion of RSUs will not vest on such Anniversary and will instead become eligible to vest on the next Anniversary if the ADS Price Vesting Condition is met on such date. Any RSUs not vested due to a failure to satisfy the ADS Price Vesting Condition by the Fourth Anniversary shall be forfeited.

Grant B

An aggregate total of 50,000 RSUs to begin vesting as of the Vesting Commencement Date over a four year period, vesting in four equal portions on each subsequent Anniversary in accordance with the Vesting Schedule, provided however, that on each Anniversary, the RSUs shall only vest if the Grant B Vesting Conditions (as such term is hereinafter defined) are both met. For purposes of Grant B, the term “Grant B Vesting Conditions” shall mean:

(1)	the ADS Price Vesting Condition; and

(2)	the Company shall have, by July 24, 2026, completed a “Strategic Transaction.” For purposes of this Grant B, a “Strategic Transaction” shall be defined as a transaction (not including any transactions preceding July 24, 2025) which is expected by the Board of Directors to significantly impact the future direction of the Company’s business, and which either:

(i)	is reasonably expected by the Board of Directors, at the time of its consummation, to result in expected revenues to the Company of at least $50,000,000 within three years; or
(ii)	is entered into between the Company and a major international pharmaceutical or medical device company.

Under the terms of the original grant, in the event the ADS Price Vesting Condition is not met on an Anniversary or the vesting condition set forth under (2) above is not met by the First Anniversary, the applicable portion of RSUs will not vest on such Anniversary and will instead become eligible to vest on the next Anniversary if both Grant B Vesting Conditions are met by or on such date, as applicable. Any RSUs not vested due to a failure to satisfy the ADS Price Vesting Condition by the Fourth Anniversary shall be forfeited. In the event the vesting condition set forth under (2) above is not met by July 24, 2026, the entire Grant B will be forfeited irrespective of the satisfaction of the ADS Price Vesting Condition on any Anniversary.

On March 10, 2026, the Board made the determination that the Neurolief transaction constituted a “Strategic Transaction,” thus satisfying the first of the two Grant B Vesting Conditions. This determination was reached in March 2026, after the Company received a “milestone notice” from Neurolief informing the Company that it had successfully achieved Premarket Approval from the U.S. FDA for its Proliv™ Rx therapy addressing Major Depressive Disorder (MDD) in treatment resistant patients. Furthermore, the Price Vesting Condition (relevant to both Grants A and B) was likewise met on the First Anniversary. Also on March 10, 2026, our Board of Directors, following approval of our Compensation Committee, approved a grant of 60,000 RSUs to Mr. Levy. The RSUs are subject to a four-year vesting period, with the first 25% vesting on the date falling 12 months following the date of the Board approval (March 10, 2026), and the remaining 75% vesting in 12 equal quarterly portions until the end of the four-year period, provided, in each case that Mr. Levy continues to be employed by us at the time of each such scheduled vesting date. The grants shall otherwise be in accordance with our 2019 Plan. Such grant is subject to shareholder approval.

Employment Agreement with Ido Marom our Chief Financial Officer

In September 2023 we entered into an employment agreement with Ido Marom reflecting his compensation and other terms as our new CFO. The following is a description of Mr. Marom’s compensation package, effective as of September 1, 2023: Monthly base salary of NIS 50,000 and beginning from November 16, 2023 a monthly base salary of NIS 55,000 (approximately an annual amount of NIS 647,500); Target Annual Bonus up to three (3) months of then current base salary based on achievements of the milestones, goals and targets to be set each year by the CEO and the Board and subject to Compensation Policy; 150,000 options to purchase Ordinary Shares of the Company, at an exercise price based on the closing price of the Company on the last trading day prior to the date of the Board approval, namely August 7, 2023, subject to standard terms in the company’s Amended and Restated 2019 Share Incentive Plan and compliance with all applicable laws. The options are subject to our standard 4 year vesting period, with acceleration in the event of a change of control; Mr. Marom undertook not to compete with the products and services offered by the Company and not to do any interfering activities during the term of his employment and for 12 months of the date of termination of his employment for any reason. For information concerning subsequent equity grants to Mr. Marom see “Item 7.A. Major Shareholders and Related Party Transactions - Major Shareholders.”

Engagement with executive directors

We have engaged with each of our executive directors for compensation paid to them with respect to the services provided to the Company, for more information please see “Item 6.B. - Compensation - Director Compensation.”

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

Option Grants

Each of our directors and members of senior management are participants in our Share Incentive Plan, pursuant to which they receive from time to time grants of options to purchase our Ordinary Shares. For more information, see “Item 6. Directors, Senior Management and Employees - Share Ownership - Award Plans.”

Since January 1, 2023, we granted options to purchase 2,018,625 Ordinary Shares to employees and directors, with a weighted average exercise price of approximately $2.56 per share, or approximately NIS 8.17 per share (based on the exchange rate reported by the Bank of Israel on December 31, 2025), and 447,813 restricted share units (RSUs).

Directors and Officers Insurance Policy and Indemnification Agreements

Our articles of association permit us to exculpate, indemnify, and insure each of our directors and officers to the fullest extent permitted by the Israeli Companies Law. For information, please see “Item 6.C. - Board Practices - Exculpation, Insurance and Indemnification of Directors and Officers.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

Legal Proceedings

From time to time, we may become a party to legal proceedings and claims in the ordinary course of business. We are not currently a party to any significant active legal proceedings, subject to any disclosure set forth under “Item 4. Information on the Company - Business Overview - Legal Proceedings” which is incorporated herein by reference.

Export Sales

For geographical breakdown of the Company’s sales, see Note 19a to the financial statements included at the end of this Annual Report.

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

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2025.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Our Ordinary Shares have been trading on the TASE under the symbol “BWAY” since January 2007. The ADSs representing our Ordinary Shares have been trading on The Nasdaq Global Market under the symbol “BWAY” since April 16, 2019.

There were no suspensions in the trading of our shares in 2025, 2024 and 2023.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Ordinary Shares are listed and traded on the TASE, and ADSs, each representing one Ordinary Share and evidenced by an American depositary receipt, or ADR, are traded on The Nasdaq Global Market under the symbol “BWAY.” The ADRs were issued pursuant to a Depositary Agreement entered into with The Bank of New York, initially at a ratio of two Ordinary Shares to one ADS, which was revised to a one-for-one ratio effective March 3, 2026.

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

For a description of our material agreements, please see “Item 5.C Research and Development, Patents, and Licenses” and “Item 7.B. Related Party Transactions.”

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2025 tax year.

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

For Israeli tax purposes, capital gains taxation differs between corporate and individual shareholders. Israeli corporate shareholders are generally subject to capital gains tax at the corporate tax rate (23% as of 2025). Individual shareholders are generally subject to Israeli capital gains tax at a rate of 25%, or 30% in the case of a substantial shareholder. In addition, an excess tax applies to individuals whose taxable income exceeds the statutory threshold. The excess tax consists of a 3% surtax, and an additional 2% surtax applicable to capital income, resulting in a potential higher effective tax burden on capital gains for high income individuals.

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

Dividends distributed by an Israeli resident company to a non-Israeli resident (either an individual or a corporation) are generally subject to Israeli withholding tax on the receipt of such dividends at the rate of 25% (30% if the dividend recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12- month period). These rates may be reduced under the provisions of an applicable double tax treaty. For example, under the U.S.-Israel Double Tax Treaty, the following tax rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation, and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends the tax rate is 12.5%; (ii) if both the conditions mentioned in clause (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate under The Law for the Encouragement of Capital Investments, 1959, the tax rate is 15%; and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income is attributed to a permanent establishment of the U.S. resident in Israel.

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident), and who have taxable income that exceeds a certain threshold in a tax year (NIS 721,560 for 2025, linked to the Israeli Consumer Price Index) will be subject to an additional tax at the rate of 3% on his or her taxable income for such tax year that is in excess of such amount. For this purpose, taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

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

Distributions

Subject to the discussion under “Item 10. Additional Information - E. Taxation - U.S. Federal Income Tax Considerations - Passive Foreign Investment Companies” below, the gross amount of any distribution, including the amount of any Israeli taxes withheld from such distribution, see “Item 10. Additional Information - E. Taxation - Israeli Tax Considerations”, actually or constructively received by a U.S. Holder with respect to our Ordinary Shares (or, in the case of ADSs, received by the depositary) will be taxable to the U.S. Holder as foreign source dividend income to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles.

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

Under the Code, certain dividends received by non-corporate U.S. Holders will be subject to a maximum federal income tax rate of 20%. This reduced income tax rate is only applicable to dividends paid by a “qualified foreign corporation” that is not a PFIC for the year in which the dividend is paid or for the preceding taxable year, and only with respect to Ordinary Shares or ADSs held by a qualified U.S. Holder (i.e., a non-corporate holder) for a minimum holding period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date). As discussed below, however, we will likely be a “passive foreign investment company” (see “Item 10. Additional Information - E. Taxation - U.S. Federal Income Tax Considerations - Passive Foreign Investment Companies” below) for our current taxable year and future taxable years. Accordingly, dividends paid by us to individual U.S. Holders may not be eligible for the reduced income tax rate applicable to qualified dividends. You should consult your own tax advisor regarding the availability of this preferential tax rate under your particular circumstances.

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

Sale or Other Disposition of Ordinary Shares or ADSs

Subject to the discussion under “Item 10. Additional Information - Taxation - U.S. Federal Income Tax Considerations - Passive Foreign Investment Companies” below, if a U.S. Holder sells or otherwise disposes of its Ordinary Shares or ADSs, gain or loss will be recognized for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and such holder’s adjusted basis in the Ordinary Shares or ADSs. Such gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if the holder had held the Ordinary Shares or ADSs for more than one year at the time of the sale or other disposition. Long-term capital gains realized by non-corporate U.S. Holders are generally subject to a preferential U.S. federal income tax rate. In general, gain or loss recognized by a U.S. Holder on the sale or other disposition or our Ordinary Shares or ADSs will be U.S. source gain or loss for purposes of the foreign tax credit limitation. As discussed below in “Item 10. Additional Information – Taxation - U.S. Federal Income Tax Considerations – Passive Foreign Investment Companies,” however, we may be a PFIC for our current taxable year and future taxable years. If we are a PFIC, any such gain will be subject to the PFIC rules, as discussed below, rather than being taxed as a capital gain.

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

As discussed above under the heading “Item 10. Additional Information - E. Taxation - Israeli Tax Considerations - Taxation of Shareholders,” a U.S. Holder who holds Ordinary Shares or ADSs through an Israeli broker or other Israeli intermediary may be subject to Israeli withholding tax on any capital gains recognized on a sale or other disposition of the Ordinary Shares or ADSs if the U.S. Holder does not obtain approval of an exemption from the Israeli Tax Authorities or claim any allowable refunds or reductions. U.S. Holders are advised that any Israeli tax paid under circumstances in which an exemption from (or a refund of or a reduction in) such tax was available will not be creditable for U.S. federal income tax purposes. U.S. Holders are advised to consult their Israeli broker or intermediary regarding the procedures for obtaining an exemption or reduction.

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

A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of the Ordinary Shares or ADSs, our PFIC status will depend in large part on the market price of the Ordinary Shares or ADSs, which may fluctuate significantly. Based on our retention of a significant amount of cash and cash equivalents, and depending on the market price of the Ordinary Shares or ADSs, we may be treated as a PFIC for the 2025 taxable year and may be treated as a PFIC in future taxable years.

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

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Ordinary Shares or ADSs, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Item 10. Additional Information - Taxation - U.S. Federal Income Tax Considerations - Passive Foreign Investment Companies,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our principal shareholders are exempt from the provisions of Section 16 of the Exchange Act in its entirety. On December 18, 2025, the Holding Foreign Insiders Accountable Act was signed into law, which amended Section 16(a) of the Exchange Act to require directors and officers of foreign private issuers to comply with Section 16(a) insider reporting requirements beginning March 18, 2026. Accordingly, our directors and officers are required to file initial ownership reports on Form 3 and transaction reports on Form 4, generally within two business days of a transaction, with respect to our equity securities. Our directors and officers remain exempt from the short-swing profit recovery provisions of Section 16(b) and the short sale provisions of Section 16(c) of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly, and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act or, in some cases, at all. However, we are required to comply with the informational requirements of the Exchange Act, and, accordingly, file current reports on Form 6-K, annual reports on Form 20-F and other information with the SEC.

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

Foreign Currency Exchange Risk

The U.S. dollar is our functional and reporting currency. Although a substantial portion of our expenses (mainly salaries and related costs) are denominated in NIS, accounting for approximately 21.4% of our expenses in the year ended December 31, 2025, all of our financing has been in U.S. dollars, and the substantial majority of our liquid assets are held in U.S. dollars. Furthermore, while we anticipate that a portion of our expenses, principally salaries and related personnel expenses in Israel will continue to be denominated in NIS, we expect to incur an increasing amount of expenses in U.S. dollars as we increase our marketing and sales personnel and enhance our clinical studies in the United States. Changes of 5% in the U.S. dollar/NIS exchange rate would have increased/decreased operating expenses by approximately $522 thousand during the year ended December 31, 2025. We also have expenses, although to a much lesser extent, in other non-U.S. dollar currencies, in particular the Euro.

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

Each of the American Depositary Shares, or ADSs, represents one (1) Ordinary Share. The ADSs trade on The Nasdaq Global Market.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013). Based on our assessment and this framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

(d)	Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2025, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

	Year Ended December 31,
	2025	2024
Services Rendered	In U.S dollars thousands
Audit (1)	368.5	310
Tax fees (2)	147	46
Total	515.5	356

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Tax fees relate to tax compliance, tax planning, and tax advice.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee’s specific responsibilities in carrying out its oversight of the quality and integrity of the accounting, auditing, and reporting practices of the Company include the approval of audit and non-audit services to be provided by the external auditor. The audit committee approves in advance the particular services or categories of services to be provided to the Company during the following yearly period and also sets forth a specific budget for such audit and non-audit services. Additional non- audit services may be pre-approved by the audit committee.

During 2025, all services provided to us by Ernst & Young were approved by our Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

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

To date, no cybersecurity incident (or aggregation of incidents) or cybersecurity threat has materially affected our results of operations or financial condition. However, an actual or perceived breach of our security could damage our reputation, cause existing clients to discontinue using our Deep TMS systems, prevent us from attracting new clients, interfere with the progress of our clinical trials, interfere with our efforts to pursue regulatory approvals for our product candidates, or subject us to third-party lawsuits, regulatory fines or other actions or liabilities, any of which could adversely affect our business, operating results or financial condition. During the year ended December 31, 2024 we purchased a cyber liability insurance policy, which remains in effect as of the date hereof. For further information, see also “Item 3D. Risk Factors - Risks Related to our Business and Industry.”

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19. EXHIBITS

See Exhibit Index on page 166.

EXHIBIT INDEX

1.1	Articles of Association of the Registrant, as amended (incorporated by reference to Exhibit A of Exhibit 99.1 to the Form 6-K filed by the Company with the SEC on October 1, 2024).

2.1	Form of Deposit Agreement between BrainsWay Ltd., The Bank of New York Mellon as Depositary , and owners and holders from time to time of ADSs issued thereunder (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6 filed by The Bank of New York Mellon with the SEC on February 1, 2019).

2.2	Form of American Depositary Receipt (incorporated by reference to prospectus included in the Registration Statement on Form F-6 filed by The Bank of New York Mellon with the SEC on February 18, 2026).

2.3**	Description of Share Capital.

4.1	Amended and Restated BrainsWay 2019 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company ’s Annual Report on Form 20-F filed by the Company with the SEC on April 19, 2021).

4.2	Form of Letter of Exculpation and Indemnification (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.3	Compensation Policy for Executive Officers and Directors, dated June 17, 2024 (incorporated by reference to Appendix B of Exhibit 99.1 to the Company ’s Form 6-K, filed by the Company with the SEC on May 9, 2024).

4.4	Employment Agreement, dated March 22, 2023, between BrainsWay Ltd. and Hadar Levy as Chief Executive Officer (incorporated by reference to Exhibit 4.6 to the Company ’s Annual Report on Form 20-F filed by the Company with the SEC on March 27, 2023).

4.6	Patent License Agreement, dated July 7, 2003, by and between BrainsWay , Inc. and the United States Public Health Service (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.7	Patent License Amendment, dated August 24, 2005, by and between BrainsWay , Inc. and the United States Public Health Service (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.8	Second Amendment to Patent License Agreement, dated April 17, 2008, by and between BrainsWay , Inc. and the United States Public Health Service (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.9	License Agreement, dated June 2, 2005, by and between BrainsWay , Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.10	Agreement, dated August 19, 2007, by and between BrainsWay , Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.11	Agreement, dated January 18, 2009, by and between BrainsWay , Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.12	Agreement, dated March 23, 2010, by and between BrainsWay , Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.13	Agreement, dated November 12, 2009, by and between BrainsWay , Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.14	First Amendment to Fourth Addendum Agreement, dated May 11, 2010, by and between BrainsWay , Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.15	Agreement, dated February 22, 2018, by and between BrainsWay , Inc. and Yeda Research and Development Company Ltd. (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 filed by the Company with the SEC on January 14, 2019).

4.16	Underwriting Agreement, dated February 23, 2021, between the Company and Oppenheimer & Co. Inc. (incorporated by reference to Exhibit 1.1 to the Form 6- K filed by the Company with the SEC on February 25, 2021).

4.17	Securities Purchase Agreement, dated as of September 29, 2024, by and between BrainsWay Ltd. and Valor BrainsWay Holdings, LLC (incorporated by reference to Exhibit 99.2 to the Form 6-K filed by the Company with the SEC on September 30, 2024).

4.18	Purchase American Depositary Shares issued to Valor BrainsWay Holdings, LLC (incorporated by reference to Exhibit 99.3 to the Form 6-K filed by the Company with the SEC on September 30, 2024).

4.19	Registration Rights Agreement, dated as of September 29, 2024, by and between BrainsWay Ltd. and Valor BrainsWay Holdings, LLC (incorporated by reference to Exhibit 99.4 to the Form 6-K filed by the Company with the SEC on September 30, 2024).

4.20	First Amendment, dated as of November 5, 2024, to Registration Rights Agreement, dated as of September 29, 2024, by and between BrainsWay Ltd. and Valor BrainsWay Holdings, LLC (incorporated by reference to Exhibit 99.2 to the Form 6-K filed by the Company with the SEC on November 5, 2024)

4.21**	Amendment No. 1 to Warrant to Purchase American Depositary Shares issued to Valor BrainsWay Holdings, LLC, effective as of April 1, 2025.

4.22	Investment Agreement between Neurolief Ltd. and BrainsWay Ltd., dated as of August 18, 2025 (incorporated by reference to Exhibit 99.2 to the Form 6-K filed by the Company with the SEC on August 21, 2025).

4.23	Call Option Agreement among BrainsWay Ltd., Neurolief Ltd., the persons listed in Schedule A thereto and Behir Sabban, Adv., dated August 18, 2025 (incorporated by reference to Exhibit 99.3 to the Form 6-K filed by the Company with the SEC on August 21, 2025).

4.24**	First Amendment to a Fifth Addendum Agreement, dated January 25, 2026, by and between BrainsWay , Inc. and Yeda Research and Development Company Ltd.

8**	List of Subsidiaries.

11.1	Insider Trading Compliance Policy incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F filed by the Company with the SEC on April 22, 2025.

12.1**	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2**	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13**	Certification by Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1**	Consent of Kost Forer Gabbay & Kasierer, Member Firm of Ernst & Young Global.

97.1	BrainsWay Ltd. Policy for Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 28, 2024).

101	The following financial statements from the Company’s 20-F for the fiscal year ended December 31, 2025 formatted in Inline XBRL: (i) Consolidated Statements of Comprehensive Loss, (ii) Consolidated Statements of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to the Consolidated Financial Statements.

104	Cover Page Interactive Data File.

** Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BRAINSWAY LTD.

By:	/s/ Hadar Levy
Name: Hadar Levy
Title: Chief Executive Officer

By:	/s/ Ido Marom
Name: Ido Marom
Title: Chief Financial Officer

Date: April 20, 2026

BRAINSWAY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

U.S. DOLLARS IN THOUSANDS

BRAINSWAY LTD. AND ITS SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025 AND 2024 AND FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Brainsway Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Brainsway Ltd. And its subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive profit (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 20, 2026, expressed an unqualified opinion thereon.

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

Inventory Valuation

Description of the Matter

As of December 31, 2025, the Company’s inventory balance amounted to $6,523 thousand. As described in Note 2 to the consolidated financial statements, inventories are measured at the lower of cost and net realizable value. The provision for excess and obsolete inventory is based on management’s assessments and estimates.

Auditing management’s evaluation of the provision for excess and obsolete inventory was complex due to the significant auditor judgment involved in evaluating management's significant assumptions such as inventory aging, condition, future demand and technological developments that are affected by market and economic conditions outside the Company’s control.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company's excess and obsolete inventory provision process, including controls over management’s assessment of the significant assumptions and the underlying data used in the valuation.

Our substantive audit procedures included evaluating the significant assumptions and testing the completeness and accuracy of the underlying data used in management’s excess and obsolete inventory valuation assessment. We performed sensitivity analyses over the significant assumptions to evaluate how changes in those significant assumptions would affect the estimated provision. In addition, we performed inquiries of management and obtained supporting documentation to evaluate the Company’s estimates.

/s/ Kost Forer Gabbay & Kasierer

A Member of EY Global

We have served as the Company’s auditor since 2003.

Tel-Aviv, Israel

April 20, 2026

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Brainsway Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Brainsway Ltd. and subsidiaries' internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Brainsway Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of comprehensive profit (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated April 20, 2026 expressed an unqualified opinion thereon.

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

/s/ Kost Forer Gabbay & Kasierer

A Member of EY Global

Tel-Aviv, Israel

April 20, 2026

BRAINSWAY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	4	$67,700	$69,345
Restricted cash	4	251	271
Trade receivables, net	5	4,111	4,596
Inventory	6	6,523	4,426
Other current financial assets		1,432	—
Other current assets	7	3,807	1,032
Total current assets		83,824	79,670

NON-CURRENT ASSETS:
System components	8	1,584	1,707
Leased systems, net	8	4,860	3,959
Other property and equipment, net	8	788	752
Right-of-use assets	11	5,548	5,530
Other long-term assets	9	1,931	2,698
Other non-current financial assets	12c	14,656	—

Total non-current assets		29,367	14,646
Total assets		$113,191	$94,316

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables		$2,428	$2,868
Deferred revenues		10,551	4,434
Liability in respect of government grants	15a	1,679	1,293
Current maturities of lease liabilities	11	1,075	824
Other accounts payable	10	6,762	5,927
Total current liabilities		22,495	15,346

NON-CURRENT LIABILITIES:
Deferred revenues		6,762	3,625
Liability in respect of government grants	15a	5,029	5,803
Lease liabilities	11	5,742	4,800
Warrants liability	12d	—	2,429
Total non-current liabilities		17,533	16,657

EQUITY:	16
Share capital Ordinary shares of NIS 0.04 par value: Authorized- 120,000,000 ordinary shares; Issued and outstanding- 39,165,805 ordinary shares on December 31, 2025 and 37,626,427 ordinary shares on December 31, 2024		430	413
Share premium		162,221	157,597
Reserve for share-based payment	17	3,506	4,872
Currency translation adjustments		(2,188)	(2,188)
Accumulated deficit		(90,806)	(98,381)
Total equity		73,163	62,313
Total equity and liabilities		$113,191	$94,316

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSWAY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT (LOSS)

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2025	2024	2023
Revenues	18a	$52,225	$41,016	$31,785
Cost of revenues	18b	12,839	10,435	8,308
Gross profit		39,386	30,581	23,477

Research and development expenses, net	18c	9,603	7,190	6,665
Selling and marketing expenses	18d	18,933	16,203	16,456
General and administrative expenses	18e	6,527	5,797	5,315
Total operating expenses		35,063	29,190	28,436
Operating profit (loss)		4,323	1,391	(4,959)
Finance income	18f	5,596	3,584	2,171
Finance expense	18f	2,209	1,516	1,158

Profit (loss) before income taxes		7,710	3,459	(3,946)
Income taxes	14	135	538	251
Net profit (loss) and total comprehensive profit (loss)		$7,575	$2,921	$(4,197)
Basic net income (loss) per share	19	0.20	0.09	(0.13)
Diluted net income (loss) per share	19	$0.18	$0.05	$(0.13)

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSWAY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Share capital	Share premium and other reserves	Reserve for share-based payment	Currency translation adjustments	Accumulated deficit	Total equity
Balance as of January 1, 2023	$364	138,146	6,180	(2,188)	(97,105)	45,397
Net loss and total comprehensive loss	—	—	—	—	(4,197)	(4,197)
Exercise of share options	3	798	(801)	—	—	—
Expiration of share options	—	1,400	(1,400)	—	—	—
Cost of share-based payment	—	—	381	—	—	381

Balance as of December 31, 2023	367	140,344	4,360	(2,188)	(101,302)	41,581
Net income and total comprehensive income	—	—	—	—	2,921	2,921
Exercise of share-based payment into shares	1	805	(789)	—	—	17
Forfeiture of share options	—	140	(140)	—	—	—
Issuance of shares, net (**)	45	16,308	—	—	—	16,353
Cost of share-based payment	—	—	1,441	—	—	1,441
Balance as of December 31, 2024	413	157,597	4,872	(2,188)	(98,381)	62,313
Net income and total comprehensive income	—	—	—	—	7,575	7,575
Exercise of share options	5	2,565	(2,570)	—	—	—
Cost of share-based payment	—	—	1,204	—	—	1,204
Warrants classified to equity during the period (***)		2,071				2,071
Issuance of shares, net	12	(12)				—
Balance as of December 31, 2025	$430	162,221	3,506	(2,188)	(90,806)	73,163

(*) Less than $1

(**) Net of issuance expenses of $222 thousand

(***) See note 12(e)

The accompanying notes are an integral part of the consolidated financial statements.

BRAINSWAY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Total comprehensive profit (loss)	$7,575	$2,921	$(4,197)
Adjustments to reconcile net profit (loss) to net cash used in operating activities:

Adjustments to profit or loss items:
Depreciation and amortization	665	660	362
Depreciation of leased systems	873	1,111	975
Impairment and disposal of inventory and system components	40	1,519	1,447
Finance income, net	(3,620)	(2,068)	(1,013)
Cost of share-based payment	1,196	1,441	381
Income taxes	135	538	251
Total adjustments to reconcile loss	(711)	3,201	2,403
Changes in asset and liability items:
Increase in inventory	(1,396)	(920)	(506)
Decrease (increase) in trade receivables	607	(867)	1,089
Decrease (increase) in other current assets	(996)	1,649	(312)
Increase (decrease) in trade payables	(476)	2,119	(327)
Decrease (increase) in other financial assets	768	-	-
Increase in other accounts payable	400	129	62
Increase in deferred revenues	9,254	277	1,629
Total changes in asset and liability	8,161	2,387	(1,635)
Cash (paid) received during the year for:
Interest paid	(298)	(124)	(253)
Interest received	3,399	2,922	1,707
Income taxes paid	(638)	(1,009)	(11)
Total cash received during the year	2,463	1,789	1,443
Net cash provided by operating activities	17,488	10,298	1,284
Cash flows from investing activities:
Proceeds from purchase of property and equipment and system components, net	(2,340)	(3,794)	(2,387)
Purchase of financial assets measured at fair value	(14,494)	—	—
Withdrawal of restricted cash	20	—	—
Procceds from Deposits	20	—	—
Proceeds from lease assets	—	76	—
Proceeds from short-term bank deposits	—	35,000	—
Investment in short-term bank deposits	(20)	—	(35,000)
Investment in Commission asset	(652)	(971)	(22)
Net cash provided by (used in) investing activities	(17,466)	30,311	(37,409)
Cash flows from financing activities:
Proceeds from government grants	—	—	32
Repayment of liability in respect of research and development grants	(1,196)	(1,108)	(787)
Repayment of lease liabilities	(832)	(424)	(271)
Issuance of share capital, net	—	—	—
Exercise of share options	—	17	—
Issuance of warrants liability	—	3,425	—
Withdrawal of Investments in financial liability	319	—	—
Proceeds from issuance of shares, net	—	16,353	—
Net cash provided by (used in) financing activities	(1,709)	18,263	(1,026)
Exchange rate differences on balance of cash and cash equivalents	42	(47)	90
Increase (decrease) in cash and cash equivalents	(1,645)	58,825	(37,061)
Cash and cash equivalents at the beginning of the year	69,345	10,520	47,581
Cash and cash equivalents at the end of the year	$67,700	$69,345	$10,520
(a) Significant non-cash transactions:
Right-of-use asset recognized with corresponding lease liability	$827	$5,548	$308

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

The Company received its first commercial Deep TMS product clearance from the FDA in 2013, for the treatment of MDD in adult patients who have failed to achieve satisfactory improvement from anti-depressant medication. In April 2021, the Company received FDA clearance for a shorter innovative MDD treatment and in August 2021, the Company received an additional clearance from the FDA for expansion of the existing MDD clearance to include the non- invasive treatment of anxiety symptoms. In 2022, the Company extended its FDA clearance for MDD (including anxious depression) to our H7 Coil, also via the 510(k) process. In May 2024, the FDA cleared an expansion of the Company’s MDD clearance allowing for the treatment of patients with late life depression. The expanded clearance covers MDD patients ages 22 to 86, changing the previous upper age limit of 68. In November 2025 the FDA cleared an expanded labeling of the Company’s system to treat adolescent (ages 15-21) MDD indications as an adjunct therapy. Also in 2025, the Company obtained an expansion of its clearance to cover an accelerated treatment protocol for MDD. Our Deep TMS system for MDD is currently marketed to and installed at psychiatrists’ offices and other facilities principally in the United States and in certain other countries throughout the world.

The Company received de novo clearance from the FDA in August 2018 for use of its Deep TMS an adjunct therapy for adult patients suffering from OCD, and a clearance from the FDA in August 2020 for use of its Deep TMS system as an aid in short-term smoking cessation in adults.

The Company and its wholly owned subsidiaries, BrainsWay, Inc. (“Inc”), Brain R&D Services Ltd. (“Brain R&D”), BrainsWay USA Inc (“USA Inc”) and Tikva LLC (“Tikva”) (collectively the “Group”), derive revenues from the sale and lease of its systems and from related services.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: GENERAL (Continued)

b.	The Company has an operating income of $4,323 for the year ended December 31, 2025. The Company’s management and board of directors believe that the Company has sufficient funding to finance its business activity according to its plans in the foreseeable future.

NOTE 2: ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

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

The Company has elected to apply the practical expedient allowed by IFRS 15 according to which the Company does not separate the financing component in transactions for which the period of financing is one year or less and recognizes revenue in the amount of the consideration stated in the contract even if the customer pays for the goods or services before or subsequent to their receipt.

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

Costs of obtaining a contract:

In order to obtain certain contracts with customers, the Company incurs incremental costs in obtaining the contract (such as sales commissions which are contingent on making binding sales). The Company applies judgment in estimating the amortization period by taking into consideration customer contract terms, history of renewals, expected length of customer relationship, as well as the useful life of the products. Sales commission expenses are amortized over the expected period of benefits and included in Selling and Marketing expenses in the accompanying consolidated statements of income. For costs that the Company would have capitalized and amortized over one year or less, the Company has elected to apply the practical expedient and expense these contract costs as incurred. Costs to obtain contracts amortization expense for the years 2025, 2024 and 2023 were $3,414, $2,600 and $3,400, respectively.

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

During 2025, the Company recognized revenue of 4,211 that was included in the contract liability balance as of December 31, 2024.

Allocating the transaction price:

For contracts that consist of more than one performance obligation at contract inception, the Company allocates the contract transaction price (after discounts when applicable) to each performance obligation identified in the contract on a relative stand-alone selling price basis. The stand-alone selling price is the price at which the Company would sell the promised goods or services separately to a customer.

The Company’s remaining performance obligations represent contracted revenue that has not yet been recognized. As of December 31, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations that the Company expects to recognize as revenue was $24,000. As of December 31, 2025, the Company expects to recognize 56% of its remaining performance obligations as revenue over the next 12 months, and the remainder through 2030.

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

NOTE 2: ACCOUNTING POLICIES(Continued)

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

h.	System components, leased systems and other property and equipment, net:

Other property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that are used in connection with plant and equipment.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%
Leased systems	15
Laboratory equipment	15
Computers	33
Office furniture and equipment	3 — 15
Leasehold improvements	10 — 33

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

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected cash flows are discounted using a pre- tax discount rate that reflects the risks specific to the asset and the time value of money. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

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

k.	Financial instruments:

1.	Financial assets:

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss. After initial recognition, investments in equity instruments and in debt instruments that do not meet the criteria for measurement at amortized cost or at fair value through other comprehensive income, are measured at fair value and gains or losses from fair value adjustments are recognized in profit or loss. When the company holds instruments, other than ordinary shares, issued by an investee over which it has significant influence, the company evaluates, based on the characteristics of the instrument, whether the instrument forms part of the ‘investment in an associate or joint venture’, which is accounted for under IAS 28; or whether the instrument falls in the scope of IFRS 9.

2.	Financial liabilities:

a.	Financial liabilities measured at fair value through profit or loss:

Financial liabilities measured at fair value through profit or loss include liabilities held for trading, including derivatives, and financial liabilities that meet certain criteria which are designated upon initial recognition to fair value through profit or loss.

At initial recognition, the Company measures these financial liabilities at fair value. Transaction costs are recognized in profit or loss. After initial recognition, changes in fair value are recognized in profit or loss, except for changes that can be attributed to changes in the financial liability's credit risk which are recorded in other comprehensive income.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: ACCOUNTING POLICIES (Continued)

b.	Change of terms:

1.	Equity instrument to financial liability:

When an amendment to the contractual terms of an equity instrument results in the instrument being classified as a financial liability, the company recognizes the financial liability at fair value under the general provisions of IFRS 9. Any difference between the carrying amount of the financial liability and that of the previously recognized equity instrument is recognized in equity in accordance with the general principle of IAS 32.

2.	Financial liability to equity instrument:

Where the contractual terms of a financial liability are amended such that the instrument then meets the definition of an equity instrument, the instrument is reclassified to equity in accordance with IAS 32 and, where applicable, IFRIC 19.

l.	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control, when they are substantive. Whether an option is substantive depends on facts and circumstances, common factors to consider are exercise price or conversion price relative to market terms; ability to obtain financing; and timing and length of exercise period.

m.	Share-based payment transactions:

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

The fair value of the restricted shares granted is determined using the closing price of the Company’s ordinary shares, as quoted in the Tel-Aviv Stock Exchange (TASE) on the day of the grant.

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement is based on the assumption that the transaction will take place in the asset's or the liability's principal market, or in the absence of a principal market, in the most advantageous market.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: ACCOUNTING POLICIES (Continued)

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. Fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 2: ACCOUNTING POLICIES (Continued)

o.	New currently Effective Requirements.

a.	Forthcoming requirements

IFRS 18, "Presentation and Disclosure in Financial Statements":

In April 2024, the International Accounting Standards Board ("the IASB") issued IFRS 18, "Presentation and Disclosure in Financial Statements" ("IFRS 18") which replaces IAS 1, "Presentation of Financial Statements". IFRS 18 is aimed at improving comparability and transparency of communication in financial statements. IFRS 18 retains certain existing requirements of IAS 1 and introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information.

b.	IFRS 18 does not modify the recognition and measurement provisions of items in the financial statements. However, since items within the statement of profit or loss must be classified into one of five categories (operating, investing, financing, taxes on income and discontinued operations), it may change the entity's operating profit. Moreover, the publication of IFRS 18 resulted in consequential narrow scope amendments to other accounting standards, including IAS 7, "Statement of Cash Flows" and IAS 34, "Interim Financial Reporting".

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively. Early adoption is permitted, subject to disclosure.

The Company is evaluating the effects of IFRS 18, including the effects of the consequential amendments to other accounting standards, on its consolidated financial statements.

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

NOTE 4: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

1.	Cash and cash equivalents:

	December 31,
	2025	2024
Cash for immediate withdrawal	$12,528	$14,068
Cash equivalents - bank deposits less than three months	55,172	55,277
Total	$67,700	$69,345

Short-term deposits at banks are for periods of up to three months. The deposits earn annual interest at the respective term of the deposits of approximately 4%.

2.	Restricted cash:

	December 31,
	2025	2024
Restricted cash - bank deposits	$251	$271

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 5: TRADE RECEIVABLES,NET

a.	Trade receivables, net:

	December 31,
	2025	2024
Open accounts (1)	$5,636	$5,758
Less-allowance for credit losses	(1,525)	(1,162)
Trade receivables, net	$4,111	$4,596

(1)	Trade receivables generally have 90-day credit terms. Certain customers payments are made through monthly credit card transactions.

b.	Movement in allowance credit losses:

U.S. dollars in thousands
Balance as of January 1, 2024	904
Change in provision for the year	432
Derecognition of bad debts	(174)
Balance as of December 31, 2024	$1,162
Change in provision for the year	564
Derecognition of bad debts	(201)
Balance as of December 31, 2025	1,525

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 5: TRADE RECEIVABLES, NET (Continued)

Following is information about the credit risk exposure of the Company’s trade receivables: December 31, 2025:

	Not past due	<30 days	30 - 60 days	61 - 90 days	91 - 120 days	>120 days	Total
			U.S. dollars in thousands
Gross carrying amount	$1,964	$560	$301	$224	$469	$2,118	$5,636
Allowance for doubtful accounts	$40	$25	$41	$38	$85	$1,296	$1,525
Trade receivables, net	$1,924	$535	$260	$186	$384	$822	$4,111

Following is information about the credit risk exposure of the Company’s trade receivables: December 31, 2024:

	Not past due	<30 days	30 - 60 days	61 - 90 days	91 - 120 days	>120 days	Total
			U.S. dollars in thousands
Gross carrying amount	$2,962	$658	$777	$200	$372	$789	$5,758
Allowance for doubtful accounts	$126	$104	$120	$99	$103	$610	$1,162
Trade receivables, net	$2,836	$554	$657	$101	$269	$179	$4,596

NOTE 6: INVENTORY

	December 31,
	2025	2024
Raw materials	$1,877	$2,795
Work in progress	1,088	208
Finished goods	1,436	2,573
Inventory in transit	2,988	—
Total	7,389	5,576
Provision for Inventory	(866)	(1,150)
Inventory, net	$6,523	$4,426

NOTE 7: OTHER CURRENT ASSETS

	December 31,
	2025	2024
Government authorities	$760	$454
Prepaid Expenses and Deposits	1,302	578
Short- Term Commission Assets	846	—
Advance for Income tax	899	—
other current assets	$3,807	$1,032

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 8: SYSTEM COMPONENTS, OTHER PROPERTY AND EQUIPMENT, NET

December 31, 2025:

	System Components		Leased systems		Laboratory equipment and Computers	Office furniture and equipment	Leasehold Improvements	Total
Cost:
Balance as of January 1, 2025	$1,707		$8,181		$1,297	$448	$394	$12,027
Purchases	2,201		—		155	7	22	2,385
Transfer to Leased systems	(2,324)		2,324		—	—	—	—
Reductions	—		(765	)(**)	(752)	(225)	(57)	(1,799)
Balance as of December 31, 2025	1,584	(*)	9,740		700	230	359	12,613

Accumulated depreciation:
Balance as of January 1, 2025	—		4,222		1,089	222	76	5,609
Additions	—		875		90	25	33	1,023
Reductions	—		(217)		(752)	(225)	(57)	(1,251)

Balance as of December 31, 2025	—		4,880		427	22	52	5,381

Depreciated cost as of December 31, 2025	$1,584		$4,860		$273	$208	$307	$7,232

(*) Includes impairment provision of $607

(**) Classification to inventory - derived mainly from returned systems as well as sale of leased systems

December 31, 2024

				Laboratory equipment	Office furniture
	System Components	Leased systems		and Computers	and equipment	Leasehold improvements	Total
Cost
Balance as of January 1, 2024	$1,273	$8,494		$1,217	$225	$102	$11,311
Purchases	3,112	—		80	223	307	3,722
Transfer to Leased systems	(2,092)	2,092		—	—	—	—
Reductions	(586)	(2,405	)(**)	—	—	(15)	(3,006)
Balance as of December 31, 2024	1,707 (*)	8,181		1,297	448	394	12,027

Accumulated depreciation:
Balance as of January 1, 2024	—	4,794		1,006	90	59	5,949
Additions	—	1,111		83	132	32	1,358
Reductions	—	(1,683)		—	—	(15)	(1,698)

Balance as of December 31, 2024	—	4,222		1,089	222	76	5,609

Depreciated cost as of December 31, 2024	$1,707	$3,959		$208	$226	$318	$6,418

(*) Includes impairment provision of $464

(**) Classification to inventory - derived mainly from returned systems as well as sale of leased systems.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 9: OTHER LONG-TERM ASSETS

	December 31,
	2025	2024
Commission Assets and deposits	$1,523	$1,635
Deferred tax assets, net (see note 14(d))	408	1,063

Total other long term assets	$1,931	$2,698

NOTE 10: OTHER ACCOUNTS PAYABLE

	December 31,
	2025	2024
Employee and payroll accruals	$3,198	$2,724
Accrued expenses	3,197	2,576
Institutions	232	250
Income tax payable	13	268
Other (1)	122	109

Other accounts payable	$6,762	$5,927

(1)	current non-interest-bearing accounts.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 11: LEASES

A.	Information regarding material lease agreements

a.  The Company leases offices in Jerusalem for a base period of five years under a contract for offices, labs and manufacturing facilities starting July 2024. The Jerusalem office lease agreement contains a five-year extension option that the Company is reasonably certain to exercise.

The contractual periods of the aforesaid lease agreement and extension end July 2035.

b.  The Company leases vehicles for approximately four-year periods from a leasing company. The agreements with the leasing company do not contain extension and/or termination options that the Company is reasonably certain to exercise.

c. The Company entered into a lease agreement for warehouse facilities, commencing in September 2025, for a term of three years, with an option to extend for an additional three-year period that the Company is reasonably certain to exercise. The contractual periods of the aforesaid lease agreement and extension end September 2031.

The vehicles and office lease payments are linked to the local consumer price indexes known on the lease’s date of inception.

B.	Information on leases in which the Company is a lessee:

	Year ended December 31,
	2025	2024
Interest expense on lease liabilities	$581	$127
Exchange rate differences	807	64
Adjustments for indexation	110	74
Depreciation expenses on right-of-use assets	745	483

C. Right-of-use assets

Composition:

December 31, 2025:

	Buildings	Vehicles	Total
Cost:
Balance as of January 1, 2025	5,289	767	6,056
Additions to right-of-use assets for new leases	511	205	716
Adjustments for indexation	110	—	110
Disposals	—	(118)	(118)
Balance as of December 31, 2025	5,910	854	6,764

Accumulated depreciation:
Balance as of January 1, 2025	325	201	526
Depreciation	535	210	745
Disposals	—	(55)	(55)

Balance as of December 31, 2025	860	356	1,216

Depreciated cost as of December 31, 2025	5,050	498	5,548

December 31, 2024:

	Buildings	Vehicles	Total
Cost
Balance as of January 1, 2024	296	478	774
Additions to right-of-use assets for new leases	5,215	407	5,622
Adjustments for indexation	74	—	74
Disposals	(296)	(118)	(414)
Balance as of December 31, 2024	5,289	767	6,056

Accumulated depreciation:
Balance as of January 1, 2024	216	130	346
Depreciation	325	158	483
Disposals	(216)	(87)	(303)

Balance as of December 31, 2024	325	201	526

Depreciated cost as of December 31, 2024	4,964	566	5,530

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 11: LEASES

C. Lease liabilities:

December 31, 2025:

U.S. dollars in thousands
Maturity analysis:
Less than one year	$1,093
One to five years	4,040
More than five years	3,357
Total lease commitments	8,490
Impact of discounting remaining lease payments	(1,673)
Lease liabilities as of December 31, 2025:	6,817

Current	1,075
Non-current	5,742

Total	$6,817

December 31, 2024:

U.S. dollars in thousands
Maturity analysis:
Less than one year	$834
One to five years	3,920
More than five years	2,868
Total lease commitments	7,622
Impact of discounting remaining lease payments	(1,998)
Lease liabilities as of December 31, 2024:	5,624

Current	824
Non-current	4,800

Total	$5,624

D. Information on leases in which the Company is a lessor:

Maturity analysis of undiscounted future lease payments receivable for operating leases:

	December 31,
	2025	2024
First year	$14,963	$12,031
Second year	13,570	10,650
Third year	10,382	8,926
Fourth year	5,757	5,630
Fifth year	717	1,260
Sixth year and thereafter	—	24
Total	$45,389	$38,521

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

The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company's long-term liabilities in respect of government grants received from IIA. The repayment of grants received by the Company from 2018 bear an interest rate that reference SOFR and are expected to be repaid after 2025.

3.	Credit risk:

Credit risk is the risk that a counterparty will not meet its obligations as a customer or under a financial instrument leading to a loss to the Group. The Group is exposed to credit risk from its operating activity (primarily trade receivables and investments in financial assets).

4.	Liquidity risk:

The Company monitors its risk of a shortage of cash using a quarterly budget.

5.	Market risk:

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risks, such as share price risk and commodity risk. Financial instruments affected by market risk include, among others, loans and borrowings, deposits, available-for-sale investments and derivative financial instruments. For more information see 12d.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 12: FINANCIAL INSTRUMENTS (Continued)

b.	The table below presents the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments including interest payments:

December 31, 2025:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total
Trade payables	2,428	—		—	—	—	2,428
Other accounts payable	6,443	—	—	—	—	—	6,443
Liability in respect of research and development grants	1,839	2,272	2,685	2,016	605	—	9,417
Lease liabilities	1,093	1,092	1,022	951	975	3,357	8,490
Total	11,803	3,364	3,707	2,967	1,580	3,357	26,778

December 31, 2024:

	Less than	1 to 2	2 to 3	3 to 4	4 to 5	>5
	one year	years	years	years	years	years	Total
Trade payables	$2,868	—	$—	$—	$—	$—	$2,868
Other accounts payable	5,927	—	—	—	—	—	5,927
Liability in respect of research and development grants	1,419	2,040	2,685	2,850	1,609	169	10,772
Lease liabilities	834	843	835	759	721	3,630	7,622

Total	$11,048	$2,883	$3,520	$3,609	$2,330	$3,799	$27,189

c.	Sensitivity tests relating to changes in foreign currency:

December 31, 2025	USD	NIS	Other	Total
Cash and Cash equivalents
Restricted cash	66,202	922	576	67,700
Short-term deposits	251	—	—	251
Trade receivables, net	2,890	553	668	4,111
Other current assets	129	630	—	759
Other current financial assets	—	1,432	—	1,432
	69,472	3,537	1,244	74,253
Financial liabilities at amortized cost	(9,692)	(12,657)	(33)	(22,382)
Total net financial assets	59,780	(9,120)	1,211	51,871

December 31, 2024
Cash and Cash equivalents	67,791	630	924	69,345
Restricted cash	271	—	—	271
Short-term deposits	—	—	—	—
Trade receivables, net	2,938	560	1,098	4,596
Other current assets	135	897	—	1,032
Other long-term Assets	2,611	82	5	2,698
	73,746	2,169	2,027	77,942
Financial liabilities at amortized cost	(11,170)	(10,343)	(2)	(21,515)
Total net financial assets	62,576	(8,174)	2,025	56,427

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 12: FINANCIAL INSTRUMENTS (Continued)

The following is a sensitivity analysis of changes to profit (loss) and equity in the exchange rate of the NIS as of December 31:

	December 31,
	2025	2024
Sensitivity test to changes in the NIS exchange rate:
Gain (loss) from the change:
Increase of 5% in exchange rate	$(395)	$(307)
Increase of 10% in exchange rate	$(791)	$(615)
Decrease of 5% in exchange rate	$395	$307
Decrease of 10% in exchange rate	$791	$615

As of December 31, 2025, the Company has a deficit of financial liabilities over financial assets in NIS in relation to US dollar of $9,120.

As of December 31, 2025, the Company has an excess of financial assets over financial liabilities in Euro in relation to US dollar of $1,233 and has an excess of financial liabilities over financial assets in CAD in relation to US dollar of $22. An increase or decrease of 5% of the US dollar relative to the Euro and CAD would have an effect of $62 and $1.1, respectively.

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

d.	Financial assets and liabilities:

	December 31,
	2025	2024
	USD in thousands
Financial assets at fair value through profit or loss:

Neurolief (a)	5,366	-
Stella (b)	5,000	-
Axis (c)	2,377	-
Tangient (d)	1,538	-
DGR	250	-
Radial	125	-

Total financial assets at fair value through profit or loss	14,656	-

Financial liabilities at fair value through profit or loss:

Neurolief (a)	(319)	-

Total financial liabilities at fair value through profit or loss	(319)	-

2025

Balance as of January 1,	$-
Investment in financial instruments	14,494
Gain from remeasurement to fair value through profit or loss	162

Balance as of December 31	$14,656

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 12: FINANCIAL INSTRUMENTS (Continued)

a.	On August 19, 2025, the Company entered into an Investment Agreement and a related Call Option Agreement with Neurolief, an Israeli private company developing a neuromodulation system. Pursuant to the Investment Agreement, the Company committed to provide up to $16 million in funding in up to three installments, subject to the terms and conditions set forth therein:

The initial investment consisted of a $5 million convertible loan bearing interest at the minimum rate permitted under Israeli tax law, convertible into approximately 12.89% of Neurolief’s fully diluted share capital at a $30 million pre-money valuation.

The second investment consists of a convertible loan of up to $6 million, contingent upon receipt of FDA approval for Neurolief’s neurostimulation system for depression, including as an adjunctive therapy for medication-resistant or treatment-refractory depression. On March 23, 2026, the second investment occurred. For additional information see Note 21(c).

The third investment consists of an equity investment of up to $5 million, contingent upon the occurrence of the second closing, the achievement of trailing 12-month revenues of $10 million, and the satisfaction of the applicable closing conditions, in exchange for Series S-3 Preferred Shares.

In addition, under the related Call Option Agreement, the Company was granted an option to acquire 100% of Neurolief’s outstanding equity interests not already held by the Company or its affiliates. The option is exercisable until 12 months after the second closing, followed by a 24-month non-exercise period and a final 6-month exercise period, subject to earlier termination in certain circumstances.

Total investment values	December 31, 2025
First investment	5,366
Second investment	-
Third investment - liability	(319)
Call option (out of the money)	-

b.	On May 29, 2025, the Group invested $5 million in Stella MSO, LLC in exchange for 87,787.37 Class E Preferred Units, representing approximately 4.70% of Stella’s equity on a fully diluted basis. The Class E Preferred Units carry a cumulative annual 8% compounding preferred return, include an anti-dilution ratchet, and are redeemable at the Group’s option after November 29, 2029 for an amount equal to the unpaid Class E Preferred Return and unpaid Class E Preferred Base Amount.

c.	On August 19, 2025, the Group invested $2.3 million in Axis Management Company, Inc. in exchange for Series A Convertible Preferred Stock, representing approximately 29.5% of Axis’s equity on a fully diluted basis. Under the agreement, the Group was required to make an additional $1.0 million investment if, within six months after closing, the practices for which Axis acts as a management services organization achieved average revenues of at least $750,000 during three consecutive months . The agreement also grants Axis and its stockholders a call option to purchase all of the Group’s shares during the three-month period beginning three years after closing, and grants the Group a put option to require the purchase of all or a portion of its shares during the three-month period beginning four years after closing, in each case at a price determined under a contractual formula based on the higher of (i) five times EBITDA for the preceding 12 months and (ii) the purchase price plus a 25% annual compounded return. The milestone was achieved and the additional investment was made on March 19, 2026. See Note 21(c).

d.	On October 26, 2025, the Group entered into a Series A Preferred Stock Purchase Agreement with Tangient ATX Inc., pursuant to which it invested $1.5 million at closing in exchange for Series A-4 Preferred Stock, representing approximately 10.0% of Tangient’s equity on a fully diluted basis. Under the agreement, the Group was required to invest up to an additional $2.5 million in three milestone-based tranches if, during the one-year period following closing, (i) sites 5 and 6 each independently achieved 400 visits per month for any two calendar months, (ii) each of sites 7, 8 and 9 achieved 150 visits per month for any two calendar months, and (iii) Tangient opened six additional clinics identified as sites 10 through 15 and such clinics collectively achieved at least 250 visits from their respective opening dates, in each case subject to the terms of the agreement. The agreement also grants Tangient a call option to repurchase all of the Group’s shares during annual exercise periods beginning three years after closing, and grants the Group a put option to require Tangient to repurchase all of its shares during annual exercise periods beginning four years after closing, subject to certain lender-related limitations, in each case at a price equal to the amount invested plus an 8% annual compounded return.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

The following table presents the fair value measurement hierarchy for the Group's assets and liabilities. Quantitative disclosures of the fair value measurement hierarchy of the Group's assets and liabilities as of December 31, 2025 and 2024:

	Fair value hierarchy
	December 31, 2025	December 31, 2024
	Level 3	Level 3
Assets measured at fair value:
Investments in financial assets measured at fair value through profit and loss	$14,656	$-

Financial liability measured at fair value through profit and loss	$319	$2,429

Significant investments in financial instruments are measured at fair value through profit or loss (Level 3 of fair value hierarchy), using the valuation techniques described below.

The fair value of the financial instruments is determined using a combination of valuation techniques, including Monte Carlo simulations, an option pricing model based on a Binomial framework, and a market approach based on a revenue multiple. The Monte Carlo simulations incorporate significant unobservable inputs such as a weighted average cost of capital (WACC) with a weighted average rate of 19%, expected volatility assumptions ranging up to a weighted average of 85.82%, a risk-free interest rate with a weighted average of 3.61%, and an initial share price of USD 56.96. The option pricing model (Binomial) relies on significant unobservable inputs including expected volatility with a weighted average of 76% and a risk-free interest rate with a weighted average of 3.52%. In addition, the market approach applies a revenue multiple as a significant unobservable input, which was determined based on comparable market data and resulted in a weighted average multiple of 2.013. Changes in these assumptions could result in material changes to the fair value measurements.

e.	Warrants liability:

	2025	2024

Balance as of January 1,	$2,429	$-
Warrants value at the date of issuance	-	3,425
Gain from remeasurement to fair value through profit or loss	(358)	(996)
Warrants classified to equity during the period	2,071	-

Balance as of December 31	$-	$2,429

On November 5, 2024, the Company consummated a private placement of 2,103,745 ADSs and warrants to purchase 1,500,000 ADSs at an exercise price of $9.50686 per ADS (the “Warrant”) to Valor BrainsWay Holdings, LLC (“Valor”), for aggregate immediate gross proceeds of approximately $20 million.

The Warrant became exercisable upon issuance thereof at the closing of the investment and will remain exercisable for 18 months after the initial issuance date (the “Exercise Period”). Under the Warrant, if at any time during the Exercise Period, the ADS closing price of any thirty (30) consecutive trading day period exceeds the exercise price of the Warrant by 40% or more, Valor shall be required to fully exercise the Warrant within five (5) trading days. Under the original terms of the Warrant, Valor could also exercise the Warrant, in whole or in part, at any time during the Exercise Period, by means of a “cashless exercise” according to the formula set forth in the Warrant.

The Company initially classified the Warrant as a financial liability (see Note 3b). Effective April 1, 2025, the Company entered into an amendment to the Warrant which, among other amendments, removed the cashless exercise features from the Warrant, resulting in a reclassification of the Warrant from liability (as of December 31, 2024) to equity (as of June 30, 2025). In October 2025, the Company received an exercise notice from Valor with respect to all of the issuable ADSs under the Warrant. At the Company’s request, the parties agreed for the Warrant to be exercised on a cashless basis, resulting in the issuance of 553,730 ADSs to Valor with no cash proceeds received by the Company.

On the date of exercise, the options were valued at an aggregate amount of $8,389. Accordingly a revaluation of $6,318 that was recorded in equity.

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

Expense in respect of defined contribution plans was $404, $390 and $343 for the years ended December 31, 2025, 2024 and 2023, respectively.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 14: TAXES ON INCOME

a.	Tax rates applicable to the Company and subsidiaries:

1.	Tax rate applicable to the Company and Brain R&D:

The Israeli corporate income tax rate was 23% in 2025, 2024 and 2023.

A company is taxable on its real capital gains at the corporate income tax rate in the year of sale.

2.	Tax rate applicable to US subsidiaries:

The subsidiaries are subject to U.S federal tax at the rate of 21%.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was signed into law making significant changes to U.S. income tax law. These changes include, but are not limited to, a corporate tax rate decrease from 35% to 21% effective for tax years 2018 onwards and created new taxes on certain foreign-sourced earnings and certain related-party payments.

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

Carryforward losses for tax purposes as of December 31, 2025 amount to approximately $80 million in Brain R&D and BrainsWay Ltd. (on an Israeli consolidated basis).

d.	Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

1.	Composition:

	Year ended December 31,
	2025	2024
Gross deferred tax assets:
Employee benefits	$160	$115
Doubtful debt provision	301	-
Lease liabilities	-	-
Deferred revenue	574	959
Other temporary differences	1,616	-
Gross deferred tax assets	2,651	1,074

Gross deferred tax liabilities:
Property, plant and equipment	(11)	(11)
Other temporary differences	(2,232)	-
Gross deferred tax liabilities	(2,243)	(11)

Deferred tax assets, net	$408	$1,063

2.	Contrary to prior years, the Company recognized a deferred tax asset in respect of tax loss carryforwards arising from losses incurred during the year ended December 31, 2025.

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

The reconciliation between the tax expense, assuming that all the income, expenses, gains and losses in profit or loss were taxed at the statutory tax rate and the taxes on income recorded in profit or loss is as follows:

	Year ended December 31,
	2025	2024	2023
Profit (loss) before taxes on income	$7,710	$3,459	$(3,946)

Statutory federal income tax rate(1)	21%	21%	21%

Tax (tax benefit) computed at the statutory tax rate	$1,619	$726	$(829)

Deferred tax asset recognized for prior years	(1,145)	-	-
Unrecognized temporary differences	(161)	(59)	(47)
Decrease (increase) in unrecognized tax losses in the year	-	(351)	1,070
Tax adjustment in respect of different tax rates	136	107	44
Taxes in respect of previous years	(287)	90	5
Non-deductible expenses and other differences	32	25	8
Permanent differences	(72)	-	-
Other	13	-	-

	$135	$538	$251

1.	Statutory income tax rate according to US federal tax rate in respect of income generated by the US subsidiaries, for which income tax was recorded for the years ended December 31, 2025 2024 and 2023.

f.	Taxes on income (tax benefits) included in the consolidated statements of comprehensive profit (loss):

	Year ended December 31,
	2025	2024	2023
Current taxes	$1,467	$683	$798
Deferred taxes	(1,045)	(235)	(552)
Taxes in respect of previous years	(287)	90	5

	$135	$538	$251

NOTE 15: CONTINGENT LIABILITIES, COMMITMENTS AND CHARGES

a.	Brain R&D received from the Israeli Government participation grants in research and development in an aggregate amount of approximately $13,400 and, in return, it is currently obligated to pay royalties amounting to 3% of sales of products from such grants up to 100% of total grants received.

As of December 31, 2025, the maximum royalties payable by the Company in the future in respect of active projects is $8,838, including interest at the SOFR rate. Through December 31, 2025, royalties paid were $7,626.

	2025	2024

Balance as of January 1,	$7,096	$7,085
Grants received during the year	-	-
Royalties paid during the year	(1,383)	(1,108)
Amounts carried to profit and loss	995	1,119

Balance as of December 31,	$6,708	$7,096

Current maturities in respect of government grants	$1,679	$1,293
Non-current liability in respect of government grants	$5,029	$5,803

b.	The Company entered into several distribution agreements with third parties regarding different territories around the world. According to these distribution agreements, the third parties are generally granted the exclusive right to market, distribute, lease and/or sale, use and promote sales of the systems in the relevant territories for a period defined in the agreement, generally ranging from 3 to 10 years. The Company supplies the systems to the distributors, and they promote and provide various services (such as installation, training and maintenance) to local customers. These distributors are typically contractually committed to meet minimum order quantities, absent which may serve as grounds for termination.

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

During the year ended December 31, 2025, the Company recognized revenues of approximately $66.

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

On January 2026, Inc and Yeda signed an amendment to the fifth addendum, according to which Additional rfTMS Patent shall be added to the “rfTMS Patent” as defined in the Preamble of the Fifth Addendum, under the same royalties conditions (no additional royalties). The company shall pay Yeda the sum of US$ 7,710.20, being the amount of all costs and fees paid by Yeda until the date of signature of the Amendment in connection with the Additional rfTMS Patent.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 16: EQUITY

a.	Composition of share capital:

	December 31, 2025		December 31, 2024
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares of NIS 0.04 par value each	120,000,000	39,165,805	120,000,000	37,626,427

b.	Movement in share capital:

	Number of shares	NIS par value
Balance as of January 1, 2025	37,626,427	1,505,057
Vesting of RSU	211,043	8,442
Exercise of share options	220,875	8,835
Issue of shares	1,107,460	44,298

Balance of December 31, 2025	39,165,805	1,566,632

c.	Rights attached to shares:

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

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 17: SHARE-BASED PAYMENT

a.	The expense recognized in the financial statements for services received is shown in the following table:

	Year ended December 31,
	2025	2024	2023
Equity-settled share-based payment plans to employees, directors and consultants.	$1,204	$1,441	$381

b.	The share-based payment transactions that the Company granted to its employees, directors and consultants are shown in the following table:

Range of exercise prices	Options outstanding as of December 31, 2025(*)	Weighted Average remaining contractual Term	Weighted Average exercise price ($)	Options exercisable December 31, 2025(*)
4.71-7.99	2,229,113	6.65	2.92	1,325,043

(*) Options and restricted shares.

c.	The fair value of the Company’s options granted for the years ended December 31, 2025, 2024 and 2023 was estimated using the following assumptions:

	Year ended December 31,
	2025	2024	2023
Expected volatility (%)	49.03-50.70	38.86 - 38.95	48.9 - 71.61
Risk-free interest rate (%)	3.81-4.24	4.40 - 4.43	3.39 - 4.58

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 17: SHARE-BASED PAYMENT (Continued)

d.	The following table presents the changes in the number of share options and the weighted average exercise prices of share options:

	Year ended December 31,
	2025		2024
	Number of options	Weighted average exercise price (*)	Number of options	Weighted average exercise price (*)

Outstanding at January 1,	2,626,113	$3.19	2,072,100	$2.94
Granted	360,000	6.35	765,000	3.12
Exercised	(220,875)	4.19	(42,391)	2.35
Expired	(339,500)	4.06	(144,846)	4.24
Forfeited	(121,625)	4.19	(23,750)	3.32

Outstanding at December 31,	2,304,113	$3.22	2,626,113	$2.93

Exercisable at December 31,	1,325,043	$3.02	1,358,925	$3.55

(*)	The exercise price of all options denominated in NIS and was translated to USD in the table above using the exchange rate as of December 31, 2025 and 2024, respectively.

The contractual life of the options is ten years from the grant date. The weighted average remaining contractual life for the options outstanding as of December 31, 2025 and 2024 was approximately six years and five years, respectively.

The weighted average share price on the date of exercise of the share options was $4.9 in 2025 and 2024.

The weighted average fair value of options granted during 2025 was $5.36 (for options granted during 2024, the weighted average fair value was $1.74)

During 2021, the Company completed a repricing of outstanding options via an exchange offer pursuant to which the Company exchanged previously granted options with new options. For those that chose to participate in the exchange, the repricing resulted in an updated exercise price of $4.675 or NIS 15.26 per ordinary share, and is otherwise subject to the same expiration date, vesting schedule and other terms as previously existed prior to the exchange offer. Several employees chose not to participate in the exchange because their options were subject to a lower exercise price than that offered in the repricing. Accordingly, the exercise price range for options outstanding as of December 31, 2025 and 2024 was NIS 2.78-12.25.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 17: SHARE-BASED PAYMENT (Continued)

e.	The following table presents the changes in the number of restricted shares and the weighted average exercise prices of restricted shares:

	2025	2024
	Number of Restricted shares	Number of Restricted shares
Outstanding at January 1,	428,452	269,638
Granted	120,000	320,000
Vested	(211,043)	(134,357)
Forfeited	(31,933)	(26,829)
Outstanding at December 31,	305,476	428,452

The weighted average fair value of restricted shares granted during 2025 was $5.62.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 18: ADDITIONAL INFORMATION TO THE STATEMENTS OF COMPREHENSIVE PROFIT (LOSS)

a.	Additional information on revenues:

1.	Revenues reported in the financial statements for each group of similar products and services:

	Year ended December 31,
	2025	2024	2023
Revenues from sale	$35,044	$22,413	$20,372
Revenues from lease	12,160	14,501	8,523
Revenues from sale related service	3,862	3,412	2,311
Revenues from other service	1,159	690	579

Total revenue	$52,225	$41,016	$31,785

2.	Revenues from major customers, each accounting for 10% or more of total revenues reported in the financial statements:

	Year ended December 31,
	2025	2024	2023
Customer A	34%	19%	15%
Customer B	0%	11%	*)

*) Less than 10%

Geographic information:

Revenues reported in the financial statements based on the location of the customers, are as follows:

	Year ended December 31,
	2025	%	2024	%	2023	%
U.S.	$44,219	85	$33,227	81	$23,979	75
Other	8,006	15	7,789	19	7,806	25
	52,225	100	$41,016	100	$31,785	100

b.	Cost of revenues:

	Year ended December 31,
	2025	2024	2023
Cost of revenues from sale	$8,615	$5,997	$5,792
Cost of revenues from lease	2,990	3,562	1,670
Cost of revenues from sale related service	949	648	678
Cost of revenues from other service	285	228	168

Total cost of revenues	$12,839	$10,435	$8,308

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 18: ADDITIONAL INFORMATION TO THE STATEMENTS OF COMPREHENSIVE PROFIT (LOSS) (Continued)

Full impairment losses charged to cost of revenues of full impairment losses recorded as a reduction of cost of revenues amounted to $(140,210) in 2025, $(111,245) in 2024, and $185,116 in 2023.

c.	Research and development expenses, net:

	Year ended December 31,
	2025	2024	2023
Salaries and related benefits	$5,834	$4,413	$4,012
Subcontractors	2,250	1,420	1,564
Laboratory materials	466	346	333
Patents	212	287	133
Share-based payment	211	318	264
Travel	76	43	48
Depreciation	274	201	108
Other	280	162	235
Less: Government grants	-	-	(32)

Research and development expenses, net	$9,603	$7,190	$6,665

d.	Selling and marketing expenses:

	Year ended December 31,
	2025	2024	2023
Salaries and related benefits	$11,041	$9,019	$10,273
Agent commissions	168	222	489
Marketing, advertising and events	3,570	3,083	2,729
Travel	1,515	1,547	1,542
Share-based payment	118	180	126
Depreciation	183	214	137
Collection costs and other	2,338	1,938	1,160

	$18,933	$16,203	$16,456

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 18: ADDITIONAL INFORMATION TO THE STATEMENTS OF COMPREHENSIVE PROFIT (LOSS) (Continued)

e.	General and administrative expenses:

	Year ended December 31,
	2025	2024	2023
Salaries and related benefits	$2,612	$2,073	$2,689
Professional fees and office expenses	2,140	2,023	2,638
Depreciation	212	185	141
Travel	131	27	16
Allowance for doubtful accounts	564	570	(145)
Share-based payment	868	919	(24)
	$6,527	$5,797	$5,315

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 18: ADDITIONAL INFORMATION TO THE STATEMENTS OF COMPREHENSIVE PROFIT (LOSS) (Continued)

f.	Finance income and expense:

	Year ended December 31,
	2025	2024	2023
Finance income:
Interest-income revaluation of bank deposits	$3,007	$2,477	$2,171
Remeasurement of warrants	358	996	-
Hedging	2,069	111	-
Remeasurement of financial assets	162	-	-
	5,596	3,584	2,171
Finance expense:
Liability in respect of government grants	995	1,119	799
Bank commissions	72	36	27
Exchange rate differences	573	160	61
Interest expense of lease liability	567	127	48
Hedging	-	-	223
Other	2	74	-
	2,209	1,516	1,158
Finance income, net	$3,387	$2,068	$1,013

NOTE 19: NET INCOME (LOSS) PER SHARE

Number of shares and income (loss) used in the computation of net income (loss) per share:

	Year ended December 31,
	2025		2024		2023
	Weighted number of shares	Income (loss) attributable to equity holders of the Company	Weighted number of shares*)	Income (loss) attributable to equity holders of the Company	Weighted number of shares*)	Loss attributable to equity holders of the Company

For the computation of basic net income (loss)	38,005,251	$7,575	33,969,077	$2,921	33,155,669	$(4,197)
Effect of potential dilutive ordinary shares	1,600,267	(358)	799,882	(996)	-	-
For the computation of diluted net profit (loss)	39,605,518	$7,217	34,768,959	$1,925	33,155,669	$(4,197)

*) Computation of diluted loss per share did not include potential ordinary shares that would result from conversion of outstanding options and warrants, as their conversion has anti-dilutive effect.

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 20: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with interested and related parties

  As of December 31, 2025

	Key management personnel	Other interested and related parties

Vendors	$-	$13

Other accounts payable	$547	$122

  As of December 31, 2024

	Key management personnel	Other interested and related parties

Vendors	$-	$7

Other accounts payable	$331	$110

b.	Benefits to interested and related parties:

	Year ended December 31,
	2025	2024	2023

Salary to those employed by the Company or on its behalf	$-	$-	$-

Directors’ fees to those not employed by the Company or on its behalf	$738	$453	$411

Number of individuals to whom the salary and benefits relate:
Related and interested parties employed by the Company or on its behalf	-	-	-
Directors not employed by the Company	8	9	8
	8	9	8

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 20: BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Continued)

c.	Share-based payment:

	Year ended December 31,
	2025	2024	2023

Share-based payment to those employed by the Company or on its behalf	$374	$354	$207

Share-based payment to those not employed by the Company or on its behalf	$343	$429	$102

d.	Transactions with interested and related parties:

  Year ended December 31, 2025

	Key management personnel (*)	Other interested and related parties

Research and development expenses	$-	$77
General and administrative expenses	1,119	395
	$1,119	$472

  Year ended December 31, 2024

	Key management personnel (*)	Other interested and related parties

Research and development expenses	$-	$70
General and administrative expenses	846	383
	$846	$453

  Year ended December 31, 2023

	Key management personnel (*)	Other interested and related parties

Research and development expenses	$-	$70
General and administrative expenses	801	298
	$801	$368

BRAINSWAY LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

U.S. dollars in thousands (except share and per share data)

NOTE 20: BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Continued)

*)       Some of the key management personnel are interested parties by virtue of holdings.

e.	For transactions including the issuance of shares and warrants to related parties, see Note 12e.

f.	For information regarding the fair value of the options granted to directors, see Note 17b.

NOTE 21: SUBSEQUENT EVENTS

a.	On February 19, 2026, the Company entered into a strategic equity financing agreement with BrainStim Health Inc. ('BrainStim'), a Canadian-based mental health provider. Under the terms of the agreement, the Company invested an initial amount of $1.0 million in exchange for a minority position in the form of a preferred, annually compounding security. The agreement also provides for potential additional investments of up to $1.5 million via two milestone-based investments, as well as a redemption mechanism relating to the shares.

b.	On February 17, 2026, the Company announced that its Board of Directors approved a change in the ratio of its American Depositary Shares (ADSs) to its ordinary shares from the current ratio of two ordinary shares per one ADS to a new ratio of one ordinary share per one ADS. The change became effective on March 3, 2026. There was no change to the Company’s ordinary shares.

c.	On March 23, 2026, following the FDA-related milestone defined in the investment agreement, the Company invested an additional $6 million in Neurolief, convertible into Series S-2 Preferred Shares at a pre-money valuation of $45 million.

d.	On March 19, 2026, following the achievement of a predefined revenue performance milestone under the strategic equity financing agreement, the Company invested an additional $1.0 million in Axis Management Company, Inc. ("Axis"), in the form of preferred, annually compounding securities.

